1/25

08001522

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Wi-LAN Inc.

*CURRENT ADDRESS Suite 608
11 Holland Avenue
Ottawa, ON K1Y 4S1
Canada

**FORMER NAME

**NEW ADDRESS

PROCESSED
APR 01 2008
THOMSON
FINANCIAL

FILE NO. 82- 35763 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

2G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
2G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☒
DEF 14A (PROXY)	☐		

OICF/BY: mfc

DAT : 3/28/08

Wi-LAN Inc.

Consolidated Financial Statements

for the Years Ended October 31, 2006 and 2005

January 9, 2007

Management's Report

The consolidated financial statements and other financial information of Wi-LAN included in this annual report are the responsibility of the Company's management and have been examined and approved by its Audit Committee and Board of Directors. These financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles ("GAAP"), and include amounts that are based on management's best estimates using careful judgment. The selection of accounting principles and methods is management's responsibility.

To discharge its responsibility for financial reporting and the safeguarding of assets, the Company maintains internal control systems designed to provide reasonable assurance that financial information is reliable and accurate. Management recognizes its responsibility for conducting the Company's affairs to comply with the requirements of applicable laws and establishes financial standards and principles, and for maintaining proper standards of conduct in its activities.

The Board of Directors supervises the financial statements and other financial information such as the management's discussion and analysis of financial condition and results of operations ("MD&A") through its Audit Committee, which consists solely of outside directors. The Audit Committee meets at least quarterly with management and annually with the independent auditors to review performance and discuss audit, internal control, accounting policy and financial reporting matters.

PricewaterhouseCoopers LLP ("PwC") have audited the financial statements in accordance with generally accepted auditing standards. PwC are the external auditors who were appointed by the Company's Board following the resignation of KPMG LLP in October 2006.

(signed)
James D. Skippen
President & CEO

(signed)
R. Stephen Bower, FCA
CFO

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
99 Bank Street, Suite 700
Ottawa, Ontario
Canada K1P 1K6
Telephone +1 613 237 3702
Facsimile +1 613 237 3963

AUDITORS' REPORT

To the Shareholders of Wi-LAN Inc.,

We have audited the consolidated balance sheet of Wi-LAN Inc. as at October 31, 2006 and the consolidated statements of operations and deficit and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at October 31, 2006 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

The prior year's figures were audited by other auditors who expressed an unqualified opinion thereon dated December 13, 2005, except for note 16(c), which was as of February 3, 2006.

(signed)
PricewaterhouseCoopers LLP
Chartered Accountants
Ottawa, Ontario
January 11, 2007

Wi-LAN Inc.

Consolidated Statements of Operations and Deficit
(In thousands of Canadian dollars, except per share amounts)

Years ended October 31		2006		2005
Revenues	$	2,108	$	-
Income/(expenses) from the following:				
Operating expenses		(5,721)		(3,872)
Depreciation and amortization		(676)		(563)
Settlement (note 3)		9,635		-
Gain on debt settlement (note 4)		2,919		-
Gain on sale of property (note 5)		1,145		88
Gain on disposal of long-term investments		-		142
Impairment of investments		-		(70)
Other income		29		297
Interest:				
Interest income		219		176
Interest expense on long-term debt		(97)		(286)
Other interest expense		-		(85)
Earnings/(loss) from continuing operations before income taxes		9,561		(4,173)
Provision for future income tax recovery (note 6)		16,726		-
Earnings/(loss) from continuing operations		26,287		(4,173)
Loss from discontinued operations (notes 1 and 7)		(12,178)		(21,605)
Net earnings/(loss)		14,109		(25,778)
Deficit, beginning of year		(179,701)		(153,923)
Deficit, end of year	$	(165,592)	$	(179,701)
Earnings/(loss) per share - basic and diluted (note 10g):				
From continuing operations	$	0.54	$	(0.10)
From discontinued operations		(0.25)		(0.51)
Net earnings/(loss) per share	$	0.29	$	(0.61)

See accompanying notes to consolidated financial statements

Wi-LAN Inc.
Consolidated Balance Sheets
(In thousands of Canadian dollars)

As at October 31	2006	2005
Assets		
Current assets:		
Cash and cash equivalents	$ 16,680	$ 3,690
Accounts receivable	400	-
Future tax asset (note 6)	16,726	-
Prepaid expenses and deposits	387	453
Assets of discontinued businesses (note 7)	621	11,290
Current assets	34,814	15,433
Furniture and equipment (note 8)	174	86
Patents and trademarks (note 9)	9,787	10,059
	$ 44,775	$ 25,578
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable and accrued liabilities	$ 814	$ 1,706
Debt (note 4)	-	4,508
Current portion of deferred gain on sale of property (note 5)	-	176
Liabilities of discontinued businesses (note 7)	687	7,303
Current liabilities	1,501	13,693
Deferred gain on sale of property (note 5)	-	969
Total liabilities	1,501	14,662
Shareholders' equity		
Common shares (note 10b)	202,396	184,921
Contributed surplus (note 10)	6,470	5,696
Deficit	(165,592)	(179,701)
Shareholders' equity	43,274	10,916
	$ 44,775	$ 25,578

Commitments and contingencies (note 12)
Subsequent events (note 15)

See accompanying notes to consolidated financial statements

On behalf of Board:

(signed) Dr. Robert Schulz
Dr. Robert Schulz
Director

(signed) John Gillberry
John Gillberry
Director

Wi-LAN Inc.

Consolidated Statements of Cash Flows

(In thousands of Canadian dollars)

Years ended October 31	2006	2005
Cash provided by/(used in)		
Operations		
Earnings from continuing operations	$ 26,287	$ (4,173)
Non-cash items:		
Stock-based compensation	447	379
Depreciation and amortization	676	563
Settlement (note 3)	(9,635)	-
Debt settlement (note 4)	(4,508)	843
Gain on sale of property (note 5)	(1,145)	(88)
Deferred stock units (note 10d)	105	-
Gain on disposal of long-term investments	-	(142)
Impairment of investments	-	70
Gain on sale of patents	(429)	-
Future tax recovery (note 6)	(16,726)	-
	(4,928)	(2,548)
Change in non-cash working capital balances:		
Accounts receivable	(400)	-
Prepaid expenses	66	(261)
Accounts payable and accrued liabilities	(892)	250
Cash (used in) continuing operations	(6,154)	(2,559)
Cash (used in) discontinued operations (note 7)	(7,800)	(12,188)
Cash (used in) operations	(13,954)	(14,747)
Financing		
Proceeds on sale of common shares, net of share issuance costs	14,738	-
Share capital issued for cash on the exercise of options	479	56
Share capital issued for cash on the exercise of warrants	233	-
Cash received from loan payable	2,000	-
Repayment of loan payable	(2,000)	-
Repayment of long-term debt	-	(7,842)
Cash generated from/(used in) continuing operations	15,450	(7,786)
Cash (used in) discontinued operations (note 7)	(61)	(48)
Cash generated from/(used in) financing	15,389	(7,834)
Investing		
Purchase of furniture and equipment	(107)	(4)
Purchase of patents and trademarks	(6)	(102)
Restricted cash	-	775
Proceeds from settlement, net (note 3)	9,635	-
Proceeds from sale of patents (note 3)	1,510	-
Proceeds on sale of property, net	-	11,787
Proceeds on sale of long-term investments, net	-	303
Cash generated from continuing operations	11,032	12,759
Cash generated from/(used in) discontinued operations (note 7)	523	(256)
Cash generated from investing	11,555	12,503
Net cash and cash equivalents generated/(used) in the year	12,990	(10,078)
Cash and cash equivalents at beginning of year	3,690	13,768
Cash and cash equivalents at end of year	$ 16,680	$ 3,690

See accompanying notes to consolidated financial statements

(thousands of Canadian dollars, except share and per share amounts, unless otherwise stated)

1. Nature of operations

Wi-LAN Inc. ("Wi-LAN", or the "Company") is incorporated under the Business Corporations Act (Alberta), in Canada.

Wi-LAN has developed, acquires and licenses a range of intellectual property that drives products providing access in wireless and wireline telecommunications markets. Some of the fundamental technologies covered by the Corporation's patents include: CDMA (a third generation wireless platform); Wi-Fi (the underlying technology of wireless local area networks and other products based on IEEE 802.11 specifications); WiMAX (a standards-based broadband wireless technology that provides longer-range wireless connectivity); and ADSL (a standards-based access technology that provides broadband Internet access over twisted pair telecommunications wiring). The ADSL patents were acquired from Nokia on December 4, 2006, subsequent to Wi-LAN's October 31, 2006 fiscal year end (note 15).

Wi-LAN completed its transformation from a broadband wireless technology development and equipment manufacturing company to a "pure play" wireless and wireline telecommunications intellectual property licensing company by divesting its products and engineering services divisions during 2006.

Following an extensive review of strategic alternatives, the Company's Board of Directors approved a plan in January 2006 to exit its products business, and in March 2006 to divest its engineering services business. During 2006, the Libra 5800 product line was sold to GIL Technology Co. Ltd.; the Ultima 3, VIP and LIBRA MX product lines were sold to EION Wireless Inc.; and the Til-Tek antenna business was sold to a subsidiary of Kavveri Telecom Products Limited. The purchasers are providing ongoing support for Wi-LAN's former customers and channel partners. Also during the second quarter, Wi-LAN signed a letter of intent to dispose of its engineering services business to a subsidiary of Fujitsu Microelectronics of America ("Fujitsu"). The transaction was completed in May 2006, and included the transfer of approximately 26 of Wi-LAN's engineering staff to Fujitsu.

The results of the products business and engineering services business have been reported as discontinued operations in these financial statements (note 7).

2. Significant accounting policies

The consolidated financial statements of Wi-LAN have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and are stated in Canadian dollars. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the dates of the financial statements, and the reported amounts of revenues and expenses during the years. These financial statements have, in management's opinion, been properly prepared within the framework of the accounting policies summarized below.

The amounts recorded for doubtful accounts, depreciation of property, plant and equipment, amortization of patents and trademarks, estimated future tax, stock-based compensation and provisions for contingent liabilities are based on management's best estimates. By their nature, these estimates are subject to measurement uncertainty, and the effect on the financial statements of changes in these estimates could be significant.

a) Consolidation

The consolidated financial statements include the accounts of Wi-LAN Inc. and its subsidiaries. All inter-company transactions and balances have been eliminated.

b) Revenue recognition

The Company recognizes revenue when it is earned. The Company considers revenue to be earned when it has persuasive evidence of an arrangement, the IP obligation has been fulfilled in accordance with the terms of the licensing agreement, including delivery and acceptance, and collection is reasonably assured.

c) Stock-based compensation

The Company has a stock option plan ("Option Plan") for certain employees, directors and consultants. The Company accounts for stock options using the fair value method. Compensation expense is measured at the estimated fair value of the options at the date of grant, and charged to earnings over the vesting periods. The amount expensed is credited to contributed surplus in the period. On the exercise of stock options, cash received is credited to share capital together with the amount previously credited to contributed surplus on the accrual of the compensation expense.

d) Deferred stock units

The Company has a deferred stock unit plan ("DSU Plan") for certain employees and directors. Effective April 2006, following shareholder approval, the Company has the right to settle the DSUs in either cash or by the issuance of common shares. The liability for outstanding units and related expense for the DSUs are adjusted to reflect the market value of the common shares at each balance sheet date.

e) Restricted share units

The Company implemented a restricted share unit plan ("RSU Plan") for certain employees and directors in January 2007, and has granted RSUs pursuant to its employment agreement with a key employee. Under the current RSU Plan, units are settled in cash based on the market value of Wi-LAN's common shares on the dates the RSUs vest. The accrued liability and related expense for the RSUs are adjusted to reflect the market value of the common shares at each balance sheet date.

f) Income taxes

The Company uses the liability method of accounting for income taxes. Future income tax assets and liabilities are determined based on the difference between the accounting and tax bases of the assets and liabilities, and measured using the substantively enacted tax rates that are expected to be in effect when the differences are estimated to be reversed. Future tax assets are recognized for all temporary differences, unused tax losses and income tax reductions that are "more likely than not" to be realized, and a valuation allowance is considered in valuing future tax assets at each quarterly balance sheet date.

g) Per share amounts

Per share amounts are calculated based on the weighted average number of shares issued and outstanding during the period. The Company uses the treasury stock method of accounting for diluted earnings per share.

h) Cash and cash equivalents

Cash and cash equivalents comprise cash in bank accounts and term deposits or similar financial instruments with maturities of three months or less at the date of the investment.

i) Foreign currency translation

Transactions in foreign currency are translated at the rate in effect at the date of the transaction, with the exception of monetary assets and liabilities that are translated at exchange rates prevailing at the consolidated balance sheet dates. Unrealized translation gains and losses on translation of the financial statements are included in earnings for the period.

j) Furniture and equipment

Furniture and equipment are carried at cost less accumulated depreciation. Depreciation is calculated on the straight-line basis over the estimated useful lives of the assets as follows:

Computer equipment and software	3 years
Furniture	5 - 7 years
Leasehold improvements	term of the lease

k) Patents and trademarks

Patents and trademarks are carried at cost less accumulated amortization. Amortization is calculated on the straight-line basis over the estimated useful lives or the remaining term of the patent (up to 20 years), whichever is less. The carrying value of patents and trademarks is reviewed periodically by management to determine whether the asset values are impaired. Impairment is determined by comparing the carrying value to the estimated undiscounted future cash flows to be generated by those assets. If this assessment indicates that the carrying value of the patents or trademarks may not be recoverable, the carrying value is then compared with the estimated fair value of the assets, and the carrying value is written down to the estimated fair value.

3. Settlement

In December 2005, the Company signed an agreement with Cisco Systems Inc. for the sale of patents, paid-up and prepaid royalties on certain patents and settlement costs. In January 2006, Wi-LAN received proceeds of $11,648 (US$10,000). The settlement, less related costs of the patents sold and expenses totaling $2,013, resulted in a net gain of $9,635.

4. Gain on debt settlement

In March 2006, Wi-LAN and Industry Canada reached an agreement to terminate a Contribution Agreement, as amended, under the Technology Partnerships Canada ("TPC") program. In accordance with the settlement agreement, Wi-LAN paid $1,800 and was released unconditionally by Industry Canada from any further claims or commitments under the TPC program. This release included the elimination of the Company's prior obligation to issue warrants to purchase Wi-LAN common shares. The $4,719 liability previously

recorded by the Company in connection with the potential settlement of the obligation was credited to fiscal 2006 earnings, resulting in a net gain of $2,919 after the $1,800 payment.

5. **Gain on sale of property**

In April 2005, the Company sold its head office facility in Calgary and committed to a seven year lease on approximately 35,000 square feet of office space. The gain on sale of approximately $1,200 was being recognized over the term of the operating lease. Due to the termination of the associated lease in January 2006, and the move of the head office to smaller premises in Calgary, the Company recognized the $1,145 balance of the deferred gain as earnings in 2006.

6. **Income taxes**

A reconciliation of the expected income tax recovery/(expense) to the actual income tax recovery reported in the consolidated statements of operations and deficit is as follows:

		2006		**2005**
Earnings/(loss) from continuing operations before taxes	$	9,561	$	(4,173)
Expected income tax recovery/(expense) at Canadian statutory income tax rate of 36.12% (2005 - 33.62%)		(3,453)		1,403
Permanent differences		29		291
Reduction/(increase) in valuation allowance		20,150		(1,694)
Future income tax recovery	$	16,726	$	-

Future income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's estimated future tax assets and liabilities are as follows:

		2006		**2005**
Operating tax loss carry-forwards	$	27,602	$	31,156
Scientific research and experimental development ("SR&ED") carry-forwards		5,925		5,515
Book amortization in excess of capital cost allowance		2,894		2,304
Share issue costs		280		394
Long-term investments		-		1,222
Accounts payable and other		-		712
Total future tax assets		36,701		41,303
Valuation allowance		(19,975)		(41,303)
Future tax asset	$	16,726	$	-

In assessing the realizability of future tax assets, management considers whether it is more likely than not that some portion or all of the future tax assets will not be realized. The realization of future tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences are deductible. The amount of the future tax asset considered realizable could change materially in the near term, based on future taxable income during the carry-forward period.

At October 31, 2006, the Company had unused non-capital tax losses, SR&ED and temporary differences carried forward as follows:

		SR&ED credits		Temporary differences		Operating tax losses
2007					$	11,755
2008						25,340
2009						13,782
2010						2,074
2014						5,825
2015						16,532
2026						1,110
Indefinite	$	16,403	$	8,787		-
	$	16,403	$	8,787	$	76,418

The Company also has $4,285 of investment tax credits that expire from 2007 to 2012, and $26,191 of capital losses carried forward, with no expiry.

7. **Financial results of discontinued operations**

As described in note 1, Wi-LAN exited its products business and engineering services business in 2006. Proceeds on the disposal of the products business amounted to $1,754 less related expenses and other costs. Net proceeds on the disposal of the engineering services business to Fujitsu amounted to $100, and were included in the overall net loss from discontinued operations. A number of contingent costs were avoided by completing the disposition.

Summary financial results of the exited products and engineering services businesses for the years ended October 31, 2006 and 2005 are as follows:

For the years ended October 31		2006		2005
Revenues	$	7,332	$	25,744
Gross profit/(loss)		(2,225)		8,601
Research and development expense		(5,531)		(9,435)
Selling, general and administrative expense		(3,815)		(14,407)
Impairment of goodwill		-		(6,364)
Loss on sale of businesses and equipment		(607)		-
Loss from discontinued businesses	$	(12,178)	$	(21,605)

The assets and liabilities of the discontinued businesses are carried at the lower of their carrying amount and their estimated fair value on Wi-LAN's consolidated balance sheet, and reflect the following:

As at October 31		2006		2005
Assets				
Accounts receivable	$	621	$	5,723
Inventory		-		3,184
Prepaid expenses		-		1,159
Property, plant and equipment		-		1,224
Total assets of discontinued businesses		621		11,290
Liabilities				
Accounts payable and accrued liabilities		607		5,642
Warranty		-		826
Capital leases		80		141
Deferred revenues		-		694
Total liabilities of discontinued businesses		687		7,303
Net (liabilities)/assets of discontinued businesses	$	(66)	$	3,987

The cash flows pertaining to the discontinued businesses were as follows:

For the years ended October 31		2006		2005
Operations				
Loss from operations	$	(12,178)	$	(21,605)
Non-cash items:				
Stock-based compensation and DSUs		748		429
Depreciation and amortization		151		698
Impairment of goodwill		-		6,364
Loss on sale of businesses and other equipment		589		-
		(10,690)		(14,114)
Change in non-cash working capital balances:				
Accounts receivable		5,168		1,114
Inventory		3,184		94
Prepaid expenses		1,093		(1,003)
Accounts payable and accrued liabilities		(6,555)		1,721
Cash used in operations		(7,800)		(12,188)
Financing				
Capital lease payments		(61)		(48)
Cash used in financing		(61)		(48)
Investing				
Proceeds on sale of business		622		-
Proceeds on sale of long-term investments		40		-
Purchase of property, plant and equipment		(139)		(256)
Cash generated from/(used in) investing		523		(256)
Net cash used in discontinued businesses	$	(7,338)	$	(12,492)

8. Furniture and equipment

The cost and net book value of Wi-LAN's furniture and equipment follow:

		Cost		Accumulated depreciation		Net book value
As at October 31, 2006						
Computer equipment and software	$	156	$	59	$	97
Furniture		148		71		77
	$	304	$	130	$	174
As at October 31, 2005						
Computer equipment and software	$	81	$	54	$	27
Furniture		120		61		59
	$	201	$	115	$	86

Property, plant and equipment associated with the Company's discontinued operations are reported with those results (note 7).

9. Patents and trademarks

In April 2006, Wi-LAN acquired additional patent rights from Ensemble Communications Inc. in exchange for 2,000,000 common shares with a fair value of $1,500.

		Cost		Accumulated Amortization		Net Book Value
As at October 31, 2006						
Patents	$	11,240	$	1,453	$	9,787
Trademarks		-		-		-
	$	11,240	$	1,453	$	9,787
As at October 31, 2005						
Patents	$	10,927	$	917	$	10,010
Trademarks		75		26		49
	$	11,002	$	943	$	10,059

10. Share capital

a) ***Issued and outstanding***

The issued and outstanding common shares of Wi-LAN, along with equity instruments convertible into common shares, are as follows:

As at October 31	**2006**	**2005**
Common shares	61,099,073	42,229,184
Securities convertible into common shares:		
Stock options	4,039,350	3,246,193
Deferred stock units (DSUs)	26,348	799,990
Warrants	772,332	22,388
	65,937,103	46,297,755

Wi-LAN has a Stock Option Plan and a Deferred Stock Unit Plan for employees, directors and consultants. The Company is authorized to issue options plus DSUs totaling up to 10% of the outstanding common shares of the Company. In addition, 850,000 options granted to the President & CEO on joining the Company in June 2006 are treated as "inducement options" and are excluded from the 10% cap. The Company implemented a Restricted Share Unit Plan for employees and directors in January 2007. The RSU Plan calls for settlement in cash.

b) Common shares

Common shares	Number		Amount
October 31, 2004	41,818,416	$	184,833
Issued under Ensemble agreement - price protection	363,994		521
Share price adjustment	-		(521)
Exercise of stock options	46,774		56
Transfer from contributed surplus on options exercised	-		32
October 31, 2005	42,229,184	$	184,921
Issued on acquisition of patent rights (note 9)	2,000,000		1,500
Issued on sale of shares in June 2006	9,091,000		7,137
Issued on sale of shares in August 2006	6,400,000		7,180
Issued to settle DSUs	793,237		686
Exercise of stock options	412,852		479
Exercise of warrants	172,800		233
Transfer from contributed surplus on options and warrants exercised	-		260
October 31, 2006	61,099,073	$	202,396

Under the terms of the purchase agreement between the Company and Ensemble for acquired patents and patent applications, price protection provisions required the Company to provide more or less shares to Ensemble depending on the market price of the Company's common shares. During the year ended October 31, 2005, the Company issued 363,994 common shares to Ensemble related to the price protection provisions.

In June 2006, Wi-LAN completed a private placement of 9,091,000 common shares for net cash proceeds of approximately $7,395 (gross proceeds of $8,000) priced at $0.88 per common share. As part of the transaction, brokers warrants to purchase 545,460 common shares (6% of the number of shares in the financing) with an exercise price of $0.88 per common share and a one year life were issued. The $239 estimated fair value of the brokers warrants was recorded as a non-cash reduction in the amount recorded as share capital and a credit to contributed surplus.

In August 2006, Wi-LAN raised additional net cash of approximately $7,342 (gross proceeds of $8,000) by the sale of 6,400,000 common shares offered by way of a short form prospectus. The financing was priced at $1.25 per common share. As part of the transaction, brokers warrants to purchase 384,000 common shares (6% of the number of

shares in the financing) with an exercise price of $1.35 per common share and a one year life were issued. The $181 estimated fair value of the brokers warrants was recorded as a non-cash reduction in the amount recorded as share capital and a credit to contributed surplus.

c) ***Stock options***

Options vest at various times ranging from immediate vesting on grant to vesting over a three year period. Options generally have five-year lives.

Option activity for the two years ending October 31, 2006 and 2005 was as follows:

		Price per share			Exercisable options	
	Number of options	Price range		Weighted average	Number	Weighted average
October 31, 2004	3,389,105	$ 1.00	$ 45.80	$ 3.81	2,916,061	$ 4.19
Granted	1,020,450	0.72	1.60	1.31		
Exercised	(46,774)	1.00	2.92	1.18		
Cancelled/expired	(1,116,588)	1.00	14.45	4.87		
October 31, 2005	3,246,193	0.72	45.80	2.58	2,953,422	$ 2.64
Granted	4,302,000	0.70	1.51	0.93		
Exercised	(412,852)	0.77	1.54	1.16		
Cancelled/expired	(3,095,991)	0.75	45.80	2.54		
October 31, 2006	4,039,350	$ 0.70	$ 3.95	$ 1.00	1,263,470	$ 1.06

As a result of the restructuring described in note 1, many former Wi-LAN employees had 90 days to determine whether to exercise their vested options or let them expire. Most of the options exercised and options cancelled/expired in 2006 related to their departure.

The Company uses the Black-Scholes model for estimating the fair value of options granted, with the following assumptions:

	2006	2005
Risk free interest rate	4.3%	5%
Volatility	65%	57%
Expected option life (years) - <50,000 options	3.0	3.0
Expected option life (years) - >50,000 options	3.0	4.0
Dividend yield	0%	0%

The Company has recorded total stock-based compensation expense in continuing operations of $447 and $379 for the fiscal years ended October 31, 2006 and 2005, respectively. Contributed surplus has been increased by the amount of the stock-based compensation costs. The Company transferred $200 from contributed surplus to common shares for the options exercised in fiscal 2006 (2005 - nil).

Details of the outstanding options at October 31, 2006, are as follows:

Range of exercise prices		Outstanding stock options at Oct 31, 2006	Remaining term of options in years	Weighted average	Exercisable stock options at Oct 31, 2006	Weighted average
$ 0.70	$ 0.80	2,500,000	4.51	$ 0.71	897,500	$ 0.73
0.95	1.02	158,000	3.39	0.98	119,000	0.98
1.18	1.30	875,000	4.77	1.27	18,750	1.18
1.38	1.54	393,000	4.63	1.48	120,333	1.44
3.03	3.95	113,350	1.37	3.53	107,887	3.51
$ 0.70	$ 3.95	4,039,350	4.44	$ 1.00	1,263,470	$ 1.06

d) ***Deferred stock unit ("DSU") plan***

The Company has a DSU Plan as a tool to assist in the retention of selected employees and directors, and to help conserve the Company's cash position, especially in the first half of fiscal 2006. Under the plan, DSUs were awarded, and became due when the conditions of retention were met and employment terminated or completed. The value of each DSU was determined in reference to the Company's common share price, and the DSU value was payable (a) in cash for the period through April 20, 2006, and (b) in either cash or shares, at the Company's option, after April 20, 2006. In order to conserve cash, the Company has settled DSUs in shares since that date.

Details of the DSUs are as follows:

	Number
October 31, 2004	-
Granted	780,990
Cancelled	(1,000)
October 31, 2005	779,990
Granted	195,595
Settled in common shares	(793,237)
Settled in cash	(113,000)
Cancelled	(43,000)
October 31, 2006	26,348

e) ***Warrants***

Details of the outstanding warrants at October 31, 2006 are as follows:

		Price per share		
	Number of warrants	Price range		Weighted average
October 31, 2004	3,721,700	$ 1.85	$ 5.25	$ 4.02
Cancelled/expired	(3,699,312)	1.85	5.25	4.03
October 31, 2005	22,388	3.35	3.35	3.35
Granted	929,460	0.88	1.35	1.07
Exercised	(172,800)	1.35	1.35	1.35
Cancelled/expired	(6,716)	3.35	3.35	3.35
October 31, 2006	772,332	$ 0.88	$ 3.35	$ 1.06

In 2006, 15,672 warrants that were outstanding as at October 31, 2005 with an exercise price of $3.35 per share expired.

In conjunction with the financing on June 22, 2006, the Company granted brokers warrants to purchase 545,460 common shares with an exercise price of $0.88 per common share. In conjunction with the financing on August 17, 2006, the Company granted brokers warrants to purchase 384,000 common shares with an exercise price of $1.35 per common share. In October 2006, 172,800 of the warrants were exercised, resulting in a transfer of $60 from contributed surplus to common shares.

f) ***Restricted share unit ("RSUs") plan***

The Company implemented a restricted share unit plan ("RSU Plan") for certain employees and directors in January 2007, and has granted RSUs pursuant to its employment agreement with a key employee entered into during 2006. Under the RSU Plan, units are settled in cash based on the market value of Wi-LAN's common shares on dates the RSUs vest. The accrued liability and related expense for the RSUs are adjusted to reflect the market value of the common shares at each balance sheet date. During the year ended October 31, 2006, the Company committed to grant 750,000 RSUs that vest and are to be settled in cash as follows: 250,000 RSUs in January 2007, 250,000 RSUs in January 2008, and 250,000 RSUs in January 2009. The Company recorded an accrued liability and related expense of $175 for the period ending October 31, 2006 to recognize the estimated value of the earned RSUs for the year.

g) ***Per share amounts***

Basic earnings per common share ("EPS") is calculated by dividing earnings attributable to common shares by the sum of the weighted average number of common shares outstanding during the period.

Diluted EPS is calculated using the weighted average number of common shares outstanding during the period, adjusted to include the potentially dilutive effect of outstanding stock options and warrants. Restricted share units are payable in cash and are not considered as part of this diluted EPS. In 2005, deferred stock units were also payable in cash, so were not included in diluted EPS. The weighted average number of common shares outstanding for 2005 excludes the impact of options and warrants due to their anti-dilutive effect.

Earnings used in determining EPS from continuing and discontinued operations are the earnings as reported in the consolidated statements of operations and deficit.

The weighted average number of common shares outstanding, as well as a reconciliation of the weighted average number of common shares outstanding used in the basic EPS computation to the weighted average number of common shares outstanding used in the diluted EPS computation, are as follows:

	2006	2005
Basic weighted average number of common shares outstanding	48,447,178	42,143,065
Effect of stock options and warrants	330,804	-
Diluted weighted average number of common shares outstanding	48,777,982	42,143,065

11. Supplemental cash flow information

		2006		2005
Supplemental cash flow information				
Cash interest received/(paid), net	$	74	$	(195)
Cash taxes (paid)		-		(17)
Non-cash investing and financing transactions:				
Shares issued for Ensemble patent rights		1,500		-

12. Commitments and contingencies

The Company, in the course of its normal operations, is subject to claims, lawsuits and contingencies. Accruals are made in instances where it is probable that liabilities may be incurred and where such liabilities can be reasonably estimated. Although it is possible that liabilities may be incurred in instances for which no accruals have been made, the Company has no reason to believe that the ultimate outcome of these matters would have a significant impact on its consolidated financial position. The significant legal proceedings in which Wi-LAN is involved are summarized below.

There were several contingencies reported as at October 31, 2005 that were resolved during 2006. Legal action against Cisco was settled (note 3) and the commitment to purchase certain inventory was resolved as part of the disposal of the engineering services business to Fujitsu (note 7).

In September 2002, the Company, its former Executive Chairman (now Chairman of the Board), and Wi-Com Technologies Inc. (a private Alberta company), among others, were served with two Statements of Claim. The lawsuits allege the defendants are liable for failing to deliver certain common share certificates in a timely manner to the claimants. The claimants are former shareholders of Wi-Com Technologies Inc. The Company maintains that it has defences to the Claims and does not believe that it will ultimately be found liable for the Claim. The Company is vigorously defending the actions and has filed a Statement of Defence and has also filed a counterclaim against the claimants. To date it has not been determined if legal liability exists, and accordingly, no provision has been made in the Company's financial statements.

In August 2006, Wi-LAN was advised by a former channel partner of its intention to pursue a claim against the Company for approximately $335 (US$300) regarding a dispute over inventory supplied by Wi-LAN. To date this customer has secured an order in South Africa for seizure of some office equipment at premises apparently occupied by Wi-LAN in South Africa but has not initiated a legal action in Canada. The Company believes it has no liability for the claim and intends to vigorously defend its position in any action brought against it.

In September 2006, the Company was advised of an action initiated in France by a former Wi-LAN customer that is claiming €661 (about $925) for the cost of defective product, remediation efforts and compensatory damages. Wi-LAN has retained counsel to defend. It is unknown whether there is any basis for this claim.

In May 2006, Wi-LAN sued D-Link Systems, Inc. and D-Link Canada Inc. (collectively, "D-Link"). In addition to a declaration of past infringement by D-Link, Wi-LAN sought an injunction to prevent future infringement of its Canadian patent No. 2,064,975 and damages, including punitive damages plus interest and legal costs. On December 15, 2006, Wi-LAN announced that on December 13, 2006, the Federal Court of Canada ordered that Wi-LAN's claim for punitive damages be struck from the Wi-LAN Statement of Claim. The Court therefore allowed D-Link's appeal from a previous order made on August 21, 2006. Wi-LAN believes that this ruling does not materially impact its damages claim or prospects for recovery against D-Link. Wi-LAN wants to proceed expeditiously with its litigation and has therefore decided not to appeal this decision. D-Link has not yet filed a Statement of Defence in this action.

The following is a schedule of the total future minimum annual payments under the Company's lease for its Ottawa premises:

		Amount
2007	$	126
2008		130
2009		130
2010		130
2011 and thereafter		134
	$	650

13. Related party transaction

In July 2006, the Company entered into a one-year consulting contract with the Chairman of the Board through a company controlled by him. Under the terms of the agreement, Wi-LAN is paying a monthly consulting fee of $10 plus expenses, and granted the Chairman options to purchase 250,000 common shares at $1.30 per share.

14. Financial instruments

Financial instruments recognized in the balance sheet comprise: cash and cash equivalents, accounts receivable, and accounts payable and accrued liabilities. The carrying values of these financial instruments approximate their fair values due to their short terms to maturity.

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash and accounts receivable. Cash and cash equivalents are currently held with two major Canadian financial institutions. The Company's accounts receivable are modest, and management believes the credit risk is low. Subsequent to year end, the Company recorded a receivable from a major licensee, and expects to collect that amount in accordance with the terms of the related agreement.

The Company believes that an adequate provision has been made for the possibility of uncollectible receivables and monitors and adjusts the allowance as necessary. The Company does not generally require collateral or other security from customers.

15. Subsequent events

a) License agreement

In December 2006, Wi-LAN announced that Nokia Corporation ("Nokia") of Finland had licensed the Wi-LAN patent portfolio. Under the terms of the agreement, Nokia received a fully paid-up license to Wi-LAN's current patent portfolio. In partial consideration for this license, Nokia transferred to Wi-LAN approximately 93 patents, both issued and pending, related to telecommunications and asymmetric digital subscriber line ("ADSL") technologies. These patents have been valued at $34 million, based on an independent valuation by a major accounting firm. As additional consideration, Nokia committed to pay approximately $15.2 million (€10 million), less the required 10% withholding taxes, to Wi-LAN in January 2007.

b) Financing

In December 2006, Wi-LAN announced it had entered into an agreement with a syndicate of underwriters led by CIBC World Markets Inc., and including Wellington West Capital Markets Inc., Paradigm Capital Inc., Haywood Securities Inc. and Dundee Securities Corporation, pursuant to which the underwriters agreed to purchase, on a bought-deal basis, approximately 6,666,700 common shares of the Company at a purchase price of $4.50 per common share, for net cash proceeds of approximately $28,250 (gross proceeds of $30,000). The transaction closed in December 2006. The cash raised will be used to fund operations and for general corporate purposes, and may also be used to finance both technology acquisitions and any necessary litigation.

Wi-LAN Inc.

Annual Information Form

For the Year Ended
October 31, 2006

January 20, 2007

Table of Contents

Unless otherwise indicated, all financial information is reported in thousands of Canadian dollars, with the exception of earnings per share data which is reported in dollars.

Forward-looking and Other Statements

All statements, other than statements of historical facts, included in this Annual Information Form ("AIF") regarding Wi-LAN Inc.'s ("Wi-LAN", or the "Company") strategy, future operations, financial position, future revenues, projected costs, prospects, plans and objectives of management are forward-looking statements. When used herein and therein, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect", and similar expressions, as they relate to Wi-LAN Inc. or its management, are intended to identify forward-looking statements. Such statements are subject to known and unknown risks, uncertainties, assumptions and other factors outside of management's control that could cause actual results to differ materially from those expressed in the forward-looking statements. These forward-looking statements are made as of the date of the AIF. The Company assumes no responsibility for the accuracy and completeness of the forward-looking statements and undertakes no obligations to publicly revise these forward-looking statements to reflect subsequent events or circumstances.

General Matters

Market data and industry forecasts used in this AIF were obtained from various publicly available sources. Although Wi-LAN believes that these independent sources are generally reliable, the accuracy and completeness of such information is not guaranteed and has not been independently verified.

Wi-LAN is Wi-LAN Inc.'s trade name and "Wi-LAN" is a registered trade-mark in Canada and the United States. This AIF also includes references to trade names and trade-marks of other companies, which trade names and trade-marks are the properties of their respective owners.

Unless otherwise indicated, all financial information is reported in thousands of Canadian dollars, with the exception of earnings per share data which is reported in dollars.

1. Corporate Structure

Wi-LAN was incorporated under the *Business Corporations Act* (Alberta) as 529144 Alberta Ltd. on May 14, 1992. The Company amended its articles to change its name to Wi-LAN Inc. on October 29, 1992. On October 3, 1994, the Company amended its articles to remove the prohibition on inviting the public to subscribe for securities of Wi-LAN. On March 24, 1998, the Company amended its articles to remove the remaining private company restrictions and to reorganize its share capital. On March 25, 1998, Wi-LAN completed an initial public offering of its shares on the Toronto Stock Exchange.

Wi-LAN has two active wholly-owned subsidiaries, Wi-LAN Technologies Inc., incorporated under the laws of Delaware, U.S.A., and Wi-LAN Technologies Corporation ("Wi-LAN Technologies"), incorporated under the *Business Corporations Act* (Alberta).

The head office is located at 11 Holland Avenue, Suite 608, Ottawa, Ontario, K1Y 4S1 and the registered office is located at 3300, 421 - 7th Avenue S.W., Calgary, Alberta, T2P 4K9. Wi-LAN's website is: www.wi-lan.com. The information on the website is not and should not be considered part of, or incorporated by reference into, this AIF.

2. General Development of the Business

Three-year History

Wi-LAN owns intellectual property ("IP") that it believes is essential for a number of products in wireless and wireline telecommunications markets. The Company believes that its patents are relevant to the following areas: CDMA (a third generation wireless platform); Wi-Fi (the underlying technology of wireless local area networks based on IEEE 802.11 specifications); WiMAX (a standards-based broadband wireless technology that provides metropolitan area network connectivity based on IEEE 802.16 specifications); and ADSL (a standards-based access technology that provides broadband Internet access over twisted pair telecommunications wiring). Wi-LAN has already licensed some or all of its intellectual property to a number of major companies including Cisco Systems, Inc. ("Cisco"), Fujitsu Microelectronics America, Inc. and its affiliates ("Fujitsu"), Nokia Corporation ("Nokia"), Redline Communications Inc. and NXP Semiconductors (formerly a division of Philips).

During the fiscal years ending October 31, 2004 and 2005, and continuing for the first half of fiscal 2006, Wi-LAN was a global broadband wireless equipment and intellectual property company. It operated in three segments:

- the first segment designed, developed, manufactured, sold and serviced a range of broadband wireless equipment ("products business");
- the second provided engineering services; and
- the third licensed its IP.

During that period, Wi-LAN's products and engineering services businesses were unprofitable and consumed cash resources.

Following an extensive review of strategic alternatives, Wi-LAN focused its resources on commercializing its portfolio of broadband wireless technology patents and growing its business through the acquisition of patents. At the end of January 2006, the Company's board of directors approved a plan to exit its products business, and in March 2006, to divest its engineering services business. During 2006, the products business was sold, with the purchasers continuing to provide service and support for customers and distribution channel partners. During the second quarter, Wi-LAN signed a letter of intent to dispose of its engineering services business to a subsidiary of Fujitsu Microelectronics of America ("Fujitsu"). The transaction was completed in May 2006. In the third quarter, Wi-LAN relocated its head office to smaller premises in Ottawa, Ontario from Calgary, Alberta to reduce occupancy costs and facilitate access to the human resources required to manage its patent licensing business.

Wi-LAN has now completed its transformation from a broadband wireless technology development and equipment manufacturing company to a "pure play" wireless and wireline telecommunications IP licensing company. Wi-LAN's entry into the wireline IP market was achieved by the acquisition of asymmetric digital subscriber line ("ADSL") patents from Nokia in December 2006.

Recent Developments

In December 2005, the Company signed an agreement with Cisco Systems Inc. for the sale of patents, paid-up and prepaid royalties on certain licensed patents and settlement costs. In January 2006, Wi-LAN received proceeds of $11,648 (US$10,000). The settlement, less related costs of the patents sold and expenses amounting to $2,013, resulted in a net gain of $9,635.

During the second fiscal quarter of 2006, Wi-LAN completed the divestiture of its products business. The Libra 5800 product line was sold to GIL Technology Co. Ltd. ("GIL"); the Ultima 3, VIP and LIBRA MX product lines were sold to EION Wireless Inc. ("EION"); and the Til-Tek antenna business was sold to a subsidiary of Kavveri Telecom Products Limited ("Kavveri"). These purchasers provide ongoing support for Wi-LAN's former customers and distribution channel partners. Aggregate net proceeds from these sales were approximately $1,200.

In March 2006, Wi-LAN and Industry Canada agreed to terminate a contribution agreement, as amended, under the Technology Partnerships Canada ("TPC") program. In accordance with the termination agreement, Wi-LAN paid $1,800 and was released unconditionally by Industry Canada from any further claims or commitments under the TPC program. This release included the elimination of the Company's prior obligation to issue warrants to the federal government to purchase Wi-LAN common shares. The $4,719 liability previously recorded by the Company in connection with the potential settlement of the obligation was credited to fiscal 2006 earnings, resulting in a net gain of $2,919 after the $1,800 payment.

Also in March 2006, the Company formed a new wholly-owned subsidiary, Wi-LAN Technologies, to focus on the licensing of Wi-LAN's patent portfolio. Initially Wi-LAN Technologies acquired a portion of Wi-LAN's overall patent portfolio. Wi-LAN Technologies then entered into an agreement to purchase substantially all of the assets of Ensemble

Communications, Inc. ("Ensemble"), based in La Jolla, California, from whom Wi-LAN had originally acquired its WiMAX Mac patents in 2004. As part of the 2004 transaction, Ensemble acquired licensing rights to the Wi-LAN patent portfolio, and revenue sharing on any related licenses Wi-LAN sold in the future. Under the terms of the purchase agreement, Wi-LAN Technologies also received inventors' files, drawings and notes for other technology Ensemble was working on prior to its wind-up in 2004, as well as a license to a number of additional patents that are complementary to Wi-LAN's current portfolio.

In March 2006, Wi-LAN sued D-Link Systems, Inc. and D-Link Canada Inc. (collectively, "D-Link"). In addition to a declaration of past infringement by D-Link, Wi-LAN sought an injunction to prevent future infringement of its Canadian patent No. 2,064,975 and damages, including punitive damages plus interest and legal costs. On December 15, 2006, Wi-LAN announced that on December 13, 2006, the Federal Court of Canada ordered that Wi-LAN's claim for punitive damages be struck from the Wi-LAN Statement of Claim. The Court therefore allowed D-Link's appeal from a previous order made on August 21, 2006. Wi-LAN believes that this ruling does not materially impact its damages claim or prospects for recovery against D-Link. Wi-LAN wants to proceed expeditiously with its litigation and has therefore decided not to appeal this decision. D-Link has not yet filed a Statement of Defence in this action.

In May 2006, the Company announced the appointment of James Skippen as President & CEO of the Company effective June 20, 2006, at which time Mr. Skippen also became a director of the Company. Prior to joining Wi-LAN, Mr. Skippen was Senior Vice President Patent Licensing and General Counsel of MOSAID Technologies Incorporated ("MOSAID") and was responsible for managing MOSAID's patent licensing program.

In May 2006, Wi-LAN completed the sale of its engineering services division to Fujitsu and licensed its fixed WiMAX intellectual property under the IEEE 802.16d standards to Fujitsu for cash proceeds of approximately $2,200 (US$2,000), as well as other financial considerations. Additional royalties per unit will be payable by Fujitsu once a specified number of semiconductor units are produced. Wi-LAN transferred its entire engineering services division to Fujitsu, including the contracts for all of Wi-LAN's technology development staff and for all 802.16d-related standards-based MAC and PHY technologies. In addition, Fujitsu purchased a license to Wi-LAN's patent portfolio for 802.16d-related products and services, which includes OFDM and MAC licenses. Wi-LAN did not sell any of its patents as a result of this transaction. Completion of the Fujitsu transaction was the last internal milestone in the transformation of Wi-LAN into a pure patent licensing company.

In June 2006, Wi-LAN completed a private placement of 9,091,000 common shares for net cash proceeds of approximately $7,424 (gross proceeds of $8,000) priced at $0.88 per common share. As part of the transaction, brokers warrants to purchase 545,460 common shares (6% of the number of shares in the financing) with an exercise price of $0.88 per common share and a one-year life were issued.

In August 2006, Wi-LAN opened its head office in Ottawa, Ontario, where all of its officers and employees are now based, and terminated its office lease in Calgary, Alberta.

In August 2006, Wi-LAN raised additional net cash of approximately $7,313 (gross proceeds of $8,000) by the sale of 6,400,000 common shares offered by way of a short form prospectus. The financing was priced at $1.25 per common share. As part of the transaction, brokers warrants to purchase 384,000 common shares (6% of the number of shares in the financing) with an exercise price of $1.35 per common share and a one-year life were issued.

In August 2006, the Company announced the appointment of William Middleton as Vice-President, Licensing, General Counsel and Secretary and Jung Yee as Chief Technology Officer. Prior to joining Wi-LAN, Mr. Middleton was Vice President, Legal Services and General Counsel of Nygard International, before which he was General Counsel and Corporate Secretary of MOSAID. Prior to joining Wi-LAN, Mr. Yee was Chief Technology Officer and a founder of IceFyre Semiconductor Inc. Mr. Yee is the former chairman of the IEEE 802.16 MAC task group. See "Directors and Officers" in section 7.

In October 2006, Wi-LAN announced that its auditors, KPMG LLP, had resigned and that Wi-LAN's Board of Directors, at the recommendation of its Audit Committee, had appointed PricewaterhouseCoopers LLP as the Company's new auditors for the period until Wi-LAN's next shareholders' meeting.

In December 2006, the Company announced that Nokia had licensed the Company's patent portfolio. Under the terms of this license, Nokia received a fully paid-up license to Wi-LAN's current patent portfolio. In partial consideration for this license, Nokia transferred to the Company patents, both issued and pending, related to telecommunications and ADSL technologies. These patents have been ascribed a value of $34 million based on an independent valuation by a large accounting firm. As additional consideration, Nokia paid approximately $15.2 million (€10 million), less the required 10% withholding taxes, to Wi-LAN in January 2007.

In December 2006, Wi-LAN announced it had entered into an agreement with a syndicate of underwriters led by CIBC World Markets Inc., and including Wellington West Capital Markets Inc., Paradigm Capital Inc., Haywood Securities Inc. and Dundee Securities Corporation, pursuant to which the underwriters agreed to purchase, on a bought-deal basis, approximately 6,666,700 common shares of the Company at a purchase price of $4.50 per common share, for net cash proceeds of approximately $28,250 (gross proceeds of $30,000).

3. Description of the Business

The following commentary on Wi-LAN's patents and business operations reflects the Company's position as at January 9, 2007, including the licensing of its patents to Nokia and the acquisition of a portfolio of ADSL patents from Nokia in December 2006. Following the restructuring of the business, all revenues generated in fiscal 2006 and 2005 were from IP licensing.

Principal Markets

Wi-LAN plans to generate virtually all of its revenues from licensing its patent portfolio. The

Company currently has a total of approximately 146 patents, including both issued and unissued patents, and foreign equivalents, several of which it believes apply to the standards for at least four fundamental technologies which are broadly utilized in wireless and wireline telecommunications markets: Wi-Fi; CDMA; WiMAX; and ADSL.

The first key wireless technology segment to which the Company believes its patents have application is Wi-Fi. The Institute of Electrical and Electronics Engineers, Inc. ("IEEE") is a professional organization that sets standards for many types of electronic equipment. As an example, for the Wi-Fi market, the IEEE has issued standards 802.11 a, b, g and n regarding the performance of that equipment. Similarly, 802.16 d and e define performance standards for Wi-MAX equipment.

The second key wireless technology segment to which the Company believes its patents have application is CDMA. CDMA is one of the two main cellular technologies that most cellular phone systems currently utilize. Although GSM is the other technology used in the cellular world, CDMA has a very strong position in the North American market in particular.

The third key wireless technology segment to which the Company believes its patents have application is WiMAX, and the Korean equivalent which is referred to as WiBro, which are both based on the IEEE 802.16 standards. WiMAX is a framework for wireless communication that permits high-throughput broadband connections over long distances. WiMAX can be used for a variety of wireless applications including the broadcast of an Internet signal, high-speed enterprise connectivity for business and portable phones and PDAs. WiMAX is one of a few technologies that is competing to be the, or one of the, dominant wireless technologies of the future.

The fourth key technology segment to which the Company believes its patents have application is ADSL. This group of patents was acquired from Nokia in December 2006 as partial consideration for Nokia's license of Wi-LAN's patents. ADSL equipment provides subscribers with high-speed Internet access over conventional telephone wiring and currently represents about two-thirds of the global market for broadband network access.

Wi-LAN is continuing to evaluate its patents to determine whether or not they are applicable to other technology and product areas.

The Wi-Fi, CDMA, WiMAX and ADSL markets to which the Company believes its patents apply are large, multi-billion dollar markets. Independent estimates of the size of the markets, based on the equipment-level sales in the calendar years noted, are as follows:

- Wi-Fi - $82 billion in 2006, and growing (sources: IDC and Telecom Trends);
- CDMA - $50 billion in 2006, and growing (sources: Strategy Analytics; Dell'Oro);
- WiMAX - $544 million in 2007, and expected to grow substantially (sources: Maravedis; Telecom Trends); and
- ADSL – approximately $5 billion in 2006 and each of the following four years (source: Dell'Oro)

Given that the Company is at the beginning of its licensing program and has not yet fully tested the patents in extensive licensing negotiations or litigation, it is impossible to know with certainty whether the patents can withstand the scrutiny necessary to support even a modest royalty rate or to generate significant revenues.

Business Operations

The Company has been attempting to license its patents for several years as one part of its overall business, which included a products business and an engineering services business. In the first half of 2006 the Company disposed of its product and engineering services businesses but continued, as its sole focus, its patent licensing business. To achieve the objective of transforming itself into a patent licensing company, all of the former staff in Calgary except for one were either terminated or transferred with the sale of various business lines to third parties. The Company also hired Jim Skippen, a leading patent licensing executive, as President & CEO to build an employee team appropriate to the new business model and to transform the business into a pure patent licensing organization.

As part of the transition the Company moved its offices to Ottawa in order to take advantage of Ottawa's high tech business orientation and infrastructure, and because many of the staff required to operate the business are resident in Ottawa. The Company has leased facilities in Ottawa with a current annual rent of approximately $150. The Company has hired the senior staff that will operate the business from Ottawa during its current phase of growth. The following staff have been hired: President & CEO; CFO; Vice-President, Licensing and General Counsel; Chief Technical Officer; Director, Finance; Director, Intellectual Property; Director, Market Research; Corporate Counsel; Office Manager & Executive Assistant and receptionist. The Company expects that it can operate its business, with minor variances, for the foreseeable future with the staff currently in place, but will increase its staffing levels in line with its licensing opportunities and successes. It is expected that the founders of the Company, Dr. Hatim Zaghloul and Dr. Michel Fattouche, will continue to provide technical assistance to the Company.

The Company has license contracts with both Cisco (dated December 2005 for all of Wi-LAN's patents at that date) and Fujitsu (dated May 2006 for fixed WiMAX only – 802.16 d) which could reasonably be expected to generate modest future royalty revenue from WiMAX products. However, neither of these contracts is currently generating any royalty income other than the initial up-front license payments. In addition, on December 4, 2006, the Company entered into an agreement with Nokia pursuant to which Nokia has licensed Wi-LAN's patents, has transferred patents relating to telecommunications and ADSL technologies to Wi-LAN (which patents have been ascribed a $34 million value based on an independent valuation by a large accounting firm) and paid approximately $15.2 million (€10 million), less the required 10% withholding taxes, to Wi-LAN in January 2007.

The Company has previously notified and is in the process of reminding parties that it believes infringe Wi-LAN's patents that they infringe certain of the Company's patents and requesting discussions with these parties. The Company hopes such meetings will lead to such parties licensing the Company's relevant patents. In some cases the Company is already in active negotiations about licensing some or all of Wi-LAN's patents. On average, in management's experience, it takes two years from the time a party is approached about taking a license until the

time when a license agreement is finalized. However, it may take a shorter period of time or a much longer period to complete any such license.

The process which is typically followed starts with the Company identifying both the target licensees and the products it believes are infringing the Company's patents. The Company then prepares a letter identifying both the infringing products and the patents that are infringed. The Company's letter invites the recipient to enter into licensing discussions. If the target agrees to enter discussions, then the Company presents claim charts mapping specific claims in the patents to applicable standards or to the recipient's products. The first stage of discussions may focus on legal and technical issues. The second stage of discussions, if it occurs, will generally focus on the financial terms of a license. The third part of the discussions will generally focus on the non-financial terms of the license, which can be quite complex. If the licensing discussions break down then there is an increased risk of litigation.

Royalty rates and the consideration for a license may vary significantly with different licensees since there are many factors that may make differing terms appropriate. Based on anecdotal information the Company understands that royalties charged in similar circumstances have ranged from less than 0.1% to 7%. Some of the factors that can affect the royalty rate include things such as the clarity of the reads of the patent claims on the patents in question, the significance of the patent technology to the performance of the products, the profitability of the products in question, the propensity of the party to resist a license or to litigate, the number of patents that are applicable, the volume of products that infringe, the geographies into which infringing products are sold, the party's future sales plans and the financial status of the prospective licensee. Licenses may require the licensee to pay a one-time sum, a sum payable in installments over some period of time or a running royalty payable either as a percentage or as a per unit amount on each infringing product sold. Licenses may be for a set term after which the party is unlicensed or for the lives of the patents. Generally the Company is prepared to grant licenses on reasonable and non-discriminatory terms to parties that request a license.

The Company expects that it will be required to litigate from time to time with parties that infringe its patents but refuse to pay what the Company considers fair consideration either for a license or as compensation for past infringement. Finally, it is important that target licensees know that, if necessary, the Company has sufficient funds to fight a protracted litigation, otherwise a party may be more reluctant to take a license.

Currently the Company is in litigation with D-Link in the Federal Court of Canada concerning the alleged infringement by D-Link of Canadian patent No. 2,064,975. This litigation is in its early stages. On December 15, 2006, Wi-LAN announced that on December 13, 2006, the Federal Court of Canada ordered that Wi-LAN's claim for punitive damages be struck from the Wi-LAN Statement of Claim against D-Link Canada Inc. and D-Link Systems Inc. The Court therefore allowed D-Link's appeal from a previous order made on August 21, 2006. Wi-LAN believes that this ruling does not materially impact its damages claim or prospects for recovery against D-Link. Wi-LAN wants to proceed expeditiously with its litigation and has therefore decided not to appeal this decision. In management's experience, the costs of taking a patent litigation to trial in Canada are generally in the range of $1-2 million although cost can vary significantly depending on a range of factors.

It is likely that the Company will litigate in the future in the United States and, in part, the proceeds from the issue and sale of shares in December 2006 will provide the Company with the funds necessary to prosecute U.S. litigation or to demonstrate to potential licensees that the Company has the capacity to do so. In management's experience a single patent litigation, up to and including trial, in the United States can cost between US$1-10 million, or more.

Management may consider utilizing contingency arrangements wherein the Company's law firm takes some portion of its fees as a percentage of the settlement or license payment generated if the litigation is successful. However, generally the Company would prefer to finance its litigations in the conventional manner by paying law firms on a fee-for-service basis to avoid giving up control of the litigation or its ability to manage matters or even terminate its outside lawyers if dissatisfied with their performance. Another reason the Company would be reluctant to engage in contingency litigation is that it will continue to license the patents in the litigation to other parties. The Company believes that there is typically a loss of control when a contingency firm is engaged and it will be more difficult for the Company to control all aspects of the licensing approach to the specific patents in the litigation. Management believes that many of the most successful and profitable licensing organizations which have developed a long-term, sophisticated patent licensing business, such as Qualcomm Inc., MOSAID, Rambus Inc., Texas Instruments Incorporated and Tessera, Inc., generally do not use contingency litigation.

On October 31, 2006, the Company's fiscal year-end, Wi-LAN had approximately $16.7 million in cash and short-term investments on hand. In January 2007, the Company received approximately $15.2 million, less 10% withholding taxes, due from Nokia. The total of $32 million, plus the net cash proceeds of approximately $28.3 million from the issuance of common shares that Wi-LAN completed on December 29, 2006, represents sufficient financial resources to fund more than five years of operations based on the Company's current plans and assuming no additional litigations are commenced or patents are purchased. The Company expects that within the next two to three years it will be in a position to fund ongoing operations from license revenues generated, although this is not assured.

In addition to any litigation commenced by the Company, it is also possible that one or more parties will file a suit against Wi-LAN seeking a declaratory judgment of non-infringement or invalidity against the Company's patents.

As part of its longer-term strategy, the Company plans to acquire additional patents, as they are identified and become available, to strengthen its portfolio, particularly in the wireless and telecommunications areas. The business models for acquisition may include: (a) the acquisition of patents or licensing rights to the patents with no up front cash payment, but sharing in any license fees generated through licensing the patents; (b) the acquisition of patents in partial consideration for a license to the Company's patent portfolio; and/or (c) the acquisition of patents for cash or common shares. Currently, the Company is in discussions with a number of parties concerning the possible acquisition of patents, but the cost of patent acquisitions is not specifically factored into the Company's plans due to the uncertainty of specific timing and price.

Employees and Facilities

At October 31, 2006 and January 9, 2007, Wi-LAN had 10 employees. The Company plans to grow staffing levels in 2007, and will manage its cost base relative to its licensing opportunities, taking into account licensing results that are achieved and its financial resources.

Wi-LAN's head office is located in approximately 4,000 square feet of leased space in Ottawa, Ontario, with annual rental expense of approximately $150. Additional space requirements will be driven by the number of employees in the business. Wi-LAN does not own any real property.

Risk Factors

- **The Company is now almost exclusively reliant on additional licensing of its patent portfolio to generate future revenues and cash flows.** As Wi-LAN has divested its products business and its engineering services business and is now solely an intellectual property licensing company, it is almost exclusively reliant on licensing its patent portfolio to generate revenues and cash flows. Although Wi-LAN has some existing licensing arrangements, there is no assurance that Wi-LAN will receive material revenues from these licensing agreements or that Wi-LAN will enter into additional licensing agreements with any other licensees. If Wi-LAN fails to enter into additional licensing arrangements, the Company's business, operational results and financial condition would be materially adversely affected.

- **The Company may be required to establish the enforceability of its patents in court in order to obtain material licensing revenues.** It may be necessary for the Company to commence or continue litigation against those it considers to be infringing its patents or for the Company to defend the validity of its patents against challenges from others. Litigation can be costly and time-consuming and the outcomes are uncertain. Any failure by a court to confirm the enforceability and validity of the Company's patents could materially adversely affect the Company. Prolonged litigation could also delay the receipt of licensing revenues by the Company and deplete the Company's financial resources.

- **The Company will need to acquire or develop new patents to continue and grow its business.** All patents have a limited life and will generally expire twenty years after the date on which the application for the patent was filed. In particular, two of Wi-LAN's key patents expire in 2012 and 2014. In order to be successful in the long term, in addition to the patents acquired from Nokia in December 2006, Wi-LAN will have to acquire or develop additional patents or acquire rights to license new patents. There can be no assurance that the Company will be able to do so. If the Company fails to acquire or develop additional patents or to acquire rights to license new patents, the Company's business, operational results and financial condition would be materially adversely affected.

- **The Company requires investment to translate its intellectual property position into sustainable profit in the market.** The Company's future growth depends on its ability to make the expenditures necessary to develop, market and license its patent portfolio and, if necessary, to enforce its patents. There can be no assurance that the Company will be able to obtain additional financial resources that may be required to successfully compete in its

markets on favourable commercial terms, or at all. Failure to obtain such financing could result in the delay or abandonment of some or all of the Company's plans for developing and licensing its patent portfolio or for commencing litigation, which could have a material adverse effect on the business and financial condition of the Company.

- **The Company is dependent on its key officers and employees.** Failure to retain key officers and employees or to attract and retain personnel with the necessary skills could have a material adverse effect on the Company.

- **Changes in patent laws or in the interpretation or application of patent laws could materially adversely affect the Company**. The ability of the Company to earn licensing and other revenues is principally dependent on the strength of the rights conferred on the Company under patent laws. Changes in patent laws or in the interpretation or application of patent laws could materially adversely affect the Company's business and financial condition.

- **The Company has made and may make acquisitions of products, technologies or businesses which could materially adversely affect the Company**. The Company continually evaluates opportunities to acquire additional products, technologies or businesses. The Company has no present commitments or agreements with respect to any such acquisition. Acquisitions may result in potentially dilutive issuances of equity securities, the incurrence of debt and contingent liabilities, and amortization expense related to intangible assets acquired, any of which could materially adversely affect the Company's financial condition and results of operations. In addition, acquired businesses may be experiencing operating losses, which may adversely affect the Company's earnings. Acquisitions involve a number of risks, including difficulties in the assimilation of the acquired company's operations and products, diversion of management's resources, uncertainties associated with operating in new markets and working with new customers, and the potential loss of the acquired company's key employees.

4. Dividends

Wi-LAN has not paid dividends on any shares during the last five financial years. The Board has no current intention to pay cash dividends. The Board will review this policy from time to time having regard to the Company's financial condition, financial requirements and other factors considered relevant.

5. Capital Structure

Wi-LAN is authorized to issue an unlimited number of common shares, 6,350.9 special preferred shares and an unlimited number of preferred shares, issuable in series. There are no special preferred shares or preferred shares outstanding.

On October 31, 2006, there were 61,099,073 common shares issued and outstanding. In addition, there were 4,039,350 options to purchase common shares, 26,348 deferred stock units and

756,660 brokers warrants to purchase common shares issued and outstanding.

At the close of business on January 20, 2007, including the shares issued on December 29, 2006, there were 69,025,660 common shares issued and outstanding. In addition, there were 3,213,463 options to purchase common shares, 26,348 deferred stock units and 456,660 brokers warrants to purchase common shares issued and outstanding.

The following is a summary of the rights, privileges, restrictions and conditions attaching to the common shares, the special preferred shares and the preferred shares:

Common Shares

The holders of Wi-LAN's common shares are entitled to notice of and to vote at all meetings of shareholders (except meetings at which only holders of a specified class or series of shares are entitled to vote) and are entitled to one vote per common share. Subject to the preferences accorded to holders of preferred shares and any other shares ranking senior to the common shares from time to time with respect to the payment of dividends, holders of common shares are entitled to receive, if, as and when declared by the Board, such dividends as may be declared thereon by the Board from time to time. In the event of the liquidation, dissolution or winding-up of Wi-LAN, or any other distribution of assets among our shareholders for the purpose of winding-up our affairs (any such event, a "Distribution"), holders of common shares, subject to the preferences accorded to holders of preferred shares and any of our other shares ranking senior to the common shares from time to time with respect to payment on a Distribution, are entitled to share equally, share for share, in our remaining property.

Special Preferred Shares

The holders of Wi-LAN's special preferred shares are not entitled, subject to applicable law, to receive notice of or to attend any meeting of our shareholders and are not entitled to vote at such meetings. The special preferred shares rank ahead of all other classes of our shares with respect to the payment of dividends and the holders are entitled to receive a fixed non-cumulative dividend up to a maximum of $3.50 per year. In the event of a Distribution, the holders of the special preferred shares are entitled to receive $50.00 per share together with any declared but unpaid dividends prior to any payment or distribution to any of our other classes of shares, but shall not be entitled to share any further in the Distribution. The Board may at their option redeem all or any of the special preferred shares at any time for $50.00 per share plus the amount of any declared but unpaid dividends. Each holder of the special preferred shares may require Wi-LAN to redeem all or any of their shares at any time after April 28, 2000 for $50.00 plus the amount of any declared but unpaid dividends.

Preferred Shares

Wi-LAN's preferred shares at any time and from time to time may be issued in one or more series, each series to consist of such number of shares as may, before the issuance thereof, be determined by the Board. From time to time the Board may fix, before the designation of a series, the rights, privileges, restrictions and conditions attaching to each series of preferred shares including, without limiting the generality of the foregoing, the amount, if any, specified as

being payable preferential to such series on a Distribution; the extent, if any, of further participation in a Distribution; voting rights, if any; and dividend rights (including whether such dividends be preferential, or cumulative or non-cumulative), if any. In the event of the voluntary or involuntary liquidation, dissolution or winding-up of Wi-LAN, or any other Distribution, holders of each series of preferred shares will be entitled, in priority to holders of our common shares and any of our other shares ranking junior to the preferred shares from time to time with respect to payment on a Distribution, to be paid rateably with holders of each other series of preferred shares the amount, if any, specified as being payable preferentially to the holders of such series on a Distribution. The holders of each series of preferred shares will be entitled, in priority to holders of our common shares and any of our other shares ranking junior to the preferred shares from time to time with respect to the payment of dividends, to be paid rateably with holders of each other series of preferred shares, the amount of accumulated dividends, if any, specified as being payable preferentially to the holders of such series.

On March 21, 2005, the Board adopted a resolution to approve a shareholder rights plan (the "Rights Plan") which was approved by the shareholders on May 19, 2005. The Rights Plan is designed to ensure fair treatment for all shareholders in the event of a takeover bid and to provide shareholders and the Board with adequate time to evaluate any bid for Wi-LAN and to take steps to maximize shareholder value in the event of any unsolicited take-over bid. The Company previously had a shareholder rights plan in place which expired in April 2002. The Company is not aware of any contemplated takeover bid. The terms of the Rights Plan are consistent with the terms of plans adopted by other Canadian public companies and with guidelines for such plans as published by shareholder rights advocate groups. The rights issued to the shareholders under the Rights Plan may be exercised only when a person, including any related party, acquires or announces its intention to acquire more than 20% of the outstanding common shares without either complying with the "permitted bid" provisions of the Rights Plan or obtaining the approval of the Board. Should such an acquisition occur, each right would, upon exercise, entitle a holder, other than the person pursuing the acquisition and related parties, to purchase the common shares at a 50% discount to the market price at the time. Under the Rights Plan, a permitted bid is a bid made to all shareholders and is open for acceptance for no less than 60 days. If more than 50% of the outstanding common shares, other than those owned by the person pursuing the acquisition and related parties, have been tendered, the person pursuing the acquisition may purchase and pay for the shares but must extend the bid for a further 10 days to allow the other shareholders to tender. Under the permitted bid mechanism, the shareholders will have more time to consider the bid and any other options that may be available before deciding whether or not to tender to the bid. The Board will also have time to consider and pursue alternatives and to make recommendations to the shareholders.

6. Market for Securities

Trading Place and Volume

Wi-LAN's common shares are listed and posted for trading on the Toronto Stock Exchange under the symbol "WIN". The volume of trading and price range of the common shares for the periods indicated are set forth in the following table. The data include trading information for December 2006, the month the license with Nokia was signed and the $30 million financing was

completed and announced.

Month	Volume (000s)	High Trading Price	Low Trading Price
November 2005	860	$0.94	$0.78
December 2005	5,181	$1.38	$0.72
January 2006	1,480	$0.83	$0.70
February 2006	2,316	$0.71	$0.58
March 2006	2,740	$0.75	$0.55
April 2006	1,104	$0.74	$0.62
May 2006	8,211	$1.28	$0.65
June 2006	5,574	$1.57	$1.02
July 2006	4,457	$1.59	$1.25
August 2006	5,868	$1.53	$1.10
September 2006	6,787	$1.74	$1.29
October 2006	14,314	$2.42	$1.56
November 2006	8,553	$2.90	$1.80
December 2006	19,924	$5.39	$2.50

In October 2006, 172,800 warrants to purchase common shares were exercised at a price of $1.35 per common share. In December 2006 and January 2007, an additional 300,000 warrants to purchase common shares were exercised at a price of $0.88 per common share.

7. Directors and Officers

Directors

The following table sets forth the name, province and country of residence of each director of Wi-LAN, their position with Wi-LAN and the year in which they became a director of Wi-LAN. The term of office for each of the directors will expire at the time of the next annual shareholders' meeting.

Name and Place of Residence	Position Held with Wi-LAN	First Year as a Director
James Douglas Skippen Ontario, Canada	Director, President & CEO and Chief Legal Officer	2006
Dr. Hatim Zaghloul (1) Alberta, Canada	Chairman of the Board of Directors	2006
Dr. Michel Tewfik Fattouche (1) (2) (3) Alberta, Canada	Director	2006
John Kendall Gillberry (2) (3) Ontario, Canada	Director	2005

Name and Place of Residence	Position Held with Wi-LAN	First Year as a Director
William Keith Jenkins (4) Alberta, Canada	Director	2005
Dr. Robert Adolph Schulz (2)(4) Alberta, Canada	Director	2006

Notes:

Committees of the Board of Directors

(1) Technical Advisory Committee member (Dr. Michel Fattouche, Chairman)
(2) Audit Committee member (Dr. Robert Schulz, Chairman)
(3) Compensation Committee member (John Gillberry, Chairman)
(4) Governance and Nominating Committee member (William Jenkins, Chairman)

At October 31, 2006, as a group, Wi-LAN's directors and executive officers beneficially owned, directly or indirectly, or exercised control over 3,013,849 common shares which represented, 4.9% of the Company's outstanding common shares. At January 20, 2007, as a group, Wi-LAN's directors and executive officers beneficially owned, directly or indirectly, or exercised control over 3,176,931 common shares which represented, 4.6% of the Company's outstanding common shares. Additionally, at January 20, 2007, as a group, the directors and executive officers beneficially owned, directly or indirectly, or exercised control over 26,348 deferred stock units.

Except as disclosed below, each of our directors has been engaged for more than five years in his present principal occupation or in other capacities with the company or organization (or predecessor thereof) in which he currently holds his principal occupation. The information provided below has been provided to us by the individuals themselves and has not been independently verified by the Company.

James Douglas Skippen: June 2006 to present: President and CEO, & Chief Legal Officer of Wi-LAN and a director of the Company; May 2004 – June 2006: Senior VP Patent Licensing, General Counsel and Secretary of MOSAID Technologies Incorporated; October 2003 – May 2004: Counsel and Leader of the Ottawa Information Technology practice of McCarthy Tétrault LLP; 2001 - 2003: a series of executive positions with MOSAID Technologies Incorporated, with the final position being Senior VP Patent Licensing, General Counsel and Secretary.

Dr. Hatim Zaghloul: March 2005 to present: President and CEO, Innovative Products for Life, Inc., a company that markets and engineers innovative ideas; January 2004 – February 2005: Executive Chairman of Wi-LAN; 1997 – December 2003: Chairman and Chief Executive Officer of Wi-LAN.

.

Dr. Michel Tewfik Fattouche: Chief Technical Officer and various other senior officer positions with Cell-Loc Location Technologies Inc. and its predecessor, Cell-Loc Inc., a developer of a family of network-based wireless location products that enable location-based services.

John Kendall Gillberry: 1996 to present: Founder and President, Bayfield Capital Group, a corporate finance advisory firm; July 2005 – present: COO and CFO of Software Innovation Inc., a software developer; 2004 – July 2005: President and CEO of Radiant Energy Corporation, a developer and marketer of infrared aircraft de-icing systems; June 2004 – May 2005: Chief Financial Officer, Skulogix Canada Inc., a provider of inventory and order fulfillment solutions; June 2004 – December 2005: President of BTE Technologies, Inc., a provider of technology-based solutions for the rehabilitation industry.

William Keith Jenkins: Partner, Fraser Milner Casgrain LLP, Barristers & Solicitors.

Dr. Robert Adolph Schulz: Professor of Strategic Management, University of Calgary – Haskayne School of Business.

Executive Officers

The following table sets forth the name, province and country of residence and position with Wi-LAN of each person who is an executive officer as of the date hereof.

Name and Place of Residence	Office(s) with Wi-LAN
James Douglas Skippen Ontario, Canada	Director, President & CEO, Chief Legal Officer
Robert Stephen Bower, FCA Ontario, Canada	CFO
William Ross Middleton Ontario, Canada	Vice-President, Licensing, General Counsel and Secretary
Jung Yee Ontario, Canada	Chief Technology Officer

Except as disclosed below, each of our executive officers has been engaged for more than five years in his present principal occupation or in other capacities with the company or organization (or predecessor thereof) in which he currently holds his principal occupation. The information provided below has been provided to us by the individuals themselves and has not been independently verified by the Company.

James Douglas Skippen: President & CEO – please see above for details.

Robert Stephen Bower: January 1, 2007 to present: CFO of Wi-LAN; March 1, 2006 - December 31, 2006: Acting Chief Financial Officer of Wi-LAN; 2004 – 2007: Director and Chair of the Audit Committee, FisherCast Global Corporation, a private tool and diecasting company; 1999 – 2005: CFO of SiGe Semiconductor, Inc., a private wireless semiconductor

company.

William Ross Middleton: August 2006 to present: Vice-President, Licensing, General Counsel and Secretary of Wi-LAN; April 2004 – August 2006: Vice President, Legal Services and General Counsel, Nygard International; October 2003 – April 2004: General Counsel and Corporate Secretary of MOSAID Technologies Incorporated; December 2000 – September 2003: Senior Corporate Counsel of MOSAID Technologies Incorporated.

Jung Yee: August 2006 to present: Chief Technology Officer of Wi-LAN; May 2005 – July 2006: consultant; February 2001 – April 2005: Chief Technology Officer, IceFyre Semiconductor Inc.

Conflicts of Interest

The Chairman of the Board abstained from voting on the consulting contract described in Section 11 of the AIF.

9. Audit Committee Information

Audit Committee Charter

The text of the Audit Committee's Charter is attached at Appendix "A" to this AIF.

Composition

The current members of the Audit Committee are Dr. Robert Schulz (Chairman), Dr. Michel Fattouche and John Gillberry, each of whom is an "independent" director and each of whom is "financially literate" as such terms are defined in Multilateral Instrument 52-110 – Audit Committees of the Canadian Securities Administrators.

Education and Experience

Dr. Robert Schulz: Education includes: MBA from the University of Pittsburgh and PhD in Business Administration (minor in finance) from The Ohio State University. Experience includes: teaching business strategy and related courses at the B Comm, MBA and EMBA levels at the Haskayne School of Business at the University of Calgary. Co-coach of accounting and finance case competition teams, competing successfully at the national level.

Member of the Wi-LAN audit committee from June 1998 through March 2004, and Chairman since April 2006. Chairman of the Audit Committee of Renoworks Software, Inc., a TSX Venture company, since April 2004. Consulted for an Alberta MLA regarding the Auditor General's report on issues of the Alberta Heritage Fund, including internal control deficiencies (1981-83).

Dr. Michel Fattouche: Education includes: B.Sc. in Electrical Engineering from Cairo University, B.Sc. in Applied Mathematics from Ain Shams University and M.Sc. and PhD in Electrical Engineering from the University of Toronto. Experience includes: President of

Cell-Loc, a public company, from 1996 - 1997, and President & CEO of Cell-Loc from 1999 - 2002 (when the CFO reported to Dr. Fattouche).

Member of the Wi-LAN audit committee since April 2006, and member of the Wi-LAN Board from January 1993 - March 1999, then from April 2000 - March 2001, and from April 2006 - present.

John Gillberry: Education includes: MBA from Ivey School of Business (University of Western Ontario). Experience includes: Chief Financial Officer and Chief Operating Officer with Software Innovation Inc., an enterprise software development company.

Member of the Wi-LAN audit committee for fiscal 2005 and 2006. Other experience includes: member of audit committee for both private and public companies, and financial consultant on corporate finance matters for several venture-backed business.

Pre-approval of Non-audit Services

The following describes Wi-LAN's policy relating to the engagement of the external auditors for the provision of non-audit services.

When requiring the use of accounting and taxation and other consulting services, the Company will not utilize the services of the current external auditor where the delivery of the service may create a potential or perceived conflict of interest. Consulting services which require subsequent external auditing cannot be performed by our auditors. For greater clarity, the following consulting services do not present a conflict of interest: advice relating to the accounting treatment of new CICA pronouncements or services ancillary to the audit; preparation of corporate tax returns; and advice on tax related matters.

Non-audit services to be provided by the external auditors must be pre-approved by the Audit Committee.

External Auditor Service Fees

(Cdn$000s)	Fiscal 2006	Fiscal 2005
Audit Fees (1)	$142	$101
Audit-related Fees (2)	90	41
Tax Fees (3)	19	15
All Other Fees (4)	82	12
Total Fees Billed	$333	$169

(1) "Audit Fees" consist of the aggregate fees billed by KPMG LLP ("KPMG"), the Company's auditors prior to October 25, 2006, for professional services rendered by them for the audit of the Company's annual financial statements and review of the MD&A, and services that are normally provided by them in connection with statutory and regulatory filings or engagements. PricewaterhouseCoopers LLP ("PwC") were appointed as auditors on October 25, 2006, and did not bill any fees prior to October 31, 2006.

(2) "Audit-related Fees" consist of the aggregate fees billed by KPMG for assurance and related services rendered by them that are reasonably related to the performance of the audit or review of Wi-LAN's financial statements and are not reported as Audit Fees. Professional services provided include review and "selected procedures" of quarterly financial statements and accounting advice on certain matters. PwC did not bill any fees prior to October 31, 2006.

(3) "Tax Fees" consist of the aggregate fees billed KPMG for professional services rendered by them for tax compliance, tax advice and tax planning. Tax services included advisory services and review and filing of the Company's annual income tax returns. PwC did not bill any fees prior to October 31, 2006.

(4) "All Other Fees" consist of fees billed by KPMG for products and services other than Audit Fees, Audit Related Fees and Tax Fees. Fees billed by KPMG for the fiscal year ended October 31, 2006 for services provided by them relate to their review of the Company's prospectus and other filings in connection with the August 2006 public offering, as well as services relating to Wi-LAN's restructuring of its business. PwC did not bill any fees prior to October 31, 2006.

10. Legal Proceedings

The Company, in the course of its normal operations, is subject to claims, lawsuits and contingencies. Accruals are made in instances where it is probable that liabilities may be incurred and where such liabilities can be reasonably estimated. Although it is possible that liabilities may be incurred in instances for which no accruals have been made, the Company has no reason to believe that the ultimate outcome of these matters would have a significant impact on its consolidated financial position. The significant legal proceedings in which Wi-LAN is involved are summarized below.

There were several contingencies reported as at October 31, 2005 that were resolved during 2006. Legal action against Cisco was settled; the claim regarding a patent license and technology transfer agreement was resolved by the termination of the agreement with Industry Canada; and the commitment to purchase certain inventory was resolved as part of the disposition of the disposal of the engineering services business to Fujitsu.

In September 2002, the Company, its former Executive Chairman (now Chairman of the Board), and Wi-Com Technologies Inc. (a private Alberta company), among others, were served with two Statements of Claim. The lawsuits allege the defendants are liable for failing to deliver certain common share certificates in a timely manner to the claimants. The claimants are former shareholders of Wi-Com Technologies Inc. The Company maintains that it has defences to the Claims and does not believe that it will ultimately be found liable for the Claim. The Company is vigorously defending the actions and has filed a Statement of Defence and has also filed a counterclaim against the claimants. To date it has not been determined if legal liability exists, and accordingly, no provision has been made in the Company's financial statements.

In August 2006, Wi-LAN was advised by a former distribution channel partner of its intention to pursue a claim against the Company for approximately $335 (US$300) regarding a dispute over inventory supplied by Wi-LAN. To date this customer has secured an order in South Africa for seizure of some office equipment at premises apparently occupied by Wi-LAN in South Africa but has not initiated a legal action in Canada. The Company believes it has no liability for the claim and intends to vigorously defend its position in any action brought against it.

In September 2006, the Company was advised of an action initiated in France by a former Wi-LAN customer that is claiming €661 (about $925) for the cost of defective product, remediation efforts and compensatory damages. Wi-LAN has retained counsel to defend, and plans to file a defence in February 2007. Wi-LAN is still investigating whether there is any basis for this claim.

In March 2006, Wi-LAN sued D-Link Systems, Inc. and D-Link Canada Inc. In addition to a declaration of past infringement by D-Link, Wi-LAN sought an injunction to prevent future infringement of its Canadian patent No. 2,064,975 and damages, including punitive damages plus interest and legal costs. On December 15, 2006, Wi-LAN announced that on December 13, 2006, the Federal Court of Canada ordered that Wi-LAN's claim for punitive damages be struck from the Wi-LAN Statement of Claim against D-Link Canada Inc. and D-Link Systems Inc. The Court therefore allowed D-Link's appeal from a previous order made on August 21, 2006. Wi-LAN believes that this ruling does not materially impact its damages claim or prospects for recovery against D-Link. Wi-LAN wants to proceed expeditiously with its litigation and has therefore decided not to appeal this decision. D-Link has not yet filed a Statement of Defence in this action.

11. Interests in Material Transactions

Except as disclosed in this AIF, no material transactions with the directors, senior officers, promoters or principal holders of our securities have occurred in our last three completed fiscal years or our current financial year. All of Wi-LAN's current senior officers were hired during the period from May 2006 through January 2007, and entered into employment agreements with the Company in the normal course of business.

In June 2006, the Chairman of the Board purchased 23,864 common shares at the price of $0.88 per share issued in connection with the Company's financing.

In July 2006, the Company entered into a one-year consulting contract with the Chairman of the Board through a company controlled by him. Under the terms of the agreement, Wi-LAN is paying a monthly consulting fee of $10 plus expenses, and granted the Chairman options to purchase 250,000 common shares at $1.30 per share.

12. Transfer Agent and Registrar

The registrar and transfer agent for Wi-LAN's common shares is Computershare Investor Services Inc. at its offices in Toronto, Ontario.

13. Material Contracts

Except for contracts entered into in the ordinary course of business, the only contracts entered into by Wi-LAN during the most recently completed financial year, or before the most recently completed financial year but are still in effect, follow.

In December 2005, the Company signed an agreement with Cisco Systems Inc. for the sale of patents, paid-up and prepaid royalties on certain licensed patents and settlement costs. In January 2006, Wi-LAN received proceeds of $11,648 (US$10,000).

During the second fiscal quarter of 2006, Wi-LAN completed its divestiture of its products business. The Libra 5800 product line was sold to GIL; the Ultima 3, VIP and LIBRA MX product lines were sold to EION; and the Til-Tek antenna business was sold to a subsidiary of Kavveri; the engineering services business was sold to Fujitsu in the fiscal third quarter of 2006. Proceeds on the disposal of the products business amounted to $1,754 less related expenses and other costs. Net proceeds on the disposal of the engineering services business to Fujitsu amounted to $100, and were included in the overall net loss from discontinued operations. A number of contingent costs were avoided by completing the dispositions.

As previously explained, Wi-LAN completed three financings in 2006, with gross proceeds of $8,000 in June, $8,000 in August and $30,000 in December.

- In June 2006, Wi-LAN completed a private placement of 9,091,000 common shares for net cash proceeds of approximately $7,395 (gross proceeds of $8,000) priced at $0.88 per common share. Fees paid to brokers amounted to 6% of the financing, or $480. As part of the transaction, brokers warrants to purchase 545,460 common shares (6% of the number of shares in the financing) with an exercise price of $0.88 per common share and a one-year life were issued.

- In August 2006, Wi-LAN raised additional net cash of approximately $7,342 (gross proceeds of $8,000) by the sale of 6,400,000 common shares offered by way of a short-form prospectus. The financing was priced at $1.25 per common share. Cash commissions of $480 (6% of the gross proceeds) were paid to the underwriters. As part of the transaction, brokers warrants to purchase 384,000 common shares (6% of the number of shares in the financing) with an exercise price of $1.35 per common share and a one-year life were issued.

- In December 2006, Wi-LAN raised further net cash of approximately $28,250 (gross proceeds of $30,000) by the sale of 6,666,700 common shares offered by way of a short-form prospectus. The financing was priced at $4.50 per common share. Cash commissions of $1,500 (5% of the gross proceeds) were paid to the underwriters. There were no brokers warrants issued.

14. Interests of Experts

Wi-LAN's auditors are PricewaterhouseCoopers LLP ("PwC"), Chartered Accountants, 99 Bank

Street, Suite 7000, Ottawa, Ontario, K1P 1K6. PwC were appointed on October 25, 2006 following Wi-LAN's move to Ottawa from Calgary. To the knowledge of the Company, the partners and employees of PwC do not beneficially own, directly or indirectly, any of Wi-LAN's outstanding securities or other property.

15. Additional Information

Additional information with respect to Wi-LAN, including remuneration and indebtedness of directors and officers, principal holders of the Company's securities and options to purchase securities is contained in the information circular in respect of the annual and special meeting of shareholders to be held on March 22, 2007. Additional financial information is provided in Wi-LAN's fiscal 2006 audited financial statements and MD&A for years ending October 31, 2006. Additional information relating to Wi-LAN may be found on the SEDAR website at www.sedar.com.

Appendix "A"

Wi-LAN Inc. - Audit Committee Mandate

Purpose

The Board of Directors (the "Board") of Wi-LAN Inc. ("Wi-LAN") has established the Audit Committee (the "Committee") as a standing committee of the Board for the purposes of managing the relationship between Wi-LAN and its external auditors, overseeing the audit and financial reporting process, ensuring the adequacy and effectiveness of Wi-LAN's internal controls and procedures for financial reporting and ensuring the adequacy and effectiveness of Wi-LAN's risk management program. The Committee is hereby constituted with all the powers and duties conferred on it by the laws governing Wi-LAN and such powers and duties as may be conferred on it from time to time by resolution of the Board.

Member Qualifications, Appointment and Removal

The members of the Committee (the "Members"), and from among those Members, the Chairman of the Committee, are appointed annually by the Board. The Board will appoint not less than three directors as Members.

The Committee and each Member must meet the independence and audit committee composition requirements promulgated by all governmental and regulatory bodies exercising control over Wi-LAN as may be in effect from time to time, including those of any stock exchange upon which Wi-LAN's shares are listed. In general, no director who is an officer or employee of Wi-LAN (or any related entity of Wi-LAN) may be a Member and each Member must be free of any relationship with Wi-LAN that could or could be reasonably expected to, in the opinion of the Board, interfere with the exercise of that director's independent judgment as a Member.

All Members of the Committee should be "financially literate" (as that term is defined from time to time in Multilateral Instrument 52-110 (Audit Committees) or any replacement or supplementary instrument or rule or, if it is not defined, as that term is interpreted by the Board), which generally means that they must be able to read and understand fundamental financial statements including Wi-LAN's balance sheet, income statement and cash flow statement. At least one Member must have a professional accounting certification (or equivalent) or comparable experience and background that results in that Member's financial sophistication.

Any Member may be removed or replaced at any time by the Board as needed. A Member shall cease to be a Member upon ceasing to be a Wi-LAN director. The Board will fill vacancies on the Committee by the appointment of other qualified directors.

Duties and Responsibilities

In general, the Committee performs a number of roles including (i) assisting directors to meet their financial oversight responsibilities, (ii) providing better communication between directors and Wi-LAN's external auditors, (iii) enhancing the independence of the external auditor, (iv) increasing the credibility and objectivity of financial reports and (v) strengthening the role of the directors by facilitating in-depth discussions among directors, management and the external auditor. The Committee will have the specific duties and responsibilities set out below, as well as other such duties that are, in the opinion of the Board, in line with the purpose of the Committee as stated above.

Relationship with Auditors

The Committee is responsible for managing, on behalf of Wi-LAN's shareholders, the relationship between Wi-LAN and its external auditors. In furtherance of this responsibility, as delegated by the Board, the Committee shall:

(a) be directly responsible for recommending the selection and determining the compensation of the external auditor;

(b) oversee the work of the external auditor engaged for the purpose of preparing or issuing an auditor's report or performing other audit, review or attest services for Wi-LAN, including the resolution of disagreements between management and the external auditor regarding financial reporting;

(c) establish procedures to monitor the independence of the external auditor and take necessary actions to eliminate all factors that might impair or be perceived to impair the independence of the external auditor;

(d) annually require the external auditors to identify the relationships that may affect its independence;

(e) establish procedures for review and approval of all audit and permitted non-audit services provided by external auditors;

(f) pre-approve all non-audit services to be provided to Wi-LAN or its subsidiaries by the external auditor, which pre-approval may be delegated to any Member; and

(g) provide the external auditor with the opportunity to meet with the Committee or the Board without management present at each regularly scheduled meeting of the Committee or the Board.

Audit and Financial Reporting

The Committee is responsible for overseeing the audit and financial reporting process. In furtherance of this responsibility, as delegated by the Board, the Committee shall:

(a) review, establish and monitor each annual audit of the external auditor with a written audit plan, including scope, fees and schedule;

(b) review with both management and the external auditor the appropriateness and acceptability of Wi-LAN's critical accounting policies and any proposed changes thereto;

(c) review with management and the external auditor the presentation and impact of significant risks and uncertainties associated with Wi-LAN's business, all alternative treatments of financial information with GAAP that have been discussed with management, the material assumptions made by management relating to them and their effect on Wi-LAN's financial statements;

(d) question management and the external auditor regarding financial reporting issues discussed during the fiscal period;

(e) review any problems experienced by the external auditors in performing audits;

(f) review and discuss the audited annual financial statements in conjunction with the external auditor and review with management all significant variances between comparative reporting periods;

(g) review and discuss the external auditor's report with the external auditor and management;

(h) review all material written communications between the external auditor and management, including post audit or management letters containing recommendations of the external auditors, management's response and follow up with respect to the identified weaknesses;

(i) review with management and with the external auditors, as appropriate, Wi-LAN's financial statements, MD&A and annual and interim earnings press releases prior to their public dissemination;

(j) satisfy itself that adequate procedures are in place for the review of Wi-LAN's public disclosure of financial information extracted or derived from Wi-LAN's financial statements, other than the public dissemination referred to in (i) above, and periodically assess the adequacy of those procedures;

(k) review with management Wi-LAN's relationship with the regulators and the quality of its filings with the regulators; and

(l) review with the General Counsel any current or anticipated litigation or legal activity that could have a material effect on Wi-LAN's financial position.

Internal Controls and Procedures

The Committee is responsible for overseeing the design, implementation and on-going effectiveness of a system of internal controls. In furtherance of this responsibility, as delegated by the Board, the Committee shall:

(a) establish, monitor and review policies and procedures for internal accounting, financial control and management information ("Internal Controls");

(b) establish procedures for: (i) the receipt, retention and treatment of complaints received by Wi-LAN regarding accounting, internal accounting controls or auditing matters; and (ii) the confidential, anonymous submission by Wi-LAN employees of concerns regarding questionable accounting or auditing matters;

(c) monitor compliance with Wi-LAN's Whistleblower Protection Policy on Financial Matters and coordinate and review all investigations undertaken thereunder;

(d) consult with the external auditor regarding the adequacy of the Internal Controls and review with the external auditor its report on the Internal Controls;

(e) address, on a regular basis, any perceived shortcomings in the Internal Controls;

(f) review the involvement of officers and directors in any matter related to business ethics or potential conflict of interest and advise the Board on the appropriate course of action;

(g) review and approve Wi-LAN's hiring policies regarding partners, employees and former partners and employees of the present and former external auditor;

(h) prior to Wi-LAN entering into any Related Transaction, review the Related Transaction and recommend its approval or rejection by the Board. For the purposes of this Mandate, a "Related Transaction" means a business transaction or contract between Wi-LAN and a party in which a Wi-LAN director or officer has a direct or indirect interest. This direct or indirect interest could exist by virtue of the following: (i) the party is the director or officer; (ii) the director or officer, or their relative or spouse, is on the board of directors or is an officer of the party entering into such a business transaction with Wi-LAN; or (iii) the director or officer, or their relative or spouse, has a financial interest in the party entering into such a business transaction with Wi-LAN;

(i) annually, review any ongoing Related Transactions and report to the Board; and

(j) obtain from management adequate assurances that all statutory payments and withholdings have been made.

Risk Management

The Committee is responsible for overseeing the process by which Wi-LAN assesses and manages risk. In furtherance of this responsibility, as delegated by the Board, the Committee shall:

(a) identify risks inherent in Wi-LAN's business ("Risks");

(b) maintain policies and procedures that address the Risks on a reasonable, cost-effective basis;

(c) in conjunction with management, review, on an annual basis, all aspects of Wi-LAN's risk management program, including all significant policies and procedures relating to insurance coverage, foreign exchange exposures and investments (including Wi-LAN's use of financial risk management instruments);

(d) monitor compliance with environmental codes of conduct and legislation; and

(e) monitor compliance with safety codes of conduct and legislation.

Other

In furtherance of its duties, the Committee shall:

(a) meet regularly with management to discuss any areas of concern to the Committee or management;

(b) consider whether the quality of employees involved in the audit and financial reporting process and the processes described herein meets an acceptable standard; and

(c) annually review this Mandate and any other documents used by the Committee in fulfilling its responsibilities.

Meetings, Structure and Reporting

The Committee meets as required, but at least quarterly, typically on the day of the full Board to allow ample time for discussion. A majority of the Committee shall constitute a quorum. At all meetings of the Committee, every question shall be decided by a majority of the votes cast on the question. Attendance by the CFO at all Committee meetings is expected and attendance by the

Director, Finance (when in place) and the President & CEO is desirable. The Corporate Secretary, or his or her designee, shall attend all Committee meetings for the purposes of recording minutes. The audit partner from the external auditor will be invited to meet with the Committee at least twice a year and may request a meeting with the Committee at any time.

The Committee shall report to the Board on all proceedings, deliberations, decisions and recommendations of the Committee at the first subsequent meeting of the Board and at such other times and in such manner as the Board may require or as the Committee may, in its discretion, consider advisable.

Chairman

The Chairman's primary role is to ensure that the Committee functions properly, meets its obligations and responsibilities, fulfills its purpose and that its organization and mechanisms are in place and are working effectively. More specifically, the Chairman shall:

(a) chair meetings of the Committee;

(b) in consultation with the Chairman of the Board, the Members, the CFO and Corporate Secretary, set the agendas for the meetings of the Committee;

(c) in collaboration with the Chairman of the Board, the President & CEO, the CFO and the Corporate Secretary, ensure that agenda items for all Committee meetings are ready for presentation and that adequate information is distributed to Members in advance of such meetings in order that Members may properly inform themselves on matters to be acted upon;

(d) assign work to Members;

(e) approve the expense reports of the Chairman of the Board;

(f) act as liaison and maintain communication with the Chairman of the Board and the Board to optimize and co-ordinate input from directors, and to optimize the effectiveness of the Committee; and

(g) provide leadership to the Committee with respect to its functions as described in this Mandate and as otherwise may be appropriate.

Authority

The Committee shall have unrestricted direct access to Wi-LAN's external auditors, Wi-LAN personnel and documents and shall be provided with the resources necessary to carry out its duties. The Committee may, in its sole discretion and at Wi-LAN's expense, retain and agree to compensate independent counsel or advisors to assist with the performance of its duties. The Committee may adopt policies and procedures for carrying out its responsibilities.

WI-LAN INC.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN THAT the annual and special meeting of the shareholders of Wi-LAN INC. (the "Corporation") will be held on Thursday, April 26, 2007 at 10:00 A.M. at the TELUS Convention Centre, 120 Ninth Avenue S.E., Calgary, Alberta T2G 0P3 (the "Meeting"), for the following purposes:

1. to receive the financial statements of the Corporation for the financial year ended October 31, 2006, together with the report of the auditors of the Corporation thereon;

2. to elect the directors of the Corporation;

3. to appoint the auditors of the Corporation and to authorize the directors of the Corporation to fix the auditors' remuneration;

4. to consider and, if thought appropriate, to approve, with or without variation, a special resolution, as more particularly set forth in the Management Information Circular of the Corporation dated March 21, 2007 (the "Circular"), to authorize the continuance of the Corporation (the "Continuance") by delivery of articles of continuance under the *Canada Business Corporations Act* (the "CBCA");

5. to consider and, if thought appropriate, to approve, with or without variation, a resolution, as more particularly set forth in the Circular, to approve certain amendments to each of the Corporation's Share Option Plan and Deferred Stock Unit Plan as more fully set forth in the Circular; and

6. to transact such further or other business as may properly come before the Meeting or any adjournment or adjournments thereof.

A copy of the Corporation's Management Information Circular and a form of proxy accompany this Notice.

The Board of Directors of the Corporation has specified that proxies used at the Meeting or at any adjournment thereof must be deposited with the General Counsel and Corporate Secretary of the Corporation at 11 Holland Avenue, Suite 608, Ottawa, Ontario, K1Y 4S1 or by fax to 613-688-4894 or with the Corporation's transfer agent, Computershare Investor Services Inc. ("Computershare") at 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, Attention: Proxy Department in the envelope provided for that purpose or by fax to Computershare at 1-866-249-7775 (or 1-416-263-9524) and in any such case, not later than 12:00 p.m. (Ottawa, Ontario time) on April 24, 2007 or the last business day preceding any adjournment of the Meeting.

Registered holders of the Corporation's Common Shares have the right to dissent with respect to the resolution to approve the Continuance and, if the Continuance becomes effective and provided that such holders have properly exercised their right to dissent, to be paid the fair value of their Common Shares in accordance with the provisions of Section 191 of the *Business Corporations Act* (Alberta). The right to dissent of a holder of Common Shares is more particularly described in the Circular and the text of Section 191 of the *Business Corporations Act* (Alberta) is set forth in Exhibit "D" to the accompanying Circular. A dissenting holder of Common Shares must send the Corporation, c/o the General Counsel and Corporate Secretary of the Corporation at 11 Holland Avenue, Suite 608, Ottawa, Ontario, K1Y 4S1 or by fax to 613-688-4894, Attention: W.R. Middleton, a written objection to the resolution to approve the Continuance, which written objection must be received by 5:00 p.m. (Ottawa, Ontario time) on the business day immediately preceding the date of the Meeting or at the Meeting, with a copy to Computershare in the manner described above.

Failure to strictly comply with the requirements set forth in Section 191 of the *Business Corporations Act* (Alberta), may result in the loss of any right to dissent. Persons who are beneficial owners of Common Shares registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent should be aware that only the registered holders of Common Shares are entitled to dissent. Accordingly, a beneficial owner of Common Shares desiring to exercise the right to dissent must make arrangements for the Common Shares beneficially owned by such holder to be registered in the holder's name prior to the time the written objection to the resolution to approve the Continuance is required to be received by the Corporation or, alternatively, make arrangements for the registered holder of such Common Shares to dissent on behalf of the holder.

DATED at Ottawa, Ontario this 21st day of March, 2007.

BY ORDER OF THE BOARD OF DIRECTORS

James Skippen

James D. Skippen
President & Chief Executive Officer

Shareholders who are unable to attend the Meeting in person are requested to date and sign the enclosed Form of Proxy and return it to the General Counsel and Corporate Secretary of the Corporation or to Computershare in the envelope provided for that purpose or by fax, in any such case not later than 12:00 p.m. (Ottawa, Ontario time) on April 24, 2007 or the last business day preceding any adjournment of the Meeting. In order to be represented by proxy, you must complete and submit the enclosed Form of Proxy or another appropriate form of proxy.

WI-LAN INC.

MANAGEMENT INFORMATION CIRCULAR
MARCH 21, 2007

This Management Information Circular (this "Circular") and the accompanying form of proxy (the "Proxy") are being sent to you in advance of the Annual and Special Meeting of Shareholders (the "Meeting") of Wi-LAN Inc. (the "Corporation") to be held at 10:00 a.m. (Calgary, Alberta time) on Thursday, April 26, 2007 at the TELUS Convention Centre, 120 – 9th Avenue S.E., Calgary, Alberta.

This Circular includes information about the Corporation that the Corporation is required to disclose to shareholders and also describes and explains the business to be transacted and the matters to be voted on at the Meeting.

Except as otherwise stated, the information contained in this Circular is given as of March 21 2007. All dollar amounts in this Circular are in Canadian dollars unless otherwise stated.

The Proxy

The Proxy is being solicited by management of the Corporation for use at the Meeting and at any adjournment of the Meeting. In addition to using the mail to solicit proxies, directors, officers, employees and agents of the Corporation may solicit proxies by telephone, in writing or in person. The Corporation will pay for all costs of proxy solicitation.

The persons named in the Proxy are officers of the Corporation. **You have the right to appoint a person or company (who need not be a shareholder of the Corporation) to represent you at the Meeting other than the persons designated in the Proxy.** You may do so either by inserting the person's name in the blank space provided in the Proxy, or by completing another proxy. A shareholder wishing to be represented by proxy at the Meeting or at any adjournment of the Meeting must, in all cases, deliver the completed Proxy to the General Counsel and Corporate Secretary of the Corporation at 11 Holland Avenue, Suite 608, Ottawa, Ontario, K1Y 4S1 or by fax to 613-688-4894, or to the Corporation's transfer agent and registrar, Computershare Investor Services Inc. ("Computershare") at 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, Attention: Proxy Department in the envelope enclosed, or submit the completed Proxy by facsimile to Computershare at 1-866-249-7775 or 1-416-263-9524, no later than 12:00 p.m. (Ottawa, Ontario time) on April 24, 2007 or the last business day preceding any adjournment of the Meeting.

Revoking Your Proxy

In addition to revoking your proxy in any other manner permitted by law, you may revoke your proxy under sub-section 148(4) of the *Business Corporations Act* (Alberta) (the "ABCA") by stating clearly in writing that you want to revoke your proxy and by delivering the written statement to the General Counsel and Corporate Secretary of the Corporation or by fax to 613-688-4894, or to Computershare in the manner described above, in either case at any time up to 5:00 p.m. (Ottawa, Ontario time) on April 25, 2007 or the last business day preceding any adjournment of the Meeting, at which your proxy is to be used, or with the Chairperson of the Meeting on the day of the Meeting or any adjournment of the Meeting and, in either case, your original proxy will be revoked. If your written statement revoking your proxy is delivered to the Chairperson of the Meeting on the day of the Meeting or any adjournment of the Meeting, the revocation of your proxy will not be effective with respect to any matter on which a vote has already been cast pursuant to your original proxy.

Voting Your Proxy

The officers of the Corporation named in the Proxy or any other person properly appointed by you as a proxy will vote or withhold from voting any common shares in the capital of the Corporation ("Common Shares") held by you and in respect of which they have been appointed proxy holders in accordance with your directions on the Proxy.

In the absence of any direction from you, your Common Shares will be voted as follows:

- **FOR the election of the directors named in this Circular;**
- **FOR the appointment of the auditors of the Corporation named in this Circular;**
- **FOR the approval of the special resolution of the shareholders authorizing the continuance of the Corporation under the *Canada Business Corporations Act* (the "CBCA"); and**
- **FOR the approval of a resolution of the shareholders amending certain provisions of each of the Corporation's employee share option plan (the "Option Plan") and deferred stock unit plan (the "DSU Plan");**

all as more fully set forth in this Circular.

The management of the Corporation knows of no amendment to the matters referred to in the accompanying Notice of Meeting or of any other business that will be presented at the Meeting. If any amendment or other business should properly be brought before the Meeting, however, the accompanying Proxy confers discretionary authority upon the persons named in the Proxy to vote upon any amendment or on such other business in accordance with their discretion.

Interest of Certain Persons in Matters to be Acted Upon

None of the Corporation's directors or senior officers, or any associate or controlled corporation or any such person has any direct or indirect material interest in any of the matters to be acted upon at the Meeting other than the amendments to the Option Plan and the DSU Plan, which, if adopted, will apply to directors and senior officers, and the election of directors.

Common Shares

Only the holders of record of Common Shares at the close of business on March 21, 2007 are entitled to receive notice of the Meeting. Such shareholders are entitled to vote at the Meeting unless their Common Shares have been transferred and the person to whom such Common Shares have been transferred has produced certificates representing the transferred Common Shares or has otherwise established ownership of the transferred Common Shares and has demanded, not later than ten days before the commencement of the Meeting, that their name be included on the list of the Corporation's shareholders entitled to vote at the Meeting.

At the date hereof, **75,084,020** Common Shares were issued and outstanding, the holders of which are entitled to one (1) vote for each Common Share held.

Insofar as the directors and senior officers of the Corporation are aware, no single shareholder beneficially owns, directly or indirectly, or exercises control or direction over, more than ten percent (10%) of the Common Shares.

Advice to Non-registered Holders of Common Shares

Only registered holders of Common Shares, or the persons that they appoint as proxies, are permitted to attend and vote at the Meeting. In many cases, however, Common Shares are beneficially owned by a shareholder (a "Non-registered Holder") and are registered either:

1. in the name of an intermediary (an "Intermediary") that the Non-registered Holder deals with in respect of the Common Shares, such as, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans; or

2. in the name of The Canadian Depository for Securities Limited ("CDS") of which the Intermediary is a participant.

The Notice of Meeting, the Proxy and this Circular are being sent to both registered owners and Non-registered Holders of Common Shares. If you are a Non-registered Holder and the Corporation or its agent has sent these materials directly to you, your name and address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf.

If you did not object to your intermediary disclosing your name to the Corporation, you will receive the Notice of Meeting and this Circular (collectively, the "meeting materials"), and a request for voting instructions from Computershare, the Corporation's transfer agent. If you objected to your intermediary disclosing your name, you will receive the meeting materials from your intermediary, together with either a request for voting instructions or a form of proxy. Typically, intermediaries will use a service company (such as ADP Investor Communications) to forward the meeting materials to Non-registered Holders.

If you received these materials from Computershare Investor Services Inc.

By choosing to send these materials to you directly, the Corporation (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.

If you do not wish to attend the meeting (or have another person attend and vote on your behalf), you should complete, sign and return the enclosed request for voting instructions in accordance with the directions provided. You may revoke your voting instructions at any time by written notice to Computershare, except that Computershare is not required to honour the revocation of your voting instructions unless the revocation is received by 5:00 p.m. (Ottawa, Ontario time) on April 25, 2007 or the last business day preceding any adjournment of the Meeting.

If you wish to attend the meeting and vote in person (or have another person attend and vote on your behalf), you must complete, sign and return the request for voting instructions in accordance with the directions provided and a form of proxy will be sent to you giving you (or the other person) the right to attend and vote at the meeting. You (or the other person) must register with Computershare when you arrive at the meeting.

You should follow the instructions on the request for voting instructions and contact the Corporation or Computershare promptly if you need assistance.

If you received these materials from your intermediary

If you are a Non-registered Holder and have received the meeting materials from your intermediary or their service company, you will receive either a request for voting instructions or a form of proxy. The purpose of these procedures is to permit Non-registered Holders to direct the voting of the Common Shares that they beneficially own. You should follow the procedures set out below, depending on which type of document you receive.

A. Request for Voting Instructions.

If you do not wish to attend the meeting (or have another person attend and vote on your behalf), you should complete, sign and return the enclosed request for voting instructions in accordance with the directions provided. You may revoke your voting instructions at any time by written notice to your intermediary, except that the intermediary is not required to honour the revocation unless the revocation is received at least seven days before the meeting.

If you wish to attend the meeting and vote in person (or have another person attend and vote on the your behalf), you must complete, sign and return the enclosed request for voting instructions in accordance with the directions provided and a form of proxy will be sent to you giving you (or the other person) the right to attend and vote at the meeting. You (or the other person) must register with Computershare when you arrive at the meeting.

or

B. Form of Proxy.

The form of proxy has been signed by the intermediary (typically by a facsimile, stamped signature) and completed to indicate the number of Common Shares beneficially owned by you. Otherwise, the form of proxy is uncompleted.

If you do not wish to attend the meeting, you should complete the form of proxy in accordance with the instructions set out in the section titled "The Proxy" above.

If you wish to attend the meeting and vote in person, you must strike out the names of the persons named in the proxy and insert your name in the blank space provided. To be valid, proxies must be deposited with the General Counsel and Corporate Secretary of the Corporation at 11 Holland Avenue, Suite 608, Ottawa, Ontario, K1Y 4S1 or by fax to 613-688-4894, or to the Corporation's transfer agent and registrar, Computershare, at 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, Attention: Proxy Department in the envelope enclosed, or submit the completed Proxy by facsimile to Computershare at 1-866-249-7775 or 1-416-263-9524, no later than 12:00 p.m. (Ottawa, Ontario time) on April 24, 2007 or the last business day preceding any adjournment of the Meeting. You must register with Computershare when you arrive at the meeting.

You should follow the instructions on the document which you have received and contact your intermediary promptly if you need assistance.

PRESENTATION OF FINANCIAL STATEMENTS AND OTHER FINANCIAL INFORMATION

The audited financial statements of the Corporation for the year ended October 31, 2006 (the "Financial Statements") and the auditor's report on the Financial Statements will be presented to shareholders at the Meeting. The Financial Statements are included in the Corporation's 2006 Annual Report which was mailed to shareholders in January 2007. In accordance with the provisions of the ABCA, the Financial Statements are merely presented at the Meeting and will not be voted on.

The Corporation has filed an Annual Information Form (the "AIF") for its 2006 fiscal year and its 2006 Annual Report on SEDAR at www.sedar.com that contain, among other things, all of the financial disclosure (including copies of the Financial Statements and management's discussion and analysis of the Financial Statements) required under Multilateral Instrument 52-110 – Audit Committees of the Canadian Securities Administrators. In particular, Item 9 of the AIF includes the information that is required to be disclosed in Form 52-110F1 of Multilateral Instrument 52-110.

ELECTION OF DIRECTORS

The persons named in the Proxy intend to vote FOR the election of the seven (7) nominees whose names are set forth below. Each director will hold office until the next annual meeting of the shareholders of the Corporation or until the election of his successor, unless his office is earlier vacated in accordance with the by-laws of the Corporation.

The Nominees

The following table sets forth the name, province (or state) and country of residence of each person proposed to be nominated by management for election as a director, all other positions and offices of the Corporation now held by that person, his principal occupation, the year in which he first became a director of the Corporation and the number of Common Shares that such person has advised the Corporation are beneficially owned, directly or indirectly, or over which control or discretion is exercised by him as at the date of this Circular.

Name, Municipality of Residence and Position with the Corporation	Director Since	Principal Occupation	Common Shares Owned, Controlled or Directed
James Douglas Skippen Ottawa, Ontario, Canada	2006	Director, President & Chief Executive Officer and Chief Legal Officer of the Corporation	225,000
Dr. Hatim Zaghloul [4] Calgary, Alberta, Canada	2006	President & Chief Executive Officer, Innovative Products for Life Inc.	749,810
Dr. Michel Tewfik Fattouche [1][3][4] Calgary, Alberta, Canada	2006	Chief Technical Officer, Cell-Loc Location Technologies Inc.	2,032,264
John Kendall Gillberry [1][3] Milton, Ontario, Canada	2005	Chief Financial Officer, Software Innovations Inc.	10,000

Name, Municipality of Residence and Position with the Corporation	Director Since	Principal Occupation	Common Shares Owned, Controlled or Directed
William Keith Jenkins (2) Calgary, Alberta, Canada	2005	Partner, Fraser Milner Casgrain LLP	None
Paul Richman Nissequogue, New York USA	Proposed New Director	Chairman and Chief Executive Officer of The Consortium for Technology Licensing, Ltd	500,000
Richard J. Shorkey Ottawa, Ontario	Proposed New Director	Chartered Accountant / Consulting CFO	None

(1) Audit Committee member
(2) Governance and Nominating Committee member
(3) Compensation Committee member
(4) Technical Advisory Committee member
(5) The Corporation does not have an Executive Committee

Except for Mr. Skippen, Mr. Richman and Mr. Shorkey each of the above-mentioned persons was elected to his present term of office on the Board by a vote of the holders of Common Shares at a meeting of such holders, notice of which was accompanied by an information circular which contained certain required information relating to each such person. The information provided below has been provided to us by the individual himself and has not been independently verified by us.

James D. Skippen, President & Chief Executive Officer, Chief Legal Officer and a Director of the Corporation: Prior to joining Wi-LAN, Mr. Skippen was Senior Vice President Patent Licensing, General Counsel and Secretary of MOSAID Technologies Incorporated from May 2004 to June 2006. From October 2003 to May 2004, Mr. Skippen was counsel at McCarthy Tétrault LLP and leader of that firm's Ottawa Information Technology Practice. Prior to October 2003, Mr. Skippen held a series of executive positions with MOSAID, with the final positions being Senior Vice President Patent Licensing, General Counsel and Secretary. Mr. Skippen was admitted to the Law Society of Upper Canada in 1988. Mr. Skippen is 44 years old.

Paul Richman, Chairman and Chief Executive Officer of The Consortium for Technology Licensing, Ltd.: Mr. Richman is a well-known expert in patent and IP licensing. In February, 2000, he retired from his positions of Chairman of the Board of Standard Microsystems Corporation and Chairman of Standard Microsystems' Japanese Subsidiary, Toyo Microsystems Corporation. In addition to being one of the founders of Standard Microsystems and, over a period of twenty nine years with the company, serving as its Vice President of Research & Development, President, Chief Executive Officer and Chairman of the Board, Mr. Richman served as Adjunct Professor of Electrical Engineering at the City University of New York from 1974 through 1975 and as Visiting Professor in the Department of Electrical Sciences of the State University of New York at Stony Brook from 1975 through 1982. Mr. Richman is 64 years old.

Richard J. Shorkey, CA: Mr. Shorkey is a Chartered Accountant with more than 30 years of industry experience holding senior financial and general management roles. He currently provides part-time and interim CFO services to several technology companies since September 2002. Prior to this (November 2000-August 2002), he was CFO of ATMOS Corporation (semiconductor embedded memory IP). His experience also includes: Chief Financial Officer of Bytec-Comterm Inc., manufacturer of IBM compatible computer products ($28,000,000 public offering); President of Solartronics Limited, one of the top ten manufacturers of solar equipment in Canada; and senior financial positions with Bowmar Canada Ltd. and Leigh Instruments Limited. He is a member of the Institute of Chartered Accountants of Ontario and the Canadian Institute of Chartered Accountants. Mr. Shorkey is 59 years old.

Management does not contemplate that any of the Board nominees listed above will be unable to serve as a director, but if that should occur for any reason prior to the Meeting, the persons named in the Proxy reserve the right to vote for any nominee in their discretion unless the shareholder has specified in the Proxy that such shareholder's Common Shares are to be withheld from voting in the election of directors.

Directors' Attendance

Since the beginning of the fiscal year ended October 31, 2006 until the date of this Circular, the Board met on 31 occasions, the Audit Committee of the Board (the "Audit Committee") met on 10 occasions; the Compensation Committee of the Board (the "Compensation Committee") met on 4 occasions; and the Governance and Nominating Committee of the Board (the "Governance Committee") met on 1 occasion during this period. Compensation and governance issues are also discussed during the full Board meetings with all the Board members present.

Prior to the Corporation's annual and special meeting of shareholders held on April 20, 2006, the Board was comprised of the following seven members: Messrs. Henry Burkhalter, E. Denis Colbourne, William A. Dunbar, John K. Gillberry, William C. Hews, George R. Horhota, and William K. Jenkins. Prior to April 20, 2006, the Audit Committee was comprised of Messrs. Burkhalter, Gillberry and Horhota, the Compensation Committee was comprised of Messrs. Colbourne, Horhota and Jenkins and the Governance Committee was comprised of Messrs. Burkhalter and Colbourne.

Of the 31 Board meetings, 10 Audit Committee meetings, 4 Compensation Committee meetings and 1 Governance Committee meeting held since the beginning of the fiscal year ended October 31, 2006, 16 such Board meetings, 2 such Audit Committee meetings and 3 such Compensation Committee meetings were held prior to April 20, 2006.

The following table sets forth the attendance of directors at meetings of the Board, the Audit Committee, the Compensation Committee and the Governance Committee.

Director	Attendance at Board Meetings*	Committees	Attendance at Committee Meetings*
James D. Skippen	12/12	None	
Dr. Hatim Zaghloul	23/26	None	
Dr. Michel T. Fattouche	12/15	Audit Committee Compensation Committee	6/8 1/1
John K. Gillberry	25/31	Audit Committee Compensation Committee	10/10 1/1

William K. Jenkins	25/31	Compensation Committee Governance Committee	2/3 1/1
Dr. Robert A. Schulz	14/15	Audit Committee Governance Committee	8/8 1/1
Henry Burkhalter	5/16	Audit Committee	0/2
E. Denis Colbourne	12/16	Compensation Committee	1/3
William A. Dunbar	16/16	None	
William C. Hews	16/16	None	
George R. Horhota	15/16	Audit Committee Compensation Committee	2/2 1/3

* Attendance is recorded for only those meetings that occurred during the period following a Director's appointment to the Board and applicable Committees

STATEMENT OF EXECUTIVE COMPENSATION

The following table, presented in accordance with the National Instrument 51-102 of the Canadian Securities Administrators, sets forth all compensation paid in respect of each individual who served as the Corporation's President & Chief Executive Officer and Chief Financial Officer during the year ended October 31, 2006 and the other three most highly compensated executive officers of the Corporation who earned more than $150,000 in salary and bonus during the last fiscal year (together, the "Named Executive Officers").

Summary Compensation Table

Name and Principal Position	Financial Year	Annual Compensation			Long-Term Compensation	
		Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options/SARS Granted (#)	All Other Compensation ($)
James D. Skippen	2006	128,125	50,000	[5]	1,500,000[6]	Nil
President, Chief				[5]	Nil	
Executive Officer, Chief	2005	Nil	Nil	[5]	Nil	Nil
Legal Officer and a	2004	Nil	Nil			Nil
Director [1]						
R. Stephen Bower	2006	Nil	Nil	183,500[7]	200,000	Nil
Acting Chief Financial	2005	Nil	Nil	Nil	Nil	Nil
Officer [2]	2004		Nil	Nil	Nil	Nil
				Nil		
William R. Middleton	2006	43,269	Nil	[5]	365,000	--
Vice President,	2005	Nil	Nil	Nil	Nil	Nil
Licensing, General	2004	Nil	Nil	Nil	Nil	Nil
Counsel and Secretary [3]						
Jung Yee	2006	30,769	Nil	[5]	225,000	--
Chief Technology	2005	Nil	Nil	Nil	Nil	Nil
Officer [4]	2004	Nil	Nil	Nil	Nil	Nil
William A. Dunbar [1]	2006	96,667	104,673[8]	Nil	Nil	129,469 [9]
Previous President &	2005	81,385	Nil	Nil	81,288 [8]	Nil
Chief Executive Officer	2004	Nil	Nil	Nil	35,000	Nil
Keith Bittner [2]	2006	133,344	25,000 [10]	[5]	33,000	118,852 [10]
Previous Chief Financial	2005	132,000	Nil	[5]	62,000	Nil
Officer	2004	122,000	Nil	[5]	Nil	Nil

Notes:

(1) On June 20, 2006, James D. Skippen was appointed President & Chief Executive Officer and Chief Legal Officer, replacing William A. Dunbar who ceased to be President and Chief Executive Officer of the Company and retired on June 30, 2006. The annualized salary for Mr. Skippen during the fiscal period was $325,000.

(2) On March 1, 2006, R. Stephen Bower was appointed Acting Chief Financial Officer under a consulting agreement and on January 1, 2007 was appointed Chief Financial Officer with an annualized salary of $225,000. On March 1, 2006, Keith Bittner ceased to be Chief Financial Officer of the Company.

(3) On August 28, 2006, William R. Middleton was appointed Vice President, Licensing, General Counsel and Secretary. The annualized salary for Mr. Middleton during the fiscal period was $225,000.

(4) On August 28, 2006, Jung Yee was appointed Chief Technology Officer. The annualized salary for Mr. Yee during the fiscal period was $160,000.

(5) The value of perquisites and benefits for each Named Executive Officer was less than the lesser of $50,000 and 10% of such officer's salary and bonus.

(6) Includes stock options

(7) Amounts paid were pursuant to a consulting arrangement based upon an approved per diem rate which ceased when Mr. Bower was appointed CFO on January 1, 2007.

(8) Deferred stock units granted. Mr. Dunbar received a portion of his salary in the form of DSUs paid in shares.

(9) Severance received in the form of DSUs paid in shares.

(10) Bonus was paid for performance related to restructuring operations and other was accrued severance and DSUs.

Option Plan

The Option Plan was established on February 16, 1998, and has subsequently been amended in 2000, 2001, 2005 and 2006. Subject to the approval of our shareholders at the Meeting, the Board has approved further amendments to the Option Plan (see under "Ordinary Resolution – Approval of Amendments to Option Plan and DSU Plan" on page 19 below). Up to 10% of the issued and outstanding Common Shares at any given time are issuable under the Option Plan, less any shares issued and outstanding under the DSU Plan and any other equity compensation plan. The Option Plan is in place to assist the Corporation in attracting, retaining and motivating directors, officers, employees and consultants (the "Participants") and to closely align their personal interests with those of the Corporation's shareholders by providing Participants with the opportunity, through stock options ("Options"), to acquire Common Shares.

The Option Plan is administered by the Compensation Committee, which has final authority and discretion, subject to the express provisions of the Option Plan, to interpret the Option Plan, to amend or discontinue the Option Plan and to make all other determinations deemed necessary or advisable for the administration of the Option Plan. This includes the discretion to decide who will participate in the Option Plan.

The period during which an Option may be exercised (the "Exercise Period") shall, subject to the provisions of the Option Plan requiring acceleration of rights of exercise, be such period as may be determined by the Compensation Committee at the time of grant, provided that no Option may be exercised beyond ten (10) years from the date of grant. Each Option shall, among other things, contain provisions to the effect that the Option shall be personal to the optionee and shall not be assignable. In addition, each Option shall provide that: (a) upon the death of the optionee, the Option shall terminate on the earlier of the date determined by the Compensation Committee which shall not be more than twelve months from the date of death and the last day of the Exercise Period; and (b) if the optionee shall no longer be a director or officer of, be in the employ of or be providing ongoing management or consulting services to the Corporation, the Option shall terminate on the earlier of the expiry of the period not in excess of 90 days following the date that the optionee ceases to be a director, officer or employee of the Corporation, or ceases to provide ongoing management or consulting services to the Corporation, as the case may be, and the last day of the Exercise Period (any such termination date, a "Termination Date"); provided that in no event shall the number of Common Shares that the optionee (or the optionee's heirs or successors) shall be entitled to purchase until the Termination Date be more than the number of Common Shares which the optionee was entitled to purchase on the date of death or the date the optionee ceased to be an officer, director or employee of, or ceased providing ongoing management or consulting services to, the Corporation, as the case may be.

The maximum number of Common Shares that may be reserved for issuance to any one eligible person pursuant to options granted under the Option Plan is 5% of the number of Common Shares then issued and outstanding. The maximum number of Common Shares that may be reserved for issuance to insiders pursuant to the Option Plan and issuable to insiders under the Option Plan within any one-year period is 10% of the Common Shares outstanding, less any shares issued and outstanding under the DSU Plan. Therefore, the maximum number of Common Shares issuable to insiders at any time and issued to insiders within any one-year period under all security-based compensation arrangements is 10% of the Common Shares then issued and outstanding.

The exercise price of Options issued pursuant to the Option Plan is determined by the Board but cannot be less than the closing market price of the Common Shares on the Toronto Stock Exchange (the "TSX") on the trading day immediately prior to the grant of the option (if no trades occurred on such a day, then on the next previous day on which trading took place) or such other price as may be set by the Board and approved by the TSX.

Options granted under the Options Plan may not be assigned in any manner whatsoever and the Board currently has the right, at its sole discretion, to amend the Option Plan from time to time and at any time. No amendment to the Option Plan may, however, alter or impair any Participant's rights under the Option Plan or increase any Participant's obligations under the Option Plan without that Participant's consent. Any amendment of the Option Plan is also currently subject to the prior approval of the TSX and may require the approval of the Corporation's shareholders.

Options to purchase up to 10% of our outstanding Common Shares, less any Common Shares issued and outstanding under the DSU Plan, have been authorized under the Option Plan. As at the date of this Circular, there were outstanding Options granted pursuant to the Option Plan to purchase up to an aggregate of 3,314,000 Common Shares (or 4.4 % of our outstanding Common Shares) at prices ranging from $0.70 to $5.22 per share and expiring at various dates through February 26, 2012. The executive officers and directors of the Corporation hold, in the aggregate, Options to purchase up to 2,920,000 Common Shares as at the date of this Circular.

The following table provides details of grants of Options to purchase Common Shares to each of the Named Executive Officers under the Option Plan during the Corporation's fiscal year ended October 31, 2006:

Name	Securities Under Options /SARS Granted (#)	% of Total Options Granted to Employees and Directors in Financial Year (1)	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on Date of Grant ($/Security)	Expiration Date (2)
James D. Skippen	1,500,000	33.4%	$ 0.70	$ 0.70	May 5, 2011
R. Stephen Bower	200,000 (3)	4.4%	$ 0.70	$ 0.70	May 5, 2011
William R. Middleton	330,000	7.3%	$1.27	$1.25	August 28, 2011
	35,000	0.8%	$1.44	$1.44	September 26, 2011
Jung Yee	200,000	4.4%	$1.25	$1.25	August 28, 2011
	25,000	0.6%	$1.44	$1.44	September 26, 2011
William A. Dunbar	50,000	1.1%	$1.02	$1.02	September 26, 2006 (4)
	143,769 (5)	3.2%	$1.14	$1.14	June 30, 2006 (4)
Keith Bittner	10,000	0.2%	$ 1.02	$ 1.02	July 29, 2007 (4)

Notes:

(1) During the fiscal year ended October 31, 2006, a total of 4,302,000 Options to purchase common shares and 195,595 DSUs were granted, all of which were granted to employees and directors of the Company.

(2) DSUs expire upon termination of employment with the Company.

(3) Mr. Bower was granted an additional 100,000 Options to purchase Common Shares on accepting the position as Chief Financial Officer effective January 1, 2007.

(4) Based on termination date of June 30, 2006.

(5) DSUs.

The following table sets forth each exercise of options to purchase Common Shares under the Plan during the fiscal year ended October 31, 2006 by the Named Executive Officers:

Aggregated Option / SAR Exercises during the Most Recently Completed Financial Year and Financial Year-end Option / SAR Values

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized (1) ($)	Unexercised Options at October 31, 2006 Exercisable/Unexercisable (#)	Value of Unexercised in-the-Money (2) (3) Options at October 31, 2006 Exercisable / Unexercisable ($)
James D. Skippen	Nil	Nil	375,000 / 1,125,000	438,750 / 1,316,250
R. Stephen Bower	Nil	Nil	87,500 / 112,500	102,375 / 131,625
William R. Middleton	Nil	Nil	35,000 / 330,000	15,050 / 198,000
Jung Yee	Nil	Nil	25,000 / 200,000	10,750 / 124,000
William A. Dunbar	25,000 205,387 (4)	10,500 234,141	Nil / Nil Nil / Nil	Nil / Nil Nil / Nil
Keith Bittner	55,000 50,000 (4)	54,440 35,083	Nil / Nil Nil / Nil	Nil / Nil Nil / Nil

Notes:

(1) The aggregate value realized for Options is based on the difference between the market value of the Shares on the date of exercise and the exercise price of the related Option. The aggregate value realized for DSUs is based on the market value of the shares on the date of exercise.

(2) The value of unexercised in-the-money Options and DSUs at year-end is based on the closing price of the shares on the TSX on October 31, 2006, which was $1.87 per Share.

(3) In-the-money for Options means the market value of the Shares underlying the Options on that date exceeds the Option exercise price. The in-the-money value of the DSUs and RSUs is the market value of the equivalent number of shares.

(4) DSUs.

Deferred Share Unit Plan

The DSU Plan was originally adopted by the Board effective February 23, 2005, and provided for the issuance of deferred stock units which were redeemable for cash only. Effective March 14, 2006, the Board amended the DSU Plan to permit the issuance of either Common Shares or cash upon the redemption of DSUs and the DSU Plan as amended was adopted by shareholders on April 20, 2006. Subject to the approval of our shareholders at the Meeting, the Board has approved further amendments to the DSU Plan (see under "Ordinary Resolution – Approval of Amendments to Option Plan and DSU Plan" on page 19 below). Up to 10% of the issued and outstanding Common Shares at any given time are issuable under the Option Plan, less any shares issued and outstanding under any other the Option Plan and any other equity compensation plan. The DSU Plan provides selected employees and members of the Board with compensation opportunities which are compatible with shareholder interests, encourage a sense of ownership and enhance our ability to retain key personnel and reward significant achievements.

The DSU Plan is administered by the Compensation Committee of the Board, which has final authority and discretion, subject to the express provisions of the DSU Plan, to interpret the DSU Plan, to amend or discontinue the DSU Plan and to make all other determinations deemed necessary or advisable for the administration of the DSU Plan. This includes the discretion to decide who will participate in the DSU Plan.

Under the DSU Plan, as amended, DSUs are redeemable for their cash equivalent value ("Cash Equivalent") or Common Shares (either issued from treasury or acquired on the open market). The Cash Equivalent is the amount in Canadian dollars equal to the number of DSUs multiplied by either, at the sole discretion of the Compensation Committee, (i) the average closing trading price of the Common Shares on the TSX on the 10 business days immediately preceding the date of redemption of the DSUs or (ii) the closing trading price of the Common Shares on the TSX on the last trading day preceding the date of redemption of the DSUs.

The calculation of the number of Common Shares to be issued from treasury will based on, at the sole discretion of the Compensation Committee, either (a) the average closing trading price of the Common Shares on the TSX on the 10 Business Days immediately preceding the relevant redemption date or (b) the closing trading price of the Common Shares on the TSX on the last trading day preceding the relevant redemption on which there was a closing price.

If the Corporation acquires Common Shares on the open market, such shares will be acquired through an independent broker designated by the Compensation Committee (the "Designated Broker"). The Corporation will, in such circumstances, calculate the number of whole Common Shares to be purchased by the Designated Broker on the open market on behalf and for the benefit of the holder of DSUs. The Corporation, on behalf of the holder of DSUs will pay the purchase price of the Common Shares to the Designated Broker, together with any reasonable brokerage fees or commissions related to the purchase of the Common Shares.

DSUs vest immediately but may only be redeemed upon termination (not later than 10 business days prior to the end of the 90 day period following the date of termination), retirement or death (not later than 10 business days prior to the end of the one year period following the date of retirement or death, or December 10 of the calendar year following the year in which the retirement or death occurs) of the DSU holder. DSUs granted under the DSU Plan may not be assigned in any manner whatsoever other than in the case of death or incapacity. The Board currently has the right, at its sole discretion, to amend the DSU Plan from time to time and at any time. No amendment to the DSU Plan may, however, alter or impair any participant's rights or obligations under the DSU Plan without that participant's consent. Any amendment of the DSU Plan is also currently subject to the prior approval of the TSX and may require the approval of the Corporation's shareholders.

As at the date of this Circular, the total number of DSUs issued and outstanding under the DSU Plan was 26,348, representing 0.00035% of the Company's issued and outstanding Common Shares if all DSUs were exercised in exchange for Common Shares, rather than cash. The Company currently provides no financial assistance to participants to facilitate the purchase of securities under the DSU Plan.

Employment Agreements and Management Contracts

The Corporation entered into an employment contract with Mr. James Skippen effective June 19, 2006, appointing Mr. Skippen President & Chief Executive Officer of the Corporation. Under the employment contract, as amended, Mr. Skippen receives an annual base salary of $325,000, and was granted 1,500,000 options and a total of 750,000 restricted share units (''RSUs'') that vest annually in January 2007, 2008 and 2009. Mr. Skippen also receives annual payments of $250,000 for a period of three years, payable in January in each of 2007, 2008 and 2009, 2% of Wi-LAN's gross licensing revenues from the date of the contract, payments towards his RRSP and payment for other costs totalling less than $25,000 annually. If Mr. Skippen's employment is terminated without cause, he is entitled to receive a payment of $1,000,000 plus outplacement services up to the amount of $40,000 and the continued payment of his RSUs. The first 250,000 RSUs vested and, together with the first payment of $250,000 due to Mr. Skippen, were paid by the Company in January 2007.

Mr. Stephen Bower was appointed Chief Financial Officer of the Corporation effective January 1, 2007, having been Acting Chief Financial Officer of the Corporation since March 1, 2006. His annual salary is $225,000 and the Corporation will contribute an amount equal to 3% of his salary to an RRSP. Mr. Bower received a grant of 100,000 options on January 1, 2007 which vest at a rate of 33% annually, in addition to the 200,000 options he received on May 5, 2006. Mr. Bower may receive bonuses at the discretion of the President & Chief Executive Officer and board of directors of the Corporation. During the first two years of his appointment as Chief Financial Officer, Mr. Bower's employment may be terminated by the Corporation upon the provision of three months' notice or upon payment of three months' base salary.

Mr. William Middleton joined Wi-LAN as Vice-President, Licensing, General Counsel and Secretary pursuant to an employment agreement dated August 8, 2006. Pursuant to this agreement, Mr. Middleton is paid an annual salary of $225,000 and the Corporation will contribute an amount equal to 3% of his salary to an RRSP. Mr. Middleton has been granted a total of 365,000 options. Mr. Middleton may receive bonuses at the discretion of the President & Chief Executive Officer and board of directors of the Corporation. If Mr. Middleton's employment is terminated without just cause or he resigns as a result of constructive dismissal, Mr. Middleton will be paid the equivalent of one year's base salary and target bonus and all of his unvested options will vest immediately. In addition, in the event of a change of control of the Corporation, all of Mr. Middleton's unvested options will vest immediately.

Mr. Jung Yee joined Wi-LAN as Chief Technology Officer pursuant to an employment agreement dated August 10, 2006. Pursuant to this agreement, Mr. Yee is paid an annual salary of $160,000 and the Corporation will contribute an amount equal to 3% of his salary to an RRSP. Mr. Yee has been granted a total of 225,000 options. Mr. Yee may receive bonuses at the discretion of the President & Chief Executive Officer and board of directors of the Corporation. If Mr. Yee's employment with the Corporation is terminated without just cause, he will be paid the equivalent of three months' salary during the first six months of his employment, which amount shall be increased by one month's salary for each six month period thereafter to a maximum of one year's salary.

Composition of the Compensation Committee

The members of the Compensation Committee during the Corporation's 2006 fiscal year were, from October 31, 2005 to April 20, 2006, E. Denis Colbourne, George Horhota and William K. Jenkins and have been, since April 20, 2006, Dr. Michel T. Fattouche and John K. Gillberry. None of the current or former Compensation Committee members for the 2006 fiscal year has ever been executive officers or employees of the Corporation or its subsidiaries and the only relationship the current Compensation Committee members have had with the Corporation has been as directors. None of the current or former members of the Compensation Committee for the 2006 fiscal year has any indebtedness to the Corporation or any of its subsidiaries nor have they any material interest, or have any associates or affiliates which have any material interest, direct or indirect, in any actual or proposed transaction in the last financial year which has materially affected or would materially affect the Corporation or any of its subsidiaries.

Report on Executive Compensation

The recommendations of the Compensation Committee are referred to the Board for approval. The compensation payable to each of the Corporation's current Named Executive Officers is governed by the written agreements referred to above.

It is the policy of the Corporation that its employees receive compensation based on the market value of the type of job they perform, internal pay equity and their level of individual performance. The pay for performance philosophy adopted by the Board is specifically emphasized in the executive compensation program, in order to maintain the position of the Corporation in a highly competitive business environment.

Base salaries are competitive in the industry and are determined on the basis of outside market data as well as individual performance and experience level. The President & Chief Executive Officer's base salary is determined based on his experience and expertise. Base salaries for senior managers of the Corporation are based on the experience and performance of each senior manager.

Any bonuses paid to each of the Corporation's current executive officers are determined in accordance with their written employment agreements in conjunction with the overall performance of the Corporation. Annual bonuses may be paid to any employees of the Corporation based on individual and corporate performance.

During fiscal 2006, the base salaries of the Corporation's current Named Executive Officers was determined pursuant to their respective employment agreements. For the fiscal 2007 period, the Corporation expects that any changes to any of the Corporation's current executive officers' base salaries and any bonuses for them will continue to be submitted to the Compensation Committee of the Board for review and approval.

The overall compensation program of the Corporation is intended to attract and retain competent, committed individuals, who will ensure the long-term success of the Corporation. The compensation for all remaining executives (except for that contractually provided for) is determined by the President & Chief Executive Officer.

Performance Graph

The following graph compares the percentage change in the cumulative total shareholder return on the Common Shares with the cumulative total return of the S&P/TSX Composite Total Return Index for the period October 31, 2002 to March 20, 2007.



Cumulative Total Return
on $100 Invested
$400
$350
$300
$250
$200
$150
$100
$50
$-
31-Oct-01
31-Oct-02
31-Oct-03
31-Oct-04
31-Oct-05
31-Oct-06
20-Mar-07

	31-Oct-01	31-Oct-02	31-Oct-03	31-Oct-04	31-Oct-05	31-Oct-06	20-Mar-07
WI-LAN	$100.00	$73.06	$204.11	$72.15	$37.44	$85.39	$268.49
S&P/TSX Composite	$100.00	$90.75	$112.88	$128.83	$150.80	$179.28	$188.47
S&P/TSX Capped Info Tech	$100.00	$47.78	$81.31	$102.25	$88.24	$97.71	$111.60

Compensation of Directors

The Corporation's non-executive directors in fiscal 2006 have been granted an aggregate of 773,000 Options during fiscal 2006 as consideration for their services as directors, of which 345,000 have been exercised, none have expired, 16,000 have been cancelled, 306,000 are exercisable and 701,000 are not yet exercisable. The Corporation's independent directors, excluding the Chair, have been granted an aggregate of 26,348 DSUs during fiscal 2006 as consideration for their services as directors. The DSUs become exercisable on the date of a director's departure from the Board. Directors are encouraged to own Common Shares to help ensure that their interests are aligned with the Corporation's shareholders; certain of the directors have significant shareholdings in the Corporation (refer to table beginning on page 4). Directors are reimbursed for their out-of-pocket expenses incurred in carrying out their duties as directors. The Chairman of the Board received a retainer in the amount of $Nil and 9,882 DSUs for fiscal 2006.

The Corporation entered into a consulting contract dated July 10, 2006 (the ''Consulting Contract'') with the Chairman Dr. Hatim Zaghloul, through Innovative Products for Life, Inc. (''IPL''), a company controlled by Dr. Zaghloul. Under the terms of the Consulting Contract, the Corporation pays IPL a consulting fee of $10,000 per month plus expenses and Dr. Zaghloul was granted an option to purchase 250,000 common shares of the Corporation at $1.30 per share. Unless the Consulting Contract is terminated with or without cause before June 30, 2007, the options are exercisable until the fifth anniversary of the Consulting Contract, subject to normal vesting. Dr. Zaghoul is also enrolled in the Corporation's standard healthcare benefits program.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table summarizes the number of Common Shares authorized for issuance from treasury under the Corporation's equity compensation plans as at October 31, 2006.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	3,215,698 (1)	$1.00	2,894,209
Equity compensation plans not approved by security holders	850,000 (2)	$Nil	Nil
Total	4,065,698	$1.00	2,894,209

(1) These securities include Common Shares issuable under the Option Plan (see "Statement of Executive Compensation - Option Plan" above) and includes 26,348 DSUs issued and outstanding under the Corporation's deferred share unit plan

(2) Options in respect of 850,000 common shares were granted to a senior officer of the Corporation as an inducement to enter into an employment agreement with the Corporation. These options were not granted under the Corporation's stock option plan. In accordance with the rules of the Toronto Stock Exchange, the grant of these options did not require approval of the Corporation's shareholders.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

Management of the Corporation is not aware of any indebtedness outstanding by any of the directors, nominees for director, executive officers or senior officers of the Corporation or any of their respective associates or affiliates to the Corporation, or any guarantees, support agreements, letters of credit or similar arrangements provided by the Corporation or its subsidiaries to any such persons, at any time since the commencement of the last completed financial year of the Corporation.

DIRECTORS' AND OFFICERS' LIABILITY INSURANCE

The Corporation provides insurance for the benefit of its directors and officers against liability incurred by them in these capacities. The current aggregate policy limit for the Corporation's insurance policy is $5,000,000 with deductible amounts of $50,000 with respect to corporate reimbursement and $5,000,000 for securities claims payable by the Corporation. The aggregate annual premium in 2006 was $97,595 paid by the Corporation.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

There are no interests of any directors, officers or holders of over 10% of the Common Shares, or any directors or officers of any holders of over 10% of the Common Shares, or any affiliates or associates of any of the foregoing, in any transactions of the Corporation during fiscal 2006 or in any proposed transaction that have materially affected or that would materially affect the Corporation or any of its subsidiaries.

APPOINTMENT OF AUDITORS

It is intended to vote the Proxy solicited hereby (unless a shareholder directs its Common Shares to be withheld from voting in the appointment of auditors) to re-appoint PricewaterhouseCoopers LLP, Chartered Accountants, as auditors of the Corporation to hold office until the next annual meeting of shareholders and to authorize the directors to fix the auditors' remuneration. PricewaterhouseCoopers LLP was first appointed as the Corporation's auditors on October 25, 2006.

PARTICULARS OF MATTERS TO BE ACTED UPON

Special Resolution – Approval of Continuance Under the CBCA

Required Shareholder Approval and Conditions

At the Meeting, the Corporation's shareholders will be asked to consider, and if thought advisable to pass, a special resolution (the "Continuance Resolution") substantially in the form set out in Exhibit "A" to this Circular, to continue the Corporation from the ABCA, which currently governs its affairs, to the CBCA (the "Continuance"). In order to become effective, the Continuance Resolution must be approved by a vote of not less than two-thirds of the votes cast by shareholders at the Meeting, present in person or by proxy.

If the Continuance is approved at the Meeting, subject to the discretion of the Board to decide otherwise, the Corporation will seek approval of the Director under the ABCA to apply to the Director under the CBCA for continuance of the Corporation, as required by Section 189 of the ABCA. To approve the Continuance the Director under the ABCA must be satisfied that with the Continuance into another jurisdiction no creditors or shareholders will be adversely affected.

The Corporation intends to file articles of continuance pursuant to Section 187 of the CBCA to continue the Corporation under the provisions of the CBCA as soon as practicable after the Meeting. Subject to appropriate shareholder approval and such filings, the Continuance will be effective on the date of the certificate of continuance, which shall be issued by the Director under the CBCA upon receipt of articles of continuance pursuant to Subsection 187(4) of the CBCA. The ABCA will cease to apply to the Corporation on the date of the certificate of continuance under the CBCA. The Corporation will file a copy of the certificate and articles of continuance with the Director under the ABCA within 60 days after the date of the issuance of the certificate of continuance.

Notwithstanding the approval of the Continuance by a special resolution of the shareholders, the Board may, without further approval of the shareholders, abandon the application for Continuance at any time prior to the issue of a certificate of continuance by the Director under the CBCA.

Reasons for the Proposed Continuance

Management believes that the Continuance of the Corporation under the CBCA is appropriate given the national and international scope of the Corporation's business, and the recent move of the Corporation's executive offices to Ottawa, Ontario. Continuance under the CBCA will permit the Corporation to take advantage of recent amendments to the CBCA which modernize corporate law procedures and requirements.

Management is of the view that the CBCA is consistent with corporate legislation in most other Canadian jurisdictions and will provide shareholders with substantially the same rights that are available to shareholders under the ABCA, including rights of dissent and appraisal, and rights to bring derivative actions and oppression actions. The CBCA amendments relating to residency requirements of directors (described below) will provide the Corporation with greater flexibility to attract experienced and qualified individuals to serve as directors of the Corporation.

CBCA Versus ABCA

The ABCA and the CBCA are similar in many respects, although there are a number of notable differences in respect of corporate law matters. The following is a brief summary of certain differences which management considers to be material. This summary is not intended to be exhaustive and shareholders should consult their legal advisors regarding any implications of the Continuance which may be of particular importance to them.

Board of Directors

Under the ABCA, at least one-quarter of the Corporation's directors, and at least one-quarter of the members of any committee of directors, must be resident Canadians. The CBCA imposes no residency requirements on committees.

Shareholder Proposals

Both the ABCA and the CBCA provide for shareholder proposals. Under the CBCA, a registered or beneficial owner of shares entitled to be voted at a meeting may submit a proposal, although the registered or beneficial shareholder must either (i) have owned for six months not less than 1% of the total number of voting shares or voting shares with a fair market value of at least $2,000; or (ii) have the support of persons who have owned for six months not less than 1% of the total number of voting shares or voting shares with a fair market value of at least $2,000.

Financial Assistance

The ABCA requires disclosure of financial assistance given by a company in connection with the purchase of shares of the company or its affiliates, or to shareholders, directors and their associates of the company and its affiliates. The CBCA has no such requirement.

Rights of Dissent

Under both the ABCA and the CBCA, shareholders have substantially the same rights of dissent if the Corporation resolves to effect certain fundamental changes. However, under the CBCA, the Corporation must, within ten days of the resolution to which the shareholder dissents being adopted, send notice to the dissenting shareholder. The dissenting shareholder, within 20 days of receiving notice from the Corporation, must send the Corporation notice of his demand for payment of the fair value of his shares and his relevant personal information. Within 30 days of this notice, the dissenting shareholder must send the Corporation, or its transfer agent, his share certificates. No more than seven days after receiving notice from the dissenting shareholder, the Corporation must make an offer to pay. The Corporation or the dissenting shareholder may apply to the Court to fix a fair value for the shares of the dissenting shareholder. See "Dissent Rights" below and Exhibit "D" hereto.

Under the ABCA a dissenting shareholder may send the Corporation a written objection to the resolution at or before the meeting. Once the resolution is adopted the dissenting shareholder may make application to the Court to fix the fair value of his shares. If an application is made to the Court, the Corporation must send an offer to pay to each dissenting shareholder. The dissenting shareholder may accept the offer to pay from the Corporation or wait for an order from the Court fixing the fair value of the shares.

Effects of Continuance

Continuance under the CBCA does not create a new legal entity and will not prejudice or affect the continuity of the Corporation. The Continuance will not result in any change in the business of the Corporation.

The persons who constitute the Board will continue to be those persons elected by the shareholders at the Meeting. The officers of the Corporation will continue to be those persons appointed by the Board.

Under the CBCA, upon Continuance, there is no change in: (i) the ownership of corporate property; (ii) liability for obligations; (iii) the existence of a cause of action, claim or liability to prosecution; (iv) enforcement against the Corporation of any civil, criminal or administrative proceedings pending; and (v) the enforceability of any conviction or judgment against or in favour of the Corporation. Furthermore, any shares issued before the Continuance are deemed to have been issued in compliance with the CBCA and with the articles of continuance. Continuance does not deprive a holder of Common Shares of any right or privilege, or relieve a holder of Common Shares of any liability in respect of an issued share.

Articles of Continuance

The Corporation is currently an Alberta corporation which has Articles of Incorporation which, as they have been amended to the date of this Circular, set out the name, the authorized capital, the classes, any maximum number of shares that may be issued, the rights, privileges, restrictions and conditions attaching to shares, any restriction on the right to transfer shares, the maximum or minimum number of directors and any restrictions on the business of the Corporation. Upon the Continuance taking effect, the articles of continuance filed under the CBCA will replace the Articles of Incorporation (as amended to the date of this Circular) filed under the ABCA.

The rights, privileges, restrictions and conditions that are presently applicable to the Common Shares are substantially the same as the rights, privileges, restrictions and conditions that will attach to such Common Shares after Continuance and are set out in the articles of continuance.

Under the CBCA, a meeting of shareholders may be held anywhere in Canada and at a place outside Canada if the place is specified in the articles of the corporation. The proposed Articles of Continuance indicate that meetings of shareholders of the Corporation may be held at any place in Canada or the United States.

The Corporation's current articles of incorporation provide for a minimum of 3 and maximum of 9 directors of the Corporation and that the head office of the Corporation shall be in Calgary, Alberta. The proposed Articles of Continuance will maintain the same minimum and maximum number of directors but will delete the reference to the location of the head office.

The deletion of the reference to the location of the head office is being proposed to provide the Corporation with greater flexibility in this regard, and to achieve cost savings resulting from the requirement to maintain a registered office address in Alberta.

Dissent Rights

Under the provisions of Section 191 of the ABCA, a registered shareholder of the Corporation is entitled to send a written objection to the Continuance Resolution. In addition to any other right a shareholder may have, when the action authorized by the Continuance Resolution becomes effective, a registered shareholder who complies with the dissent procedure under Section 191 of the ABCA is entitled to be paid the fair value of his or her shares in respect of which he or she dissents, determined as at the close of business on the day before the Continuance Resolution is adopted.

A summary of the dissent procedure provided by Section 191 of the ABCA, together with a copy of the full text of Section 191 of the ABCA, is set out at Exhibit "D" to this Circular. The description of the dissent rights and procedure is not a comprehensive statement of the procedure to be followed by shareholders and is qualified in its entirety by the full text of Section 191 of the ABCA. Shareholders who may wish to dissent should read Exhibit "D" to this Circular carefully and in its entirety.

Non-Registered Holders who wish to dissent, should be aware that only the registered owner of such securities is entitled to dissent.

A shareholder is not entitled to dissent if such shareholder votes any of the Common Shares beneficially held by such shareholder in favour of the Continuance Resolution. The execution or exercise of a proxy does not constitute a written objection for the purposes of Section 191 of the ABCA.

Failure to adhere strictly to the requirements of Section 191 of the ABCA may result in the loss or unavailability of rights under that Section.

Ordinary Resolution – Approval of Amendments to Option Plan and DSU Plan

At the Meeting, the Corporation's shareholders will be asked to consider and, if thought advisable, to approve an ordinary resolution, the full text of which is set out at Exhibit "B" to this Circular (the "The Option and DSU Plans Resolution") to amend both the Option and DSU Plans (the "Plans"). Pursuant to the policies of the TSX, the Option and DSU Plans Resolution must be approved by a majority of the votes cast at the Meeting.

The most significant proposed changes to the Option and DSU Plans proposed under The Option and DSU Plans Resolution are as follows:

1. The vesting provisions of the Option Plan will be amended to provide the Board with greater flexibility to deal with Options under the Option Plan in the event of a "change of control", including the ability of the Board to determine in its sole discretion whether to: accelerate the vesting provisions of any Options in the event of a change of control; provide for the cashless exercise of all outstanding Options at the "Change of Control Price", namely the highest price per Common Share paid in any transaction reported on a securities exchange or paid or offered in any transaction related to a potential or actual change of control; provide for the conversion or exchange of any outstanding Options into or for options, rights or other securities in any entity participating in or resulting from the change of control; and/or determine that outstanding Options which are not then exercisable, shall not become exercisable and shall be cancelled in the event of a change of control.

2. The terms of the DSU Plan will be amended to reflect the terms of the Option Plan regarding insider participation by providing that: (i) the maximum number of Common Shares reserved for issuance pursuant to Units granted to insiders at any time may not exceed 10% of the Corporation's issued and outstanding Common Shares at any given time; (ii) the maximum number of Common Shares which may be issued to insiders, within a one-year period, may not exceed 10% of the Corporation's issued and outstanding Common Shares at any given time; (iii) the maximum number of Common Shares which may be issued to any one insider and the associates of such insider, within a one-year period, may not exceed 5% of the number of the Corporation's issued and outstanding Common Shares at any given time; (iv) the maximum number of Common Shares issuable to insiders, at any time, under all security based compensation arrangements cannot exceed 10% of the Corporation's issued and outstanding Common Shares at any given time; and (v) the number of Common Shares issued to insiders, within any one year period, under all security based compensation arrangements, cannot exceed 10% of the Corporation's issued and outstanding Common Shares at any given time. In accordance with the TSX Company Manual, by amending the DSU Plan to include these provisions regarding maximum insider participation in the Plans, the Corporation will not be required to secure disinterested shareholder approval where shareholder approval is required in respect of the DSU Plan in the future.

3. The amendment provisions of each of the Plans will be broadened to permit the Board to be able to amend or discontinue the Plans, from time to time and at any time, in accordance with applicable legislation, without obtaining the approval of shareholders (subject to the exceptions requiring shareholder approval in accordance with TSX rules noted below); provided that any amendment to any provision of the Plans will be subject to any required regulatory approval and the provisions of applicable law, if any, that require the approval of shareholders and provided further that no such amendment or termination could, without the consent of a participant, impair the participant's rights or increase the participant's obligations under the Plan. The TSX now requires the Plans to explicitly provide that shareholder approval is not required to implement any amendments, save and except for amendments related to (i) an increase in the number of Common Shares issuable under the Plans (and under any other share compensation arrangement of the Corporation); (ii) an increase the number of Common Shares issuable to insiders or issued to insiders within any one year period under the Plans; (iii) an extension to the exercise period of any Options under the Plans; and (iv) a reduction in the exercise price for Options held by insiders or certain changes to the formulas used to calculate the award or Units or payment of Shares on the redemption of Units. In other words, other than these prescribed items, any other amendment can be made by the Board without shareholder approval. Such amendments may for example include, without limitation, amendments related to (a) the vesting provisions of the Plans or any option or Unit granted under the Plans, (b) the early termination provisions of the Plans or any option or Unit granted under the Plans, (c) the addition of any form of financial assistance by the Corporation for the acquisition by all or certain categories of participants, and the subsequent amendment of any such provision which is more favourable to such participants, (d) the addition or modification of any cashless exercise feature, payable in cash or Common Shares, (e) the suspension or termination of the Plans, or (f) any other amendment, whether fundamental or otherwise, not requiring shareholder approval under applicable laws (including, without limitation, the rules, regulations and policies of the TSX). The Plans will therefore be amended to comply with the TSX requirements.

4. The exercise provision of the Option Plan will be amended to provide that the period in which a participant under the Option Plan may exercise the participant's Options shall expire ten business days following the expiration of a Corporation imposed black-out period if the participant's Options would otherwise expire during a Corporation imposed black-out period.

The proposed changes in items 3 to 4 above relate to changes in TSX policy published in TSX Staff Notice #2006-0001 dated June 6, 2006 (the "TSX Staff Notice"), which the TSX has strongly advised issuers to introduce.

Blacklined copies of each of the Option Plan and the DSU Plan reflecting the proposed changes are attached as Schedules "A" and "B" to the Option and DSU Plans Resolution. Management believes that the proposed changes would be beneficial to the Corporation because they will permit the Option and DSU Plans to be consistent with changes in TSX policy and will permit them to be more effective human resources management tools. Accordingly, Management strongly urges shareholders to approve the Option and DSU Plans Resolution.

Recommendations of the Board

The Board recommends that the holders of Common Shares vote in favour of each of the Continuance Resolution and the Option and DSU Plans Resolution.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Effective June 30, 2005, National Instrument 58-101 – Disclosure of Corporate Governance Practices ("NI 58-101") and National Policy 58-201 – Corporate Governance Guidelines ("NP 58-201") were adopted in each of the provinces and territories of Canada. NI 58-101 requires issuers to disclose the corporate governance practices that they have adopted. NP 58-201 provides guidance on governance practices. The Corporation is also subject to Multilateral Instrument 52-110 – Audit Committees ("MI 52-110"), which has been adopted in various Canadian provinces and territories and which prescribes certain requirements in relation to audit committees including the Corporation's Audit Committee. The disclosure on corporate governance practices required by NI 58-101 is provided at Exhibit "C" to this Circular and the disclosure on audit committees required by MI 52-110 is provided in the Corporation's current Annual Information Form dated January 20, 2007 and filed on www.sedar.com.

PARTICULARS OF OTHER MATTERS

Management knows of no other matters to come before the Meeting other than the matters referred to in the Notice of Meeting, however, if any other matters which are not now known to management should properly come before the Meeting, the Proxy will be voted upon such matters in accordance with the best judgment of the person voting the Proxy.

DIRECTORS' APPROVAL

The undersigned hereby certifies that the directors of the Corporation have approved the contents and the sending of this Circular.

DATED: March 21, 2007

James D. Skippen
President & Chief Executive Officer
WI-LAN INC.
Ottawa, Ontario

EXHIBIT "A"
Continuance Resolution

BE IT RESOLVED AS A SPECIAL RESOLUTION OF THE SHAREHOLDERS THAT:

1. the continuance of Wi-LAN Inc. from a corporation existing under the *Business Corporations Act* (Alberta) to a corporation existing under the *Canada Business Corporations Act* be and is hereby authorized and approved;

2. provided that this special resolution has been confirmed and passed in accordance with the provisions of the *Business Corporations Act* (Alberta), that any director or officer of the Corporation be and is hereby authorized to sign articles of continuance and all other documents required or necessary for the delivery of a certificate attesting to such continuance; and

3. notwithstanding the approval by the shareholders of the Corporation of this special resolution and without notice to or approval of the shareholders of the Corporation, the directors of the Corporation may, in their discretion, decide to revoke this special resolution and not to proceed with the continuance contemplated hereby becoming effective pursuant to the provisions of the *Canada Business Corporations Act.*

EXHIBIT "B"
Option and DSU Plans Resolution

WHEREAS the Board of Directors of the Corporation has determined that certain amendments to each of the Wi-LAN Inc. 2001 Share Option Plan (the "Option Plan") and the Wi-LAN Inc. Deferred Stock Unit Plan for Directors and Designated Employees (the "DSU Plan" and, together with the Option Plan, the "Incentive Plans"), as more fully set forth in the blacklined copy of the Option Plan attached at Schedule "A" hereto and in the blacklined copy of the DSU Plan attached at Schedule "B" hereto (collectively, the "Amendments"), are in the best interests of the Corporation and its shareholders;

AND WHEREAS Section 11 of the Option Plan and Section 12 of the DSU Plan each currently require the prior approval of the Toronto Stock Exchange (the "TSX") and that certain amendments to the Incentive Plans may require the approval of the Corporation's shareholders;

AND WHEREAS the TSX approved Amendments on March 22, 2007;

NOW, THEREFORE, BE IT RESOLVED THAT:

1. the Amendments and each of them be and are hereby approved; and

2. any director or senior officer of the Corporation is hereby authorized to take all such further actions and to execute and deliver all such further agreements, notices, certificates, undertakings, instruments and documents, in the name and on behalf of the Corporation and under its corporate seal or otherwise as may be determined to be necessary, proper and advisable in order to give effect to the Amendments and each of them and to carry out the intent and accomplish the purpose of the above resolutions, such approval and determination to be conclusively evidenced by the execution and delivery thereof or taking of such actions by such directors or officers.

SCHEDULE 'A' to EXHIBIT B

Proposed Amendments to Share Option Plan

****

WI-LAN INC.

2001 SHARE OPTION PLAN

1. Purpose of Plan

The purpose of this plan (the "Plan") is to develop the interest of officers, directors and employees of Wi-LAN Inc. and its subsidiaries (collectively, the "Corporation") and other persons who provide ongoing management or consulting services to the Corporation in the growth and development of the Corporation by providing them with the opportunity through share purchase options to acquire an increased proprietary interest in the Corporation. Certain capitalized terms used in the Plan are defined in Section 14 hereof.

2. Administration

The Plan shall be administered by the Board of Directors of the Corporation, or if appointed, by a special committee of directors appointed from time to time by the Board of Directors of the Corporation (such committee, or if no such committee is appointed, the Board of Directors of the Corporation is hereinafter referred to as the "Committee") pursuant to rules of procedure fixed by the Board of Directors.

3. Granting of Options

The Committee may from time to time designate directors, officers or employees of the Corporation and its subsidiaries or any other Insider of or Service Provider to the Corporation and its subsidiaries (collectively, the "Optionees") to whom options ("Options") to purchase common shares ("Common Shares") of the Corporation may be granted and the number of Common Shares to be optioned to each, provided that:

(a) the total number of Common Shares ~~issuable at any time pursuant to~~reserved for issuance under the Plan ~~shall not exceed~~is 10% of the Corporation's then issued and outstanding Common Shares less any Common Shares issued and outstanding under the ~~Corporation's Deferred Stock Unit Plan (the "DSU Plan"). so that~~Incentive Plans; any increase in the issued and outstanding Common Shares will result in an increase in the available number of Common Shares issuable under the Plan; any exercises of Options will make new grants available under the Plan effectively resulting in a re-loading of the number of Options available to grant under the Plan; and the combined number of Common Shares reserved for issuance under the Plan and the ~~DSU Plan~~Incentive Plans shall not exceed 10% of the Corporation's issued an outstanding Common Shares at any given time;

(b) the number of Common Shares reserved for issuance to any one Optionee shall not exceed 5% of the issued and outstanding number of Common Shares on a non-diluted basis;

(c) (i) the maximum number of Common Shares reserved for issuance pursuant to Options granted to Insiders at any time may not exceed 10% of the number of Outstanding Common Shares;

(ii) the maximum number of Common Shares which may be issued to Insiders, within a one-year period, may not exceed 10% of the number of Outstanding Common Shares;

(iii) the maximum number of Common Shares which may be issued to any one Insider and the Associates of such Insider, within a one-year period, may not exceed 5% of the number of Outstanding Common Shares;

(iv) the maximum number of Common Shares issuable to Insiders, at any time, under all security based compensation arrangements (as such term is defined in the TSX Company Manual), cannot exceed 10% of the then issued and outstanding Common Shares; and

(v) the number of Common Shares issued to Insiders, within any one year period, under all security based compensation arrangements (as such term is defined in the TSX Company Manual), cannot exceed 10% of the then issued and outstanding Common Shares;

provided that for the purposes of paragraphs (i), (ii), (iii), (iv) and (v) above, an entitlement granted prior to the grantee becoming an Insider may be excluded in determining the number of Common Shares issuable to Insiders; and

(d) the number of Common Shares reserved for issuance to non-executive directors of the Corporation shall not exceed 20% of the total number of Common Shares reserved for issuance under the Plan.

4. Vesting

(a) The Committee may, in its sole discretion, determine the time during which Options shall vest and the method of vesting, or that no vesting restriction shall exist.

(b) Unless otherwise determined by the Committee or the Board of Directors, in its sole and absolute discretion:

(i) any Option outstanding immediately prior to the occurrence of a Change of Control, but which is not then exercisable, shall become fully exercisable upon the occurrence of such Change of Control; and

(ii) any outstanding Option shall be cashed out at the Change of Control Price, less the applicable Exercise Price (as defined below) for each such Option as of the

date at which such Change of Control is determined to have occurred or as of such other date as the Committee or the Board of Directors, in its sole and absolute discretion, may determine prior to the Change of Control. Outstanding Options may only be cashed out, as described in the immediately preceding sentence, if the Change of Control Price is higher than the Exercise Price for such outstanding Options. If the Change of Control Price is equal to or lower than the Exercise Price for such outstanding Options, the Committee or the Board of Directors, in its sole and absolute discretion, may terminate such outstanding options and such outstanding Options shall be of no further force or effect.

Further, the Committee or the Board of Directors, in its sole and absolute discretion, shall have the right to:

(iii) provide for the conversion or exchange of any outstanding Options not otherwise exercised or terminated into or for options, rights or other securities in any entity participating in or resulting from the Change of Control; and

(iv) notwithstanding Section 11 of the Plan, determine that outstanding Options which are not then exercisable, shall not become exercisable and shall be cancelled in the event of a Change of Control.

5. Exercise Price

The exercise price (the "Exercise Price") of any Option shall be fixed by the Committee when such Option is granted, provided that such price shall not be less than the current market price (the "Current Market Price") of the Common Shares, which shall mean the closing trading price per Common Share on ~~The~~the Toronto Stock Exchange (or if the Common Shares are not listed on ~~The~~the Toronto Stock Exchange on such stock exchange as the Common Shares are then traded) on the last trading day preceding the date of grant on which there was a closing price or, if the Common Shares are not listed on any stock exchange a price determined by the Committee; provided that if the Board of Directors of the Corporation in its sole discretion determines that such closing trading price would not be representative of the market price of the Common Shares, then Current Market Price shall mean, subject to approval of ~~The~~the Toronto Stock Exchange, the weighted average price per share for Common Shares for five (5) consecutive trading days ending on the last trading day preceding the date of grant on which there was a closing price on ~~The~~the Toronto Stock Exchange (or if the Common Shares are not listed on ~~The~~the Toronto Stock Exchange on such stock exchange as the Common Shares are then traded); the weighted average price shall be determined by dividing the aggregate sale price of all Common Shares sold on the said exchange during the said five (5) consecutive trading days by the total number of Common Shares so sold.

6. Option Terms

The period during which an Option is exercisable (the "Exercise Period") shall, subject to the provisions of the Plan requiring acceleration of rights of exercise, be such period as may be determined by the Committee at the time of grant provided that no Option may be exercised beyond ten (10) years from the date of grant. Each Option shall, among other things, contain

provisions to the effect that the Option shall be personal to the Optionee and shall not be assignable. In addition, each Option shall provide that:

(a) upon the death of the Optionee, the option shall terminate (the "Termination Date") on the earlier of the date determined by the Committee which shall not be more than twelve months from the date of death and the last day of the Exercise Period; and

(b) if the Optionee shall no longer be a director or officer of, be in the employ of or be providing ongoing management or consulting services to the Corporation, the Termination Date of the Option shall occur on the earlier of the expiry of the period not in excess of 90 days prescribed by the Committee at the time of grant, following the date that the Optionee ceases to be a director, officer or employee of the Corporation, or ceases to provide ongoing management or consulting services to the Corporation, as the case may be, and the last day of the Exercise Period;

provided that in no event shall the number of Common Shares that the Optionee (or his heirs or successors) shall be entitled to purchase until the Termination Date be more than the number of Common Shares which the Optionee was entitled to purchase on the date of death or the date the Optionee ceased to be an officer, director or employee of, or ceased providing ongoing management or consulting services to, the Corporation, as the case may be.

7. Exercise of Option

Subject to the provisions of the Plan, an Option may be exercised from time to time by delivery to the Corporation at its head office in ~~Calgary, Alberta~~Ottawa, Ontario or such other place as may be specified by the Corporation, of a written notice of exercise specifying the number of Common Shares with respect to which the Option is being exercised and accompanied by payment in full of the purchase price of the shares then being purchased, such payment to be made in cash, certified cheque or bank draft. Notwithstanding anything in this Plan to the contrary and notwithstanding the Exercise Period of any Option, if an Option would otherwise expire during or after any Blackout Period, then the Exercise Period of any such Option shall instead expire on the date which is 10 business days following the expiration of such Blackout Period provided, however, that no Exercise Period of any such Option may be extended beyond 10 years from its date of grant.

8. Alterations in Shares

Appropriate adjustments in the number of Common Shares optioned and in the Exercise Price, as regards Options granted, may be made by the Committee in its discretion to give effect to adjustments in the number of Common Shares resulting subsequent to the approval of the Plan by the Committee from subdivisions, consolidations or reclassifications of the Common Shares, the payment of stock dividends by the Corporation or other relevant changes in the capital of the Corporation.

9. Option Agreements

A written agreement will be entered into between the Corporation and each Optionee to whom an Option is granted hereunder, which agreement will set out the number of Common

Shares subject to Option, the Exercise Price, provisions as to vesting and expiry and any other terms approved by the Committee, all in accordance with the provisions of this Plan. The agreement will be in such form as the Committee may from time to time approve or authorize the officers of the Corporation to enter into and may contain such terms as may be considered necessary in order that the Option will comply with this Plan, any provisions respecting Options in the income tax or other laws in force in any country or jurisdiction of which the person to whom the Option is granted may from time to time be a resident or citizen and the rules of any regulatory body having jurisdiction over the Corporation.

10. Regulatory Authorities Approvals

The Plan shall be subject to the approval, if required, of any stock exchange on which the Common Shares are listed for trading. Any Options granted prior to such approval shall be conditional upon such approval being given and no such Options may be exercised unless such approval, if required, is given.

11. ~~Amendment or Discontinuance of the Plan; Amendment of Option~~Amendments

(a) The Board of Directors shall have the right, in its sole discretion, to amend, suspend or terminate this Plan or any portion thereof at any time, in accordance with applicable legislation, without obtaining the approval of shareholders; provided that any amendment to any provision of the Plan will be subject to any required regulatory approval and the provisions of applicable law, if any, that require the approval of shareholders. Notwithstanding the foregoing, the Corporation will be required to obtain the approval of the shareholders of the Corporation for any of the following amendments:

- (i) amendments to the Plan which would increase the number of Common Shares issuable under the Plan, otherwise than in accordance with Section 8 of the Plan;
- (ii) amendments to Section 3(c) of the Plan which would increase the number of Common Shares issuable to Insiders or issued to Insiders within any one year period, under the Plan;
- (iii) amendments that would extend the Exercise Period of any Options held by Insiders beyond the Exercise Period otherwise determined in accordance with this Plan; and
- (iv) amendments that would reduce the Exercise Price of any Options held by Insiders, other than in accordance with Sections 4, 6 and/or 8 of this Plan.

(b) ~~The Committee may amend or discontinue the Plan at any time, provided that no such amendment may, without the consent of the Optionee,~~Subject to Section 4 and Section 10 of this Plan, the Board of Directors shall not alter or impair any rights or increase any obligations with respect to an Option previously granted ~~to an Optionee under the Plan and provided further that any amendment to the Plan or any Option will require the prior consent of The Toronto Stock Exchange.~~under the Plan without the consent of the holder thereof.

(c) Notwithstanding any other provision of this Plan, the Exercise Price of any Options granted under this Plan must not be lower than the Current Market Price of the Common Shares at the time the Option is granted.

12. Common Shares Duly Issued

Common Shares issued upon the exercise of an Option granted hereunder will be validly issued and allotted as fully paid and non-assessable upon receipt by the Corporation of the Exercise Price therefore in accordance with the terms of the Option and the issuance of Common Shares thereunder will not require a resolution or approval of the Board of Directors of the Corporation.

13. Prior Plans

The Plan shall entirely replace and supersede all prior share option plans, if any, enacted by the Board of Directors of the Corporation or its predecessor corporations including, without limitation, the share option plan approved by the Board of Directors and shareholders of the Corporation as of April 17, 2000 (the "Previous Plan"). Notwithstanding the foregoing, all agreements entered into pursuant to the Previous Plan and remaining outstanding on the effective date of this Plan continue with full force and effect under this Plan.

14. Definitions

In this Plan, capitalized terms not otherwise defined in this Plan have the following meanings:

(a) "Affiliate" has the meaning ascribed thereto by the *Securities Act* (Ontario) as from time to time amended, supplemented or re-enacted;

(b) ~~(a)~~ "Associate" has the meaning ascribed thereto by the *Securities Act* (Ontario) as from time to time amended, supplemented or re-enacted;

(c) "Blackout Period" means any period during which the Corporation imposes trading restrictions on its Insiders;

(d) "Change of Control" means:

(i) when any person, together with any Affiliate or Associate of such person (other than the Corporation or its subsidiaries, or an employee benefit plan of the Corporation or its subsidiaries, including any trustee of such plan acting as trustee) hereafter acquires the direct or indirect "beneficial ownership" (as defined in the *Securities Act* (Ontario)) of securities of the Corporation representing more than fifty percent (50%) of the combined voting power of the Corporation's then outstanding securities; or

(ii) the occurrence of a transaction requiring the approval of the Corporation's shareholders involving the acquisition of the Corporation or all or substantially all

of its business by an entity through purchase of assets, by amalgamation, arrangement or otherwise;

(e) "Change of Control Price" means the highest price per Common Share paid in any transaction reported on a securities exchange or paid or offered in any *bona fide* transaction related to a potential or actual Change of Control at any time during the five (5) trading days preceding such Change of Control, as may be determined by the Committee or the Board of Directors in its sole and absolute discretion;

(f) "Date of Grant" means the date on which an Option is granted hereunder;

(g) "Incentive Plan" means any employee stock purchase plan, deferred stock unit plan, restricted share unit plan or any other compensation or incentive mechanism of the Corporation involving the issuance or potential issuance of Common Shares, including a share purchase from treasury which is financially assisted by the Corporation by way of a loan, guarantee or otherwise;

(h) ~~(b)~~ "Insider" of the Corporation means an insider as defined in the *Securities Act* (Ontario) as from time to time amended, supplemented or re-enacted and also includes associates and affiliates of the Insider;

(i) ~~(c)~~ "Outstanding Common Shares" at the time of any share issuance or grant of Options means the number of Common Shares that are outstanding immediately prior to the share issuance or grant of Options in question on a non-diluted basis, excluding Common Shares issued pursuant to Share Compensation Arrangements over the preceding one-year period, or such other number as may be determined under the applicable rules and regulations of all regulatory authorities to which the Corporation is subject, including ~~The~~the Toronto Stock Exchange;

(j) ~~(d)~~ "Service Provider" means:

(i) an employee or Insider of the Corporation; and

(ii) any other person or company engaged to provide on-going management or consulting services for the Corporation or any entity controlled by the Corporation;

(k) ~~(e)~~ "Share Compensation Agreement" means a stock option, stock option plan, employee stock purchase plan or any other compensation or incentive mechanism involving the issuance or potential issuance of shares to one or more Service Providers, including a share purchase from treasury which is financially assisted by the Corporation by way of a loan, guaranty or otherwise; and

(l) ~~(f)~~ "subsidiary" has the meaning assigned thereto under the *Securities Act* (Ontario) as from time to time amended, supplemented or re-enacted.

15. Effective Date

This Plan is effective from February • __, 2001 as amended on May 19, ~~2005 and~~2005, April 20, 2006 and March __, 2007 and upon receipt of all necessary shareholder and regulatory approvals.

WI-LAN INC.

By: ______________________
Name: ______________________
Title: ______________________

SCHEDULE 'B' TO EXHIBIT B

Proposed Amendments to Deferred Stock Unit Plan

****

WI-LAN INC.

DEFERRED STOCK UNIT PLAN
FOR DIRECTORS AND DESIGNATED EMPLOYEES

ARTICLE 1 - PURPOSE STATEMENT ~~AND EFFECTIVE DATE~~

1.01 The purpose of this Plan is to provide selected officers, employees and consultants (**"Designated Employees"**) of the Corporation and members of the Board (**"Directors"**) with compensation opportunities which:

(a) are compatible with shareholder interests;

(b) will encourage a sense of ownership; and

(c) will enhance the Corporation's ability to retain key personnel and reward significant performance achievements.

ARTICLE 2 - DEFINITIONS

For purposes of this Plan, the following terms are defined as set forth below:

2.01 **"Account"** means the account maintained for record-keeping purposes by the Corporation in the name of each Participant composed of all Units issued to the Participant after the Effective Date including Units that have not been redeemed or terminated in accordance with the terms of the Plan.

2.02 **"Agreement"** has the meaning set out in Section 5.01 hereof.

2.03 **"Applicable ~~Withholdings~~Withholding Taxes"** has the meaning set out in Section 11.01 hereof.

2.04 **"Award Date"** means, unless otherwise determined by the Committee:

(a) in respect of a Director, not later than 10 Business Days following the end of each fiscal quarter;

(b) in respect of a Designated Employee, not later than 10 Business Days following approval of an annual bonus payment to a Designated Employee.

2.05 **"Board"** means the board of directors of the Corporation.

2.06 **"Business Day"** means any day, other than a Saturday or a Sunday, on which the Toronto Stock Exchange is open for trading.

2.07 **"Cash Equivalent"** means the amount of money expressed in Canadian dollars equal to the number of Units multiplied by, at the Committee's discretion, either (i) the average closing trading price of the Shares on the Toronto Stock Exchange on the 10 Business Days immediately preceding the ~~date of redemption~~Redemption Date of the Units; or (ii) the closing trading price per Share on the Toronto Stock Exchange on the last trading day preceding the ~~date of~~ Redemption Date of the Units.

2.08 **"Committee"** means the Compensation Committee of the Board or such other committee or persons designated by the Board, including the Board itself, for the purpose of administering the Plan.

2.09 **"Corporation"** means Wi-LAN Inc. and any reference in this Plan to an action by the Committee means an action by or under the authority of Corporation.

2.10 **"Deferred Amount"** has the meaning set out in Section 6.01 hereof.

2.11 **"Designated Employees"** has the meaning set out in Section 1.01 hereof.

2.12 **"Directors"** has the meaning set out in Section 1.01 hereof.

2.13 **"Director's Fees"** means the retainer payable to a Director for service as a member of the Board as well as board chair fee, committee chair fees, board committee member fees and board meeting fees.

2.14 **"Dividend Rate"** has the meaning set out in Section 6.03 hereof.

2.15 **"Effective Date"** has the meaning set out in Section 14.01 hereof.

2.16 **"OptionIncentive Plan"** means theany employee stock option plan, employee purchase plan, restricted share unit plan or any other compensation or incentive mechanism of the Corporation as amended from time to timeinvolving the issuance or potential issuance of Shares, including a share purchase from treasury which is financially assisted by the Corporation by way of a loan, guarantee or otherwise.

2.17 **"Participant"** means a Director or Designated Employee who elects to receive Units under the Plan in accordance with Section 4.03.

2.18 **"Plan"** means the Wi-LAN Inc. Deferred Stock Unit Plan for Directors and Designated Employees as set forth herein, and amended from time to time.

2.19 **"Redemption Date"** means the date upon which any Units are actually redeemed in accordance with the provisions of this Plan.

2.20 2.19 **"Regulations"** means the Income Tax Regulations (Canada).

2.21 2.20 **"Retirement"**, in the case of Designated Employees, means retirement, including early retirement, from (and for greater certainty ceasing to be employed by) the Corporation and, in the case of Directors, means ceasing to be a Director (whether as a result of the resignation, not standing for re-election to the board or not being elected or re-elected as a member of the board by the shareholders at a meeting, or for any other reason other than as a result of death).

2.22 2.21 **"Shares"** means common shares in the capital of the Corporation.

2.23 2.22 **"Termination"** means, in the case of a Designated Employee, the occurrence of any act or event whether pursuant to an employment agreement or otherwise, including without limitation dismissal for cause, dismissal without cause or resignation, which actually or effectively causes or results in the person's ceasing, for whatever reason, to be an employee of the Corporation, but for purposes of the Plan shall not include Retirement.

2.24 2.23 **"Unit"** means a deferred stock unit that is issued under the Plan, and which upon the meeting of all of the conditions specified herein, is redeemable for either

(a) its Cash Equivalent; or

(b) Shares;

(c) in accordance with the provisions of this Plan.

2.25 2.24 **"Unitholder"** means a Participant who has been issued Units under the Plan.

ARTICLE 3 - ADMINISTRATION

3.01 The Plan will be unfunded and shall be administered by the Committee unless the Board determines otherwise. The Committee may make, and may from time to time amend, such rules and provisions for the implementation and administration of the Plan as it shall deem appropriate. Notwithstanding the foregoing, any amendment or suspension of the Plan shall be such that the Plan continuously meets the requirements of paragraph 6801(d) of the Regulations or any successor provisions thereto.

3.02 The interpretation and construction by the Committee of any provisions of the Plan and any rules and resolutions concerning the Plan, unless otherwise determined by the Board, shall be final and conclusive and shall be applicable with respect to and binding upon all Participants.

3.03 The Committee shall establish such terms, conditions and limitations with respect to the issuance of Units as may be necessary or desirable in order to ensure that the Plan achieves its objectives in compliance with all applicable laws. In particular, without limiting the foregoing, the Committee may establish such terms, conditions and limitations in relation to the issuance of Units (i) to any Designated Employee or Director who is not a resident of Canada or (ii) otherwise to any Designated Employee or Director, as it determines to be necessary or advisable having regard to any securities, tax or other laws and regulations or currency considerations which may be applicable to the Corporation or to such Designated Employee or Director in connection with the issuance of Units.

3.04 The Committee may appoint the Chief Executive Officer and/or any other Designated Employee or any other qualified third party service provider to act on its behalf and in accordance with the determinations of the Committee to administer the Plan and implement the decisions of the Committee and the Board, and the Committee may delegate its authority under the Plan for such purpose.

3.05 The Corporation shall pay all costs of administering the Plan.

3.06 The maximum number of Shares reserved for issuance under the Plan is 10% of the Corporation's issued and outstanding Shares at any given time, less any Shares issued and outstanding under ~~the Option Plan so~~any other Incentive Plans, any increase in the issued and outstanding Shares will result in an increase in the available number of Shares issuable under the Plan, and any Redemptions of Units for Shares will make new awards of Units available under the Plan effectively resulting in a re-loading of the number of Shares reserved for issuance under the Plan, provided that the combined number of Shares reserved for issuance under the Plan and ~~Option Plan do~~all other Incentive Plans does not exceed 10% of the ~~Company~~Corporation's issued and outstanding Shares at any given time. In addition:

(a) the maximum number of Shares reserved for issuance pursuant to Units granted to Insiders (as such term is defined in the *Securities Act* (Ontario)) at any time may not exceed 10% of the Corporation's issued and outstanding Shares at any given time;

(b) the maximum number of Shares which may be issued to Insiders, within a one-year period, may not exceed 10% of the Corporation's issued and outstanding Shares at any given time;

(c) the maximum number of Shares which may be issued to any one Insider and the Associates (as such term is defined in the *Securities Act* (Ontario)) of such Insider, within a one-year period, may not exceed 5% of the number of the Corporation's issued and outstanding Shares at any given time;

(d) the maximum number of Shares issuable to Insiders, at any time, under all security based compensation arrangements (as such term is defined in the Toronto Stock Exchange Company Manual), cannot exceed 10% of the Corporation's issued and outstanding Shares at any given time; and

(e) the number of Shares issued to Insiders, within any one year period, under all security based compensation arrangements (as such term is defined in the Toronto Stock Exchange Company Manual), cannot exceed 10% of the Corporation's issued and outstanding Shares at any given time.

ARTICLE 4 - ELIGIBILITY

4.01 Subject to the provisions of the Plan and any relevant resolutions of the Board, the Committee shall, in its sole discretion, determine or designate a method to determine, which Designated Employees and Directors, if any, shall be eligible in any particular fiscal year to participate in the Plan and the terms and conditions of Unit awards. The ~~judgement~~judgment of the Committee in the designation of Designated Employees eligible to participate in the Plan shall be final and conclusive.

4.02 Subject to a determination by the Committee not to allow the issuance of Units in any particular fiscal year, all Directors shall be eligible to participate in the Plan.

4.03 Subject to Sections 4.01 and 4.02, Directors and Designated Employees may, on an annual basis, elect to participate in the Plan and receive in Units, as applicable, Director's Fees earned, or a portion thereof, or annual bonus payments payable, or a portion thereof, in respect of a fiscal year by giving written notice to the Committee:

(a) in the case of a Director who is not newly appointed, within the last 90 day period of the fiscal year preceding the fiscal year in which such amounts are earned, specifying an amount (expressed as a percentage) of such individual's Director's Fees to be earned in the fiscal year following the fiscal year in which the election is made;

(b) in the case of a newly appointed Director, within 30 days of the individual's appointment as a Director, specifying an amount (expressed as a percentage), of the Director's Fees to be earned in the fiscal year of election after the date on which such election is made; and

(c) in the case of a Designated Employee, within the last 90 day period of the fiscal year preceding the fiscal year in which such amounts are payable, specifying an amount (expressed as a percentage) of such individual's annual bonus payments payable in the fiscal year following the fiscal year in which the election is made.

Notwithstanding the foregoing, for the fiscal year ending October 31, 2005, Directors and Designated Employees shall give the stipulated notice within 30 days of the Effective Date.

4.04 The Committee may, from time to time, determine what proportion of Director's Fees or annual bonuses are payable to Designated Employees, subject to the elections made by a Participant under Section 4.03.

ARTICLE 5 - ISSUANCE OF UNITS

5.01 The issuance of Units shall be evidenced by a written agreement between the Corporation and the Participant (the **"Agreement"**). The Agreement shall be confirmed in writing by the Corporation to the Participant within the period of 10 Business Days following the Award Date.

ARTICLE 6 - ACCOUNTS

6.01 The Committee shall direct management of the Corporation to establish an Account for each Participant. All Units shall be credited to an Account as of the Award Date. The amount determined pursuant to the election referred to in Section 4.03 (the **"Deferred Amount**") shall be expressed in Canadian dollars, and in each case, the number of Units (including fractional Units) to be credited to an Account shall be determined by the Committee by dividing the Deferred Amount by either (i) the average closing trading price of the Shares on the Toronto Stock Exchange on the 10 Business Days immediately preceding the end of the relevant fiscal quarter in the case of Directors and on the 10 Business Days immediately preceding the Award Date in the case of Designated Employees; or (ii) the closing trading price per Share on the Toronto Stock Exchange on the last trading day preceding the end of the relevant fiscal quarter in the case of Directors and on the trading day immediately preceding the Award Date in the case of Designated Employees, on which there was a closing price.

6.02 The Accounts shall vest immediately but remain non-redeemable until such time one of the events described in Articles 8 and 9 occurs.

6.03 On the last day of each fiscal quarter of the Corporation or as soon as possible thereafter, the Corporation shall determine whether any dividend has been paid on Shares during such fiscal quarter and, if so, the rate thereof per Share (expressed as a percentage based on the closing Share price on the Toronto Stock Exchange on the record date) (the **"Dividend Rate"**). Within 10 Business Days of the applicable fiscal quarter end, the Corporation shall credit each Account with an additional number of Units equal to the

number of Units in the respective Accounts on the record date for such dividend multiplied by the Dividend Rate.

ARTICLE 7 - NON-ASSIGNABILITY / NON-TRANSFERABILITY

7.01 Subject to Section 7.02, each Unit is non-assignable and non-transferable and, except in the case of the Unitholder's death or the appointment of a duly authorized legal representative for a Unitholder who becomes incapable, shall be redeemable only by the Unitholder.

7.02 The Units and any rights thereunder shall not be transferable otherwise than by the laws of succession on the death of the Unitholder, and shall not be subject to attachment, execution or other similar process except to the extent permitted by applicable law.

7.03 Subject to Section 7.02, upon the death of the Unitholder, rights in respect of the Units that are transferred to the Unitholder's duly authorized legal representative or designated beneficiary shall only be exercised by said duly authorized legal representative or designated beneficiary without further powers of transference or possible future encumbrance.

ARTICLE 8 - REDEMPTION EVENTS

8.01 Units shall not be redeemable except upon the occurrence of any one of the following events:

(a) the death of the Unitholder;

(b) the Retirement of the Unitholder; or

(c) the Termination of the Unitholder;

((a), (b) and (c) each, a "**Redemption Event**").

ARTICLE 9 - REDEMPTION

9.01 Upon the occurrence of a Redemption Event, all Units in the Unitholder's Account shall be redeemable for their Cash Equivalent or Shares in accordance with this Section.

9.02 Units that have become redeemable may be redeemed by written notice signed by the Unitholder or its duly authorized legal representative in a form reasonably required by the Committee (the "**Notice**"), and delivered to the Corporation:

(i) in the case of death or Retirement of a Unitholder, not later than 10 Business Days prior to the end of the one year period following the date of death or Retirement, or December 10 of the calendar year following the year in which the date of death or Retirement occurs; or

(ii) ~~(ii)~~ in the case of Termination, to the Corporation not later than 10 Business Days prior to the end of the 90 day period following the date of the Termination;

((i) and (ii) each, a "**Redemption Period**").

9.03 In the Notice, the Unitholder or the Unitholder's duly authorized legal representative, as the case may be, may elect to redeem the Units for their Cash Equivalent (determined in accordance with Section 9.07(a)) or Shares (determined in accordance with Section ~~9.08~~9.07(b)), or a combination thereof, however, such election will be subject to the approval of the Committee. In all cases, the Committee shall have the final authority to determine whether the Units will be redeemed for their Cash Equivalent, Shares or a combination thereof.

9.04 At the end of a Redemption Period, all unredeemed Units in the Unitholder's Account will be redeemed for their Cash Equivalent, Shares or a combination thereof, at the sole discretion of the Committee.

9.05 The redemption shall be effective at the end of a Redemption Period or 10 Business Days after receipt of the Notice.

9.06 The Corporation shall redeem the Units by delivery of:

(i) in the case of redemption for their Cash Equivalent, a cheque to the Unitholder or the Unitholder's duly authorized legal representative or designated beneficiary, as the case may be; and

(ii) in the case of redemption for Shares, a share certificate to the Unitholder or the Unitholder's duly authorized legal representative or designated beneficiary, as the case may be.

9.07 **Determination of Amounts.**

(a) ~~(d)~~ **Cash Equivalent of Units**. For purposes of determining the Cash Equivalent of Units, such calculation will be made ~~either~~: (i) on the last day of the Redemption Period~~;~~ or (ii) on the date of the Notice, as the case may be, based on, at the sole discretion of the Committee, either (A) the average closing trading price of the Shares on the Toronto Stock Exchange on the 10 Business Days immediately preceding the ~~automatic redemption date at the end of the~~ Redemption ~~Period or the redemption by Notice~~Date or (B) the closing trading price per Share on the Toronto Stock Exchange on the last trading day preceding the ~~automatic redemption date at the end of the~~ Redemption ~~Period or the redemption by Notice~~Date on which there was a closing price.

(b) ~~(e)~~ **Shares**. At its option, the Corporation may elect to issue Shares from treasury or acquire Shares on the open market.

(a) **Issuance of Shares from Treasury**. For the purposes of determining the number of Shares from treasury to be delivered to a Unitholder upon redemption for Shares, such calculation will be made either: (~~A~~i) on the last day of the Redemption Period~~;~~ or (~~B~~ii) on the date of the Notice, as the case may be, based on, at the sole discretion of the Committee, either (x) the average closing trading price of the Shares on the Toronto Stock Exchange on the 10 Business Days immediately preceding the ~~automatic redemption date at the end of the~~ Redemption ~~Period or the redemption by Notice~~Date or (y) the closing trading price per Share on the Toronto Stock Exchange on the last trading day preceding the ~~automatic redemption date at the end of the~~ Redemption ~~Period or the redemption by Notice~~Date on which there was a closing price. If the Corporation issues Shares from treasury, such shares will be issued in consideration for the past services of the Unitholder to the Corporation and the entitlement of the Unitholder under this Plan shall be satisfied in full by such issuance of Shares. The Corporation will also make a cash payment, less any Applicable Withholding Taxes, to the Unitholder with respect to the value of fractional Units standing to the Unitholder's credit after the maximum number of whole Shares has been issued by the Corporation as described above.

(b) **Acquisition of Shares on Open Market**. If the Corporation acquires Shares on the open market, such shares will be acquired through an independent broker designated by the Committee (the "**Designated Broker**"). The Corporation will, in such circumstances, calculate the number of whole Shares to be purchased by the Designated Broker on the open market on behalf and for the benefit of the Unitholder. The number of Shares will be determined by dividing (A) the Deferred Amount payable less any Applicable ~~Withholdings~~Withholding Taxes, by (B) the Cash Equivalent of a Share as determined on the actual Redemption Date. On the Redemption Date, or if the Redemption Date is not a trading date for shares on the Toronto Stock Exchange, on the next such trading date, the Corporation shall advise the Designated Broker of the specified number of whole Shares to be purchased on behalf of the Unitholder. The Designated Broker will purchase the specified number of Shares as soon as practicable after being notified by the Corporation. On or before the date of settlement with respect to the purchase of the Shares by the Designated Broker, the Corporation, acting as agent for the Unitholder, will pay the purchase price of the specified number of Shares to the Designated Broker, together with any reasonable brokerage fees or commissions related thereto. The Corporation will also make a cash payment, less any Applicable ~~Withholdings~~Withholding Taxes, to the Unitholder with respect to the value of fractional Units still standing to the Unitholder's credit after the maximum number of whole Shares has been purchased as described above.

9.08 For the avoidance of doubt, in no event may the redemption of a Unitholders' Units be made later than the last day of the calendar year immediately following the calendar year in which the Redemption Event occurs.

ARTICLE 10 - ADJUSTMENTS

10.01 Subject to any relevant resolutions of the Board, reasonable and appropriate adjustments may be made by the Committee to preserve the intended benefits of the Plan for Participants with respect to Units issued or to be issued in order to adjust for the effect of subdivision or consolidation of the Shares, payment of dividends in stock (other than dividends in the ordinary course), reclassification or conversion of the Shares, recapitalization, reorganization, change of control or any other event which, in the judgment of the Committee, necessitates action by way of adjustment to the terms of Units issued or to be issued.

10.02 Subject to any relevant resolutions of the Board, the judgment of the Committee with respect to any such adjustments shall be conclusive and binding upon each Unitholder.

10.03 No amount will be paid to, or in respect of, a Participant under the Plan to compensate for a downward fluctuation in the price of the Shares nor will any other form of benefit be conferred upon, or in respect of, a Participant for such purpose.

ARTICLE 11 - TAX MATTERS

11.01 The Corporation may withhold from any payment made under the Plan the amount that the Corporation deems necessary to satisfy its obligation, if any, to withhold federal, provincial, state or local income or other taxes or source deductions (collectively, "**Applicable ~~Witholdings~~Withholding Taxes**") arising in respect of the issuance of Units, their redemption or any payment under the Plan.

ARTICLE 12 - AMENDMENT AND TERMINATION OF PLAN

12.01 The Board ~~may, at any time or from time to time, suspend or terminate the Plan in whole or in part and may amend it in such respects as the Board may deem appropriate, subject to applicable laws, regulations, rules, by-laws or policies of applicable stock exchanges and other regulatory authorities;~~shall have the right, in its sole discretion, to suspend or terminate this Plan or any portion thereof at any time, in accordance with applicable legislation, without obtaining the approval of shareholders, provided, however, that (i) no ~~amendment,~~ suspension or termination of the Plan shall impair any of the rights or obligations under any Unit previously granted without the consent of the Unitholder thereof; (ii) notification of ~~the amendment~~any such termination or suspension is sent to Unitholders of outstanding Units previously issued ~~if the amendment is applicable to such Units~~; and (iii) in the event of Plan termination, redemption of any outstanding Units for their Cash Equivalent or Shares at the time of such termination shall be made in accordance with Articles 8 and 9. ~~Further, no amendment shall be made to the Plan if such amendment would cause the acceleration of redemption of any outstanding Units for their Cash Equivalent or Shares at a time earlier than that provided for in Article 9.~~

12.02 The Board shall have the right, in its sole discretion, to amend this Plan or any portion thereof at any time, in accordance with applicable legislation, without obtaining the approval of shareholders; provided that: any amendment to any provision of the Plan will be subject to any required regulatory approval and the provisions of applicable law, if any, that require the approval of shareholders. Notwithstanding the foregoing, the Corporation will be required to obtain the approval of the shareholders of the Corporation for any of the following amendments:

(i) amendments to the Plan which would increase the number of Shares issuable under the Plan, otherwise than in accordance with Article 10 of the Plan;

(ii) amendments to Section 3.06 of the Plan which would increase the number of Shares issuable to Insiders or issued to Insiders within any one year period, under the Plan, otherwise than in accordance with Article 10 of the Plan;

(iii) amendments to the formula used to calculate the number of Units credited to an Account as of the Award Date set out in Section 6.1 with the intention of increasing the number of Units issuable to a Participant; and

(iv) amendments to the formula used to calculate the number of Shares from treasury to be delivered to a Unitholder upon redemption for Shares set out in Section 9.07(b)(i) with the intention of increasing the entitlement of a Unitholder thereunder.

12.03 The Board shall not alter or impair any rights or increase any obligations with respect to a Unit previously issued under the Plan without the consent of the holder thereof.

12.04 Further, no amendment shall be made to the Plan if such amendment would cause the acceleration of redemption of any outstanding Units for their Cash Equivalent or Shares at a time earlier than that provided for in Article 9.

ARTICLE 13 - RIGHTS NOT CONFERRED

13.01 No Unitholder shall have any rights as a shareholder in respect of any Unit issued to it under the Plan.

13.02 The Plan and any Units granted hereunder shall not be construed to confer any right to employment. The right of the Corporation to terminate at will (whether by dismissal, discharge or otherwise) any Unitholder's employment at any time is specifically reserved.

ARTICLE 14 - APPROVALS/EFFECTIVE DATE

14.01 The Plan (or any amendment thereto) shall become effective on the date (the "**Effective Date**") when it (or any amendment thereto) has been adopted by the Board.

ARTICLE 15 - GENERAL

15.01 No election may be made pursuant to Section 4.03, no issuance of Units will be made pursuant to Section 5.01 and no notice of redemption may be given by a Unitholder pursuant to Article 9 when such Unitholder is in possession of material, undisclosed and confidential information which would limit or restrict such person's right to trade in securities of the Corporation pursuant to the *Securities Act* (~~Alberta~~Ontario) as amended in any other similar provision of applicable law. Subject to Section 9.06, the Committee may extend or change applicable election or Award Dates or time periods in its discretion to ensure compliance as it may reasonably determine.

15.02 The Plan and each Agreement shall be construed in accordance with the laws applicable in the Province of ~~Alberta~~Ontario and the parties shall agree that they shall attom to the jurisdiction of the courts of the Province of ~~Alberta~~Ontario with respect to any and all actions brought in relation thereto.

15.03 The Corporation and the Participants confirm their desire that this document along with all other documents including all notices relating hereto, be written in the English language. La Compagnie et les membres confirment leur volonté que ce document de même que tous les documents, y compris tout avis, s'y rattachant soient rédigés en anglais.

EXHIBIT "C"
Statement of Corporate Governance Practices

1. Board of Directors	
(a) Disclose the identity of directors who are independent	Dr. Michel Tewfik Fattouche, John Kendall Gillberry, William Keith Jenkins and Dr. Robert Adolph Schulz are independent directors
(b) Disclose the identity of directors who are not independent, and describe the basis for that determination	James Skippen is not independent because he is the President & Chief Executive Officer of the Corporation. Dr. Hatim Zaghoul is not independent because he was the Executive Chairman of the Corporation in 2005 and currently has a material contract with the Corporation
(c) Disclose whether or not a majority of directors are independent. If a majority of the directors are not independent, describe what the board does to facilitate its exercise of independent judgment in carrying out its responsibilities.	The Board is currently comprised of six members, four of whom are independent directors.
(d) Identify any director who is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction and identify that issuer.	Except as noted below, none of the members of the Board are directors of any other reporting issuer (or the equivalent): James Skippen is a director of Icron Technologies Corporation and Solutrea Corporation.
(e) Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer's most recently completed financial year. If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors.	The independent directors hold discussions without the attendance of management usually during or after the regularly scheduled quarterly Board meetings. The Audit Committee also has discussions with the auditors without management present. The independent directors have unfettered access to information regarding the Corporation's activities, and have the ability to engage outside advisors and the power to meet independently of Management.
(f) Disclose whether or not the chair of the board is an independent director. If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors.	Under Multilateral Instrument 52-110, the Chairman is not an independent member of the Board because he has a material contract with the Corporation and because he was previously an Executive Chairman of the Corporation. However, the Board notes that Dr. Zaghoul ceased acting as Executive Chairman in February 2005 and that the Corporation and its management team has changed completely since that date. In light of this and the Chairman's personal financial position, the Board has determined that neither his past position nor his consulting contract with the Corporation could reasonably be expected to interfere with the Chairman's exercise of independent judgment. Moreover, given the background of the current Chairman as a co-founder of the Corporation and the role of the chair in setting the Board agenda and ensuring that adequate and proper information is made available to the Board, a crucial element for

	effective corporate governance, in the Board's view the role of chair is best filled by the Chairman who has intimate knowledge of the Corporation.
(g) Disclose the attendance record of each director for all board meetings held since the beginning of the issuer's most recently completed financial year.	Please refer to the disclosure of the attendance record for all Board members contained in the Circular.
2. Board Mandate	
Disclose the text of the board's written mandate.	The text of the Board's written mandate (the "Mandate") is set out in Exhibit "E" to this Circular.
3. Position Descriptions	
(a) Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee. If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position.	The Board has developed a position description for the Board Chairman. Position descriptions for the chairs of each Committee are contained in the mandates for each Committee. The position description for individual Directors is contained in the Mandate.
(b) Disclose whether or not the board and CEO have developed a written position description for the CEO.	The Board has developed a position description for the Chief Executive Officer.
4. Orientation and Continuing Education	
(a) Briefly describe what measures the board takes to orient new directors regarding (i) the role of the board, its committees and its directors, and (ii) the nature and operation of the issuer's business	The Board does not have a formal process of orienting new members of the Board, however, an informal orientation occurs at the first Board meeting following the election of new directors. The Governance Committee has the responsibility of monitoring the existing process in order to determine if a more formal orientation process is warranted.
(b) Briefly describe what measures, if any, the board takes to provide continuing education for its directors. If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors	The Board has not developed a formal continuing education program. The Corporation's Corporate Secretary provides regular updates to the Board on new developments in corporate governance. Information on seminars and conferences are also passed along to directors but attendance at such events is not mandatory. Cost of attendance to seminars and conferences are paid by the Corporation.
5. Ethical Business Conduct	
(a) Disclose whether or not the board has adopted a written code for the directors, officers and employees. If the board has adopted a written code: (i) disclose how a person or company may obtain a copy of the code; (ii) describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its	The Board has adopted a written Code of Business Conduct and Ethics (the "Code") set out in Exhibit F to this Circular. In particular: (i) The Code will be made available on the Corporation's website and explains the mechanisms in place to report departures from the Code. (ii) The Code provides for a reporting mechanism to the Board.

code; and (iii) provide a cross-reference to any material change report filed since the beginning of the issuer's most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.	(iii) There has been no material change report filed that pertains to any conduct of a director or an executive officer that constitutes a departure from the Code
(b) Describe any steps the board takes to ensure directors exercise independent judgement in considering transactions and agreements in respect of which a director or executive officer has a material interest.	The Code requires that Directors be free of conflicting interests when they represent the Corporation in business dealings or are making recommendations which could influence the Corporation's subsequent actions. Directors and Officers must also bring any potential or actual conflict of interest situation to the attention of the Chairman of the Board for discussion, review and written approval if required. The General Counsel & Corporate Secretary also receives copies of any such approvals.
(c) Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.	The Board believes the Code; the Corporate Disclosure and Confidentiality Policy; the Trading Securities Policy; and the Whistleblower Protection Policy on Financial Matters are collectively sufficient to encourage and promote a culture of ethical business conduct within the Corporation.
6. Nomination of Directors	
(a) Describe the process by which the board identifies new candidates for board nomination. (b) Disclose whether or not the board has a nominating committee composed entirely of independent directors. If the board does not have a nominating committee composed entirely of independent directors, describe what steps the board takes to encourage an objective nomination process. (c) If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.	The Board's Governance and Nominating Committee, in consultation with the Chairman of the Board and the CEO, is responsible for identifying qualified director candidates, pursuant to the Governance and Nominating Committee Charter, attached as Exhibit "G" to this Circular. The Board's Governance Committee is composed of two independent directors.
7. Compensation	
(a) Describe the process by which the board determines the compensation for the issuer's directors and officers	The recommendations of the Compensation Committee are referred to the Board for approval. The compensation payable to each of Messrs. Skippen, Bower, Middleton and Yee is governed by the written employment agreements referred to in the Circular. It is the policy of the Corporation that its employees receive compensation based on the market value of the type of job they perform, internal pay equity and their level of individual performance. The pay for performance philosophy adopted by the Board is specifically emphasized in the executive compensation program, in order to maintain the position of the Corporation in a highly competitive business environment. Base salaries are competitive in the industry and are determined

	on the basis of outside market data as well as individual performance and experience level. The Chief Executive Officer's base salary has been determined based on general knowledge of salaries paid to chief executive officers of publicly traded companies and the relative experience and expertise of the Chief Executive Officer. The annual bonus paid to each of the Chief Executive Officer and the Chief Financial Officer is based on the overall financial performance of the Corporation. No specific weight is assigned to individual measures of financial performance. Annual bonuses are also paid to the senior managers of the Corporation based on individual performance. During fiscal 2006, the annual base salary for the Chief Executive Officer and the annual bonuses for the top four executive officers were submitted to the Compensation Committee and to the Board for their review and approval. For the fiscal 2007 period, the Corporation expects that any changes to the base salary of the Chief Executive Officer and annual bonuses for the top four executive officers will continue to be submitted to the Compensation Committee and to the Board for review and approval. The overall compensation program of the Corporation is intended to attract and retain competent, committed individuals, who will ensure the long-term success of the Corporation. The compensation for all remaining executives is determined by the Chief Executive Officer. Directors' compensation is determined by the Chairman of the Board following discussions with the Board members. Stock options grants to employees and directors must be approved by the Board.
(b) Disclose whether or not the board has a compensation committee composed entirely of independent directors.	The Compensation Committee is currently composed of Dr. Michel Tewfik Fattouche, John Kendall Gillberry and Dr. Robert Adolph Schultz, each of whom is an independent director.
(c) If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.	The mandate of the Compensation Committee is attached at Exhibit "H" to this Circular.
(d) If a compensation consultant or advisor has, at any time since the beginning of the issuer's most recently completed financial year, been retained to assist in determining compensation for any of the issuer's directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained. If the consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly describe the nature of the work.	During fiscal 2006, the Board did not retain any compensation consultant.

8. Other Board Committees	
If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.	The Board has a Technical Advisory Committee, which upon request, consults with senior management and the Board on technology and acquisition matters. The Technical Advisory Committee has not adopted a mandate at this time.
9. Assessments	
Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees, and its individual directors are performing effectively.	The Chair has the ongoing responsibility of assessing the effectiveness of the Board as a whole, the committees of the Board and the contribution of individual directors. Evaluation criteria include such factors as the attendance record of individual Board members and the effectiveness of their participation at Board meetings. Annually, the Chair, in consultation with the Governance and Nominating Committee, prepares and approves the list of nominees to be presented at the Annual General Meetings of shareholders.

EXHIBIT "D"
Dissent Matters Under the *Business Corporations Act* (Alberta)

SUMMARY OF PROCEDURE TO EXERCISE DISSENT RIGHT
Under Section 191 of the *Business Corporations Act* (Alberta)

The procedure to be followed by a shareholder who intends to dissent from approval of the special resolution is set out in Section 191 of the *Business Corporations Act* (Alberta) (the "ABCA"). A dissenting shareholder can require the Corporation to pay them the fair value of their shares, determined as of the close of business on the last business day before the day on which the special resolution is adopted. The following description of the rights of shareholders to dissent is not a comprehensive statement of the procedures and is qualified in its entirety by reference to the full text of Section 191 of the ABCA.

The following is only a summary of the dissenting shareholder provisions of the ABCA, which are technical and complex. Persons who are beneficial owners of the shares registered in the name of a broker, custodian, nominee, other intermediary, or in some other name, who wish to dissent should be aware that only the registered owner of such shares is entitled to dissent. Shareholders wishing to exercise rights of dissent should seek their own legal advice since they may be prejudiced by failure to strictly comply with the applicable provisions of the ABCA.

A dissenting shareholder may only claim under Section 191 with respect to all the shares of a class held by the shareholder or on behalf of any one beneficial owner and registered in the dissenting shareholder's name. In many cases, however, shares are beneficially owned by a shareholder (a "Non-registered Holder") and are registered either:

(a) in the name of an intermediary that the Non-registered Holder deals with in respect of the shares, such as, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans; or

(b) in the name of The Canadian Depository for Securities Limited ("CDS") of which the Intermediary is a participant.

Accordingly, a Non-Registered Holder will not be entitled to exercise the right of dissent under Section 191 directly (unless the shares are re-registered in the Non-Registered Holder's name). A Non-Registered Holder who wishes to exercise the right of dissent should immediately contact the intermediary who the Non-Registered Holder deals with in respect of the shares and either:

(a) instruct the intermediary to exercise the right of dissent on the Non-Registered Holder's behalf; or

(b) instruct the intermediary to re-register the shares in the name of the Non-Registered Holder, in which case the Non-Registered Holder would have to exercise the right of dissent directly.

A registered shareholder who wishes to invoke the provisions of Section 191 of the ABCA must send the Corporation a written objection to the special resolution (the "Notice of Dissent"). The Notice of Dissent must be sent at or before the meeting of shareholders at which the special resolution is to be voted on. The sending of a Notice of Dissent does not deprive a registered shareholder of the right to vote on the special resolution at the meeting but a vote either in person or by proxy against the special resolution does not constitute a Notice of Dissent. A vote in favour of the special resolution will deprive the registered shareholder of further rights under Section 191 of the ABCA.

Once the special resolution is adopted by the shareholders, either the Corporation or the dissenting shareholder may make an application to the Court, by way of originating notice, to fix the fair value of the shares. A dissenting shareholder who makes an application is not required to give security for costs for such an application and will not be required to pay the costs of the application or appraisal.

Unless the Court otherwise orders, once an application is made, the Corporation must send a written offer to pay the dissenting shareholder an amount considered by the directors to be the fair value of the shares (the "Offer to Pay"), accompanied by a statement showing how the fair value was determined. The Offer to Pay must be sent to every dissenting shareholder (i) at least ten (10) days before the application is to be heard, if the Corporation is the applicant; or (ii) within ten (10) days after the Corporation is served with a copy of the originating notice, if a dissenting shareholder is the applicant. Every Offer to Pay made to dissenting shareholders for shares of the same class must be made on the same terms.

A dissenting shareholder may make an agreement with the Corporation for the purchase of their shares, in the amount of the Corporation's Offer to Pay or otherwise, at any time prior to a Court order fixing the fair value of the shares.

In connection with the application, the Court may give directions for joining all dissenting shareholders who have not accepted the Offer to Pay, and for the representation of dissenting shareholders who, in the opinion of the Court, are in need of representation.

A dissenting shareholder will cease to have any rights as a shareholder other than the right to be paid the fair value of their shares once the resolution from which they are dissenting is approved; the Corporation and the dissenting shareholder make an agreement for payment of the shares; or the Court makes an order fixing the value of the shares, unless:

(a) the dissenting shareholder withdraws the shareholder's Demand for Payment before the Corporation makes an offer to the Dissenting Shareholder or a court order fixes the fair value of the shares and the time period for payment by the Corporation; or

(b) the directors of the Corporation revoke the special resolution.

The final order of the Court will fix the fair value of the shares of all dissenting shareholders who are parties to the application, give judgement in that amount against the Corporation and in favour of each of those dissenting shareholders, and fix the time within which the Corporation must pay that amount to each of those dissenting shareholders. The Court may, in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder, from the date the shareholder ceased to have any rights by reason of their dissent, until the date of payment.

TEXT OF SECTION 191 OF THE *BUSINESS CORPORATIONS ACT* (ALBERTA)

Shareholder's right to dissent

191(1) Subject to sections 192 and 242, a holder of shares of any class of a corporation may dissent if the corporation resolves to

(a) amend its articles under section 173 or 174 to add, change or remove any provisions restricting or constraining the issue or transfer of shares of that class,

(b) amend its articles under section 173 to add, change or remove any restrictions on the business or businesses that the corporation may carry on,

(b.1) amend its articles under section 173 to add or remove an express statement establishing the unlimited liability of shareholders as set out in section 15.2(1),

(c) amalgamate with another corporation, otherwise than under section 184 or 187,

(d) be continued under the laws of another jurisdiction under section 189, or

(e) sell, lease or exchange all or substantially all its property under section 190.

(2) A holder of shares of any class or series of shares entitled to vote under section 176, other than section 176(1)(a), may dissent if the corporation resolves to amend its articles in a manner described in that section.

(3) In addition to any other right the shareholder may have, but subject to subsection (20), a shareholder entitled to dissent under this section and who complies with this section is entitled to be paid by the corporation the fair value of the shares held by the shareholder in respect of which the shareholder dissents, determined as of the close of business on the last business day before the day on which the resolution from which the shareholder dissents was adopted.

(4) A dissenting shareholder may only claim under this section with respect to all the shares of a class held by the shareholder or on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

(5) A dissenting shareholder shall send to the corporation a written objection to a resolution referred to in subsection (1) or (2)

(a) at or before any meeting of shareholders at which the resolution is to be voted on, or

(b) if the corporation did not send notice to the shareholder of the purpose of the meeting or of the shareholder's right to dissent, within a reasonable time after the shareholder learns that the resolution was adopted and of the shareholder's right to dissent.

(6) An application may be made to the Court by originating notice after the adoption of a resolution referred to in subsection (1) or (2),

(a) by the corporation, or

(b) by a shareholder if the shareholder has sent an objection to the corporation under subsection (5),

to fix the fair value in accordance with subsection (3) of the shares of a shareholder who dissents under this section, or to fix the time at which a shareholder of an unlimited liability corporation who dissents under this section ceases to become liable for any new liability, act or default of the unlimited liability corporation.

(7) If an application is made under subsection (6), the corporation shall, unless the Court otherwise orders, send to each dissenting shareholder a written offer to pay the shareholder an amount considered by the directors to be the fair value of the shares.

(8) Unless the Court otherwise orders, an offer referred to in subsection (7) shall be sent to each dissenting shareholder

(a) at least 10 days before the date on which the application is returnable, if the corporation is the applicant, or

(b) within 10 days after the corporation is served with a copy of the originating notice, if a shareholder is the applicant.

(9) Every offer made under subsection (7) shall

(a) be made on the same terms, and

(b) contain or be accompanied with a statement showing how the fair value was determined.

(10) A dissenting shareholder may make an agreement with the corporation for the purchase of the shareholder's shares by the corporation, in the amount of the corporation's offer under subsection (7) or otherwise, at any time before the Court pronounces an order fixing the fair value of the shares.

(11) A dissenting shareholder

(a) is not required to give security for costs in respect of an application under subsection (6), and

(b) except in special circumstances must not be required to pay the costs of the application or appraisal.

(12) In connection with an application under subsection (6), the Court may give directions for

(a) joining as parties all dissenting shareholders whose shares have not been purchased by the corporation and for the representation of dissenting shareholders who, in the opinion of the Court, are in need of representation,

(b) the trial of issues and interlocutory matters, including pleadings and examinations for discovery,

(c) the payment to the shareholder of all or part of the sum offered by the corporation for the shares,

(d) the deposit of the share certificates with the Court or with the corporation or its transfer agent,

(e) the appointment and payment of independent appraisers, and the procedures to be followed by them,

(f) the service of documents, and

(g) the burden of proof on the parties.

(13) On an application under subsection (6), the Court shall make an order

(a) fixing the fair value of the shares in accordance with subsection (3) of all dissenting shareholders who are parties to the application,

(b) giving judgment in that amount against the corporation and in favour of each of those dissenting shareholders,

(c) fixing the time within which the corporation must pay that amount to a shareholder, and

(d) fixing the time at which a dissenting shareholder of an unlimited liability corporation ceases to become liable for any new liability, act or default of the unlimited liability corporation.

(14) On

(a) the action approved by the resolution from which the shareholder dissents becoming effective,

(b) the making of an agreement under subsection (10) between the corporation and the dissenting shareholder as to the payment to be made by the corporation for the shareholder's shares, whether by the acceptance of the corporation's offer under subsection (7) or otherwise, or

(c) the pronouncement of an order under subsection (13),

whichever first occurs, the shareholder ceases to have any rights as a shareholder other than the right to be paid the fair value of the shareholder's shares in the amount agreed to between the corporation and the shareholder or in the amount of the judgment, as the case may be.

(15) Subsection (14)(a) does not apply to a shareholder referred to in subsection (5)(b).

(16) Until one of the events mentioned in subsection (14) occurs,

(a) the shareholder may withdraw the shareholder's dissent, or

(b) the corporation may rescind the resolution,

and in either event proceedings under this section shall be discontinued.

(17) The Court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder, from the date on which the shareholder ceases to have any rights as a shareholder by reason of subsection (14) until the date of payment.

(18) If subsection (20) applies, the corporation shall, within 10 days after

(a) the pronouncement of an order under subsection (13), or

(b) the making of an agreement between the shareholder and the corporation as to the payment to be made for the shareholder's shares,

notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

(19) Notwithstanding that a judgment has been given in favour of a dissenting shareholder under subsection (13)(b), if subsection (20) applies, the dissenting shareholder, by written notice delivered to the corporation within 30 days after receiving the notice under subsection (18), may withdraw the shareholder's notice of objection, in which case the corporation is deemed to consent to the withdrawal and the shareholder is reinstated to the shareholder's full rights as a shareholder, failing which the shareholder retains a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

(20) A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that

(a) the corporation is or would after the payment be unable to pay its liabilities as they become due, or

(b) the realizable value of the corporation's assets would by reason of the payment be less than the aggregate of its liabilities.

EXHIBIT "E"
Mandate of the Board of Directors of Wi-LAN Inc.

****

WI-LAN INC.

BOARD OF DIRECTORS

MANDATE

Appointment and Composition

Directors of Wi-LAN Inc. ("**Wi-LAN**") are elected annually by shareholders and, together with those appointed to fill vacancies or appointed as additional directors throughout the year, collectively constitute the Wi-LAN Board of Directors (the "**Board**"). The Board will subsequently elect a Chairman of the Board (the "**Chairman**") who is not an executive officer of Wi-LAN. The composition of the Board, including the qualification of its members, shall comply with the applicable requirements of the *Business Corporations Act* (Alberta), the Toronto Stock Exchange and applicable securities regulatory authorities, as adopted or in force or amended from time to time. In this regard, at least 25% of the directors must be "resident Canadian" as defined by the *Business Corporations Act* (Alberta) and at least a majority of members of the Board should qualify as "independent" directors in accordance with the rules of applicable securities regulators (collectively, the "**Independence Rules**" and references herein to "independent" shall have the meaning given in the applicable Independence Rules).

Accountability and Mandate

The Board has the statutory power and obligation to supervise the management of Wi-LAN. The Board's relationship with Wi-LAN is guided by a fiduciary principle that requires each director to act honestly and in good faith with a view to the best interests of the Company. In exercising their powers and discharging their duties, every director must exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

The Board's primary role is one of stewardship. The Board oversees the operations of Wi-LAN and supervises its management, which is responsible for the day-to-day conduct of the business. The Board establishes Wi-LAN's policies, monitors its strategic direction and evaluates, on an ongoing basis, whether resources are being managed in a manner consistent with the enhancement of shareholder value, ethical considerations and corporate social responsibility. The Board also discharges its responsibilities through standing committees which currently include the following committees: Audit, Compensation, Governance and Nominating Committees. The charter of each standing committee prescribes its duties and responsibilities and is reviewed periodically by the Board.

In carrying out its responsibilities, the Board focuses on the following specific matters:

(a) ensuring the protection and advancement of shareholder value;

(b) setting Wi-LAN's moral and ethical norms and satisfying itself, to the extent feasible, as to the integrity of the Chief Executive Officer (the "**CEO**") and other executive officers and that the CEO and other executive officers create a culture of integrity throughout Wi-LAN;

(c) monitoring compliance with Code of Business Conduct and Ethics (the "**Code**") and, as appropriate, granting any waivers to the Code;

(d) approving the corporate compensation plan, including compensation for the CEO and for individual directors, with input from the Compensation Committee;

(e) adopting a strategic planning process and approving, on an annual basis, a strategic plan which takes into account the opportunities and risks of the business;

(f) identifying the principal risks of business and ensuring the implementation of appropriate systems to monitor and manage those risks;

(g) succession planning, including appointing, training, monitoring and terminating senior management pursuant to the recommendations of the Compensation Committee;

(h) approving the corporate communications policy and overseeing its effective implementation, with primary emphasis on communication with shareholders;

(i) approving annual and interim financial results, MD&A, management proxy circulars and their publication;

(j) overseeing internal control and management information systems;

(k) setting up measures for receiving feedback from shareholders;

(l) overseeing all matter relating to Wi-LAN's legal, regulatory and financial integrity; and

(m) adopting, pursuant to the recommendation of the Governance and Nominating Committee, a system of corporate governance policies and practices, including an annual review.

Individual Directors

The Board seeks directors from diverse professional and personal backgrounds with both a broad spectrum of experience and expertise and a reputation for business acumen and integrity. Potential new directors are assessed on their individual qualifications as well as skill, age and experience in the context of the needs of the Board. Individual directors are also expected to:

- prepare for each Board and committee meeting and maintain an excellent Board and committee meeting attendance record;
- participate fully and frankly in Board deliberations and discussions and demonstrate a willingness to listen to others' opinions and consider them;
- think, speak and act independently and be willing to raise tough questions in a manner that encourages open discussion;
- focus inquiries on issues related to strategy, policy and results rather than day-to-day issues of corporate management;
- participate on committees and become knowledgeable about the duties, purpose and goals of each committee;

- become knowledgeable about Wi-LAN's business and the industry in which it operates, including the regulatory, legislative, business, social and political environments;
- participate in director orientation and development programs;
- become acquainted with senior managers;
- visit Wi-LAN offices when appropriate; and
- annually review the Board Mandate and any other documents used by the Board in fulfilling its responsibilities.

Measures for Receiving Shareholder Feedback

Wi-LAN has developed a Corporate Disclosure and Confidentiality Policy (the "**Disclosure Policy**") to facilitate consistent disclosure practices aimed at informative, timely and broad dissemination of material information to the market in compliance with applicable securities laws and the rules and policies of the Toronto Stock Exchange. The Disclosure Policy Committee established under the Disclosure Policy is responsible for overseeing and monitoring communications with, and responses to inquiries from, both institutional and individual investors and the financial community consistent with the Policy's objectives.

Wi-LAN's spokespersons as appointed by the Disclosure Policy Committee from time to time are available to shareholders by telephone, fax and e-mail and the Company maintains extensive material of interest to shareholders and investors on the Company's web site at www.wi-lan.com.

General

The Board shall review and assess the adequacy of the mandate of the Board annually.

Nothing in this mandate is intended, or is to be construed, to impose on any member of the Board a standard of care or diligence that is in any way more onerous or extensive than the standard required by law.

EXHIBIT "F"
Code of Business Conduct of Wi-LAN Inc.

****

WI-LAN INC.

CODE OF BUSINESS CONDUCT AND ETHICS

Basic Policy Statement

Wi-LAN Inc. (the "**Company**" or "**Wi-LAN**") conducts its business in strict compliance with both the letter and spirit of all applicable laws and in full adherence with the highest standards of business integrity and ethics. Ethical business conduct as described in this Code of Business Conduct and Ethics (the "**Code**") is part of all our dealings with our colleagues, customers, suppliers, licensors, licensees, investors and the general public. This Code is intended to promote that conduct in conjunction with the Company's Insider Trading Policy, Corporate Disclosure and Confidentiality Policy and Whistleblower Protection Policy on Financial Matters (the "**Policies**").

1. <u>General</u>

The Code applies to the Company's directors, officers (which term shall include executive officers) and employees (which term shall include consultants and contractors working for the Company under services agreements). Directors, officers and employees are responsible for reading, understanding and complying with the Code.

The Code is not meant to be a complete listing of ethics and business conduct covering every eventuality. Consequently, if a director, officer or employee is confronted with a situation where further guidance is required, the matter should be discussed with your supervisor or a member of the Wi-LAN management team. If the matter cannot be resolved, it must be referred to the General Counsel & Corporate Secretary who has overall responsibility to provide guidance and ensure all enquiries and issues are addressed in a timely manner.

Nothing in this Code alters the terms and conditions of an employee's employment or service provider arrangement.

Wi-LAN is committed to conducting its business affairs in compliance with all applicable laws, statutes, rules and regulations and expects directors, officers and employees acting on its behalf to do likewise. In addition, business dealings among directors, officers and employees, and by directors, officers and employees, with shareholders, customers, suppliers, licensors, licensees, community organizations and governmental and regulatory authorities must be based on principles of honesty, integrity and the ethical standards outlined in the Code.

2. <u>Reporting Violations</u>

Directors, officers and employees are expected not only to comply with various laws, statutes, rules, regulations and the Code's ethical standards but are expected to report situations of non-compliance with respect to this Code of which they become aware. Beyond instances of non-compliance, directors, officers and employees may also report concerns relating to ethics and business conduct.

If any director, officer or employee chooses to remain anonymous, every effort will be made to respect this request. No one will be punished for asking about possible breaches of law, regulation or company policy. It is corporate policy not to take any action against a director, officer or employee who reports in good faith regardless of whether or not the report proves to be accurate. Any allegation of a reprisal will be investigated.

Any report can be made to Wi-LAN's Chairman of the Board of Directors, CEO or General Counsel & Corporate Secretary.

3. Disciplinary Matters

A failure to comply with the Code may result in disciplinary actions up to and including termination of employment. Wi-LAN's Board of Directors of (the "**Board**") shall determine, or designate appropriate persons to determine, appropriate actions to be taken in the event of violations of the Code. Such actions shall be reasonably designed to deter wrongdoing and to promote accountability for adherence to the Code. In determining what action is appropriate in a particular case, the Board or such designee shall take into account all relevant information, including the nature and severity of the violation, whether the violation was intentional or inadvertent, the extent of the likely damage to the Company and its shareholders resulting from the violation and whether the individual has committed previous violations of the Code or another policy, if any, of Wi-LAN concerning ethical behaviour.

The Board will provide written notice to an individual involved in the violation stating that the Board or such designee has determined that there has been a violation and indicating the action to be taken by the Board against the individual.

4. Integrity of Records and Compliance with Sound Accounting Practices

Accuracy and reliability in the preparation of all business records is of critical importance to the decision making process and to the proper discharge of financial, legal and reporting obligations. All business records, expense accounts, invoices, bills, payroll and employee records and other reports are to be prepared with care and honesty. False or misleading entries are not permitted in Wi-LAN's books and records. All of Wi-LAN's assets and liabilities are to be recorded in compliance with the Company's accounting and internal control procedures.

5. Maintenance of Assets

All directors, officers and employees have a responsibility to protect Wi-LAN's assets against loss, theft, abuse and unauthorized use or disposal. "Wi-LAN's assets" refers to all property whether tangible, intangible or electronic in form, which includes Wi-LAN's products, inventory, equipment, office supplies, facilities, vehicles, computers and software, intellectual property, including but not limited to: proprietary information, trade secrets and confidential information.

6. Confidentiality

During the normal course of business, directors, officers and employees will have access to business and information records of a confidential nature. In some cases, the information may affect the value of Wi-LAN's shares or those of another company. Such confidential business information is not to be disclosed externally or used as a basis for trading in shares.

The confidential material of any such information could include information developed by other employees or information acquired from outside sources, sometimes under obligations of secrecy. Directors, officers and employees are expected to utilize such information exclusively for business purposes and this information must not be disclosed externally without a confidentiality agreement and/or the prior approval of the General Counsel & Corporate Secretary.

In cases where information or records are obtained under an agreement with a third party, such as license agreements or technology purchases, employees must ensure that the provisions of such agreements are strictly adhered to so that Wi-LAN will not be deemed to be in default. Unauthorized disclosure or use of information or records associated with these agreements could expose the employee involved and/or Wi-LAN to serious consequences.

7. Conflict of Interest

Directors, officers and employees should not engage in conduct which is harmful to the Company or its reputation.

All directors, officers and employees have an obligation to be free of conflicting interests when they represent the Company in business dealings or are making recommendations which could influence the Company's subsequent actions.

In accordance with all applicable privacy legislation, Wi-LAN respects the right of employees to privacy in their personal activities and financial affairs. The prime purpose of this section of the Code is to provide guidance to directors, officers and employees so that they can avoid situations in their personal activities and financial affairs, which are, or may appear to be, in conflict with their responsibility to act in the best interests of Wi-LAN.

Employees are requested to inform management and bring any potential or actual conflict of interest situation to the attention of the General Counsel & Corporate Secretary for discussion, review and written approval, if required. Directors and officers including senior officers are requested to bring any potential or actual conflict of interest situation to the attention of the Chair of the Board for discussion, review and written approval, if required. The Chair will provide a copy of any such approvals to the General Counsel & Corporate Secretary. This helps avoid any misunderstanding between the Company and such director or officer. The General Counsel & Corporate Secretary and/or Chair of the Board will brief the members of the Board on any and all written approvals at the first meeting of the Board following any such approval.

In general terms, a conflict of interest would exist when an obligation, or situation arising from the personal activities or financial affairs of a director, officer or employee, may adversely influence their judgment in the performance of their duties to Wi-LAN. It should be understood that the conflicting interest referred to throughout this section may be direct or indirect. For example, the interest may be that of the director, officer, employee, a family member, a relative, or a business enterprise in which any of these individuals has an interest, financial or otherwise. Conflicts of interest may include:

A. **Financial Interests:** a conflict of interest will likely exist when a director, officer or employee who is able to influence business with Wi-LAN, owns, directly or indirectly, a beneficial interest in an organization which is a competitor of Wi-LAN, or which has current or prospective business as a supplier, licensors, licensees, customer, or contractor with Wi-LAN. A conflict is not likely to exist, however, where the financial interest in question consists of shares, bonds or other securities of a company listed on a securities exchange and where the amount of this interest is less than one percent of the value of the class of security involved.

B. **Outside Work:** a conflict of interest will likely exist when a director, officer or employee, directly or indirectly, acts as a director, officer, employee, consultant, or agent of an organization that is a competitor of Wi-LAN, or which has current or prospective business as a supplier, licensors, licensees, customer or contractor with Wi-LAN. Similarly, a conflict of interest may exist when an employee undertakes to engage in an independent business venture or to perform work or services for another business, civic or charitable institution to the extent that the activity involved prevents such employee from devoting the time and effort to the conduct of Wi-LAN's business, which the employee's position requires.

If a director, officer or employee has an agreement with Wi-LAN with respect to non-competition and/or non-solicitation, such agreement shall govern only to the extent of any conflict between this Code and such agreement.

C. **Gifts or Favours:** a conflict of interest will arise when a director, officer or employee, either directly or indirectly, solicits and/or accepts any gift or favour from an organization which is a competitor of Wi-LAN, or which has current or prospective business with Wi-LAN as a customer, supplier, licensors, licensees or contractor. In such cases, the acceptance or prospect of gifts or favours may tend to limit or give the appearance of limiting the director-, officer- or employee-recipient from acting solely in the best interests of Wi-LAN in dealings with these organizations.

For this purpose, a "gift" or "favour" includes any gratuitous service, loan, discount, money or article of value. It does not include loans from financial institutions on customary terms; articles of nominal value normally used for sales promotion purposes; or ordinary business meals or reasonable entertainment consistent with local social or business customs.

D. **Trading with Wi-LAN:** a conflict of interest may exist when a director, officer or employee is directly or indirectly a party to any business transaction with Wi-LAN.

E. **Misappropriation of Business Opportunities:** a conflict of interest will exist when a director, officer or employee, without the knowledge and consent of Wi-LAN, appropriates for their own use, or that of another person or organization, the benefit of any business venture, opportunity or potential about which the director, officer or employee may have learned or may have developed during the course of his/her association with Wi-LAN.

8. <u>Improper Business Payments</u>

The following are deemed improper business payments and are therefore prohibited:

A. the offering or accepting of bribes, payoffs or kickbacks made directly or indirectly to obtain an advantage in a commercial transaction or to influence any decision; and

B. the offering of gifts, gratuities, entertainment or other similar payments, except to the extent customary and reasonable in amount and not in consideration for any improper action by the recipient.

9. Laws, Statutes and Regulations

Wi-LAN is required to maintain compliance with various laws, statutes, rules and regulations governing activities in the jurisdictions in which Wi-LAN carries on business.

This Code does not seek to provide legal guidance for all laws, statutes, rules and regulations that impact on the Company's activities. There are, however, several items of legislation that warrant specific mention. These are listed below along with some general guidelines for compliance.

A. **Health and Safety Laws:** Wi-LAN is committed to create and maintain healthy and safe workplaces for its people. Employees are expected to comply with all safety laws, regulations and Wi-LAN policies (which may not necessarily be a law or regulation).

B. **Human Rights Legislation:** Wi-LAN does not discriminate on the basis of race, colour, religion, sex, age, ethnic origin or ancestry, sexual orientation, disability, veteran status, marital or family status, political affiliation or any other factors prohibited by federal, state/provincial, or local law. This policy applies to all terms and conditions of employment including but not limited to hiring, placement, promotion, termination, layoff, transfers, leave of absence, compensation and training. In addition, Wi-LAN does not and will not condone any discriminatory conduct of its agents and non-employees who have contact with employees during working hours.

Discrimination will not be tolerated. Any discrimination should be reported to the General Counsel & Corporate Secretary or any member of the Wi-LAN management team.

C. **Competition:** Wi-LAN is committed to the ideals of free and competitive enterprise. To comply with fair competition laws, Wi-LAN is required to make its own decisions on the basis of the best interests of Wi-LAN and must do so independent of agreements and understandings with competitors. Certain statutes and regulations prohibit certain arrangements or agreements with others regarding product prices, terms of sale, division of markets, allocation of customers and any other practice which restrains competition.

D. **Securities Laws:** All directors, officers or employees must only trade in the shares of Wi-LAN in strict compliance with applicable securities laws. They must make themselves aware of matters pertaining to "insider" trading and the use of non-public information.

Any director, officer or employee who possess material, non-public information may not buy or sell Wi-LAN securities while such information remains non-public. These trading prohibitions apply to directors, officers at all levels and employees. The prohibition on such trading is based on such information potentially providing an unfair advantage to such director, officer or employee. You should consider information to be material if there is a reasonable prospect that an investor would consider the information to be important in arriving at a decision to buy, sell or hold Wi-LAN securities. If you have any questions about whether information is material or public, contact the General Counsel & Corporate Secretary. In this regard, you must also be familiar with and act in accordance with the Policies.

10. Amendment, Modification, Waiver and Termination of the Provisions of the Code

Wi-LAN reserves the right to amend, modify, waive or terminate the rules, guidelines and policies associated with this Code at any time for any reason.

Wi-LAN will report any changes to this Code to the extent required by applicable regulatory authorities.

Any waiver of any provision of this Code made to any officer or director may only be made by the Board (or the Governance and Nominating Committee) and any waiver of any provision of this Code made to any employee, officer or director will be disclosed in accordance with the regulations set forth by applicable regulatory authorities.

11. Public Company Reporting and Other Public Communication

As a public company, it is of critical importance that Wi-LAN's filings and submissions to securities regulatory authorities and stock exchanges are timely and accurate. Depending on his or her position with Wi-LAN, a director, officer or employee may be called upon to provide necessary information to assure that Wi-LAN's public reports and documents filed with the securities regulatory authorities and stock exchanges and other public communications by Wi-LAN are full, fair, accurate, timely and understandable. Wi-LAN expects its director, officers and employees to provide prompt, accurate answers to inquiries related to Wi-LAN's public disclosure requirements.

All directors, officers and employees must, and must cause Wi-LAN to comply with the system of disclosure controls and procedures devised, implemented and maintained by Wi-LAN to provide reasonable assurances that information required to be disclosed by Wi-LAN in reports that it files or submits under the rules and regulations of the securities regulatory authorities or stock exchanges is properly authorized, executed, recorded, processed and reported. In this regard, you must also be familiar with and act in accordance with the Company's Disclosure and Confidentiality Policy.

Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by Wi-LAN in the reports filed with the securities regulatory authorities or stock exchanges is accumulated and communicated to Wi-LAN's management, as appropriate, to allow timely decisions regarding required disclosure.

12. Administration of the Code

A. Responsibility for the periodic review and revision of this Code lies with the Governance and Nominating Committee.

B. Questions concerning the Code should be referred to the General Counsel & Corporate Secretary at legal@wi-lan.com

C. Any reports of non-compliance with the Code or concerns relating to ethics and business conduct can be made to Wi-LAN's Chairman of the Board of Directors, CEO or General Counsel & Corporate Secretary.

EXHIBIT "G"
Governance and Nominating Committee Charter of the Board of Directors of Wi-LAN Inc.

****

WI-LAN INC.

GOVERNANCE AND NOMINATING COMMITTEE CHARTER

Establishment and Purpose

The Board of Directors (the "**Board**") of Wi-LAN Inc. ("**Wi-LAN**") has established a Governance and Nominating Committee (the "**Committee**") to identify candidates for director, to recommend to the Board qualified director candidates for election at the next annual meeting of shareholders and to take a leadership role in shaping corporate governance by overseeing and assessing the functioning of the Board and the committees of the Board and developing, implementing and assessing effective corporate governance processes and practices.

Appointment and Removal

The Committee shall consist of not less than two directors (the "**Members**") appointed annually by the Board. Any Member may be removed or replaced at any time by the Board. A Member shall cease to be a Member upon ceasing to be a member of the Board.

A majority of the Members should be both "unrelated" directors and "independent" directors (as such terms are defined under the requirements or guidelines in applicable securities laws and the rules of any stock exchange on which Wi-LAN's securities are listed for trading).

Structure and Reporting

The Committee meets as required, but at least twice annually. A majority of the Committee shall constitute quorum. The CEO is expected to attend. Attendance by the General Counsel and the Chief Financial Officer is desirable.

The Committee shall report to the Board on all proceedings, deliberations, decisions and recommendations of the Committee at the first subsequent meeting of the Board, and at such other times and in such manner as the Board may require or as the Committee may, in its discretion, consider advisable.

Authority

The Committee shall have full access to all Wi-LAN books, records, facilities, and personnel. The Committee may require such Wi-LAN officers, directors and employees as it may see fit from time to time to provide any information about Wi-LAN as it may deem appropriate and to attend and assist at meetings of the Committee. The Committee may adopt policies and procedures for carrying out its responsibilities. The Committee may, in its sole discretion and at Wi-LAN's expense, retain, and agree to compensate, outside advisors to assist with the performance of its duties. The Committee may delegate from time to time to any person, including any individual member of the Committee, or subcommittee, any of the Committee's responsibilities that lawfully may be delegated.

Responsibilities

In furtherance of the Committee's purposes, the Committee shall:

(a) make recommendations to the Board on an ongoing basis concerning corporate governance in general and regarding the Board's stewardship role in the management of Wi-LAN including the roles and responsibilities of directors and the recommendation of appropriate policies and procedures to ensure directors carry out their duties with due diligence and in compliance with all legal requirements;

(b) recommend to the Board a system of corporate governance policies and practices, monitor its implementation and, as appropriate, recommend updates and improvements to it;

(c) monitor outside corporate governance regulations and developments, keep the Board sufficiently informed and recommend actions as appropriate;

(d) co-ordinate an annual corporate governance review by the Board;

(e) ensure that any required corporate governance disclosures are duly reported on, and approve the information to be disclosed;

(f) at least annually formally review and make recommendations on the composition of the Board and its committees, including a review of what competencies and skills the Board, as a whole, should possess and currently possesses and a review of the appropriate size of the Board in order to facilitate effective decision-making;

(g) identify individuals qualified to become new Board and/or committee members, taking into consideration the competencies and skills that each such nominee will bring to the Board or committee and whether or not each new nominee can devote sufficient time and resources to his or her duties as a Board member;

(h) in light of (f) and (g) above, make recommendations of appropriate nominees to the Board and members of its committees;

(i) ensure that a majority of the directors are independent according to applicable rules and regulations;

(j) review the mandates of the Board's committees and any recommendations received from such committees and recommend appropriate changes;

(k) ensure that newly elected directors and committee members receive an effective and comprehensive orientation and that all directors are provided continuing education opportunities, both to maintain and enhance their skills and abilities as directors and, as applicable, committee members and to ensure their knowledge and understanding of Wi-LAN's business remains current;

(l) develop a review process (the "**Process**") for periodic assessment of the effectiveness of each director, the Board and each of its committees and co-ordinate, supervise and assess the Process;

(m) establish procedures for effective Board meetings and otherwise ensure that processes, procedures and structures are in place to ensure that the Board functions independently of management and without conflicts of interest;

(n) ensure that appropriate processes are established by the Board to fulfill its responsibility for (i) oversight of strategic direction and development and review of ongoing results of operations and (ii) oversight of investor relations and public relations activities and procedures for the effective monitoring of its shareholder base, receipt of shareholder feedback and responses to shareholder concern;

(o) review and recommend the adoption of Wi-LAN's strategic corporate policies, including its Disclosure and Confidentiality Policy, Insider Trading Policy, Code of Business Conduct and Ethics, and other relevant policies associates with ensuring an effectives system of corporate governance (the "**Policies**");

(p) review with legal counsel compliance with applicable laws and regulations and inquiries received from regulators and governmental agencies;

(q) authorize and oversee the investigation of any alleged breach of any Policies;

(r) annually evaluate the Committee's performance as compared to the requirements of this Charter; and

(s) annually review the Committee's Charter and any other documents used by the Committee in fulfilling its responsibilities.

Chairperson

The Board shall also appoint annually a Chairperson of the Committee from among the Members. The Chairperson's primary role is to ensure that the Committee functions properly, meets its obligations and responsibilities, fulfills its purpose and that its organization and mechanisms are in place and are working effectively. Specifically, the Chairperson shall:

(a) chair meetings of the Committee;

(b) in consultation with the Chairperson of the Board, the Members, the Chief Executive Officer and the Corporate Secretary, set the agendas for the meetings of the Committee;

(c) in collaboration with the Chairperson of the Board, the Chief Executive Officer and the Corporate Secretary, ensure that agenda items for all Committee meetings are ready for presentation and that adequate information is distributed to Members in advance of such meetings in order that Members may properly inform themselves on matters to be acted upon;

(d) assign work to Members;

(e) act as liaison and maintain communication with the Chairperson of the Board and the Board to optimize and co-ordinate input from directors and to optimize the effectiveness of the Committee; and;

(f) provide leadership to the Committee with respect to its functions as described in the Committee's Charter and as otherwise may be appropriate.

EXHIBIT "H"
Mandate of the Compensation Committee of the Board of Directors of Wi-LAN Inc.

****

WI-LAN INC.

COMPENSATION COMMITTEE CHARTER

Establishment and Purpose

The Board of Directors (the "**Board**") of Wi-LAN Inc. ("**Wi-LAN**") has established a Compensation Committee (the "**Committee**") to assist the Board in discharging the Board's oversight responsibilities relating to the compensation, development, succession and retention of the Chief Executive Officer (the "**CEO**") and key employees, and the establishment of fair and competitive compensation and performance incentive plans.

Appointment and Removal

The Committee shall consist of two or three directors (the "**Members**") appointed annually by the Board. Any Member may be removed or replaced at any time by the Board. A Member shall cease to be a Member upon ceasing to be a member of the Board.

A majority of the Members should be both "unrelated" directors and "independent" directors (as such terms are defined under the requirements or guidelines for compensation committee service in applicable securities laws and the rules of any stock exchange on which Wi-LAN's securities are listed for trading).

Structure and Reporting

The Committee meets as required, typically, two or three times a year. A majority of the Committee shall constitute quorum. The CEO is expected to attend all Committee meetings. Attendance by the CFO and the General Counsel is desirable.

The Committee shall report to the Board on all proceedings, deliberations, decisions and recommendations of the Committee at the first subsequent meeting of the Board, and at such other times and in such manner as the Board may require or as the Committee may, in its discretion, consider advisable.

Authority

The Committee shall have full, unrestricted direct access to all Wi-LAN books, records, facilities, and personnel, and shall be provided with the resources necessary to carry out its duties. The Committee may require such Wi-LAN officers, directors and employees as it may see fit from time to time to provide any information about Wi-LAN as it may deem appropriate and to attend and assist at meetings of the Committee. The Committee may adopt policies and procedures for carrying out its responsibilities. The Committee may, in its sole discretion and at Wi-LAN's expense, retain, and agree to compensate, outside advisors to assist with the performance of its duties. The Committee may delegate from time to time to any person, including any individual member of the Committee, or subcommittee, any of the Committee's responsibilities that lawfully may be delegated.

Responsibilities

In furtherance of the Committee's purposes, the Committee shall:

(a) review and approve corporate goals and objectives relevant to CEO compensation, evaluate the CEO's performance in light of those corporate goals and objectives and make recommendations to the Board with respect to the CEO's compensation level based on that evaluation;

(b) recommend to the Board the appointment/termination of the CEO;

(c) based on compensation adjustments within the approved annual budget or recommendations from the CEO, recommend to the Board the appointment, promotion, termination and compensation of the CEO's direct reports;

(d) annually review Wi-LAN's development and succession plans including recruitment, training and evaluations;

(e) review and recommend to the Board the annual corporate compensation plan and guidelines;

(f) establish and monitor the terms and conditions of stock option, stock purchase or other equity compensation plans (the "Plans") and any related agreements and amendments to the Plans;

(g) act as the Board committee responsible for overseeing the administration by Wi-LAN management of the Plans, including reviewing, approving and recommending to the Board awards under the Plans;

(h) recommend to the Board from time to time the amount, determination and payment of remuneration to be paid by Wi-LAN to the members of the Board in light of their time commitment, fees paid by comparable companies and their responsibilities;

(i) assist the CEO by reviewing major organizational changes and significant new human resources policies/programs or material changes to existing human resource policies and programs;

(j) review, approve and monitor, on at least an annual basis, compensation and benefits programs;

(k) ensure that human resources policies are in compliance with applicable laws and regulations;

(l) review management's recommendations respecting hirings, firings, transfers and promotions of senior officers and related severance packages;

(m) review and monitor the overall employment environment and consider any other human resources issues as it considers appropriate or as may be referred to it by the Board;

(n) annually evaluate the Committee's performance as compared to the requirements of this Charter; and

(o) annually review the Committee's Charter and any other documents used by the Committee in fulfilling its responsibilities.

Chairperson

The Board shall also appoint annually a Chairperson of the Committee from among the Members. The Chairperson's primary role is to ensure that the Committee functions properly, meets its obligations and responsibilities, fulfills its purpose and that its organization and mechanisms are in place and are working effectively. Specifically, the Chairperson shall:

(a) chair meetings of the Committee;

(b) in consultation with the Chairperson of the Board, the Members, the CEO, the Chief Financial Officer and the Corporate Secretary, set the agenda for the meetings of the Committee;

(c) in collaboration with the Chairperson of the Board, the CEO and the Corporate Secretary, ensure that agenda items for all Committee meetings are ready for presentation and that adequate information is distributed to Members in advance of such meetings in order that Members may properly inform themselves on matters to be acted upon;

(d) assign work to Members;

(e) act as liaison and maintain communication with the Chairperson of the Board and the Board to optimize and co-ordinate input from directors and to optimize the effectiveness of the Committee; and

(f) provide leadership to the Committee with respect to its functions as described in the Committee's Charter and as otherwise may be appropriate.

WiLAN

RECEIVED

2009 JAN 25 A 6:33

Computershare

9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

Security Class

Holder Account Number

Fold

Form of Proxy - Annual and Special Meeting to be held on April 26, 2007

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. **Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.
3. This proxy should be signed in the exact manner as the name appears on the proxy.
4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.
5. **The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.**
6. The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the meeting.
8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies submitted must be received by 12:00 pm, Eastern Time, on April 24, 2007.

Fold

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone

- Call the number listed BELOW from a touch tone telephone.

1-866-732-VOTE (8683) Toll Free

To Vote Using the Internet

- Go to the following web site: www.investorvote.com

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER, HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.

CONTROL NUMBER | **HOLDER ACCOUNT NUMBER** | **ACCESS NUMBER**

18JA07084.E.SEDAR/000001/000001/i

Appointment of Proxyholder

I/We, being holder(s) of Wi-LAN Inc. hereby appoint: James D. Skippen, President and CEO, or failing him, William R. Middleton, General Counsel and Secretary

OR

Enter the name of the person you are appointing if this person is someone other than the foregoing.

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual and Special Meeting (the "Meeting") of Wi-LAN Inc. (the "Corporation") to be held at the TELUS Convention Centre, 120 - 9th Avenue S.E., Calgary, Alberta T2G 0P3 on April 26, 2007 at 10:00 A.M. and at any adjournment thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Election of Directors

The Election of Directors of the Corporation as outlined in the Management Information Circular.

Fold

	For	Withhold
Vote **FOR** or WITHHOLD the proposed nominees	☐	☐

2. Appointment of Auditors

	For	Withhold
To appoint the auditors of the Corporation and to authorize the directors of the Corporation to fix the auditor's remuneration.	☐	☐

3. Special Resolution

	For	Against
To authorize continuance of the Corporation under the *Canada Business Corporations Act*.	☐	☐

Fold

4. Amendments to the Share Option Plan & Deferred Stock Unit Plan

	For	Against
To approve with or without variation, certain amendments to the Corporation's Share Option Plan and the Deferred Stock Unit Plan as more fully set forth in the Management Information Circular.	☐	☐

Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

/ /

Interim Financial Statements

Mark this box if you would like to receive interim financial statements and accompanying Management's Discussion and Analysis by mail. ☐

Annual Report

Mark this box if you would NOT like to receive the Annual Report and accompanying Annual Financial Statements and Management's Discussion and Analysis by mail. ☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

0 2 3 5 0 8 A R 2 W I N Q

Computershare

600, 530-8th Avenue S.W., Calgary, AB T2P 3S8 Tel.: (403) 267-6800 Fax: (403) 267-6529

RECEIVED
2007 JAN 25 A 9:32

January 18, 2007

Alberta Securities Commission
British Columbia Securities Commission
Saskatchewan Financial Services Commission
The Manitoba Securities Commission
Ontario Securities Commission
L'Autorité des marchés financiers
Nova Scotia Securities Commission
Office of the Administrator, New Brunswick
Registrar of Securities, Prince Edward Island
Securities Commission of Newfoundland
Securities Registry, Government of the Northwest Territories
Nunavut Legal Registry
Registrar of Securities, Government of the Yukon Territory
TSX

Dear Sirs:

Subject: Wi-LAN Inc.

We advise the following with respect to the upcoming Meeting of Shareholders for the subject Corporation:

1	Meeting Type	:	Annual Special Meeting
2	Security Description of Voting Issue	:	Common
3	ISIN Number	:	CA 928 972 108 1
4	Record Date	:	February 14, 2007
5	Meeting Date	:	March 22, 2007
6	Meeting Location	:	Calgary, Alberta

Yours truly,

COMPUTERSHARE TRUST COMPANY OF CANADA
Agent for Wi-LAN Inc.

Direct Dial No: 1-866-331-6361
Email: clientservicesmeetings@computershare.com

cc: Wi-Lan Inc.
Attention: Steve Bower

Computershare

600, 530-8th Avenue S.W., Calgary, AB T2P 3S8 Tel.: (403) 267-6800 Fax: (403) 267-6529

February 12, 2007

Alberta Securities Commission
British Columbia Securities Commission
Saskatchewan Financial Services Commission
The Manitoba Securities Commission
Ontario Securities Commission
L'Autorité des marchés financiers
Nova Scotia Securities Commission
Office of the Administrator, New Brunswick
Registrar of Securities, Prince Edward Island
Securities Commission of Newfoundland
Securities Registry, Government of the Northwest Territories
Nunavut Legal Registry
Registrar of Securities, Government of the Yukon Territory
TSX

Dear Sirs:

Amended

Subject: Wi-LAN Inc.

We advise the following with respect to the upcoming Meeting of Shareholders for the subject Corporation:

1	Meeting Type	:	Annual Special Meeting
2	Security Description of Voting Issue	:	Common
3	ISIN Number	:	CA 928 972 108 1
4	**Record Date**	**:**	**March 21, 2007**
5	**Meeting Date**	**:**	**April 26, 2007**
6	Meeting Location	:	Calgary, Alberta

Yours truly,

COMPUTERSHARE TRUST COMPANY OF CANADA
Agent for Wi-LAN Inc.

Direct Dial No: 1-866-331-6361
Email: clientservicesmeetings@computershare.com

cc: Wi-Lan Inc.
Attention: Steve Bower

RECEIVED

2009 JUN 25 A 6:37

FORM 13-502F1
Class 1 Reporting Issuers – Participation Fee

Reporting Issuer Name:	Wi-LAN INC..	
Fiscal year end date used to calculate capitalization:	OCTOBER 31, 2006	
Market value of listed or quoted securities:		
Total number of securities of a class or series outstanding as at the issuer's most recent fiscal year end	61,099,073 (i)	
Simple average of the closing price of that class or series as of the last trading day of each month of the fiscal year (See clauses 2.11(a)(ii)(A) and (B) of the Rule)	$1.1033 (ii)	
Market value of class or series	(i) X (ii) =	$67,412,440.21 (A)
(Repeat the above calculation for each class or series of securities of the reporting issuer that was listed or quoted on a marketplace in Canada or the United States of America at the end of the fiscal year)		(B)
Market value of other securities:		
See paragraph 2.11(b) of the Rule) (Provide details of how value was determined)		(C)
(Repeat for each class or series of securities)		(D)
Capitalization		
(Add market value of all classes and series of securities)	(A)+(B)+(C)+(D)=	**$67,412,440.21**
Participation Fee		
(From Appendix A of the Rule, select the participation fee beside the capitalization calculated above)		$3,200
New reporting issuer's reduced participation fee, if applicable (See section 2.6 of the Rule)		
Participation Fee X Number of entire months remaining in the issuer's fiscal year / 12		
Late Fee, if applicable (As determined under section 2.5 of the Rule)		

RECEIVED

Wi-LAN Inc.
Annual and Special Meeting of Shareholders – April 26, 2007

TO: Superintendent of Brokers, British Columbia
Alberta Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers
Administrator, Securities Act, New Brunswick
Nova Scotia Securities Commission
Registrar of Securities, Prince Edward Island
Securities Commission of Newfoundland

Report of Voting Results pursuant to section 11.3 of National Instrument 51-102

A. Election of Directors

By a vote by show of hands, the following nominees were elected as a group as Directors of Wi-LAN Inc. (the "Corporation") until the next Annual Meeting of shareholders of the Corporation or until such person's successor is duly elected or appointed:

Name of Nominee:

Michel Tewfik Fattouche
John Kendall Gillberry
William Keith Jenkins
Paul Richman
Richard J. Shorkey
James Douglas Skippen
Hatim Zaghloul

Of the proxies received, the following shares were voted For/ Withheld in respect of the forgoing:

Votes For	Votes Withheld
24,355, 982	46,001

B. Appointment of Auditors

By a vote by show of hands, PriceWaterhouseCoopers were appointed as Auditors of the Corporation for the ensuing year, to hold office until the next Annual Meeting of shareholders of the Corporation, at a remuneration to be fixed by the Directors of the Corporation.

Of the proxies received, the following shares were voted For/ Withheld in respect of the forgoing:

Votes For	Votes Withheld
24,390,073	11,910

C. CBCA Continuance

By a vote by show of hands, a special resolution in the form set out in Exhibit "A" of the Management Proxy Circular was passed authorizing the continuance of the Corporation under the *Canada Business Corporations Act.*

Of the proxies received, the following shares were voted For/ Against in respect of the forgoing:

Votes For	Votes Against	Non-Votes
22,018,573	303,656	2,079,754

D. Stock Option Plan Amendments

By ballot, an ordinary resolution in the form set out in Exhibit "B" of the Management Proxy Circular was passed authorizing amending the Corporation's Share Option Plan and Deferred Stock Unit Plan.

Of the ballots received, the following shares were voted For/Against in respect of the forgoing:

Votes For	Votes Against
19,523,082	3,491,503

By a vote by show of hands, the Corporation was authorized to amend the Corporation's Share Option Plan as set out in Schedule "A" to Exhibit "B" of the Management Proxy Circular with the following changes: the amendment powers of the Board of Directors described in Section 11 of the Share Option Plan were revised.

Of the proxies received, the following shares were voted For/ Against in respect of the forgoing:

Votes For	Votes Against	Non-Votes
18,857,346	3,464,883	2,079,754

Wi-LAN Inc.

William R. Middleton
Vice President Licensing, General Counsel & Corporate Secretary

Wi-LAN Inc.

FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED JULY 31, 2007

SEPTEMBER 4, 2007

Wi-LAN Inc.
Consolidated Statements of Operations and Deficit
(Unaudited)
(in thousands of Canadian dollars, except per share amounts)

	Three Months Ended July 31, 2007	Three Months Ended July 31, 2006	Nine Months Ended July 31, 2007	Nine Months Ended July 31, 2006
Revenues	$ 4,761	$ 2,096	$ 54,101	$ 2,096
Income/(expenses) from the following				
Operating expenses				
Stock-based compensation	(1,141)	(288)	(1,418)	(416)
Other operating expenses	(2,500)	(1,195)	(7,811)	(4,188)
Total operating expenses	(3,641)	(1,483)	(9,229)	(4,604)
Depreciation & amortization	(2,028)	(187)	(3,830)	(460)
Settlement (note 4)	-	-	-	9,635
Gain on sale of property (note 5)	-	-	-	1,145
Gain on debt settlement (note 6)	-	-	-	2,919
Other income	-	-	-	30
Interest	-		-	
Interest income	999	6	2,070	56
Interest expense on long-term debt	-	-	-	(97)
Earnings from continuing operations before income taxes	91	432	43,112	10,720
Provision for income taxes (note 7)	-	-	(16,726)	-
Earnings from continuing operations	91	432	26,386	10,720
Loss from discontinued operations (note 8)	-	(832)	-	(12,906)
Net and comprehensive earnings/(loss)	91	(400)	26,386	(2,186)
Deficit, beginning of period	(139,297)	(181,487)	(165,592)	(179,701)
Deficit, end of period	$ (139,206)	$ (181,887)	$ (139,206)	$ (181,887)
Earnings/(loss) per share - basic and diluted (note 12h)				
Continuing operations				
Basic	$ -	$ 0.01	$ 0.36	$ 0.24
Diluted	$ -	$ 0.01	$ 0.35	$ 0.24
Discontinued operations				
Basic	$ -	$ (0.02)	$ -	$ (0.29)
Diluted	$ -	$ (0.02)	$ -	$ (0.29)
Net earnings				
Basic	$ -	$ (0.01)	$ 0.36	$ (0.05)
Diluted	$ -	$ (0.01)	$ 0.35	$ (0.05)
Weighted average number of shares				
Basic	81,420,904	48,975,539	72,546,484	44,670,333
Diluted	83,665,228	48,975,539	75,171,518	44,670,333

See accompanying notes to consolidated financial statements

Wi-LAN Inc.
Consolidated Balance Sheets
(Unaudited)
(in thousands of Canadian dollars)

	July 31, 2007	October 31, 2006
Assets		
Current assets		
Cash and cash equivalents	$ 100,515	$ 16,680
Accounts receivable	1,980	400
Future tax asset (note 7)	-	16,726
Prepaid expenses and deposits	622	387
Assets held for sale (note 10)	3,796	-
Assets of discontinued businesses (note 8)	-	621
Current assets	106,913	34,814
Furniture and equipment, net	294	174
Patents and other intangibles, net (note 11)	138,684	9,787
Goodwill	17,683	-
Assets	$ 263,574	$ 44,775
Liabilities and Shareholders' Equity		
Current liabilities		
Accounts payable and accrued liabilities	$ 6,935	$ 814
Government grants payable	173	-
Mortgage payable related to assets held for sale (note 10)	555	-
Liabilities of discontinued businesses (note 8)	-	687
Current liabilities	7,663	1,501
Future income taxes	25,721	-
Liabilities	33,384	1,501
Shareholders' equity		
Common shares	361,698	202,396
Contributed surplus	7,698	6,470
Deficit	(139,206)	(165,592)
Shareholders' equity	230,190	43,274
Liabilities and Shareholders' Equity	$ 263,574	$ 44,775

Commitments and contingencies (note 14)

Wi-LAN Inc.
Consolidated Statements of Cash Flows
(Unaudited)
(in thousands of Canadian dollars)

	Three Months Ended July 31, 2007	Three Months Ended July 31, 2006	Nine Months Ended July 31, 2007	Nine Months Ended July 31, 2006
Cash provided by/(used in)				
Operations				
Earnings from continuing operations	$ 91	$ 432	$ 26,386	$ 10,720
Non-cash items				
License revenue settled by receipt of patents (note 11)	(3,515)	-	(37,515)	-
Stock-based compensation	1,141	288	1,418	416
Depreciation & amortization	2,028	187	3,830	460
Non-cash settlement (note 4)	-	-	-	(9,635)
Gain on sale of property (note 5)	-	-	-	(1,145)
Gain on sale of patents	-	-	-	(429)
Future income tax (note 7)	-	-	16,726	-
Other non-cash items	-	105	-	(4,403)
	(255)	1,012	10,845	(4,016)
Change in non-cash working capital balances				
Accounts receivable	1,628	-	(83)	-
Prepaid expenses and deposits	320	(55)	231	67
Accounts payable and accrued liabilities	815	(1,250)	2,589	(1,333)
Cash generated from/(used in) continuing operations	2,508	(293)	13,582	(5,282)
Cash used in discontinued operations (note 8)	-	(1,117)	(66)	(8,206)
Cash generated from/(used in) operations	2,508	(1,410)	13,516	(13,488)
Financing				
Proceeds on sale of common shares, net (note 12)	-	7,395	65,914	7,395
Share capital issued for cash on the exercise of options	397	353	1,511	353
Share capital issued for cash on the exercise of warrants	8	-	633	-
Cash received from loan payable	-	-	-	2,000
Repayment of loan payable	-	-	-	(2,000)
Cash generated from continuing operations	405	7,748	68,058	7,748
Cash used in discontinued operations (note 8)	-	(7)	-	(40)
Cash generated from financing	405	7,741	68,058	7,708
Investing				
Purchase of net assets including transaction costs	(1,460)	-	(1,460)	-
Cash received on acquisitions	5,782	-	5,782	-
Purchase of furniture and equipment	(114)	(14)	(190)	(16)
Purchase of patents for cash	(1,573)	-	(1,871)	(6)
Proceeds from settlement, net (note 4)	-	-	-	9,635
Proceeds from sale of patents (note 4)	-	-	-	1,510
Cash generated from/(used in) continuing operations	2,635	(14)	2,261	11,123
Cash generated from discontinued operations (note 8)	-	-	-	523
Cash generated from/(used in) investing	2,635	(14)	2,261	11,646
Net cash and cash equivalents generated in the period	5,548	6,317	83,835	5,866
Cash and cash equivalents, beginning of period	94,967	3,239	16,680	3,690
Cash and cash equivalents, end of period	$ 100,515	$ 9,556	$ 100,515	$ 9,556

(thousands of Canadian dollars, except share and per share amounts, unless otherwise stated)

1. BASIS OF PRESENTATION

Wi-LAN Inc. ("Wi-LAN", or the "Company") was continued under the Canada Business Corporations Act on August 7, 2007. The Company was previously incorporated under the Business Corporations Act (Alberta).

Wi-LAN has developed, acquires and licenses a range of intellectual property that drives products in communications and consumer electronics markets. Some of the fundamental technologies covered by the Company's patents include: CDMA, DOCSIS, DSL, MESH, Wi-Fi, WiMAX, and V-chip. The DSL patents were acquired from Nokia in December 2006 (note 11), a DOCSIS patent was acquired in May 2007 and V-chip patents were acquired in June 2007 with the acquisition of Tri-Vision International Ltd./Ltée ("Tri-Vision") (note 3).

Wi-LAN completed its transformation from a broadband wireless technology development and equipment manufacturing company to a "pure play" intellectual property ("IP") licensing company by divesting its products and engineering services businesses during 2006 (note 8). The results of the products business and engineering services business have been reported as discontinued operations in these financial statements.

2. SIGNIFICANT ACCOUNTING POLICIES

The consolidated interim financial statements of Wi-LAN Inc. include the accounts of Wi-LAN and its subsidiaries and have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") for interim financial information, including all normal recurring adjustments that are, in the opinion of management, necessary for a fair presentation of the financial position, results of operations and cash flows for the interim periods. As the interim financial statements do not contain all the disclosures required in annual financial statements, they should be read in conjunction with Wi-LAN's audited annual consolidated financial statements and accompanying notes thereto. These consolidated interim financial statements have been prepared following the same accounting policies disclosed in the Company's audited consolidated financial statements for the year ending October 31, 2006, with the following additions:

- Comprehensive Income
  On November 1, 2006, the Company adopted the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 1530, "Comprehensive Income," CICA Handbook Section 3855, "Financial Instruments - Recognition and Measurement," CICA Handbook Section 3861, "Financial Instruments - Disclosure and Presentation," and CICA Handbook Section 3865, "Hedges." These new Handbook sections provide requirements for the recognition and measurement of financial instruments, hedge accounting and reporting, and displaying comprehensive income. The adoption of these policies have not had an impact on Wi-LAN's financial statements. The Company's investments are classified as held-to-maturity and are carried at amortized cost. The Company currently does not have other financial instruments where these policies would apply.

- **Revenue Recognition**

  The Company licenses rights to its IP including its patent portfolio and recognizes revenue when it is earned. Wi-LAN considers revenue to be earned when it has persuasive evidence of an arrangement, the IP obligation has been fulfilled in accordance with the terms of the licensing agreement, including delivery and acceptance, and collection is reasonably assured.

  Revenues from royalties based on the licensee's sale of products incorporating or using the Company's IP, often referred to as "running royalties," are recognized based on royalties due to Wi-LAN as reported by licensees during the quarter.

  Revenues from licensing arrangements with extended payment terms where fees are fixed in one or more instalments of cash or in-kind property such as patents, are generally recognized as payments become due.

  The application of these policies in 2007 did not have an impact on Wi-LAN's prior financial statements.

- **Goodwill**

  Pursuant to the recommendations of CICA Handbook Section 1581, "Business Combinations," the Company has recorded goodwill resulting from the acquisition of Tri-Vision as described in note 3 and has applied the recommendations of CICA Handbook Section 3062, "Goodwill and Intangible Assets."

  Goodwill represents the excess of the purchase price of the Company's business acquisition over the fair value of identifiable net assets acquired and is allocated as at the date of the business combination. Goodwill is not amortized, but is tested for impairment annually or more frequently if events or changes in circumstances indicate the asset might be impaired.

  The impairment test is carried out in two steps. In the first step, the carrying value of the reporting unit including goodwill is compared with its fair value. When the fair value of a reporting unit exceeds its carrying value, goodwill of the reporting unit is considered not to be impaired and the second step is considered unnecessary.

  In the event the fair value of the reporting unit, including goodwill, is less than the carrying value, the implied fair value of the reporting unit's goodwill is compared with its carrying value to measure the amount of the impairment loss. When the carrying value of goodwill in the reporting unit exceeds the implied fair value of the goodwill, an impairment loss is recognized in an amount equal to the excess and is presented as a separate line item in the consolidated statements of operations and deficit.

- **Assets Held For Sale**

  The Company has recorded assets held for sale and mortgage payable related to assets held for sale resulting from the acquisition of Tri-Vision. In accordance with the recommendations of CICA Handbook Section 3475, "Disposal of Long-lived Assets and Discontinued Operations," long-lived assets are recorded as assets held for sale at the lower of cost or fair market value less costs to sell.

3. ACQUISITION OF TRI-VISION

On June 29, 2007, the Company acquired Tri-Vision, including its wholly-owned subsidiaries, Tri-Vision Electronics Inc. and Tri-Vision Electronics 2006 Inc., by way of amalgamation with its wholly-owned subsidiary, Wi-LAN V-chip Corp. (formerly Wi-LAN Acquisition Inc.).

The Company issued 17,649,212 common shares of Wi-LAN Inc. valued at $90,212 and reserved an additional 517,696 common shares in exchange for outstanding Tri-Vision warrants valued at $842. In addition, the Company has incurred approximately $1,511 in transaction costs and expects to incur approximately $1,337 in restructuring costs related to its plan to sell Tri-Vision's cable television products and distribution business.

This acquisition was accounted for under the purchase method according to CICA Handbook Section 1581, "Business Combinations". Total consideration, including costs of acquisition, was allocated based on management's estimated fair values of identifiable net assets acquired.

The purchase price is still preliminary as it includes a number of estimates. The Company has engaged a major independent accounting firm to assist in determining the fair value of the assets acquired, and has accounted for the acquisition based in part on the results of their preliminary valuation report. Management has also made estimates of restructuring amounts for which payments have not yet been made and estimates of the net realizable value of assets acquired that are held for sale. Management has also made preliminary estimates of the value of tax loss carryforwards and future income taxes related to the acquisition. Any difference in the final amounts related to the above estimates could result in a change to the final purchase price allocation, including the carrying value of patents and other intangibles, goodwill and future income taxes as reported on Wi-LAN's balance sheet.

Total consideration paid and net identifiable assets acquired are as follows:

Total consideration comprises	
Common shares issued	90,212
Warrants issued	842
Estimated transaction costs	1,511
Estimated restructuring costs	1,337
Total consideration as at the date of acquisition	93,902
Fair value of assets acquired	
Cash and cash equivalents	5,782
Accounts receivable	1,497
Prepaid expenses and other	515
Assets held for sale	3,308
Furniture & equipment	6
Patents and other intangibles	93,264
Accounts payable and other	(1,877)
Mortgage payable related to assets held for sale	(555)
Future income taxes	(25,721)
Fair value of net assets acquired	76,219
Goodwill, the excess of consideration over the fair value of net indentifiable assets acquired	17,683

The estimated restructuring costs of $1,337 are for severance and other costs related to Tri-Vision's cable products and distribution operations. As of July 31, 2007 the majority of staffing reductions had been identified and management expects that terminations will be completed by January 31, 2008.

4. SETTLEMENT

In December 2005, the Company signed an agreement with Cisco Systems Inc. for the purchase of patents, paid-up and prepaid royalties on certain patents and settlement costs.

In January 2006, Wi-LAN received proceeds of $11,648 (US$10,000). The settlement, less related costs of the patents sold and expenses totalling $2,013, resulted in a net gain of $9,635.

5. GAIN ON SALE OF PROPERTY

In April 2005, the Company sold its head office facility in Calgary and committed to a seven year lease on approximately 35,000 square feet of office space. The gain on sale of approximately $1,200 was being recognized over the term of the operating lease.

Due to the termination of the associated lease in January 2006, and the move of the head office to smaller premises in Calgary, the Company recognized the $1,145 balance of the deferred gain as earnings in 2006.

6. GAIN ON DEBT SETTLEMENT

In March 2006, Wi-LAN and Industry Canada reached an agreement to terminate a Contribution Agreement, as amended, under the Technology Partnerships Canada ("TPC") program. In accordance with the settlement agreement, Wi-LAN paid $1,800 during its fiscal second quarter ended April 30, 2006, and was released unconditionally by the government from any further claims or commitments under the TPC program. This release included the elimination of the Company's prior obligation to issue warrants to purchase Wi-LAN common shares. The accrual to issue warrants, which was potentially to be settled in cash, amounting to $4,719 at January 31, 2006 was credited to earnings in the Company's fiscal second quarter 2006, resulting in a net gain of $2,919 after the $1,800 repayment.

7. INCOME TAXES

The Company recorded a nil tax provision on the $91 of earnings before tax for the three months ending July 31, 2007. Stock-based compensation expense and certain amortization charges are not deductible for income tax purposes. Tax loss carryforwards have been applied to offset the taxable income that would otherwise be generated by the add back of these amounts, and the valuation allowance applied against tax carryforwards was reduced accordingly. In the first quarter of 2007, the Company earned $45,296 of pre-tax income and recorded a $16,726 provision for future income taxes. The benefit of tax loss carryforwards previously recognized in the financial statements was applied against this amount and therefore the Company expects that, subject to results for the remainder of fiscal 2007, no cash income taxes will be payable.

A full valuation allowance has been applied against the Company's unused non-capital tax loss carryforwards, scientific research and experimental development credits ("SR&ED") and other temporary differences.

8. FINANCIAL RESULTS OF DISCONTINUED OPERATIONS

Wi-LAN discontinued its products and engineering services businesses in 2006. Proceeds on the disposal of the products business amounted to $1,754 less related expenses and other costs. Proceeds on the disposal of the engineering services business amounted to $100, and were included in the net loss from discontinued operations. A number of contingent costs were avoided by completing the disposition.

There was no impact of the discontinued operations on the Company's 2007 financial results.

SUMMARY FINANCIAL RESULTS OF DISCONTINUED OPERATIONS ARE AS FOLLOWS:

	Three months ended July 31, 2006	Nine months ended July 31, 2006
Revenues	$ -	$ 7,344
Gross profit	-	(2,213)
Research and development expense	-	(5,531)
Selling, general and administrative expense	-	(3,815)
Loss on sale of businesses and equipment	(832)	(1,347)
Loss from discontinued businesses	$ (832)	$ (12,906)

As at	October 31, 2006
Assets	
Accounts receivable	$ 621
Total assets of discontinued businesses	621
Liabilities	
Accounts payable and accrued liabilities	607
Capital leases	80
Total liabilities of discontinued businesses	687
Net liabilities of discontinued businesses	$ (66)

	Three months ended July 31,	Nine months ended July 31,
	2006	2006
Operations		
Loss from operations	$ (832)	$ (12,906)
Non-cash items		
Stock-based compensation and DSUs	193	490
Depreciation & amortization	-	204
Loss on sale of businesses and other equipment	-	515
	(639)	(11,697)
Change in non-cash working capital balances		
Accounts receivable	692	5,088
Inventory	-	3,184
Prepaid expenses	34	1,088
Accounts payable and accrued liabilities	(1,204)	(5,869)
Cash used in operations	(1,117)	(8,206)
Financing		
Capital lease payments	(8)	(41)
Cash used in financing	(8)	(41)
Investing		
Proceeds on sale of business	-	622
Proceeds on sale of long-term investments	-	40
Purchase of property, plant and equipment	-	(139)
Cash generated from investing	-	523
Net cash used in discontinued businesses	$ (1,125)	$ (7,724)

9. BANK FACILITIES

As a result of the acquisition of Tri-Vision described in note 3, the Company has available a bank overdraft facility in the amount of $300. As at July 31, 2007, the bank indebtedness was nil. Wi-LAN intends to cancel this facility.

Amounts advanced under the Canadian dollar overdraft facility are payable on demand and bear interest at the bank's Canadian prime rate of 6.25% plus 0.5% per annum at June 30, 2007, plus 0.5% per annum. Borrowings under these facilities are collateralized by a general assignment of book debts, a general security agreement over all assets, assignment of risk insurance, and security over cash and deposits of the Company and its subsidiaries, and the indemnity agreements with respect to issuance of standby letters of credit.

10. ASSETS HELD FOR SALE

The Company acquired assets and liabilities in the acquisition of Tri-Vision that it has identified as assets held for sale, as well as a mortgage payable secured by certain of the assets held for sale. The Company expects to complete the disposal of the assets held for sale within one year.

Assets held for sale comprise inventory, land and building and property, planty and equipment with a net carrying value of $3,308. There is a mortgage amounting to $555 that is expected to be repaid when the land and building are sold.

11. PATENTS AND OTHER INTANGIBLES

In December 2006, Wi-LAN licensed its patent portfolio to Nokia. Under the terms of the agreement, Nokia received a fully paid-up license to Wi-LAN's current patent portfolio and as partial consideration, Nokia transferred patents, both issued and pending, to Wi-LAN. Management valued these patents at $34,000, an amount substantiated by a valuation report obtained from a major independent accounting firm..

In connection with the acquisition of Tri-Vision in June 2007, the Company received patents, license agreements and other intangibles preliminarily valued at $93,264.

In July 2007, Wi-LAN licensed its patent portfolio under an agreement whereby the licensee received a license to Wi-LAN's current patent portfolio and as partial consideration, Wi-LAN received patents from the licensee. Management valued these patents at $3,515 (US$3,300), an substantiated by a preliminary valuation report obtained from a major independent accounting firm.

12. SHARE CAPITAL

a) **Authorized**

Unlimited number of voting common shares.

6,350.9 special preferred, redeemable, retractable, non-voting shares.

An unlimited number of preferred shares, issuable in series.

b) **Issued and outstanding**

The issued and outstanding common shares of Wi-LAN, along with equity instruments convertible into common shares, are as follows:

As at	July 31, 2007	October 31, 2006
Common shares	93,255,366	61,099,073
Securities convertible into common shares		
Stock options	4,048,166	4,039,350
Deferred stock units (DSUs)	26,348	26,348
Warrants	615,496	772,332
	97,945,376	65,937,103

As at July 31, 2007, no preferred shares or special preferred shares were issued or outstanding.

c) **Common shares**

Common shares	Number
October 31, 2006	61,099,073
Issued on sale of shares in December 2006	6,666,700
Exercise of stock options	971,887
Exercise of warrants	300,000
January 31, 2007	69,037,660
Issued on sale of shares in March 2007	5,714,300
Exercise of stock options	62,000
Exercise of warrants	353,100
April 30, 2007	75,167,060
Issued for acquisition of Tri-Vision in June 2007	17,649,212
Exercise of stock options	433,334
Exercise of warrants	5,760
July 31, 2007	93,255,366

In December 2006, the Company raised net cash of $28,292 (gross proceeds of $30,000) through the sale of 6,666,700 common shares offered by way of short form prospectus. The financing was priced at $4.50 per common share.

In March 2007, the Company raised net cash of approximately $37,622 (gross proceeds of $40,000) through the sale of 5,714,300 common shares offered by way of short form prospectus. The financing was priced at $7.00 per common share.

During the three and nine months ended July 31, 2007, the Company issued 433,334 and 1,467,221 common shares pursuant to the exercise of stock options for proceeds of $397 and $1,511, respectively. In addition, the Company issued 5,760 and 658,860 common shares pursuant to the exercise of warrants for proceeds of $8 and $633 during the three and nine months ended July 31, 2007, respectively.

Contributed surplus has been reduced and common stock increased by $190 and $1,032 for the three and nine months ended July 31, 2007, respectively; the amount originally credited to contributed surplus related to the options and warrants exercised.

d) **Stock options**
During the nine months ended July 31, 2007, pursuant to the Company's stock option plan, the Company granted 1,476,500 stock options at various exercise prices ranging from $2.06 to $7.26. The options have a five year life and vest over three year periods.

During the three and nine months ended July 31, 2007, nil and 463 stock options expired, respectively.

Stock-based compensation expense for the three and nine months ended July 31, 2007 was $1,141 and $1,418, respectively (2006 - $288 and $416 in continuing operations for the corresponding

periods). Contributed surplus has been increased by the amount of stock-based compensation expense.

The Company uses the Black-Scholes pricing model for estimating the fair value of options granted, with the following assumptions used for the three and nine months ended July 31, 2007 and 2006:

	Three months ended July 31,		Nine months ended July 31,	
	2007	2006	2007	2006
Risk free interest rate	4.7%	5.0%	4.4%	5.0%
Volatility	75%	70%	75%	80%
Expected option life (in years)	3	1 - 3	3	1 - 4
Dividend yield	0%	0%	0%	0%

e) **Deferred stock unit ("DSU") plan**
There was no change in DSUs issued and outstanding in the 2007 periods.

f) **Warrants**
In connection with the acquisition of Tri-Vision as described in note 3, the Company issued 517,696 warrants to purchase Wi-LAN common shares with exercise prices ranging from $4.45 to $5.48 per share.

During the three and nine months ended July 31, 2007, nil and 15,672 warrants with an exercise price of $3.35 expired.

g) **Restricted share units ("RSUs")**
The Company implemented a restricted share unit plan ("RSU Plan") for certain employees and directors in January 2007, and has granted 750,000 RSUs under the RSU Plan. Under the RSU Plan, units are settled in cash based on the market value of Wi-LAN's common shares on dates the RSUs vest. The accrued liability and related expense for the RSUs are adjusted to reflect the market value of the common shares at each balance sheet date. During the three and nine months ended July 31, 2007, the Company settled in cash nil and 250,000 RSUs for $1,162.

h) **Per share amounts**
The weighted average number of common shares outstanding, as well as a reconciliation of the weighted average number of common shares outstanding used in the basic earnings per share ("EPS") computation to the weighted average number of common shares outstanding used in the diluted EPS computation, are as follows:

	Three months ended July 31,		Nine months ended July 31,	
	2007	2006	2007	2006
Basic weighted average common shares outstanding	81,420,904	48,975,539	72,546,484	44,670,333
Effect of stock options and warrants	2,244,324	-	2,625,034	-
Diluted weighted average common shares outstanding	83,665,228	48,975,539	75,171,518	44,670,333

The effect of the assumed conversion to common shares of the stock options and warrants outstanding for the three and nine months ended July 31, 2006, was anti-dilutive and therefore excluded from the computation above.

13. SUPPLEMENTAL CASH FLOW INFORMATION

		Three months ended July 31,			Nine months ended July 31,	
		2007	2006		2007	2006
Net interest received/(paid) in cash	$	849	$ 6	$	2,753	$ (41)
Non-cash investment						
Common shares issued on acquisition of Tri-Vision		90,212	-		90,212	-
Common shares issued for Ensemble patent rights		-	-		-	1,500

14. COMMITMENTS AND CONTINGENCIES

The Company, in the course of its normal operations, is subject to claims, lawsuits and contingencies. Accruals are made in instances where it is probable that liabilities may be incurred and where such liabilities can be reasonably estimated. Although it is possible that liabilities may be incurred in instances for which no accruals have been made, the Company has no reason to believe that the ultimate outcome of the claims and lawsuits against Wi-LAN will have a significant impact on its consolidated financial position. The significant legal proceedings in which Wi-LAN is involved are summarized below.

In September 2002, the Company, its former Executive Chairman (now Chairman of the Board), and Wi-Com Technologies Inc. (a private Alberta company), among others, were served with two Statements of Claim. The lawsuits allege the defendants are liable for failing to deliver certain common share certificates in a timely manner to the claimants. The claimants are former shareholders of Wi-Com Technologies Inc. The Company maintains that it has defences to the Claims and does not believe that it will ultimately be found liable for the Claim. The Company is vigorously defending the actions and has filed a Statement of Defence and has also filed a counterclaim against the claimants.

In April 2007, Wi-LAN was advised of an action by a former channel partner to pursue a claim against the Company for approximately $300 regarding a dispute over inventory supplied by Wi-LAN. In fiscal 2006, the Company was advised by this customer of their intention to file a claim and secured an order in South Africa for seizure of some office equipment at premises occupied by Wi-LAN at the time in South Africa. The Company believes it has no further liability for the claim. The Company is vigorously defending the action and has retained counsel to defend its position.

In September 2006, the Company was advised of an action initiated in France by a former Wi-LAN customer that is claiming $1,000 (€685) for the cost of defective product, remediation efforts and compensatory damages. The Company maintains that it has defences to the claim and does not believe that it will ultimately be found liable for the Claim. The Company is vigorously defending the action and has retained counsel to defend its position.

In May 2006, Wi-LAN sued D-Link Systems, Inc. and D-Link Canada Inc. (collectively, "D-Link"). In addition to a declaration of past infringement by D-Link, Wi-LAN sought an injunction to prevent future

infringement of its Canadian patent No. 2,064,975 and damages, including punitive damages plus interest and legal costs. On December 13, 2006, the Federal Court of Canada ordered that Wi-LAN's claim for punitive damages be struck from the Wi-LAN Statement of Claim.

On April 23, 2007, D-Link filed a Statement of Defence responding to the Statement of Claim filed by the Company. On May 8, 2007, a Notice of Status Review (the "Notice") was delivered by the Federal Court to the parties in the D-Link case. The delay in the filing of the Notice was caused by the parties' disagreement over certain terms in the Claim. The main purpose of the Status Review that was conducted on June 8, 2007, was to review the past conduct of the litigation. A ruling has not been made in accordance with the Status Review. The Company does not believe the case will be dismissed for delay, and Wi-LAN will be asking the Court to implement a case management program to establish an aggressive timetable for the litigation.

In May 2007, Tri-Vision sued TigerDirect. In addition to a declaration of past infringement by TigerDirect , Tri-Vision has also sought an interim, introductory and permanent injunction to prevent future infringement of its Canadian patent No. 2,179,474 and damages, including compensation plus interest and legal costs.

The Company has a commitment for future minimum annual lease payments for its Ottawa premises, totalling $1,743 over the next five years. Wi-LAN implemented its plan to expand its space from approximately 4,800 square feet to approximately 9,500 square feet, with a resulting increase in its lease commitments.

15. RELATED PARTY TRANSACTIONS

On July 31, 2007, the Company signed an agreement to license certain of its IP to Powerstar International Inc. ("Powerstar"). Wi-LAN has identified Powerstar as a related party because Powerstar's Chairman and CEO, Dr. Hatim Zaghloul, is also Chairman of the Board of Wi-LAN and Wi-LAN's President & CEO, Jim Skippen, is also a member of the Board of Directors of Powerstar. In accordance with the license agreement, no amounts were due or payable in the period.

On April 30, 2007, the Company acquired patents owned by two members of the Board of Directors for total cash consideration of $100. These patents have been recorded at the exchange amount.

In July 2006, the Company entered into a one-year consulting contract with Dr. Hatim Zaghloul, the Chairman of the Board, through a company controlled by him. Under the terms of the agreement, Wi-LAN paid a monthly consulting fee of $10 plus expenses, and granted the Chairman options to purchase 250,000 common shares at $1.30 per share. On June 30, 2007, the consulting agreement expired and was not renewed. In the event that Dr. Zaghloul provides any additional consulting services, they will be provided on an ad hoc basis at an hourly rate of $500 per hour.

RECEIVED

Wi-LAN Inc.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS ("MD&A")

FOR THE THREE AND NINE MONTHS ENDED JULY 31, 2007

SEPTEMBER 4, 2007

TABLE OF CONTENTS

FORWARD-LOOKING INFORMATION

This MD&A, compiled as of September 4, 2007, contains certain forward-looking statements that involve various risks and uncertainties. When used herein, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect", and similar expressions, as they relate to Wi-LAN Inc. ("Wi-LAN", or the "Company") or its management, are intended to identify forward-looking statements.

Such statements are subject to known and unknown risks, uncertainties, assumptions and other factors outside of management's control that could cause actual results to differ materially from those expressed in the forward-looking statements. These risks and uncertainties include, but are not restricted to:

- the Company is almost exclusively reliant on additional licensing of its patent portfolio to generate future revenues and cash flows;
- acquisitions of additional products, technologies or businesses could materially adversely affect the Company;
- the Company is dependent on the performance of its key officers and employees and the need to attract and retain personnel;
- the Company may be required to establish the enforceability of the Company's patents in court to obtain material licensing revenues;
- the Company needs to acquire or develop new patents to continue to grow its business;
- the Company will need to invest to translate its intellectual property position into sustainable profit in the market; and
- changes to patent legislation or other adverse legal developments could materially adversely affect the Company.

These forward-looking statements are made as of the date of the MD&A. The Company assumes no responsibility for the accuracy and completeness of the forward-looking statements and undertakes no obligations to publicly revise these forward-looking statements to reflect subsequent events or circumstances.

This MD&A should be read in conjunction with Wi-LAN's unaudited interim consolidated financial statements and the accompanying notes (the "Financial Statements") for the quarter and nine months ended July 31, 2007. Unless otherwise indicated, all financial information is reported in thousands of Canadian dollars, with the exception of share and earnings per share data which is reported in number of shares and dollars, respectively.

The Financial Statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). The tables and charts included in this document form an integral part of the MD&A.

Additional information filed by Wi-LAN with the Canadian securities regulators, including quarterly reports, annual reports and the Company's annual information form ("AIF"), is available on-line at www.sedar.com and also on Wi-LAN's website at www.wi-lan.com.

NON-GAAP DISCLOSURE

"Adjusted Earnings" is defined by the Company as earnings from continuing operations before stock-based compensation expense, interest income and expense, depreciation & amortization expense, and provision for income taxes. The Company is reporting on Adjusted Earnings because it believes that it may be useful for certain investors and readers of the Financial Statements as an important measure of the Company's performance. Adjusted Earnings is not a measure of financial performance under Canadian GAAP and is not necessarily comparable to similarly titled measures used by other companies. Adjusted Earnings should not be interpreted as an alternative to net earnings, cash flows from operations (as determined in accordance with Canadian GAAP) or as a measure of liquidity.

HIGHLIGHTS – FISCAL THIRD QUARTER ENDED JULY 31, 2007

During the fiscal third quarter of 2007, Wi-LAN completed the following significant transaction:

- on June 29, 2007, the Company completed the acquisition of Tri-Vision International Ltd./Ltée ("Tri-Vision") in an all-share transaction valued at $91,054, plus $1,511 in estimated transaction costs and $1,337 in estimated restructuring costs. The Company issued 17,649,212 common shares of Wi-LAN Inc. and reserved an additional 517,696 common shares in exchange for outstanding warrants in Tri-Vision. Wi-LAN acquired Tri-Vision's $5,782 of cash and investments and now owns critical patents, licenses and other intangibles valued at $93,264 relating to the V-chip technology, the only solution to parental control that the U.S. Federal Communications Commission ("FCC") has mandated be built into all digital TV receivers, set-top boxes, VCRs and digital video recorders sold or used in the United States. The Company is actively seeking buyers for Tri-Vision's cable television products and distribution business.

RESULTS OF OPERATIONS – COMPARISON OF QUARTERLY RESULTS

The results of the Company's ongoing patent licensing business, including revenues, operating expenses, depreciation & amortization, tax expense and other items are reported as "continuing operations" in the consolidated statements of operations and deficit, and balance sheets. In the fiscal second quarter of 2006, the Company decided to exit its products and engineering services businesses. The results of those businesses have been reported as "discontinued operations".

SIGNIFICANT ITEMS INCLUDED IN Wi-LAN'S EARNINGS FOR THE THREE MONTHS ENDED JULY 31, 2007 ("Q3/07"), APRIL 30, 2007 ("Q2/07") AND JULY 31, 2006 ("Q3/06"), AND FOR THE NINE MONTHS ENDED JULY 31, 2007 AND 2006, FOLLOW:

Wi-LAN's acquisition of Tri-Vision was completed on June 29, 2007. Accordingly, the Company's operating results for the three and nine months to July 31, 2007 reflect the Tri-Vision's licensing revenues, operating expenses and depreciation & amortization of intellectual property ("IP") and other intangible assets for the one-month period from acquisition.

	Three months ended						Nine months ended			
	July 31, 2007		April 30, 2007		July 31, 2006		July 31, 2007		July 31, 2006	
Revenues	$ 4,761		$ 75		$ 2,096		$ 54,101		$ 2,096	
Operating expenses										
Stock-based compensation	(1,141)	31%	(135)	6%	(288)	19%	(1,419)	15%	(416)	9%
Other compensation expenses	(1,221)	34%	(968)	44%	(466)	31%	(4,670)	51%	(1,156)	25%
Other operating expenses	(1,279)	35%	(1,095)	50%	(729)	49%	(3,141)	34%	(3,032)	66%
Total operating expenses	(3,641)	100%	(2,198)	100%	(1,483)	100%	(9,230)	100%	(4,604)	100%
Depreciation & amortization	(2,028)		(1,056)		(187)		(3,830)		(460)	
Settlement	-		-		-		-		9,635	
Gain on sale of property	-		-		-		-		1,145	
Gain on debt settlement	-		-		-		-		2,919	
Interest										
Interest income	999		904		6		2,070		56	
Interest expense on long-term debt	-		-		-		-		(97)	
Earnings/(loss) from continuing operations before income taxes	91		(2,275)		432		43,112		10,720	
Provision for income tax expense	-		-		-		(16,726)		-	
Earnings/(loss)										
From continuing operations	91		(2,275)		432		26,386		10,720	
From discontinued operations	-		-		(832)		-		(12,906)	
Net and comprehensive earnings/(loss)	$ 91		$ (2,275)		$ (400)		$ 26,386		$ (2,186)	
Adjusted Earnings (1)	$ 2,261		$ (1,988)		$ 901		$ 46,291		$ 11,637	
Earnings/(loss) per share - basic and diluted										
Continuing operations										
Basic	$ -		$ (0.03)		$ 0.01		$ 0.36		$ 0.24	
Diluted	$ -		$ (0.03)		$ 0.01		$ 0.35		$ 0.24	
Discontinued operations										
Basic	$ -		$ -		$ (0.02)		$ -		$ (0.29)	
Diluted	$ -		$ -		$ (0.02)		$ -		$ (0.29)	
Net earnings										
Basic	$ -		$ (0.03)		$ (0.01)		$ 0.36		$ (0.05)	
Diluted	$ -		$ (0.03)		$ (0.01)		$ 0.35		$ (0.05)	
Weighted average number of shares										
Basic	81,420,904		72,346,139		48,975,539		72,546,484		44,670,333	
Diluted	83,665,228		72,346,139		48,975,539		75,171,518		44,670,333	

(1) Adjusted Earnings represents earnings/(loss) from continuing operations before stock-based compensation, depreciation & amortization, interest income and interest expense on long-term debt and provision for income taxes.

Revenues

Licensing revenues earned by the Company for Q3/07, Q2/07 and the nine months ended July 31, 2007 were $4,761, $75 and $54,101, respectively compared with $2,096 for the three and nine months ended July 31, 2006. As partial consideration for the licenses, Wi-LAN received patents that management valued at $3,515 and $37,515 for Q3/07 and the nine months ended July 31, 2007, respectively (2006 – nil). The valuation has been substantiated by a report received from a major independent accounting firm for each portfolio of patents.

Total Operating Expenses

Operating expenses comprise stock-based compensation expense, other compensation costs, legal costs, patent management expenses, and other expenses such as facilities and public company reporting, and stock exchange listing costs. Operating expenses, excluding stock-based compensation, for Q3/07, Q2/07 and the nine months ended July 31, 2007 were $2,500, $2,063 and $7,811, respectively, compared with $1,195 and $4,188 for the three and nine months ended July 31, 2006. The growth in operating expenses reflects the hiring of additional staff and consultants to implement Wi-LAN's business plans, including the Tri-Vision licensing staff that joined the Wi-LAN team with the acquisition, effective June 29, 2007.

Stock-based compensation expense is a non-cash expense driven in part by the number, fair value and vesting rights of options granted. The stock-based compensation expense in Q3/07, Q2/07 and for the fiscal 2007 nine months was $1,141, $135 and $1,418, respectively. The fiscal 2006 comparable amounts for Q3/06 and nine months were $288 and $416, respectively. The increase in Q3/07 reflects the vesting rights and is the result of options granted (1,177,500 in Q3/07, 60,000 in Q2/07 and 2,470,000 in Q3/06) and the average value per option ($2.71 in Q3/07, $3.02 in Q2/07 and $0.39 in Q3/06).

ITEMS INCLUDED IN THE COMPANY'S OTHER COMPENSATION EXPENSE FOLLOW:

	Three months ended			Nine months ended	
	July 31, 2007	April 30, 2007	July 31, 2006	July 31, 2007	July 31, 2006
Other compensation expense					
RSUs and DSUs	$ 140	$ 328	$ 128	$ 1,767	$ 128
Bonuses and commissions	178	64	-	922	-
Compensation	903	576	338	1,981	1,028
Total other compensation expense	$ 1,221	$ 968	$ 466	$ 4,670	$ 1,156

Other compensation expense for Q3/07 totalled $1,221 or 34% of Q3/07 operating expenses. In comparison, other compensation expense for Q2/07 amounted to $968 (44% of operating expenses) and Q3/06 amounted to $466 (31% of operating expenses).

For the nine months ended July 31, 2007 and 2006, other compensation expenses were $4,670 and $1,156, respectively, representing 51% and 25% of total operating expenses for the periods. During the nine months ended July 31, 2006, the Company was implementing its restructuring, and most of the Company's compensation costs were applied to the discontinued businesses supported by the staff during the period.

In addition to base salaries and benefits, other compensation expense for nine months ended July 31, 2007 included costs relating to restricted share units ("RSUs"), deferred stock units ("DSUs") and bonuses and commissions. The value of RSUs and DSUs is based on the price of Wi-LAN's shares and the expense recorded in a quarter reflects both the change in the price of Wi-LAN's shares and the number of RSUs and DSUs accruing. RSUs are settled in cash and DSUs are generally settled by the issue of common shares.

The Q3/07 expense for RSUs and DSUs was $140, a decrease of $188 from the $328 expense in Q2/07. The Company's share price decreased when compared with the previous quarter resulting in the decrease in RSU and DSU expense.

The applicable quarter-ending closing prices for Wi-LAN's shares on the Toronto Stock Exchange were:

October 31, 2006	$1.87
January 31, 2007	$5.52
April 30, 2007	$5.55
July 31, 2007	$4.35

Bonuses and commission expenses amounted to $178 in Q3/07 and $64 in Q2/07. The increase is due to commissions paid on revenues generated during the quarter. In the nine months ended July 31, 2007, this expense totalled $922. These payments relate directly to the successful results achieved by the Company, including the revenues recognized from licensing agreements.

There were no bonuses or commissions included in compensation expense in Q3/06 or in the nine months ended July 31, 2006.

Compensation includes salaries and benefits for employees plus the cost of contractors and consultants. These costs are increasing as the Company adds personnel to key positions that are required to pursue the business opportunities available to the Company.

Other operating expenses amounted to $1,279 in Q3/07, an increase of $184 and $550 over Q2/07 and Q3/06, respectively. The major reason for the $184 increase from Q2/07 was the operating expenses of Tri-Vision for the period following its acquisition on June 29, 2007. The increase over Q3/06 reflects the growth of expenses required to enable the Company to achieve its objectives as a "pure play" IP licensing company.

Other operating costs for the nine months ended July 31, 2007 and 2006 were $3,141 and $3,032, respectively.

Depreciation & Amortization, Tax Expense and Other Items

Depreciation & amortization ("D&A") expense reflects mainly the amortization of the Company's patent portfolio and other intangible assets. The most significant additions in fiscal 2007 were: $34,000 of DSL patents acquired in December 2006 and $93,264 of patents and license agreements acquired with Tri-Vision on June 29, 2007. These portfolios are being amortized on a straight-line basis over their estimated useful lives of 10 and 9 years, respectively.

In Q3/07, D&A expense amounted to $2,028, an increase of $972 from Q2/07 and $1,841 higher than Q3/06. The increase from Q2/07 was due mainly to the one month of amortization in Q3/07 of the fair value of patents and other intangibles acquired in the acquisition of Tri-Vision in June 2007. D&A also includes amortization of the Nokia patents acquired in Q1/07 and therefore not included in amortization expense in the 2006 periods.

D&A expense for the nine months ended July 31, 2007 and 2006 was $3,830 and $460, respectively.

For the three and nine months ended July 31, 2007, the Company has recorded income tax expense of nil and $16,726, respectively on earnings from continuing operations before taxes of $91 and $43,112, respectively

At October 31, 2006, the Company had unused non-capital tax losses, SR&ED and temporary differences carried forward in the amount of $101,608. At July 31, 2007, there has been a reduction in the tax loss carryforward balances to approximately $59,000, corresponding with earnings from continuing operations

before income taxes in the amount of $43,112 year-to-date. Stock-based compensation expense and certain amortization charges are not deductible for income tax purposes. The valuation allowance applied against tax loss carryforward balances has been reduced to offset the taxable income that would otherwise be generated by the add back of these amounts.

The carryforward balances may be used to offset future taxable income. Management has provided a full valuation allowance against these tax loss carryforward balances. In assessing whether future tax assets will be realized, management considers whether it is more likely than not that some portion or all of the future tax assets will not be realized. The realization of future tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes are deductible.

The amount of the future tax asset considered realizable could change materially in the near term, based on projections of future taxable income during the carryforward period. Management assesses the valuation allowance against other tax losses carried forward and other temporary differences on a quarterly basis in order to determine when it may be appropriate to recognize additional future income tax benefits in the Company's financial statements. Going forward, Wi-LAN expects to generate revenues from licensing its IP, but the timing and nature of individual agreements cannot be predicted.

There was no impact on earnings from the discontinued businesses during the three and nine months ended July 31, 2007. The $832 loss in Q3/06 and $12,906 for the nine month period ended July 31, 2006 represent the operating losses and other costs incurred by the discontinued businesses.

GUIDANCE – OPERATING EXPENSES

It has been Wi-LAN's practice not to provide guidance on the range of expected future revenues and earnings, given the relatively early stage of its development in licensing as well as the difficulty in predicting the timing and value of patent acquisition opportunities, and possible future litigation, both of which could require significant investment. In order to assist investors and other interested parties in their understanding of Wi-LAN's performance, management believes that operating expenses for the fiscal year 2007 will likely be in the range of $13-14 million, based on current plans and expectations, including the impact of the acquisition of Tri-Vision, and growth in staff-related and legal expenses. The increase from previous guidance is due mainly to the additional compensation and expenses of the V-chip licensing team and higher stock-based compensation expenses.

Wi-LAN expects to generate revenues from licensing its IP, but the timing and nature of individual agreements cannot be predicted. The major components of operating expenses comprise: compensation, legal costs, patent management expenses and other expenses such as facilities and public company reporting, and listing costs. Depreciation & amortization expenses will increase to reflect the value and remaining lives of patent groups in Wi-LAN's overall portfolio, including IP acquisitions.

Compensation costs will grow as Wi-LAN adds staff to pursue licensing opportunities and manage its business. The compensation costs include: stock-based compensation expenses, a non-cash expense, the costs of RSUs and DSUs, bonuses, commissions and other compensation costs in accordance with employment agreements. There were 750,000 RSUs granted in Q3/06; of those, 250,000 were paid in January 2007, 250,000 vest in January 2008 and 250,000 in January 2009.

Legal expenses will likely increase, depending mainly on litigation that is undertaken by the Company. Wi-LAN expects that it will be required to litigate from time to time with parties that infringe its patents but

refuse to pay what the Company considers fair consideration either for a license or as compensation for past infringement.

Currently, the Company is in litigation with D-Link in the Federal Court of Canada concerning the alleged infringement by D-Link of Canadian patent #2,064,975.

This litigation is in its early stages and D-Link filed a Statement of Defence on April 23, 2007, responding to the Statement of Claim filed by the Company. On May 8, 2007, a Notice of Status Review was delivered by the Federal Court to the parties in the D-Link case. This is a standard notice filed in every case one year after a Statement of Claim is filed - the delay to date has been caused by the parties' disagreement over certain terms in the Claim. The main purpose of the Status Review that was conducted on June 8, 2007, was to review the past conduct of the litigation. A ruling has not been made in accordance with the Status Review. The Company does not believe the case will be dismissed for delay and Wi-LAN will be asking the Court to implement a case management program to establish an aggressive timetable for the litigation.

In May 2007, Tri-Vision sued TigerDirect. In addition to a declaration of past infringement by TigerDirect, Tri-Vision has also sought an interim, introductory and permanent injunction to prevent future infringement of its Canadian patent No. 2,179,474 and damages, including compensation plus interest and legal costs.

In management's experience, the costs of taking a patent litigation to trial in Canada on one patent are generally in the range of $1-2 million, although costs can vary significantly depending on a range of factors.

It is likely that the Company will litigate in the future in the United States and, in part, the current financial resources will provide the Company with the funds necessary to either litigate or demonstrate to potential licensees that the Company has the funds required to carry on litigation in the United States. Costs of significant litigation in the United States can range between US$10-15 million from launch until trial.

LIQUIDITY

	Q3/07	Q2/07	Q4/06
As at	July 31, 2007	April 30, 2007	October 31, 2006
Cash and cash equivalents	$ 100,515	$ 94,967	$ 16,680
Working capital	99,250	94,967	33,313
Mortgage payable related to assets held for sale	555	-	-

Cash and short-term investments increased by $5,548 in Q3/07 to $100,515 at July 31, 2007, due mainly to $5,782 of cash and equivalents acquired in the purchase of Tri-Vision. Working capital increased by $4,283 during the same period to $99,250 at July 31, 2007. The increase in cash and short-term investments during the nine months ended July 31, 2007 amounted to $83,835, including total net proceeds of $65,914 generated in December 2006 and March 2007 financings and the receipt of approximately $15,000 (€10,000) from Nokia for a licensing agreement, in addition to the cash acquired with Tri-Vision in Q3/07. For the nine months ending July 31, 2007, working capital increased by $65,937, including the financing activities less $16,726 future tax asset charged to Q1/07 earnings.

Wi-LAN had no long-term debt at July 31, 2007 and October 31, 2006. The Company has a mortgage on the land and building owned by Tri-Vision and included in assets held for sale as a current asset. The mortgage is expected to be paid when the related land and building are sold.

The Company's cash equivalents include t-bills, term deposits, GICs and bank-sponsored short-term commercial paper.

Wi-LAN plans to use its cash resources to fund its operations, fund any litigation that might be required and purchase additional high quality patent portfolios that are identified and fit the Company's strategic direction and IP directed at communications and consumer electronics markets.

The Company's ability to generate cash from operations going forward is based entirely on licensing its patent portfolio to companies around the world who sell equipment in the consumer electronics and other markets. To date, Wi-LAN has licensed all of the IP it owned at December 2005 to Cisco and effective December 4, 2006, all of its IP owned at that time to Nokia. Wi-LAN has also licensed many other companies to selected IP, including the V-chip technology. It is difficult to predict the timing and nature of future licenses.

Wi-LAN plans to finance its cash requirements for operating expenses, litigation costs and technology acquisitions by a combination of cash generated from licensing its IP and, when desirable based on market conditions, by selling common shares to the public.

The Company expects that it will be required to litigate from time to time with parties that infringe its patents but refuse to pay what the Company considers fair consideration either for a license or as compensation for past infringement. It is important that target licensees know that, if necessary, the Company has sufficient funds to fight a protracted litigation, otherwise a party may be more reluctant to take a license.

Other operating expenses will be managed to align with Wi-LAN's financial position with its prospects. Patent acquisitions will depend on the quality and fit of the patents that become available to Wi-LAN, and may be achieved by various business structures, including acquisitions for cash or Wi-LAN shares, sharing the net revenues generated from the patents (i.e. on a contingency basis) and the acquisition of patents as consideration for licensing Wi-LAN's current portfolio of patents. During the first nine months of fiscal 2007, the cost of patents purchased for cash amounted to $1,871 and a further $93,264 was assigned as the fair value of the patents and other intangibles acquired in the acquisition of Tri-Vision.

MINIMUM COMMITMENTS FOR THE LEASED PREMISES IN OTTAWA ARE CURRENTLY AS FOLLOWS:

				Years ending October 31,	
	Total	2007	2008	2009	Thereafter
Lease for premises	$ 1,743	$ 82	$ 329	$ 338	$ 994

The Company has a commitment for future minimum annual lease payments for its Ottawa premises, totalling $1,743 over the next five years. In Q3/07, Wi-LAN began its implementation of plans to expand its space from approximately 4,800 square feet to approximately 9,500 square feet, with a resulting increase in its lease commitments. The work is planned for completion in September 2007.

CAPITAL RESOURCES

Wi-LAN will have two main types of capital investment going forward: the acquisition of new patents and IP under Wi-LAN's Technology Acquisition Program ("TAP") to support continuing growth in the Company's business and capital assets such as computers, software, furniture and facilities to support staff requirements. The timing and extent of TAP expenditures could be significant if the right opportunities are available and the acquisitions fit Wi-LAN's financial capacity and strategic direction of communications and

consumer electronics IP licensing. Expenditures for capital assets will match the Company's growth and are expected to be significantly more modest over time than those associated with TAP.

The funding for Wi-LAN's capital investment will come from a combination of cash and cash equivalents on hand, cash generated from licensing activities and external financing as appropriate.

OUTSTANDING COMMON SHARE DATA

As at	July 31, 2007	October 31, 2006
Common shares	93,255,366	61,099,073
Securities convertible into common shares		
Stock options	4,048,166	4,039,350
Deferred stock units (DSUs)	26,348	26,348
Warrants	615,496	772,332
	97,945,376	65,937,103

RELATED PARTY TRANSACTIONS

On July 31, 2007, the Company signed an agreement to license certain of its IP to Powerstar International Inc. ("Powerstar"). Wi-LAN has identified Powerstar as a related party because Powerstar's Chairman and CEO, Dr. Hatim Zaghloul, is also Chairman of the Board of Wi-LAN and the Wi-LAN's President & CEO, Jim Skippen, is also a member of the Board of Directors of Powerstar. In accordance with the license agreement, no amounts were due or payable in the period.

On April 30, 2007, the Company acquired patents owned by two members of the Board of Directors for total cash consideration of $100. These patents have been recorded at the exchange amount.

In July 2006, the Company entered into a one-year consulting contract with Dr. Hatim Zaghloul, the Chairman of the Board, through a company controlled by him. Under the terms of the agreement, Wi-LAN paid a monthly consulting fee of $10 plus expenses, and granted the Chairman options to purchase 250,000 common shares at $1.30 per share. On June 30, 2007, the consulting agreement expired and was not renewed. In the event that Dr. Zaghloul provides any additional consulting services, they will be provided on an ad hoc basis at an hourly rate of $500 per hour.

SELECTED QUARTERLY INFORMATION

The following is a summary of Wi-LAN's quarterly financial results for the past eight quarters.

Operating Highlights

Fiscal quarter Three months ended	Q3/07 July 31/07	Q2/07 Apr 30/07	Q1/07 Jan 31/07	Q4/06 Oct 31/06	Q3/06 July 31/06	Q2/06 Apr 30/06	Q1/06 Jan 31/06	Q4/05 Oct 31/05
Revenues	$ 4,761	$ 75	$ 49,265	$ 12	$ 2,096	$ -	$ -	$ -
Operating and amortization expenses	(5,669)	(3,254)	(4,137)	(1,333)	(1,670)	(1,705)	(1,689)	(1,201)
Settlement (1)	-	-	-	-	-	-	9,635	-
Gain on debt settlement	-	-	-	-	-	2,919	-	-
Future income tax (expense)/recovery	-	-	(16,726)	16,726	-	-	-	-
Earnings (loss) from continuing ops	91	(2,275)	28,570	15,567	432	1,236	9,052	(1,214)
Earnings/(loss) from discontinued ops	-	-	-	728	(832)	(6,412)	(5,662)	(15,667)
Net earnings/(loss)	$ 91	$ (2,275)	$ 28,570	$ 16,295	$ (400)	$ (5,176)	$ 3,390	$ (16,881)
Adjusted Earnings (2)	$ 2,261	$ (1,988)	$ 46,018	$ (1,075)	$ 901	$ 1,457	$ 9,279	$ (869)
Earnings/(loss) per share - basic and diluted								
Continuing operations								
Basic	$ -	$ (0.03)	$ 0.45	$ 0.26	$ 0.01	$ 0.03	$ 0.21	$ (0.03)
Diluted	$ -	$ (0.03)	$ 0.43	$ 0.26	$ 0.01	$ 0.03	$ 0.21	$ (0.03)
Discontinued operations								
Basic	$ -	$ -	$ -	$ 0.01	$ (0.02)	$ (0.15)	$ (0.13)	$ (0.37)
Diluted	$ -	$ -	$ -	$ 0.01	$ (0.02)	$ (0.15)	$ (0.13)	$ (0.37)

(1) The $9,635 settlement with Cisco, net of expenses, comprising the settlement of the lawsuit, sale of patents and a license, has been reported as a "settlement", and not revenue.

(2) Adjusted Earnings represents earnings/(loss) from continuing operations before stock-based compensation, depreciation & amortization, interest income and expense and provision for income taxes.

Financial Position

Fiscal quarter As at	Q3/07 July 31/07	Q2/07 Apr 30/07	Q1/07 Jan 31/07	Q4/06 Oct 31/06	Q3/06 July 31/06	Q2/06 Apr 30/06	Q1/06 Jan 31/06	Q4/05 Oct 31/05
Cash and cash equivalents	$ 100,515	$ 94,967	$ 57,756	$ 16,680	$ 9,556	$ 3,239	$ 8,374	$ 3,690
Future tax asset	-	-	-	16,726	-	-	-	-
Patents and other intangibles, net	138,684	42,295	43,047	9,787	9,988	10,170	8,848	10,059
Goodwil	17,683	-	-	-	-	-	-	-
Total assets	263,574	140,087	103,396	44,775	20,727	15,254	28,484	25,578
Future income taxes	25,721	-	-	-	-	-	-	-
Total liabilities	33,384	2,587	1,790	1,501	1,766	4,227	13,940	14,662
Shareholders' equity	230,190	137,500	101,606	43,274	18,961	11,027	14,544	10,916
Shares outstanding (end of period)	93,255	75,167	69,038	61,099	54,426	44,638	42,229	42,229

CRITICAL ACCOUNTING POLICIES, INCLUDING INITIAL ADOPTION OF POLICIES, AND CRITICAL ESTIMATES

Critical accounting estimates are defined as estimates that are very important to the portrayal of Wi-LAN's financial position and operating results and require management to make judgments based on underlying assumptions about future events and their effects.

These underlying assumptions are based on historical experience and other factors that management believes to be reasonable under the circumstances and are subject to change as events occur, as additional information is obtained and as the environment in which Wi-LAN operates changes.

Critical accounting estimates and accounting policies are reviewed annually or more often if needed, by the Audit Committee of the Board.

Patents and Other Intangibles

Wi-LAN has acquired patents, license agreements and other intangible assets in conjunction with both business acquisitions and as full or partial settlement of licensing fees. In determining the fair value of these patents and other intangibles, the Company makes estimates and judgements about the future income-producing capabilities of these assets and related future cash flows. The Company also makes estimates about the useful lives of these assets based on assessment of the legal and economic lives of the patents and potential future licensing revenues achievable from the portfolio. The portfolio as at July 31, 2007 is being amortized on a straight-line basis over the remaining useful lives of the patents and ranges from 9 to 14 years. If the Company's basis for assessing the useful lives of the intangibles and potential future licensing revenues achievable from the portfolio are adversely affected, the Company could record write-downs of patents, write-down of other intangible assets, or changes in the estimated useful lives of these assets, which would result in charges to amortization expense in the future. Such charges would not affect cash flows.

Income Taxes

In assessing the realizability of future tax assets and the application of the valuation allowance, management considers whether it is more likely than not that some portion or all of the future tax assets will not be realized. The realization of future tax assets is dependent upon the generation of future taxable income during the periods in which loss carry-forwards and temporary differences are deductible. The amount of the future tax asset considered realizable is based on management's estimates of future taxable income by jurisdiction during the carry-forward period and also takes into consideration tax planning strategies that management intends to pursue. This assessment could change materially in the near term

Stock Option Accounting

Wi-LAN estimates the fair value of options for financial reporting purposes using the Black-Scholes model, which requires a number of subjective assumptions, including the expected lives of the option, risk-free interest rate, dividend rate and future volatility of the price of the Company's common shares. The use of different subjective assumptions could materially affect the fair value estimate. The Company estimates the risk-free interest rate based on Government of Canada benchmark bonds. The Company bases its estimate of expected life of the option based on an analysis of options exercised by its employees and the period over which the options can be exercised. Wi-LAN estimates the future volatility of its share price based on the historical volatility of the share price. The fair values of the options issued are being recognized as compensation expense over their applicable vesting periods on a straight-line basis.

Financial Instruments

On November 1, 2006, the Company adopted the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 1530, "Comprehensive Income," CICA Handbook Section 3855, "Financial Instruments –

Recognition and Measurement," CICA Handbook Section 3861, "Financial Instruments – Disclosure and Presentation," and CICA Handbook Section 3865, "Hedges." These new Handbook sections provide comprehensive requirements for the recognition and measurement of financial instruments, hedge accounting and reporting, and displaying comprehensive income. The adoption of these policies did not have an impact on Wi-LAN's financial statements. The Company's investments are classified as held-to-maturity and are carried at amortized costs. The Company does not have financial instruments where these policies would apply.

Revenue Recognition

As the Company continues to develop and expand its revenue streams, it has implemented specific policies with respect to revenue recognition as follows, in accordance with Canadian GAAP.

The Company licenses rights to its IP including its patent portfolio and recognizes revenue when it is earned. The Company considers revenue to be earned when it has persuasive evidence of an arrangement, the IP obligation has been fulfilled in accordance with the terms of the licensing agreement, including delivery and acceptance, and collection is reasonably assured.

Revenues from licensing arrangements with extended payment terms where fees are fixed in one or more instalments of cash or in-kind property such as patents, are generally recognized as payments become due.

Revenues from royalties based on the licensee's sale of products incorporating or using the Company's IP, often referred to as "running royalties," are recognized based on royalties due to Wi-LAN as reported by licensees during the quarter.

The application of these policies did not have an impact on Wi-LAN's financial statements.

Goodwill

Pursuant to the recommendations of CICA Handbook Section 1581, "Business Combinations", the Company has recorded goodwill resulting from the acquisition of Tri-Vision and has applied the recommendations of CICA Handbook Section 3062, "Goodwill and Intangible Assets."

Goodwill represents the excess of the purchase price of the Company's business acquisition over the fair value of identifiable net assets acquired and is allocated as at the date of the business combination. Goodwill is not amortized, but will be tested for impairment on an annual basis or more frequently if events or changes in circumstances indicate the asset might be impaired.

The impairment test is carried out in two steps. In the first step, the carrying value of the reporting unit including goodwill is compared with its fair value. When the fair value of a reporting unit exceeds its carrying value, goodwill of the reporting unit is considered not to be impaired and the second step is considered unnecessary.

In the event the fair value of the reporting unit, including goodwill, is less than the carrying value, the implied fair value of the reporting unit's goodwill is compared with its carrying value to measure the amount of the impairment loss. When the carrying value of goodwill in the reporting unit exceeds the implied fair value of the goodwill, an impairment loss is recognized in an amount equal to the excess and is presented as a separate line item in the consolidated statements of operations and deficit.

Form 52-109F2 – Certification of Interim Filings

I, James D. Skippen, President & Chief Executive Officer of Wi-LAN Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Wi-LAN Inc., (the issuer) for the interim period ending July 31, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

September 5, 2007

James D. Skippen
President & Chief Executive Officer

Form 52-109F2 – Certification of Interim Filings

I, R. Stephen Bower, Chief Financial Officer of Wi-LAN Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Wi-LAN Inc., (the issuer) for the interim period ending July 31, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

September 5, 2007

R. Stephen Bower
Chief Financial Officer

Wi-LAN Inc. 11 Holland Avenue, Suite 608, Ottawa, ON Canada K1Y 4S1
T: (613) 688-4900 **F:** (613) 688-4894 **I:** wi lan.com

Wi-LAN Inc.

FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED APRIL 30, 2007

JUNE 7, 2007

Wi-LAN Inc.

Consolidated Statements of Operations and Deficit

(Unaudited)

(in thousands of Canadian dollars, except per share amounts)

	Three Months Ended April 30, 2007	Three Months Ended April 30, 2006	Six Months Ended April 30, 2007	Six Months Ended April 30, 2006
Revenues	**$ 75**	$ -	**$ 49,340**	$ -
Income/(expenses) from the following				
Operating expenses	**(2,198)**	(1,570)	**(5,588)**	(3,121)
Depreciation & amortization	**(1,056)**	(135)	**(1,802)**	(273)
Settlement (note 3)	**-**	-	**-**	9,635
Gain on sale of property (note 4)	**-**	-	**-**	1,145
Gain on debt settlement (note 5)	**-**	2,919	**-**	2,919
Other income	**-**	30	**-**	30
Interest				
Interest income	**904**	34	**1,071**	50
Interest expense on long-term debt	**-**	(42)	**-**	(97)
Earnings/(loss) from continuing operations before income taxes	**(2,275)**	1,236	**43,021**	10,288
Provision for income taxes (note 6)	**-**	-	**(16,726)**	-
Earnings/(loss) from continuing operations	**(2,275)**	1,236	**26,295**	10,288
Loss from discontinued operations (note 7)	**-**	(6,412)	**-**	(12,074)
Net and comprehensive earnings/(loss)	**(2,275)**	(5,176)	**26,295**	(1,786)
Deficit, beginning of period	**(137,022)**	(176,311)	**(165,592)**	(179,701)
Deficit, end of period	**$ (139,297)**	$ (181,487)	**$ (139,297)**	$ (181,487)
Earnings/(loss) per share - basic and diluted (note 9h)				
Continuing operations				
Basic	**$ (0.03)**	$ 0.03	**$ 0.39**	$ 0.24
Diluted	**$ (0.03)**	$ 0.03	**$ 0.37**	$ 0.24
Discontinued operations				
Basic	**$ -**	$ (0.15)	**$ -**	$ (0.28)
Diluted	**$ -**	$ (0.15)	**$ -**	$ (0.28)
Net earnings				
Basic	**$ (0.03)**	$ (0.12)	**$ 0.39**	$ (0.04)
Diluted	**$ (0.03)**	$ (0.12)	**$ 0.37**	$ (0.04)
Weighted average number of shares				
Basic	**72,346,139**	42,927,301	**68,038,657**	42,578,242
Diluted	**72,346,139**	42,927,301	**70,854,046**	42,578,242

Wi-LAN Inc.
Consolidated Balance Sheets
(Unaudited)
(in thousands of Canadian dollars)

	April 30, 2007	October 31, 2006
Assets		
Current assets		
Cash and cash equivalents	$ 94,967	$ 16,680
Accounts receivable	2,111	400
Future tax asset (note 6)	-	16,726
Prepaid expenses and deposits	476	387
Assets of discontinued businesses (note 7)	-	621
Current assets	97,554	34,814
Furniture and equipment, net	238	174
Patents, net (note 8)	42,295	9,787
Assets	$ 140,087	$ 44,775
Liabilities and Shareholders' Equity		
Current liabilities		
Accounts payable and accrued liabilities	$ 2,587	$ 814
Liabilities of discontinued businesses (note 7)	-	687
Current liabilities	2,587	1,501
Shareholders' equity		
Common shares	270,891	202,396
Contributed surplus	5,906	6,470
Deficit	(139,297)	(165,592)
Shareholders' equity	137,500	43,274
Liabilities and Shareholders' Equity	$ 140,087	$ 44,775

Commitments and contingencies (note 11)

See accompanying notes to consolidated financial statements

Wi-LAN Inc.
Consolidated Statements of Cash Flows
(Unaudited)
(in thousands of Canadian dollars)

	Three Months Ended April 30, 2007	Three Months Ended April 30, 2006	Six Months Ended April 30, 2007	Six Months Ended April 30, 2006
Cash provided by/(used in)				
Operations				
Earnings/(loss) from continuing operations	$ (2,275)	$ 1,236	$ 26,295	$ 10,288
Non-cash items				
Stock-based compensation	135	78	278	128
Depreciation & amortization	1,056	135	1,802	273
Settlement (note 3)	-	-	-	(9,635)
Gain on sale of property (note 4)	-	-	-	(1,145)
Gain on sale of patents	-	-	-	(429)
Patents acquired (note 8)	-	-	(34,000)	-
Future income tax (note 6)	-	-	16,726	-
Other non-cash items	-	(4,719)	-	(4,508)
	(1,084)	(3,270)	11,101	(5,028)
Change in non-cash working capital balances				
Accounts receivable	2	(43)	(1,711)	122
Prepaid expenses and deposits	(189)	(142)	(89)	(83)
Accounts payable and accrued liabilities	797	(11)	1,773	-
Cash generated from/(used in) continuing operations	(474)	(3,466)	11,074	(4,989)
Cash used in discontinued operations (note 7)	-	(2,271)	(66)	(7,089)
Cash generated from/(used in) operations	(474)	(5,737)	11,008	(12,078)
Financing				
Proceeds on sale of common shares, net of share issuance costs totalling $2,378 and $4,086	37,622	-	65,914	-
Share capital issued for cash on the exercise of options	51	-	1,114	-
Share capital issued for cash on the exercise of warrants	361	-	625	-
Cash received from loan payable	-	-	-	2,000
Repayment of loan payable	-	(2,000)	-	(2,000)
Cash generated from/(used in) continuing operations	38,034	(2,000)	67,653	-
Cash used in discontinued operations (note 7)	-	(19)	-	(33)
Cash generated from/(used in) financing	38,034	(2,019)	67,653	(33)
Investing				
Purchase of furniture and equipment	(51)	(1)	(76)	(2)
Purchase of patents	(298)	-	(298)	(6)
Restricted cash	-	2,000	-	-
Proceeds from settlement, net (note 3)	-	-	-	9,635
Proceeds from sale of patents (note 3)	-	-	-	1,510
Cash generated from/(used in) continuing operations	(349)	1,999	(374)	11,137
Cash generated from discontinued operations (note 7)	-	622	-	523
Cash generated from/(used in) investing	(349)	2,621	(374)	11,660
Net cash and cash equivalents generated/(used) in the period	37,211	(5,135)	78,287	(451)
Cash and cash equivalents, beginning of period	57,756	8,374	16,680	3,690
Cash and cash equivalents, end of period	$ 94,967	$ 3,239	$ 94,967	$ 3,239

(thousands of Canadian dollars, except share and per share amounts, unless otherwise stated)

1. BASIS OF PRESENTATION

Wi-LAN Inc. ("Wi-LAN", or the "Company") is incorporated under the Business Corporations Act (Alberta), in Canada. In April 2007, the shareholders approved the continuance of the Company under the Canada Business Corporations Act.

Wi-LAN has developed, acquires and licenses a range of intellectual property that drives products in communications and consumer electronics markets. Some of the fundamental technologies covered by the Company's patents include: CDMA (a third generation wireless platform); Wi-Fi (the underlying technology of wireless local area networks and other products based on IEEE 802.11 specifications); WiMAX (broadband wireless technology that provides longer-range wireless connectivity based on IEEE 802.16 specifications); DSL (a standards-based access technology that provides broadband Internet access over twisted pair communications wiring) and DOCSIS (a standards-based technology to provide high-speed Internet and other data over coaxial cable networks). The DSL patents were acquired from Nokia in December 2006 (note 8), and a DOCSIS patent was acquired in May 2007.

Wi-LAN completed its transformation from a broadband wireless technology development and equipment manufacturing company to a "pure play" intellectual property ("IP") licensing company by divesting its products and engineering services businesses during 2006 (note 7). The results of the products business and engineering services business have been reported as discontinued operations in these financial statements.

2. SIGNIFICANT ACCOUNTING POLICIES

The consolidated interim financial statements of Wi-LAN Inc. include the accounts of Wi-LAN and its subsidiaries and have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") for interim financial information, including all normal recurring adjustments that are, in the opinion of management, necessary for a fair presentation of the financial position, results of operations and cash flows for the interim periods. As the interim financial statements do not contain all the disclosures required in annual financial statements, they should be read in conjunction with Wi-LAN's audited consolidated financial statements and accompanying notes thereto. These consolidated interim financial statements have been prepared following the same accounting policies disclosed in the Company's audited consolidated financial statements for the year ending October 31, 2006, with the following exception.

On November 1, 2006, the Company adopted the Canadian Institute of Chartered Accountants (CICA) Handbook Section 1530 Comprehensive Income, CICA Handbook Section 3855, Financial Instruments - Recognition and Measurement, CICA Handbook Section 3861, Financial Instruments - Disclosure and Presentation, and CICA Handbook Section 3865, Hedges. These new Handbook Sections provide comprehensive requirements for the recognition and measurement of financial instruments, hedge accounting and reporting, and displaying comprehensive income. The adoption of these standards did not have an impact on Wi-LAN's financial statements.

3. SETTLEMENT

In December 2005, the Company signed an agreement with Cisco Systems Inc. for the purchase of patents, paid-up and prepaid royalties on certain patents and settlement costs.

In January 2006, Wi-LAN received proceeds of $11,648 (US$10,000). The settlement, less related costs of the patents sold and expenses totalling $2,013, resulted in a net gain of $9,635.

4. GAIN ON SALE OF PROPERTY

In April 2005, the Company sold its head office facility in Calgary and committed to a seven year lease on approximately 35,000 square feet of office space. The gain on sale of approximately $1,200 was being recognized over the term of the operating lease.

Due to the termination of the associated lease in January 2006, and the move of the head office to smaller premises in Calgary, the Company recognized the $1,145 balance of the deferred gain as earnings in 2006.

5. GAIN ON DEBT SETTLEMENT

In March 2006, Wi-LAN and Industry Canada reached an agreement to terminate a Contribution Agreement, as amended, under the Technology Partnerships Canada ("TPC") program. In accordance with the settlement agreement, Wi-LAN paid $1,800 during its fiscal second quarter ended April 30, 2006, and was released unconditionally by the government from any further claims or commitments under the TPC program. This release included the elimination of the Company's prior obligation to issue warrants to purchase Wi-LAN common shares. The accrual to issue warrants, which were potentially due in cash, amounting to $4,719 at January 31, 2006 had been credited to earnings in the company's fiscal second quarter 2006, resulting in a net gain of $2,919 after the $1,800 repayment.

6. INCOME TAXES

In the first quarter of 2007, the Company earned $45,296 of pre-tax income, and recorded a $16,726 provision for future income tax expense. Subject to results for the remainder of fiscal 2007, non-capital tax losses carried forward will be reduced by this amount, although no cash taxes will be payable as a result of their application. There was no income tax recovery accrued on the $2,275 second quarter loss before income taxes, and a full valuation allowance has been applied against the Company's unused non-capital tax loss carry forwards, scientific research and experimental development credits and other temporary differences.

7. FINANCIAL RESULTS OF DISCONTINUED OPERATIONS

Wi-LAN discontinued its products and engineering services businesses in 2006. Proceeds on the disposal of the products business amounted to $1,754 less related expenses and other costs. Proceeds on the disposal of the engineering services business amounted to $100, and were included in the net loss from discontinued operations. A number of contingent costs were avoided by completing the disposition.

SUMMARY FINANCIAL RESULTS OF THE DISCONTINUED PRODUCTS AND ENGINEERING SERVICES BUSINESSES FOR THE THREE AND SIX MONTHS ENDED APRIL 30, 2007 AND 2006 ARE AS FOLLOWS:

	Three months ended April 30,		Six months ended April 30,	
	2007	2006	2007	2006
Revenues	$ -	$ 2,884	$ -	$ 7,344
Gross profit	-	(2,706)	-	(2,213)
Research and development expense	-	(2,920)	-	(5,531)
Selling, general and administrative expense	-	(253)	-	(3,815)
Loss on sale of businesses and equipment	-	(533)	-	(515)
Loss from discontinued businesses	$ -	$ (6,412)	$ -	$ (12,074)

As at	April 30, 2007	October 31, 2006
Assets		
Accounts receivable	$ -	$ 621
Total assets of discontinued businesses	-	621
Liabilities		
Accounts payable and accrued liabilities	-	607
Capital leases	-	80
Total liabilities of discontinued businesses	-	687
Net liabilities of discontinued businesses	$ -	$ (66)

	Three months ended April 30,		Six months ended April 30,	
	2007	2006	2007	2006
Operations				
Loss from operations	$ -	$ (6,412)	$ -	$ (12,074)
Non-cash items				
Stock-based compensation and DSUs	-	109	-	297
Depreciation & amortization	-	94	-	204
Loss on sale of businesses and other equipment	-	533	-	515
	-	(5,676)	-	(11,058)
Change in non-cash working capital balances				
Accounts receivable	-	2,898	-	4,396
Inventory	-	2,405	-	3,184
Prepaid expenses	-	923	-	1,054
Accounts payable and accrued liabilities	-	(2,821)	-	(4,665)
Cash used in operations	-	(2,271)	-	(7,089)
Financing				
Capital lease payments	-	(19)	-	(33)
Cash used in financing	-	(19)	-	(33)
Investing				
Proceeds on sale of business	-	622	-	622
Proceeds on sale of long-term investments	-	-	-	40
Purchase of property, plant and equipment	-	-	-	(139)
Cash generated from investing	-	622	-	523
Net cash used in discontinued businesses	$ -	$ (1,668)	$ -	$ (6,599)

8. PATENTS

In December 2006, Wi-LAN licensed its patent portfolio to Nokia. Under the terms of the agreement, Nokia received a fully paid-up license to Wi-LAN's current patent portfolio and as partial consideration, Nokia transferred patents, both issued and pending, to Wi-LAN. Management valued these patents at $34,000, an amount within the range of values provided by an independent valuator.

9. SHARE CAPITAL

a) Authorized

Unlimited number of voting common shares.

6,350.9 special preferred, redeemable, retractable, non-voting shares.

An unlimited number of preferred shares, issuable in series.

b) Issued and outstanding

The issued and outstanding common shares of Wi-LAN, along with equity instruments convertible into common shares, are as follows:

As at	April 30, 2007	October 31, 2006
Common shares	75,167,060	61,099,073
Securities convertible into common shares		
Stock options	3,304,000	4,039,350
Deferred stock units (DSUs)	26,348	26,348
Warrants	103,560	772,332
	78,600,968	65,937,103

As at January 31, 2007, no preferred shares or special preferred shares were issued or outstanding.

c) Common shares

Common shares	Number
October 31, 2006	61,099,073
Issued on sale of shares in December 2006	6,666,700
Exercise of stock options	971,887
Exercise of warrants	300,000
January 31, 2007	69,037,660
Issued on sale of shares in March 2007	5,714,300
Exercise of stock options	62,000
Exercise of warrants	353,100
April 30, 2007	75,167,060

In December 2006, the Company raised net cash of $28,292 (gross proceeds of $30,000) through the sale of 6,666,700 common shares offered by way of short form prospectus. The financing was priced at $4.50 per common share.

In March 2007, the Company raised net cash of approximately $37,622 (gross proceeds of $40,000) through the sale of 5,714,300 common shares offered by way of short form prospectus. The financing was priced at $7.00 per common share.

During the three and six months ended April 30, 2007, the Company issued 62,000 and 1,033,887 common shares pursuant to the exercise of stock options for proceeds of $1,063 and $1,113, respectively.

In addition, the Company issued 353,100 and 653,100 common shares pursuant to the exercise of warrants for proceeds of $361 and $625 for the three and six months ended April 30, 2007, respectively.

Contributed surplus has been reduced and common stock increased by $180 and $842 for the three and six months ended April 30, 2007, respectively; the amount originally credited to contributed surplus related to the options and warrants exercised.

d) **Stock options**

During the six months ended April 30, 2007, pursuant to the Company's stock option plan, the Company granted 299,000 stock options at various exercise prices ranging from $2.06 to $7.26. The options have a five year life and vest over three year periods.

During the three and six months ended April 30, 2007, nil and 463 stock options expired, respectively.

Stock-based compensation expense for the three and six months ended April 30, 2007 was $135 and $278, respectively (2006 - $160 and $398 for the corresponding periods). Contributed surplus has been increased by the amount of stock-based compensation expense.

The Company uses the Black-Scholes pricing model for estimating the fair value of options granted, with the following assumptions used for the three and six months ended April 30, 2007 and 2006:

	Three months ended April 30,		Six months ended April 30,	
	2007	2006	2007	2006
Risk free interest rate	4.3%	5.0%	4.3%	5.0%
Volatility	75%	80%	75%	80%
Expected option life (in years)	3	2	3	2 - 4
Dividend yield	0%	0%	0%	0%

e) **Deferred stock unit ("DSU") plan**

There was no change in DSUs during the quarter.

f) **Warrants**

During the three and six months ended April 30, 2007, nil and 15,672 warrants with an exercise price of $3.35 expired, respectively.

g) **Restricted share units ("RSUs")**

The Company implemented a restricted share unit plan ("RSU Plan") for certain employees and directors in January 2007, and has granted 750,000 RSUs under the RSU Plan. Under the RSU Plan, units are settled in cash based on the market value of Wi-LAN's common shares on dates the RSUs vest. The accrued liability and related expense for the RSUs are adjusted to reflect the market value of the common shares at each balance sheet date. During the three and six months ended April 30, 2007, the Company settled in cash nil and 250,000 RSUs for $1,162.

h) **Per share amounts**

The weighted average number of common shares outstanding, as well as a reconciliation of the weighted average number of common shares outstanding used in the basic earnings per share ("EPS") computation to the weighted average number of common shares outstanding used in the diluted EPS computation, are as follows:

	Three months ended April 30,		Six months ended April 30,	
	2007	2006	2007	2006
Basic weighted average common shares outstanding	72,346,139	42,927,301	68,038,657	42,578,242
Effect of stock options and warrants	-	-	2,815,389	-
Diluted weighted average common shares outstanding	72,346,139	42,927,301	70,854,046	42,578,242

The effect of the assumed conversion to common shares of the stock options and warrants outstanding for the three months ended April 30, 2007, and the three and six months ended April 30, 2006, was anti-dilutive and therefore excluded from the computation above.

10. SUPPLEMENTAL CASH FLOW INFORMATION

	Three months ended April 30,		Six months ended April 30,	
	2007	2006	2007	2006
Interest received/(paid) in cash, net included in operations	$ 942	$ (8)	$ 1,059	$ (47)
Non-cash investment				
Patents acquired in consideration for license	-	-	34,000	-
Shares issued for Ensemble patent rights	-	-	-	1,500

11. COMMITMENTS AND CONTINGENCIES

The Company, in the course of its normal operations, is subject to claims, lawsuits and contingencies. Accruals are made in instances where it is probable that liabilities may be incurred and where such liabilities can be reasonably estimated. Although it is possible that liabilities may be incurred in instances for which no accruals have been made, the Company has no reason to believe that the ultimate outcome of these matters would have a significant impact on its consolidated financial position. The significant legal proceedings in which Wi-LAN is involved are summarized below.

In September 2002, the Company, its former Executive Chairman (now Chairman of the Board), and Wi-Com Technologies Inc. (a private Alberta company), among others, were served with two Statements of Claim. The lawsuits allege the defendants are liable for failing to deliver certain common share certificates in a timely manner to the claimants. The claimants are former shareholders of Wi-Com Technologies Inc. The Company maintains that it has defences to the Claims and does not believe that it will ultimately be found liable for the Claim. The Company is vigorously defending the actions and has filed a Statement of Defence and has also filed a counterclaim against the claimants. To date it has not been determined if legal liability exists, and accordingly, no provision has been made in the Company's financial statements.

In April 2007, Wi-LAN was advised of an action by a former channel partner to pursue a claim against the Company for approximately $300 regarding a dispute over inventory supplied by Wi-LAN. In fiscal 2006, the Company was advised by this customer of their intention to file a claim and secured an order in South Africa for seizure of some office equipment at premises apparently occupied by Wi-LAN in South Africa. The Company believes it has no further liability for the claim and intends to vigorously defend its position against the action brought against the Company.

In September 2006, the Company was advised of an action initiated in France by a former Wi-LAN customer that is claiming €685 (about $1,000) for the cost of defective product, remediation efforts and compensatory damages. The Company maintains that it has defences to the claim and does not believe that it will ultimately be found liable for the Claim. The Company is vigorously defending the actions and has retained counsel to defend its position.

In May 2006, Wi-LAN sued D-Link Systems, Inc. and D-Link Canada Inc. (collectively, "D-Link"). In addition to a declaration of past infringement by D-Link, Wi-LAN sought an injunction to prevent future infringement of its Canadian patent No. 2,064,975 and damages, including punitive damages plus interest and legal costs. On December 13, 2006, the Federal Court of Canada ordered that Wi-LAN's claim for punitive damages be struck from the Wi-LAN Statement of Claim.

On April 23, 2007, D-Link filed a Statement of Defence responding to the Statement of Claim filed by the Company. On May 8, 2007, a Notice of Status Review (the "Notice") was delivered by the Federal Court to the parties in the D-Link case. The delay in the filing of the Notice was caused by the parties' disagreement over certain terms in the Claim. The main purpose of the Status Review to be conducted on June 8, 2007, is to review the past conduct of the litigation. The Company does not believe the case will be dismissed for delay, and Wi-LAN will be asking the Court to implement a case management program to establish an aggressive timetable for the litigation.

The Company has a commitment for future minimum annual lease payments for its Ottawa premises, totalling $588 over the next five years. Wi-LAN is currently planning to expand its space from approximately 4,800 square feet to approximately 9,800 square feet, with a resulting increase in its lease commitments. The revised lease is currently under negotiation.

12. RELATED PARTY TRANSACTION

On April 30, 2007, the Company acquired patents owned by two members of the Board of Directors for total cash consideration of $100. These patents have been recorded at the exchange amount. The amount remained payable at quarter end.

In July 2006, the Company entered into a one-year consulting contract with the Chairman of the Board through a company controlled by him. Under the terms of the agreement, Wi-LAN is paying a monthly consulting fee of $10 plus expenses, and granted the Chairman options to purchase 250,000 common shares at $1.30 per share.

13. SUBSEQUENT EVENT

On May 11, 2007, Wi-LAN announced it had signed a definitive acquisition agreement with Tri-Vision International Ltd. ("Tri-Vision") whereby Wi-LAN plans to acquire Tri-Vision by way of an amalgamation. In addition to Wi-LAN's intellectual property portfolio in the communications and consumer electronics markets, the combined company will have access to the V-chip market, a solution to parental controls mandated by the U.S. Federal Communications Commission for digital receiver products such as TVs and set-top boxes.

Pursuant to the acquisition agreement, each Tri-Vision common share will be exchanged for a fraction of a Wi-LAN common share, determined by dividing $1.72 by the volume weighted average trading price of Wi-LAN common shares on the TSX for 10 randomly selected days within the 20 trading days preceding closing of the transaction, provided that the exchange ratio will not exceed .2920 or be less than .2642 of a Wi-LAN common share for each common share of Tri-Vision.

Under the agreement, Tri-Vision will become a wholly-owned subsidiary of Wi-LAN. The agreement provides for the payment of termination fees by Tri-Vision and Wi-LAN in certain circumstances. It is a condition of the completion of the transaction that Tri-Vision shall have acquired the V-chip patents, certain rights of which are currently licensed to Tri-Vision from a company controlled by Tri-Vision Chairman, Tim Collings. Subject to regulatory approval and completion of the Wi-LAN merger transaction, Tri-Vision has agreed to issue 1,077,693 common shares in consideration for the transfer of these patents.

The transaction is subject to regulatory approvals and the approval by at least two-thirds of the votes cast at a meeting of Tri-Vision shareholders as a well as a majority of the votes cast at such meeting by shareholders other than Tim Collings and the company he controls. The transaction is expected to be completed by the end of June 2007.

Wi-LAN Inc.

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS ("MD&A")

FOR THE THREE AND SIX MONTHS ENDED APRIL 30, 2007

JUNE 7, 2007

Table of Contents

FORWARD-LOOKING INFORMATION

This MD&A, compiled as of June 7, 2007, contains certain forward-looking statements that involve various risks and uncertainties. When used herein, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect", and similar expressions, as they relate to Wi-LAN Inc. ("Wi-LAN", or the "Company") or its management, are intended to identify forward-looking statements.

Such statements are subject to known and unknown risks, uncertainties, assumptions and other factors outside of management's control that could cause actual results to differ materially from those expressed in the forward-looking statements. These risks and uncertainties include, but are not restricted to:

- the Company is almost exclusively reliant on additional licensing of its patent portfolio to generate future revenues and cash flows;
- acquisitions of additional products, technologies or businesses could materially adversely affect the Company;
- the Company is dependent on the performance of its key officers and employees and the need to attract and retain personnel;
- the Company may be required to establish the enforceability of the Company's patents in court to obtain material licensing revenues;
- the Company needs to acquire or develop new patents to continue to grow its business;
- the Company will need to invest to translate its intellectual property position into sustainable profit in the market; and
- changes in patent legislation or in the interpretation or application of patent litigation could materially adversely affect the Company.

These forward-looking statements are made as of the date of the MD&A. The Company assumes no responsibility for the accuracy and completeness of the forward-looking statements and undertakes no obligations to publicly revise these forward-looking statements to reflect subsequent events or circumstances.

This MD&A should be read in conjunction with Wi-LAN's unaudited interim consolidated financial statements and the accompanying notes (the "Financial Statements") for the quarter and six months ended April 30, 2007. Unless otherwise indicated, all financial information is reported in thousands of Canadian dollars, with the exception of earnings per share data which is reported in dollars.

The Financial Statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). The tables and charts included in this document form an integral part of the MD&A.

Additional information filed by Wi-LAN with the Canadian securities regulators, including quarterly reports, annual reports and the Company's annual information form ("AIF"), is available on-line at www.sedar.com and also on Wi-LAN's website at www.wi-lan.com.

HIGHLIGHTS – FISCAL SECOND QUARTER ENDED APRIL 30, 2007

During the fiscal second quarter of 2007, Wi-LAN completed two significant transactions:

- a bought deal financing for net cash proceeds of $37,622 (gross proceeds of approximately $40,000) on March 29, 2007; and

- on April 3, 2007, announced an intellectual property ("IP") partnership with March Networks Corporation ("March"), including licensing Wi-LAN's wireless patents to March, and becoming the exclusive licensing agent for March' patents.

SUBSEQUENT TO APRIL 30, 2007

On May 11, 2007, Wi-LAN announced it had signed a definitive acquisition agreement with Tri-Vision International Ltd. ("Tri-Vision") whereby Wi-LAN plans to acquire Tri-Vision by way of an amalgamation.

Pursuant to the acquisition agreement, each Tri-Vision common share will be exchanged for a fraction of a Wi-LAN common share, determined by dividing $1.72 by the volume weighted average trading price of Wi-LAN common shares on the TSX for 10 randomly selected days within the 20 trading days preceding closing of the transaction, provided that the exchange ratio will not exceed .2920 or be less than .2642 of a common share of Wi-LAN for each common share of Tri-Vision.

Under the agreement, Tri-Vision will become a wholly-owned subsidiary of Wi-LAN. The agreement provides for the payment of termination fees by Tri-Vision and Wi-LAN in certain circumstances. It is a condition of the completion of the transaction that Tri-Vision shall have acquired the V-chip patents, certain rights of which are currently licensed to Tri-Vision from a company controlled by Tri-Vision Chairman, Tim Collings. Subject to regulatory approval and completion of the Wi-LAN merger transaction, Tri-Vision has also agreed to issue 1,077,693 common shares in consideration for the transfer of these patents as a condition of closing.

The transaction is subject to regulatory approvals and the approval by at least two-thirds of the votes cast at a meeting of Tri-Vision shareholders as a well as a majority of the votes cast at such meeting by shareholders other than Tim Collings and the company he controls. The transaction is expected to be completed by the end of June 2007.

In addition to Wi-LAN's already strong intellectual property portfolio in the communications and consumer electronics markets, the combined company will have access to the high-growth V-chip market, the only solution to parental controls mandated by the U.S. Federal Communications Commission for digital receiver products such as TVs and set-top boxes.

RESULTS OF OPERATIONS – COMPARISON OF QUARTERLY RESULTS

The results of the Company's ongoing patent licensing business, including revenues, operating expenses, depreciation & amortization, tax expense and other items are reported as "continuing operations" in the consolidated statements of operations and deficit, and balance sheets. In the fiscal second quarter of 2006, the Company decided to exit its products and engineering services businesses. The results of those businesses have been reported as "discontinued operations". Due to the changes in Wi-LAN's operations during the past year, a comparison of second quarter 2007 results with those of the first quarter 2007 is included in order to facilitate an understanding of the Company's progress, trends and prospects.

SIGNIFICANT ITEMS INCLUDED IN Wi-LAN'S EARNINGS FOR THE THREE MONTHS ENDED APRIL 30, 2007 ("Q2/07"), JANUARY 31, 2007 ("Q1/07") AND APRIL 30, 2006 ("Q2/06"), AND FOR THE SIX MONTHS ENDED APRIL 30, 2007 AND 2006, FOLLOW:

	Three months ended						Six months ended			
	April 30, 2007		January 31, 2007		April 30, 2006		April 30, 2007		April 30, 2006	
Revenues	$ 75		$ 49,265		$ -		$ 49,340		$ -	
Operating expenses										
Compensation	(968)	44%	(2,481)	73%	(316)	20%	(3,449)	62%	(690)	22%
Stock-based compensation	(135)	6%	(143)	4%	(78)	5%	(278)	5%	(128)	4%
Other operating expenses	(1,095)	50%	(766)	23%	(1,176)	75%	(1,861)	33%	(2,303)	74%
Total operating expenses	(2,198)	100%	(3,390)	100%	(1,570)	100%	(5,588)	100%	(3,121)	100%
Depreciation & amortization	(1,056)		(746)		(135)		(1,802)		(273)	
Settlement	-		-		-		-		9,635	
Gain on sale of property	-		-		-		-		1,145	
Gain on debt settlement	-		-		2,919		-		2,919	
Earnings/(loss) from continuing operations before income taxes	(2,275)		45,296		1,236		43,021		10,288	
Provision for income tax expense	-		(16,726)		-		(16,726)		-	
Earnings/(loss)										
From continuing operations	(2,275)		28,570		1,236		26,295		10,288	
From discontinued operations	-		-		(6,412)		-		(12,074)	
Net and comprehensive earnings/(loss)	$ (2,275)		$ 28,570		$ (5,176)		$ 26,295		$ (1,786)	
Earnings/(loss) per share - basic and diluted										
Continuing operations										
Basic	$ (0.03)		$ 0.45		$ 0.03		$ 0.39		$ 0.24	
Diluted	$ (0.03)		$ 0.43		$ 0.03		$ 0.37		$ 0.24	
Discontinued operations										
Basic	$ -		$ -		$ (0.15)		$ -		$ (0.28)	
Diluted	$ -		$ -		$ (0.15)		$ -		$ (0.28)	
Net earnings										
Basic	$ (0.03)		$ 0.45		$ (0.12)		$ 0.39		$ (0.04)	
Diluted	$ (0.03)		$ 0.43		$ (0.12)		$ 0.37		$ (0.04)	
Weighted average number of shares										
Basic	72,346,139		63,957,925		42,927,301		68,038,657		42,578,242	
Diluted	72,346,139		66,718,801		42,927,301		70,854,046		42,578,242	

Revenues

In Q2/07, the Company earned revenues of $75 (nil - Q2/06) from paid-up licensing fees. Total licensing revenues for the six months ended April 30, 2007, is $49,340 compared with nil for the six months ended April 30, 2006.

Operating Expenses

Operating expenses comprise employee-related costs, legal costs, patent management expenses, and other expenses such as facilities and public company reporting, and listing costs. Operating expenses for Q2/07 and the six months ended April 30, 2007 were $2,198 and $5,588, respectively, compared with $1,570 and $3,121 for the 2006 corresponding periods.

ITEMS INCLUDED IN COMPANY'S COMPENSATION EXPENSE FOLLOW:

	Three months ended			Six months ended	
	April 30, 2007	January 31, 2007	April 30, 2006	April 30, 2007	April 30, 2006
Compensation expense					
RSUs and DSUs	$ 328	$ 1,299	$ -	$ 1,627	$ -
Bonuses and commissions	64	680	-	744	-
Other compensation	576	502	316	1,078	690
Total compensation expense	$ 968	$ 2,481	$ 316	$ 3,449	$ 690

Compensation expense for Q2/07 totalled $968 or 44% of Q2/07 operating expenses. In comparison, compensation expense for Q1/07 amounted to $2,481 (73% of operating expenses) and Q2/06 amounted to $316 (20% of operating expenses). Q1/07 compensation expense reflected the impact of Wi-LAN's increasing share price on RSU costs, as well as bonuses and other items.

For the six months ended April 30, 2007 and 2006, compensation expenses were $3,449 and $690, respectively. During the six months ended April 30, 2006, the Company was implementing its restructuring, and most of the Company's compensation costs were applied to the discontinued businesses supported by the staff during the period.

In addition to base salaries and benefits, compensation expense for six months ended April 30, 2007 included costs relating to restricted share units ("RSUs"), deferred stock units ("DSUs") and bonuses, and commissions. The value of RSUs and DSUs is based on the price of Wi-LAN's shares and the expense recorded in a quarter reflects both the change in the price of Wi-LAN's shares and the number of RSUs and DSUs accruing. RSUs are settled in cash and DSUs are generally settled by the issue of common shares.

The Q2/07 expense for RSUs and DSUs was $328, a decrease of $971 from Q1/07 that totalled $1,299. The expense level during Q1/07 was due mainly to the increase in the Company's common share price during the period and a change in the vesting rights of RSUs. In Q2/07, the share price remained consistent with the previous quarter and there were no changes to the outstanding RSUs and DSUs.

The applicable quarter-ending closing prices for Wi-LAN's shares on the Toronto Stock Exchange were:

October 31, 2006	$1.87
January 31, 2007	$5.52
April 30, 2007	$5.55

The acceleration of vesting of RSUs for a key employee from June 2007 to January 2007 increased the Q1/07 expense by $443. The number of RSUs did not change, only the timing of the vesting.

Bonuses and commission expenses amounted to $64 in Q2/07 and $680 in Q1/07. In the six months ended April 30, 2007, this expense totalled $744. These payments relate directly to the successful results achieved by the Company, including the completion of the license with Nokia.

There were no bonuses or commissions included in compensation expense in Q2/06 or in the six months ended April 30, 2006.

Other compensation includes salaries and benefits for employees plus the cost of contractors and consultants. These costs are increasing as the Company adds personnel to key positions that are required to pursue the business opportunities available to the Company.

Stock-based compensation expense is a non-cash expense driven in part by the number and fair value of options issued. The stock-based compensation expense in Q2/07 and for the fiscal 2007 six months was $135 and $278, respectively. The fiscal 2006 comparable amounts were $78 and $128, respectively.

Other operating expenses amounted to $1,095 in Q2/07, an increase of $329 over Q1/07 and a decrease of $81 from Q2/06. The major components of the $329 increase were legal fees attributed to the Company's merger and acquisition activities and patent acquisition and valuation costs charged to earnings.

Other operating costs for the six months ended April 30, 2007 and 2006 were $1,861 and $2,303, respectively.

Depreciation & Amortization, Tax Expense and Other Items

In Q2/07, depreciation & amortization expense amounted to $1,056, an increase of $310 from Q1/07 and $921 higher than Q2/06. The increases were due mainly to the amortization of patents acquired from Nokia in December 2006, resulting in two months of amortization in Q1/07 and three months in Q2/07.

In the first half of 2006, Wi-LAN:

- completed the sale of its products business to three companies who provided continuity and support for Wi-LAN's former customers and channel partners, and ongoing employment opportunities for the Company's employees,

- signed a letter of intent to sell its engineering services business,

- reached a settlement with Industry Canada to terminate a Contribution Agreement under the Technology Partnerships Canada ("TPC") program. In accordance with the settlement Wi-LAN repaid $1,800 and reversed a liability totalling $4,719 for an obligation to issue warrants resulting in a net gain of $2,919, and

- reached an agreement with Cisco Systems for the sale of patents, paid-up and prepaid royalties on certain patents and settlement costs, resulting in a net gain of $9,635.

For the six months ended April 30, 2007, the Company has recorded an income tax expense of $16,726. Wi-LAN has income tax losses and other carry forward amounts of approximately $58 million that may be used to offset future taxable income but for which management has provided a full valuation allowance. In assessing whether future tax assets will be realized, management considers whether it is more likely than not that some portion or all of the future tax assets will not be realized. The realization of future tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes are deductible.

The amount of the future tax asset considered realizable could change materially in the near term, based on projections of future taxable income during the carry-forward period. Management assesses the valuation allowance against other tax losses carried forward and other temporary differences on a quarterly basis in order to determine when it may be appropriate to recognize additional future income tax benefits in the Company's financial statements. Going forward, Wi-LAN expects to generate revenues from licensing its IP, but the timing and nature of individual agreements cannot be predicted.

There was no impact on earnings from the discontinued businesses during the six months ended April 30, 2007. The $6,412 loss in Q2/06 and $12,074 for the six month period ended April 30, 2006 represent the operating losses and other costs incurred by the discontinued businesses.

GUIDANCE – OPERATING EXPENSES

It has been Wi-LAN's practice not to provide guidance on the range of expected future revenues and earnings, given the relatively early stage of its development in licensing as well as the difficulty in predicting the timing and value of patent acquisition opportunities, and possible future litigation, both of which could require significant investment. In order to assist investors and other interested parties in their understanding of Wi-LAN's performance, management believes that operating expenses for the fiscal year 2007 will likely be in the range of $9.0-10.5 million, based on current plans and expectations, but excluding the impact of the planned acquisition of Tri-Vision.

Wi-LAN expects to generate revenues from licensing its IP, but the timing and nature of individual agreements cannot be predicted. The major components of operating expenses comprise: compensation, legal costs, patent management expenses and other expenses such as facilities and public company reporting, and listing costs. Depreciation & amortization expenses will increase to reflect mainly the carrying value and remaining lives of patent groups in Wi-LAN's overall portfolio, including IP acquisitions.

Compensation costs will grow as Wi-LAN adds staff to pursue licensing opportunities and manage its business. The compensation costs include: stock-based compensation expenses, a non-cash expense, the costs of RSUs and DSUs, bonuses, commissions and other compensation costs in accordance with employment agreements.

There were 750,000 RSUs granted in Q3/06; of those, 250,000 were paid in January 2007, 250,000 vest in January 2008 and 250,000 in January 2009.

Legal expenses will likely increase, depending mainly on litigation that is undertaken by the Company. Wi-LAN expects that it will be required to litigate from time to time with parties that infringe its patents but refuse to pay what the Company considers fair consideration either for a license or as compensation for past infringement.

Currently, the Company is in litigation with D-Link in the Federal Court of Canada concerning the alleged infringement by D-Link of Canadian patent #2,064,975.

This litigation is in its early stages and D-Link filed a Statement of Defence on April 23, 2007, responding to the Statement of Claim filed by the Company. On May 8, 2007, a Notice of Status Review was delivered by the Federal Court to the parties in the D-Link case. This is a standard notice filed in every case one year after a Statement of Claim is filed - the delay to date has been caused by the parties' disagreement over certain terms in the Claim. The main purpose of the Status Review to be conducted on June 8, 2007, is to review the past conduct of the litigation. The Company does not believe the case will be dismissed for delay and Wi-LAN will be asking the Court to implement a case management program to establish an aggressive timetable for the litigation.

In management's experience, the costs of taking a patent litigation to trial in Canada on one patent are generally in the range of $1-2 million, although costs can vary significantly depending on a range of factors.

It is likely that the Company will litigate in the future in the United States and, in part, the current financial resources will provide the Company with the funds necessary to either litigate or demonstrate to potential

licensees that the Company has the funds required to carry on litigation in the United States. In management's experience a single patent litigation, up to and including trial, in the United States can cost between $1-10 million, or more.

LIQUIDITY

As at		Q2/07 April 30, 2007		Q1/07 January 31, 2007		Q4/06 October 31, 2006
Cash and cash equivalents	$	94,967	$	57,756	$	16,680
Working capital		94,967		58,366		33,313
Indebtedness		-		-		-

Cash and short-term investments increased by $37,211 in Q2/07 to $94,967 at April 30, 2007, due mainly to the completion of a financing on March 29, 2007. Working capital increased $36,601 over the same period and totalled $94,967 at April 30, 2007. The increase in cash and short-term investments during the six months ended April 30, 2007 amounted to $78,287, including a total of $65,914 generated in December 2006 and March 2007 financings and the receipt of approximately $13,600 (€9,000) from Nokia for a licensing agreement. Working capital increased by $61,654 in the first half, including the financing activities less $16,726 future tax asset charged to earnings in the six months ended April 30, 2007.

Wi-LAN had no long-term debt at April 30, 2007 and October 31, 2006.

During Q2/07, Wi-LAN completed a bought deal financing for net proceeds in the amount of $37,622 ($40,000 gross) through the issuance of 5,714,300 common shares priced at $7.00 per share.

At April 30, 2006, cash and cash equivalents were $3,239 and working capital amounted to $775. This preceded the significant refinancing of the Company starting in June 2006 after the hiring of the new President & CEO.

Wi-LAN plans to use its cash resources to fund its operations, fund any litigation that might be required and purchase additional high quality patent portfolios that are identified and fit the Company's strategic direction and IP directed at communications and consumer electronics markets.

The Company's ability to generate cash from operations going forward is based entirely on licensing its patent portfolio to companies around the world who sell equipment in the CDMA, Wi-Fi, WiMAX, DSL and other markets. To date, Wi-LAN has licensed all of the IP it owned at December 2005 to Cisco, its IP related to the fixed applications (802.16d) of Wi-MAX to Fujitsu, its WiMAX IP to Redline, the 802.11a version of Wi-Fi to Philips Semiconductors Inc. ("Philips") and effective December 4, 2006, all of its IP owned at that time to Nokia. It is difficult to predict the timing and nature of future licenses.

Wi-LAN plans to finance its cash requirements for operating expenses, litigation costs and technology acquisitions by a combination of cash generated from licensing its IP and, when desirable based on market conditions, by selling common shares to the public. While each license will have its unique characteristics and reflect the preferences of both Wi-LAN and the licensee, the Company will attempt to maximize the amount of up-front cash received for the license, so long as the outcome optimizes Wi-LAN's economic results from the licensing.

The Company expects that it will be required to litigate from time to time with parties that infringe its patents but refuse to pay what the Company considers fair consideration either for a license or as

compensation for past infringement. It is important that target licensees know that, if necessary, the Company has sufficient funds to fight a protracted litigation, otherwise a party may be more reluctant to take a license. Wi-LAN intends to take a more aggressive approach to initiating litigation following the completion of its Early License Program; whereby, the Company offers preferential royalty rates and terms to companies who are prepared to conclude licenses by July 31, 2007.

Other operating expenses will be managed to align with Wi-LAN's financial position and prospects. Patent acquisitions will depend on the quality and fit of the patents that become available to Wi-LAN, and may be achieved by various business structures, including acquisitions for cash or Wi-LAN shares, sharing the net revenues generated from the patents (i.e. on a contingency basis) and the acquisition of patents as consideration for licensing Wi-LAN's current portfolio of patents. During the first six months of fiscal 2007, the cost of patents purchased amounted to $298, and that amount is expected to grow in the future depending on the opportunities that are identified.

MINIMUM COMMITMENTS FOR THE LEASED PREMISES IN OTTAWA ARE CURRENTLY AS FOLLOWS:

		Years ending October 31,			
	Total	2007	2008	2009	Thereafter
Lease for premises	$ 588	$ 64	$ 130	$ 130	$ 264

The Company is in the process of expanding its leased space from approximately 4,800 square feet to approximately 9,800 square feet, by adding additional space adjacent to its current offices. Future lease costs will grow accordingly, including the capital costs of leasehold improvements above tenant inducements provided by the landlord.

CAPITAL RESOURCES

Wi-LAN will have two main types of capital investment going forward: the acquisition of new patents and IP under Wi-LAN's Technology Acquisition Program ("TAP") to support continuing growth in the Company's business and capital assets such as computers, software, furniture and facilities to support staff requirements. The timing and extent of TAP expenditures could be significant if the right opportunities are available and the acquisitions fit Wi-LAN's financial capacity and strategic direction of communications and consumer electronics IP licensing. Expenditures for capital assets will match the Company's growth and are expected to be significantly more modest over time than those associated with TAP.

The funding for Wi-LAN's capital investment will come from a combination of cash and cash equivalents on hand, cash generated from licensing activities and external financing as appropriate.

OUTSTANDING COMMON SHARE DATA

As at	April 30, 2007	October 31, 2006
Common shares	75,167,060	61,099,073
Securities convertible into common shares		
Stock options	3,304,000	4,039,350
Deferred stock units (DSUs)	26,348	26,348
Warrants	103,560	772,332
	78,600,968	65,937,103

SELECTED QUARTERLY INFORMATION

The following is a summary of Wi-LAN's quarterly financial results for the past eight quarters.

Operating Highlights

Fiscal quarter	Q2/07	Q1/07	Q4/06	Q3/06	Q2/06	Q1/06	Q4/05	Q3/05
Three months ended	Apr 30/07	Jan 31/07	Oct 31/06	July 31/06	Apr 30/06	Jan 31/06	Oct 31/05	July 31/05
Revenues	$ 75	$ 49,265	$ 12	$ 2,096	$ -	$ -	$ -	$ -
Operating and amortization expenses	(3,254)	(4,136)	(1,333)	(1,670)	(1,705)	(1,689)	(1,201)	(1,196)
Settlement (a)	-	-	-	-	-	9,635	-	-
Gain on debt settlement	-	-	-	-	2,919	-	-	-
Future income tax (expense)/recovery	-	(16,726)	16,726	-	-	-	-	-
Earnings (loss) from continuing ops	(2,275)	28,570	15,567	432	1,236	9,052	(1,214)	(1,117)
Earnings/(loss) from discontinued ops	-	-	728	(832)	(6,412)	(5,662)	(15,667)	(2,364)
Net earnings/(loss)	$ (2,275)	$ 28,570	$ 16,295	$ (400)	$ (5,176)	$ 3,390	$ (16,881)	$ (3,481)
Earnings/(loss) per share - basic and diluted								
Continuing operations								
Basic	$ (0.03)	$ 0.45	$ 0.26	$ 0.01	$ 0.03	$ 0.21	$ (0.03)	$ (0.03)
Diluted	$ (0.03)	$ 0.43	$ 0.26	$ 0.01	$ 0.03	$ 0.21	$ (0.03)	$ (0.03)
Discontinued operations								
Basic	$ -	$ -	$ 0.01	$ (0.02)	$ (0.15)	$ (0.13)	$ (0.37)	$ (0.05)
Diluted	$ -	$ -	$ 0.01	$ (0.02)	$ (0.15)	$ (0.13)	$ (0.37)	$ (0.05)

a) The $9,635 settlement with Cisco, net of expenses, comprising the settlement of the lawsuit, sale of patents and a license, has been reported as a "settlement", and not revenue.

Financial Position

Fiscal quarter	Q2/07	Q1/07	Q4/06	Q3/06	Q2/06	Q1/06	Q4/05	Q3/05
As at	Apr 30/07	Jan 31/07	Oct 31/06	July 31/06	Apr 30/06	Jan 31/06	Oct 31/05	July 31/05
Cash and cash equivalents	$ 94,967	$ 57,756	$ 16,680	$ 9,556	$ 3,239	$ 8,374	$ 3,690	$ 7,489
Future tax asset	-	-	16,726	-	-	-	-	-
Patents	42,295	43,047	9,787	9,988	10,170	8,848	10,059	10,155
Total assets	140,087	103,396	44,775	20,727	15,254	28,484	25,578	41,776
Shareholders' equity	137,500	101,606	43,274	18,961	11,027	14,544	10,916	27,736
Shares outstanding (end of period)	75,167	69,038	61,099	54,426	44,638	42,229	42,229	42,214

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Critical accounting estimates are defined as estimates that are very important to the portrayal of Wi-LAN's financial position and operating results and require management to make judgments based on underlying assumptions about future events and their effects.

These underlying assumptions are based on historical experience and other factors that management believes to be reasonable under the circumstances and are subject to change as events occur, as additional information is obtained and as the environment in which Wi-LAN operates changes.

Critical accounting estimates are reviewed annually or more often if needed, by the Audit Committee of the Board. The most critical accounting estimates are those used in the Company's audited annual consolidated financial statements for the year ended October 31, 2006. There have been no changes to the Company's basis for estimates since that time. The patents acquired from Nokia in December 2006 are being amortized to earnings on a straight-line basis over their useful lives.

The useful life of the DSL patents acquired from Nokia was determined following an assessment of the legal and economic lives, and potential future licensing revenues achievable from the portfolio. The portfolio is being amortized on a straight-line basis over 10 years.

CHANGES IN ACCOUNTING POLICIES, INCLUDING INITIAL ADOPTION

On November 1, 2006, the Company adopted the Canadian Institute of Chartered Accountants (CICA) Handbook Section 1530 Comprehensive Income, CICA Handbook Section 3855, Financial Instruments – Recognition and Measurement, CICA Handbook Section 3861, Financial Instruments – Disclosure and Presentation, and CICA Handbook Section 3865, Hedges. These new Handbook Sections provide comprehensive requirements for the recognition and measurement of financial instruments, hedge accounting and reporting, and displaying comprehensive income. The adoption of these standards did not have a significant impact on these financial statements. The Company's investments are classified as held-to-maturity and are carried at amortized costs. Wi-LAN does not have additional financial instruments where these standards would apply.

Form 52-109F2 – Certification of Interim Filings

I, James D. Skippen, President & Chief Executive Officer of Wi-LAN Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Wi-LAN Inc., (the issuer) for the interim period ending April 30, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: June 8, 2007

James D. Skippen
President & Chief Executive Officer

Form 52-109F2 – Certification of Interim Filings

I, R. Stephen Bower, Chief Financial Officer of Wi-LAN Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Wi-LAN Inc., (the issuer) for the interim period ending April 30, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: June 8, 2007

R. Stephen Bower
Chief Financial Officer

Wi-LAN Inc.

Consolidated Financial Statements

for the Three Months Ended January 31, 2007

(Unaudited)

March 14, 2007

Wi-LAN Inc.
Consolidated Statements of Operations and Deficit
(Unaudited)
(in thousands of Canadian dollars, except per share amounts)

Three Months Ended January 31	2007	2006
Revenues	**$ 49,265**	$ -
Income/(expenses) from the following:		
Operating expenses	**(3,390)**	(1,551)
Depreciation & amortization	**(746)**	(138)
Settlement (note 3)	**-**	9,635
Gain on sale of property (note 4)	**-**	1,145
Interest:		
Interest income	**177**	16
Interest expense on long-term debt	**-**	(55)
Other interest expense	**(10)**	-
Earnings from continuing operations before income taxes	**45,296**	9,052
Provision for income taxes (note 5)	**(16,726)**	-
Earnings from continuing operations	**28,570**	9,052
Loss from discontinued operations (note 6)	**-**	(5,662)
Net earnings	**28,570**	3,390
Deficit, beginning of period	**(165,592)**	(179,701)
Deficit, end of period	**$ (137,022)**	$ (176,311)
Earnings/(loss) per share - basic and diluted (note 8g)		
Continuing operations		
Basic	**$ 0.45**	$ 0.22
Diluted	**$ 0.43**	$ 0.22
Discontinued operations		
Basic	**$ -**	$ (0.14)
Diluted	**$ -**	$ (0.14)
Net earnings		
Basic	**$ 0.45**	$ 0.08
Diluted	**$ 0.43**	$ 0.08
Weighted average number of shares		
Basic	**63,957,925**	41,948,829
Diluted	**66,718,801**	41,948,829

See accompanying notes to consolidated financial statements

Wi-LAN Inc.
Consolidated Balance Sheets
(Unaudited)
(in thousands of Canadian dollars)

	January 31, 2007	October 31, 2006
Assets		
Current assets:		
Cash and cash equivalents	**$ 57,756**	$ 16,680
Accounts receivable	**2,113**	400
Future tax asset (note 5)	**-**	16,726
Prepaid expenses and deposits	**287**	387
Assets of discontinued businesses (note 6)	**-**	621
Current assets	**60,156**	34,814
Furniture and equipment, net	**193**	174
Patents, net (note 7)	**43,047**	9,787
Asse	**$ 103,396**	$ 44,775
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable and accrued liabilities	**$ 1,790**	$ 814
Liabilities of discontinued businesses (note 6)	**-**	687
Current liabilities	**1,790**	1,501
Shareholders' equity:		
Common shares	**232,677**	202,396
Contributed surplus	**5,951**	6,470
Deficit	**(137,022)**	(165,592)
Shareholders' equity	**101,606**	43,274
Liabilities and Shareholders' Equity	**$ 103,396**	$ 44,775

Commitments and contingencies (note 10)

See accompanying notes to consolidated financial statements

Wi-LAN Inc.
Consolidated Statements of Cash Flows
(Unaudited)
(in thousands of Canadian dollars)

Three Months Ended January 31	**2007**	2006
Cash provided by/(used in)		
Operations		
Earnings from continuing operations	**$ 28,570**	$ 9,052
Non-cash items:		
Stock-based compensation	**143**	50
Depreciation & amortization	**746**	138
Settlement (note 3)	**-**	(9,635)
Gain on sale of property (note 4)	**-**	(1,145)
Gain on sale of patents	**-**	(429)
Patents acquired (note 7)	**(34,000)**	-
Future income tax (note 5)	**16,726**	-
Other non-cash items	**-**	211
	12,185	(1,758)
Change in non-cash working capital balances:		
Accounts receivable	**(1,713)**	165
Prepaid expenses and deposits	**100**	59
Accounts payable and accrued liabilities	**976**	11
Cash generated from/(used in) continuing operations	**11,548**	(1,523)
Cash used in discontinued operations (note 6)	**(66)**	(4,818)
Cash generated from/(used in) operations	**11,482**	(6,341)
Financing		
Proceeds on sale of common shares, net of share issuance costs of $1,708	**28,292**	-
Share capital issued for cash on the exercise of options	**1,063**	-
Share capital issued for cash on the exercise of warrants	**264**	-
Cash received from loan payable	**-**	2,000
Cash generated from continuing operations	**29,619**	2,000
Cash used in discontinued operations (note 6)	**-**	(14)
Cash generated from financing	**29,619**	1,986
Investing		
Purchase of furniture and equipment	**(25)**	(1)
Purchase of patents and trademarks	**-**	(6)
Restricted cash	**-**	(2,000)
Proceeds from settlement, net (note 3)	**-**	9,635
Proceeds from sale of patents (note 3)	**-**	1,510
Cash (used in)/generated from continuing operations	**(25)**	9,138
Cash used in discontinued operations (note 6)	**-**	(99)
Cash (used in)/generated from investing	**(25)**	9,039
Net cash and cash equivalents generated in the period	**41,076**	4,684
Cash and cash equivalents, beginning of period	**16,680**	3,690
Cash and cash equivalents, end of period	**$ 57,756**	$ 8,374

See accompanying notes to consolidated financial statements

(thousands of Canadian dollars, except share and per share amounts, unless otherwise stated)

1. Basis of presentation

Wi-LAN Inc. ("Wi-LAN", or the "Company") is incorporated under the Business Corporations Act (Alberta), in Canada.

Wi-LAN has developed, acquires and licenses a range of intellectual property that drives products providing access in wireless and wireline telecommunications markets. Some of the fundamental technologies covered by the Corporation's patents include: CDMA (a third generation wireless platform); Wi-Fi (the underlying technology of wireless local area networks and other products based on IEEE 802.11 specifications); WiMAX (broadband wireless technology that provides longer-range wireless connectivity based on IEEE 802.16 specifications); and DSL (a standards-based access technology that provides broadband Internet access over twisted pair telecommunications wiring). The DSL patents were acquired from Nokia on December 4, 2006 (note 7).

Wi-LAN completed its transformation from a broadband wireless technology development and equipment manufacturing company to a "pure play" wireless and wireline telecommunications intellectual property licensing company by divesting its products and engineering services businesses during 2006 (note 6).

The results of the products business and engineering services business have been reported as discontinued operations in these financial statements.

2. Significant accounting policies

The consolidated interim financial statements of Wi-LAN Inc. have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") for interim financial information, including all normal recurring adjustments that are, in the opinion of management, necessary for a fair presentation of the financial position, operations and cash flows for the interim periods. As the interim financial statements do not contain all the disclosures required in annual financial statements, they should be read in conjunction with the audited consolidated financial statements and accompanying notes, thereto, of the Company. These consolidated interim financial statements have been prepared following the same accounting policies disclosed in the Company's audited consolidated financial statements for the year ending October 31, 2006. The consolidated interim financial statements include the accounts of Wi-LAN and its subsidiaries. Certain comparative information has been reclassified to conform to the current year's presentation.

3. Settlement

In December 2005, the Company signed an agreement with Cisco Systems Inc. for the purchase of patents, paid-up and prepaid royalties on certain patents and settlement costs. In January 2006, Wi-LAN received proceeds of $11,648 (US$10,000). The settlement, less related costs of the patents sold and expenses totaling $2,013, resulted in a net gain of $9,635.

4. Gain on sale of property

In April 2005, the Company sold its head office facility in Calgary and committed to a seven year lease on approximately 35,000 square feet of office space. The gain on sale of approximately $1,200 was being recognized over the term of the operating lease. Due to the termination of the associated lease in January 2006, and the move of the head office to smaller premises in Calgary, the Company recognized the $1,145 balance of the deferred gain as earnings in 2006.

5. Income taxes

In the first quarter of 2007, the Company earned $45,296 of pre-tax income, and recorded a $16,726 provision for future income tax expense. Subject to results for the remaining three quarters of fiscal 2007, non-capital tax losses carried forward will be reduced by this amount, although no cash taxes will be payable as a result of their application. The year end valuation allowance of $19,975 has not been adjusted.

6. Financial results of discontinued operations

Wi-LAN discontinued its products and engineering services businesses in 2006. Proceeds on the disposal of the products business amounted to $1,754 less related expenses and other costs. Proceeds on the disposal of the engineering services business amounted to $100, and were included in the net loss from discontinued operations. A number of contingent costs were avoided by completing the disposition.

Summary financial results of the discontinued products and engineering services businesses for the three months ended January 31, 2007 and 2006 are as follows:

Three months ended January 31	2007	2006
Revenues	$ -	$ 4,460
Gross profit	-	493
Research and development expense	-	(2,611)
Selling, general and administrative (expense)	-	(3,562)
Gain on sale of businesses and equipment	-	18
Loss from discontinued businesses	$ -	$ (5,662)

As at	January 31, 2007	October 31, 2006
Assets		
Accounts receivable	$ -	$ 621
Total assets of discontinued businesses	-	621
Liabilities		
Accounts payable and accrued liabilities	-	607
Capital leases	-	80
Total liabilities of discontinued businesses	-	687
Net liabilities of discontinued businesses	$ -	$ (66)

Three months ended January 31	2007	2006
Operations		
Loss from operations	$ -	$ (5,662)
Non-cash items:		
Stock-based compensation and DSUs	-	188
Depreciation & amortization	-	110
Loss on sale of businesses and other equipment	-	(18)
	-	(5,382)
Change in non-cash working capital balances:		
Accounts receivable	621	1,498
Inventory	-	779
Prepaid expenses	-	131
Accounts payable and accrued liabilities	(687)	(1,844)
Cash used in operations	(66)	(4,818)
Financing		
Capital lease payments	-	(14)
Cash used in financing	-	(14)
Investing		
Proceeds on sale of long-term investments	-	40
Purchase of property, plant and equipment	-	(139)
Cash used in investing	-	(99)
Net cash used in discontinued businesses	$ (66)	$ (4,931)

7. Patents

In December 2006, Wi-LAN licensed its patent portfolio to Nokia. Under the terms of the agreement, Nokia received a fully paid-up license to Wi-LAN's current patent portfolio and in partial consideration, Nokia transferred to Wi-LAN patents, both issued and pending. These patents were valued at $34,000 by an independent valuator.

8. Share capital

a) Authorized

Unlimited number of voting common shares.

6,350.9 special preferred, redeemable, retractable, non-voting shares.

An unlimited number of preferred shares, issuable in series.

b) Issued and outstanding

The issued and outstanding common shares of Wi-LAN, along with equity instruments convertible into common shares, are as follows:

As at	January 31, 2007	October 31, 2006
Common shares	69,037,660	61,099,073
Securities convertible into common shares		
Stock options	3,306,463	4,039,350
Deferred stock units (DSUs)	26,348	26,348
Warrants	456,660	772,332
	72,827,131	65,937,103

In December 2006, the Company raised net cash of $28,292 (gross proceeds of $30,000) by the sale of 6,666,700 common shares offered by way of short form prospectus. The financing was priced at $4.50 per common share.

During the quarter ended January 31, 2007, the Company issued 971,887 common shares pursuant to the exercise of stock options for proceeds of $1,063 and 300,000 common shares pursuant to the exercise of warrants for proceeds of $264.

As at January 31, 2007, no preferred shares were issued and outstanding.

c) **Stock options**

During the quarter, pursuant to the Company's stock option plan, the Company granted 239,000 stock options at various exercise prices ranging from $2.06 to $5.22. The options have a five-year life and vest equally over three year periods.

Stock-based compensation expense for the quarter was $143 (2006 - $50). Contributed surplus has been increased by the amount of stock-based compensation expense.

The Company uses the Black-Scholes pricing model for estimating the fair value of options granted, with the following assumptions used for this quarter:

Three months ended January 31	2007	2006
Risk free interest rate	4.3%	5.0%
Volatility	75%	80%
Expected option life (in years) - < than 50,000 options	3.0	3.0
Expected option life (in years) - > than 50,000 options	3.0	4.0
Dividend yield	0%	0%

d) **Deferred stock unit ("DSU") plan**

There was no change in DSUs during the quarter.

e) **Warrants**

During the quarter, 15,672 warrants with an exercise price of $3.35 expired and a total of 300,000 warrants were exercised at a price of $0.88.

f) **Restricted share units ("RSUs")**

The Company implemented a restricted share unit plan ("RSU Plan") for certain employees and directors in January 2007, and has granted 750,000 RSUs under the RSU Plan. Under the RSU Plan, units are settled in cash based on the market value of Wi-LAN's common shares on dates the RSUs vest. The accrued liability and related expense for the RSUs are adjusted to reflect the market value of the common shares at

each balance sheet date. During the quarter ended January 31, 2007, the Company settled in cash 250,000 RSUs for $1,162.

g) Per share amounts

The weighted average number of common shares outstanding, as well as a reconciliation of the weighted average number of common shares outstanding used in the basic EPS computation to the weighted average number of common shares outstanding used in the diluted EPS computation, are as follows:

Three months ended January 31	2007	2006
Basic weighted average common shares outstanding	-	41,948,829
Effect of stock options and warrants	2,760,876	-
Diluted weighted average common shares outstanding	2,760,876	41,948,829

The effect of the assumed conversion to common shares of the stock options and warrants outstanding for the three months ended January 31, 2006, is anti-dilutive and therefore excluded from the computation above.

9. Supplemental cash flow information

Three months ended January 31		2007		2006
Cash interest received/(paid), net included in operations	$	117	$	(44)
Non-cash investment				
Patents acquired in consideration for license		34,000		-
Shares issued for Ensemble patent rights		-		1,500

10. Commitments and contingencies

The Company, in the course of its normal operations, is subject to claims, lawsuits and contingencies. Accruals are made in instances where it is probable that liabilities may be incurred and where such liabilities can be reasonably estimated. Although it is possible that liabilities may be incurred in instances for which no accruals have been made, the Company has no reason to believe that the ultimate outcome of these matters would have a significant impact on its consolidated financial position. The significant legal proceedings in which Wi-LAN is involved are summarized below.

In September 2002, the Company, its former Executive Chairman (now Chairman of the Board), and Wi-Com Technologies Inc. (a private Alberta company), among others, were served with two Statements of Claim. The lawsuits allege the defendants are liable for failing to deliver certain common share certificates in a timely manner to the claimants. The claimants are former shareholders of Wi-Com Technologies Inc. The Company maintains that it has defences to the Claims and does not believe that it will ultimately be found liable for the Claim. The Company is vigorously defending the actions and has filed a Statement of Defence and has also filed a counterclaim against the claimants. To date it has not been determined if legal liability exists, and accordingly, no provision has been made in the Company's financial statements.

In August 2006 Wi-LAN was advised by a former channel partner of its intention to pursue a claim against the Company for approximately $335 (US$300) regarding a dispute over inventory supplied by Wi-LAN. To date this customer has secured an order in South Africa

for seizure of some office equipment at premises apparently occupied by Wi-LAN in South Africa but has not initiated a legal action in Canada. The Company believes it has no liability for the claim and intends to vigorously defend its position in any action brought against the Company.

In September 2006, the Company was advised of an action initiated in France by a former Wi-LAN customer that is claiming €661 (about $925) for the cost of defective product, remediation efforts and compensatory damages. Wi-LAN has retained counsel to defend. It is unknown whether there is any basis for this claim.

In May 2006, Wi-LAN sued D-Link Systems, Inc. and D-Link Canada Inc. (collectively, "D-Link"). In addition to a declaration of past infringement by D-Link, Wi-LAN sought an injunction to prevent future infringement of its Canadian patent No. 2,064,975 and damages, including punitive damages plus interest and legal costs. On December 15, 2006, Wi-LAN announced that on December 13, 2006, the Federal Court of Canada ordered that Wi-LAN's claim for punitive damages be struck from the Wi-LAN Statement of Claim. The Court therefore allowed D-Link's appeal from a previous order made on August 21, 2006. Wi-LAN believes that this ruling does not materially impact its damages claim or prospects for recovery against D-Link. Wi-LAN wanted to proceed expeditiously with its litigation and decided not to appeal this decision.

The Company has been awaiting D-Link's consent to minor amendments in Wi-LAN's claim. D-Link recently consented to those amendments, and, if necessary, Wi-LAN will attend in court on March 19, 2007 to request that the court approve the amended Claim. Assuming the court does approve the amendments, Wi-LAN will serve the amended Claim on D-Link, and D-Link will then be required to file its defence within 30 days after the date of service.

The Company has a commitment for future minimum annual lease payments, for its Ottawa premises, totalling $620 over the next five years.

11. Related party transaction

In July 2006, the Company entered into a one-year consulting contract with the Chairman of the Board through a company controlled by him. Under the terms of the agreement, Wi-LAN is paying a monthly consulting fee of $10 plus expenses, and granted the Chairman options to purchase 250,000 common shares at $1.30 per share.

12. Subsequent event

On February 20, 2007, Wi-LAN announced that it had entered into a bought deal agreement with a syndicate of underwriters led by Wellington West Capital Markets Inc., and including CIBC World Markets Inc., Genuity Capital Markets G.P., Paradigm Capital Inc., GMP Securities L.P. and Dundee Securities Corporation (collectively, the "Underwriters") pursuant to which the Underwriters agreed to purchase from the Company 5,714,300 common shares of the Company at a price of $7.00 per common share for net cash proceeds of approximately $37,750, after 5% underwriting fees and expenses related to the offering (gross proceeds of approximately $40,000). The Underwriters have the option to purchase up to an additional 571,430 common shares at the issue price at any time prior to 30 days following the closing date for additional net proceeds of approximately $3,800 (gross proceeds of approximately $4,000) ("over-allotment").

The offering closed on March 13, 2007, generating net cash proceeds of approximately $37,750. The over-allotment option is available to Underwriters until April 12, 2007. The

funds raised by this offering are expected to be used for working capital and general corporate purposes. In addition, a portion of the net proceeds of this offering may be used to acquire additional patent portfolios, but the timing and amount of such expenditures cannot be predicted until specific opportunities are identified and pursued.

Wi-LAN Inc.

Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A")

for the Three Months Ended January 31, 2007

March 14, 2007

Table of Contents

Wi-LAN Inc.
Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") for the Three Months Ended January 31, 2007

Forward-looking Information

This MD&A, compiled as of March 14, 2007, contains certain forward-looking statements that involve various risks and uncertainties. When used herein, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect", and similar expressions, as they relate to Wi-LAN Inc. ("Wi-LAN", or the "Company") or its management, are intended to identify forward-looking statements. Such statements are subject to known and unknown risks, uncertainties, assumptions and other factors outside of management's control that could cause actual results to differ materially from those expressed in the forward-looking statements. These risks and uncertainties include, but are not restricted to:

- the Company is almost exclusively reliant on additional licensing of its patent portfolio to generate future revenues and cash flows;
- acquisitions of additional products, technologies or businesses could materially adversely affect the Company;
- the Company is dependent on the performance of its key officers and employees and the need to attract and retain personnel;
- the Company may be required to establish the enforceability of the Company's patents in court to obtain material licensing revenues;
- the Company needs to acquire or develop new patents to continue to grow its business;
- the Company will need to invest to translate its intellectual property position into sustainable profit in the market; and
- changes in patent legislation or in the interpretation or application of patent litigation could materially adversely affect the Company.

These forward-looking statements are made as of the date of the MD&A. The Company assumes no responsibility for the accuracy and completeness of the forward-looking statements and undertakes no obligations to publicly revise these forward-looking statements to reflect subsequent events or circumstances.

This MD&A should be read in conjunction with Wi-LAN's unaudited interim consolidated financial statements and the accompanying notes (the "Financial Statements") for the quarter ended January 31, 2007. Unless otherwise indicated, all financial information is reported in thousands of Canadian dollars, with the exception of earnings per share data which is reported in dollars. The Financial Statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). The tables and charts included in this document form an integral part of the MD&A.

Additional information filed by Wi-LAN with the Canadian securities regulators, including quarterly reports, annual reports and the Company's annual information form ("AIF"), is available on-line at www.sedar.com and also on Wi-LAN's website at www.wi-lan.com.

Highlights – Fiscal First Quarter Ended January 31, 2007

During the fiscal first quarter of 2007, Wi-LAN completed two significant transactions:

- on December 4, 2006, Wi-LAN licensed its patent portfolio to Nokia Corporation ("Nokia") for total consideration of $49,265; and

- the Company completed a bought deal financing for net cash proceeds of $28,292 (gross proceeds of $30,000) on December 29, 2006.

Subsequent to January 31, 2007 – $40,000 Financing

On February 20, 2007, Wi-LAN announced that it had entered into a bought deal agreement with a syndicate of underwriters led by Wellington West Capital Markets Inc., and including CIBC World Markets Inc., Genuity Capital Markets G.P., Paradigm Capital Inc., GMP Securities L.P. and Dundee Securities Corporation (collectively, the "Underwriters") pursuant to which the Underwriters agreed to purchase from the Company 5,714,300 common shares of the Company at a price of $7.00 per common share for net cash proceeds of approximately $37,750, after 5% underwriting fees and expenses related to the offering (gross proceeds of approximately $40,000). The Underwriters have the option to purchase up to an additional 571,430 common shares at the issue price at any time prior to 30 days following the closing date for additional net proceeds of approximately $3,800 (gross proceeds of approximately $4,000) ("over-allotment").

The offering closed on March 13, 2007, generating net cash proceeds of approximately $37,750. The over-allotment option is available to Underwriters until April 12, 2007. The funds raised by this offering are expected to be used for working capital and general corporate purposes. In addition, a portion of the net proceeds of this offering may be used to acquire additional patent portfolios, but the timing and amount of such expenditures cannot be predicted until specific opportunities are identified and pursued.

Results of Operations – Comparison of Quarterly Results

The results of the Company's ongoing patent licensing business, including revenues, operating expenses, depreciation & amortization, tax expense and other items are reported as "continuing operations" in the consolidated statements of operations and deficit, and balance sheets. In the fiscal second quarter of 2006, the Company decided to exit its products and engineering services businesses. The results of those businesses have been reported as "discontinued operations". Because of the changes in Wi-LAN's operations during the past year, management has included a comparison of Q1/07 to Q4/06.

Significant items included in the Company's earnings for the fiscal quarters ended January 31, 2007 ("Q1/07"), October 31, 2006 ("Q4/06") and January 31, 2006 ("Q1/06"), follow:

Fiscal quarter	Q1/07		Q4/06		Q1/06	
Three months ended	January 31, 2007		October 31, 2006		January 31, 2006	
Revenues	$ 49,265		$ 12		$ -	
Operating expenses						
Compensation	(2,481)	73%	(556)	50%	(374)	24%
Stock-based compensation	(143)	4%	(31)	3%	(50)	3%
Other operating expenses	(766)	23%	(530)	47%	(1,127)	73%
Total operating expenses	(3,390)	100%	(1,117)	100%	(1,551)	100%
Depreciation & amortization	(746)		(216)		(138)	
Settlement	-		-		9,635	
Gain on sale of property	-		-		1,145	
Earnings/(loss) from continuing operations before income taxes	45,296		(1,159)		9,052	
Provision for income tax (expense)/recovery	(16,726)		16,726		-	
Earnings/(loss)						
From continuing operations	28,570		15,567		9,052	
From discontinued operations	-		728		(5,662)	
Net earnings	$ 28,570		$ 16,295		$ 3,390	
Earnings/(loss) per share - basic and diluted						
Continuing operations						
Basic	$ 0.45		$ 0.26		$ 0.22	
Diluted	$ 0.43		$ 0.26		$ 0.22	
Discontinued operations						
Basic	$ -		$ 0.01		$ (0.14)	
Diluted	$ -		$ 0.01		$ (0.14)	
Net earnings						
Basic	$ 0.45		$ 0.27		$ 0.08	
Diluted	$ 0.43		$ 0.27		$ 0.08	
Weighted average number of shares						
Basic	63,957,925		59,781,954		41,948,829	
Diluted	66,718,801		60,802,976		41,948,829	

Revenues

In Q1/07, Nokia licensed the Wi-LAN patent portfolio for total consideration of $49,265. Under the terms of the agreement, Nokia received a fully paid-up license to Wi-LAN's current portfolio as at December 2006. In consideration for the license, Nokia transferred to Wi-LAN a portfolio of DSL patents, valued at $34,000 by an independent accounting firm, and agreed to pay Wi-LAN $15,265 (€10,000) in cash, less 10% Finnish withholding taxes. The net cash payment of approximately $13,600 (€9,000) was received by Wi-LAN in January 2007, in accordance with the license agreement, and the Company expects to be able to recover the withholding taxes amounting to approximately $1,500 (€1,000) from Finland.

Operating Expenses

Operating expenses comprise employee-related costs, legal costs, patent management expenses, and other expenses such as facilities and public company reporting and listing costs.

Compensation expense for Q1/07, amounted to $2,481, an increase of $1,925 over Q4/06. Compensation expense represented 73% of Q1/07 operating expenses, compared with 50% in Q4/06 and 24% in Q1/06.

In Q1/07 and Q4/06, in addition to base salaries and benefits, compensation expense included costs relating to restricted share units ("RSUs"), deferred stock units ("DSUs"), and bonuses and commissions. The value of RSUs and DSUs is based on the price of Wi-LAN's shares, and the expense recorded in a quarter reflects both the change in the price of Wi-LAN's shares and the number of RSUs and DSUs outstanding. RSUs are settled in cash and DSUs are generally settled by the issue of common shares.

The main items included in the Company's compensation expense for Q1/07, Q4/06 and Q1/06 follow:

Quarter ended		Q1/07		Q4/06		Q1/06
Three months ended		January 31, 2007		October 31, 2006		January 31, 2006
Compensation expense						
RSUs and DSUs	$	1,299	$	166	$	-
Bonuses and commissions		680		63		-
Other compensation		502		327		374
Total compensation expense	$	2,481	$	556	$	374

The Q1/07 expense for RSUs and DSUs was $1,299, an increase of $1,133 and $1,299 over Q4/06 and Q1/06, respectively. The increase in this expense in Q1/07 is due mainly to the increase in the Company's common share price during the period. The closing prices for Wi-LAN's shares on the Toronto Stock Exchange follow:

- October 31, 2006 $1.87
- November 30, 2006 $2.70
- December 29, 2006 $4.65
- January 31, 2007 $5.52

The acceleration of vesting of RSUs for a key employee from June 2007 to January 2007 increased the Q1/07 expense by $443. The number of RSUs did not change, only the timing of the vesting.

Bonuses and commission expenses amounted to $680 in Q1/07, an increase of $617 compared with the $63 expense recorded in Q4/06. There were no bonuses or commissions included in compensation expense in Q1/06. These payments relate directly to the successful results achieved by the Company, including the completion of the license with Nokia.

Stock-based compensation expense is a non-cash expense driven in part by the number and value of options issued during the periods. The stock-based compensation expense in Q1/07 was $143, up $112 from Q4/06 and $93 from Q1/06. Other operating expenses amounted to $766 in the first quarter 2007, an increase of $236 over the fourth quarter and a decrease of $361 from Q1/06. The major components of the $236 increase were a Q1/07 loss on foreign

exchange of $135, and other costs including public reporting and listing costs and patent-management expenditures.

Depreciation & Amortization, Tax Expense and Other Items

The increase in Q1/07 depreciation & amortization expense is due to recording the cost for two months amortization of the patents acquired from Nokia effective December 4, 2006.

In Q1/06, Wi-LAN realized two non-recurring gains:

- a net gain of $9,635 on completing a settlement with Cisco Systems for the purchase of patents, paid-up and prepaid royalties on certain patents, and settlement costs; and

- a $1,145 gain on the sale of the Company's previous head office facility in Calgary.

Q1/07 net earnings reflect the accrual of $16,726 of income tax expense on the $45,296 of pre-tax earnings from continuing operations in the quarter. At year end, October 31, 2006, Wi-LAN had approximately $101,608 of non-capital tax losses, SR&ED and temporary differences carried forward, with a total tax value of approximately $36,701 based on tax rates in effect at that date. In Q4/06, the Company recognized $16,726 of the tax value as a non-cash credit in earnings, in large part due to the Nokia agreement that was completed in Q1/07 before the year end financial statements were finalized. The Q1/07 earnings therefore report the non-cash tax expense against the earnings achieved in the quarter. The year end valuation allowance of $19,975 has not been adjusted.

While income taxes are based on annual periods, and not quarters, the impact of the $45,296 Q1/07 earnings before tax is as follows:

- no cash income taxes are expected to be payable on the earnings due to the application of the losses carried forward;

- the $101,608 of losses and other tax attributes carried forward are effectively reduced by approximately $45,296; and

- the Company has a $34,000 capital asset in the DSL patents that will be depreciated in future years for accounting and Canadian tax purposes in accordance with income tax rules and regulations.

In assessing the realizability of future tax assets, management considers whether it is more likely than not that some portion or all of the future tax assets will not be realized. The realization of future tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes are deductible. The amount of the future tax asset considered realizable could change materially in the near term, based on future taxable income during the carry-forward period. Management will assess the valuation allowance against other tax losses carried forward and timing differences on a quarterly basis in order to decide when it may be appropriate to recognize additional future income tax benefits in the Company's financial statements. Going forward, Wi-LAN expects to generate revenues from licensing its intellectual property ("IP"), but the timing and nature of individual agreements cannot be predicted.

There was no impact on Q1/07 earnings from the discontinued products and engineering services operations. In Q4/06, the $728 earnings from discontinued operations were due mainly to the realization of a gain on the sale of land and buildings, while the $5,662 loss in Q1/06 represented the operating losses and other costs incurred by the businesses.

Guidance – Operating Expenses

It has been Wi-LAN's practice not to provide guidance on the range of expected future revenues and earnings, given the relatively early stage of its development in licensing as well as the difficulty in predicting the timing and value of patent acquisition opportunities and possible future litigation, both of which could require significant investment. In order to assist investors and other interested parties in their understanding of Wi-LAN's performance, management believes that operating expenses for the fiscal year 2007 will likely be in the range of $8.5-10.5 million, based on current plans and expectations.

Wi-LAN expects to generate revenues from licensing its IP, but the timing and nature of individual agreements cannot be predicted. The major components of operating expenses comprise: compensation, legal costs, patent management expenses and other expenses such as facilities and public company reporting and listing costs. Depreciation & amortization expenses will increase to reflect mainly the carrying value and remaining lives of patent groups in Wi-LAN's overall portfolio, including IP acquisitions.

Compensation costs will grow as Wi-LAN adds staff to pursue licensing opportunities and manage its business. The compensation costs also include: stock-based compensation expenses, a non-cash charge, the costs of RSUs and DSUs, bonuses, commissions and other compensation costs in accordance with employment agreements. There were 750,000 RSUs granted in Q3/06; of those, 250,000 were paid in January 2007, 250,000 vest in January 2008 and 250,000 in January 2009.

Legal expenses will likely increase, depending mainly on litigation that is undertaken. The Company expects that it will be required to litigate from time to time with parties that infringe its patents but refuse to pay what the Company considers fair consideration either for a license or as compensation for past infringement. Currently, the Company is in litigation with D-Link in the Federal Court of Canada concerning the alleged infringement by D-Link of Canadian patent #2,064,975. This litigation is in its early stages and D-Link has not yet filed a Statement of Defense responding to the Statement of Claim filed by the Company. In management's experience, the costs of taking a patent litigation to trial in Canada on one patent are generally in the range of $1-2 million, although costs can vary significantly depending on a range of factors. It is likely that the Company will litigate in the future in the United States and, in part, the current financial resources, including cash from the Nokia licensing and bought deal financing transactions recorded in December 2006 and March 2007, will provide the Company with the funds necessary to either litigate or demonstrate to potential licensees that the Company has the funds required to carry on litigation in the United States. In management's experience a single patent litigation, up to and including trial, in the United States can cost between $1-10 million, or more.

Liquidity

Cash and short-term investments increased by $41,076 in Q1/07 to $57,756 at January 31, 2007. Working capital increased $25,053 over the same period and totalled $58,366 at January 31, 2007.

Wi-LAN had no long-term debt at January 31, 2007 and 2006.

During the first quarter 2007, Wi-LAN completed two major cash transactions:

- the cash received from Nokia for the licensing agreement was approximately $13,600 (€9,000), excluding approximately $1,500 (€1,000) recorded as accounts receivable for 10% withholding taxes; and

- the bought deal financing raised net cash of $28,292 (gross proceeds of $30,000) by the issuance of 6,666,700 common shares priced at $4.50 per share.

In addition, subsequent to Q1/07, Wi-LAN closed a bought deal financing on March 13, 2007. The financing raised net cash of approximately $37,750 (gross proceeds of $40,000, excluding over-allotment option) through the issuance of 5,714,300 common shares priced at $7.00 per share.

At January 31, 2006, cash and cash equivalents were $8,374 and working capital totalled $4,870. In Q1/06, cash and cash equivalents, and working capital increased by $4,684 and $3,853, respectively. The increases were due mainly to the cash received from the Cisco settlement and cash expended on the discontinued operations.

Wi-LAN plans to use its cash resources to fund its operations, fund any litigation that might be required, and purchase additional high quality patent portfolios that are identified and that fit the Company's strategic direction and portfolio of wireless and wireline telecommunications IP.

Wi-LAN's ability to generate cash from operations going forward is based entirely on licensing its patent portfolio to companies around the world who sell equipment in the CDMA, Wi-Fi, WiMAX and DSL markets. To date, Wi-LAN has licensed all of its IP to Cisco, its IP related to the fixed applications (802.16d) of Wi-MAX to Fujitsu, its WiMAX IP to Redline, the 802.11a version of Wi-Fi to Philips Semiconductors Inc. ("Philips"), and effective December 4, 2006, all of its IP to Nokia. It is difficult to predict the timing and nature of future licenses.

Wi-LAN plans to finance its cash requirements for operating expenses, litigation costs and technology acquisitions by a combination of cash generated from licensing its IP and, when desirable based on market conditions, by selling common shares to the public. While each license will have its unique characteristics and reflect the preferences of both Wi-LAN and the licensee, the Company will attempt to maximize the amount of up-front cash received for the license, so long as the result optimizes Wi-LAN's economic results from the licensing.

The Company expects that it will be required to litigate from time to time with parties that infringe its patents but refuse to pay what the Company considers fair consideration either for a license or as compensation for past infringement. It is important that target licensees know that, if necessary, the Company has sufficient funds to fight a protracted litigation, otherwise a party may be more reluctant to take a license. Other operating expenses will be managed to align with Wi-LAN's financial position and prospects. Patent acquisitions will depend on the quality

and fit of the patents that become available to Wi-LAN, and may be achieved by various business structures, including acquisitions for cash or Wi-LAN shares, sharing the net revenues generated from the patents (i.e. on a contingency basis) and the acquisition of patents as consideration for licensing Wi-LAN's current portfolio of patents.

Minimum commitments for the leased premises in Ottawa are currently as follows:

		Years ending October 31,			
	Total	2007	2008	2009	Thereafter
Lease for premises	$ 620	$ 96	$ 130	$ 130	$ 264

The Company will be expanding its leased space to meet the needs caused by the growth in staffing, and is currently considering the opportunity to expand the space it currently rents from approximately 4,000 square feet to possibly 9,000 square feet or more, depending on the specific space opportunity the Company pursues.

Capital Resources

Wi-LAN will have two main types of capital investment going forward: the acquisition of new patents and IP under Wi-LAN's Technology Acquisition Program ("TAP") to support continuing growth in the Company's business, and capital assets such as computers, software, furniture and facilities to support staff requirements. The timing and extent of TAP expenditures could be significant if the right opportunities are available and the acquisitions fit Wi-LAN's financial capacity and strategic direction of wireless and telecommunications IP licensing. Expenditures for capital assets will match the Company's growth, and are expected to be significantly more modest over time than those associated with TAP.

The funding for Wi-LAN's capital investment will come from a combination of cash and cash equivalents on hand, cash generated from licensing activities and external financing as appropriate.

Outstanding Common Share Data

As at	January 31, 2007	October 31, 2006
Common shares	69,037,660	61,099,073
Securities convertible into common shares		
Stock options	3,306,463	4,039,350
Deferred stock units (DSUs)	26,348	26,348
Warrants	456,660	772,332
	72,827,131	65,937,103

On March 13, 2007, following the closing of the bought deal financing and the exercise of warrants, the Company had a total of 75,009,020 common shares outstanding.

Selected Quarterly Information

The following is a summary of Wi-LAN's quarterly financial results for the past eight quarters.

Operating highlights:

Fiscal quarter	Q1/07	Q4/06	Q3/06	Q2/06	Q1/06	Q4/05	Q3/05	Q2/05
Three months ended	Jan 31/07	Oct 31/06	July 31/06	Apr 30/06	Jan 31/06	Oct 31/05	July 31/05	Apr 30/05
Revenues	$ 49,265	$ 12	$ 2,096	$ -	$ -	$ -	$ -	$ -
Operating and amortization expenses	(4,136)	(1,333)	(1,670)	(1,705)	(1,689)	(1,201)	(1,196)	(1,110)
Settlement (a)	-	-	-	-	9,635	-	-	-
Gain on debt settlement	-	-	-	2,919	-	-	-	-
Future income tax (expense)/recovery	(16,726)	16,726	-	-	-	-	-	-
Earnings (loss) from continuing ops	28,570	15,567	432	1,236	9,052	(1,214)	(1,117)	(972)
Earnings/(loss) from discontinued ops	-	728	(832)	(6,412)	(5,662)	(15,667)	(2,364)	(1,996)
Net earnings/(loss)	$ 28,570	$ 16,295	$ (400)	$ (5,176)	$ 3,390	$ (16,881)	$ (3,481)	$ (2,968)
Basic and diluted earnings/(loss) per share								
Continuing operations								
Basic	$ 0.45	$ 0.26	$ 0.01	$ 0.03	$ 0.21	$ (0.03)	$ (0.03)	$ (0.02)
Diluted	$ 0.43	$ 0.26	$ 0.01	$ 0.03	$ 0.21	$ (0.03)	$ (0.03)	$ (0.02)
Discontinued operations								
Basic	$ -	$ 0.01	$ (0.02)	$ (0.15)	$ (0.13)	$ (0.37)	$ (0.05)	$ (0.05)
Diluted	$ -	$ 0.01	$ (0.02)	$ (0.15)	$ (0.13)	$ (0.37)	$ (0.05)	$ (0.05)

(a) The $9,635 settlement with Cisco, net of expenses, comprising the settlement of the lawsuit, sale of patents and a license, has been reported as a "settlement", and not revenue.

Financial position:

Fiscal quarter	Q1/07	Q4/06	Q3/06	Q2/06	Q1/06	Q4/05	Q3/05	Q2/05
As at	Jan 31/07	Oct 31/06	July 31/06	Apr 30/06	Jan 31/06	Oct 31/05	July 31/05	Apr 30/05
Cash and cash equivalents	$ 57,756	$ 16,680	$ 9,556	$ 3,239	$ 8,374	$ 3,690	$ 7,489	$ 9,466
Future tax asset	-	16,726	-	-	-	-	-	-
Patents	43,047	9,787	9,988	10,170	8,848	10,059	10,155	10,288
Shareholders' equity	101,606	43,274	18,961	11,027	14,544	10,916	27,736	31,120

Critical Accounting Policies and Estimates

Critical accounting estimates are defined as estimates that are very important to the portrayal of Wi-LAN's financial position and operating results, and require management to make judgements based on underlying assumptions about future events and their effects. These underlying assumptions are based on historical experience and other factors that management believes to be reasonable under the circumstances, and are subject to change as events occur, as additional information is obtained and as the environment in which Wi-LAN operates changes. Critical accounting estimates are reviewed annually, or more often if needed, by the Audit Committee of the Board. The most critical accounting estimates are those used in the Company's audited annual consolidated financial statements for the year ended October 31,

2006. There have been no changes to the Company's accounting policies or estimates since that time.

The useful life of the DSL patents acquired from Nokia was determined following an assessment of the legal and economic lives, and potential future licensing revenues achievable from the portfolio. The portfolio is being amortized on a straight-line basis over 10 years.

Changes in Accounting Policies, Including Initial Adoption

In 2005, the CICA issued accounting standards on financial instruments (CICA 3385), comprehensive income (CICA 1530) and hedges (CICA 3865). These standards require financial instruments to be carried at fair value on the balance sheet, effective January 1, 2007. Wi-LAN currently has no financial instruments where these standards apply.

Disclosure Controls and Procedures

In conformance with the Canadian Securities Administrators Multilateral Instrument 52-109, Wi-LAN has filed certificates signed by the President & CEO and CFO that, among other things, deal with the matter of disclosure controls and procedures.

Management has evaluated the effectiveness of the Company's disclosure controls and procedure as of March 14, 2007, and based on its evaluation has concluded that these are effective. The evaluation took into consideration the Company's corporate disclosure policy and the functioning of its executive officers, Board and Board Committees. In addition, the evaluation covered the Company's processes, systems and capabilities relating to regulatory filings, public disclosures and the identification and communication of material information.

WiLAN

Form 52-109F2 – Certification of Interim Filings

I, James D. Skippen, President & Chief Executive Officer of Wi-LAN Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Wi-LAN Inc., (the issuer) for the interim period ending January 31, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: March 15, 2007

James D. Skippen
President & Chief Executive Officer

Wi-LAN Inc. 11 Holland Avenue, Suite 608, Ottawa, ON Canada K1Y 4S1
T: (613) 688-4900 F: (613) 688-4894 I: [illegible].com

Form 52-109F2 – Certification of Interim Filings

I, R. Stephen Bower, Chief Financial Officer of Wi-LAN Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Wi-LAN Inc., (the issuer) for the interim period ending January 31, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: March 15, 2007

R. Stephen Bower
Chief Financial Officer

Wi-LAN Inc.

Revised Interim Financial Statements – Periods Ending July 31, 2006 and 2005

In conjunction with Wi-LAN's bought deal financing announced on December 8, 2006, the financial statements and MD&A have been updated to an effective date of December 21, 2006 by reporting on the subsequent events of signing a license with Nokia and the financing (see Note 10). The MD& A has also been updated to include a summary of Wi-LAN's current business and ongoing operations.

Wi-LAN Inc.

Consolidated Statements of Operations and Deficit

(Unaudited)

(In thousands of Canadian dollars, except per share amounts)

	Three Months Ended July 31,		Nine Months Ended July 31,	
	2006	2005	2006	2005
Revenues	$ 2,096	$ -	$ 2,096	$ -
Income/(expenses) from the following:				
General and administrative expenses	(1,483)	(1,054)	(4,604)	(2,813)
Depreciation and amortization	(187)	(142)	(460)	(421)
Settlement (note 3)	-	-	9,635	-
Gain on debt settlement (note 4)	-	-	2,919	-
Gain on sale of property (note 5)	-	44	1,145	44
Gain on disposal of long-term investments	-	-	-	142
Other income	-	-	30	297
Interest:				
Interest income	6	41	56	152
Interest expense on long-term debt	-	-	(97)	(286)
Other interest expense	-	(6)	-	(74)
Earnings/(loss) from continuing operations	432	(1,117)	10,720	(2,959)
(Loss) from discontinued operations (notes 2 and 6)	(832)	(2,364)	(12,906)	(5,938)
Net (loss)	(400)	(3,481)	(2,186)	(8,897)
Deficit, beginning of period	(181,487)	(159,339)	(179,701)	(149,403)
Stock-based compensation	-	-	-	(4,520)
Deficit, end of period	$ (181,887)	$ (162,820)	$ (181,887)	$ (162,820)
Earnings/(loss) per share - basic and diluted:				
From continuing operations	$ 0.01	$ (0.03)	$ 0.24	$ (0.07)
Discontinued operations	(0.02)	(0.05)	(0.29)	(0.14)
Net (loss) per share	$ (0.01)	$ (0.08)	$ (0.05)	$ (0.21)

See accompanying notes to consolidated interim financial statements

Wi-LAN Inc.
Consolidated Balance Sheets
(Unaudited)
(In thousands of Canadian dollars)

	July 31, 2006	October 31, 2005
Assets		
Current assets:		
Cash and equivalents	$ 9,556	$ 3,690
Assets of discontinued businesses (note 6)	706	11,290
Prepaid expenses and deposits	386	453
Current assets	10,648	15,433
Property, plant and equipment	91	86
Patents, licenses and trademarks (note 7)	9,988	10,059
	$ 20,727	$ 25,578
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable and accrued liabilities	$ 373	$ 1,706
Debt (note 4)	-	4,508
Current portion of deferred gain on sale of property	-	176
Liabilities of discontinued businesses (note 6)	1,393	7,303
Current liabilities	1,766	13,693
Deferred gain on sale of property	-	969
Shareholders' equity:		
Share capital (note 8)	194,228	184,921
Contributed surplus (note 8 c)	6,620	5,696
Deficit	(181,887)	(179,701)
Shareholders' equity	18,961	10,916
Subsequent event (note 10)		
	$ 20,727	$ 25,578

See accompanying notes to consolidated interim financial statements

Wi-LAN Inc.

Consolidated Statements of Cash Flows

(Unaudited)
(In thousands of Canadian dollars)

	Three Months Ended July 31,		Nine Months Ended July 31,	
	2006	2005	2006	2005
Cash provided by/(used in):				
Operations				
Earnings from continuing operations	$ 432	$ (1,117)	$ 10,720	$ (2,959)
Non-cash items:				
Stock-based compensation	288	13	416	163
Depreciation and amortization	187	142	460	421
Settlement	-	-	(9,635)	-
Debt settlement	-	211	(4,508)	632
Gain on sale of property	-	(44)	(1,145)	(44)
Deferred stock units	105	-	105	
Gain on disposal of long-term investments	-	-	-	(142)
Gain on sale of patents	-	-	(429)	-
	1,012	(795)	(4,016)	(1,929)
Change in non-cash working capital balances:				
Prepaid expenses	(55)	(24)	67	(338)
Accounts payable and accrued liabilities	(1,250)	844	(1,333)	(333)
Cash from/(used in) continuing operations	(293)	25	(5,282)	(2,600)
Discontinued operations (note 6)	(1,117)	(1,949)	(8,206)	(8,405)
	(1,410)	(1,924)	(13,488)	(11,005)
Financing				
Proceeds on sale of common shares	7,395	-	7,395	-
Share capital issued for cash on the exercise of options	353	-	353	37
Cash received from loan payable	-	-	2,000	-
Repayment of loan payable	-	-	(2,000)	-
Repayment of long-term debt	-	-	-	(7,842)
Discontinued operations (note 6)	(8)	(9)	(41)	(29)
Cash generated from/(used in) financing	7,741	(9)	7,708	(7,834)
Investments				
Purchase of property, plant and equipment	(14)	(1)	(16)	(3)
Purchase of patents, licenses and trademarks	-	(6)	(6)	(58)
Restricted cash	-	-		775
Proceeds from settlement, net	-	-	9,635	-
Proceeds from sale of patents	-	-	1,510	-
Proceeds on sale of property, net	-	-	-	11,787
Proceeds on sale of long-term investments, net	-	-	-	303
Discontinued operations (note 6)	-	(37)	523	(244)
Cash generated from/(used in) investments	(14)	(44)	11,646	12,560
Net cash and cash equivalents generated/(used) in the period	6,317	(1,977)	5,866	(6,279)
Cash and cash equivalents at start of period	3,239	9,466	3,690	13,768
Cash and cash equivalents at end of period	$ 9,556	$ 7,489	$ 9,556	$ 7,489

See accompanying notes to consolidated interim financial statements

(thousands of Canadian dollars, except share and per share amounts, unless otherwise stated)

1. Significant accounting policies

The consolidated interim financial statements of Wi-LAN Inc. ("Wi-LAN" or the "Company") have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information, including all normal recurring adjustments that are, in the opinion of management, necessary for a fair presentation of the financial position, operations, and cash flows for the interim periods. As the interim financial statements do not contain all of the disclosures required in annual financial statements, they should be read in conjunction with the audited annual financial statements of the Company. These financial statements have been prepared following the same accounting policies as detailed in the audited financial statements dated October 31, 2005, Wi-LAN's fiscal year-end. The consolidated interim financial statements include the accounts of Wi-LAN and its subsidiaries. Certain comparative information relating to the Company's discontinued operations has been reclassified to conform to the current period's presentation.

2. Discontinued operations

Following an extensive review of strategic alternatives, Wi-LAN decided to focus on commercializing its portfolio of wireless technology patents. To achieve this objective, the Company's Board of Directors approved a plan in January 2006 to exit its products businesses, and in March 2006 to divest its engineering services business.

During the fiscal second quarter of 2006, ending April 30, Wi-LAN sold its products businesses. The Libra 5800 product line was sold to GIL Technology Co. Ltd.; the Ultima 3, VIP and LIBRA MX product lines were sold to EION Wireless Inc.; and the Til-Tek antenna business was sold to a subsidiary of Kavveri Telecom Products Limited. The purchasers will provide ongoing support for Wi-LAN's former customers and channel partners.

Also during the second quarter, Wi-LAN signed a letter of intent to dispose of its engineering services business to a subsidiary of Fujitsu Microelectronics of America ("Fujitsu", or "FMA"). The transaction was completed in May 2006, and included the transfer of approximately 26 of Wi-LAN's engineering staff to Fujitsu.

The results of the products businesses and engineering services business have been reported as discontinued operations in these financial statements (note 6).

3. Settlement – agreement with Cisco Systems Inc.

In December 2005 the Company signed an agreement with Cisco Systems Inc. for the purchase of patents, paid-up and prepaid royalties on certain patents and settlement costs. The closing of the agreement took place in January 2006 and Wi-LAN received proceeds of $11,648 (US$10,000). The settlement, less related costs of the patents sold and expenses totaling $2,013, resulted in a net gain of $9,635.

4. Gain on debt settlement

In March 2006, Wi-LAN and Industry Canada reached an agreement to terminate a Contribution Agreement, as amended, under the Technology Partnerships Canada ("TPC") program. In accordance with the settlement agreement, Wi-LAN paid $1,800 during its fiscal second quarter ending April 30, 2006, and was released unconditionally by the government from any further claims or commitments under the TPC program. This release included the elimination of the Company's prior obligation to issue warrants to purchase Wi-LAN common stock. The accrual to issue warrants, which were potentially due in cash, amounting to $4,719 at January 31, 2006 was credited to earnings in the Company's fiscal second quarter, resulting in a net gain of $2,919 after the $1,800 payment.

5. Gain on sale of property

In April 2005, the Company sold its head office location in Calgary and committed to a seven-year lease on approximately 35,000 square feet of office space. The gain on sale of approximately $1,200 was being recognized over the term of the operating lease. Due to a negotiated termination of the associated lease in January 2006 and the move of the Calgary head office to smaller premises, the Company recognized the balance of the deferred gain of $1,145 in its fiscal first quarter 2006 results.

6. Financial results of discontinued operations

As described in note 2, Wi-LAN disposed of its products businesses during the fiscal second quarter of 2006, and committed to the discontinuance of its engineering services business, which was completed in the third quarter. Proceeds on the disposal of the products businesses amounted to $1,172, comprising approximately $947 of cash proceeds received and a $225 receivable at July 31, 2006. The Company expects to complete the terms of escrow under which an additional $750 of cash will be received in the fiscal fourth quarter, following the required approval by government authorities. As the terms of the escrow were not completed by July 31, 2006, this transaction has not yet been reported in Wi-LAN's financial results.

Proceeds on the disposal of the engineering services business amounted to $100, and were included in the fiscal third quarter 2006 net loss from discontinued operations. A number of contingent costs were avoided by completing the disposition.

Summary financial results of the disposal of the products businesses until their sale in 2006 and for the engineering services business for the three and nine months ended July 31, 2006 and 2005 were as follows:

	Three Months Ended July 31,		Nine Months Ended July 31,	
	2006	2005	2006	2005
Revenues	$ -	$ 7,727	$ 7,344	$ 20,811
Gross profit	-	3,185	(2,213)	8,565
Research & development (expense)	-	(2,433)	(5,531)	(6,684)
Selling, general & admin (expense)	-	(3,116)	(3,815)	(7,819)
(Loss) on sale of businesses and equipment	(832)		(1,347)	-
(Loss) from discontinued businesses	**$ (832)**	**$ (2,364)**	**$ (12,906)**	**$ (5,938)**

The assets and liabilities of the discontinued businesses are carried at the lower of their carrying amount or their estimated fair value on Wi-LAN's consolidated balance sheet, and reflect the following:

	July 31, 2006	October 31, 2005
Assets		
Accounts receivable	$ 635	$ 5,723
Inventory	-	3,184
Prepaid expenses	71	1,159
Property, plant & equipment	-	1,224
Total assets of discontinued businesses	706	11,290
Liabilities		
Accounts payable and accrued liabilities	1,293	5,642
Warranty	-	826
Capital leases	100	141
Deferred revenues	-	694
Total liabilities of discontinued businesses	1,393	7,303
Net assets of discontinued businesses	**$ (687)**	**$ 3,987**

The cash flows pertaining to the discontinued businesses were as follows:

	Three Months Ended July 31,		Nine Months Ended July 31,	
	2006	2005	2006	2005
Operations				
(Loss) from discontinued operations	$ (832)	$ (2,364)	$ (12,906)	$ (5,938)
Non-cash items:				
Stock-based compensation and DSUs	193	84	490	603
Depreciation and amortization	-	148	204	559
Loss on sale of business and other	-	(1)	515	(1)
	(639)	(2,133)	(11,697)	(4,777)
Change in non-cash working capital balances:				
Accounts receivable	692	(1,390)	5,088	(3,654)
Inventory	-	(310)	3,184	(840)
Prepaid expenses	34	-	1,088	(966)
Accounts payable and accrued liabilities	(1,204)	1,884	(5,869)	1,832
Cash (used) in discontinued operations	(1,117)	(1,949)	(8,206)	(8,405)
Financing				
Capital lease payments	(8)	(9)	(41)	(29)
Investments				
Proceeds on sale of business	-	-	622	-
Proceeds on sale of long-term investments	-	-	40	-
Capital expenditures	-	(37)	(139)	(244)
Cash from/(used) in investments	-	(37)	523	(244)
Net cash (used) in discontinued operations	**$ (1,125)**	**$ (1,995)**	**$ (7,724)**	**$ (8,678)**

7. Patents, licenses and trademarks

In April 2006, Wi-LAN licensed additional patents from Ensemble Communications Inc. and bought back the patent purchase and royalty commitment executed in 2004 with Ensemble in exchange for 2,000,000 common shares with a fair value of $1,500.

8. Share capital

a) Issued and outstanding

The issued and outstanding common shares of Wi-LAN, along with equity instruments convertible into common shares, are as follows:

	July 31, 2006	October 31, 2005
Common shares	54,425,998	42,229,184
Securities convertible into common shares		
Share options	3,925,865	3,246,193
Deferred stock units ("DSUs")	26,348	799,990
Warrants	567,848	22,388
Securities convertible into common shares	4,520,061	4,068,571

b) Common shares

Common shares	
Outstanding, October 31, 2005 and January 31, 2006	42,229,184
Issued on acquisition of patents	2,000,000
Issued to settle DSUs	408,850
Outstanding, April 30, 2006	44,638,034
Issued on sale of shares	9,091,000
Issued on exercise of options	312,577
Issued to settle DSUs	384,387
Outstanding, July 31, 2006	54,425,998

In June 2006, Wi-LAN completed a private placement of common shares for net cash proceeds of approximately $7,395 (gross proceeds of $8,000). The bought deal was priced at $0.88 per common share. In addition, brokers warrants to purchase 545,460 common shares (6% of the number of shares in the financing) with an exercise price of $0.88 per common share were granted. The warrants have a one-year life. The fair value of the brokers warrants amounted to $239, and is a non-cash reduction in the carrying value of share capital in the balance sheet, bringing the net proceeds on the financing to $7,156.

c) Share options

Options	
Outstanding, October 31, 2005	3,246,193
Grants	570,000
Cancelled or expired	(262,981)
Outstanding, January 31, 2006	3,553,212
Grants	550,000
Exercises	-
Cancelled or expired	(272,760)
Outstanding, April 30, 2006	3,830,452
Grants	2,470,000
Exercises	(312,577)
Cancelled or expired	(2,062,010)
Outstanding, July 31, 2006	3,925,865

During the third quarter ended July 31, 2006, many former Wi-LAN employees who were transferred to the companies who acquired the discontinued businesses or were terminated had 90 days to determine whether to exercise their vested options or let them expire. As reported in the table above, 312,577 options were exercised, and 2,062,010 options expired.

The Company has recorded total stock-based compensation expense in continuing operations of $288 and $13 for the fiscal third quarters of 2006 and 2005, respectively ($416 and $163 for the first nine months of 2006 and 2005). Contributed surplus has been increased by the amount of the stock-based compensation costs. These stock options were valued using the Black-Scholes pricing model for estimating the fair value of the stock options issued using the assumptions described below.

Using the Black-Scholes pricing model for estimating the fair value of options, these options have a weighted-average fair value of $0.41 per share option. Options vest at various times and in varying amounts ranging from immediate vesting of all options to 25% immediate vesting and 25% vesting on each anniversary following the option grant date.

The Company uses the Black-Scholes pricing model for estimating the fair value of the stock options issued with the following weighted average assumptions for options granted during the third quarter ended July 31, 2006:

Risk-free interest rate	5%
Volatility	70%
Expected option life, in years:	
Less than 50,000 options	3.0
More than 50,000 options	4.0
Dividend yield	0%

d) Deferred stock unit ("DSU") plan

Deferred stock units ("DSUs")	
Outstanding, October 31, 2005	799,990
Grants	23,837
Outstanding, January 31, 2006	823,827
Grants	59,940
Settled for cash	(156,000)
Settled for common shares	(408,850)
Outstanding, April 30, 2006	318,917
Grants	91,818
Settled for cash	-
Settled for common shares	(384,387)
Outstanding, July 31, 2006	26,348

The Company has a deferred stock unit ("DSU") plan as a tool to assist in the retention of selected employees and directors, and to help conserve the Company's cash position. Under the plan, DSUs were awarded, and became due when the conditions of retention were met and employment terminated or completed. The value of each DSU was determined in reference to the Company's common share price, and the DSU value was payable (a) in cash, less applicable income taxes withheld for the period through April 20, 2006, and (b) in either cash or shares, at the Company's option, after April 20, 2006. In order to conserve cash, the Company has settled DSUs in shares since that date.

During the third quarter ended July 31, 2006, the Company granted 91,818 (2005 – nil) deferred stock units to the outgoing CEO as his bonus against achieved performance objectives. The 26,348 outstanding DSUs are held by two directors of the Company.

e) Warrants

Warrants	
Outstanding, October 31, 2005 and April 30, 2006	22,388
Issued on sale of shares (note 8 b)	545,460
Outstanding, July 31, 2006	567,848

In conjunction with the financing on June 22, 2006, the Company granted brokers warrants to purchase 545,460 common shares with an exercise price of $0.88 per common share. The warrants have a one-year life. Using the Black-Scholes pricing model, these warrants have a fair value of $239, and this cost, together with other direct costs such as brokers fees and legal and other professional fees, has been netted against the proceeds on the issue of the common shares in the financing.

The 22,388 other warrants are priced at $3.35 per common share and expire between October and December 2006.

f) Per share amounts

The calculation of basic earnings/(loss) per common share is based on the weighted average number of common shares outstanding for the three and nine month periods

ended July 31, 2006 of 48,975,539 and 44,670,333 (2005 – 42.2 million and 42.5 million), respectively. The diluted per share amounts are not presented separately as the result would not be dilutive.

9. Related Party Transaction

In July 2006, the Company entered into a one-year consulting contract with the Chair of the Board through a company controlled by him. Under the terms of the agreement, Wi-LAN will pay a monthly consulting fee of $10 plus expenses, and granted the Chair options to purchase 250,000 common shares at $1.30 per share.

10. Subsequent events

a) Financing – August

On August 17, 2006, Wi-LAN raised an additional net cash of approximately $7,300 (gross proceeds of $8,000) by the sale of 6,400,000 common shares offered by way of a short form prospectus. The financing was priced at $1.25 per common share. Brokers warrants to purchase 384,000 common shares (6% of the number of shares in the financing) with an exercise price of $1.35 per common share were granted. The warrants have a one-year life.

b) Patent license signed with Nokia

On December 4, 2006, Wi-LAN announced that Nokia Corporation of Finland had licensed the Wi-LAN patent portfolio. Under the terms of the agreement, Nokia received a fully paid-up license to Wi-LAN's current patent portfolio. In partial consideration for this license, Nokia transferred to Wi-LAN patents, both issued and pending, related to telecommunications and asymmetric digital subscriber line ("ADSL") technologies. These patents have been valued at $34 million, based on a preliminary independent valuation by a large accounting firm. As additional consideration, Nokia will pay approximately $15.2 million (€10 million) immediately to Wi-LAN. Additional details of the agreement must be kept confidential.

c) Financing – December

On December 8, 2006, Wi-LAN announced it had entered into an agreement with a syndicate of underwriters led by CIBC World Markets Inc., and including Wellington West Capital Markets Inc., Paradigm Capital Inc., Haywood Securities Inc. and Dundee Securities Corporation, pursuant to which the underwriters have agreed to purchase, on a bought-deal basis, approximately 6,666,700 common shares of the Corporation at a purchase price of $4.50 per common share, for gross proceeds of $30 million. Wi-LAN plans to use the net proceeds of this financing for working capital and general corporate purposes.

Wi-LAN Inc.

Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") for the Year Ended October 31, 2006

January 9, 2007

Table of Contents

Wi-LAN Inc.
Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") for the Year Ended October 31, 2006

Forward-looking Information

This MD&A, compiled as of January 9, 2007, contains certain forward-looking statements that involve various risks and uncertainties. When used herein, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect", and similar expressions, as they relate to Wi-LAN Inc. ("Wi-LAN", or the "Company") or its management, are intended to identify forward-looking statements. Such statements are subject to known and unknown risks, uncertainties, assumptions and other factors outside of management's control that could cause actual results to differ materially from those expressed in the forward-looking statements. These risks and uncertainties include, but are not restricted to:

- the enforceability of the Company's patents;
- the timing of the Company's ability to generate revenues and cash flows from licensing its patent portfolio;
- the effects of litigation regarding the licensing activities and the patents;
- the need of the Company to acquire or develop new patents to continue to grow its business;
- the investment required by the Company to translate its intellectual property position into sustainable profit in the market;
- the Company's dependency on the performance of its key officers and employees;
- the Company's ability to attract and retain key employees;
- changes in patent legislation or in the interpretation or application of patent litigation that could materially adversely affect the Company;
- the ability of the Company to raise capital or other forms of financing on acceptable terms when needed; and
- the acquisitions of additional products, technologies or businesses and any potential change in foreign currency rates.

These forward-looking statements are made as of the date of the MD&A. The Company assumes no responsibility for the accuracy and completeness of the forward-looking statements and undertakes no obligations to publicly revise these forward-looking statements to reflect subsequent events or circumstances.

This MD&A should be read in conjunction with Wi-LAN's audited fiscal 2006 financial statements and the accompanying notes (the "Financial Statements"). **Unless otherwise indicated, all financial information is reported in thousands of Canadian dollars, with the exception of earnings per share data which is reported in dollars.** The Financial Statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). The tables and charts included in this document form an integral part of the MD&A.

Additional information filed by Wi-LAN with the Canadian securities regulators, including quarterly reports, annual reports and the Company's annual information form ("AIF"), is available on-line at www.sedar.com and also on Wi-LAN's website at www.wi-lan.com.

Overall Performance - Fiscal 2006 Overview

2006 was a watershed year for Wi-LAN. The Company assessed strategic alternatives and decided to focus its full attention on licensing its IP. To implement that strategy, Wi-LAN:

- sold its products business – in three transactions involving EION Wireless Inc. ("EION"), GIL Technology Co. ("GIL") and a subsidiary of Kavveri Telecom Products Limited ("Kavveri");
- exited its engineering services business by transferring the engineering team to a subsidiary of Fujitsu Limited ("Fujitsu");
- hired an experienced President & CEO, Jim Skippen, in June to lead the licensing business;
- raised a total of $16 million of new equity in June and August to finance its operations;
- acquired additional patent rights from Ensemble Communications Inc. ("Ensemble") in April by the issue of 2,000,000 common shares;
- moved its head office from Calgary to Ottawa, a better location for staff recruitment and the location of certain key engineering suppliers in Wi-LAN's licensing business;
- signed licenses with two major companies – Cisco Systems Inc. ("Cisco") and Fujitsu;
- hired a team to plan and implement the licensing programs;
- initiated litigation in Canada against D-Link Canada Inc. and D-Link Systems Inc. (collectively, "D-Link") for infringing Wi-LAN's Wi-Fi patents; and
- made significant progress in its licensing program, including notifications, initial discussions and negotiations with a number of target licensees.

These building blocks represent the foundation for Wi-LAN's business going forward:

- exploiting the portfolio of patents that are fundamental to three multi-billion dollar wireless markets: CDMA cellphones; Wi-Fi products such as laptop computers, routers for homes and offices, and wireless gaming equipment; and WiMAX, a longer-range wireless solution that is gaining momentum from service suppliers such as Sprint to equipment and infrastructure manufacturers such as Motorola, Nokia and Nortel; and
- growing the IP portfolio through acquisitions.

The results to date have been encouraging:

- Wi-LAN's cash and short-term investments grew from $3,690 on October 31, 2005 to $16,680 on October 31, 2006;
- under CEO Jim Skippen's leadership, a team of 10 employees has been assembled to implement the business plan;
- significant progress on the licensing program has been achieved; and
- a number of possible patent acquisitions have been identified and are being assessed.

Since the October 31, 2006 Year End

Two significant subsequent events were achieved in December 2006:

- Wi-LAN licensed its patent portfolio to Nokia Corporation ("Nokia") for total consideration of approximately $49,200, including approximately $15,200 of cash due in January 2007, less 10% withholding taxes, and ADSL patents valued at $34,000; and
- the Company completed a bought-deal financing for net cash proceeds of approximately $28,250 (gross proceeds of $30,000) on December 29, 2006.

Results of Operations - Fourth Quarter and Year

The main items included in Wi-LAN's earnings for the fiscal fourth quarters and years ending October 31, 2006 and 2005 follow.

	Three months ended October 31,				Year ended October 31,			
	2006		2005		2006		2005	
Revenues	$ 12		$ -		$ 2,108		$ -	
Operating expenses								
Compensation	(556)	*50%*	(501)	*47%*	(1,741)	*30%*	(2,146)	*55%*
Stock-based compensation	(31)	*3%*	(11)	*1%*	(447)	*8%*	(174)	*5%*
Other operating expenses	(530)	*47%*	(547)	*52%*	(3,532)	*62%*	(1,552)	*40%*
Total operating expenses	(1,117)	*100%*	(1,059)	*100%*	(5,721)	*100%*	(3,872)	*100%*
Depreciation and amortization	(216)		(142)		(676)		(563)	
Settlement	-		-		9,635		-	
Gain on debt settlement	-		-		2,919		-	
Gain on sale of property	-		44		1,145		88	
Earnings/(loss) from continuing operations before income taxes	(1,159)		(1,214)		9,561		(4,173)	
Future income tax recovery	16,726		-		16,726		-	
Earnings/(loss)								
From continuing operations	15,567		(1,214)		26,287		(4,173)	
From discontinued operations	728		(15,667)		(12,178)		(21,605)	
Net earnings	$ 16,295		$ (16,881)		$ 14,109		$ (25,778)	
Earnings per share - basic and diluted								
From continuing operations	$ 0.26		$ (0.03)		$ 0.54		$ (0.10)	
From discontinued operations	0.01		(0.37)		(0.25)		(0.51)	
Net earnings per share	$ 0.27		$ (0.40)		$ 0.29		$ (0.61)	

Fourth Quarter Ending October 31, 2006

The major fourth quarter 2006 elements of earnings were: the operating expenses of the team hired to license the Company's patent portfolio, ongoing patent amortization expense, reduction of the valuation allowance against income tax losses carried forward and tax timing differences not previously recognized, and the gain on sale of land and buildings. This follows the completion of the restructuring of Wi-LAN's business during the second and third fiscal quarters of 2006 to devote its full attention to licensing its IP portfolio and dispose of its products and engineering services businesses.

Wi-LAN's fiscal fourth quarter results, for the period ending October 31, 2006, reflect the following:

- modest royalty revenues from one licensee;
- operating expenses amounting to $1,117. Compensation expenses, including $31 of stock-based compensation, amounted to $587, or 53% of the total operating expenses. The staff level grew to 10 individuals during the third and fourth quarters of 2006 in support of Wi-LAN's licensing business. Other operating expenses, including facilities and outside legal costs, amounted to $530, or 47% of the total. The Company will manage its cost base to its licensing opportunities, taking into account licensing results that are achieved;
- external legal expenses were limited in the fourth quarter due to the Company having only one law suit in progress – the Canadian action against D-Link. Wi-LAN's objective is to negotiate fair licenses for its IP, but in future quarters, additional litigation may be necessary to achieve that objective;
- depreciation and amortization expenses of $216 include the amortization of patents amounting to $201 and depreciation on capital equipment of $15. The 2006 fiscal fourth quarter amortization expense was higher than 2005 due mainly to the $1,500 in common shares to acquire additional patent rights from Ensemble in April 2006. Depreciation increased in the 2006 fourth quarter due to the additional capital equipment acquired during the year, including computers, software and equipment to support Wi-LAN's new licensing activities;
- the income tax recovery amounting to $16,726 recorded in the fiscal fourth quarter reflects the future earnings impact of the subsequent event of the license agreement signed with Nokia in December 2006. The income tax recovery recorded in Wi-LAN's fourth quarter 2006 results is a non-cash transaction, but will offset income taxes otherwise expected to be payable on the earnings generated from the license. Management will assess the valuation allowance against other tax losses carried forward and timing differences on a quarterly basis in order to decide when it may be appropriate to recognize additional future income tax benefits in the Company's financial statements; and
- fourth quarter results from discontinued operations reflect mainly the one-time cash gain of $584 on the disposition of land and buildings. In the 2005 fourth quarter, discontinued operations generated a loss of $15,667. That loss comprised research and development ("R&D") and sales, marketing and other expenses of $9,224 in excess of gross margins, plus the write-off of goodwill of $6,364.

Going forward, Wi-LAN expects to generate revenues from licensing its IP, but the timing and nature of individual agreements cannot be predicted. The major components of operating expenses comprise: compensation, legal costs, patent management expenses, and other expenses such as facilities and public company costs. Depreciation and amortization expenses will change to reflect mainly the carrying value and remaining lives of Wi-LAN's patent portfolio, including IP acquisitions. On December 4, 2006, Wi-LAN acquired patents from Nokia valued at $34,000 as partial consideration of a license of Wi-LAN's patent portfolio. The tax loss carry-forwards and other tax timing differences are expected to reduce or eliminate the Canadian and provincial income taxes otherwise payable by the Company on this transaction in 2007.

Compensation costs will grow as Wi-LAN adds staff to pursue licensing opportunities. They also include: stock-based compensation expenses, a non-cash charge; the costs of restricted share units ("RSUs") granted in accordance with an RSU Plan implemented on January 2, 2007, and bonuses as granted at the discretion of the President & CEO and the Board; and other compensation arrangements in accordance with employment agreements. The current RSU Plan calls for the payment in cash of the equivalent of the number of restricted share units granted valued at the price of the Company's common shares at the date of the vesting of the RSUs. One key employee has been granted 750,000 RSUs to date, with 250,000 units vesting annually in January 2007, 2008 and 2009. The Company has accrued the cost associated with the RSUs earned to date in its October 31, 2006 accounts payable and accrued liabilities.

Legal expenses will vary depending mainly on litigation that is undertaken. The Company expects that it will be required to litigate from time to time with parties that infringe its patents but refuse to pay what the Company considers fair consideration either for a license or as compensation for past infringement. Currently the Company is in litigation with D-Link in the Federal Court of Canada concerning the alleged infringement by D-Link of Canadian patent #2,064,975. This litigation is in its early stages and D-Link has not yet filed a Statement of Defence responding to the Statement of Claim filed by the Company. In management's experience, the costs of taking a patent litigation to trial in Canada are generally in the range of $1-2 million although costs can vary significantly depending on a range of factors. It is likely that the Company will litigate in the future in the United States and, in part, the current financial resources, including the December 2006 transactions of the license with Nokia and the financing, will provide the Company with the funds necessary to either litigate or demonstrate to potential licensees that the Company has the funds required to carry on litigation in the United States. In management's experience a single patent litigation, up to and including trial, in the United States can cost between $1-10 million or more.

Cash and cash equivalents increased by $7,124 to $16,680 in the fourth quarter of 2006, reflecting the $7,300 net cash raised by the issuance and sale of 6,400,000 common shares by way of a short form prospectus in August 2006. The financing was priced at $1.25 per common share, and included the issuance of brokers warrants to purchase up to 384,000 common shares (6% of the number of common shares issued in the financing) with an exercise price of $1.35 per common share. The warrants have a one-year life. Cash was increased subsequent to October 31, 2006 by the cash portion of the consideration for the license to Nokia of approximately $15,200 and a further $28,250 by the sale of common shares. These two transactions occurred in December 2006.

Other cash changes during the fourth quarter of 2006 included: the $584 cash received on the sale of the Company's Calgary head office and $359 of cash received on exercise of options and brokers warrants to purchase common shares, partially offset by net payment of accounts payable and accrued liabilities of both the continuing and discontinued businesses.

Year Ending October 31, 2006

For the fiscal year ending October 31, 2006, Wi-LAN's earnings were as follows:

- net earnings: $14,109, or $0.29 per common share, compared with a loss of $(25,778), or $(0.61) per common share in 2005; comprising:

- earnings from continuing operations of $26,287, or $0.54 per common share, compared with a loss of $(4,173), or $(0.10) per common share in 2005, and
- loss from discontinued operations of $(12,178), or $(0.25) per common share, compared with a loss of $(21,605), or $(0.51) per common share in 2005.

In 2006, licensing revenues amounted to $2,108, operating expenses totalled $5,721, including $2,019 of compensation expense (35% of the total), external legal costs of $1,810 for a variety of matters including a proxy battle that was resolved in the fiscal second quarter, and $1,890 of other costs, including facilities, other operating costs and administration. The year also included a number of unusual items, the fourth quarter non-cash income tax recovery noted above, and three gains: the $9,635 settlement with Cisco, the $2,919 gain on its debt settlement with Industry Canada, and the $1,145 gain on the sale of its former head office facility in Calgary.

Settlement
During the fiscal first quarter of 2006, Wi-LAN reported a net gain of $9,635 on completing a settlement with Cisco for the purchase of patents, paid up and prepaid royalties on certain patents, and settlement costs.

Gain on debt settlement
In March 2006, Wi-LAN and Industry Canada reached an agreement to terminate a Contribution Agreement, as amended, under the Technology Partnerships Canada ("TPC") program. In accordance with the settlement agreement, Wi-LAN paid $1,800 and was released unconditionally from any further claims or commitments by the government under the TPC program. This release included the elimination of the Company's prior obligation to issue warrants to the government to purchase Wi-LAN common shares. The warrant accrual amounting to $4,719, net of the $1,800 payment, was credited to earnings in the Company's second quarter, resulting in a net gain of $2,919.

Gain on sale of property
In the first quarter of 2005, Wi-LAN sold its head office location in Calgary and entered into a lease for a portion of the space, resulting in a deferred gain of approximately $1,200. In the first quarter of 2006, the lease was terminated and the $1,145 balance of the deferred gain was taken into earnings.

Loss from discontinued operations
A summary of the results of operations and assets and liabilities of the discontinued businesses is included in note 7 to the financial statements. The losses include revenues, margins and operating expenses of the businesses for the periods until they were accounted for as discontinued, inventory write-offs and other provisions in disposing of the products businesses, as well as other directly related expenses of exiting the businesses, including vacation pay and severances.

Fourth Quarter and Year Ending October 31, 2005

Results for the 2005 fiscal fourth quarter and year report the operating expenses, including compensation of the executive and administrative staff of the Company, legal compliance and

other operating expenses at a time when the Company was both a licensing business and a products and engineering services company.

Liquidity

Cash and short-term investments at October 31, 2006 amounted to $16,680. Wi-LAN has no long-term debt. After the fiscal year end, Wi-LAN completed two major transactions in December 2006: a license with Nokia and a bought deal financing. The Nokia license will generate approximately $15,200 in cash, less 10% withholding taxes, due in January 2007 plus the transfer of the Nokia ADSL patent portfolio valued at $34,000. The financing raised net cash of approximately $28,250 (gross proceeds of $30,000) by the issuance of 6,666,700 common shares priced at $4.50 per share. Wi-LAN plans to use its cash resources to fund its operations, fund any litigation that might be required, and purchase additional high quality patent portfolios that are identified and that fit the Company's strategic direction and portfolio of wireless and wireline telecommunications IP.

Wi-LAN's ability to generate cash from operations going forward is based entirely on licensing its patent portfolio to companies around the world who sell equipment in the CDMA, Wi-Fi, WiMAX and ADSL markets. To date, Wi-LAN has licensed all of its IP as at December 2005 to Cisco, its IP related to the fixed applications (802.16d) of Wi-MAX to Fujitsu, its WiMAX IP to Redline Communications Inc. ("Redline"), the 802.11a version of Wi-Fi to Philips Semiconductors Inc. ("Philips"), and effective December 4, 2006, all of its IP to Nokia. It is difficult to predict the timing and nature of future licenses.

It may be necessary for Wi-LAN to commence or continue litigation against those it considers to be infringing its patents or for the Company to defend the validity of its patents against challenges from others. Litigation can be costly and time-consuming and the outcomes are uncertain. In addition, in order to continue growing its business, Wi-LAN will have to acquire additional patents from third parties. Both the litigation costs and the patent acquisition costs may involve the outlay of significant amounts of cash, although the latter is totally controllable by the Company.

Wi-LAN plans to finance its cash requirements for operating expenses, litigation costs and technology acquisitions by a combination of cash generated from licensing its IP and, when desirable based on market conditions, by selling common shares to the public. On the licensing side, while each license will have its unique characteristics and reflect the preferences of both Wi-LAN and the licensee, the Company will attempt to maximize the amount of up-front cash received for the license, so long as the result optimizes Wi-LAN's economic results from the licensing. For litigation costs, after the Company's cash position is further strengthened, Wi-LAN will likely initiate U.S.-based litigation to enforce its rights against selected companies who are infringing Wi-LAN's IP. The litigation initiatives will be determined very carefully by Wi-LAN, taking all relevant factors into account, including the likely cost and time to reach a fair settlement with the targets. Other operating expenses, including compensation, travel, facilities and the costs of operating as a public company, will be managed to align with Wi-LAN's financial position and prospects. Patent acquisitions will depend on the quality and fit of the patents that become available to Wi-LAN, and may be achieved by various business structures, including acquisitions for cash or Wi-LAN shares, sharing the net revenues generated from the

patents (i.e. on a contingency basis), and the acquisition of patents as consideration for licensing Wi-LAN's current portfolio of patents.

Commitments for the leased premises in Ottawa are currently as follows. The Company will be expanding its leased space to meet the needs caused by the growth in staffing.

	Years Ending October 31,				
	Total	2007	2008	2009	Thereafter
Leases for premises	$ 650	$ 126	$ 130	$ 130	$ 264

Capital Resources

Wi-LAN will have two main types of capital investment going forward: capital assets such as computers, software, furniture and facilities to support staff requirements, and the acquisition of new patents and IP under Wi-LAN's Technology Acquisitions Program ("TAP") to support continuing growth in the Company's staffing and business. The timing and extent of TAP expenditures could be significant if the right opportunities are available and the acquisitions fit Wi-LAN's financial capacity and strategic direction of wireless and telecommunications licensing. Expenditures for capital assets will match the Company's growth, and are expected to be more modest over time than the TAP.

The funding for Wi-LAN's capital investment will come from a combination of cash and cash equivalents on hand, cash generated from licensing activities and external financing as appropriate.

Outstanding Common Share Data

Common shares and convertible securities

As at October 31	2006	2005
Common shares	**61,099,073**	**42,229,184**
Securities convertible into common shares:		
Stock options	**4,039,350**	**3,246,193**
Deferred stock units (DSUs)	**26,348**	**799,990**
Warrants	**772,332**	**22,388**
	65,937,103	**46,297,755**

On December 8, 2006, Wi-LAN announced it had entered into an agreement with a syndicate of underwriters led by CIBC World Markets Inc., and including Wellington West Capital Markets Inc., Paradigm Capital Inc., Haywood Securities Inc. and Dundee Securities Corporation, pursuant to which the underwriters agreed to purchase, on a bought-deal basis, 6,666,700 common shares at a purchase price of $4.50 per share, for net cash proceeds of approximately $28,250 (gross proceeds of $30,000). The transaction closed on December 29, 2006. The cash raised will be used to fund operations and for general corporate purposes, and may also be used to finance both technology acquisitions and any necessary litigation.

Wi-LAN has a Stock Option Plan ("Option Plan") and a Deferred Stock Unit Plan ("DSU Plan") for directors, employees and consultants. The Company is authorized to issue options plus DSUs totalling up to 10% of the outstanding common shares of the Company. 850,000 of the options granted to the President & CEO on joining the Company in June 2006 are treated as "inducement options" and are excluded from the 10% cap. The remaining 26,348 DSUs are payable either in cash (based on the value of Wi-LAN's common shares at the time of settlement) or common shares, at the Company's discretion, and are due when the holders leave the Company. The 772,332 warrants are mainly warrants issued to underwriters in conjunction with the Company's issuances and sales of common shares in June and August 2006. They have one-year lives and are priced at or above the price at which the common shares sold were issued.

Off-balance Sheet Arrangements

Wi-LAN has no off-balance sheet arrangements in place at this time. Depending on the currency of future royalty schemes, the Company may decide to undertake action to manage cash flows denominated in foreign currencies.

The Company has Canadian income tax loss carry-forwards, timing differences, investment tax credits and capital losses generated in prior years that are available to reduce Canadian income taxes otherwise payable. Despite the Company's track record of losses from operations, the transformation into a pure licensing business, restructuring of expenses, and licensing prospects have resulted in the recording of a future tax asset amounting to $16,726 expected to be realized in fiscal 2007.

Related Party Transaction

In July 2006, the Company entered into a one-year consulting contract with the Chairman of the Board through a company controlled by him. Under the terms of the agreement, Wi-LAN is paying a monthly consulting fee of $10 plus expenses, and granted the Chairman options to purchase 250,000 common shares at $1.30 per share.

Selected Annual Information

Summary operating results for the three years ending October 31, 2006 were as follows.

	Years Ended October 31,		
	2006	**2005**	**2004**
Statements of Operations:			
Revenues	**$ 2,108**	**$ -**	**$ -**
Earnings (loss) from continuing operations before tax	**9,561**	**(4,173)**	**(2,925)**
Recovery of income taxes	**16,726**	**-**	**-**
Earnings (loss) from continuing operations	**26,287**	**(4,173)**	**(2,925)**
(Loss) from discontinued operations	**(12,178)**	**(21,605)**	**(4,124)**
Net earnings (loss)	**14,109**	**(25,778)**	**(7,049)**
Basic and diluted earnings/(loss) per share:			
Continuing operations	**$ 0.54**	**$ (0.10)**	**$ (0.07)**
Discontinued operations	**$ (0.25)**	**$ (0.51)**	**$ (0.10)**
Total	**$ 0.29**	**$ (0.61)**	**$ (0.17)**

The major balance sheet items for the three years as at October 31, 2006, 2005 and 2004 were as follows.

	As At October 31,		
	2006	**2005**	**2004**
Balance Sheets:			
Cash and cash equivalents	**$ 16,680**	**$ 3,690**	**$ 13,768**
Future tax asset	**16,726**	**-**	**-**
Patents and trademarks	**9,787**	**10,059**	**10,512**
Shareholders' equity	**43,274**	**10,916**	**35,830**

During the year ending October 31, 2006, Wi-LAN restructured its operations into a "pure play" intellectual property ("IP") licensing business, and sold or exited its products and engineering services businesses. Accordingly, the products and engineering services businesses have been reported as discontinued operations in both 2006 and 2005 in the Financial Statements. All amounts previously reported as general and administrative ("G&A") expenses are now reported as operating expenses.

Revenues from Wi-LAN's licensing activities reached $2,108 for the fiscal year ending October 31, 2006. There were no license revenues generated in the prior two years. As detailed below, the Company generated an operating profit before taxes in fiscal 2006, following two years of losses, mainly as the result of a number of non-recurring items, including $9,635 from a settlement with Cisco and a $2,919 gain on the settlement of the Company's debt with Industry Canada. In the fourth quarter of fiscal 2006, the Company recorded a $16,726 future income tax recovery for a portion of the previously unrecorded income tax loses carried forward, based on the income from a license agreement signed with Nokia following the year end.

In 2006, the discontinued operations lost $(12,178), or $9,427 less than the 2005 loss of $(21,605) due to lower R&D, selling, general and administrative ("SG&A") and other expenses. The products and engineering services businesses were discontinued in the fiscal second quarter ending April 30, 2006. The losses from discontinued operations grew in 2005 compared with 2004 due to deteriorating operating performance, inventory and other provisions, and the write-off of goodwill associated with the discontinued business operations. Gross profit declined in 2005 in part due to $2,181 of inventory provisions. Operating expenses increased by $8,708 in 2005 over 2004. Of this amount, $6,616 was due to retention bonuses, severance costs, bad debt expense, warranty accruals and the warrants issued to Industry Canada under the TPC program. R&D expenses also increased by $2,483 in 2005 as compared with 2004.

The Company's cash position improved by $12,990 mainly due to the two sales of common shares, in June and August 2006, that raised net cash of $14,738. This was partially offset by $7,338 of cash used in discontinued operations. The carrying value of patents and trademarks was $9,787 at October 31, 2006, and increased by $34,000 after the year end with the portfolio of Nokia patents that was acquired by Wi-LAN as the result of the license agreement. After October 31, 2006, Wi-LAN expects to receive cash consideration of approximately $15,200, less

10% withholding taxes, from licensing its patents to Nokia and also raised approximately $28,250 from the sale of 6,666,700 common shares in December 2006.

The main financial commitment of the Company, other than normal course accounts payable and accrued liabilities, relates to the lease for its Ottawa premises.

Selected Quarterly Information

The following is a summary of Wi-LAN's quarterly financial results for the past two years.

	Quarter ending:							
Operations:	2006				2005			
	Oct. 31	July 31	April 30	Jan. 31	Oct. 31	July 31	April 30	Jan. 31
Operating and amortization (expense)	$ (1,333)	$ (1,670)	$ (1,705)	$ (1,689)	$ (1,201)	$ (1,196)	$ (1,110)	$ (928)
Settlement (a)	-	-	-	9,635	-	-	-	-
Gain on debt settlement	-	-	2,919	-	-	-	-	-
Future income tax recovery	16,726	-	-	-	-	-	-	-
Earnings/(loss) from continuing ops.	15,567	432	1,236	9,052	(1,214)	(1,117)	(972)	(870)
Earnings/(loss) from discontinued ops.	728	(832)	(6,412)	(5,662)	(15,667)	(2,364)	(1,996)	(1,578)
Net earnings/(loss)	$ 16,295	$ (400)	$ (5,176)	$ 3,390	$(16,881)	$ (3,481)	$ (2,968)	$ (2,448)
Earnings/(loss) per share:								
From continuing operations	$ 0.26	$ 0.01	$ 0.03	$ 0.21	$ (0.03)	$ (0.03)	$ (0.02)	$ (0.02)
From discontinued operations	0.01	(0.02)	(0.15)	(0.13)	(0.37)	(0.05)	(0.05)	(0.04)
Net earnings/(loss) per share	$ 0.27	$ (0.01)	$ (0.12)	$ 0.08	$ (0.40)	$ (0.08)	$ (0.07)	$ (0.06)

(a) The $9,635 settlement with Cisco, comprising the settlement of the lawsuit, sale of patents and a license, has been reported as a "settlement", and not revenues, in accordance with GAAP.

	As at:							
Financial position:	2006				2005			
	Oct. 31	July 31	April 30	Jan. 31	Oct. 31	July 31	April 30	Jan. 31
Cash and cash equivalents	$ 16,680	$ 9,556	$ 3,239	$ 8,374	$ 3,690	$ 7,489	$ 9,466	$ 8,791
Future tax asset	16,726	-	-	-	-	-	-	-
Patents and trademarks	9,787	9,988	10,170	8,848	10,059	10,155	10,288	10,406
Shareholders' equity	43,274	18,961	11,027	14,544	10,916	27,736	31,120	33,851

Proposed Transactions

As described previously, Wi-LAN completed two significant subsequent event transactions in December 2006:

- Wi-LAN licensed its patent portfolio to Nokia for total consideration of $49,200, including approximately $15,200 of cash due in January 2007 and ADSL patents valued at $34,000; and
- the Company completed a bought-deal financing for net cash proceeds of approximately $28,250 (gross proceeds of $30,000) on December 29, 2006.

There are no other significant proposed asset or business transactions, including acquisitions or dispositions, other than discussions in the normal course with parties regarding possible licensing

and patent acquisition opportunities. None of these matters has reached a stage of any agreement on final proposed major terms and conditions.

Critical Accounting Estimates

Critical accounting estimates are defined as estimates that are very important to the portrayal of Wi-LAN's financial position and operating results, and require management to make judgements based on underlying assumptions about future events and their effects. These underlying assumptions are based on historical experience and other factors that management believes to be reasonable under the circumstances, and are subject to change as events occur, as additional information is obtained and as the environment in which Wi-LAN operates changes. Critical accounting estimates are reviewed annually by the Audit Committee of the Board. The most critical accounting estimates used in the Financial Statements are outlined below.

Patents

Patents are carried at cost, and amortized on a straight-line basis over their estimated useful lives. The carrying value is reviewed annually to determine whether there has been any impairment of value. The legal lives of patents are typically 20 years. For Wi-LAN's IP, addressing wireless and telecommunications markets, useful lives must also consider technological life.

The patents reported on Wi-LAN's balance sheet were acquired in arm's length transactions and relate mainly to the emerging WiMAX market. The legal lives of this group of patents expire from 2019 to 2021. Independent market research reports have been used by Wi-LAN management as one factor in determining the period of amortization for this group of patents. These reports generally cover only a five-year period, into 2011. When those projections are supplemented by internal research and estimates, management has concluded the market will likely continue to grow annually throughout the legal lives of the WiMAX patents and beyond. As a result, it is management's view that straight line amortization for the remaining legal lives of the group of patents is appropriate.

Other patents owned by the Company were developed internally and related R&D costs were charged to earnings in the years incurred.

Future Tax Asset

The Company records a valuation allowance to reduce the future income tax asset arising from tax losses carried forward, scientific research and experimental development ("SR&ED") credits, and other temporary differences to the amount that management estimates is more likely than not to be realized. Wi-LAN has incurred substantial losses in all recent years. The income tax recovery amounting to $16,726 recorded in the fiscal fourth quarter results is based on management's estimate of the Company's taxable income in 2007 and other factors, largely reflecting the impact of the license agreement signed with Nokia in December 2006. Management will continue to assess the valuation allowance against tax losses carried forward and timing differences on a quarterly basis, based on projected future earnings estimates.

Changes in Accounting Policies, Including Initial Adoption

There were no new accounting policies or changes in policies implemented by Wi-LAN in 2006. The reporting of the discontinued businesses in 2006 results from the strategic actions implemented to discontinue those businesses, and the accounting is in accordance with GAAP.

Recently Issued Canadian Accounting Standard

Financial Instruments

In 2005, the CICA issued accounting standards on financial instruments (CICA 3385), comprehensive income (CICA 1530) and hedges (CICA 3865). These standards require financial instruments to be carried at fair value on the balance sheet, effective January 1, 2007.

Wi-LAN currently has no financial instruments where these standards apply. In the future, if the Company undertakes hedges on cash flows denominated in foreign currency, Wi-LAN would account for them in accordance with the standards, if applicable.

Disclosure Controls and Procedures

In conformance with the Canadian Securities Administrators Multilateral Instrument 52-109, Wi-LAN has filed certificates signed by the President & CEO and CFO that, among other things, deal with the matter of disclosure controls and procedures.

Management has evaluated the effectiveness of the Company's disclosure controls and procedure as of January 9, 2007, and based on its evaluation has concluded that these are effective. The evaluation took into consideration the Company's corporate disclosure policy and the functioning of its executive officers, Board and Board Committees. In addition, the evaluation covered the Company's processes, systems and capabilities relating to regulatory filings, public disclosures and the identification and communication of material information.

FORM 52-109F1 - CERTIFICATION OF ANNUAL FILINGS

I, R. Stephen Bower, Chief Financial Officer of Wi-LAN Inc., certify that:

1. I have reviewed the annual filings (as this term is defined in Regulation 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Wi-LAN Inc. (the "Issuer") for the period ending October 31, 2006;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the annual filings;

4. The Issuer's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the Issuer, and we have:

   (a) designed, or caused them to be designed under our supervision, such disclosure controls and procedures to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

   (b) designed, or caused it to be designed under our supervision, such internal control over financial reporting, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's generally accepted accounting principles; and

   (c) evaluated the effectiveness of the Issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the Issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Dated: January 12, 2007

R. Stephen Bower
Chief Financial Officer

Wi-LAN Inc. 11 Holland Avenue, Suite 608, Ottawa, ON Canada K1Y 4S1
T: (613) 688-4900 **F:** (613) 688-4894 **I:** wi-lan.com

FORM 52-109F1 - CERTIFICATION OF ANNUAL FILINGS

I, James D. Skippen, President & Chief Executive Officer of Wi-LAN Inc., certify that:

1. I have reviewed the annual filings (as this term is defined in Regulation 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Wi-LAN Inc. (the "Issuer") for the period ending October 31, 2006;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the annual filings;

4. The Issuer's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the Issuer, and we have:

   (a) designed, or caused them to be designed under our supervision, such disclosure controls and procedures to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

   (b) designed, or caused it to be designed under our supervision, such internal control over financial reporting, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's generally accepted accounting principles; and

   (c) evaluated the effectiveness of the Issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the Issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Dated: January 12, 2007

James D. Skippen
President & Chief Executive Officer

Wi-LAN Inc.

Revised MD&A – Period Ending July 31, 2006

In conjunction with Wi-LAN's bought deal financing announced on December 8, 2006, the financial statements and MD&A have been updated to an effective date of December 21, 2006 by reporting on the subsequent events of signing a license with Nokia and the financing (see Note 10). The MD& A has also been updated to include a summary of Wi-LAN's current business and ongoing operations.

Wi-LAN Inc.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Three and nine months ended July 31, 2006

(thousands of Canadian dollars, except share and per share amounts, unless otherwise stated)

The following Management's Discussion and Analysis ("MD&A"), compiled as of August 29, 2006, should be read in conjunction with Wi-LAN's fiscal third quarter Consolidated Interim Financial Statements and the accompanying notes ("Quarterly Statements"). The MD&A has been prepared with reference to the Quarterly Statements, which have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP). In conjunction with Wi-LAN's bought deal financing announced on December 8, 2006, the financial statements and MD&A have been updated to an effective date of December 20, 2006 by reporting on the subsequent events of signing a license with Nokia and the financing (see Note 10). The MD& A has also been updated to include a summary of Wi-LAN's current business and ongoing operations.

The accompanying consolidated interim financial statements of Wi-LAN Inc. have been prepared by, and are the responsibility of the Company's management.

All financial amounts are expressed in thousands of Canadian dollars, except for numbers of shares and per share amounts, or when indicated otherwise.

Wi-LAN has its fiscal year end on October 31. Accordingly, the "fiscal first quarter" refers to the quarter ending on January 31st, the second quarter ends on April 30th, the third quarter ends on July 31st, and the fourth quarter ends on October 31st.

Special note regarding forward-looking information

Certain statements in the MD&A, other than statements of historical fact, may include forward-looking information that involves various risks and uncertainties. These may include, without limitation, statements based on current expectations involving a number of risks and uncertainties related to all aspects of the wireless communications industry and the global economy. These risks and uncertainties include, but are not restricted to, the Company's almost total reliance on the licensing of its patent portfolio to generate revenues and cash flows; the enforceability of the Company's patents; the need to acquire or develop new patents to continue to grow its business; the Company's need for investment to translate its intellectual property position into sustainable profit in the market; the need to attract, develop and retain key officers and employees; and the risk that changes in patent legislation or in the interpretation or application of patent law could materially adversely affect the Company.

These risks and uncertainties may cause actual results to differ from information contained herein, when estimates and assumptions have been used to measure and report results. There can be no assurance that such forward-looking statements will prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements. These Quarterly Statements are based on the estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice. Wi-LAN assumes no

obligation to update forward-looking statements should circumstances or management's estimates or opinions change.

Current Business and Ongoing Operations

The following commentary on Wi-LAN's patents and business operations reflects the Company's position as at December 20, 2006, including the licensing of its patents to Nokia and the acquisition of a portfolio of ADSL patents from Nokia in December 2006.

Patents

Going forward, Wi-LAN plans to generate virtually all of its revenues from licensing its patent portfolio. The Corporation currently has a total of approximately 146 patents, including both issued and unissued patents, and foreign equivalents, several of which it believes apply to the standards for at least four fundamental technologies which are broadly utilized in wireless and wireline telecommunications markets: Wi-Fi; CDMA; WiMAX; and ADSL.

The first key wireless technology segment to which the Corporation believes its patents have application is Wi-Fi. The Institute of Electrical and Electronics Engineers, Inc. ("IEEE") is a professional organization that sets standards for many types of electronic equipment. As an example, for the Wi-Fi market, the IEEE has issued standards 802.11 a, b and g regarding the performance of that equipment. Similarly, 802.16 d and e define performance standards for Wi-Fi equipment. The Corporation believes its US patent No. 5,282,222 would be infringed by any product implementing any of the 802.11 a, b or g standards. Two of the key product types that utilize the Wi-Fi IEEE 802.11 a, b or g standards are wireless routers and laptop computers with embedded Wi-Fi capability, although there are many other products that utilize this technology. US patent No. 5,282,222 expires in 2012. The litigation which was initiated by the Corporation and is underway against D-Link in Canada is based on the Canadian equivalent of US patent No. 5,282,222.

The second key wireless technology segment to which the Corporation believes its patents have application is CDMA. CDMA is one of the two main cellular technologies that most cellular phone systems currently utilize. Although GSM is the other technology used in the cellular world, CDMA has a very strong position in the North American market in particular. The Corporation believes its US Patent Nos. RE37802, 6,192,068 and 6,320,897 are infringed by any product implementing the cdmaOne™ or CDMA2000® standards. The US RE37802, 6,192,068 and 6,320,897 patents expire in 2014, 2016 and 2019 respectively.

The third key wireless technology segment to which the Corporation believes its patents have application is WiMAX, and the Korean equivalent which is referred to as WiBro, which are both based on the IEEE 802.16 standards. WiMAX is a framework for wireless communication that permits high-throughput broadband connections over long distances. WiMAX can be used for a variety of wireless applications including the broadcast of an Internet signal, high-speed enterprise connectivity for business and portable phones and PDAs. WiMAX is one of a few technologies that is competing to be the, or one of the dominant wireless technologies of the future. The Corporation believes a number of its patents, including US Patent Nos. 6,549,759 and 6,192,068, would be infringed by any U.S. implementation of either the 802.16 d or e standards. The US 6,549,759 and 6,192,068 patents expire in 2021 and 2019 respectively.

The fourth key technology segment to which the Corporation believes its patents have application is ADSL. This group of patents was acquired from Nokia in December 2006 as partial consideration for Nokia's license of Wi-LAN's patents. ADSL equipment provides subscribers with high speed Internet access over conventional telephone wiring and currently represents about two-thirds of the global market for broadband network access.

Wi-LAN is continuing to evaluate its patents to determine whether or not they are applicable to other technology and product areas. For instance, the Corporation is currently assessing whether its patents have application to the Bluetooth®, cable modem and other standards.

The Wi-Fi, CDMA, WiMAX and ADSL markets to which the Corporation believes its patents apply are very large, multi-billion dollar markets. Given that the Corporation is at the beginning of its licensing program and has not yet fully tested the patents in extensive licensing negotiations or litigation, it is impossible to know with certainty whether or not the patents can withstand the scrutiny necessary to support even a modest royalty rate or to generate significant revenues.

Business Operations

The Corporation has been attempting to license its patents for several years as one part of its overall business, which included a wireless products business. In the first half of 2006 the Corporation disposed of its product businesses but continued, as its sole focus, its patent licensing business. To achieve the objective of transforming itself into a patent licensing company, all of the former staff in Calgary except for one were either terminated or transferred with the sale of various business lines to third parties. The Corporation is currently securing sufficient financing to operate its business until it can become self-sustaining based on patent license revenue. The Corporation also hired Jim Skippen, a leading executive in the patent licensing area, as President and Chief Executive Officer, to build an employee team appropriate to the new business model, and to transform the business into a pure patent licensing organization.

As part of the transition the Corporation moved its offices to Ottawa in order to take advantage of Ottawa's high tech business orientation and infrastructure, and because many of the staff required to operate the business are resident in Ottawa. The Corporation has leased facilities in Ottawa with an approximate annual total rent of $150,000. The Corporation has hired the senior staff that will operate the business from Ottawa during its current phase of growth. The following staff have been hired: President and Chief Executive Officer; Chief Financial Officer; Vice-President, Licensing and General Counsel; Chief Technical Officer; Director, Finance; Director, Intellectual Property; Director Market Research; and Office Manager & Executive Assistant. The Corporation expects that it can operate its business, with minor variances, for the foreseeable future with the staff currently in place, but will increase its staffing levels in line with its licensing progress and successes. It is expected that the founders of the Corporation, Dr. Hatim Zaghloul and Dr. Michel Fattouche, will continue to provide technical assistance to the Corporation.

The Corporation has license contracts with both Cisco (dated December 2005 for all of Wi-LAN's patents at that date) and Fujitsu (dated May 2006 for fixed WiMAX only) which could reasonably be expected to generate modest future royalty revenue from WiMAX products.

However, neither of these contracts is currently generating any royalty income other than initial up-front license payments. In addition, on December 4, 2006, the Corporation entered into an agreement with Nokia pursuant to which Nokia has licensed Wi-LAN's patents, has agreed to transfer patents relating to telecommunications and ADSL technologies to Wi-LAN (which patents have been ascribed a $34 million value based on a preliminary independent valuation by a large accounting firm) and will pay Wi-LAN approximately $15.2 million (€10 million). Wi-LAN expects to receive the draft written report of the independent valuator on these telecommunications and ADSL patents prior to the end of 2006. Based on currently available information, the Corporation expects that such draft report and the ultimate final report of the independent valuator will confirm the $34 million preliminary valuation. However, there is no assurance that such draft written report will be completed prior to the end of 2006 and that the valuation contained in either the draft written report or the final report will confirm the $34 million preliminary valuation.

The Corporation has previously notified and is also in the process of reminding parties that it believes infringe Wi-LAN's patents that they infringe certain of the Corporation's patents and requesting discussions with these parties. The Corporation hopes such meetings will lead to such parties licensing the Corporation's relevant patents. In some cases the Corporation is already in active negotiations about licensing some or all of Wi-LAN's patents. On average, in management's experience, it takes two years from the time a party is approached about taking a license until the time when a license is finalized. However, it may take a shorter period of time or a much longer period to complete any such license.

The process which is typically followed starts with the Corporation identifying both the target licensees and the products it believes are infringing the Corporation's patents. The Corporation then prepares a letter identifying both the infringing products and the patents that are infringed. The letter invites the recipient to enter into licensing discussions with the Corporation. If the target agrees to enter discussions then claim charts will be presented to the target mapping specific claims in the patents to the recipient's products. The first stage of discussions may focus on legal and technical issues. The second stage of discussions, if it occurs, will generally focus on the financial terms of a license. The third part of the discussions will generally focus on the non-financial terms of the license, which can be quite complex. If the licensing discussions break down then there is an increased risk of litigation.

Royalty rates and the consideration for a license may vary significantly with different licensees since there are many factors that may make differing terms appropriate. Based on anecdotal information the Corporation understands that royalties charged in similar circumstances have ranged from 0.1% to 7%. Some of the factors that can affect the royalty rate include things such as the clarity of the reads of the patent claims on the patents in question, the significance of the patent technology to the performance of the products, the profitability of the products in question, the propensity of the party to resist a license or to litigate, the number of patents that are applicable, the volume of products that infringe, the geographies into which infringing products are sold and the future sales plans of the prospective licensee. Licenses may involve the paying of a one time sum, a sum payable in installments over some period of time or a running royalty payable either as a percentage or as a per unit amount on each infringing product sold. Licenses may be for a set term after which the party is unlicensed or for the lives of the patents. Generally the Corporation is prepared to grant licenses on reasonable and non-discriminatory terms to parties that request a license.

The Corporation expects that it will be required to litigate from time to time with parties that infringe its patents but refuse to pay what the Corporation considers fair consideration either for a license or as compensation for past infringement. Currently the Corporation is in litigation with D-Link in the Federal Court of Canada concerning the alleged infringement by D-Link of Canadian patent no. 2,064,975. This litigation is in its early stages and D-Link has not yet filed a Statement of Defence responding to the Statement of Claim filed by the Corporation. On December 15, 2006, Wi-LAN announced that on December 13, 2006, the Federal Court of Canada ordered that Wi-LAN's claim for punitive damages be struck from the Wi-LAN Statement of Claim against D-Link Canada Inc. and D-Link Systems Inc. The Court therefore allowed D-Link's appeal from a previous order made on August 21, 2006. Wi-LAN believes that this ruling does not materially impact its damages claim or prospects for recovery against D-Link. Wi-LAN wants to proceed expeditiously with its litigation and has therefore decided not to appeal this decision. In management's experience, the costs of taking a patent litigation to trial in Canada are generally in the range of $1-2 million although cost can vary significantly depending on a range of factors.

It is likely that the Corporation will litigate in the future in the United States and, in part, the proceeds from the Offering will provide the Corporation with the funds necessary to either litigate or demonstrate to potential licensees that the Corporation has the funds required to carry on litigation in the United States. In management's experience a single patent litigation, up to and including trial, in the United States can cost between $1-10 million or more.

Management may consider utilizing contingency litigation wherein a law firm takes some portion of its fees as a percentage of the settlement or license payment generated if the litigation is successful. However, generally the Corporation would prefer to finance its litigations in the conventional manner by paying a law firm's hourly rates because otherwise the Corporation may give up control of the litigation and lose its ability to manage matters or even terminate its outside lawyers if dissatisfied with their performance. Another reason the Corporation would be reluctant to engage in contingency litigation is that it will continue to license the patents in the litigation to other parties. The Corporation believes that there is typically a loss of control when a contingency firm is engaged and it will be more difficult for the Corporation to control all aspects of the licensing approach to the specific patents in the litigation. Management believes that many of the most successful and profitable licensing organizations which have developed a long-term, sophisticated patent licensing business, such as Qualcomm Inc., MOSAID, Rambus Inc., Texas Instruments Incorporated and Tessera, Inc., do not use contingency litigation.

On October 31, 2006, the Corporation's fiscal year-end, Wi-LAN had approximately $16 million in cash and short-term investments on hand. In addition, subsequent to October 31, 2006, the Corporation has a receivable of approximately $15.2 million due from Nokia which is expected to be received in January 2007. The total of $31 million (without giving consideration to the proceeds of this Offering) represents sufficient financial resources to fund more than five years of operations based on the Corporation's current plans and assuming there are no additional litigations commenced or patents purchased. It is expected that within the next two years the Corporation will be in a position to fund ongoing operations from license revenues generated.

The funds raised in the Offering will be used to fund operations and for general corporate purposes, and may also be used to finance both technology acquisitions and one or more litigations. For instance, it is possible that the Corporation may commence litigation if a party seems unwilling to pay fair rates for a license. It is also possible that one or more parties will file

a suit seeking a declaratory judgment of non-infringement or invalidity against the Corporation's patents which would force the Corporation into litigation, in which case the proceeds from the Offering would be utilized. Finally, it is important that target licensees know that, if necessary, the Corporation has sufficient funds to fight a protracted litigation, otherwise a party may be more reluctant to take a license.

As part of its longer-term strategy, the Corporation plans to acquire additional patents, on an opportunistic basis, to strengthen its portfolio in the wireless and telecommunications areas. The business models for acquisition may include: (a) to acquire either the patents or licensing rights to the patents with no cash payment and to share in any license fees generated through licensing the patents; (b) to acquire patents in partial consideration for a license to the Corporation's patent portfolio; and/or (c) to acquire intellectual property for cash or Common Shares. Currently the Corporation is in discussions with a number of parties concerning the possible acquisition of patents, but the cost of patent acquisitions is not specifically factored into the Corporation's plans due to the uncertainty of specific timing and price.

Board of Directors and Officers

At the Annual and Special Shareholders' Meeting held on April 20, 2006, the following five individuals were elected: Dr. Michel Fattouche, John Gillberry, William Jenkins, Dr. Robert Schulz and Dr. Hatim Zaghloul. At a Board meeting immediately following the shareholders' meeting, Dr. Zaghloul was elected Chairman of the Board. Jim Skippen, who joined Wi-LAN as President and CEO on June 19, 2006, was appointed to the Board effective that date.

Jim Skippen joined Wi-LAN as President & CEO on June 19, 2006, and was also named as Chief Legal Officer. Steve Bower, who has been Acting CFO since March 1, 2006 continues in that capacity until January 1, 2007, when he becomes a full-time employee and is named CFO. The two other officers of Wi-LAN, both effective August 28, 2006 on joining the Company are: Bill Middleton, VP Licensing and General Counsel, and Jung Yee, CTO.

Results of Operations

Following an extensive review of strategic alternatives, Wi-LAN decided to focus on commercializing its portfolio of wireless technology patents. To achieve this objective, the Company's Board of Directors approved a plan in January 2006 to exit its products businesses, and in March 2006 to divest its engineering services business. In both cases, Wi-LAN planned for the exits to be implemented in an orderly manner in order to optimize the financial implications and provide continuity of service and support for customers and channel partners. After completion of the divestitures in April and May 2006, a new President & CEO, Jim Skippen was hired in May 2006 and began full-time duties with the Company in June. Since then, Mr. Skippen has recruited personnel to fill a number of key positions required to implement the Company's patent licensing strategy, including VP Licensing, General Counsel and Secretary; Chief Technology Officer; Director, Market Research; and Office Manager. The two executives started with Wi-LAN in late August 2006.

With the sale of Wi-LAN's products businesses and the discontinuance of its engineering services business during the fiscal second quarter, ending April 30, 2006, the Company's statement of operations reflects revenues from patent licensing, general and administrative ("G&A") expenses, the results of significant transactions, interest income and expense, and the

net results of the discontinued businesses. The previously reported revenues and gross margins from its products and engineering services businesses are netted in the "discontinued operations" line in the statement of operations.

	Three Months Ended July 31,		Nine Months Ended July 31,	
	2006	2005	2006	2005
Revenues	$ 2,096	$ -	$ 2,096	$ -
G&A and amortization (expenses)	(1,670)	(1,196)	(5,064)	(3,234)
Settlement	-	-	9,635	-
Gain on debt settlement	-	-	2,919	-
Gain on sale of property	-	44	1,145	44
Earnings/(loss) from continuing operations	432	(1,117)	10,720	(2,959)
(Loss) from discontinued operations	(832)	(2,364)	(12,906)	(5,938)
Net (loss)	$ (400)	$ (3,481)	$ (2,186)	$ (8,897)

Fiscal third quarter 2006, ending July 31

During the fiscal third quarter of 2006, Wi-LAN licensed selected intellectual property ("IP") involved with specific fixed WiMAX applications known as the IEEE 802.16d standard to a subsidiary of Fujitsu Microelectronics of America ("FMA"). Proceeds for the license amounted to $2,096 and the transaction was completed in May 2006. No patents were sold as part of this transaction.

The results of the engineering services business that was sold during the fiscal third quarter of 2006 and the products business that was sold during the fiscal second quarter of 2006 have been reported as discontinued operations in these financial statements.

In addition to the license to Fujitsu, Wi-LAN is currently in the process of finalizing the recruitment of staff for its patent licensing business.

Revenues

In the fiscal third quarter of 2006, Wi-LAN achieved $2,096 of revenues from the licensing of selected WiMAX IP for the fixed applications to Fujitsu, as outlined above. Due to the Company's transition to a patent licensing business in 2006, there were no licensing revenues for the comparable period of 2005.

G&A and depreciation and amortization expenses

	Three Months Ended July 31,		Nine Months Ended July 31,	
	2006	2005	2006	2005
G&A expenses				
Stock-based compensation expense	$ (288)	$ (13)	$ (416)	$ (163)
Other G&A expenses	(1,195)	(1,041)	(4,188)	(2,650)
G&A expenses	(1,483)	(1,054)	(4,604)	(2,813)
Depreciation and amortization expense	(187)	(142)	(460)	(421)
G&A and amortization (expenses)	$ (1,670)	$ (1,196)	$ (5,064)	$ (3,234)

Stock-based compensation expense, which is a non-cash charge to earnings, rose to $288 in the fiscal third quarter of 2006 compared with $13 in 2005 due to options granted to the new CEO, the Board and other executive and new staff in Wi-LAN. There were no new option grants in the third quarter of 2005. Other G&A expenses in 2006 included mainly compensation costs,

contractors, the costs of legal and other professional fees and facilities and related costs. Of the $1,195 total, approximately $800 (67%) is viewed as ongoing G&A expenses, with the remaining $395 generally being of a non-recurring nature.

Depreciation and amortization expenses represent almost entirely the amortization expense relating to patent costs. The increase to $187 in the third quarter of 2006 compared with $142 in the third quarter of 2005 reflected in part the additional amortization expense on patents acquired late in the second quarter of 2006.

Loss from discontinued operations
A summary of the results of operations and assets and liabilities of the discontinued businesses is included in note 6 to the fiscal third quarter financial statements.

The third quarter 2006 loss from discontinued operations amounted to $832. The loss reflects a number of expenses relating to the obligations of exiting the businesses, including additional termination, product return and other items, less $100 of proceeds received on disposition. Management believes that most of the costs relating to the discontinued businesses have now been charged to earnings. Wi-LAN expects to report earnings from discontinued operations and receive cash amounting to approximately $750 in its fourth quarter when the terms of escrow have been met, including approval by government authorities, relating to one of its product business dispositions.

<u>**Nine months ending July 31, 2006**</u>

In the first three quarters of fiscal 2006, Wi-LAN realized revenues from the Fujitsu license as described above, incurred G&A and amortization expenses, and realized three unusual gains: the $9,635 settlement with Cisco, the $2,919 gain on its debt settlement with Technology Partnerships Canada ("TPC"), and the $1,145 gain on the sale of its former head office facility in Calgary.

Settlement
During the first quarter of fiscal 2006, Wi-LAN completed a settlement with Cisco for the purchase of patents, paid up and prepaid royalties on certain patents, and settlement costs. The net gain of $9,635 was reported as "settlement" in accordance with GAAP.

Gain on debt settlement
In March 2006, Wi-LAN and Industry Canada reached an agreement to terminate a Contribution Agreement, as amended, under the TPC program. In accordance with the settlement agreement, Wi-LAN paid $1,800 to the Receiver General during its fiscal second quarter ending April 30, 2006, and was released unconditionally from any further claims or commitments by the government under the TPC program. This release included the elimination of the Company's prior obligation to issue warrants to the federal government to purchase Wi-LAN common stock. The warrant accrual amounting to $4,719 at January 31, 2006 was credited to earnings in the Company's second quarter, resulting in a net gain of $2,919 in the quarter after the payment of the $1,800.

Gain on sale of property
In the first quarter of 2005, Wi-LAN sold its head office location in Calgary and entered into a lease for a portion of the space, resulting in a deferred gain of approximately $1,200. In the first

quarter of 2006, the lease was terminated and the $1,145 balance of the deferred gain was taken into earnings.

Loss from discontinued operations
A summary of the results of operations and assets and liabilities of the discontinued businesses is included in note 6 to the fiscal third quarter financial statements. The losses from operations include inventory write-offs and other provisions in disposing of the products businesses, as well as other directly related expenses of exiting the businesses, including vacation pay and severances as applicable.

Financial Condition, Liquidity and Requirements Outlook

At July 31, 2006 Wi-LAN had cash and equivalents on hand amounting to $9,556, an increase of $5,866 during the nine-month period. On June 22, 2006, Wi-LAN completed a private placement of common shares for net cash proceeds of approximately $7,395 (gross proceeds of $8,000). The private placement was priced at $0.88 per common share. In addition, brokers warrants to purchase 545,460 common shares (6% of the number of shares in the financing) with an exercise price of $0.88 per common share were granted. The warrants have a one-year life and an estimated fair value of $239.

The increase in cash and equivalents during the three quarters to date reflects the $9,635 of cash received on settlement with Cisco during the first quarter, the approximately $7,395 raised from the private placement financing outlined above during the third quarter plus the $2,196 received during the third quarter from Fujitsu for its license, partially offset by cash outlays to discontinue the products and engineering services businesses and restructure the Company into a patent licensing operation. The cash and short-term investments on hand at July 31, 2006 represent sufficient financial resources to fund approximately 2 years of operations based on Wi-LAN's current plans, and assuming there are no additional litigations commenced or patents purchased for cash during that period.

In April 2006, Wi-LAN licensed additional patents from Ensemble Communications Inc. and bought back the patent purchase and royalty commitment executed in 2004 with Ensemble for 2,000,000 common shares with a fair value of $1,500. There was no cash consideration paid for the acquisition of the patents.

On August 17, 2006, Wi-LAN raised additional net cash of approximately $7,300 (gross proceeds of $8,000) by the sale, on a bought deal basis, of 6,400,000 common shares offered by way of a short form prospectus dated August 10, 2006. The financing was priced at $1.25 per common share. In addition, brokers warrants to purchase 384,000 common shares (6% of the number of shares in the financing) with an exercise price of $1.35 per common share were granted. The warrants have a one-year life. In the event the Company elects to commence, or is forced into, one or more litigations to enforce its patents, these additional funds would be used, in part, to fund that litigation. It is also essential for Wi-LAN to demonstrate to prospective licensees that it has sufficient cash on hand to fund one or more litigations, or some licensee targets will feel less compunction to negotiate a license. Wi-LAN also intends to consider, and if appropriate, to acquire additional patents which may require some up-front cash payment.

On December 4, 2006, Wi-LAN announced that Nokia Corporation of Finland had licensed the Wi-LAN patent portfolio. Under the terms of the agreement, Nokia received a fully paid-up license to Wi-LAN's current patent portfolio. In partial consideration for this license, Nokia transferred to Wi-LAN patents, both issued and pending, related to telecommunications and asymmetric digital subscriber line ("ADSL") technologies. These patents have been valued at $34 million, based on a preliminary independent valuation by a large accounting firm. As additional consideration, Nokia will pay approximately $15.2 million (€10 million) immediately to Wi-LAN. Additional details of the agreement must be kept confidential.

On December 8, 2006, Wi-LAN announced it had entered into an agreement with a syndicate of underwriters led by CIBC World Markets Inc., and including Wellington West Capital Markets Inc., Paradigm Capital Inc., Haywood Securities Inc. and Dundee Securities Corporation, pursuant to which the underwriters have agreed to purchase, on a bought-deal basis, approximately 6,666,700 common shares of the Corporation at a purchase price of $4.50 per common share, for gross proceeds of $30 million. Wi-LAN plans to use the net proceeds of this financing for working capital and general corporate purposes.

There will be a period of time, possibly several quarters, when Wi-LAN will be negotiating patent licenses and possibly initiating litigation to enforce its rights where patents have been infringed by third parties, and revenues may be either nil or minimal. As explained above, after the financing obtained in Wi-LAN's second and third quarters, the Company is well positioned financially to pursue its patent licensing opportunities aggressively.

Summary Financial Results

The following is a summary of Wi-LAN's financial results and position for the past eleven quarters, reflecting the continuing and discontinued businesses.

	Quarter ending:										
	2006			2005				2004			
Operations:	July 31	April 30	Jan. 31	Oct. 31	July 31	April 30	Jan. 31	Oct. 31	July 31	April 30	Jan. 31
G&A and amortization (expense)	(1,670)	(1,705)	(1,689)	(1,201)	(1,196)	(1,110)	(928)	(902)	(1,008)	(702)	(704)
Settlement	-	-	9,635	-	-	-	-	-	-	-	-
Gain on debt settlement	-	2,919	-	-	-	-	-	-	-	-	-
Earnings/(loss) from continuing operations	432	1,236	9,052	(1,214)	(1,117)	(972)	(870)	(824)	(895)	(654)	(552)
Earnings/(loss) from discontinued operations	(832)	(6,412)	(5,662)	(15,667)	(2,364)	(1,996)	(1,578)	(2,037)	(1,273)	(855)	41
Net earnings/(loss)	(400)	(5,176)	3,390	(16,881)	(3,481)	(2,968)	(2,448)	(2,861)	(2,168)	(2,168)	(1,509)
Net earnings/(loss) per share	(0.01)	(0.12)	0.08	(0.40)	(0.08)	(0.07)	(0.06)	(0.07)	(0.05)	(0.04)	(0.01)

	As at:										
	2006			2005				2004			
Financial position:	July 31	April 30	Jan. 31	Oct. 31	July 31	April 30	Jan. 31	Oct. 31	July 31	April 30	Jan. 31
Cash and equivalents	9,556	3,239	8,374	3,690	7,489	9,466	8,791	13,768	15,344	24,875	27,553
Patents, licenses and trademarks	9,988	10,261	8,848	10,059	10,155	10,288	10,406	10,512	10,617	372	385
Shareholders' equity	18,961	11,872	14,544	10,916	27,736	31,120	33,851	35,830	41,881	38,715	34,880

Accounting policies and estimates

The preparation of the Quarterly Statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, expenses and earnings, and the disclosure of contingent assets and liabilities. These estimates and assumptions are based on management's historical experience and are believed by management to be reasonable in the

circumstances. Such estimates and assumptions are evaluated on an ongoing basis, and form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ significantly from those estimates.

The Company's accounting policies have been reviewed and approved by the Company's Audit Committee. The accounting policies on which these Quarterly Statements are based have not changed from those used in preparing Wi-LAN's financial statements for the fiscal year ending October 31, 2005. For further information, refer to note 1 of the Consolidated Financial Statements for the fiscal year ending October 31, 2005.

Foreign currency and inflation

Following the disposition of Wi-LAN's product and engineering services businesses, most of the Company's cash flows, other than some residual accounts receivable and accounts payable, are denominated in Canadian currency. As a result, the remainder of Wi-LAN's cash and cash equivalents are now held in Canadian currency. Management will monitor future requirements as the Company's patent licensing activities evolve, and will take appropriate action at that time, including possibly hedging some or all of the future cash flows denominated in currencies other than Canadian. Inflation is not considered a major factor affecting continuing operations at this time, as the inflation rate is currently modest for Wi-LAN's key costs – its personnel and facilities.

Contingent liabilities ($000)

In September 2002, the Company, its former Executive Chair (now Chair of the Board), and Wi-Com Technologies Inc. (a private Alberta company), among others, were served with two Statements of Claim. The lawsuits allege the defendants are liable for failing to deliver certain common share certificates in a timely manner to the claimants. The claimants are former shareholders of Wi-Com Technologies Inc. The Company maintains that it has defences to the Claims and does not believe that it will ultimately be found liable for the Claim. The Company is vigorously defending the actions and has filed a Statement of Defence and has also filed a counterclaim against the claimants. To date it has not been determined if legal liability exists, and accordingly, no provision has been made in the Company's financial statements.

One former employee, who transferred to the company that purchased one of Wi-LAN's product lines and then resigned shortly afterwards, has demanded Wi-LAN pay her approximately $34 in termination pay and other costs. She has taken her complaint to the Ontario Department of Labour, and Wi-LAN provided its response on August 18, 2006. The Company does not believe it is liable, and will continue to act accordingly.

In August 2006 Wi-LAN was advised by a former channel partner of its intention to pursue a claim against the Company for approximately US$300 regarding a dispute over inventory supplied by Wi-LAN. The Company believes it has no liability for the claim and intends to vigorously defend its position in any action brought against it.

Most of the contingent liabilities reported in Wi-LAN's first quarter results have been resolved:

Wi-LAN paid a contract inventory manufacturer approximately $666 (US$605) due for prior inventory purchases and commitments, in July 2006. The manufacturer has executed a full and final release with Wi-LAN.

The Company's prior commitment to purchase up to 50,000 systems-on-chips from Fujitsu has been eliminated as part of Wi-LAN's sale of its engineering services business to Fujitsu, effective May 2006.

In March 2006, Wi-LAN and Industry Canada reached an agreement to terminate a Contribution Agreement, as amended, under the Technology Partnerships Canada ("TPC") program. In accordance with the settlement agreement, Wi-LAN paid $1,800 during its fiscal second quarter ending April 30, 2006, and was released unconditionally by the government from any further claims or commitments under the TPC program. This release included the elimination of the Company's prior obligation to issue warrants to purchase Wi-LAN common stock.

Several of the prior legal actions involving the Company were also resolved during the fiscal second quarter:

The August 2001 claim for alleged breach of patent license and technology transfer agreement has been settled by the payment of approximately $8.

The June 2005 lawsuit for alleged defective products has been settled by the payment of approximately $83 (US$75).

In August 2006 Wi-LAN was advised by a former channel partner of its intention to pursue a claim against the Company for approximately $335 (US$300) regarding a dispute over inventory supplied by Wi-LAN. To date this customer has secured an order in South Africa for seizure of some office equipment at premises apparently occupied by Wi-LAN in South Africa but has not initiated a legal action in Canada. The Company believes it has no liability for the claim and intends to vigorously defend its position in any action brought against it.

In September 2006 the Company was advised of an action initiated in France by a former Wi-LAN customer that is claiming €661 (about $925) for the cost of defective product, remediation efforts and compensatory damages. Wi-LAN has retained counsel to defend. It is unknown whether there is any basis for this claim.

On December 15, 2006, Wi-LAN announced that on December 13, 2006, the Federal Court of Canada ordered that Wi-LAN's claim for punitive damages be struck from the Wi-LAN Statement of Claim against D-Link Canada Inc. and D-Link Systems Inc. The Court therefore allowed D-Link's appeal from a previous order made on August 21, 2006. Wi-LAN believes that this ruling does not materially impact its damages claim or prospects for recovery against D-Link. Wi-LAN wants to proceed expeditiously with its litigation and has therefore decided not to appeal this decision.

Disclosure controls and procedures

In conformance with the Canadian Securities Administrators Multilateral Instrument 52-109, Wi-LAN has filed certificates signed by the President and CEO and Acting CFO that, among other things, deal with the matter of disclosure controls and procedures.

Management has evaluated the effectiveness of the Company's disclosure controls and procedure as of August 29, 2006, and based on its evaluation has concluded that these are effective. The evaluation took into consideration the Company's corporate disclosure policy and the functioning of its executive officers, Board and Board Committees. In addition, the evaluation covered the Company's processes, systems and capabilities relating to regulatory filings, public disclosures and the identification and communication of material information.

Additional information

Additional information regarding Wi-LAN is available at: www.sedar.com.

Form 52-109F2 – Certification of Interim Filings

Wi-LAN Inc.

I, James D. Skippen, President and Chief Executive Officer of Wi-LAN Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Wi-LAN Inc., (the issuer) for the interim period ending July 31, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4. The issuer's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: December 21, 2006

(signed) James D. Skippen

James D. Skippen

President and Chief Executive Officer

Form 52-109F2 – Certification of Interim Filings

Wi-LAN Inc.

I, R. Stephen Bower, Acting Chief Financial Officer of Wi-LAN Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Wi-LAN Inc., (the issuer) for the interim period ending July 31, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4. The issuer's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: December 21, 2006

(signed) R. Stephen Bower

R. Stephen Bower

Acting Chief Financial Officer

Press Release

Wi-LAN Signs Additional V-chip Licenses

Latest agreements bring V-chip license total to 123

OTTAWA, Canada – January 17, 2008 – Wi-LAN Inc. (TSX: WIN) ("Wi-LAN"), a leading technology innovation and licensing company, today announced that it has signed a license agreement for its U.S. and Canadian V-chip Patents with Shenyang Tongfang Multimedia Co., Limited (Shenyang Tongfang). Wi-LAN also announced it has signed licenses for its Canadian V-chip Patent with Westinghouse Digital Electronics Inc. (Westinghouse) and Powerray Co., Ltd, (Powerray). These agreements provide for the payment of running royalties for the lives of the Patents.

Shenyang Tongfang is an OEM manufacturer of a number of electronic products including LCD televisions. Westinghouse markets a full line of LCD televisions in Canada and the United States and other consumer electronic products. Powerray is a digital set-top box manufacturer.

"We are excited by the positive results that our V-chip licensing activities have delivered early in 2008", said Wi-LAN V-chip President Najmul Siddiqui. "We are continuing our efforts with energy and strong determination to maximize the success of our V-chip licensing program."

123 licenses for Wi-LAN's Canadian or U.S. V-chip Patents have been signed with electronics manufacturers in Korea, Japan, Taiwan, China, Thailand, Singapore, Hong Kong, Denmark, Canada and the United States.

Wi-LAN has a large and growing portfolio of more than 280 issued or pending patents.

About Wi-LAN

Wi-LAN, founded in 1992, is a leading technology innovation and licensing company. Our portfolio of patented inventions applies to a wide range of electronics and communications products. Some of the fundamental technologies covered by Wi-LAN's patents include: CDMA, DOCSIS, DSL, GSM/EDGE, V-chip, Wi-Fi and WiMAX. Wi-LAN has licensed its intellectual property to a growing number of companies around the world. For more information: www.wi-lan.com.

Forward-looking Information

Certain statements in this release, other than statements of historical fact, may include forward-looking information that involves various risks and uncertainties. These may include, without limitation, statements based on current assumptions and expectations involving a number of risks and uncertainties related to all aspects of the wireless and wireline communications industry and the global economy. These risks and uncertainties include, but are not restricted to: the almost exclusive reliance of the Company on licensing its patent portfolio to generate revenues and cash flows; that the Company may be required to establish the enforceability of its patents in court to obtain material licensing revenues; that the Company will need to acquire or develop new patents to continue to grow its business; that the Company requires investment to translate its intellectual property position into sustainable profit in the market; that the Company is dependent on the performance of its key officers and employees; that changes in patent legislation or in the interpretation or application of patent litigation could materially adversely affect the Company; and that the Company has and may make acquisitions of products, technologies or businesses which could materially adversely affect the Company. These risks and uncertainties may cause actual results to differ from information

contained herein, when estimates and assumptions have been used to measure and report results. There can be no assurance that such forward-looking statements will prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements. These and all subsequent written and oral forward-looking statements are based on the estimates and opinions of management on the dates they are made and expressly qualified in their entirety by this notice. The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.

- ## -

For more information please contact:

Tyler Burns
Director, Investor Relations and Communications
C: 613.697.0367
O: 613.688.4330
E: tburns@wi-lan.com

Wi LAN

Press Release

Wi-LAN Signs V-chip Licenses For The NTIA Converter Box Program

OTTAWA, Canada – January 15, 2008 – Wi-LAN Inc. (TSX: WIN) ("Wi-LAN"), a leading technology innovation and licensing company, today announced that 2 additional manufacturers expected to participate in the National Telecommunications & Information Administration (NTIA) digital television converter box coupon program have signed license agreements for its U.S. V-chip Patent. Digital Stream Technology Inc. (Digital Stream), the manufacturer of the first coupon eligible converter box approved by the NTIA program, and Powerray Co., Ltd, (Powerray) join a list of licensees that are expected to play an important role in the transition to digital television in the United States. The agreements provide for the payment of running royalties for the life of the Patent.

Digital Stream manufactures digital set-top boxes, digital television PC turner cards and USB boxes with high definition quality signal receiving capabilities for customers around the world. Powerray is a digital set-top box manufacturer.

In the first phase of the converter box coupon program, any resident of the United States can order 2 coupons, valued at $40 each, to be used toward the purchase of an approved digital-to-analog converter box. The converter boxes will allow residents to continue using televisions that would otherwise not be able to receive free over-the-air television when analog broadcast ceases in the United States on February 17, 2009. The United States government has pledged up to $1.5 billion to provide over 33 million coupons. The NTIA began distributing coupons on January 1, 2008 and subsequently announced that it had received requests for over 2.4 million coupons by January 9, 2008.

Wi-LAN has signed license agreements for its U.S. V-chip Patent with companies responsible for the manufacture of at least 14 converter models. Wi-LAN's V-chip licensing team is identifying and in talks with manufacturers of the remaining approved models as well as manufacturers of several other models that are expected to be approved in the coming weeks.

"Our V-chip licensing team has been very productive since this program started," said Jim Skippen, President & CEO. "We expect to be well placed in this market by the time the NTIA converter boxes become available next month in an estimated 15-thousand retail establishments."

Other manufacturers who have licensed Wi-LAN's U.S. V-chip Patent and are expecting to supply product for the NTIA program include LG Electronics Inc., Falcon Digital Co., Ltd., Michley Electronics Inc., Shenzhen MTC Co., Ltd, Good Mind Innovation Co., Ltd., Zhejiang Tianle Digital Electric Co., Ltd., Dongguan Contel Electronics Co., Ltd., PCT International Inc., and Manhattan Digital.

119 licenses for Wi-LAN's Canadian or U.S. V-chip Patents have been signed with electronics manufacturers in Korea, Japan, Taiwan, China, Thailand, Singapore, Hong Kong, Denmark, Canada and the United States.

Wi-LAN has a large and growing portfolio of more than 280 issued or pending patents.

About Wi-LAN
Wi-LAN, founded in 1992, is a leading technology innovation and licensing company. Our portfolio of patented inventions applies to a wide range of electronics and communications products. Some of the fundamental technologies covered by Wi-LAN's patents include: CDMA, DOCSIS, DSL, GSM/EDGE, V-chip, Wi-Fi and WiMAX. Wi-LAN has licensed its intellectual property to a growing number of companies around the world. For more information: www.wi-lan.com.

Forward-looking Information
Certain statements in this release, other than statements of historical fact, may include forward-looking information that involves various risks and uncertainties. These may include, without limitation, statements based on current assumptions and expectations involving a number of risks and uncertainties related to all aspects of the wireless and wireline communications industry and the global economy. These risks and uncertainties include, but are not restricted to: the almost exclusive reliance of the Company on licensing its patent portfolio to generate revenues and cash flows; that the Company may be required to establish the enforceability of its patents in court to obtain material licensing revenues; that the Company will need to acquire or develop new patents to continue to grow its business; that the Company requires investment to translate its intellectual property position into sustainable profit in the market; that the Company is dependent on the performance of its key officers and employees; that changes in patent legislation or in the interpretation or application of patent litigation could materially adversely affect the Company; and that the Company has and may make acquisitions of products, technologies or businesses which could materially adversely affect the Company. These risks and uncertainties may cause actual results to differ from information contained herein, when estimates and assumptions have been used to measure and report results. There can be no assurance that such forward-looking statements will prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements. These and all subsequent written and oral forward-looking statements are based on the estimates and opinions of management on the dates they are made and expressly qualified in their entirety by this notice. The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.

- ## -

For more information please contact:

Tyler Burns
Director, Investor Relations and Communications
C: 613.697.0367
O: 613.688.4330
E: tburns@wi-lan.com

Press Release

Wi-LAN Reports Fourth Quarter Fiscal Year 2007 Financial Results

Company generates record revenues and earnings[1] in fiscal year 2007

OTTAWA, Canada – January 10, 2008 – Wi-LAN Inc. (TSX: WIN) ("Wi-LAN" or the "Company"), a leading technology innovation and licensing company, today announced financial results for the fourth quarter and fiscal year ended October 31, 2007. All financial amounts are expressed in Canadian dollars.

Operating & Financial Review

(in thousands except per share amounts)

	Three months ended		Years ended	
	October 31/07	October 31/06	October 31/07	October 31/06
Revenues	$ 7,169	$ 12	$ 61,270	$ 2,108
Pro forma earnings/(loss) (1)	4,865	(912)	53,225	10,684
GAAP earnings	1,231	16,295	27,617	14,109
Pro forma diluted earnings/(loss) per share	$ 0.05	$ -	$ 0.66	$ 0.22
GAAP diluted earnings per share	$ 0.01	$ 0.27	$ 0.34	$ 0.29

Fourth quarter revenues were $7.2 million, which included both cash and in-kind consideration consisting of patents valued at $4.6 million. Management valued these patents based in part on a valuation report prepared by a major accounting firm. Pro forma earnings amounted to $4.9 million or $0.05 per diluted share. Operating expenses were $4.2 million, reflecting growth in the Company's workforce and increased legal expenses. Total expenses were $8.1 million, which included $0.8 million of stock-based compensation expense and $3.9 million of depreciation and amortization expense resulting from increases in Wi-LAN's patent portfolio, both non-cash charges. Interest income amounted to $1.1 million during the quarter. Net earnings on a GAAP basis amounted to $1.2 million or $0.01 per diluted share.

Cash payments from a number of license agreements that were signed in the third and fourth quarters of fiscal 2007, including agreements with Fujitsu Limited and a licensee announced in a press release dated June 28, 2007, will begin in the first quarter of 2008. Accordingly, these payments are not included in fourth quarter revenues.

In fiscal 2007, Wi-LAN generated revenues of $61.3 million. Pro forma earnings amounted to $53.2 million or $0.66 per diluted share. Operating expenses amounted to $13.4 million. Total expenses were $36.8 million, which included $2.2 million of stock-based compensation expense, $7.8 million of deprecation and amortization expense and a provision for income tax of $15.6 million, all non-cash charges. Interest income amounted to $3.2 million. Net earnings on a GAAP basis amounted to $27.6 million or $0.34 per diluted share.

Financial Position
(in thousands of Canadian dollars except shares outstanding)

Fiscal quarter		Q4/07		Q3/07		Q2/07		Q1/07		Q4/06
As at		Oct 31/07		July 31/07		Apr 30/07		Jan 31/07		Oct 31/06
Cash and cash equivalents	$	91,542	$	100,515	$	94,967	$	57,756	$	16,680
Future tax asset		-		-		-		-		16,726
Patents and other intangibles, net		146,955		138,684		42,295		43,047		9,787
Goodwill		16,400		17,683		-		-		-
Total assets		262,505		263,574		140,087		103,396		44,775
Future income tax liability		24,575		25,721		-		-		-
Total liabilities		29,464		33,384		2,587		1,790		1,501
Shareholders' equity	$	233,041	$	230,190	$	137,500	$	101,606	$	43,274
Shares outstanding (end of period)		93,470		93,255		75,167		69,038		61,099

In the fourth quarter of fiscal 2007, cash and cash equivalents decreased by $9.0 million to $91.5 million at October 31 2007, due mainly to costs associated with the purchase of patents.

For the fiscal year ending October 31, 2007, Wi-LAN's cash position increased by a total of $74.9 million, including $66 million from the sale of shares in December 2006 and March 2007, $12.2 million generated from continuing operations, and $5.8 million received upon the acquisition of Tri-Vision. The Company's cash equivalents include term deposits, GICs and other similar financial instruments. The Company's cash equivalents do not include any Asset Backed Commercial Paper.

The Company's patents and other intangibles have grown from a net book value of $9.8 million at October 31, 2006 to a net book value of $147.0 million at October 31, 2007 including V-chip patents and other intangibles acquired in the purchase of Tri-Vision, patents received in licensing agreements with Nokia, Fujitsu and an unnamed licensee valued at $42.1 million as well as other patents acquired during the fiscal year.

Results for fiscal year 2006 are generally not comparable to those of fiscal 2007, as Wi-LAN was in the process of transforming itself into a licensing business, and discontinuing its products manufacturing and engineering services businesses in the 2006 periods.

Management Comments

"Wi-LAN achieved significant operating and financial accomplishments in fiscal year 2007," said Jim Skippen, President & CEO. "In the fiscal year we generated record revenue and record earnings, and acquired Tri-Vision International. We signed 20 wireless and V-chip licensing agreements, many of which strengthen our recurring revenue base and demonstrate Wi-LAN's ability to monetize, through negotiation, our portfolio of patented innovations. In addition, we strengthened our team and completed a number of strategic patent acquisitions."

"In 2008, we look to build on our accomplishments of 2007. We hope that a growing momentum for negotiated licenses, particularly in the Wi-Fi, WiMAX and V-chip markets, along with the determined efforts of our licensing teams will generate additional license agreements. Building upon Wi-LAN's rich history of research and development, we hope continuing efforts in this area will result in important innovations. We are confident that our activities in 2008 will enhance long-term shareholder value."

Operating Expense "Guidance"
It has been Wi-LAN's practice not to provide guidance on the range of expected future revenues and earnings, given the relatively early stage of its development in licensing as well as the difficulty in predicting the timing and value of patent acquisition opportunities and possible future litigation, both of which could require significant investment. In order to assist investors and other interested parties in their understanding of Wi-LAN's performance, management believes that operating expenses for the fiscal year 2008 will likely be in the range of $22.0-27.0 million, based on current plans and expectations including staff-related and legal expenses.

Conference Call Information – January 10, 2008 – 10 AM EST
Wi-LAN will conduct a conference call to discuss its financial results today at 10:00 AM Eastern Standard Time. Wi-LAN CEO, Jim Skippen and acting CFO, Phil Martin, will be on the call.

- Callers from Canada or the United States: 1.866.585.6398 (Toll Free)
- Callers from other locations: 1.416.849.9626 (International)
- To join by webcast: www.wi-lan.com

About Wi-LAN
Wi-LAN, founded in 1992, is a leading technology innovation and licensing company. Our portfolio of patented inventions applies to a wide range of electronics and communications products. Some of the fundamental technologies covered by Wi-LAN's patents include: CDMA, DOCSIS, DSL, GSM/EDGE, V-chip, Wi-Fi and WiMAX. Wi-LAN has licensed its intellectual property to a growing number of companies around the world. For more information: www.wi-lan.com.

Note
(1) Wi-LAN follows Canadian generally accepted accounting principles ("GAAP") in preparing its interim and annual financial statements. To assist readers in further understanding its operating performance, it is reporting pro forma earnings. Pro forma earnings is a non-GAAP financial term. Pro forma earnings represents earnings/(loss) from continuing operations before stock-based compensation, depreciation & amortization and provision for income taxes.

Forward-looking Information
Certain statements in this release, other than statements of historical fact, may include forward-looking information that involves various risks and uncertainties. These may include, without limitation, statements based on current assumptions and expectations involving a number of risks and uncertainties related to all aspects of the wireless and wireline communications industry and the global economy. These risks and uncertainties include, but are not restricted to: the almost exclusive reliance of the Company on licensing its patent portfolio to generate revenues and cash flows; that the Company may be required to establish the enforceability of its patents in court to obtain material licensing revenues; that the Company will need to acquire or develop new patents to continue to grow its business; that the Company requires investment to translate its intellectual property position into sustainable profit in the market; that the Company is dependent on the performance of its key officers and employees; that changes in patent

legislation or in the interpretation or application of patent litigation could materially adversely affect the Company; and that the Company has and may make acquisitions of products, technologies or businesses which could materially adversely affect the Company. These risks and uncertainties may cause actual results to differ from information contained herein, when estimates and assumptions have been used to measure and report results. There can be no assurance that such forward-looking statements will prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements. These and all subsequent written and oral forward-looking statements are based on the estimates and opinions of management on the dates they are made and expressly qualified in their entirety by this notice. The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.

- ## -

For more information, please contact:

Phil Martin, acting CFO
O: 1.613.688.4895
C: 1.613.867.4895
Email: pmartin@wi-lan.com

Tyler Burns, Director, Investor Relations & Communications
O: 1.613.688.4330
C: 1.613.697.0367
Email: tburns@wi-lan.com

Press Release

Wi-LAN Inc.
Consolidated Statements of Operations and Deficit
(in thousands of Canadian dollars, except per share amounts)

Years ended October 31		**2007**		**2006**
Revenues	$	61,270	$	2,108
Income/(expenses) from the following				
Operating expenses				
Stock-based compensation		(2,222)		(447)
Other operating expenses		(11,198)		(5,274)
Total operating expenses		(13,420)		(5,721)
Depreciation & amortization		(7,766)		(676)
Settlement		-		9,635
Gain on sale of property		-		1,145
Gain on debt settlement		-		2,919
Other income		-		29
Interest				
Interest income		3,153		219
Interest expense on long-term debt		-		(97)
Earnings from continuing operations before income taxes		43,237		9,561
Provision for income tax recovery/(expense)				
Current		(16,766)		-
Future		1,146		16,726
		(15,620)		16,726
Earnings from continuing operations		27,617		26,287
Loss from discontinued operations		-		(12,178)
Net and comprehensive earnings		27,617		14,109
Deficit, beginning of period		(165,592)		(179,701)
Deficit, end of period	$	(137,975)	$	(165,592)
Earnings/(loss) per share - basic and diluted				
Continuing operations				
Basic	$	0.36	$	0.54
Diluted	$	0.34	$	0.54
Discontinued operations				
Basic	$	-	$	(0.25)
Diluted	$	-	$	(0.25)
Net earnings				
Basic	$	0.36	$	0.29
Diluted	$	0.34	$	0.29
Weighted average number of shares				
Basic		77,784,956		48,447,178
Diluted		80,090,229		48,777,982

Wi-LAN Inc.
Consolidated Balance Sheets
(in thousands of Canadian dollars)

As at October 31		**2007**		**2006**
Assets				
Current assets				
Cash and cash equivalents	$	91,542	$	16,680
Accounts receivable		2,916		400
Future tax asset		-		16,726
Prepaid expenses and deposits		211		387
Assets held for sale		3,696		-
Assets of discontinued businesses		-		621
Current assets		98,365		34,814
Furniture and equipment, net		785		174
Patents and other intangibles, net		146,955		9,787
Goodwill		16,400		-
Assets	$	262,505	$	44,775
Liabilities and Shareholders' equity				
Current liabilities				
Accounts payable and accrued liabilities	$	4,371	$	814
Mortgage payable related to assets held for sale		518		-
Liabilities of discontinued businesses		-		687
Current liabilities		4,889		1,501
Future income tax liability		24,575		-
Liabilities		29,464		1,501
Shareholders' equity				
Common shares		362,094		202,396
Contributed surplus		8,922		6,470
Deficit		(137,975)		(165,592)
Shareholders' equity		233,041		43,274
Liabilities and Shareholders' equity	$	262,505	$	44,775

Wi-LAN Inc.
Consolidated Statements of Cash Flows
(in thousands of Canadian dollars)

Years ended October 31	2007	2006
Cash provided by/(used in)		
Operations		
Earnings from continuing operations	$ 27,617	$ 26,287
Non-cash items		
License revenue settled by receipt of patents	(42,096)	-
Stock-based compensation	2,222	447
Depreciation & amortization	7,766	676
Non-cash settlement	-	(9,635)
Gain on sale of property	-	(1,145)
Gain on sale of patents	-	(429)
Income taxes	15,580	(16,726)
Other non-cash items	-	(4,403)
	11,089	(4,928)
Change in non-cash working capital balances		
Accounts receivable	(1,019)	(400)
Prepaid expenses and deposits	691	66
Net assets held for sale	(162)	-
Accounts payable and accrued liabilities	1,595	(892)
Cash generated from/(used in) continuing operations	12,194	(6,154)
Cash used in discontinued operations	(66)	(7,800)
Cash generated from/(used in) operations	12,128	(13,954)
Financing		
Mortgage repayment	(37)	
Proceeds on sale of common shares, net	65,914	14,738
Share capital issued for cash on the exercise of options	1,674	479
Share capital issued for cash on the exercise of warrants	765	233
Loan proceeds	-	2,000
Loan repayment	-	(2,000)
Cash generated from continuing operations	68,316	15,450
Cash used in discontinued operations	-	(61)
Cash generated from financing	68,316	15,389
Investing		
Transaction costs incurred on acquisition of Tri-Vision	(1,771)	-
Cash received on acquisition of Tri-Vision	5,782	-
Purchase of furniture and equipment	(672)	(107)
Purchase of patents for cash	(8,921)	(6)
Proceeds from settlement, net	-	9,635
Proceeds from sale of patents	-	1,510
Cash generated from/(used in) continuing operations	(5,582)	11,032
Cash generated from discontinued operations	-	523
Cash generated from/(used in) investing	(5,582)	11,555
Net cash and cash equivalents generated in the period	74,862	12,990
Cash and cash equivalents, beginning of period	16,680	3,690
Cash and cash equivalents, end of period	$ 91,542	$ 16,680

Press Release

Wi-LAN and Bang & Olufsen Sign V-chip License Agreements

OTTAWA, Canada – January 3, 2008 – Wi-LAN Inc. (TSX: WIN) ("Wi-LAN"), a leading technology licensing company, today announced that Bang & Olufsen a/s (Bang & Olufsen) has signed license agreements for its U.S. and Canadian V-chip Patents. The agreements provide for the payment of running royalties for the lives of the patents and include provision for payment in respect of past sales.

Bang & Olufsen a/s, which was founded in 1925, is world-renowned for it's distinctive range of quality consumer electronic products. The Bang and Olufsen Group manufactures a unique range of televisions, music systems, loudspeakers, telephones and multimedia products. The company has approximately 2,500 employees and the products are sold in more than 100 countries worldwide.

"We are very pleased that Bang & Olufsen, a marquee manufacturer of home entertainment products, has negotiated license agreements for our V-chip patents," said Wi-LAN V-chip President Najmul Siddiqui. "Our V-chip licensing team generated significant momentum in 2007 and we expect this momentum to continue in 2008."

117 licenses have been signed for Wi-LAN's Canadian and/or U.S. V-chip Patents to electronics manufacturers in Korea, Japan, Taiwan, China, Thailand, Singapore, Hong Kong, Denmark, Canada and the United States.

Wi-LAN has a large and growing portfolio of more than 280 issued or pending patents.

About Wi-LAN
Wi-LAN, founded in 1992, licenses intellectual property that applies to a full range of electronics and communications products. Some of the fundamental technologies covered by Wi-LAN's patents include: CDMA, DOCSIS, DSL, GSM/EDGE, V-chip, Wi-Fi and WiMAX. Wi-LAN has licensed its intellectual property to a growing number of companies around the world. For more information: www.wi-lan.com.

Forward-looking Information
Certain statements in this release, other than statements of historical fact, may include forward-looking information that involves various risks and uncertainties. These may include, without limitation, statements based on current assumptions and expectations involving a number of risks and uncertainties related to all aspects of the wireless and wireline communications industry and the global economy. These risks and uncertainties include, but are not restricted to: the almost exclusive reliance of the Company on licensing its patent portfolio to generate revenues and cash flows; that the Company may be required to establish the enforceability of its patents in court to obtain material licensing revenues; that the Company will need to acquire or develop new patents to continue to grow its business; that the Company requires investment to translate its intellectual property position into sustainable profit in the market; that the Company is dependent on the performance of its key officers and employees; that changes in patent

legislation or in the interpretation or application of patent litigation could materially adversely affect the Company; and that the Company has and may make acquisitions of products, technologies or businesses which could materially adversely affect the Company. These risks and uncertainties may cause actual results to differ from information contained herein, when estimates and assumptions have been used to measure and report results. There can be no assurance that such forward-looking statements will prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements. These and all subsequent written and oral forward-looking statements are based on the estimates and opinions of management on the dates they are made and expressly qualified in their entirety by this notice. The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.

All trademarks and brands mentioned in this release are the property of their respective owners.

- ### -

For more information please contact Wi-LAN at:

Tyler Burns
Director, Investor Relations and Communications
C: 613.697.0367
O: 613.688.4330
E: tburns@wi-lan.com

Press Release

Wi-LAN to Announce Fiscal 2007 Financial Results

OTTAWA, Canada – January 3, 2008 – Wi-LAN Inc. (TSX: WIN) ("Wi-LAN"), a leading technology licensing company, will release its fiscal 2007 financial results for the period ending October 31, 2007 on January 10, 2008 before the financial markets open. Following the release, Wi-LAN will host a conference call and webcast with Jim Skippen, CEO and Phil Martin, acting CFO at 10:00 AM ET the same day.

Calling Information
- A live audio webcast will be available at www.wi-lan.com
- To access the call from Canada, dial 1.866.585.6398 (Toll Free)
- To access the call from outside Canada, dial: 416.849.9626 (International)

Replay Information
The call will be available at www.wi-lan.com and accessible by telephone until 11:59 PM on January 17, 2008.
- Replay Number (Toll Free): 1.866.245.6755
- Replay Number (International): 416.915.1035
- Passcode: 592373

Wi-LAN has a large and growing portfolio of more than 280 issued or pending patents.

About Wi-LAN
Wi-LAN, founded in 1992, licenses intellectual property that applies to a full range of electronics and communications products. Some of the fundamental technologies covered by Wi-LAN's patents include: CDMA, DOCSIS, DSL, GSM/EDGE, V-chip, Wi-Fi and WiMAX. Wi-LAN has licensed its intellectual property to a growing number of companies around the world. For more information: www.wi-lan.com.

- ## -

For more information, please contact:

Tyler Burns
Director, Investor Relations and Communications
C: 613.697.0367
O: 613.688.4330
E: tburns@wi-lan.com

Press Release

Wi-LAN Enters License Agreement with Tranzeo

OTTAWA, Canada – January 2, 2008 – Wi-LAN Inc. (TSX: WIN) ("Wi-LAN"), a leading technology licensing company, today announced that it has signed a licensing agreement with Tranzeo Wireless Technologies Inc. (Tranzeo) relating to Wi-LAN's Wi-Fi and WiMAX patents. The license provides for the payment of a running royalty for the lives of the patents and includes a payment in respect of past sales.

Tranzeo's broad range of point-to-point and point-to-multipoint radios, WiMAX equipment, and mesh network solutions are designed for wireless internet service providers, governments, campuses, military, carriers, enterprise customers, and systems integrators around the globe.

"This agreement is further evidence of our ability to fairly monetize our wireless patented innovations, through negotiation, in the critical Wi-Fi and WiMAX markets," said Andrew Parolin, VP Wireless Technologies, Wi-LAN. "Our wireless licensing teams are in active discussion and negotiation with a number of companies. We remain confident that our licensing strategy will continue to produce positive results for Wi-LAN."

Wi-LAN has a large and growing portfolio of more than 280 issued or pending patents.

About Wi-LAN

Wi-LAN, founded in 1992, licenses intellectual property that applies to a full range of electronics and communications products. Some of the fundamental technologies covered by Wi-LAN's patents include: CDMA, DOCSIS, DSL, GSM/EDGE, V-chip, Wi-Fi and WiMAX. Wi-LAN has licensed its intellectual property to a growing number of companies around the world. For more information: www.wi-lan.com.

Forward-looking Information

Certain statements in this release, other than statements of historical fact, may include forward-looking information that involves various risks and uncertainties. These may include, without limitation, statements based on current assumptions and expectations involving a number of risks and uncertainties related to all aspects of the wireless and wireline communications industry and the global economy. These risks and uncertainties include, but are not restricted to: the almost exclusive reliance of the Company on licensing its patent portfolio to generate revenues and cash flows; that the Company may be required to establish the enforceability of its patents in court to obtain material licensing revenues; that the Company will need to acquire or develop new patents to continue to grow its business; that the Company requires investment to translate its intellectual property position into sustainable profit in the market; that the Company is dependent on the performance of its key officers and employees; that changes in patent legislation or in the interpretation or application of patent litigation could materially adversely affect the Company; and that the Company has and may make acquisitions of products, technologies or businesses which could materially adversely affect the Company. These risks and uncertainties may cause actual results to differ from information contained herein, when estimates and assumptions have been used to measure and report results. There can be no assurance that such forward-looking statements will prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements. These and all subsequent written and oral forward-looking statements are based on the estimates and opinions of management on the dates they are made and

expressly qualified in their entirety by this notice. The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.

All trademarks and brands mentioned in this release are the property of their respective owners.

- ## -

For more information, please contact:

Tyler Burns
Director, Investor Relations and Communications
C: 613.697.0367
O: 613.688.4330
E: tburns@wi-lan.com

Press Release

Wi-LAN Signs Additional V-chip Licenses

OTTAWA, Canada – December 11, 2007 – Wi-LAN Inc. (TSX: WIN) ("Wi-LAN"), a leading technology licensing company, today announced that it has signed a license for U.S. Patent 5,828,402 with Homecast Co., Ltd. of Korea and Manhattan Digital of United States. Wi-LAN also announced it has signed a license for Canadian Patent 2,179,474 with Qingdao Haier Electronics Co., Ltd., of China. These licenses contemplate the payment of a running royalty for the lives of the patents through 2016.

Homecast manufactures set-top-box products for global markets, including products sold under the Homecast Brand, and is aggressively pursuing the U.S. market by leveraging the NTIA Converter Box program. Manhattan Digital is an established satellite equipment provider in the United States. Qingdao Haier Electronics Co., Ltd., is a division of the Haier Group Company of China which is the world's 4th largest manufacturer of major appliances with a diverse product portfolio that includes televisions, home theatre systems and DVD players.

"Since October 31 we have signed nine licensing agreements for our V-Chip and wireless patented innovations, a solid testament to the focus and hard work of our licensing teams," said Wi-LAN President & CEO Jim Skippen. "As our determined licensing efforts continue, we look forward to announcing additional agreements in the coming months and remain confident that our licensing plan will produce positive results for Wi-LAN."

115 licenses have been signed for Wi-LAN's Canadian and/or U.S. V-chip patents to electronics manufacturers in Korea, Japan, Taiwan, China, Thailand, Singapore, Hong Kong, Canada and the United States.

Wi-LAN has a large and growing portfolio of more than 280 issued or pending patents.

About Wi-LAN
Wi-LAN, founded in 1992, licenses intellectual property that applies to a full range of electronics and communications products. Some of the fundamental technologies covered by Wi-LAN's patents include: CDMA, DOCSIS, DSL, GSM/EDGE, V-chip, Wi-Fi and WiMAX. Wi-LAN has licensed its intellectual property to a growing number of companies around the world. For more information: www.wi-lan.com.

Forward-looking Information
Certain statements in this release, other than statements of historical fact, may include forward-looking information that involves various risks and uncertainties. These may include, without limitation, statements based on current assumptions and expectations involving a number of risks and uncertainties related to all aspects of the wireless and wireline communications industry and the global economy. These risks and uncertainties include, but are not restricted to: the almost exclusive reliance of the Company on licensing its patent portfolio to generate revenues and

cash flows; that the Company may be required to establish the enforceability of its patents in court to obtain material licensing revenues; that the Company will need to acquire or develop new patents to continue to grow its business; that the Company requires investment to translate its intellectual property position into sustainable profit in the market; that the Company is dependent on the performance of its key officers and employees; that changes in patent legislation or in the interpretation or application of patent litigation could materially adversely affect the Company; and that the Company has and may make acquisitions of products, technologies or businesses which could materially adversely affect the Company. These risks and uncertainties may cause actual results to differ from information contained herein, when estimates and assumptions have been used to measure and report results. There can be no assurance that such forward-looking statements will prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements. These and all subsequent written and oral forward-looking statements are based on the estimates and opinions of management on the dates they are made and expressly qualified in their entirety by this notice. The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.

- ## -

For more information please contact Wi-LAN at:

Tyler Burns
Director, Investor Relations and Communications
C: 613.697.0367
O: 613-688.4330
E: tburns@wi-lan.com

Wi-LAN

Press Release

Wi-LAN Signs Canadian V-chip License with Acer

OTTAWA, Canada – December 6, 2007 – Wi-LAN Inc. (TSX: WIN) ("Wi-LAN"), a leading technology licensing company, today announced that it has signed a license for Canadian Patent No. 2,179,474 with Acer Incorporated of Taiwan. The license contemplates the payment of a running royalty for the life of the patent through 2016, and includes provision for payment of past sales in Canada.

Ranked as the world's No. 4 branded PC vendor, Acer focuses on globally marketing its brand-name products: mobile and desktop PCs, servers and storage, LCD monitors and high-definition TVs, projectors, and handheld/navigational devices. Established in 1976, Acer Inc. employs 5,300 people supporting dealers and distributors in more than 100 countries. Revenues in 2006 reached US$11.32 billion.

"We are very excited to welcome Acer to our licensee family," stated Wi-LAN V-chip President Najmul Siddiqui. "We hope this agreement forms the foundation of a long and successful relationship between our two companies."

112 licenses have been signed for Wi-LAN's Canadian and/or U.S. V-chip patents to electronics manufacturers in Korea, Japan, Taiwan, China, Thailand, Singapore, Hong Kong, Canada and the United States.

Wi-LAN has a large and growing portfolio of more than 280 issued or pending patents.

About Wi-LAN

Wi-LAN, founded in 1992, licenses intellectual property that applies to a full range of electronics and communications products. Some of the fundamental technologies covered by Wi-LAN's patents include: CDMA, DOCSIS, DSL, GSM/EDGE, V-chip, Wi-Fi and WiMAX. Wi-LAN has licensed its intellectual property to a growing number of companies around the world. For more information: www.wi-lan.com.

Forward-looking Information

Certain statements in this release, other than statements of historical fact, may include forward-looking information that involves various risks and uncertainties. These may include, without limitation, statements based on current expectations involving a number of risks and uncertainties related to all aspects of the wireless and wireline communications industry and the global economy. These risks and uncertainties include, but are not restricted to: the almost exclusive reliance of the Company on licensing its patent portfolio to generate revenues and cash flows; that the Company may be required to establish the enforceability of its patents in court to obtain material licensing revenues; that the Company will need to acquire or develop new patents to continue to grow its business; that the Company requires investment to translate its intellectual property position into sustainable profit in the market; that the Company is dependent on the performance of its key officers and employees; that changes in patent legislation or in the interpretation or application of patent litigation could materially adversely affect the Company; and that the Company has and may make acquisitions of products, technologies or businesses which could materially adversely

affect the Company. These risks and uncertainties may cause actual results to differ from information contained herein, when estimates and assumptions have been used to measure and report results. There can be no assurance that such forward-looking statements will prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements. These and all subsequent written and oral forward-looking statements are based on the estimates and opinions of management on the dates they are made and expressly qualified in their entirety by this notice. The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.

All trademarks and brands mentioned in this release are the property of their respective owners.

- ## -

For more information please contact Wi-LAN at:

Tyler Burns,
Director, Investor Relations & Communications
C: 613.697.0367
O: 613.688.4330
E: tburns@wi-lan.com

WiLAN

Press Release

Wi-LAN Signs Canadian V-chip License with Acer

OTTAWA, Canada – December 6, 2007 – Wi-LAN Inc. (TSX: WIN) ("Wi-LAN"), a leading technology licensing company, today announced that it has signed a license for Canadian Patent No. 2,179,474 with Acer Incorporated of Taiwan. The license contemplates the payment of a running royalty for the life of the patent through 2016, and includes provision for payment of past sales in Canada.

Ranked as the world's No. 4 branded PC vendor, Acer focuses on globally marketing its brand-name products: mobile and desktop PCs, servers and storage, LCD monitors and high-definition TVs, projectors, and handheld/navigational devices. Established in 1976, Acer Inc. employs 5,300 people supporting dealers and distributors in more than 100 countries. Revenues in 2006 reached US$11.32 billion.

"We are very excited to welcome Acer to our licensee family," stated Wi-LAN V-chip President Najmul Siddiqui. "We hope this agreement forms the foundation of a long and successful relationship between our two companies."

112 licenses have been signed for Wi-LAN's Canadian and/or U.S. V-chip patents to electronics manufacturers in Korea, Japan, Taiwan, China, Thailand, Singapore, Hong Kong, Canada and the United States.

Wi-LAN has a large and growing portfolio of more than 280 issued or pending patents.

About Wi-LAN

Wi-LAN, founded in 1992, licenses intellectual property that applies to a full range of electronics and communications products. Some of the fundamental technologies covered by Wi-LAN's patents include: CDMA, DOCSIS, DSL, GSM/EDGE, V-chip, Wi-Fi and WiMAX. Wi-LAN has licensed its intellectual property to a growing number of companies around the world. For more information: www.wi-lan.com.

Forward-looking Information

Certain statements in this release, other than statements of historical fact, may include forward-looking information that involves various risks and uncertainties. These may include, without limitation, statements based on current expectations involving a number of risks and uncertainties related to all aspects of the wireless and wireline communications industry and the global economy. These risks and uncertainties include, but are not restricted to: the almost exclusive reliance of the Company on licensing its patent portfolio to generate revenues and cash flows; that the Company may be required to establish the enforceability of its patents in court to obtain material licensing revenues; that the Company will need to acquire or develop new patents to continue to grow its business; that the Company requires investment to translate its intellectual property position into sustainable profit in the market; that the Company is dependent on the performance of its key officers and employees; that changes in patent legislation or in the interpretation or application of patent litigation could materially adversely affect the Company; and that the Company has and may make acquisitions of products, technologies or businesses which could materially adversely

affect the Company. These risks and uncertainties may cause actual results to differ from information contained herein, when estimates and assumptions have been used to measure and report results. There can be no assurance that such forward-looking statements will prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements. These and all subsequent written and oral forward-looking statements are based on the estimates and opinions of management on the dates they are made and expressly qualified in their entirety by this notice. The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.

All trademarks and brands mentioned in this release are the property of their respective owners.

- ## -

For more information please contact Wi-LAN at:

Tyler Burns,
Director, Investor Relations & Communications
C: 613.697.0367
O: 613.688.4330
E: tburns@wi-lan.com

Wi-LAN

Press Release

Wi-LAN Sells Think Broadband Solutions

OTTAWA, Canada – November 30, 2007 - Wi-LAN Inc. (TSX: WIN) ("Wi-LAN") announced that it has closed the sale of its Think Broadband Solutions ("Think Broadband") business to PCT International, Inc. ("PCT") for approximately $1.2 million. The transaction is consistent with Wi-LAN's previously announced plans to divest of Think Broadband, acquired when Wi-LAN purchased Tri-Vision International Ltd. ("Tri-Vision") in June this year.

Under the terms of the agreement, PCT has agreed to acquire certain inventory, capital assets and all applicable customer contracts, agreements and existing sales prospects relating to the Think Broadband cable and services business. In addition, all staff associated with the Think Broadband business have accepted positions with PCT. Wi-LAN has retained the land and building located in Toronto, and has agreed to a six month lease to PCT.

"This sale is the last major step in integrating the Tri-Vision V-chip licensing business with Wi-LAN," said Jim Skippen, President & CEO. "We will continue to devote our entire focus on licensing our valuable patents and growing our intellectual property portfolio. On a personal level, I am pleased that PCT took the entire Think Broadband team, and wish them continued success in the Canadian market."

Wi-LAN has a large and growing portfolio of more than 280 issued or pending patents.

About Wi-LAN

Wi-LAN, founded in 1992, licenses intellectual property that applies to a full range of electronics and communications products. Some of the fundamental technologies covered by Wi-LAN's patents include: CDMA, DOCSIS, DSL, GSM/EDGE, V-chip, Wi-Fi and WiMAX. Wi-LAN has licensed its intellectual property to a growing number of companies around the world. For more information: www.wi-lan.com.

Forward-looking Information

Certain statements in this release, other than statements of historical fact, may include forward-looking information that involves various risks and uncertainties. These may include, without limitation, statements based on current expectations involving a number of risks and uncertainties related to all aspects of the wireless and wireline communications industry and the global economy. These risks and uncertainties include, but are not restricted to: the almost exclusive reliance of

the Company on licensing its patent portfolio to generate revenues and cash flows; that the Company may be required to establish the enforceability of its patents in court to obtain material licensing revenues; that the Company will need to acquire or develop new patents to continue to grow its business; that the Company requires investment to translate its intellectual property position into sustainable profit in the market; that the Company is dependent on the performance of its key officers and employees; that changes in patent legislation or in the interpretation or application of patent litigation could materially adversely affect the Company; and that the Company has and may make acquisitions of products, technologies or businesses which could materially adversely affect the Company. These risks and uncertainties may cause actual results to differ from information contained herein, when estimates and assumptions have been used to measure and report results. There can be no assurance that such forward-looking statements will prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements. These and all subsequent written and oral forward-looking statements are based on the estimates and opinions of management on the dates they are made and expressly qualified in their entirety by this notice. The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.

- ## -

For more information, please contact Wi-LAN:

Phil Martin, Acting CFO
O: 613.688.4895
E: pmartin@wi-lan.com

Press Release

Wi-LAN Enters License Agreement with Hyundai

OTTAWA, Canada – November 20, 2007 – Wi-LAN Inc. (TSX: WIN) ("Wi-LAN"), a leading technology licensing company, today announced it has licensed its U.S. and Canadian V-chip patents to Korean digital television manufacturer Hyundai IT Corp. ("Hyundai IT"). The agreement calls for a running royalty for the lives of the patents through 2016.

Hyundai IT, formerly Hyundai Electronics, is one of South Korea's most respected brand names, with more than 20 years worldwide business expertise. The revitalized company, which became Hyundai IT in 2006, manufactures a complete line of LCD TVs and computer monitors.

Additional U.S. converter box program licenses also signed

Wi-LAN V-chip also continues to license manufacturers expected to participate in the United States Commerce Department National Telecommunications Information Agency ("NTIA") Converter Coupon program. The NTIA program will distribute as many as 33 million US$40 coupons in the United States beginning January 2008 to assist TV owners financially when analog broadcast signals are discontinued in February 2009. Certified converter boxes will allow customers to receive and convert digital television signals so they can continue using their analog television sets after the February 2009 date when analog broadcasting will cease. Almost US$1 billion has been allocated for the first phase of the converter box program.

Wi-LAN V-chip has recently licensed three more companies targeting the converter box program. Dongguan Contel Electronics Co., Ltd. (China), Zhejiang Tianle Digital Electric Co., Ltd. (China), and PCT International Inc. (U.S.A.) have been licensed for Wi-LAN's U.S. patented V-chip technology and Contel has signed a license for Wi-LAN's Canadian V-chip technology.

Wi-LAN has a large and growing portfolio of more than 280 issued or pending patents.

About Wi-LAN

Wi-LAN, founded in 1992, licenses intellectual property that applies to a full range of electronics and communications products. Some of the fundamental technologies covered by Wi-LAN's patents include: CDMA, DOCSIS, DSL, GSM/EDGE, V-chip, Wi-Fi and WiMAX. Wi-LAN has licensed its intellectual property to a growing number of companies around the world. For more information: www.wi-lan.com.

Forward-looking Information

Certain statements in this release, other than statements of historical fact, may include forward-looking information that involves various risks and uncertainties. These may include, without limitation, statements based on current assumptions and expectations involving a number of risks and uncertainties related to all aspects of the electronics and communications industry and the global economy. These risks and uncertainties include, but are not restricted to: the almost exclusive reliance of the Company on licensing its patent portfolio to generate revenues and cash flows;

that the Company may be required to establish the enforceability of its patents in court to obtain material licensing revenues; that the Company will need to acquire or develop new patents to continue to grow its business; that the Company requires investment to translate its intellectual property position into sustainable profit in the market; that the Company is dependent on the performance of its key officers and employees; that changes in patent legislation or in the interpretation or application of patent litigation could materially adversely affect the Company; and that the Company has and may make acquisitions of products, technologies or businesses which could materially adversely affect the Company. These risks and uncertainties may cause actual results to differ from information contained herein, when estimates and assumptions have been used to measure and report results. There can be no assurance that such forward-looking statements will prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements. These and all subsequent written and oral forward-looking statements are based on the estimates and opinions of management on the dates they are made and expressly qualified in their entirety by this notice. The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.

- ## -

For more information please contact Wi-LAN at:

Murray Eldon,
Director, Communications (V-chip)
O: 416.298.8551 ext. 212
E: meldon@wi-lan.com

Steve Bower, CFO
C: 613.697.7159
O: 613-688.4898
E: sbower@wi-lan.com

Wi-LAN Litigation Update

OTTAWA, Canada – November 14, 2007 – Wi-LAN Inc. (TSX: WIN) ("Wi-LAN") initiated patent infringement litigation against 22 major companies in two actions on October 31, 2007. One of the defendants is Marvell Semiconductor, Inc. ("Marvell").

Wi-LAN believes that Marvell has filed a claim against Wi-LAN in the Northern District of California requesting a declaratory judgment that three of Wi-LAN's U.S. patents, #6,192,068, #6,320,897 and RE37,802, are invalid and have not been infringed.

No such claim has been served on Wi-LAN. If and when served, Wi-LAN will evaluate the claim and take appropriate action at that time.

Wi-LAN has a large and growing portfolio of more than 280 issued or pending patents.

About Wi-LAN
Wi-LAN, founded in 1992, licenses intellectual property that applies to a full range of electronics and communications products. Some of the fundamental technologies covered by Wi-LAN's patents include: CDMA, DOCSIS, DSL, GSM/EDGE, V-chip, Wi-Fi and WiMAX. Wi-LAN has licensed its intellectual property to a growing number of companies around the world. For more information: www.wi-lan.com.

Forward-looking Information
Certain statements in this release, other than statements of historical fact, may include forward-looking information that involves various risks and uncertainties. These may include, without limitation, statements based on current assumptions and expectations involving a number of risks and uncertainties related to all aspects of the wireless and wireline communications industry and the global economy. These risks and uncertainties include, but are not restricted to: the almost exclusive reliance of the Company on licensing its patent portfolio to generate revenues and cash flows; that the Company may be required to establish the enforceability of its patents in court to obtain material licensing revenues; that the Company will need to acquire or develop new patents to continue to grow its business; that the Company requires investment to translate its intellectual property position into sustainable profit in the market; that the Company is dependent on the performance of its key officers and employees; that changes in patent legislation or in the interpretation or application of patent litigation could materially adversely affect the Company; and that the Company has and may make acquisitions of products, technologies or businesses which could materially adversely affect the Company. These risks and uncertainties may cause actual results to differ from information contained herein, when estimates and assumptions have been used to measure and report results. There can be no assurance that such forward-looking statements will prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements. These and all subsequent written and oral forward-looking statements are based on the estimates and opinions of management on the dates they are made and expressly qualified in their entirety by this notice. The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.

- ## -

For more information please contact Wi-LAN at:

Bill Middleton
VP Licensing
& General Counsel
O: 613-688.3894
E: wmiddleton@wi-lan.com

Steve Bower
CFO
C: 613.697.7159
O: 613-688.4898
E: sbower@wi-lan.com

Press Release

Wi-LAN Announces Executive Changes

OTTAWA, Canada – November 9, 2007 – Wi-LAN Inc. (TSX: WIN) ("Wi-LAN") today announced changes to its leadership team.

Steve Bower, Chief Financial Officer (CFO) has resigned from the company effective the end of November 2007 to take another position in Toronto. Phil Martin, Director of Finance, will act as interim CFO while Wi-LAN conducts a search for a new CFO.

Since joining Wi-LAN in 2006, Phil has held the Director of Finance position. Prior to joining Wi-LAN, Phil was Director of Finance for a TSX-listed wireless communications company. A CGA since 1984, Phil has over 25 years experience in financial management, mergers and acquisitions, corporate finance and financial reporting.

Andrew Parolin, Wi-LAN's current Vice President, Business Development will be accepting a new role as Vice President, Wireless Technologies. In his new role Andrew will focus on leading the licensing of Wi-LAN's wireless technologies.

Thomas Ginter joins Wi-LAN as its new Vice President, Business Development and will be responsible for overseeing Wi-LAN's patent acquisition program. Thomas has held a number of management positions in his career relating to wireless technologies including Vice President, Product Management with TenXc Wireless Inc. Thomas is an experienced business manager and a certified Professional Electrical Engineer with a track record of driving complex deals to successful completion. Thomas holds several patents and he has significant technical experience in a number of Wi-LAN's current technologies, including Wi-Fi, WiMAX GSM/UMTS and CDMA.

"I am pleased that Andrew has accepted the Vice President, Wireless Technologies role since he has been instrumental in strengthening our patent portfolio. We are also thrilled to have Thomas join the Wi-LAN team," said Jim Skippen, President & CEO. "We are confident we will benefit from his track record of success and experience."

"We thank Steve for his contributions, efforts and energy and we wish him the best of success in his new position," said Jim Skippen.

Wi-LAN has a large and growing portfolio of more than 280 issued or pending patents.

About Wi-LAN Inc.

Wi-LAN, founded in 1992, licenses intellectual property that applies to a full range of electronics and communications products. Some of the fundamental technologies covered

by Wi-LAN's patents include: CDMA, DOCSIS, DSL, GSM/EDGE, V-chip, Wi-Fi and WiMAX. Wi-LAN has licensed its intellectual property to a growing number of companies around the world. For more information: www.wi-lan.com.

Forward-looking Information

Certain statements in this release, other than statements of historical fact, may include forward-looking information that involves various risks and uncertainties. These may include, without limitation, statements based on current assumptions and expectations involving a number of risks and uncertainties related to all aspects of the wireless and wireline communications industry and the global economy. These risks and uncertainties include, but are not restricted to: the almost exclusive reliance of the Company on licensing its patent portfolio to generate revenues and cash flows; that the Company may be required to establish the enforceability of its patents in court to obtain material licensing revenues; that the Company will need to acquire or develop new patents to continue to grow its business; that the Company requires investment to translate its intellectual property position into sustainable profit in the market; that the Company is dependent on the performance of its key officers and employees; that changes in patent legislation or in the interpretation or application of patent litigation could materially adversely affect the Company; and that the Company has and may make acquisitions of products, technologies or businesses which could materially adversely affect the Company. These risks and uncertainties may cause actual results to differ from information contained herein, when estimates and assumptions have been used to measure and report results. There can be no assurance that such forward-looking statements will prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements. These and all subsequent written and oral forward-looking statements are based on the estimates and opinions of management on the dates they are made and expressly qualified in their entirety by this notice. The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.

- ## -

For more information, please contact Wi-LAN:

Jim Skippen, President & CEO
O: 1-613-688-3898
E: jskippen@wi-lan.com

Press Release

Wi-LAN Enters License Agreement with Matsushita Electric

Matsushita licenses Wi-LAN technology for use in Panasonic computers

OTTAWA, Canada – November 7, 2007 – Wi-LAN Inc. (TSX: WIN) ("Wi-LAN") today announced that it has signed a five year licensing agreement with Matsushita Electric Industrial Co., Ltd. ("Matsushita") of Osaka, Japan relating to Wi-LAN's CDMA and Wi-Fi patents.

Under the terms of the agreement, the consideration from Matsushita will include a per unit amount on all Panasonic notebook computers utilizing Wi-Fi or CDMA technologies which are sold in North America while the relevant patents are in effect.

Matsushita, best known for its Panasonic brand, is a worldwide leader in the development and manufacture of electronics and digital communications products for a wide range of consumer, business, and industrial needs.

"We are pleased to have licensed Matsushita for the use of Wi-LAN's intellectual property within its highly acclaimed Panasonic computers," said Jim Skippen, President & CEO for Wi-LAN. "Matsushita and Fujitsu, which are two of the top ten notebook vendors in the U.S., have now licensed our technology for use in their notebook computers. We look forward to licensing the remaining notebook vendors to our wireless technologies."

Wi-LAN has a large and growing portfolio of more than 280 issued or pending patents.

About Wi-LAN Inc.

Wi-LAN, founded in 1992, licenses intellectual property that applies to a full range of electronics and communications products. Some of the fundamental technologies covered by Wi-LAN's patents include: CDMA, DOCSIS, DSL, GSM/EDGE, V-chip, Wi-Fi and WiMAX. Wi-LAN has licensed its intellectual property to a growing number of companies around the world. For more information: www.wi-lan.com.

Forward-looking Information

Certain statements in this release, other than statements of historical fact, may include forward-looking information that involves various risks and uncertainties. These may include, without limitation, statements based on current assumptions and expectations involving a number of risks and uncertainties related to all aspects of the wireless and wireline communications industry and the global economy. These risks and uncertainties include, but are not restricted to: the almost exclusive reliance of the Company on licensing its patent portfolio to generate revenues and cash flows; that the Company may be required to establish the enforceability of its patents in court to obtain material licensing revenues; that the Company will need to acquire or develop new patents to continue to grow its business; that the Company requires investment to translate its intellectual property position into sustainable profit in the market; that the Company is dependent on the performance of its key officers and employees; that changes in patent legislation or in the interpretation or application of patent

litigation could materially adversely affect the Company; and that the Company has and may make acquisitions of products, technologies or businesses which could materially adversely affect the Company. These risks and uncertainties may cause actual results to differ from information contained herein, when estimates and assumptions have been used to measure and report results. There can be no assurance that such forward-looking statements will prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements. These and all subsequent written and oral forward-looking statements are based on the estimates and opinions of management on the dates they are made and expressly qualified in their entirety by this notice. The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.

- ## -

For more information, please contact:

Bill Middleton, VP Licensing
& General Counsel
O: 613.688.3894
Email: wmiddleton @wi-lan.com

Steve Bower, CFO
C: 613.697.7159
O: 613.688.4898
Email: sbower@wi-lan.com

Press Release

Wi-LAN Initiates Litigation for Patent Infringement

OTTAWA, Canada – November 1, 2007 – Wi-LAN Inc. (TSX: WIN) ("Wi-LAN") has initiated litigation against 22 major companies in two actions. The companies include chip suppliers, equipment vendors and electronics retailers. They are: Acer Inc., Apple Inc., Atheros Communications Inc., Belkin International Inc., Best Buy Co. Inc., Broadcom Corporation, Buffalo Technology (USA) Inc., Circuit City Stores, Inc., Dell Inc., D-Link Corporation, Gateway Inc., Hewlett-Packard Company, Infineon Technologies AG, Intel Corporation, Lenovo Group Ltd., Marvell Semiconductor Inc., Netgear Inc., Sony Corporation, Texas Instruments Incorporated, Toshiba Corporation, Westell Technologies Inc., and 2Wire Inc. The suits have been commenced in the Eastern District of Texas, Marshall Division.

In its filings, Wi-LAN claims that these companies have infringed and continue to infringe Wi-LAN's U.S. patent nos. 5,282,222, RE37,802 and 5,956,323 by making and/or selling various products, including wireless routers, modems and personal notebook computers that use. These patents are related to Wi-Fi and to power consumption in DSL products.

"Wi-LAN has successfully negotiated patent licensing deals with a number of companies covering a broad range of patent families and technologies," said Jim Skippen, President & CEO. "Our existing licensing agreements are a strong endorsement of the strength and validity of our valuable patent portfolio. While we prefer to resolve patent infringement through business discussions, we have consistently maintained that litigation was always a possibility when negotiations do not result in a license within a reasonable time."

Wi-LAN will be represented in this action by McKool Smith, a leading U.S. law firm specializing in intellectual property litigation. McKool Smith has successfully defended the patent rights of many high profile companies. The firm has conducted litigation throughout the U.S. and has particular expertise in the Eastern District of Texas, where Wi-LAN has filed these two actions.

Wi-LAN has a large and growing portfolio of more than 280 issued or pending patents.

Conference Call

Wi-LAN will host a conference call and webcast with Jim Skippen, President & CEO, Bill Middleton, VP Licensing & General Counsel and Steve Bower, CFO, today, Thursday, November 1 at 10:00 AM Eastern Time.

Calling Information
A live audio webcast will be available at www.wi-lan.com
To access the call from Canada, dial (Toll Free): 1.866.585.6398
International callers: 1.416.849.9626

Replay Information
The archived conference call will be available at www.wi-lan.com and accessible by telephone until 11:59 PM on November 7, 2007:
Replay Number (Toll Free) 1.866.245.6755
Replay Number (International) 1.416.915.1035
Passcode: 182630

About Wi-LAN Inc.

Wi-LAN, founded in 1992, licenses intellectual property that applies to a full range of electronics and communications products. Some of the fundamental technologies covered by Wi-LAN's patents include: CDMA, DOCSIS, DSL, GSM/EDGE, V-chip, Wi-Fi and WiMAX. Wi-LAN has licensed its intellectual property to a growing number of companies around the world. For more information: www.wi-lan.com.

Forward-looking Information

Certain statements in this release, other than statements of historical fact, may include forward-looking information that involves various risks and uncertainties. These may include, without limitation, statements based on current assumptions and expectations involving a number of risks and uncertainties related to all aspects of the wireless and wireline communications industry and the global economy. These risks and uncertainties include, but are not restricted to: the almost exclusive reliance of the Company on licensing its patent portfolio to generate revenues and cash flows; that the Company may be required to establish the enforceability of its patents in court to obtain material licensing revenues; that the Company will need to acquire or develop new patents to continue to grow its business; that the Company requires investment to translate its intellectual property position into sustainable profit in the market; that the Company is dependent on the performance of its key officers and employees; that changes in patent legislation or in the interpretation or application of patent litigation could materially adversely affect the Company; and that the Company has and may make acquisitions of products, technologies or businesses which could materially adversely affect the Company. These risks and uncertainties may cause actual results to differ from information contained herein, when estimates and assumptions have been used to measure and report results. There can be no assurance that such forward-looking statements will prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements. These and all subsequent written and oral forward-looking statements are based on the estimates and opinions of management on the dates they are made and expressly qualified in their entirety by this notice. The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.

- ## -

For more information, please contact:

Bill Middleton, VP Licensing
& General Counsel
O: 613.688.3894
Email: wmiddleton @wi-lan.com

Steve Bower, CFO
C: 613.697.7159
O: 613.688.4898
Email: sbower@wi-lan.com

Wi-LAN

Press Release

Wi-LAN V-chip Licenses AmTRAN

OTTAWA, Canada – October 26, 2007 – Wi-LAN Inc. (TSX: WIN) ("Wi-LAN"), a leading technology licensing company, today announced agreement for Wi-LAN's Canadian Patent No. 2,179,474 and US Patent No. 5,828,402 with Original Equipment Manufacturer (OEM) AmTRAN Technology Co., Limited Of Taiwan. The running royalty licenses are valid for the lives of the patents through 2016.

AmTRAN Technology is one of world's largest contract manufacturers. DisplaySearch, a respected market analysis company, in a news release in late August placed AmTRAN in second place in worldwide LCD television shipments by subcontract manufacturers in the second quarter of 2007 with 17.4 percent of the world market.

"AmTRAN is an emerging powerhouse in the digital television industry and is important to our licensing strategy. We are delighted to welcome AmTRAN to our licensee family," stated Wi-LAN V-chip President Najmul Siddiqui. "The AmTRAN agreements significantly increase the percentage of digital televisions sold under license in the United States."

103 licenses have been signed for Wi-LAN's Canadian and/or U.S. V-chip patents to electronics manufacturers in Korea, Japan, Taiwan, China, Thailand, Singapore, Hong Kong, Canada and the United States.

About Wi-LAN

Wi-LAN, founded in 1992, licenses intellectual property applicable to a full range of products providing access in the communications and consumer electronics markets. Some of the fundamental technologies covered by Wi-LAN's patents include: CDMA, DOCSIS, DSL, V-chip, Wi-Fi and WiMAX. Wi-LAN has already licensed its intellectual property, which includes 241 issued or pending patents, to a number of companies around the world. For more information: www.wi-lan.com.

Forward-looking Information

Certain statements in this release, other than statements of historical fact, may include forward-looking information that involves various risks and uncertainties. These may include, without limitation, statements based on current expectations involving a number of risks and uncertainties related to all aspects of the wireless and wireline communications industry and the global economy. These risks and uncertainties include, but are not restricted to: the almost exclusive reliance of the Company on licensing its patent portfolio to generate revenues and cash flows; that the Company may be required to establish the enforceability of its patents in court to obtain material licensing revenues; that the Company will need to acquire or develop new patents to continue to grow its business; that the Company requires investment to translate its intellectual property position into sustainable profit in the market; that the Company is dependent on the performance of its

key officers and employees; that changes in patent legislation or in the interpretation or application of patent litigation could materially adversely affect the Company; and that the Company has and may make acquisitions of products, technologies or businesses which could materially adversely affect the Company. These risks and uncertainties may cause actual results to differ from information contained herein, when estimates and assumptions have been used to measure and report results. There can be no assurance that such forward-looking statements will prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements. These and all subsequent written and oral forward-looking statements are based on the estimates and opinions of management on the dates they are made and expressly qualified in their entirety by this notice. The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.

- ## -

For more information, please contact Wi-LAN:

Murray Eldon, Director, Communications
O: 1.416.298.8551
E: meldon@wi-lan.com

Steve Bower, CFO
C 1.613.697.7159
O: 1.613.688.4898
E: sbower@wi-lan.com

Press Release

Wi-LAN and Fujitsu Sign License Agreement

OTTAWA, Canada – October 25, 2007 – Wi-LAN Inc. (TSX: WIN) ("Wi-LAN"), a leading technology licensing company, today announced that it has signed a definitive license agreement with Fujitsu Limited ("Fujitsu"). The agreement formalizes the terms agreed upon in a term sheet signed with Fujitsu which was announced on July 25, 2007.

As previously announced, Fujitsu will receive a license to the entire Wi-LAN patent portfolio. The consideration paid by Fujitsu for the license will consist of cash and approximately forty communications patents which will be transferred to Wi-LAN.

Wi-LAN continues to be in various stages of licensing discussions and negotiations with a number of parties.

It will not be Wi-LAN's policy to announce all agreements signed with licensees. For instance, if the signing of an agreement does not constitute a material change, then Wi-LAN may elect not to announce the agreement.

About Wi-LAN

Wi-LAN, founded in 1992, licenses intellectual property applicable to a full range of products providing access in the communications and consumer electronics markets. Some of the fundamental technologies covered by Wi-LAN's patents include: CDMA, DOCSIS, DSL, V-chip, Wi-Fi and WiMAX. Wi-LAN has already licensed its intellectual property, which includes 268 issued or pending patents, to a number of companies around the world. For more information: www.wi-lan.com.

Forward-looking Information

Certain statements in this release, other than statements of historical fact, may include forward-looking information that involves various risks and uncertainties. These may include, without limitation, statements based on current expectations involving a number of risks and uncertainties related to all aspects of the wireless and wireline communications industry and the global economy. These risks and uncertainties include, but are not restricted to: the almost exclusive reliance of the Company on licensing its patent portfolio to generate revenues and cash flows; that the Company may be required to establish the enforceability of its patents in court to obtain material licensing revenues; that the Company will need to acquire or develop new patents to continue to grow its business; that the Company requires investment to translate its intellectual property position into sustainable profit in the market; that the Company is dependent on the performance of its key officers and employees; that changes in patent legislation or in the interpretation or application of patent litigation could materially adversely affect the Company; and that the Company has and may make acquisitions of products, technologies or businesses which could materially adversely affect the Company. These risks and uncertainties may cause actual results to differ from information contained herein, when estimates and assumptions have been used to measure and report results. There can be no assurance that such forward-looking statements will prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements. These and all subsequent written and oral forward-looking statements are based on the estimates and opinions of management on the

dates they are made and expressly qualified in their entirety by this notice. The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.

All trademarks and brands mentioned in this release are the property of their respective owners.

- ## -

For more information, please contact Wi-LAN:

Jim Skippen, President & CEO
O: 1.613.688-3898
E: jskippen@wi-lan.com

Steve Bower, CFO
C 1.613.697.7159
O: 1.613.688.4898
E: sbower@wi-lan.com

Press Release

Wi-LAN Strengthens Management Team

OTTAWA, Canada – October 10, 2007 – Wi-LAN Inc. (TSX: WIN) ("Wi-LAN") today announced it has added four new senior members to its management team: Derek Nuhn, Prashant Watchmaker, Dr. Robert Wu and Pia Diaconescu.

Derek Nuhn joins Wi-LAN as VP, DSL Technologies, where he will be responsible for commercialization of the Company's DSL patent portfolio. Recently, he served as Senior Vice President & Chief Operating Officer of Semiconductor Insights, where he was in charge of all consulting business units. Mr. Nuhn is a proven business leader with a solid track record in the electronics and licensing industries, and a strong knowledge of technology licensing practices in both North America and Asia.

Prashant Watchmaker joins Wi-LAN as Assistant General Counsel and Corporate Secretary, where he will be responsible for overseeing Wi-LAN's corporate legal needs and assisting with licensing and other commercial matters. Mr. Watchmaker joins Wi-LAN from the Canadian Payments Association, where he served as Legal Counsel. Previously, he worked for approximately 10 years at the Ottawa technology law firm of LaBarge Weinstein. Mr. Watchmaker has a strong background in corporate and commercial law, as well as securities law and financial matters.

Dr. Robert Wu joins Wi-LAN as Director Research and Technology Development. Dr Wu will lead a small internal research and development team which will develop wireless technologies and patents. Dr. Wu's team will also assist in the technical analysis of patented technologies for Wi-LAN. Dr. Wu has over 20 years experience working in wireless technologies and IP generation, including senior positions with Nortel, TenXC Wireless and Soma Networks, and 10 years as a full professor with the Chinese Academy of Sciences. He holds multiple PhDs from Ecole Polytechnique, Paris and the Chinese Academy of Sciences, Beijing.

Pia Diaconescu joins Wi-LAN as Senior Patent Manager and will bolster the Company's existing team of patent professionals, assisting in the prosecution of Wi-LAN's patent portfolio and the preparation of infringement analyses. She joins the Company from Alcatel-Lucent, where she most recently served as Senior Patent Manager. Ms. Diaconescu also has considerable experience as an electrical engineer in product design and development, testing, integrated circuit design and preparation of product documentation for automated systems and personal computers. Ms. Diaconescu is a registered patent agent.

"We are thrilled to be adding these proven and experienced individuals to Wi-LAN," said Jim Skippen, President & CEO. "The investment in these additional people expands the breadth and depth of our current management team and will greatly assist us as we pursue the numerous opportunities available to us. I believe that with our impressive team of licensing professionals and large portfolio of essential patents, that we are well poised to achieve our business objectives. We are particularly excited about the addition of an internal research and development capability to ensure the continued renewal of our technology portfolio and expertise."

About Wi-LAN Inc.
Wi-LAN, founded in 1992, licenses intellectual property that drives a full range of products providing access in wireless and wireline telecommunications markets. Some of the fundamental technologies covered by Wi-LAN's patents include: CDMA, Wi-Fi, WiMAX and DSL. Wi-LAN has already licensed its intellectual property to a number of major companies, including Cisco, Fujitsu and Nokia.

Forward-looking Information
Certain statements in this release, other than statements of historical fact, may include forward-looking information that involves various risks and uncertainties. These may include, without limitation, statements based on current assumptions and expectations involving a number of risks and uncertainties related to all aspects of the wireless and wireline communications industry and the global economy. These risks and uncertainties include, but are not restricted to: the almost exclusive reliance of the Company on licensing its patent portfolio to generate revenues and cash flows; that the Company may be required to establish the enforceability of its patents in court to obtain material licensing revenues; that the Company will need to acquire or develop new patents to continue to grow its business; that the Company requires investment to translate its intellectual property position into sustainable profit in the market; that the Company is dependent on the performance of its key officers and employees; that changes in patent legislation or in the interpretation or application of patent litigation could materially adversely affect the Company; and that the Company has and may make acquisitions of products, technologies or businesses which could materially adversely affect the Company. These risks and uncertainties may cause actual results to differ from information contained herein, when estimates and assumptions have been used to measure and report results. There can be no assurance that such forward-looking statements will prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements. These and all subsequent written and oral forward-looking statements are based on the estimates and opinions of management on the dates they are made and expressly qualified in their entirety by this notice. The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.

For more information, please contact:
Steve Bower, CFO
C: 613.697.7159
O: 613.688.4898

David Ward, Director, IR & Communications
O: 613.688.4330
C: 613.697.0367

Email: sbower@wi-lan.com
Email: dward@wi-lan.com

About Wi-LAN
Wi-LAN, founded in 1992, licenses intellectual property applicable to a full range of products providing access in the communications and consumer electronics markets. Some of the fundamental technologies covered by Wi-LAN's patents include: CDMA, DOCSIS, DSL, V-chip, Wi-Fi and WiMAX. Wi-LAN has already licensed its intellectual property to a number of the world's largest companies. For more information: www.wi-lan.com.

Forward-looking Information
Certain statements in this release, other than statements of historical fact, may include forward-looking information that involves various risks and uncertainties. These may include, without limitation, statements based on current assumptions and expectations involving a number of risks and uncertainties related to all aspects of the wireless and wireline communications industry and the global economy. These risks and uncertainties include, but are not restricted to: the almost exclusive reliance of the Company on licensing its patent portfolio to generate revenues and cash flows; that the Company may be required to establish the enforceability of its patents in court to obtain material licensing revenues; that the Company will need to acquire or develop new patents to continue to grow its business; that the Company requires investment to translate its intellectual property position into sustainable profit in the market; that the Company is dependent on the performance of its key officers and employees; that changes in patent legislation or in the interpretation or application of patent litigation could materially adversely affect the Company; and that the Company has and may make acquisitions of products, technologies or businesses which could materially adversely affect the Company. These risks and uncertainties may cause actual results to differ from information contained herein, when estimates and assumptions have been used to measure and report results. There can be no assurance that such forward-looking statements will prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements. These and all subsequent written and oral forward-looking statements are based on the estimates and opinions of management on the dates they are made and expressly qualified in their entirety by this notice. The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.

For more information, please contact:

Steve Bower, CFO
C: 613.697.7159
O: 613.688.4898
Email: sbower@wi-lan.com

David Ward, Director, IR & Communications
O: 613.688.4330
C: 1.613.697.0367
Email: dward@wi-lan.com

Press Release

Wi-LAN Acquires Essential Wireless Patent Portfolio

OTTAWA, Canada – September 13, 2007 - Wi-LAN Inc. (or "Wi-LAN") announced today that it has acquired a portfolio of 10 issued and pending U.S. patents which are essential to multi-mode and multi-standard communication devices.

WI-LAN believes the inventions protected by these patents are used in U.S. products which combine multiple standards and modulation formats. This means that U.S. products which combine two or more wireless formats, including GSM, CDMA, WiFi, WiMAX or EDGE, will generally require a license.

"We believe these patents have several claims that would be infringed by most cellular handsets sold in the United States today," said Andrew Parolin, VP Business Development. "What is particularly exciting is that we believe GSM/Edge cell phones, which is a format used by most GSM phones sold in the U.S. today, will require a license."

The portfolio purchase was brokered through the law firm of Goldstein, Faucett & Prebeg, LLP for a purchase price of U.S. $7,000,000 with the potential of additional consideration of up to U.S. $4,000,000 based on meeting certain licensing milestones. The patents expire August 10, 2019. The portfolio is not heavily licensed. Current licensees include Nokia and Siemens.

"This acquisition is an important milestone for Wi-LAN and a great success for our patent acquisition team," said Jim Skippen, President and CEO. Our strategy is to continually acquire valuable patents to increase the value proposition for licensees and to ensure that our licensing program can continue indefinitely. We believe this essential wireless portfolio greatly increases the strength of our existing WiFi, CDMA and WiMAX portfolios, and will also permit licensing in larger new markets such as GSM handsets."

With the addition of these latest patents, Wi-LAN's current portfolio totals 237 patents.

more...

Press Release

Wi-LAN Reports Third Quarter 2007 Results

Company delivers revenues of $4.8 million, GAAP net earnings of $91 thousand and adjusted earnings [1] of $2.3 million

OTTAWA, Canada – September 5, 2007 – Wi-LAN Inc. (TSX: WIN) ("Wi-LAN" or the "Company"), a leading technology licensing company, today announced financial results for the third quarter of fiscal 2007 ended July 31, 2007. *All financial amounts are expressed in Canadian dollars.*

Highlights

- $4.8 million in licensing revenues, GAAP earnings of $91 thousand and adjusted earnings[1] of $2.3 million for the third quarter.
- $54.1 million in licensing revenues, GAAP earnings of $26.4 million and adjusted earnings[1] of $46.3 million year-to-date.
- Completed acquisition of Tri-Vision International Ltd. ("Tri-Vision") on June 29, 2007, following the approval by Tri-Vision's shareholders. Wi-LAN and Tri-Vision are integrating their licensing teams and activities.

Operating & Financial Review

(in thousands except per share amounts)

	Three months ended		Nine months ended	
	July 31/07	July 31/06	July 31/07	July 31/06
Revenues	$ 4,761	$ 2,096	$ 54,101	$ 2,096
Earnings/(loss)				
From continuing operations	91	432	26,386	10,720
From discontinued operations	-	(832)	-	(12,906)
Net earnings/(loss)	$ 91	$ (400)	$ 26,386	$ (2,186)
Adjusted earnings (1)	$ 2,261	$ 901	$ 46,291	$ 11,637
Earnings/(loss) per share - basic and diluted				
Continuing operations				
Basic	$ -	$ 0.01	$ 0.36	$ 0.24
Diluted	$ -	$ 0.01	$ 0.35	$ 0.24
Discontinued operations				
Basic	$ -	$ (0.02)	$ -	$ (0.29)
Diluted	$ -	$ (0.02)	$ -	$ (0.29)
Net earnings				
Basic	$ -	$ (0.01)	$ 0.36	$ (0.05)
Diluted	$ -	$ (0.01)	$ 0.35	$ (0.05)
Weighted average number of shares				
Basic	81,421	48,976	72,546	44,670
Diluted	83,665	48,976	75,172	44,670

Third quarter revenues were $4.8 million. As partial payment, the Company received patents valued at $3.5 million. Management's value of the patents was substantiated by a valuation obtained from a major independent accounting firm. The remaining revenues were primarily generated by Wi-LAN's V-chip IP, acquired with Tri-Vision on June 29, 2007. Operating expenses and depreciation & amortization ("D&A") amounted to $5.7 million, reflecting growth in the Company's workforce and significant additions to Wi-LAN's patent portfolio and other intangible items. Third quarter expenses included $1.1 million of stock-based compensation expense, a non-cash charge. Interest income amounted to $999 thousand during the quarter. Net earnings amounted to $91 thousand and EPS rounded to nil for the quarter. Adjusted earnings(1) amounted to $2.3 million.

In the first nine months of fiscal 2007, Wi-LAN generated $54.1 million of revenues. $37.5 million was received in the form of patents that were substantiated by independent valuations. Operating expenses and D&A amounted to $13.0 million during the period, including $1.4 million of stock-based compensation. Net of an income tax provision of $16.7 million, net earnings amounted to $26.4 million, or $0.35 per common share on a diluted basis. Adjusted earnings(1) amounted to $46.3 million in the period.

Results for the third quarter and year-to-date periods of fiscal 2006 are generally not comparable to those of fiscal 2007, as Wi-LAN was in the process of transforming itself into a "pure play" licensing business, and discontinuing its products manufacturing and engineering services businesses in the 2006 periods.

Financial Position

(in thousands of Canadian dollars except per share amounts)

Fiscal quarter As at	Q3/07 July 31/07	Q2/07 Apr 30/07	Q1/07 Jan 31/07	Q4/06 Oct 31/06
Cash and cash equivalents	$ 100,515	$ 94,967	$ 57,756	$ 16,680
Future tax asset	-	-	-	16,726
Patents and other intangibles, net	138,684	42,295	43,047	9,787
Goodwill	17,683	-	-	-
Total assets	263,574	140,087	103,396	44,775
Future income taxes	25,721	-	-	-
Total liabilities	33,384	2,587	1,790	1,501
Shareholders' equity	$ 230,190	$ 137,500	$ 101,606	$ 43,274
Shares outstanding (end of period)	93,255	75,167	69,038	61,099

In the third quarter of fiscal 2007, cash and short-term investments increased by $5.5 million to $100.5 million at July 31, 2007, due mainly to $5.8 million of cash and equivalents acquired in the purchase of Tri-Vision. Wi-LAN issued common shares and assumed Tri-Vision's warrants in completing the acquisition.

For the nine months ending July 31, 2007, Wi-LAN's cash position increased by a total of $83.8 million, including net cash of $65.9 million from the sale of shares in December 2006 and March 2007, $13.6 million of cash generated from continuing operations, and $5.8 million of Tri-Vision cash. The Company's cash equivalents include treasury bills, term deposits, GICs, and bank-sponsored short term paper.

The Company's patents and other IP portfolio has grown significantly to a net of $138.9 million at July 31, 2007, including the V-chip patents and license agreements acquired in the purchase of Tri-Vision, $34.0 million of patents received from Nokia, and other acquisitions of IP in Wi-LAN's markets of communications and consumer electronics.

Management Comments

"The third quarter was a solid period for Wi-LAN, during which we achieved significant operating and financial accomplishments," said Jim Skippen, President & CEO. "In the space of three months, we generated $2.5 million in positive cash flow from operations, acquired Tri-Vision International, signed additional licensing deals, completed several strategic patent acquisitions and added key hires to advance our licensing and patent acquisition programs."

"The acquisition of Tri-Vision brings many benefits and synergies to our Company. These include an immediate revenue stream, expanded licensing opportunities to the growing V-chip market and further momentum to our ongoing licensing efforts. As a result of our licensing activities during the quarter, many companies have come forward to discuss taking a license to our portfolio. These early discussions are continuing in the current quarter."

Operating Expense "Guidance"

It has been Wi-LAN's practice not to provide guidance on the range of expected future revenues and earnings, given the relatively early stage of its development in licensing as well as the difficulty in predicting the timing and value of patent acquisition opportunities and possible future litigation, both of which could require significant investment. In order to assist investors and other interested parties in their understanding of Wi-LAN's performance, management believes that operating expenses for the fiscal year 2007 will likely be in the range of $13.0-14.0 million, based on current plans and expectations, including the impact of the acquisition of Tri-Vision and growth in other staff-related and legal expenses. The increase from previous guidance is due mainly to the additional compensation and expenses of the V-chip licensing team and higher stock-based compensation expenses.

Conference Call Information – September 5, 2007 – 10AM EDT
Wi-LAN will conduct a conference call to discuss its financial results today at 10:00 AM Eastern Daylight Time. Wi-LAN CEO, Jim Skippen and CFO, Steve Bower, will be on the call.

- Callers from Canada or the United States: 1.866.585.6398 (Toll Free)
- Callers from other locations: 1.416.849.9626 (International)
- To join by webcast: www.wi-lan.com

About Wi-LAN
Wi-LAN, founded in 1992, licenses intellectual property applicable to a full range of products in the communications and consumer electronics markets. The fundamental technologies covered by Wi-LAN's patents include: CDMA, DOCSIS, DSL, V-chip, Wi-Fi and WiMAX. Wi-LAN has already licensed its intellectual property to a number of the world's largest companies. For more information: www.wi-lan.com.

Note
(1) Wi-LAN follows Canadian generally accepted accounting principles ("GAAP") in preparing its interim and annual financial statements. To assist readers in further understanding its operating performance, it is reporting adjusted earnings, which it has calculated as: net earnings, less interest income and expense, income tax expense, depreciation & amortization and stock-based compensation. Adjusted earnings is a non-GAAP financial term. Wi-LAN's definition of adjusted earnings will be applied consistently in its reporting, but other companies may define adjusted earnings differently than Wi-LAN.

Forward-looking Information
Certain statements in this release, other than statements of historical fact, may include forward-looking information that involves various risks and uncertainties. These may include, without limitation, statements based on current assumptions and expectations involving a number of risks and uncertainties related to all aspects of the wireless and wireline communications industry and the global economy. These risks and uncertainties include, but are not restricted to: the almost exclusive reliance of the Company on licensing its patent portfolio to generate revenues and cash flows; that the Company may be required to establish the enforceability of its patents in court to obtain material licensing revenues; that the Company will need to acquire or develop new patents to continue to grow its business; that the Company requires investment to translate its intellectual property position into sustainable profit in the market; that the Company is dependent on the performance of its key officers and employees; that changes in patent legislation or in the interpretation or application of patent litigation could materially adversely affect the Company; and that the Company has and may make acquisitions of products, technologies or businesses which could materially adversely affect the Company. These risks and uncertainties may cause actual results to differ from information contained herein, when estimates and assumptions have been used to measure and report results. There can be no assurance that such forward-looking statements will prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements. These and all subsequent written and oral forward-looking statements are based on the estimates and opinions of management on the dates they are made and expressly qualified in their entirety by this notice. The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.

For more information, please contact:

Steve Bower, CFO
C: 1.613.697.7159
O: 1.613.688.4898
Email: **sbower@wi-lan.com**

David Ward, Director, IR & Communications
O: 1.613.688.4330
C: 1.613.697.0367
Email: **dward@wi-lan.com**

Wi-LAN Inc.
Consolidated Statements of Operations and Deficit
(Unaudited)
(in thousands of Canadian dollars, except per share amounts)

	Three Months Ended July 31, 2007	Three Months Ended July 31, 2006	Nine Months Ended July 31, 2007	Nine Months Ended July 31, 2006
Revenues	$ 4,761	$ 2,096	$ 54,101	$ 2,096
Income/(expenses) from the following				
Operating expenses				
Stock-based compensation	(1,141)	(288)	(1,418)	(416)
Other operating expenses	(2,500)	(1,195)	(7,811)	(4,188)
Total operating expenses	(3,641)	(1,483)	(9,229)	(4,604)
Depreciation & amortization	(2,028)	(187)	(3,830)	(460)
Settlement	-	-	-	9,635
Gain on sale of property	-	-	-	1,145
Gain on debt settlement	-	-	-	2,919
Other income	-	-	-	30
Interest	-		-	
Interest income	999	6	2,070	56
Interest expense on long-term debt	-	-	-	(97)
Earnings from continuing operations before income taxes	91	432	43,112	10,720
Provision for income taxes	-	-	(16,726)	-
Earnings from continuing operations	91	432	26,386	10,720
Loss from discontinued operations	-	(832)	-	(12,906)
Net and comprehensive earnings/(loss)	91	(400)	26,386	(2,186)
Deficit, beginning of period	(139,297)	(181,487)	(165,592)	(179,701)
Deficit, end of period	$ (139,206)	$ (181,887)	$ (139,206)	$ (181,887)
Earnings/(loss) per share - basic and diluted				
Continuing operations				
Basic	$ -	$ 0.01	$ 0.36	$ 0.24
Diluted	$ -	$ 0.01	$ 0.35	$ 0.24
Discontinued operations				
Basic	$ -	$ (0.02)	$ -	$ (0.29)
Diluted	$ -	$ (0.02)	$ -	$ (0.29)
Net earnings				
Basic	$ -	$ (0.01)	$ 0.36	$ (0.05)
Diluted	$ -	$ (0.01)	$ 0.35	$ (0.05)
Weighted average number of shares				
Basic	81,420,904	48,975,539	72,546,484	44,670,333
Diluted	83,665,228	48,975,539	75,171,518	44,670,333

Wi-LAN Inc.
Consolidated Balance Sheets
(Unaudited)
(in thousands of Canadian dollars)

	July 31, 2007	October 31, 2006
Assets		
Current assets		
Cash and cash equivalents	$ 100,515	$ 16,680
Accounts receivable	1,980	400
Future tax asset	-	16,726
Prepaid expenses and deposits	622	387
Assets held for sale	3,796	-
Assets of discontinued businesses	-	621
Current assets	106,913	34,814
Furniture and equipment, net	294	174
Patents and other intangibles, net	138,684	9,787
Goodwill	17,683	-
Assets	$ 263,574	$ 44,775
Liabilities and Shareholders' Equity		
Current liabilities		
Accounts payable and accrued liabilities	$ 6,935	$ 814
Government grants payable	173	-
Mortgage payable related to assets held for sale	555	-
Liabilities of discontinued businesses	-	687
Current liabilities	7,663	1,501
Future income taxes	25,721	-
Liabilities	33,384	1,501
Shareholders' equity		
Common shares	361,698	202,396
Contributed surplus	7,698	6,470
Deficit	(139,206)	(165,592)
Shareholders' equity	230,190	43,274
Liabilities and Shareholders' Equity	$ 263,574	$ 44,775

Wi-LAN Inc.
Consolidated Statements of Cash Flows
(Unaudited)
(in thousands of Canadian dollars)

	Three Months Ended July 31, 2007	Three Months Ended July 31, 2006	Nine Months Ended July 31, 2007	Nine Months Ended July 31, 2006
Cash provided by/(used in)				
Operations				
Earnings from continuing operations	$ 91	$ 432	$ 26,386	$ 10,720
Non-cash items				
License revenue settled by receipt of patents	(3,515)	-	(37,515)	-
Stock-based compensation	1,141	288	1,418	416
Depreciation & amortization	2,028	187	3,830	460
Non-cash settlement	-	-	-	(9,635)
Gain on sale of property	-	-	-	(1,145)
Gain on sale of patents	-	-	-	(429)
Future income tax	-	-	16,726	-
Other non-cash items	-	105	-	(4,403)
	(255)	1,012	10,845	(4,016)
Change in non-cash working capital balances				
Accounts receivable	1,628	-	(83)	-
Prepaid expenses and deposits	320	(55)	231	67
Accounts payable and accrued liabilities	815	(1,250)	2,589	(1,333)
Cash generated from/(used in) continuing operations	2,508	(293)	13,582	(5,282)
Cash used in discontinued operations	-	(1,117)	(66)	(8,206)
Cash generated from/(used in) operations	2,508	(1,410)	13,516	(13,488)
Financing				
Proceeds on sale of common shares	-	7,395	65,914	7,395
Share capital issued for cash on the exercise of options	397	353	1,511	353
Share capital issued for cash on the exercise of warrants	8	-	633	-
Cash received from loan payable	-	-	-	2,000
Repayment of loan payable	-	-	-	(2,000)
Cash generated from continuing operations	405	7,748	68,058	7,748
Cash used in discontinued operations	-	(7)	-	(40)
Cash generated from financing	405	7,741	68,058	7,708
Investing				
Purchase of net assets including transaction costs	(1,460)	-	(1,460)	-
Cash received on acquisitions	5,782	-	5,782	-
Purchase of furniture and equipment	(114)	(14)	(190)	(16)
Purchase of patents for cash	(1,573)	-	(1,871)	(6)
Proceeds from settlement, net	-	-	-	9,635
Proceeds from sale of patents	-	-	-	1,510
Cash generated from/(used in) continuing operations	2,635	(14)	2,261	11,123
Cash generated from discontinued operations	-	-	-	523
Cash generated from/(used in) investing	2,635	(14)	2,261	11,646
Net cash and cash equivalents generated in the period	5,548	6,317	83,835	5,866
Cash and cash equivalents, beginning of period	94,967	3,239	16,680	3,690
Cash and cash equivalents, end of period	$ 100,515	$ 9,556	$ 100,515	$ 9,556

WiLAN

Press Release

Wi-LAN To Announce 2007 Third Quarter Financial Results

OTTAWA, Canada – August 29, 2007 – Wi-LAN Inc. (TSX:WIN) will release its 2007 Third Quarter Financial Results for the period ending July 31, 2007 on **Wednesday, September 5, 2007** before financial markets open. Following the release, Wi-LAN will host a conference call and webcast with Jim Skippen, CEO, and Steve Bower, CFO, at **10:00 AM ET** the same day.

Calling Information

- A live audio webcast will be available at www.wi-lan.com
- To access the call from Canada, dial: 1.866.585.6398 (Toll Free)
- International callers: 1.416.849.9626 (International)

Replay Information

The call will be available on our website at www.wi-lan.com and accessible by telephone until 11:59 PM on September 12, 2007:

- Replay Number (Toll Free) 1.866.245.6755
- Replay Number (International) 1.416.915.1035
- Passcode: **780505**

About Wi-LAN
Wi-LAN, founded in 1992, licenses intellectual property applicable to a full range of products providing access in the communications and consumer electronics markets. Some of the fundamental technologies covered by Wi-LAN's patents include: CDMA, DOCSIS, DSL, V-chip, Wi-Fi and WiMAX. Wi-LAN has already licensed its intellectual property to a number of the world's largest companies.

- ## -

For more information please contact Wi-LAN:
Lynne Bermel
Director, IR and Communications
613.688.4897 (O)
lbermel@wi-lan.com
www.wi-lan.com

Press Release

Wi-LAN Signs another U.S. V-chip License

OTTAWA, Canada – August 3, 2007 – Wi-LAN Inc. ("Wi-LAN", or the "Company") (TSX: WIN) announced today that its wholly-owned subsidiary, Wi-LAN V-chip Corp., has concluded a running royalty licensing agreement for Wi-LAN's United States V-chip Patent No. 5,828,402 to Good Mind Innovation Co., Ltd. of Taiwan. The license is valid for the life of the patent through 2016.

Good Mind is a consumer electronic products manufacturer specializing in the manufacture of cable industry products including set-top boxes. The Company has plans to produce products that complement the transition to digital broadcasting in the United States and Canada.

"This is the second V-chip licensing agreement we've signed since Wi-LAN merged with Tri-Vision less than five weeks ago," said Jim Skippen, Wi-LAN President & CEO. "We are pleased that the V-chip team we acquired continues to show steady progress in finalizing long-term license agreements. The licensing teams from the combined companies continue to be very busy working on the many exciting licensing opportunities available to us. We have a clear and focused licensing plan in place and remain confident that it will yield positive results and growth for Wi-LAN."

Some of the many companies that have been licensed to one or both of Wi-LAN's Canadian and/or U.S. V-chip patents include: Falcon Digital, Funai, Hitachi, Humax, Jabil Circuit, JVC, LG Electronics, Nakamichi, NEC, Panasonic, Philips, Pioneer, Syntax-Brillian, Toshiba and ViewSonic.

About Wi-LAN

Wi-LAN, founded in 1992, licenses intellectual property applicable to a full range of products providing access in the communications and consumer electronics markets. Some of the fundamental technologies covered by Wi-LAN's patents include: CDMA, DOCSIS, DSL, V-chip, Wi-Fi and WiMAX. Wi-LAN has already licensed its intellectual property - which includes 227 issued or pending patents, excluding patents to be transferred from Fujitsu - to a number of the world's largest companies. For more information: www.wi-lan.com.

Forward-looking Information

Certain statements in this release, other than statements of historical fact, may include forward-looking information that involves various risks and uncertainties. These may include, without limitation, statements based on current assumptions and expectations involving a number of risks and uncertainties related to all aspects of the wireless and wireline communications industry and the global economy. These risks and uncertainties include, but are not restricted to: the almost exclusive reliance of the Company on licensing its patent portfolio to generate revenues and cash flows; that the Company may be required to establish the enforceability of its patents in court to obtain material licensing revenues; that the Company will need to acquire or develop new patents to continue to grow its business;

that the Company requires investment to translate its intellectual property position into sustainable profit in the market; that the Company is dependent on the performance of its key officers and employees; that changes in patent legislation or in the interpretation or application of patent litigation could materially adversely affect the Company; and that the Company has and may make acquisitions of products, technologies or businesses which could materially adversely affect the Company. These risks and uncertainties may cause actual results to differ from information contained herein, when estimates and assumptions have been used to measure and report results. There can be no assurance that such forward-looking statements will prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements. These and all subsequent written and oral forward-looking statements are based on the estimates and opinions of management on the dates they are made and expressly qualified in their entirety by this notice. The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.

- ## -

For more information please contact Wi-LAN at:
Lynne Bermel, Director IR and Communications
O: 613-688-4897
E: lbermel@wi-lan.com

Press Release

Mail Processing
Section

JAN 29 2008

Washington, DC
104

Wi-LAN Signs License with Powerstar International

OTTAWA, Canada – August 1, 2007 – Wi-LAN Inc. (TSX: WIN) ("Wi-LAN"), a leading technology licensing company, today announced that it has signed a license agreement with wireless and digital solutions provider Powerstar International Inc. (TSX: PWS) ("Powerstar"). This is the fifth license signed under Wi-LAN's Early License Program.

Under the terms of the 5-year royalty-based agreement, Powerstar will make quarterly cash payments to Wi-LAN on revenues generated from its Wi-Fi/WiMAX hot spots, based on a 0.5% running royalty.

About Wi-LAN
Wi-LAN, founded in 1992, licenses intellectual property applicable to a full range of products providing access in the communications and consumer electronics markets. Some of the fundamental technologies covered by Wi-LAN's patents include: CDMA, DOCSIS, DSL, V-chip, Wi-Fi and WiMAX. Wi-LAN has already licensed its intellectual property, which includes 227 issued or pending patents, to a number of the world's largest companies. For more information: www.wi-lan.com.

Forward-looking Information
Certain statements in this release, other than statements of historical fact, may include forward-looking information that involves various risks and uncertainties. These may include, without limitation, statements based on current expectations involving a number of risks and uncertainties related to all aspects of the wireless and wireline communications industry and the global economy. These risks and uncertainties include, but are not restricted to: the almost exclusive reliance of the Company on licensing its patent portfolio to generate revenues and cash flows; that the Company may be required to establish the enforceability of its patents in court to obtain material licensing revenues; that the Company will need to acquire or develop new patents to continue to grow its business; that the Company requires investment to translate its intellectual property position into sustainable profit in the market; that the Company is dependent on the performance of its key officers and employees; that changes in patent legislation or in the interpretation or application of patent litigation could materially adversely affect the Company; and that the Company has and may make acquisitions of products, technologies or businesses which could materially adversely affect the Company. These risks and uncertainties may cause actual results to differ from information contained herein, when estimates and assumptions have been used to measure and report results. There can be no assurance that such forward-looking statements will prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements. These and all subsequent written and oral forward-looking statements are based on the estimates and opinions of management on the dates they are made and expressly qualified in their entirety by this notice. The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.

\- ## -

For more information, please contact:

Lynne Bermel
Director Investor Relations and Communications
O: 613.688.4897
C: 613.864.4058
E: lbermel@wi-lan.com

Press Release

Wi-LAN Announces Completion of Early License Program

OTTAWA, Canada – August 1, 2007 – Wi-LAN today announced the completion of its Early License Program, announced in October 2006. Under the Program, Wi-LAN offered favourable rates and terms to companies that took a license before the July 31, 2007 deadline.

Wi-LAN estimates that revenues of approximately $75 million will be generated from licenses signed during the Early License Program, excluding revenues generated from V-chip license deals signed during the period. During the Program, several companies that took licenses also transferred valuable patents to Wi-LAN. The Company believes that the patents transferred to Wi-LAN have the potential to generate up to $140 million in future revenues.

"Overall, we believe the Early License Program was very successful," said Jim Skippen, President & CEO. "When we started our licensing program in earnest last July, we were looking for ways to accelerate the licensing process, since it generally takes 2-3 years, if not longer, from the start of any licensing program to sign the first license. One strategy that we adopted was the Early License Program which we hoped would encourage some companies to enter into licensing discussions more quickly. As a result of the program, we were able to announce five license deals in a span of less than nine months. Equally important, it has brought many more companies to the table to discuss our intellectual property and these discussions continue."

"Patent licensing takes patience and perseverance but the rewards can be worth the wait," he added. "As we move forward, we are in an enviable position. We have a strong licensing team, a large, diversified portfolio of patents we believe are essential, and the financial resources, including over $100 million in cash, to sustain our operations and any litigation that may become necessary to enforce our intellectual property rights. We will continue to execute on our strategy of asserting our IP rights and strengthening our portfolio through selective acquisitions."

About Wi-LAN

Wi-LAN, founded in 1992, licenses intellectual property applicable to a full range of products providing access in the communications and consumer electronics markets. Some of the fundamental technologies covered by Wi-LAN's patents include: CDMA, DOCSIS, DSL, V-chip, Wi-Fi and WiMAX. Wi-LAN has already licensed its intellectual property, which includes 227 issued or pending patents, to a number of the world's largest companies. For more information: www.wi-lan.com.

Forward-looking Information

Certain statements in this release, other than statements of historical fact, may include forward-looking information that involves various risks and uncertainties. These may include, without limitation, statements based on current expectations involving a number of risks and uncertainties related to all aspects of the wireless and wireline communications industry and the global economy. These risks and uncertainties include, but are not restricted to: the almost exclusive reliance of the Company on licensing its patent portfolio to generate revenues and cash flows; that the Company may be required to establish the enforceability of its patents in court to obtain material licensing revenues; that the Company will need to acquire or develop new patents to continue to grow its business; that the

Company requires investment to translate its intellectual property position into sustainable profit in the market; that the Company is dependent on the performance of its key officers and employees; that changes in patent legislation or in the interpretation or application of patent litigation could materially adversely affect the Company; and that the Company has and may make acquisitions of products, technologies or businesses which could materially adversely affect the Company. These risks and uncertainties may cause actual results to differ from information contained herein, when estimates and assumptions have been used to measure and report results. There can be no assurance that such forward-looking statements will prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements. These and all subsequent written and oral forward-looking statements are based on the estimates and opinions of management on the dates they are made and expressly qualified in their entirety by this notice. The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.

All trademarks and brands mentioned in this release are the property of their respective owners.

- ## -

For more information, please contact Wi-LAN:

Steve Bower, CFO
C: 1.613.697-7159
O: 1-613-688-4898
E: sbower@wi-lan.com

Lynne Bermel, Director Corporate Communications
C 1.613.864.4058
O: 1.613.688.4897
E: lbermel@wi-lan.com

Wi-LAN Inc.
Suite 608
11 Holland Avenue
Ottawa, Ontario
K1Y 4S1 www.wi-lan.com

Press Release

Wi-LAN Concludes First V-chip Licensing Agreement since Tri-Vision Merger

OTTAWA, Canada – July 31, 2007 – Wi-LAN Inc. ("Wi-LAN", or the "Company") (TSX: WIN) announced today that its wholly owned subsidiary, Wi-LAN V-chip Corp. has concluded running royalty licensing agreements for Wi-LAN's United States Patent No. 5,828,402 and Canadian Patent No. 2,179,474 with Shenzhen MTC Co., LTD. of Guangdong China. The licenses are valid through the expiration of the patents in 2016.

Shenzhen MTC is an OEM/ODM consumer electronic products manufacturer well known in the European market for specializing in the manufacture of DVD products and set-top-boxes. The Company also has plans to produce products that compliment the digital transition in the United States and Canada.

"These are the first licenses concluded by Wi-LAN V-chip Corp. since the transfer of the patents as part of the Tri-Vision merger less than a month ago," said Wi-LAN V-chip Corp. President Najmul Siddiqui. "We are delighted to welcome Shenzhen MTC to our growing V-chip family, which now includes 97 licenses for the Canadian and/or U.S. Patents."

Some of the many companies that have been licensed to one or both of Wi-LAN's V-chip patents include: Sony, Hitachi, Sanyo, Pioneer, Philips, JVC, Panasonic, LG Electronics, Samsung, Funai, Toshiba, ViewSonic, Syntax-Brillian, NEC, Humax, Jabil Circuit, Nakamichi and Falcon Digital. A number of other major industry players, including Dell Inc., have committed to selling televisions under the V-chip license.

About Wi-LAN Inc.
Wi-LAN, which was founded in 1992, licenses intellectual property that applies to a full range of products in the communications and consumer electronics markets. Some of the fundamental technologies covered by Wi-LAN's patents include: CDMA, DSL, DOCSIS, V-chip, Wi-Fi and WiMAX. Wi-LAN has already licensed its intellectual property to a number of companies around the world.

Forward-looking Information
Certain statements in this release, other than statements of historical fact, may include forward-looking information that involves various risks and uncertainties. These may include, without limitation, statements based on current assumptions and expectations involving a number of risks and uncertainties related to all aspects of the wireless and wireline communications industry and the global economy. These risks and uncertainties include, but are not restricted to: the almost exclusive reliance of the Company on licensing its patent portfolio to generate revenues and cash flows; that the Company may be required to establish the enforceability of its patents in court to obtain material licensing revenues; that the Company will need to acquire or develop new patents to continue to grow its business; that the Company requires investment to translate its intellectual property position into sustainable profit in the market; that the Company is dependent on the performance of its key officers and employees; that changes in patent legislation or in the interpretation or application of patent litigation could materially adversely affect the Company; and that the Company has and may make acquisitions of products, technologies or businesses which could materially

adversely affect the Company. These risks and uncertainties may cause actual results to differ from information contained herein, when estimates and assumptions have been used to measure and report results. There can be no assurance that such forward-looking statements will prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements. These and all subsequent written and oral forward-looking statements are based on the estimates and opinions of management on the dates they are made and expressly qualified in their entirety by this notice. The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.

All trademarks and brands mentioned in this release are the property of their respective owners.

- ## -

For more information please contact Wi-LAN at:
Lynne Bermel, Director IR and Communications
O: 613-688-4897
E: lbermel@wi-lan.com

WiLAN

Press Release

Wi-LAN to Grant A License of Wi-LAN Patent Portfolio to Fujitsu

OTTAWA, Canada – July 25, 2007 – Wi-LAN Inc. (TSX: WIN) ("Wi-LAN"), a leading technology licensing company, today announced that it has signed a term sheet ("Term Sheet") with Fujitsu Limited ("Fujitsu"). The Term Sheet contemplates Fujitsu taking a license to the entire Wi-LAN patent portfolio under Wi-LAN's Early License Program. The parties will work to sign a formal agreement at the earliest possible time containing the business points agreed upon in the Term Sheet.

When the formal agreement is executed, Fujitsu will receive a license to the entire Wi-LAN patent portfolio. This will extend Fujitsu's license from products compliant with the WiMAX 802.16d standard to all Fujitsu products. Under the Term Sheet, Fujitsu will make cash payments to Wi-LAN. In partial consideration for this license, Fujitsu will also transfer patents to Wi-LAN. Wi-LAN is in the process of obtaining an independent valuation for these patents. Additional details in the Term Sheet must be kept confidential.

"We are pleased that Fujitsu and Wi-LAN have reached an agreement for a license to our entire portfolio," said Jim Skippen, Wi-LAN President & CEO. "As the fourth company to sign under our Early License Program, Fujitsu will join a growing list of companies that are recognizing the significance of our intellectual property to both current and future products. We are also pleased that we have been able to secure valuable patents as part of the consideration for the license."

"The Early License Program, which ends on July 31st, 2007, was introduced last October in order to accelerate progress in our newly launched licensing program. Specifically, it was intended to give companies an opportunity to take a license on more favorable terms provided the company acted quickly in completing negotiations. Although our Early License Program is winding down, we continue to be in discussions and negotiations with many companies."

About Wi-LAN

Wi-LAN, founded in 1992, licenses intellectual property applicable to a full range of products providing access in the communications and consumer electronics markets. Some of the fundamental technologies covered by Wi-LAN's patents include: CDMA, DOCSIS, DSL, V-chip, Wi-Fi and WiMAX. Wi-LAN has already licensed its intellectual property to a number of companies around the world. For more information: www.wi-lan.com.

Forward-looking Information

Certain statements in this release, other than statements of historical fact, may include forward-looking information that involves various risks and uncertainties. These may include, without limitation, statements based on current expectations involving a number of risks and uncertainties related to all aspects of the wireless and wireline communications industry

and the global economy. These risks and uncertainties include, but are not restricted to: the almost exclusive reliance of the Company on licensing its patent portfolio to generate revenues and cash flows; that the Company may be required to establish the enforceability of its patents in court to obtain material licensing revenues; that the Company will need to acquire or develop new patents to continue to grow its business; that the Company requires investment to translate its intellectual property position into sustainable profit in the market; that the Company is dependent on the performance of its key officers and employees; that changes in patent legislation or in the interpretation or application of patent litigation could materially adversely affect the Company; and that the Company has and may make acquisitions of products, technologies or businesses which could materially adversely affect the Company. These risks and uncertainties may cause actual results to differ from information contained herein, when estimates and assumptions have been used to measure and report results. There can be no assurance that such forward-looking statements will prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements. These and all subsequent written and oral forward-looking statements are based on the estimates and opinions of management on the dates they are made and expressly qualified in their entirety by this notice. The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.

\- ## -

For more information, please contact Wi-LAN:

Jim Skippen, President & CEO
O: 1.613.688-3898

E: jskippen@wi-lan.com

Lynne Bermel, Director Corporate Communications
C 1.613.864.4058
O: 1.613.688.4897
E: lbermel@wi-lan.com

Press Release

Wi-LAN COMPLETES TRI-VISION ACQUISITION

OTTAWA, Canada – July 3, 2007 – Wi-LAN Inc. ("Wi-LAN", or the "Company") (TSX: WIN) announced today that it has completed the acquisition of Tri-Vision International ("Tri-Vision") (TSX: TVL). In the all-share purchase, Wi-LAN issued approximately 17.6 million Wi-LAN common shares and assumed Tri-Vision warrants exercisable for approximately 530 thousand Wi-LAN common shares.

Over 90% of Tri-Vision's shareholders voted in favour of the transaction at a special meeting of Tri-Vision shareholders held in Toronto on June 28. This follows definitive agreements for the business combination signed between the two companies on May 11, 2007.

With the acquisition, Wi-LAN now owns critical patents relating to the V-chip technology, the only solution to parental controls that the U.S. Federal Communications Commission has mandated be built into all digital TV receivers, set-top boxes, VCRs and digital video recorders sold or used in the United States effective March 2007. Wi-LAN's balance sheet will also be strengthened by the addition of approximately $6M of cash and short-term investments held by Tri-Vision.

"Closing this deal represents a very exciting development for Wi-LAN and our shareholders," said Jim Skippen, Wi-LAN President & CEO. "It cements our position as the leading Canadian technology licensing company. It gives us access to the high-growth V-chip market and offers significant licensing opportunities given the synergies between our licensees. It also expands Wi-LAN's war chest to over $100 million to pursue other acquisition opportunities and to handle multiple litigations."

"This merger was a key part of our "go big strategy" to maximize the value of our patents," added Tim Collings, Chairman of Tri-Vision International and inventor of the V-chip . "We are excited that former Tri-Vision shareholders will now benefit from Wi-LAN's extensive licensing expertise, broad and diversified portfolio and solid financial resources to assert our patents, especially against the major players supplying the U.S. market."

Wi-LAN intends to seek buyers for Tri-Vision's cable television products and distribution.

Press Release

About Wi-LAN Inc.

Wi-LAN, which was founded in 1992, licenses intellectual property that drives a full range of products providing access in the communications and consumer electronics markets. Some of the fundamental technologies covered by Wi-LAN's patents include: CDMA, DSL, DOCSIS, V-chip, Wi-Fi and WiMAX. Wi-LAN has already licensed its intellectual property to a number of companies, including Cisco, Fujitsu, March Networks and Nokia.

Forward-looking Information

Certain statements in this release, other than statements of historical fact, may include forward-looking information that involves various risks and uncertainties. These may include, without limitation, statements based on current assumptions and expectations involving a number of risks and uncertainties related to all aspects of the wireless and wireline communications industry and the global economy. These risks and uncertainties include, but are not restricted to: the almost exclusive reliance of the Company on licensing its patent portfolio to generate revenues and cash flows; that the Company may be required to establish the enforceability of its patents in court to obtain material licensing revenues; that the Company will need to acquire or develop new patents to continue to grow its business; that the Company requires investment to translate its intellectual property position into sustainable profit in the market; that the Company is dependent on the performance of its key officers and employees; that changes in patent legislation or in the interpretation or application of patent litigation could materially adversely affect the Company; and that the Company has and may make acquisitions of products, technologies or businesses which could materially adversely affect the Company. These risks and uncertainties may cause actual results to differ from information contained herein, when estimates and assumptions have been used to measure and report results. There can be no assurance that such forward-looking statements will prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements. These and all subsequent written and oral forward-looking statements are based on the estimates and opinions of management on the dates they are made and expressly qualified in their entirety by this notice. The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.

- ## -

For more information please contact Wi-LAN at:

Steve Bower, CFO
C: 613-697-7159
O: 613-688-4898
E: sbower@wi-lan.com

Lynne Bermel, Director IR and Communications
C: 613-864-4058
O: 613-688-4897
E: lbermel@wi-lan.com

Press Release

Wi-LAN Announces License Agreement

OTTAWA, Canada – June 28, 2007 – Wi-LAN Inc (WIN: TSX), a leader in technology licensing, today announced that it has signed another License Agreement under its Early License Program.

We are very pleased that another company has elected to take a license under Wi-LAN's Early License Program (ELP)," said Jim Skippen, President & CEO. "After successfully signing Nokia in December and March Networks in April, we believe that today's announcement demonstrates ongoing momentum in our patent licensing program. We continue to make progress in our licensing negotiations, and while there are no guarantees, we are hopeful that we will have more to announce before the expiry of the ELP on July 31st, 2007."

The parties have agreed that all terms, including the identity of the licensee, will be kept confidential despite Wi-LAN's general policy concerning disclosure of license terms.

About Wi-LAN Inc.
Wi-LAN, founded in 1992, licenses intellectual property that drives a full range of products providing access in communications and consumer electronics markets. Some of the fundamental technologies covered by Wi-LAN's patents include: CDMA, DSL, DOCSIS, Wi-Fi and WiMAX. Wi-LAN has already licensed its intellectual property to a number of companies, including Cisco, Fujitsu, March Networks and Nokia.

Forward-looking Information
Certain statements in this release, other than statements of historical fact, may include forward-looking information that involves various risks and uncertainties. These may include, without limitation, statements based on current expectations involving a number of risks and uncertainties related to all aspects of the wireless and wireline communications industry and the global economy. These risks and uncertainties include, but are not restricted to: the almost exclusive reliance of the Company on licensing its patent portfolio to generate revenues and cash flows; that the Company may be required to establish the enforceability of its patents in court to obtain material licensing revenues; that the Company will need to acquire or develop new patents to continue to grow its business; that the Company requires investment to translate its intellectual property position into sustainable profit in the market; that the Company is dependent on the performance of its key officers and employees; that changes in patent legislation or in the interpretation or application of patent litigation could materially adversely affect the Company; and that the Company has and may make acquisitions of products, technologies or businesses which could materially adversely affect the Company. These risks and uncertainties may cause actual results to differ from information contained herein, when estimates and assumptions have been used to measure and report results. There can be no assurance that such forward-looking statements will prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements. These and all subsequent written and oral forward-looking statements are based on the estimates and opinions of management on the dates they are made and expressly qualified in their entirety by this notice. The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.

- ## -

For more information, please contact:

Steve Bower, CFO, Wi-LAN
C: 613.697.7159
O: 613-688.4898
E: sbower@wi-lan.com

Lynne Bermel, Director Corporate Communications, Wi-LAN
C .613.864.4058
O: 613.688.4897
E: lbermel@wi-lan.com

Press Release

Wi-LAN and Tri-Vision Merger Recommended by ISS Canada

Leading independent firm recommends shareholders approve merger in June 28 vote

OTTAWA, Canada – June 19, 2007 - Institutional Shareholder Services Canada Corporation ("ISS Canada"), the leading provider of proxy advisory services and corporate governance, has announced its recommendation for Tri-Vision shareholders to approve the amalgamation of Tri-Vision International Ltd. ("Tri-Vision") (TSX: TVL) and Wi-LAN Inc. ("Wi-LAN") (TSX: WIN) . This recommendation follows ISS Canada's analysis of the TVL Management Information Circular, dated May 29, 2007.

ISS Canada is an independent firm which provides advice to institutional investors on how to vote their proxies, among other governance solutions.

The merger is subject to regulatory approvals and the approval by at least two-thirds of the votes cast at a June 28 meeting of Tri-Vision shareholders, as a well as a majority of the votes cast at the meeting by minority shareholders.

Tri-Vision and Wi-LAN announced the signing of definitive agreements to combine the companies on May 11, 2007. The boards of directors of both companies have unanimously approved the transaction. The board of directors of Tri-Vision, having received the recommendation of a special committee of independent directors formed to consider the transaction, recommends that Tri-Vision shareholders vote in favour of the transaction. Acumen Capital Finance Partners Limited has provided the Tri-Vision board of directors with a formal written opinion stating that the transaction is fair, from a financial point of view, to the holders of Tri-Vision common shares. Senior officers and directors of Tri-Vision holding over 24% of Tri-Vision's outstanding common shares have agreed to vote in favour of the transaction and have signed a lock-up agreement.

"The ISS report provides strong independent validation of our view that this transaction is in the interest of our shareholders," said Tim Collings, Chairman of Tri-Vision and inventor of the V-chip. "By amalgamating with a well-capitalized, larger and more diversified company, our IP rights will be further advanced and exploited. We'll also be able to realize greater value from royalty and license payments for our technologies, all of which translates into greater shareholder value."

"This is a definite win-win for both companies," added Jim Skippen, Wi-LAN President & CEO. "With our combined resources, we are in a much stronger position to assert Tri-Vision's patents, particularly against the major players in the U.S. market. I believe Wi-LAN's solid financial position, our licensing experience and our broad and diversified patent portfolio will make it considerably more compelling for companies to take a license. It will also accelerate the process since companies will realize they can face litigation on many fronts with multiple infringing products."

Once completed, the merger will create a Canadian intellectual property giant. In addition to Wi-LAN's already strong intellectual property portfolio in the communications and consumer electronics markets, the combined company will have access to the high-growth V-chip market, the only solution to parental controls mandated by the U.S. Federal Communications Commission.

Press Release

About Wi-LAN Inc.
Wi-LAN, founded in 1992, licenses intellectual property that drives a full range of products providing access in communications and consumer electronics markets. Some of the fundamental technologies covered by Wi-LAN's patents include: CDMA, DSL, DOCSIS, Wi-Fi and WiMAX. Wi-LAN has already licensed its intellectual property to a number of companies, including Cisco, Fujitsu, March Networks and Nokia.

About Tri-Vision International Ltd.
Tri-Vision International Ltd. was established 1986. The company is committed to becoming a leading international supplier of V-chip technology, multi-media and cable television technologies. Tri-Vision has been publicly listed since 1993, first on the Alberta Stock Exchange and currently on the Toronto Stock Exchange (TSX) trading under the symbol TVL.

Forward-looking Information
Certain statements in this release, other than statements of historical fact, may include forward-looking information that involves various risks and uncertainties. These may include, without limitation, statements based on current expectations involving a number of risks and uncertainties related to all aspects of the wireless and wireline communications industry and the global economy. These risks and uncertainties include, but are not restricted to: the almost exclusive reliance of the Company on licensing its patent portfolio to generate revenues and cash flows; that the Company may be required to establish the enforceability of its patents in court to obtain material licensing revenues; that the Company will need to acquire or develop new patents to continue to grow its business; that the Company requires investment to translate its intellectual property position into sustainable profit in the market; that the Company is dependent on the performance of its key officers and employees; that changes in patent legislation or in the interpretation or application of patent litigation could materially adversely affect the Company; and that the Company has and may make acquisitions of products, technologies or businesses which could materially adversely affect the Company. These risks and uncertainties may cause actual results to differ from information contained herein, when estimates and assumptions have been used to measure and report results. There can be no assurance that such forward-looking statements will prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements. These and all subsequent written and oral forward-looking statements are based on the estimates and opinions of management on the dates they are made and expressly qualified in their entirety by this notice. The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.

- ## -

For more information, please contact:

Steve Bower, CFO, Wi-LAN
C: 613.697.7159
O: 613-688.4898
E: sbower@wi-lan.com

Lynne Bermel, Director Corporate Communications, Wi-LAN
C .613.864.4058
O: 613.688.4897
E: lbermel@wi-lan.com

David Garland, CFO, Tri-Vision
O: 416.298.8551
E: david.garland@tri-vision.ca

Tim Collings, Chairman of Tri-Vision Board of Directors
C: 778.241.2047
E: collings@telus.net

Wi LAN

Press Release

Wi-LAN Announces 2007 Second Quarter Financial Results

OTTAWA, Canada – June 8, 2007 – Wi-LAN Inc. (TSX: WIN) ("Wi-LAN" or the "Company") announced today its financial results for the 2007 Fiscal Second Quarter, the period that ends April 30, 2007. *All financial amounts are expressed in thousands of Canadian dollars, except per share amounts or unless otherwise noted.*

Highlights

Following Wi-LAN's exceptional first quarter, that included a $49.2 million licensing agreement with Nokia, the Company's second quarter was in line with its expectations.

Revenues were $75 thousand, based on a small paid-up royalty agreement. Operating expenses amounted to $2.2 million. Net of $1.1 million of depreciation & amortization expense, the net loss was $2.3 million, or 3 cents per share.

During the fiscal second quarter of 2007, Wi-LAN announced two significant transactions:

- A bought deal financing for net cash proceeds of $37,622 (gross proceeds of approximately $40,000) on March 29, 2007; and
- An intellectual property ("IP") partnership with March Networks Corporation, including Wi-LAN becoming the exclusive licensing agent for March Networks' patents and March Networks licensing Wi-LAN's wireless patents on April 3, 2007. March Networks should begin reporting royalties in Wi-LAN's fiscal third quarter.

Subsequent to the second quarter, Wi-LAN signed a definitive agreement with Tri-Vision International Ltd. (TSX: TVL), whereby Wi-LAN plans to acquire Tri-Vision by way of amalgamation. Tri-Vision's shareholders will vote on the acquisition at a meeting scheduled for June 28, 2007.

In addition to Wi-LAN's already strong patent portfolio in the communications and consumer electronics markets, the combined company will have access to the high-growth V-chip market, the only solution to parental controls mandated by the U.S. Federal Communications Commission for digital receiver products such as TVs and set-top boxes used in the United States.

Also subsequent to the quarter, Wi-LAN announced the acquisition of a key communications patent that it believes would be infringed by any cable modem or cable set-top box used, sold or manufactured in the United States, as well as OFDM patents related to Wi-Fi and WiMAX.

Operations

		Three months ended				Six months ended		
		Apr 30/07		Apr 30/06		Apr 30/07		Apr 30/06
Revenues	$	75	$	-	$	49,340	$	-
Earnings/(loss)								
From continuing operations		(2,275)		1,236		26,295		10,288
From discontinued operations		-		(6,412)		-		(12,074)
Net earnings	$	(2,275)	$	(5,176)	$	26,295	$	(1,786)
Earnings/(loss) per share - basic and diluted								
Continuing operations								
Basic	$	(0.03)	$	0.03	$	0.39	$	0.24
Diluted	$	(0.03)	$	0.03	$	0.37	$	0.24
Discontinued operations								
Basic	$	-	$	(0.15)	$	-	$	(0.28)
Diluted	$	-	$	(0.15)	$	-	$	(0.28)
Net earnings								
Basic	$	(0.03)	$	(0.12)	$	0.39	$	(0.04)
Diluted	$	(0.03)	$	(0.12)	$	0.37	$	(0.04)
Weighted average number of shares								
Basic		72,346		42,927		68,039		42,578
Diluted		72,346		42,927		70,854		42,578

Q2/07 revenues were $75 (Q2/06 - nil) from paid-up licensing fees. Operating and depreciation & amortization expenses amounted to $3,254 in Q2/07 and $1,705 in Q2/06, with the increase due to growth in the staff hired for licensing and Wi-LAN's growing IP, and the additions to the Company's patent portfolio. Interest income amounted to $904 in Q2/07, up from $34 in Q2/06 due to growth in the Company's cash and short-term investments following equity financing. In Q2/06, there was a one-time $2,919 gain on debt settlement. In Q2/06, the Company discontinued its products and engineering services businesses, resulting in the $6,412 loss for the quarter.

First half 2007 (H1/07) revenues totalled $49,340 (H1/06 – nil) due mostly to a paid-up license with Nokia Corporation. H1/07 operating and depreciation & amortization expenses increased to $7,390 from $3,394 for H1/06, also due to staffing increases and higher amortization expense. In H1/06, there was a total of $13,699 of non-recurring gains, including a $9,635 settlement with Cisco.

Financial Position

Fiscal quarter	Q2/07	Q1/07	Q4/06
As at	Apr 30/07	Jan 31/07	Oct 31/06
Cash and cash equivalents	$ 94,967	$ 57,756	$ 16,680
Future tax asset	-	-	16,726
Patents	42,295	43,047	9,787
Total assets	140,087	103,396	44,775
Shareholders' equity	137,500	101,606	43,274
Shares outstanding (end of period)	75,167	69,038	61,099

In Q2/07, Wi-LAN raised approximately $37,622 (gross $40,000) of cash through the sale of 5,714,300 common shares priced at $7.00 per share. In Q1/07, the Company raised approximately $28,292 (gross $30,000) of cash through the sale of 6,666,700 common shares priced at $4.50 per share. The future tax asset of $16,726 recorded in Q4/06 was charged to earnings in Q1/07.

Management's Comments

"Despite modest second quarter revenues, I'm pleased with the progress we've continued to make on a number of fronts to strengthen and grow our position as a patent licensing powerhouse," said Jim Skippen, President & CEO.

"We added new senior staff and board members who are well versed in patent licensing, and raised $40 million to more aggressively pursue the many opportunities ahead of us. We added fundamental patents to our already powerful arsenal of IP and opened up a new, complementary market in the cable modem and set-top box space. We also made solid progress in our licensing discussions."

"Our definitive agreement with Tri-Vision, which we signed on May 11th, adds another dimension. It expands our licensing opportunities to another large and growing market; the V-chip content filtering software mandated by the Federal Communications Commission and directly tied to the future of digital television, set-top boxes and other products throughout North America. Since both companies share many target licensees, it provides further ammunition to sign companies to our patent portfolio."

Operating Expense "Guidance"

It has been Wi-LAN's practice not to provide guidance on the range of expected future revenues and earnings, given the relatively early stage of its development in licensing as well as the difficulty in predicting the timing and value of patent acquisition opportunities and possible future litigation, both of which could require significant investment. In order to assist investors and other interested parties in their understanding of Wi-LAN's performance, management believes that operating expenses for the fiscal year 2007 will likely be in the range of [$9.0-10.5 million], based on current plans and expectations.

Conference Call Information – June 8, 2007 – 10AM ET

Wi-LAN will conduct a conference call to discuss its financial results today at 10:00AM Eastern Time. Wi-LAN CEO, Jim Skippen and CFO, Steve Bower, will be on the call.

- Callers from Canada or the United States: 1.866.585.6398 (Toll Free)
- Callers from other locations: 1.416.849.9626 (International)
- To join by Webcast:
  http://www.wi-lan.com or http://www.vcall.com/IC/CEPage.asp?ID=117444

A replay will be available until 11:59 PM on June 15, 2007:

- Replay Number (Toll Free) 1.866.245.6755
- Replay Number (International) 1.416.915.1035
- Passcode: 392530

About Wi-LAN Inc.

Wi-LAN, which was founded in 1992, licenses intellectual property that drives a full range of products in communications and consumer electronics markets. Some of the fundamental technologies covered by Wi-LAN's patents include: Wi-Fi, WiMAX, CDMA, DSL, DOCSIS, cable modems and set-top boxes. Wi-LAN has already licensed its intellectual property to a number of major companies, including Cisco, Fujitsu, March Networks and Nokia.

\- ## -

For more information please contact Wi-LAN:

Steve Bower, CFO
C: 1.613.697.7159
O: 1.613.688.4898
E-mail: sbower@wi-lan.com

Lynne Bermel, Director Corporate Communications
C: 1.613.864.4058
O: 1.613.688.4897
E-mail: lbermel@wi-lan.com
Website: www.wi-lan.com

Wi-LAN Inc.
Consolidated Statements of Operations and Deficit
(Unaudited)
(in thousands of Canadian dollars, except per share amounts)

	Three Months Ended April 30, 2007	Three Months Ended April 30, 2006	Six Months Ended April 30, 2007	Six Months Ended April 30, 2006
Revenues	**$ 75**	$ -	**$ 49,340**	$ -
Income/(expenses) from the following:				
Operating expenses	**(2,198)**	(1,570)	**(5,588)**	(3,121)
Depreciation & amortization	**(1,056)**	(135)	**(1,802)**	(273)
Settlement	**-**	-	**-**	9,635
Gain on sale of property	**-**	-	**-**	1,145
Gain on debt settlement	**-**	2,919	**-**	2,919
Other income	**-**	30	**-**	30
Interest				
Interest income	**904**	34	**1,071**	50
Interest expense on long-term debt	**-**	(42)	**-**	(97)
Earnings/(loss) from continuing operations before income taxes	**(2,275)**	1,236	**43,021**	10,288
Provision for income taxes	**-**	-	**(16,726)**	-
Earnings/(loss) from continuing operations	**(2,275)**	1,236	**26,295**	10,288
Loss from discontinued operations	**-**	(6,412)	**-**	(12,074)
Net and comprehensive earnings/(loss)	**(2,275)**	(5,176)	**26,295**	(1,786)
Deficit, beginning of period	**(137,022)**	(176,311)	**(165,592)**	(179,701)
Deficit, end of period	**$ (139,297)**	$ (181,487)	**$ (139,297)**	$ (181,487)
Earnings/(loss) per share - basic and diluted				
Continuing operations				
Basic	**$ (0.03)**	$ 0.03	**$ 0.39**	$ 0.24
Diluted	**$ (0.03)**	$ 0.03	**$ 0.37**	$ 0.24
Discontinued operations				
Basic	**$ -**	$ (0.15)	**$ -**	$ (0.28)
Diluted	**$ -**	$ (0.15)	**$ -**	$ (0.28)
Net earnings				
Basic	**$ (0.03)**	$ (0.12)	**$ 0.39**	$ (0.04)
Diluted	**$ (0.03)**	$ (0.12)	**$ 0.37**	$ (0.04)
Weighted average number of shares				
Basic	**72,346,139**	42,927,301	**68,038,657**	42,578,242
Diluted	**72,346,139**	42,927,301	**70,854,046**	42,578,242

Wi-LAN Inc.
Consolidated Balance Sheets
(Unaudited)
(in thousands of Canadian dollars)

	April 30, 2007	October 31, 2006
Assets		
Current assets		
Cash and cash equivalents	$ 94,967	$ 16,680
Accounts receivable	2,111	400
Future tax asset	-	16,726
Prepaid expenses and deposits	476	387
Assets of discontinued businesses	-	621
Current assets	97,554	34,814
Furniture and equipment, net	238	174
Patents, net	42,295	9,787
Assets	$ 140,087	$ 44,775
Liabilities and Shareholders' Equity		
Current liabilities		
Accounts payable and accrued liabilities	$ 2,587	$ 814
Liabilities of discontinued businesses	-	687
Current liabilities	2,587	1,501
Shareholders' equity		
Common shares	270,891	202,396
Contributed surplus	5,906	6,470
Deficit	(139,297)	(165,592)
Shareholders' equity	137,500	43,274
Liabilities and Shareholders' Equity	$ 140,087	$ 44,775

Wi-LAN Inc.
Consolidated Statements of Cash Flows
(Unaudited)
(in thousands of Canadian dollars)

	Three Months Ended April 30, 2007	Three Months Ended April 30, 2006	Six Months Ended April 30, 2007	Six Months Ended April 30, 2006
Cash provided by/(used in)				
Operations				
Earnings/(loss) from continuing operations	$ (2,275)	$ 1,236	$ 26,295	$ 10,288
Non-cash items				
Stock-based compensation	135	78	278	128
Depreciation & amortization	1,056	135	1,802	273
Settlement	-	-	-	(9,635)
Gain on sale of property	-	-	-	(1,145)
Gain on sale of patents	-	-	-	(429)
Patents acquired	-	-	(34,000)	-
Future income tax	-	-	16,726	-
Other non-cash items	-	(4,719)	-	(4,508)
	(1,084)	(3,270)	11,101	(5,028)
Change in non-cash working capital balances				
Accounts receivable	2	(43)	(1,711)	122
Prepaid expenses and deposits	(189)	(142)	(89)	(83)
Accounts payable and accrued liabilities	797	(11)	1,773	-
Cash generated from/(used in) continuing operations	(474)	(3,466)	11,074	(4,989)
Cash used in discontinued operations	-	(2,271)	(66)	(7,089)
Cash generated from/(used in) operations	(474)	(5,737)	11,008	(12,078)
Financing				
Proceeds on sale of common shares, net of share issuance costs totalling $2,378 and $4,086	37,622	-	65,914	-
Share capital issued for cash on the exercise of options	51	-	1,114	-
Share capital issued for cash on the exercise of warrants	361	-	625	-
Cash received from loan payable	-	-	-	2,000
Repayment of loan payable	-	(2,000)	-	(2,000)
Cash generated from/(used in) continuing operations	38,034	(2,000)	67,653	-
Cash used in discontinued operations	-	(19)	-	(33)
Cash generated from/(used in) financing	38,034	(2,019)	67,653	(33)
Investing				
Purchase of furniture and equipment	(51)	(1)	(76)	(2)
Purchase of patents	(298)	-	(298)	(6)
Restricted cash	-	2,000	-	-
Proceeds from settlement, net	-	-	-	9,635
Proceeds from sale of patents	-	-	-	1,510
Cash generated from/(used in) continuing operations	(349)	1,999	(374)	11,137
Cash generated from discontinued operations	-	622	-	523
Cash generated from/(used in) investing	(349)	2,621	(374)	11,660
Net cash and cash equivalents generated/(used) in the period	37,211	(5,135)	78,287	(451)
Cash and cash equivalents, beginning of period	57,756	8,374	16,680	3,690
Cash and cash equivalents, end of period	$ 94,967	$ 3,239	$ 94,967	$ 3,239

WiLAN

Press Release

Wi-LAN Acquires Key Communications Patent

OTTAWA, Canada – May 17, 2007 - Wi-LAN Inc. (or "Wi-LAN") a leading technology licensing company, today announced it has acquired an important and essential communications patent, U.S. 5,761,602, (the 602 Patent), for total consideration of approximately US$1.1 million. The 602 Patent has several claims which Wi-LAN believes would be infringed by any cable modem or cable set-top box used, sold or manufactured in the United States.

The 602 Patent, which expires in September, 2015, is not licensed to any party at this time. Its inventors have signed consulting agreements with Wi-LAN in order to assist with litigation and licensing activities concerning the Patent.

Among other things, the 602 Patent is believed to read on products compliant with the DOCSIS (Data over Cable Service Interface Specification) standards. DOCSIS is an international standard developed by CableLabs, a non-profit research and development consortium. Equipment compliant with the standard is employed by cable television operators to provide broadband Internet access and interactive services, such as Video on Demand, over cable infrastructure.

"This patent is a great find for us," said Jim Skippen, President and CEO. "We believe it is clearly infringed by virtually all cable set-top boxes and cable modems sold or manufactured in the U.S today. With 2006 U.S. sales of cable set-top boxes alone estimated at over $2.5 Billion, this represents a significant market opportunity for us. As well, many potential licensees of our existing portfolio and the Tri-Vision patents, are also active in the cable modem and digital cable set-top box markets."

"During the past eleven months, since we changed our business focus, we have significantly strengthened Wi-LAN. We have added strong management and cash, enabling us to make patent acquisitions or handle multiple litigations. Our already powerful arsenal of patents is getting even stronger as we continue to add more potent patent ammunition. A number of negotiations are currently underway with potential licensees which we believe could be completed before the expiry of our Early License Program on July 31, 2007. As our Early License Program winds down, we intend to consider becoming more aggressive with uncooperative infringers."

About Wi-LAN Inc.

Wi-LAN, which was founded in 1992, licenses intellectual property that drives a full range of products providing access in wireless and wireline telecommunications markets. Some of the fundamental technologies covered by Wi-LAN's patents include: CDMA, Wi-Fi, WiMAX, DOCSIS and DSL. Wi-LAN has already licensed its intellectual property to a number of major companies, including Cisco, Fujitsu and Nokia.

Forward-looking Information

Certain statements in this release, other than statements of historical fact, may include forward-looking information that involves various risks and uncertainties. These may include, without limitation, statements based on current expectations involving a number of risks and uncertainties related to all aspects of the wireless and wireline communications industry and the global economy. These risks and uncertainties include, but are not restricted to: the almost exclusive reliance of the Company on licensing its patent portfolio to generate revenues and cash flows; that the Company may be required to establish the enforceability of its patents in court to obtain material licensing revenues; that the Company will need to acquire or develop new patents to continue to grow its business; that the Company requires investment to translate its intellectual property position into sustainable profit in the market; that the Company is dependent on the performance of its key officers and employees; that changes in patent legislation or in the interpretation or application of patent litigation could materially adversely affect the Company; and that the Company has and may make acquisitions of products, technologies or businesses which could materially adversely affect the Company. These risks and uncertainties may cause actual results to differ from information contained herein, when estimates and assumptions have been used to measure and report results. There can be no assurance that such forward-looking statements will prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements. These and all subsequent written and oral forward-looking statements are based on the estimates and opinions of management on the dates they are made and expressly qualified in their entirety by this notice. The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.

- ## -

For more information please contact:

Steve Bower, CFO, Wi-LAN
C: 613-697-7159
O: 613-688-4898
E: sbower@wi-lan.com

Lynne Bermel, Director Corporate Communications, Wi-LAN
C: 613-864-4058
O: 613-688-4897
E: lbermel@wi-lan.com

WiLAN

Press Release

Wi-LAN Announces the Addition of Paul Richman and Rick Shorkey to its Board of Directors

OTTAWA, Canada – May 16, 2007 – Wi-LAN Inc. (Wi-LAN") (TSX: WIN) is pleased to announce the addition of Paul Richman and Rick Shorkey to its Board of Directors. At a board meeting last Thursday, Mr. Shorkey was appointed Chairman of the Audit Committee and Mr. Richman was appointed Chairman of the Compensation Committee. To accommodate their appointments, the Board has been increased from six to seven members.

Paul Richman, a recognized expert in the fields of integrated electronics, patent licensing and intellectual property management, will be leading a few select licensing negotiations on behalf of Wi-LAN. Mr. Richman is currently the Chairman and CEO of the Consortium for Technology Licensing, Ltd., in New York. He is also the founder of Standard Microsystems Corporation, where he served in various positions for 29 years, including Vice President of Research and Development, President, CEO and Chairman of the Board, before retiring in 2000. Over the years, in addition to his duties at SMSC, Mr. Richman has served as an Adjunct Professor of Electrical Engineering at the City University of New York, as a visiting Professor in the Department of Electrical Sciences of the State University of New York at Stony Brook and as a member of the Visiting Committee of MIT's Department of Electrical Engineering and Computer Science.

Mr. Richman has published numerous papers in technical journals around the world and has authored two textbooks on metal-oxide-semiconductor field-effect devices, which have been translated into Japanese, Chinese, Spanish and Russian. He has also been honored internationally for his many contributions to semiconductor integrated circuit technology, receiving **Electronics** Magazine's Annual Award for Achievement, as well as several medals and awards for outstanding technical accomplishments from the Institute of Electrical and Electronics Engineers (the IEEE). He is a Fellow of the IEEE and received the IEEE's Third Millennium Medal. Mr. Richman holds a Bachelor of Science degree in Electrical Engineering from the Massachusetts Institute of Technology and a Master of Science Degree in Electrical Engineering from Columbia University.

Rick Shorkey is a Chartered Accountant with more than 30 years of industry experience in senior financial and general management roles. He currently provides part-time and interim CFO services to several technology companies and has been CFO with neuroLanguage Corporation since September 2005. Prior to this, he was CFO of ATMOS Corporation.

Mr. Shorkey's experience also includes: Chief Financial Officer of Bytec-Comterm Inc., manufacturer of IBM compatible computer products ($28,000,000 public offering); President of Solartronics Limited, one of the top ten manufacturers of solar equipment in Canada; and senior financial positions with Bowmar Canada Ltd. and Leigh Instruments Limited. He is a member of the Institute of Chartered Accountants of Ontario and the Canadian Institute of Chartered Accountants.

"We are very fortunate to have attracted this type of talent for Wi-LAN," said Dr. Hatim Zaghloul, Chairman of the Board. "Paul Richman is widely recognized as an authority in patent licensing and his reputation as an innovator is well-known. His experience and knowledge will be invaluable in guiding the Company's strategic direction and monitoring Wi-LAN's progress as we move forward. "

"We are also very pleased to have Rick Shorkey join us," he added. "Rick's broad financial and accounting experience and his solid relationships within the technology and investment communities will further strengthen our board."

Dr. Bob Schulz, who has served the Board since April 2006, is retiring, but will continue to work with the Company in an advisory capacity. "We greatly appreciate Bob's contribution to Wi-LAN's success over the past year," added Dr. Zaghloul. "We look forward to his continued involvement with Wi-LAN."

About Wi-LAN Inc.
Wi-LAN, which was founded in 1992, licenses intellectual property that drives a full range of products providing access in wireless and wireline telecommunications markets. Some of the fundamental technologies covered by Wi-LAN's patents include: CDMA, Wi-Fi, WiMAX and DSL. Wi-LAN has already licensed its intellectual property to a number of major companies, including Cisco, Fujitsu and Nokia.

Forward-looking Information
Certain statements in this release, other than statements of historical fact, may include forward-looking information that involves various risks and uncertainties. These may include, without limitation, statements based on current expectations involving a number of risks and uncertainties related to all aspects of the wireless and wireline communications industry and the global economy. These risks and uncertainties include, but are not restricted to: the almost exclusive reliance of the Company on licensing its patent portfolio to generate revenues and cash flows; that the Company may be required to establish the enforceability of its patents in court to obtain material licensing revenues; that the Company will need to acquire or develop new patents to continue to grow its business; that the Company requires investment to translate its intellectual property position into sustainable profit in the market; that the Company is

dependent on the performance of its key officers and employees; that changes in patent legislation or in the interpretation or application of patent litigation could materially adversely affect the Company; and that the Company has and may make acquisitions of products, technologies or businesses which could materially adversely affect the Company. These risks and uncertainties may cause actual results to differ from information contained herein, when estimates and assumptions have been used to measure and report results. There can be no assurance that such forward-looking statements will prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements. These and all subsequent written and oral forward-looking statements are based on the estimates and opinions of management on the dates they are made and expressly qualified in their entirety by this notice. The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.

- ## -

For more information please contact Wi-LAN:

Steve Bower, CFO
C: 613-697-7159
O: 613-688-4898
E: sbower@wi-lan.com

Lynne Bermel, Director Corporate Communications
C: 613-864-4058
O: 613-688-4897
E: lbermel@wi-lan.com

Press Release

Wi-LAN

TRI-VISION

Wi-LAN Signs Definitive Agreement to Acquire Tri-Vision

Merger will create Canadian pure play intellectual property giant

OTTAWA/TORONTO, Canada – May 11, 2007 – Wi-LAN Inc. ("Wi-LAN") (TSX: WIN) and Tri-Vision International ("Tri-Vision") (TSX: TVL) today announced they have signed a definitive acquisition agreement whereby Wi-LAN will acquire Tri-Vision, consistent with the letter of intent that was announced on March 27, 2007.

Once completed, the merger will create a Canadian pure play intellectual property giant. In addition to Wi-LAN's already strong intellectual property portfolio in the wireless and telecom worlds, the combined company will have access to the high-growth V-chip market, the only solution to parental controls mandated by the U.S. Federal Communications Commission.

"I believe this is a great fit for Wi-LAN and further accelerates our growth strategy," said Jim Skippen, Wi-LAN President & CEO. "Given the significant synergies with our potential licensees, it is a definite win-win for both companies. Many of the major companies who require a V-chip license are also targets for Wi-LAN's existing portfolio. In addition to providing strong future cash flows from existing licensees, it will expand our war chest to approximately $100 million to pursue other acquisition opportunities and to handle multiple litigations."

"We believe this is an outstanding transaction for our shareholders," added Tim Collings, Chairman of Tri-Vision and inventor of the V-chip. "We have always been confident in the strength of our V-chip technology. We are particularly excited about the opportunities this partnership represents to benefit from Wi-LAN's licensing experience and litigation resources to help us enforce our patent rights, especially in the huge U.S. market. We look forward to working with their team to ensure a rapid and seamless transition."

The boards of directors of both companies have unanimously approved the transaction. The board of directors of Tri-Vision, having received the recommendation of a special committee of independent directors formed to consider the transaction, is recommending that Tri-Vision shareholders vote in favour of the transaction. Acumen Capital Finance Partners Limited has provided the Tri-Vision board of directors with a formal written opinion stating that the transaction is fair, from a financial point of view, to the holders of Tri-Vision common shares. Senior officers and directors of Tri-Vision holding over 24% of Tri-Vision's outstanding common shares have agreed to vote in favour of the transaction and have signed a lock-up agreement.

Summary of the Transaction

Pursuant to the acquisition agreement, each Tri-Vision common share will be exchanged for a fraction of a Wi-LAN common share, determined by dividing $1.72 by the volume weighted average trading price of the Wi-LAN common shares on the TSX for 10 randomly selected days within the 20 trading days preceding closing of the transaction, provided that the exchange ratio will not exceed .2920 or be less than .2642 common shares of Wi-LAN for each common share of Tri-Vision.

Under the agreement, Tri-Vision will become a wholly-owned subsidiary of Wi-LAN. The agreement provides for the payment of termination fees by Tri-Vision and Wi-LAN in certain circumstances. It is a condition of the completion of the transaction that Tri-Vision shall have acquired the V-chip patents, certain rights of which are currently licensed to Tri-Vision, from a company controlled by Tri-Vision Chairman, Tim Collings. Subject to regulatory approval and completion of the Wi-LAN merger transaction, Tri-Vision has agreed to issue 1,077,693 common shares in consideration for the transfer of these patents.

The transaction is subject to regulatory approvals and the approval by at least two-thirds of the votes cast at a meeting of Tri-Vision shareholders as a well as a majority of the votes cast at such meeting by disinterested shareholders. The transaction is expected to be completed by late June 2007.

Wellington West Capital Markets Inc. is acting as financial advisor to Wi-LAN.

About Wi-LAN Inc.
Wi-LAN, founded in 1992, licenses intellectual property that drives a full range of products providing access in wireless and wireline telecommunications markets. Some of the fundamental technologies covered by Wi-LAN's patents include: CDMA, Wi-Fi, WiMAX and DSL. Wi-LAN has already licensed its intellectual property to a number of major companies, including Cisco, Fujitsu and Nokia.

About Tri-Vision International Ltd.
Tri-Vision International Ltd. was established 1986. The company is committed to becoming a leading international supplier of V-chip technology, multi-media and cable television technologies. Tri-Vision has been publicly listed since 1993, first on the Alberta Stock Exchange and currently on the Toronto Stock Exchange (TSX) trading under the symbol TVL.

Forward-looking Information
Certain statements in this release, other than statements of historical fact, may include forward-looking information that involves various risks and uncertainties. These may include, without limitation, statements based on current expectations involving a number of risks and uncertainties related to all aspects of the wireless and wireline communications industry and the global economy. These risks and uncertainties include, but are not restricted to: the almost exclusive reliance of Wi-LAN (the "Company") on licensing its patent portfolio to generate revenues and cash flows; that the Company may be required to establish the enforceability of its patents

in court to obtain material licensing revenues; that the Company will need to acquire or develop new patents to continue to grow its business; that the Company requires investment to translate its intellectual property position into sustainable profit in the market; that the Company is dependent on the performance of its key officers and employees; that changes in patent legislation or in the interpretation or application of patent litigation could materially adversely affect the Company; and that the Company has and may make acquisitions of products, technologies or businesses which could materially adversely affect the Company. These risks and uncertainties may cause actual results to differ from information contained herein, when estimates and assumptions have been used to measure and report results. There can be no assurance that such forward-looking statements will prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements. These and all subsequent written and oral forward-looking statements are based on the estimates and opinions of management on the dates they are made and expressly qualified in their entirety by this notice. The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.

All trademarks and brands mentioned in this release are the property of their respective owners.

- ## -

For more information, please contact:

Steve Bower, CFO, Wi-LAN
C: 613.697.7159
O: 613-688.4898
E: sbower@wi-lan.com

Lynne Bermel, Director Corporate Communications, Wi-LAN
C .613.864.4058
O: 613.688.4897
E: lbermel@wi-lan.com

David Garland, CFO, Tri-Vision
O: 416.298.8551
E: david.garland@tri-vision.ca

Tim Collings, Chairman of Tri-Vision Board of Directors
C: 778.241.2047
E: collings@telus.net

Press Release

Wi-LAN Acquires OFDM Patents from Bristol University

Extends coverage of Wi-LAN portfolio in Europe and Japan

OTTAWA, Canada – May 10, 2007 – Wi-LAN Inc. (or "Wi-LAN") (TSX: WIN), a leading technology licensing company, today announced it has acquired six important OFDM patents relating to Wi-Fi and WiMAX from the University of Bristol in England for a total consideration of $300,000 (U.S.).

The patents, which are related to radio receivers using OFDM technology, further extend Wi-LAN's portfolio coverage in Europe and Japan. Currently no other parties are licensed to these patents.

"This acquisition broadens the geographic scope of our OFDM patent coverage," said Jung Yee, CTO. "We believe many of today's higher-performance Wi-Fi and WiMAX products will likely infringe these patents. It is also likely that many future OFDM-based products will implement inventions covered by these patents."

"Patent licensing is a business where strength in numbers applies," added Jim Skippen, President & CEO. "This increased patent coverage should allow us to read our patents on more and more products and a larger proportion of sales of prospective licensees. It will make it even more compelling for companies to take a license to the Wi-LAN portfolio."

About Wi-LAN Inc.

Wi-LAN, founded in 1992, licenses intellectual property that drives a full range of products providing access in wireless and wireline telecommunications markets. Some of the fundamental technologies covered by Wi-LAN's patents include: CDMA, Wi-Fi, WiMAX and DSL. Wi-LAN has already licensed its intellectual property to a number of major companies, including Cisco, Fujitsu and Nokia.

Forward-looking Information

Certain statements in this release, other than statements of historical fact, may include forward-looking information that involves various risks and uncertainties. These may include, without limitation, statements based on current expectations involving a number of risks and uncertainties related to all aspects of the wireless and wireline communications industry and the global economy. These risks and uncertainties include, but are not restricted to: the almost exclusive reliance of the Company on licensing its patent portfolio to generate revenues and cash flows; that the Company may be required to establish the enforceability of its patents in court to obtain material licensing revenues; that the Company will need to acquire or develop new patents to continue to grow its business; that the Company requires investment to translate its intellectual property position into sustainable profit in the market; that the Company is dependent on the performance of its key officers and employees; that changes in patent legislation or in the interpretation or application of patent litigation could materially adversely affect the Company; and that the Company has and may make acquisitions of products, technologies or businesses which could materially adversely affect the Company. These risks and uncertainties may cause actual results to differ from information contained herein, when estimates and assumptions have been used to

measure and report results. There can be no assurance that such forward-looking statements will prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements. These and all subsequent written and oral forward-looking statements are based on the estimates and opinions of management on the dates they are made and expressly qualified in their entirety by this notice. The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.

All trademarks and brands mentioned in this release are the property of their respective owners.

- ## -

For more information, please contact Wi-LAN:

Steve Bower, CFO
C: 1.613.697.7159
O: 1.613.688.4898
E: sbower@wi-lan.com

Lynne Bermel, Director Corporate Communications
C 1.613.864.4058
O: 1.613.688.4897
E: lbermel@wi-lan.com

Wi-LAN Inc.
Suite 608
11 Holland Avenue
Ottawa, Ontario
K1Y 4S1 www.wi-lan.com

Press Release

Wi-LAN Comments on Recent Market Activity

OTTAWA, Canada – May 1, 2007 – Wi-LAN Inc. (TSX:WIN, "Wi-LAN," or "the "Company"), at the request of the Toronto Stock Exchange concerning recent market activity of Wi-LAN's shares, confirms that there are no new material developments that would account for such activity.

Wi-LAN remains in discussions on a number of initiatives, including the acquisition of patents, although all such discussions remain preliminary at this time. Wi-LAN is also in negotiations with a number of companies which have expressed an interest in its Early License Program. Under the Program, Wi-LAN is offering patent licenses at reduced rates to those companies who conclude license agreements by July 31, 2007.

Wi-LAN is continuing its activities in accordance with the previously announced non-binding letter of intent to merge with Tri-Vision International Ltd. ("TVL"). The companies agreed to extend the exclusivity period from April 27, 2007 to May 11, 2007 in order to allow both parties to complete due diligence and finalize an acquisition agreement.

In the view of Wi-LAN's management, recent decisions of the U.S. Supreme Court do not materially impact the Company's licensing program.

About Wi-LAN Inc.

Wi-LAN, founded in 1992, licenses intellectual property that drives a full range of products providing access in wireless and wireline telecommunications markets. Some of the fundamental technologies covered by Wi-LAN's patents include: CDMA, Wi-Fi, WiMAX and DSL. Wi-LAN has already licensed its intellectual property to a number of major companies, including Cisco, Fujitsu and Nokia.

Forward-looking Information

Certain statements in this release, other than statements of historical fact, may include forward-looking information that involves various risks and uncertainties. These may include, without limitation, statements based on current expectations involving a number of risks and uncertainties related to all aspects of the wireless and wireline communications industry and the global economy. These risks and uncertainties include, but are not restricted to: the almost exclusive reliance of the Company on licensing its patent portfolio to generate revenues and cash flows; that the Company may be required to establish the enforceability of its patents in court to obtain material licensing revenues; that the Company will need to acquire or develop new patents to continue to grow its business; that the Company requires investment to translate its intellectual property position into sustainable profit in the market; that the Company is dependent on the performance of its key officers and employees; that changes in patent legislation or in the interpretation or application of patent litigation could materially adversely affect the Company; and that the Company has and may make acquisitions of products, technologies or businesses which could materially adversely affect the Company. These risks and uncertainties may

cause actual results to differ from information contained herein, when estimates and assumptions have been used to measure and report results. There can be no assurance that such forward-looking statements will prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements. These and all subsequent written and oral forward-looking statements are based on the estimates and opinions of management on the dates they are made and expressly qualified in their entirety by this notice. The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.

All trademarks and brands mentioned in this release are the property of their respective owners.

- ## -

For more information, please contact:

Steve Bower, CFO
C: 1.613.697-7159
O: 1-613-688-4898
E: sbower@wi-lan.com

Lynne Bermel, Director Corporate Communications, Wi-LAN
C 1.613.864.4058
O: 1.613.688.4900 ext. 2019
E: lbermel@wi-lan.com

Wi-LAN Inc.
Suite 608
11 Holland Avenue
Ottawa, Ontario
K1Y 4S1
www.wi-lan.com

Press Release

Wi-LAN 2007 Annual and Special Meeting of Shareholders

Amendments to Share Option Plan and Deferred Stock Unit Plan

OTTAWA, Canada – April 23, 2007 – WI-LAN Inc. (TSX:WIN; "Wi-LAN" or the "Company") announced today that it intends to propose changes to the resolution to approve amendments to the 2001 Share Option Plan (the "Option Plan") and the Deferred Stock Unit Plan for Directors and Designated Employees (the "DSU Plan") set out in the notice of annual and special meeting of shareholders (the "Meeting") dated March 21, 2007.

The changes to be proposed at the Meeting will further reduce the discretion of the Board of Directors to amend the Option Plan and DSU Plan without shareholder approval and affirms the Company's recognition of evolving corporate governance best practices. The Company has determined that these further amendments to the Option Plan and the DSU Plan are within the scope of the notice of Meeting sent to shareholders.

The Company has engaged Georgeson Shareholder Communications Canada, Inc. ("Georgeson") to assist the Company in soliciting proxies from Wi-LAN shareholders on behalf of management and the Board of Directors for use at the Meeting. Georgeson is available to Wi-LAN shareholders to respond to questions concerning voting Wi-LAN shares or revoking proxies for shares that have already been voted.

Georgeson can be contacted directly by calling Jeffery Carrabs at:1-416-874-0328.

About Wi-LAN Inc.

Wi-LAN, founded in 1992, licenses intellectual property that drives a full range of products providing access in wireless and wireline telecommunications markets. Some of the fundamental technologies covered by Wi-LAN's patents include: CDMA, Wi-Fi, WiMAX and DSL. Wi-LAN has already licensed its intellectual property to a number of major companies, including Cisco, Fujitsu and Nokia.

Forward-looking Information

Certain statements in this release, other than statements of historical fact, may include forward-looking information that involves various risks and uncertainties. These may include, without limitation, statements based on current expectations involving a number of risks and uncertainties related to all aspects of the wireless and wireline communications industry and the global economy. These risks and uncertainties include, but are not restricted to: the almost exclusive reliance of the Company on licensing its patent portfolio to generate revenues and cash flows; that the Company may be required to establish the enforceability of its patents in court to obtain material licensing revenues; that the Company will need to acquire or develop new patents to continue to grow its business; that the Company requires investment to translate its intellectual property position into sustainable profit in the market; that the Company is dependent on the performance of its key officers and employees; that changes in patent legislation or in the interpretation or application of patent litigation could materially adversely affect the Company; and that the Company has and may make acquisitions of products,

technologies or businesses which could materially adversely affect the Company. These risks and uncertainties may cause actual results to differ from information contained herein, when estimates and assumptions have been used to measure and report results. There can be no assurance that such forward-looking statements will prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements. These and all subsequent written and oral forward-looking statements are based on the estimates and opinions of management on the dates they are made and expressly qualified in their entirety by this notice. The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.

All trademarks and brands mentioned in this release are the property of their respective owners.

- ## -

For more information, please contact:

Jeffery Carrabs
Georgeson Shareholder Communications
O: 1-416-874-0328
E: Jeffery.Carrabs@georgeson.com

Lynne Bermel, Director Corporate Communications, Wi-LAN
C 1.613.864.4058
O: 1.613.688.4900 ext. 2019
E: lbermel@wi-lan.com

Wi-LAN Inc.
Suite 608
11 Holland Avenue
Ottawa, Ontario
K1Y 4S1
www.wi-lan.com

Wi-LAN and March Networks Establish Intellectual Property Partnership

OTTAWA, Canada – April 3, 2007 – Wi-LAN Inc. (TSX:WIN; "Wi-LAN" or "the Company") announced today that it has entered into an intellectual property partnership with Ottawa-based March Networks Corporation (TSX:MN; AIM:MNW; "March Networks"), a provider of Internet Protocol ("IP")-based digital video surveillance solutions.

Under the terms of the agreement, Wi-LAN will provide March Networks with intellectual property advice and act as March Networks' exclusive licensing agent for its issued patents, which relate to intelligent media filtering for media management applications.

March Networks will also take a worldwide, five-year patent license from Wi-LAN for its wireless products on a running royalty basis.

"This type of intellectual property partnership is the type of win/win business relationship we strive for at Wi-LAN," said Jim Skippen, President & CEO of Wi-LAN. "As the demand for video streaming, content management and handset television accelerates, there will be a greater need for the management and control of that data. This patent portfolio strengthens our existing portfolio as it relates to handsets. As well, we are able to create value for March Networks by licensing this intellectual property portfolio on their behalf, while they maintain focus on their core markets of video surveillance and business optimization."

About Wi-LAN Inc.

Wi-LAN, which was founded in 1992, licenses intellectual property that drives a full range of products providing access in wireless and wireline telecommunications markets. Some of the fundamental technologies covered by Wi-LAN's patents include: CDMA, Wi-Fi, WiMAX and DSL. Wi-LAN has already licensed its intellectual property to a number of major companies, including Cisco, Fujitsu and Nokia.

Forward-looking Information

Certain statements in this release, other than statements of historical fact, may include forward-looking information that involves various risks and uncertainties. These may include, without limitation, statements based on current expectations involving a number of risks and uncertainties related to all aspects of the wireless and wireline communications industry and the global economy.

These risks and uncertainties include, but are not restricted to: the almost exclusive reliance of the Company on licensing its patent portfolio to generate revenues and cash flows; that the Company may be required to establish the enforceability of its patents in court to obtain material licensing revenues; that the Company will need to acquire or develop new patents to continue to grow its business; that the Company requires investment to translate its intellectual property position into sustainable profit in the market; that the Company is dependent on the performance of its key officers and employees; that changes in patent legislation or in the interpretation or application of patent litigation could materially adversely affect the Company; and that the Company has and may make acquisitions of products, technologies or businesses which could materially adversely affect the Company.

These risks and uncertainties may cause actual results to differ from information contained herein, when estimates and assumptions have been used to measure and report results. There can be no assurance that such forward-looking

statements will prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements. These and all subsequent written and oral forward-looking statements are based on the estimates and opinions of management on the dates they are made and expressly qualified in their entirety by this notice. The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.

- ## -

For more information please contact:

Steve Bower, CFO, Wi-LAN
C: 1.613.697.7159
O: 1.613.688.4898
E: sbower@wi-lan.com

Lynne Bermel, Director Corporate Communications, Wi-LAN
C 1.613.864.4058
O: 1.613.688.4900 ext. 2019
E: lbermel@wi-lan.com

Wi-LAN and Tri-Vision Announce Merger

OTTAWA, Canada – March 27, 2007 – Wi-LAN Inc. (TSX: WIN) ("Wi-LAN") and Tri-Vision International Ltd. (TSX: TVL) ("Tri-Vision") are pleased to announce that they have signed a non-binding letter of intent ("LOI") for a business combination under which Tri-Vision's common shares would be exchanged for common shares of Wi-LAN based on a price of $1.72 per Tri-Vision common share (the "Transaction"). On a fully-diluted basis, the Transaction values Tri-Vision at approximately $108 million.

Following the proposed Transaction, Wi-LAN would have the following attributes:

- The leading Canadian intellectual property ("IP") licensing company, with a strong communications portfolio of fundamental patents in V-chip, Wi-Fi, WiMAX, CDMA, and DSL

- Strong future cash flows from Tri-Vision's licensees. Approximately 25% of U.S. digital TV unit shipments and 98% of Canadian TV unit shipments have been licensed already, leaving significant future license revenues from both existing and future licensees. Tri-Vision owns the rights to V-chip patents in Canada, and the US where the Federal Communications Commission ("FCC") has mandated the inclusion of upgradeable V-Chips for all TV receivers and other broadcast reception devices (including VCRs, set-top boxes, and digital video recorders)

- Strong cash position, with over $100 million in cash to fund licensing operations, litigation and further IP acquisitions

- Considerable negotiation leverage across common licensing targets – combining Tri-Vision's and Wi-LAN's intellectual property greatly enhances leverage in licensing negotiations; able to pursue licensees with several patent families

Jim Skippen, President & Chief Executive Officer of Wi-LAN, said, "The combination of Wi-LAN and Tri-Vision will create a company that is more than the combined parts. It will be a world-class IP licensing company with exciting growth expected from our portfolio of essential patents. This is an excellent example of growing Wi-LAN's IP portfolio in an adjacent market. Since many of the licensing targets are similar to both companies, we believe there will be excellent synergies realized by combining the companies. We believe that this transaction represents an excellent value proposition for our shareholders and we will benefit immediately from the revenue flows from existing Tri-Vision licensees."

"Based on our calculations, and based on forecasts of DisplaySearch and IDC for digital TV and set-top box growth, the existing licenses of Tri-Vision should yield approximately $100 million in future revenues." added Skippen. "Based on those same forecasts for growth and assuming the remainder of the Canadian and U.S. markets are signed at the same rates as existing Tri-Vision

license agreements, Wi-LAN should be able to realize total revenues of approximately $500 million over the next nine years."

"This Transaction provides tremendous value to Tri-Vision shareholders", said Tim Collings, Tri-Vision Chairman and inventor of the company's V-chip technology. "We have always been confident in the strength of our V-chip technology, but by merging our companies we will benefit from the additional licensing experience and financial resources of Wi-LAN, particularly in the U.S. market. We look forward to working closely with Wi-LAN's management to accelerate the growth of our business," he said.

Summary of the Transaction

Under the proposed Transaction, each Tri-Vision common share would be exchanged for Wi-LAN common shares with a value of $1.72 on the closing date, subject to the exchange ratio calculation described below. This would represent a premium of 41.0% to the closing price of Tri-Vision's shares on the TSX on March 26, 2007 and 41.7% to the 20-day volume weighted average trading price of Tri-Vision's shares on the TSX prior to that date.

For the purposes of determining the actual exchange ratio, the value of each issued and outstanding Tri-Vision common share shall be deemed to be $1.72, and the value of each Wi-LAN common share shall be equal to the volume weighted average price for a random 10 trading day period in the 20 trading day period prior to closing, provided that the exchange ratio shall not exceed .2920 or be less than .2642 shares of Wi-LAN for each share of Tri-Vision.

In the Letter of Intent, Tri-Vision has granted Wi-LAN an exclusivity period until April 27, 2007 in which to complete due diligence and has agreed not to solicit other proposals subject to the exercise by the Tri-Vision's board of its fiduciary duties. In the event that a definitive agreement is not signed and another party concludes an acquisition of Tri-Vision within six months from the date of the Letter of Intent, Tri-Vision has agreed to pay Wi-LAN a termination fee of $2.0 million. The exclusivity period and termination fee provisions in the Letter of Intent are binding upon Tri-Vision.

The boards of directors of both companies have unanimously approved signing the Letter of Intent described in this release. A special committee of the board of directors of Tri-Vision has been formed to consider the proposed transaction. Senior officers and directors of Tri-Vision holding over 24% of Tri-Vision's common shares outstanding have indicated that they are they will vote in favour of the Transaction.

The companies have agreed to work towards the signing of definitive documentation within 30 days, and the Transaction is expected to be completed in June 2007, following all necessary approvals.

The Transaction remains subject to entering into the definitive agreement and the satisfaction of customary closing conditions, including any necessary regulatory approvals. There is no assurance that the Transaction will be completed, or if completed, that the terms may not change.

It is intended that Tri-Vision will divest its cable TV products and distribution business. As a result, the potential acquisition of Tri-Vision is consistent with Wi-LAN's stated goal of being a pure-play patent licensing company.

Wellington West Capital Markets Inc. is acting as financial advisor to Wi-LAN, and Acumen Capital Finance Partners Limited is acting as financial advisor to Tri-Vision.

About Tri-Vision's V-chip Patents

Tri-Vision owns the rights to U.S. V-chip Patent No. 5,828,402 and Canadian V-chip Patent Nos. 2,179,474 and 2,342,045. The acquisition of Tri-Vision's V-chip technology adds to Wi-LAN's strong patent portfolio that includes Wi-Fi, CDMA, DSL, and the emerging WiMAX technology. Wi-LAN will now hold the key U.S. and Canadian patents for the upgradeable V-chip technology that has been mandated by the FCC in the United States.

March 1, 2007 marked the official date of the FCC full mandate to include the flexible V-chip technology in all digital television receivers with or without an associated display shipped in the United States. All TV receivers and other broadcast reception devices (including VCRs, set-top boxes and digital video recorders) require digital tuners known as "ATSC tuners" which are necessary to facilitate "open" V-chip software.

Tri-Vision's U.S. Patent licensing campaign now includes 42 licensees, representing approximately 25% of the U.S. market for digital TV sales. Tri-Vision has licensed approximately 98% of the Canadian TV market and resorted to legal action in five cases. All cases reached a favourable conclusion.

Companies which have been licensed to the U.S. and/or Canadian patents include: Sony, Hitachi, Sanyo, Pioneer, Philips, JVC, Panasonic, Sharp, LG Electronics, Samsung, Funai, Orion, Apex, Korat Denki, World, Eastech, Toshiba, eRAE, Seiko Epson, Xiamen, Shenzhen KXD, NewLane, Konka, TTE, Optoma, Coretronic, ViewSonic, Syntax-Brillian, NEC, AKAI, Chunghwa, Humax, Shinco, Jabil Circuit, LiteOn, Top Powersonic, Nakamichi, Emerson Radio, Esto, BenQ, Runco, Daewoo Tecwell, ProView, Redmond Group, and others.

On February 17, 2009, analog television signals in the U.S. will no longer be available, and the transition to all digital broadcasting will be complete. Assuming manufacturers follow the U.S. Government digital tuner mandate, all television receivers in the U.S. will include digital television tuners by the end of fiscal 2008. Once the manufacturers are licensed, Tri-Vision will be entitled to collect royalties on sales that date back to the beginning of use of Tri-Vision's technology.

Tri-Vision is at various stages in the pursuit of licensing deals with the remaining manufacturers including major brand and OEM manufacturers with significant market share. As with the successful Canadian licensing campaign, it is Tri-Vision's goal to license all digital television receivers sold in the U.S. market.

Conference Call Information – March 27, 2007 - 10:00AM EDT

Wi-LAN and Tri-Vision will conduct a conference call to discuss the potential transaction today at 10:00 AM, Eastern Time.

Participants calling from Canada or the U.S. should call toll free: 866.585.6398
Callers from other international locations should call: 416.849.9626

Participants are requested to call in 10 minutes before the start of the call.
For those who prefer to join by webcast, visit www.wi-lan.com. The call will be archived there.

The Wi-LAN representative will be Jim Skippen, President & CEO.
The Tri-Vision representative will be Tim Collings, Chairman and inventor of the V-Chip.

A replay of the call will be available until 11:59 PM EST on April 3, 2007:

- Replay Number (Toll Free): 866.245.6755
- Replay Number (International): 416.915.1035
- Passcode: 624386

About Wi-LAN Inc.

Wi-LAN, which was founded in 1992, licenses intellectual property that drives a full range of products providing access in wireless and wireline telecommunications markets. Some of the fundamental technologies covered by Wi-LAN's patents include: CDMA, Wi-Fi, WiMAX and DSL. Wi-LAN has already licensed its intellectual property to a number of major companies, including Cisco, Fujitsu and Nokia.

About Tri-Vision International Ltd.

Tri-Vision International Ltd. was established 1986. The company is committed to becoming a leading international supplier of V-chip technology, multi-media and cable television technologies. Tri-Vision has been publicly listed since 1993, first on the Alberta Stock Exchange and currently on the Toronto Stock Exchange (TSX) trading under the symbol TVL.

Forward-looking Information

Certain statements in this release, other than statements of historical fact, may include forward-looking information that involves various risks and uncertainties. These may include, without limitation, statements based on current expectations involving a number of risks and uncertainties related to all aspects of the wireless and wireline communications industry and the global economy. These risks and uncertainties include, but are not restricted to: the almost exclusive reliance of the Company on licensing its patent portfolio to generate revenues and cash flows; that the Company may be required to establish the enforceability of its patents in court to obtain material licensing revenues; that the Company will need to acquire or develop new patents to continue to grow its business; that the Company requires investment to translate its intellectual property position into sustainable profit in the market; that the Company is dependent on the performance of its key officers and employees; that changes in patent legislation or in the interpretation or application of patent litigation could materially adversely affect the Company; and that the Company has and may make acquisitions of products, technologies or businesses which could materially adversely affect the Company. These risks and uncertainties may cause actual results to differ from information contained herein, when estimates and assumptions have been used to measure and report results. There can be no assurance that such forward-looking statements will prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements. These and all subsequent written and oral forward-looking statements are based on the estimates and opinions of management on the dates they are made and expressly qualified in their entirety by this notice. The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.

- ## -

For more information please contact:

Steve Bower, CFO, Wi-LAN
C: 1.613.697.7159
O: 1.613.688.4898
E: sbower@wi-lan.com

Lynne Bermel, Director Corporate Communications, Wi-LAN
C 1.613.864.4058
O: 1.613.688.4900 ext, 2019
E: lbermel@wi-lan.com

David Garland, CFO, Tri-Vision
O: 1.416.298.8551
Email: david.garland@tri-vision.ca

Tim Collings, Chairman of the Tri-Vision Board of Directors
C: 1.778.241.2047
E: collings@telus.net

Wi-LAN Announces 2007 First Quarter Financial Results

Record revenues of $49 million and earnings of $0.45 per share

OTTAWA, Canada – March 15, 2007 – Wi-LAN Inc. (TSX: WIN) ("Wi-LAN" or the "Company") announced today its financial results for the 2007 Fiscal First Quarter, the period that ends on January 31, 2007. *All financial amounts are expressed in thousands of Canadian dollars, except per share amounts or unless otherwise noted.*

Highlights

During the fiscal first quarter of 2007, Wi-LAN achieved record revenues and earnings. Revenues in the first quarter 2007 were $49,265, compared with $nil in first quarter 2006. Basic net earnings per share were $0.45 in Q1/07 compared with $0.08 in Q1/06.

In the first quarter of 2007, the Company completed two significant transactions:

- on December 4, 2006, Wi-LAN licensed its patent portfolio to Nokia Corporation ("Nokia") for total consideration of $49,265; and
- the Company completed a bought deal financing for net cash proceeds of $28,292 (gross proceeds of $30,000) on December 29, 2006.

Subsequent to the first quarter, Wi-LAN completed a bought deal financing for net cash proceeds of approximately $37,750 (gross proceeds of $40,000) on March 13, 2007.

Operations

Fiscal Quarter		**Q1/07**		**Q1/06**
Three Months Ended January 31		**2007**		**2006**
Revenues	**$**	**49,265**	$	-
Earnings from continuing operations before income taxes		**45,296**		9,052
Provision for future income taxes		**(16,726)**		-
Earnings from continuing operations		**28,570**		9,052
Loss from discontinued operations		**-**		(5,662)
Net earnings		**28,570**		3,390
Earnings per share				
From continuing operations				
Basic	**$**	**0.45**	$	0.22
Diluted	**$**	**0.43**	$	0.22
Net earnings				
Basic	**$**	**0.45**	$	0.08
Diluted	**$**	**0.43**	$	0.08

Fiscal first quarter 2007 results reflected the $49,265 of revenues from the license agreement with Nokia. Operating expenses amounted to $3,390, including the cost of salaries and benefits, bonuses and commissions, costs relating to restricted share units and deferred stock units granted under the respective plans, legal costs, patent management expenses and other expenses to operate the business. Depreciation & amortization costs of $746 were mainly the amortization expense related to the Company's patent portfolio. The provision for future income tax of $16,726 is a non-cash charge due to the application of tax losses carried forward from prior years.

First quarter 2006 earnings reflect mainly the $9,635 settlement with Cisco Systems, a $1,145 gain on the sale of property, operating expenses of $1,551, and $5,662 of losses incurred in the discontinued products and engineering services businesses that were exited in 2006.

Financial Position

	January 31, 2007	October 31, 2006
Cash and cash equivalents	$ **57,756**	$ 16,680
Future tax asset	-	16,726
Patents	**43,047**	9,787
Shareholders' equity	**101,606**	43,274

Since October 31, 2006, the Company's fiscal year end, cash and cash equivalents increased by $41,076 due to the $28,292 of net proceeds from the sale of common shares in December 2006 and the approximately $13,600 of cash received in January 2007 from Nokia pursuant to the license agreement. Subsequent to the first quarter, an additional approximately $37,750 of cash was received on March 13, 2007 from the sale of common shares.

The $16,726 future tax asset reported at October 31, 2006 was charged to earnings in the first quarter of 2007 as a result of the pre-tax earnings generated by the revenues from Nokia. The year end valuation allowance of $19,975 has not been adjusted.

The carrying value of patents grew to $43,047 at January 31, 2007 due to the acquisition of digital subscriber line ("DSL") patents from Nokia. The Company has already initiated steps to license those patents as part of its overall licensing program.

Management's Comments

"In the first quarter, we focused on continuing to execute our strategy to harvest the value of our patent portfolio and to grow our business through patent acquisitions. This resulted in the most successful quarter in the Company's 14-year history," said Jim Skippen, President and CEO.

"We licensed our wireless patent portfolio in a $49 million deal with Nokia, acquiring valuable DSL patents in the process, and we completed a $30 million round of financing. Not only did the Nokia deal provide high-margin revenue, it further endorsed the credibility and value of Wi-

LAN's patents. Since Nokia, a number of other companies have come forward and accelerated the pace of our licensing discussions."

"The additional $40 million raised this week further strengthens our financial position, and gives us greater flexibility to actively pursue patent acquisitions and enter into litigation if that becomes necessary to achieve our licensing objectives," he added.

Operating Expense "Guidance"

It has been Wi-LAN's practice not to provide guidance on the range of expected future revenues and earnings, given the relatively early stage of its development in licensing as well as the difficulty in predicting the timing and value of patent acquisition opportunities and possible future litigation, both of which could require significant investment. In order to assist investors and other interested parties in their understanding of Wi-LAN's performance, management believes that operating expenses for the fiscal year 2007 will likely be in the range of $8.5-10.5 million, based on current plans and expectations.

Conference Call Information – March 15, 2007 - 10:00AM EST

Wi-LAN will conduct a conference call to discuss its fiscal year results today at 10:00 AM Eastern Time.

Participants calling from Canada or the US should call toll free: (866) 585-6398
Callers from other international locations should call: (416) 849-9626

Participants are requested to call in 10 minutes before the start of the call.
For those who prefer to join by webcast, visit www.wi-lan.com. The call will be archived there.

Wi-LAN representatives will be:
Jim Skippen, President & CEO and Steve Bower, CFO

A replay of the call will be available until 11:59 PM EST on 3/23/2007:

- Replay Number (Toll Free): 866-245-6755
- Replay Number (International): 416-915-1035
- Passcode: 721476

About Wi-LAN Inc.

Wi-LAN, which was founded in 1992, licenses intellectual property that drives a full range of products providing access in wireless and wireline telecommunications markets. Some of the fundamental technologies covered by Wi-LAN's patents include: CDMA, Wi-Fi, WiMAX and DSL. Wi-LAN has already licensed its intellectual property to a number of major companies, including Cisco, Fujitsu and Nokia.

Forward-looking Information

Certain statements in this release, other than statements of historical fact, may include forward-looking information that involves various risks and uncertainties. These may include, without limitation, statements based on current expectations involving a number of risks and uncertainties related to all aspects of the wireless and wireline communications industry and the global economy. These risks and uncertainties include, but are not restricted to: the Company is almost exclusively reliant on additional licensing of its patent portfolio to generate future revenues and cash flows; acquisitions of additional products, technologies or businesses could materially adversely affect the Company; the Company is dependent on the performance of its key officers and employees and the need to attract and retain personnel; the Company may be required to establish the enforceability of the Company's patents in court to obtain material licensing revenues; the Company needs to acquire or develop new patents to continue to grow its business; the Company will need to invest to translate its intellectual property position into sustainable profit in the market; and changes in patent legislation or in the interpretation or application of patent litigation that could materially adversely affect the Company. These risks and uncertainties may cause actual results to differ from information contained herein, when estimates and assumptions have been used to measure and report results. There can be no assurance that such forward-looking statements will prove to be accurate. Actual result and future events could differ materially from those anticipated in such statements. These and all subsequent written and oral forward-looking statements are based on the estimates and opinions of management on the dates they are made and expressly qualified in their entirety by this notice. The Company assumes no obligation to update forward looking statements should circumstances or management's estimates or opinions change.

- ## -

For more information please contact Wi-LAN:

Steve Bower, CFO
C: 1.613.697.7159
O: 1.613.688.4898
E-mail: sbower@wi-lan.com

Lynne Bermel, Director Corporate Communications
O: 1.613.688.4900 ext. 2019
E-mail: lbermel@wi-lan.com
Website: www.wi-lan.com

Wi-LAN Inc.
Consolidated Statements of Operations and Deficit
(Unaudited)
(in thousands of Canadian dollars, except per share amounts)

Three Months Ended January 31	2007	2006
Revenues	$ **49,265**	$ -
Income/(expenses) from the following:		
Operating expenses	**(3,390)**	(1,551)
Depreciation & amortization	**(746)**	(138)
Settlement	**-**	9,635
Gain on sale of property	**-**	1,145
Interest:		
Interest income	**177**	16
Interest expense on long-term debt	**-**	(55)
Other interest expense	**(10)**	-
Earnings from continuing operations before income taxes	**45,296**	9,052
Provision for income taxes	**(16,726)**	-
Earnings from continuing operations	**28,570**	9,052
Loss from discontinued operations	**-**	(5,662)
Net earnings	**28,570**	3,390
Deficit, beginning of period	**(165,592)**	(179,701)
Deficit, end of period	$ **(137,022)**	$ (176,311)
Earnings/(loss) per share		
Continuing operations		
Basic	$ **0.45**	$ 0.22
Diluted	$ **0.43**	$ 0.22
Discontinued operations		
Basic	$ **-**	$ (0.14)
Diluted	$ **-**	$ (0.14)
Net earnings		
Basic	$ **0.45**	$ 0.08
Diluted	$ **0.43**	$ 0.08
Weighted average number of shares		
Basic	**63,957,925**	41,948,829
Diluted	**66,718,801**	41,948,829

Wi-LAN Inc.
Consolidated Balance Sheets
(Unaudited)
(in thousands of Canadian dollars)

	January 31, 2007	October 31, 2006
Assets		
Current assets:		
Cash and cash equivalents	**$ 57,756**	$ 16,680
Accounts receivable	**2,113**	400
Future tax asset	**-**	16,726
Prepaid expenses and deposits	**287**	387
Assets of discontinued businesses	**-**	621
Current assets	**60,156**	34,814
Furniture and equipment, net	**193**	174
Patents, net	**43,047**	9,787
Assets	**$ 103,396**	$ 44,775
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable and accrued liabilities	**$ 1,790**	$ 814
Liabilities of discontinued businesses	**-**	687
Current liabilities	**1,790**	1,501
Shareholders' equity:		
Common shares	**232,677**	202,396
Contributed surplus	**5,951**	6,470
Deficit	**(137,022)**	(165,592)
Shareholders' equity	**101,606**	43,274
Liabilities and Shareholders' Equity	**$ 103,396**	$ 44,775

Wi-LAN Inc.
Consolidated Statements of Cash Flows
(Unaudited)
(in thousands of Canadian dollars)

Three Months Ended January 31	2007	2006
Cash provided by/(used in)		
Operations		
Earnings from continuing operations	$ 28,570	$ 9,052
Non-cash items:		-
Stock-based compensation	143	50
Depreciation & amortization	746	138
Settlement	-	(9,635)
Gain on sale of property	-	(1,145)
Gain on sale of patents	-	(429)
Patents acquired	(34,000)	-
Future income tax	16,726	-
Other non-cash items	-	211
	12,185	(1,758)
Change in non-cash working capital balances:		
Accounts receivable	(1,713)	165
Prepaid expenses and deposits	100	59
Accounts payable and accrued liabilities	976	11
Cash generated from/(used in) continuing operations	11,548	(1,523)
Cash used in discontinued operations	(66)	(4,818)
Cash generated from/(used in) operations	11,482	(6,341)
Financing		
Proceeds on sale of common shares, net of share issuance costs	28,292	-
Share capital issued for cash on the exercise of options	1,063	-
Share capital issued for cash on the exercise of warrants	264	-
Cash received from loan payable	-	2,000
Cash generated from continuing operations	29,619	2,000
Cash used in discontinued operations	-	(14)
Cash generated from financing	29,619	1,986
Investing		
Purchase of furniture and equipment	(25)	(1)
Purchase of patents and trademarks	-	(6)
Restricted cash	-	(2,000)
Proceeds from settlement, net	-	9,635
Proceeds from sale of patents	-	1,510
Cash (used in)/generated from continuing operations	(25)	9,138
Cash used in discontinued operations	-	(99)
Cash (used in)/generated from investing	(25)	9,039
Net cash and cash equivalents generated in the period	41,077	4,684
Cash and cash equivalents, beginning of period	16,680	3,690
Cash and cash equivalents, end of period	$ 57,757	$ 8,374

Wi-LAN Closes $40 Million Bought Deal Financing

Ottawa, Canada – March 13, 2007 - OTTAWA, Canada –Wi-LAN Inc. (TSX: **WIN**) ("Wi-LAN" or the "Company") announced today that it has completed the previously announced sale of 5,714,300 common shares of the Company. The shares were issued on a bought deal basis, at a price of $7.00 per common share, for gross proceeds of $40,000,100. The shares were offered by way of a short form prospectus in all of the provinces and territories of Canada (excluding Quebec) and in the United States on a private placement basis. A syndicate led by Wellington West Capital Markets Inc. and including CIBC World Markets Inc., Genuity Capital Markets G.P., Paradigm Capital Inc., GMP Securities L.P., and Dundee Securities Corporation acted as underwriters for the offering.

"With this financing and with our previous cash reserve, we are in a very strong position to grow our business through the selective acquisition of valuable IP," said Jim Skippen, President & CEO. "Our solid financial position also shows prospective licensees that we are capable of going the distance in any litigation that might be required to enforce our patents."

The securities offered have not been registered under the *U.S. Securities Act of 1933*, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. This press release shall not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

About Wi-LAN Inc.

Wi-LAN, which was founded in 1992, licenses intellectual property that drives a full range of products providing access in wireless and wireline telecommunications markets. Some of the fundamental technologies covered by Wi-LAN's patents include: CDMA, Wi-Fi, WiMAX and DSL. Wi-LAN has already licensed its intellectual property to a number of major companies, including Cisco, Fujitsu and Nokia.

Forward-looking Information

Certain statements in this release, other than statements of historical fact, may include forward-looking information that involves various risks and uncertainties. These may include, without limitation, statements based on current expectations involving a number of risks and uncertainties related to all aspects of the wireless and wireline communications industry and the global economy. These risks and uncertainties include, but are not restricted to: the Company is almost exclusively reliant on additional licensing of its patent portfolio to generate future revenues and cash flows; acquisitions of additional products, technologies or businesses could materially adversely affect the Company; the Company is dependent on the performance of its key officers and employees and the need to attract and retain personnel; the Company may be required to establish the enforceability of the Company's patents in court to obtain material licensing revenues; the Company needs to acquire or develop new patents to continue to grow its business; the Company will need to invest to translate its intellectual property position into sustainable profit in the market; and changes in patent legislation or in the interpretation or application of patent litigation that could materially adversely affect the Company. These risks and uncertainties may

cause actual results to differ from information contained herein, when estimates and assumptions have been used to measure and report results. There can be no assurance that such forward-looking statements will prove to be accurate. Actual result and future events could differ materially from those anticipated in such statements. These and all subsequent written and oral forward-looking statements are based on the estimates and opinions of management on the dates they are made and expressly qualified in their entirety by this notice. The Company assumes no obligation to update forward looking statements should circumstances or management's estimates or opinions change.

- ## -

For more information please contact Wi-LAN:

Steve Bower, CFO
C: 1.613.697.7159
O: 1.613.688.4898
E-mail: sbower@wi-lan.com

Lynne Bermel, Director, Corporate Communications
O: 1.613.688.4900 ext. 2019
C: 1.613.864.4058
E-mail: lbermel@wi-lan.com

Website: www.wi-lan.com

10

Wi-LAN Announces 2007 First Quarter Conference Call

OTTAWA, Canada – March 8, 2007 – Wi-LAN Inc. (TSX:WIN) ("Wi-LAN" or "the Company") will release its 2007 First Quarter Financial Results for the period ending January 31, 2007 on **Thursday, March 15, 2007** before the financial markets open.

Following the release, Wi-LAN will host a conference call and webcast at **10:00 AM EST** the same day. Jim Skippen, Wi-LAN's President and CEO and Steve Bower, CFO, will review the Q1 results and respond to callers' questions during the call.

- Participants calling from Canada or the United States should call:
  1-866-585-6398 (Toll Free)

- Callers from other international locations may access the call at:
  1-416-849-9626

- For those who prefer to join by Webcast:
  www.wi-lan.com
  or
  http://www.vcall.com/IC/ClientPage.asp?ID=114320

If you are unable to participate during the live conference call, the call will be available by telephone until 11:59 PM on March 23, 2007:

- Replay Number (Toll Free) **1-866-245-6755**
- Replay Number (International) **1-416-915-1035**
- Passcode: **721476**

About Wi-LAN Inc.

Wi-LAN, which was founded in 1992, licenses intellectual property that drives a full range of products providing access in wireless and wireline telecommunications markets. Some of the fundamental technologies covered by Wi-LAN's patents include: CDMA, Wi-Fi, WiMAX and ADSL. Wi-LAN has already licensed its intellectual property to a number of major companies, including Cisco, Fujitsu and Nokia.

- ## -

For more information please contact Wi-LAN:

Steve Bower, CFO
C: 1.613.697.7159
O: 1.613.688.4898
E-mail: sbower@wi-lan.com

Lynne Bermel, Director Corporate Communications
O: 1.613.688.4900 ext. 2019
E-mail: lbermel@wi-lan.com
Website: www.wi-lan.com

71

Wi-LAN Announces $40,000,100 Bought Deal Financing

THIS NEWS RELEASE IS NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES, AND DOES NOT CONSTITUTE AN OFFER OF THE SECURITIES DESCRIBED HEREIN

Ottawa, Canada – February 20, 2007 - Wi-LAN Inc. (TSX: "WIN") (the "Company") is pleased to announce that it has entered into a bought deal agreement with a syndicate of underwriters led by Wellington West Capital Markets Inc. and including CIBC World Markets Inc., Genuity Capital Markets G.P., Paradigm Capital Inc., GMP Securities L.P., and Dundee Securities Corporation (collectively, the "Underwriters"). Under the agreement, the syndicate will purchase from the Company 5,714,300 million common shares of the Company ("Common Shares") at a price of $7.00 per Common Share for gross proceeds of $40,000,100.

The Underwriters have the option to purchase up to an additional 571,430 Common Shares at the issue price at any time prior to 30 days following the closing date for additional gross proceeds of $4,000,010. The Common Shares to be issued under the Offering will be offered by way of a short form prospectus in all of the provinces of Canada (except Quebec) and in the United States on a private placement basis pursuant to an exemption from the registration requirements of the *United States Securities Act of 1933,* as amended.

The offering is scheduled to close on or about March 13, 2007 and is subject to certain conditions including, but not limited to, the receipt of all necessary regulatory approvals, including the approval of the Toronto Stock Exchange and the securities regulatory authorities.

The net proceeds from the offering will be used to fund acquisitions of patent portfolios identified as strategic to the Company's business and for working capital and general corporate purposes.

"We are currently in discussions on a number of initiatives, including the acquisition of patents," said Jim Skippen, President & CEO. "With the number of interesting opportunities being presented to us, this additional financing is necessary to enable us to move quickly to purchase those patent portfolios that we identify as high quality acquisitions."

The securities being offered have not been, nor will they be, registered under the *United States Securities Act of 1933*, as amended, and may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons absent registration or an applicable exemption from registration requirements. *This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful.*

About Wi-LAN Inc.

Wi-LAN, which was founded in 1992, licenses intellectual property that drives a full range of products providing access in wireless and wireline telecommunications markets. Some of the fundamental technologies covered by Wi-LAN's patents include: CDMA, Wi-Fi, WiMAX and ADSL. Wi-LAN has already licensed its intellectual property to a number of major companies, including Cisco, Fujitsu and Nokia.

Forward-looking Information

Certain statements in this release, other than statements of historical fact, may include forward-looking information that involves various risks and uncertainties. These may include, without limitation, statements based on current expectations involving a number of risks and uncertainties related to all aspects of the wireless and wireline communications industry and the global economy. These risks and uncertainties include, but are not restricted to: the almost exclusive reliance of the Company on licensing its patent portfolio to generate revenues and cash flows; that the Company may be required to establish the enforceability of its patents in court to obtain material licensing revenues; that the Company will need to acquire or develop new patents to continue to grow its business; that the Company requires investment to translate its intellectual property position into sustainable profit in the market; that the Company is dependent on the performance of its key officers and employees; that changes in patent legislation or in the interpretation or application of patent litigation could materially adversely affect the Company; and that the Company has and may make acquisitions of products, technologies or businesses which could materially adversely affect the Company. These risks and uncertainties may cause actual results to differ from information contained herein, when estimates and assumptions have been used to measure and report results. There can be no assurance that such forward-looking statements will prove to be accurate. Actual result and future events could differ materially from those anticipated in such statements. These and all subsequent written and oral forward-looking statements are based on the estimates and opinions of management on the dates they are made and expressly qualified in their entirety by this notice. The Company assumes no obligation to update forward looking statements should circumstances or management's estimates or opinions change.

- ## -

For more information please contact Wi-LAN:
Steve Bower, CFO
C: 1.613.697.7159
O: 1.613.688.4898
E-mail: sbower@wi-lan.com

Lynne Bermel, Director, Corporate Communications
O: 1.613.688.4900 ext, 2019
E-mail: lbermel@wi-lan.com
Website: www.wi-lan.com

Wi-LAN Exploring Growth Opportunities

OTTAWA, Canada – February 5, 2007 – Wi-LAN Inc. (TSX: WIN), at the request of Toronto Stock Exchange concerning recent market activity of Wi-LAN's shares, confirms that it is in discussions on a number of initiatives, including the acquisition of patents and/or companies, combinations and/or mergers that could account for such activity. All such discussions are preliminary at this stage and there are no assurances that any of the above initiatives will be completed.

About Wi-LAN Inc.

Wi-LAN, which was founded in 1992, licenses intellectual property that drives a full range of products providing access in wireless and wireline telecommunications markets. Some of the fundamental technologies covered by Wi-LAN's patents include: CDMA, Wi-Fi, WiMAX and ADSL. Wi-LAN has already licensed its intellectual property to a number of major companies, including Cisco, Fujitsu and Nokia.

Forward-looking Information

Certain statements in this release, other than statements of historical fact, may include forward-looking information that involves various risks and uncertainties. These may include, without limitation, statements based on current expectations involving a number of risks and uncertainties related to all aspects of the wireless and wireline communications industry and the global economy. These risks and uncertainties include, but are not restricted to: the almost exclusive reliance of the Company on licensing its patent portfolio to generate revenues and cash flows; that the Company may be required to establish the enforceability of its patents in court to obtain material licensing revenues; that the Company will need to acquire or develop new patents to continue to grow its business; that the Company requires investment to translate its intellectual property position into sustainable profit in the market; that the Company is dependent on the performance of its key officers and employees; that changes in patent legislation or in the interpretation or application of patent litigation could materially adversely affect the Company; and that the Company has and may make acquisitions of products, technologies or businesses which could materially adversely affect the Company. These risks and uncertainties may cause actual results to differ from information contained herein, when estimates and assumptions have been used to measure and report results. There can be no assurance that such forward-looking statements will prove to be accurate. Actual result and future events could differ materially from those anticipated in such statements. These and all subsequent written and oral forward-looking statements are based on the estimates and opinions of management on the dates they are made and expressly qualified in their entirety by this notice. The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.

- ## -

For more information please contact Wi-LAN:

Steve Bower, CFO
C: 1.613.697.7159
O: 1.613.688.4898
E-mail: sbower@wi-lan.com

Lynne Bermel, Director, Corporate Communications
O: 1.613.688.4900 ext, 2019
E-mail: lbermel@wi-lan.com

Website: www.wi-lan.com

Wi-LAN ANNOUNCES FISCAL 2006 FINANCIAL RESULTS

Company Reports Earnings of $14 Million in Fiscal 2006

OTTAWA, Canada – January 11, 2007 – Wi-LAN Inc. (TSX: WIN) ("Wi-LAN" or "the Company") today announced financial results for the fiscal year ended October 31, 2006. *All financial amounts are expressed in thousands of Canadian dollars, except per share amounts or unless otherwise noted.*

FINANCIAL HIGHLIGHTS

OPERATIONS

Years ended October 31	2006	2005	2004
Revenues	$ 2,108	$ -	$ -
Earnings/(loss) from continuing operations before income tax	9,561	(4,173)	(2,925)
Provision for future income tax recovery	16,726	-	-
Earnings/(loss) from continuing operations	26,287	(4,173)	(2,925)
Loss from discontinued operations	(12,178)	(21,605)	(4,124)
Net earnings/(loss)	$ 14,109	$ (25,778)	$ (7,049)
Earnings/(loss) per share - basic and diluted			
From continuing operations	$ 0.54	$ (0.10)	$ (0.07)
From discontinued operations	(0.25)	(0.51)	(0.10)
Net earnings/(loss) per share	$ 0.29	$ (0.61)	$ (0.17)

During 2006, Wi-LAN transformed itself into a pure-play wireless and wireline IP licensing company by divesting its products and engineering services businesses.

Revenues from Wi-LAN's licensing activities reached $2,108 for the fiscal year ending October 31, 2006. There were no license revenues generated in the prior two years. The Company generated $9,561 of earnings from its continuing licensing business before taxes in fiscal 2006, following two years of losses.

The 2006 results reflected $5,721 of operating expenses for the Company's staff, external legal costs, facilities, administration and other expenses plus $676 of depreciation and amortization expenses relating mainly to its patent portfolio. Pre-tax 2006 earnings also included several non-recurring gains: a $9,635 net settlement with Cisco Systems Inc. ("Cisco") that included the sale of patents and paid-up royalties on certain patents; a $2,919 gain on its settlement with Industry Canada; and the $1,145 gain on the sale of its Calgary head office. The Company also reported a $16,726 non-cash future income tax recovery based mainly on the income from license agreement signed with Nokia in December 2006 following the fiscal year end.

Losses from the discontinued products and engineering services businesses amounted to $(12,178), $9,427 less than the prior year due to lower R&D, sales and marketing and other expenses. The Company exited these businesses in the fiscal second quarter ending April 30, 2006.

FINANCIAL POSITION

As at October 31	2006	2005	2004
Cash and cash equivalents	**$ 16,680**	**$ 3,690**	**$ 13,768**
Future tax asset	**16,726**	**-**	**-**
Patents and trademarks	**9,787**	**10,059**	**10,512**
Shareholders' equity	**43,274**	**10,916**	**35,830**

Wi-LAN's cash position improved by $12,990 in 2006 mainly due to the $14,738 of net cash raised by the issuance and sales of common shares in June and August 2006.

SUBSEQUENT EVENTS

Two significant subsequent events were achieved in December 2006, after the end of the fiscal year.

- Wi-LAN licensed its patent portfolio to Nokia for total consideration of $49,200, including approximately $15,200 of cash and ADSL patents valued at $34,000; and
- The Company completed a bought deal financing to issue 6,666,700 common shares for net cash proceeds of approximately $28,250 (gross proceeds of $30,000).

MANAGEMENT COMMENTS

"This has been a watershed year for Wi-LAN, including our dramatic turnaround to profitability in 2006," said Jim Skippen, President & CEO. "We started with a very strong wireless patent portfolio and put in place a dedicated and experienced management team. Our patent deal with Nokia, announced on December 4, 2006, is highly significant. Not only did it produce high-margin revenue, it provided instant validation that the things we've been saying about our patents were right. It also gave us access to some of the world's most important patents in ADSL - the technology that provides access for an estimated two thirds of the world's Internet users."

"Our financial position has not been this strong in many years," said Steve Bower, CFO. "Taking into account the $28 million net cash raised in December, we are now in an excellent position to fund growth in our operations, carry the costs of litigation, and continue to grow our valuable patent portfolio."

CONFERENCE CALL INFORMATION – JANUARY 11, 2007 - 10:00 EASTERN TIME

Wi-LAN will conduct a conference call to discuss its fiscal year results today at **10:00A.M.** eastern time (**8:00** A.M. mountain time).

Participants calling from Canada or the Unites States should call toll-free: **1 (866) 585-6398**

Callers from other international locations may access the call at: **1 (416) 849-9626**

For those who prefer to join by webcast, the URL is:

http://www.vcall.com/IC/CEPage.asp?ID=112809

Participants are requested to call in 10 minutes before the start of the call. The call will be webcast from Wi-LAN's website at www.wi-lan.com and will be archived there.

Wi-LAN representatives will be:

Jim Skippen – President & CEO, and

Steve Bower – CFO

A replay of the call will be available until 11:59 P.M. Eastern time on January 18, 2007 by calling 1 (866) 245-6755 or 1 (416) 915-1035. The replay pin number is: 44 86 63. The Conference Call will also be available by webcast at the same URL noted above.

About Wi-LAN Inc.

Wi-LAN, which was founded in 1992, licenses intellectual property that drives a full range of products providing access in wireless and wireline telecommunications markets. Some of the fundamental technologies covered by Wi-LAN's patents include: CDMA, Wi-Fi, WiMAX and ADSL. Wi-LAN has already licensed its intellectual property to a number of major companies, including Cisco, Fujitsu and Nokia.

Detailed information on Wi-LAN can be found at www.wi-lan.com.

Forward-looking Information

Certain statements in this release, other than statements of historical fact, may include forward-looking information that involves various risks and uncertainties. These may include, without limitation, statements based on current expectations involving a number of risks and uncertainties related to all aspects of the wireless and wireline communications industry and the global economy. These risks and uncertainties include, but are not restricted to: the almost exclusive reliance of the Company on licensing its patent portfolio to generate revenues and cash flows; that the Company may be required to establish the enforceability of its patents in court to obtain material licensing revenues; that the Company will need to acquire or develop new patents to continue to grow its business; that the Company requires investment to translate its intellectual property position into sustainable profit in the market; that the Company is dependent on the performance of its key officers and employees; that changes in patent legislation or in the interpretation or application of patent litigation could materially adversely affect the Company; and that the Company has and may make acquisitions of products, technologies or businesses which could materially adversely affect the Company. These risks and uncertainties may cause actual results to differ from information contained herein, when estimates and assumptions have been used to measure and report results. There can be no assurance that such forward-looking statements will prove to be accurate. Actual result and future events could differ materially from those anticipated in such statements. These and all subsequent written and oral forward-looking statements are based on the estimates and opinions of management on the dates they are made and expressly qualified in their entirety by this notice. The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.

- ## -

For more information please contact:

Wi-LAN Inc.
Steve Bower, CFO
1 (613) 697-7159
e-mail: sbower@wi-lan.com
Website: www.wi-lan.com

Genoa Management
Amir Nayeri
1 (866) 430-6247
e-mail: info@genoa.ca
Website: www.genoa.ca

Wi-LAN Inc.

Consolidated Statements of Operations and Deficit
(In thousands of Canadian dollars, except per share amounts)

Years ended October 31		2006		2005
Revenues	$	2,108	$	-
Income/(expenses) from the following:				
Operating expenses		(5,721)		(3,872)
Depreciation and amortization		(676)		(563)
Settlement		9,635		-
Gain on debt settlement		2,919		-
Gain on sale of property		1,145		88
Gain on disposal of long-term investments		-		142
Inpairment of investments		-		(70)
Other income		29		297
Interest:				
Interest income		219		176
Interest expense on long-term debt		(97)		(286)
Other interest expense		-		(85)
Earnings/(loss) from continuing operations before income taxes		9,561		(4,173)
Provision for future income tax recovery		16,726		-
Earnings/(loss) from continuing operations		26,287		(4,173)
Loss from discontinued operations		(12,178)		(21,605)
Net earnings/(loss)		14,109		(25,778)
Deficit, beginning of year		(179,701)		(153,923)
Deficit, end of year	$	(165,592)	$	(179,701)
Earnings/(loss) per share - basic and diluted				
From continuing operations	$	0.54	$	(0.10)
From discontinued operations		(0.25)		(0.51)
Net earnings/(loss) per share	$	0.29	$	(0.61)

Wi-LAN Inc.
Consolidated Balance Sheets
(In thousands of Canadian dollars)

As at October 31	2006	2005
Assets		
Current assets:		
Cash and cash equivalents	$ 16,680	$ 3,690
Accounts receivable	400	-
Future tax asset	16,726	-
Prepaid expenses and deposits	387	453
Assets of discontinued businesses	621	11,290
Current assets	34,814	15,433
Furniture and equipment	174	86
Patents and trademarks	9,787	10,059
	$ 44,775	$ 25,578
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable and accrued liabilities	$ 814	$ 1,706
Debt	-	4,508
Current portion of deferred gain on sale of property	-	176
Liabilities of discontinued businesses	687	7,303
Current liabilities	1,501	13,693
Deferred gain on sale of property	-	969
Total liabilities	1,501	14,662
Shareholders' equity		
Common shares	202,396	184,921
Contributed surplus	6,470	5,696
Deficit	(165,592)	(179,701)
Shareholders' equity	43,274	10,916
	$ 44,775	$ 25,578

Wi-LAN Inc.
Consolidated Statements of Cash Flows
(In thousands of Canadian dollars)

Years ended October 31	2006	2005
Cash provided by/(used in)		
Operations		
Earnings from continuing operations	$ 26,287	$ (4,173)
Non-cash items:		
Stock-based compensation	447	379
Depreciation and amortization	676	563
Settlement	(9,635)	-
Debt settlement	(4,508)	843
Gain on sale of property	(1,145)	(88)
Deferred stock units	105	-
Gain on disposal of long-term investments	-	(142)
Inpairment of investments	-	70
Gain on sale of patents	(429)	-
Future tax recovery	(16,726)	-
	(4,928)	(2,548)
Change in non-cash working capital balances:		
Accounts receivable	(400)	-
Prepaid expenses	66	(261)
Accounts payable and accrued liabilities	(892)	250
Cash (used in) continuing operations	(6,154)	(2,559)
Cash (used in) discontinued operations	(7,800)	(12,188)
Cash (used in) operations	(13,954)	(14,747)
Financing		
Proceeds on sale of common shares, net	14,738	-
Share capital issued for cash on the exercise of options	479	56
Share capital issued for cash on the exercise of warrants	233	-
Cash received from loan payable	2,000	-
Repayment of loan payable	(2,000)	-
Repayment of long-term debt	-	(7,842)
Cash generated from/(used in) continuing operations	15,450	(7,786)
Cash (used in) discontinued operations	(61)	(48)
Cash generated from/(used in) financing	15,389	(7,834)
Investing		
Purchase of furniture and equipment	(107)	(4)
Purchase of patents and trademarks	(6)	(102)
Restricted cash	-	775
Proceeds from settlement, net	9,635	-
Proceeds from sale of patents	1,510	-
Proceeds on sale of property, net	-	11,787
Proceeds on sale of long-term investments, net	-	303
Cash generated from continuing operations	11,032	12,759
Cash generated from/(used in) discontinued operations	523	(256)
Cash generated from investing	11,555	12,503
Net cash and cash equivalents generated/(used) in the year	12,990	(10,078)
Cash and cash equivalents at beginning of year	3,690	13,768
Cash and cash equivalents at end of year	$ 16,680	$ 3,690

Wi-LAN

Wi-LAN Announces Conference Call for 2006 Year-End Financial Results

OTTAWA, Canada – January 8, 2007 – Wi-LAN Inc. (TSX:WIN) ("Wi-LAN" or "the Company") will release its fiscal 2006 financial results for the period ending October 31, 2006 on January 11, 2007 before the financial markets open. Following the release, Wi-LAN will host a conference call and webcast at 10:00 AM Eastern time the same day. Jim Skippen, President & CEO and Steve Bower, CFO, will review the year-end results and respond to callers' questions during the call.

Participants calling from Canada or the United States should call toll-free:
1-866-585-6398

Callers from other international locations may access the call at:
1-416-849-9626

For those who prefer to join by webcast,
URL: http://eventcalls.com/console/console-login?active=yes
Web Pin: 11 90 499

If you are unable to participate during the live conference call, the call will also be available via telephone until 11:59 PM on January 18, 2007 by calling 1-866-245-6755 or 1-416-915-1035. The replay pin number is 44 86 63. The conference call will also be available by webcast at the same URL noted above.

About Wi-LAN Inc.

Wi-LAN, which was founded in 1992, licenses intellectual property that drives a full range of products providing access in wireless and wireline telecommunications markets. Some of the fundamental technologies covered by Wi-LAN's patents include: CDMA, Wi-Fi, WiMAX and ADSL. Wi-LAN has already licensed its intellectual property to a number of major companies, including Cisco, Fujitsu and Nokia.

Detailed information on Wi-LAN can be found at www.wi-lan.com.

Forward-looking Information

Certain statements in this release, other than statements of historical fact, may include forward-looking information that involves various risks and uncertainties. These may include, without limitation, statements based on current expectations involving a number of risks and uncertainties related to all aspects of the wireless and wireline communications industry and the global economy. These risks and uncertainties include, but are not restricted to: the almost exclusive reliance of the Company on licensing its patent portfolio to generate revenues and cash flows; that the Company may be required to establish the enforceability of its patents in court to obtain material licensing revenues; that the Company will need to acquire or develop new patents to continue to grow its business; that the Company requires investment to translate its intellectual property position into sustainable profit in the market; that the Company is dependent on the performance of its key officers and employees; that changes in patent legislation or in the interpretation or application of patent litigation could materially adversely affect the Company; and that the Company has and may make acquisitions of products, technologies or businesses which could materially adversely affect the Company. These risks and uncertainties may cause actual results to differ from information contained herein, when estimates and assumptions have been used to measure and report results. There can be no assurance that such forward-looking statements will prove to be accurate. Actual result and future events could differ materially from those anticipated in such statements. These and all subsequent written and oral forward-looking statements are based on the estimates and opinions of management on the dates they are made and expressly qualified in their entirety by this notice. The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.

- ## -

For more information please contact:

Wi-LAN Inc.
Steve Bower, CFO
1-613-697-7159
e-mail: sbower@wi-lan.com
Website: www.wi-lan.com

Genoa Management
Amir Nayeri
1-866-430-6247
e-mail: info@genoa.ca
Website: www.genoa.ca

Wi-LAN announces Steve Bower as CFO

OTTAWA, Canada – January 4, 2006 – Wi-LAN Inc. (TSX: WIN) ("Wi-LAN" or "the Company") is pleased to announce the appointment of Steve Bower as its full-time CFO.

Mr. Bower has more than 25 years experience in all areas of finance. Most recently, he has served as Wi-LAN's acting CFO since March 1, 2006, overseeing the Company's transformation from a products and engineering services operation to a pure-play wireless and wireline IP licensing company. Mr. Bower also played a key role in helping the Company complete three successful rounds of financing, raising a total of $46 million. The appointment is effective January 1, 2007.

Prior to joining Wi-LAN, Mr. Bower served as CFO of SiGe Semiconductor, Inc., a high-growth fabless semiconductor company, for six years. He played a key role in SiGe's successful financing, M&A activities and international corporate development. Mr. Bower has also held leadership roles in finance and operations with Petro-Canada, BCE, Nortel and Deloitte & Touche.

"Steve has a proven track record and has already demonstrated outstanding dedication to the Company and delivered excellent results," said Jim Skippen, Wi-LAN's President & CEO. "Steve has played an integral role in the transformation of Wi-LAN, and I look forward to his continued leadership in finance as we grow our business."

Mr. Bower serves on the national Board of Financial Executives International (FEI) and is Chair of its Issues and Policy Advisory Committee. Previously, he served on the Accounting Standards Board of the Canadian Institute of Chartered Accountants (CICA). He is a Fellow (FCA) of the Ontario Institute of Chartered Accountants.

About Wi-LAN Inc.

Wi-LAN, which was founded in 1992, licenses intellectual property that drives a full range of products providing access in wireless and wireline telecommunications markets. Some of the fundamental technologies covered by Wi-LAN's patents include: CDMA, Wi-Fi, WiMAX and ADSL. Wi-LAN has already licensed its intellectual property to a number of major companies, including Cisco, Fujitsu and Nokia.

Forward-looking Information

Certain statements in this release, other than statements of historical fact, may include forward-looking information that involves various risks and uncertainties. These may include, without limitation, statements based on current expectations involving a number of risks and uncertainties related to all aspects of the wireless and wireline communications industry and the global economy. These risks and uncertainties include, but are not restricted to: the almost exclusive reliance of the Company on licensing its patent portfolio to generate revenues and cash flows; that the Company may be required to establish the enforceability of its patents in court to obtain material licensing revenues; that the Company will need to acquire or develop new patents to continue to grow its business; that the Company requires investment to translate its intellectual property position into sustainable profit in the market; that the Company is dependent on the performance of its key officers and employees; that changes in patent legislation or in the interpretation or application of patent litigation could materially adversely affect the Company; and that the Company has and may make acquisitions of products, technologies or businesses which could materially adversely affect the Company. These risks and uncertainties may cause actual results to differ from information contained herein, when estimates and assumptions have been used to measure and report results. There can be no assurance that such forward-looking statements will prove to be accurate. Actual result and future events could differ materially from those anticipated in such statements. These and all subsequent written and oral forward-looking statements are based on the estimates and opinions of management on the dates they are made and expressly qualified in their entirety by this notice. The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.

\- ## -

For more information please contact:

Wi-LAN Inc.
Steve Bower, CFO
1 (613) 697-7159
e-mail: sbower@wi-lan.com
Website: www.wi-lan.com

Genoa Management
Amir Nayeri
1 (866) 430-6247
e-mail: info@genoa.ca
Website: www.genoa.ca

Wi-LAN Completes Closing of $30 Million Bought Deal Financing

OTTAWA, Canada – December 29, 2006 – Wi-LAN Inc. (TSX: **WIN**) ("Wi-LAN" or the "Company") announced today that it has completed the previously announced sale of 6,666,700 common shares of the Company. The shares were issued on a bought deal basis, at a price of $4.50 per common share, for gross proceeds of approximately $30 million. The shares were offered by way of a short form prospectus in all of the provinces of Canada (excluding Quebec) and in the United States on a private placement basis. The shares were offered for sale by a syndicate of underwriters led by CIBC Capital Markets Inc., and included Wellington West Capital Markets Inc., Paradigm Capital Inc., Dundee Securities Corporation and Haywood Securities Inc.

"The additional funds provided by this financing will enable us to fund any litigation that might be required. It will also allow us to purchase additional patent portfolios we identify as high quality acquisition opportunities," said Steve Bower, Wi-LAN's CFO.

The securities offered have not been registered under the *U.S. Securities Act of 1933*, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale, would be unlawful.

About Wi-LAN Inc.

Wi-LAN, which was founded in 1992, licenses intellectual property that drives a full range of products providing access in wireless and wireline telecommunications markets. Some of the fundamental technologies covered by Wi-LAN's patents include: CDMA, Wi-Fi, WiMAX and ADSL. Wi-LAN has already licensed its intellectual property to a number of major companies, including Cisco, Fujitsu and Nokia.

Forward-looking Information

Certain statements in this release, other than statements of historical fact, may include forward-looking information that involves various risks and uncertainties. These may include, without limitation, statements based on current expectations involving a number of risks and uncertainties related to all aspects of the wireless and wireline communications industry and the global economy. These risks and uncertainties include, but are not restricted to: the almost exclusive reliance of the Company on licensing its patent portfolio to generate revenues and cash flows; that the Company may be required to establish the enforceability of its patents in court to

obtain material licensing revenues; that the Company will need to acquire or develop new patents to continue to grow its business; that the Company requires investment to translate its intellectual property position into sustainable profit in the market; that the Company is dependent on the performance of its key officers and employees; that changes in patent legislation or in the interpretation or application of patent litigation could materially adversely affect the Company; and that the Company has and may make acquisitions of products, technologies or businesses which could materially adversely affect the Company. These risks and uncertainties may cause actual results to differ from information contained herein, when estimates and assumptions have been used to measure and report results. There can be no assurance that such forward-looking statements will prove to be accurate. Actual result and future events could differ materially from those anticipated in such statements. These and all subsequent written and oral forward-looking statements are based on the estimates and opinions of management on the dates they are made and expressly qualified in their entirety by this notice. The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.

All trademarks and brands mentioned in this release are the property of their respective owners.

- ## -

For more information please contact:

Wi-LAN Inc.
Steve Bower, CFO
1 (613) 688-4898
e-mail: sbower@wi-lan.com
Website: www.wi-lan.com

Genoa Management
Amir Nayeri
1 (866) 430-6247
e-mail: info@genoa.ca
Website: www.genoa.ca

Court Rules On D-Link appeal

OTTAWA, Canada – December 15, 2006 - Wi-LAN announced today that on December 13, 2006, the Federal Court of Canada ordered that Wi-LAN's claim for punitive damages be struck from the Wi-LAN Statement of Claim against D-Link Canada Inc. and D-Link Systems Inc. The Court therefore allowed D-Link's appeal from a previous order made on August 21, 2006. Wi-LAN believes that this ruling does not materially impact its damages claim or prospects for recovery against D-Link. Wi-LAN wants to proceed expeditiously with its litigation and has therefore decided not to appeal this decision.

About Wi-LAN Inc.

Wi-LAN, which was founded in 1992, licenses intellectual property that drives a full range of products providing access to wireless and wireline telecommunications markets. Some of the fundamental technologies covered by Wi-LAN's patents include: CDMA, Wi-Fi, WiMAX and ADSL. Wi-LAN has already licensed its intellectual property to a number of major companies, including Cisco, Fujitsu and Nokia.

Forward Looking Information

Certain statements in this release, other than statements of historical fact, may include forward-looking information that involves various risks and uncertainties. These may include, without limitation, statements based on current expectations involving a number of risks and uncertainties related to all aspects of the wireless communications industry and the global economy. These risks and uncertainties include, but are not restricted to the enforceability of the Company's patents, the timing of the Company's ability to generate revenues and cash flows from licensing its patent portfolio, the implications of possible litigation regarding the licensing activities, the Company's ability to attract and retain key employees, the ability of the Company to raise capital or other forms of financing on acceptable terms when needed and potential changes in foreign currency rates. These risks and uncertainties may cause actual results to differ from information contained herein, when estimates and assumptions have been used to measure and report results. There can be no assurance that such forward-looking statements will prove to be accurate. Actual result and future events could differ materially from those anticipated in such statements. These and all subsequent written and oral forward-looking statements are based on the estimates and opinions of management on the dates they are made and expressly qualified in their entirety by this notice. The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.

- ## -

For more information please contact:

Wi-LAN Inc.
Steve Bower, CFO
1 (613) 688-4898
E-mail: sbower@wi-lan.com
Website: www.wi-lan.com

Genoa Management
Amir Nayeri
1 (866) 430-6247
E-mail: info@genoa.ca
Website: www.genoa.ca

Wi-LAN Files Final Short Form Prospectus and Re-files Q3 Financial Statements and MD&A

OTTAWA, Canada – December 21, 2006 - Wi-LAN announced today that on December 21, 2006, it filed a final short form prospectus in connection with its previously announced $30 million bought deal financing. In connection with the financing, Wi-LAN also re-filed its financial statements and MD&A for the three and nine months ended July 31, 2006. The financial statements and MD&A have been updated to an effective date of December 21, 2006 by reporting on the subsequent events of signing a license with Nokia and the bought deal financing. The MD&A has also been updated to include a summary of Wi-LAN's current business and ongoing operations.

About Wi-LAN Inc.

Wi-LAN, which was founded in 1992, licenses intellectual property that drives a full range of products providing access to wireless and wireline telecommunications markets. Some of the fundamental technologies covered by Wi-LAN's patents include: CDMA, Wi-Fi, WiMAX and ADSL. Wi-LAN has already licensed its intellectual property to a number of major companies, including Cisco, Fujitsu and Nokia.

Forward Looking Information

Certain statements in this release, other than statements of historical fact, may include forward-looking information that involves various risks and uncertainties. These may include, without limitation, statements based on current expectations involving a number of risks and uncertainties related to all aspects of the wireless communications industry and the global economy. These risks and uncertainties include, but are not restricted to the enforceability of the Company's patents, the timing of the Company's ability to generate revenues and cash flows from licensing its patent portfolio, the implications of possible litigation regarding the licensing activities, the Company's ability to attract and retain key employees, the ability of the Company to raise capital or other forms of financing on acceptable terms when needed and potential changes in foreign currency rates. These risks and uncertainties may cause actual results to differ from information contained herein, when estimates and assumptions have been used to measure and report results. There can be no assurance that such forward-looking statements will prove to be accurate. Actual result and future events could differ materially from those anticipated in such statements. These and all subsequent written and oral forward-looking statements are based on the estimates and opinions of management on the dates they are made and expressly qualified in their entirety by this notice. The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.

- ## -

For more information please contact:

Wi-LAN Inc.
Steve Bower, CFO
1 (613) 688-4898
E-mail: sbower@wi-lan.com
Website: www.wi-lan.com

Genoa Management
Amir Nayeri
1 (866) 430-6247
E-mail: info@genoa.ca
Website: www.genoa.ca

Wi-LAN Files Final Short Form Prospectus and Re-files Q3 Financial Statements and MD&A

OTTAWA, Canada – December 21, 2006 - Wi-LAN announced today that on December 21, 2006, it filed a final short form prospectus in connection with its previously announced $30 million bought deal financing. In connection with the financing, Wi-LAN also re-filed its financial statements and MD&A for the three and nine months ended July 31, 2006. The financial statements and MD&A have been updated to an effective date of December 21, 2006 by reporting on the subsequent events of signing a license with Nokia and the bought deal financing. The MD&A has also been updated to include a summary of Wi-LAN's current business and ongoing operations.

About Wi-LAN Inc.

Wi-LAN, which was founded in 1992, licenses intellectual property that drives a full range of products providing access to wireless and wireline telecommunications markets. Some of the fundamental technologies covered by Wi-LAN's patents include: CDMA, Wi-Fi, WiMAX and ADSL. Wi-LAN has already licensed its intellectual property to a number of major companies, including Cisco, Fujitsu and Nokia.

Forward Looking Information

Certain statements in this release, other than statements of historical fact, may include forward-looking information that involves various risks and uncertainties. These may include, without limitation, statements based on current expectations involving a number of risks and uncertainties related to all aspects of the wireless communications industry and the global economy. These risks and uncertainties include, but are not restricted to the enforceability of the Company's patents, the timing of the Company's ability to generate revenues and cash flows from licensing its patent portfolio, the implications of possible litigation regarding the licensing activities, the Company's ability to attract and retain key employees, the ability of the Company to raise capital or other forms of financing on acceptable terms when needed and potential changes in foreign currency rates. These risks and uncertainties may cause actual results to differ from information contained herein, when estimates and assumptions have been used to measure and report results. There can be no assurance that such forward-looking statements will prove to be accurate. Actual result and future events could differ materially from those anticipated in such statements. These and all subsequent written and oral forward-looking statements are based on the estimates and opinions of management on the dates they are made and expressly qualified in their entirety by this notice. The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.

- ## -

For more information please contact:

Wi-LAN Inc.
Steve Bower, CFO
1 (613) 688-4898
E-mail: sbower@wi-lan.com
Website: www.wi-lan.com

Genoa Management
Amir Nayeri
1 (866) 430-6247
E-mail: info@genoa.ca
Website: www.genoa.ca

Nokia Licenses Wi-LAN's Patent Portfolio

OTTAWA, Ontario – December 4, 2006 – Wi-LAN Inc. (TSX: WIN) announced today that Nokia Corporation of Finland has licensed the Wi-LAN patent portfolio.

Under the terms of the agreement, Nokia receives a fully paid-up license to Wi-LAN's current patent portfolio. In partial consideration for this license, Nokia will transfer to Wi-LAN patents, both issued and pending, related to telecommunications and asymmetric digital subscriber line ("ADSL") technologies. These patents have been valued at $34 million, based on a preliminary independent valuation by a large accounting firm. As additional consideration, Nokia will pay approximately $15.2 million (€10 million) immediately to Wi-LAN. Additional details of the agreement must be kept confidential.

ADSL is the access technology used by over two thirds of the world's 255 million broadband Internet subscribers and allows service providers to supply high-speed Internet access to residential and business customers over their standard telephone lines.

"We are delighted that Nokia is the first company to have taken a license since we refocused the company on licensing intellectual property." said Jim Skippen, President & CEO of Wi-LAN. "We believe there are well over 140 companies that require a license to our patents, so despite being satisfied with the Nokia deal, our licensing team remains busy and focused on furthering our discussions with a number of other companies."

"This deal, including the sale of Nokia ADSL patents, fits nicely with Nokia's strategic approach by further enhancing the return from Nokia's patent assets, and by securing access to the next generation wireless technologies," said Ilkka Rahnasto, Vice President, Nokia Intellectual Property Rights.

"This is the first license signed under our Early License Program, which was launched on October 12 and offers preferential rates to early licensees." said Bill Middleton, VP Licensing and General Counsel of Wi-LAN. Although as in this case with Nokia, we prefer to negotiate a settlement wherever possible, we are prepared to litigate if necessary to ensure Wi-LAN receives fair compensation for the use of its intellectual property."

Conference Call Information – Monday, December 4 – 12:00 PM Eastern time

Wi-LAN will conduct a conference call to discuss this important licensing transaction today at 12:00 PM Eastern Time.

The Wi-LAN representatives on the call will be:

Jim Skippen, President & CEO
Bill Middleton, VP Licensing and General Counsel
Jung Yee, CTO
Steve Bower, CFO

Participants should call 1-866-585-6398 at least 10 minutes before the start of the call. A recording of the call will be available for seven days at 1-866-245-6755; passcode: 374112.

The call will also be available via webcast at the following link:
http://www.vcall.com/IC/CEPage.asp?ID=112166

About Wi-LAN Inc.

Wi-LAN, which was founded in 1992, licenses intellectual property that drives a full range of products providing access to wireless and wireline telecommunications markets. Some of the fundamental technologies covered by Wi-LAN's patents include: CDMA, Wi-Fi, WiMAX and ADSL. Wi-LAN has already licensed its intellectual property to a number of major companies, including Cisco, Fujitsu and Nokia.

Forward Looking Information

Certain statements in this release, other than statements of historical fact, may include forward-looking information that involves various risks and uncertainties. These may include, without limitation, statements based on current expectations involving a number of risks and uncertainties related to all aspects of the wireless communications industry and the global economy. These risks and uncertainties include, but are not restricted to the enforceability of the Company's patents, the timing of the Company's ability to generate revenues and cash flows from licensing its patent portfolio, the implications of possible litigation regarding the licensing activities, the Company's ability to attract and retain key employees, the ability of the Company to raise capital or other forms of financing on acceptable terms when needed and potential changes in foreign currency rates. These risks and uncertainties may cause actual results to differ from information contained herein, when estimates and assumptions have been used to measure and report results. There can be no assurance that such forward-looking statements will prove to be accurate. Actual result and future events could differ materially from those anticipated in such statements. These and all subsequent written and oral forward-looking statements are based on the estimates and opinions of management on the dates they are made and expressly qualified in their entirety by this notice. The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.

- ### -

For more information please contact:

Wi-LAN Inc.
Steve Bower, CFO
1 (613) 688-4898
E-mail: sbower@wi-lan.com
Website: www.wi-lan.com

Genoa Management
Amir Nayeri
1 (866) 430-6247
E-mail: info@genoa.ca
Website: www.genoa.ca

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1 – Name and Address of Company

Wi-LAN Inc. (the "Company")
11 Holland Avenue, Suite 608
Ottawa, ON K1Y 4S1

Item 2 – Date of Material Change

November 9, 2007

Item 3 – News Release

A news release was disseminated by Marketwire Incorporated on November 9, 2007.

Item 4 – Summary of Material Change

The Company announced the resignation of its Chief Financial Officer.

Item 5 – Full Description of Material Change

On November 9, 2007, the Company announced certain changes to its management including the resignation of Steve Bower, the Company's Chief Financial Officer effective the end of November 2007. Phil Martin, the Company's Director of Finance, will act as interim CFO while the Company conducts a search for a new Chief Financial Officer.

Item 6 – Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7 – Omitted Information

N/A

Item 8 – Executive Officer

James Skippen, President, Chief Executive Officer & Chief Legal Officer
(613) 688-4900

Item 9 – Date of Report

November 14, 2007

FORM 51-102F3
Material Change Report

Item 1 Name and Address of Company

Wi-LAN Inc. (the "Company")
11 Holland Avenue, Suite 608
Ottawa, ON K1Y 4S1

Item 2 Date of Material Change

September 13, 2007

Item 3 News Release

A news release was disseminated through CCN Matthews on September 13, 2007 and has been filed on SEDAR.

Item 4 Summary of Material Change

The Company announced that it has acquired a portfolio of 10 issued and pending U.S. patents (the "Portfolio") essential to multi-mode and multi-standard communication devices.

Item 5 Full Description of Material Change

On September 13, 2007, the Company announced that it has acquired a portfolio of 10 issued and pending U.S. patents which are essential to multi-mode and multi-standard communication devices. The Portfolio was purchased by the Company for U.S. $7,000,000 with the potential of additional consideration of up to U.S. $4,000,000 based on meeting certain licensing milestones. The patents expire August 10, 2019.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A.

Item 7 Omitted Information

N/A.

Item 8 Executive Officer

For further information please contact:
Steve Bower, CFO
613-697-7159

Item 9 Date of Report

September 21, 2007

FORM 51-102F3
Material Change Report

Item 1 Name and Address of Company

Wi-LAN Inc. (the "Company")
11 Holland Avenue, Suite 608
Ottawa, ON K1Y 4S1

Item 2 Date of Material Change

July 25, 2007

Item 3 News Release

A news release was disseminated through CCN Matthews on July 25, 2007 and has been filed on SEDAR.

Item 4 Summary of Material Change

The Company announced that it has signed a term sheet ("Term Sheet") with Fujitsu Limited ("Fujitsu") regarding Fujitsu taking a license to the Company's patent portfolio.

Item 5 Full Description of Material Change

On July 25, 2007, the Company announced that it has signed a Term Sheet with Fujitsu. The Term Sheet contemplates Fujitsu taking a license to the Company's entire patent portfolio. When the formal agreement is executed, Fujitsu will receive a license to the entire Wi-LAN Inc. patent portfolio. Under the Term Sheet, Fujitsu will make cash payments to the Company. In partial consideration for this license, Fujitsu will also transfer certain patents to Wi-LAN Inc. The Company is in the process of obtaining an independent valuation for these patents. Additional details in the Term Sheet have been kept confidential.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A.

Item 7 Omitted Information

N/A.

Item 8 Executive Officer

For further information please contact:
Steve Bower, CFO
613-697-7159

Item 9 Date of Report

July 26, 2007

FORM 51-102F3
Material Change Report

Item 1 Name and Address of Company

Wi-LAN Inc. (the "Company")
11 Holland Avenue, Suite 608
Ottawa, ON K1Y 4S1

Item 2 Date of Material Change

September 13, 2007

Item 3 News Release

A news release was disseminated through CCN Matthews on September 13, 2007 and has been filed on SEDAR.

Item 4 Summary of Material Change

The Company announced that it has acquired a portfolio of 10 issued and pending U.S. patents (the "Portfolio") essential to multi-mode and multi-standard communication devices.

Item 5 Full Description of Material Change

On September 13, 2007, the Company announced that it has acquired a portfolio of 10 issued and pending U.S. patents which are essential to multi-mode and multi-standard communication devices. The Portfolio was purchased by the Company for U.S. $7,000,000 with the potential of additional consideration of up to U.S. $4,000,000 based on meeting certain licensing milestones. The patents expire August 10, 2019.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A.

Item 7 Omitted Information

N/A.

Item 8 Executive Officer

For further information please contact:
Steve Bower, CFO
613-697-7159

Item 9 Date of Report

September 21, 2007

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1 – Name and Address of Company

Wi-LAN Inc. (the "Company")
11 Holland Avenue, Suite 608
Ottawa, ON K1Y 4S1

Item 2 – Date of Material Change

November 9, 2007

Item 3 – News Release

A news release was disseminated by Marketwire Incorporated on November 9, 2007.

Item 4 – Summary of Material Change

The Company announced the resignation of its Chief Financial Officer.

Item 5 – Full Description of Material Change

On November 9, 2007, the Company announced certain changes to its management including the resignation of Steve Bower, the Company's Chief Financial Officer effective the end of November 2007. Phil Martin, the Company's Director of Finance, will act as interim CFO while the Company conducts a search for a new Chief Financial Officer.

Item 6 – Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7 – Omitted Information

N/A

Item 8 – Executive Officer

James Skippen, President, Chief Executive Officer & Chief Legal Officer
(613) 688-4900

Item 9 – Date of Report

November 14, 2007

MATERIAL CHANGE REPORT

1. **<u>Name and Address of Company</u>**

   Wi-LAN Inc. (the "Corporation")
   11 Holland Avenue
   Suite 608
   Ottawa, ON
   K1Y 4S1

2. **<u>Date of Material Change</u>**

   June 29, 2007.

3. **<u>News Release</u>**

   A news release with respect to the material change referred to in this report was issued by the Corporation through CCN Matthews on July 3, 2007 and subsequently filed on SEDAR.

4. **<u>Summary of Material Change</u>**

   On June 29, 2007, Wi-LAN Acquisition Inc., a wholly-owned subsidiary of the Corporation, amalgamated with Tri-Vision International Ltd./Ltée ("Tri-Vision") and certain wholly-owned subsidiaries of Tri-Vision and continued as Wi-LAN V-chip Corp. (the "Amalgamation") pursuant to the terms of an amalgamation agreement dated June 29, 2007 among the Corporation, Wi-LAN Acquisition Inc., Tri-Vision and certain wholly-owned subsidiaries of Tri-Vision. Under the terms of the Amalgamation, Tri-Vision shareholders were issued 0.2920 common shares of the Corporation in exchange for each Tri-Vision common share.

5. **<u>Full Description of Material Change</u>**

   On June 29, 2007, Wi-LAN Acquisition Inc., a wholly-owned subsidiary of the Corporation, amalgamated with Tri-Vision International Ltd./Ltée ("Tri-Vision") and certain wholly-owned subsidiaries of Tri-Vision and continued as Wi-LAN V-chip Corp. (the "Amalgamation") pursuant to the terms of an amalgamation agreement dated June 29, 2007 among the Corporation, Wi-LAN Acquisition Inc., Tri-Vision and certain wholly-owned subsidiaries of Tri-Vision. The Amalgamation was approved by Tri-Vision shareholders on June 28, 2007 and became effective on June 29, 2007. Under the terms of the Amalgamation, Tri-Vision shareholders were issued 0.2920 common shares of the Corporation in exchange for each Tri-Vision common share. The Corporation issued approximately 17.6 million common shares to Tri-Vision shareholders and assumed Tri-Vision warrants exercisable for approximately 530,000 common shares of the Corporation.

   A copy of the press release issued on July 3, 2007 is attached hereto.

6. **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

Not applicable.

7. **Omitted Information**

No significant facts have been omitted from this report.

8. **Executive Officer**

For further information, please contact:

Steve Bower, CFO, (613) 697-7159

9. **Date of Report**

July 9, 2007.

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1 - Name and Address of Company

Wi-LAN Inc.
11 Holland Avenue, Suite 608
Ottawa, Ontario K1Y 4S1

Item 2 - Date of Material Change

March 26, 2007

Item 3 - News Release

The news release was issued by Wi-LAN on March 27, 2007 via CCN Matthews and was subsequently filed on SEDAR.

Item 4 - Summary of Material Change

On March 26, 2007, Wi-LAN and Tri-Vision International Ltd. entered into a non-binding letter of intent for a business combination under which Tri-Vision's common shares would be exchanged for common shares of Wi-LAN based on a price of $1.72 per Tri-Vision common share (the "Transaction"). On a fully-diluted basis, the Transaction values Tri-Vision at approximately $108 million.

Item 5 - Full Description of Material Change

5.1 ***Full Description of Material Change***

Under the proposed Transaction, each Tri-Vision common share would be exchanged for Wi-LAN common shares with a value of $1.72 on the closing date, subject to the exchange ratio calculation described below. This represents a premium of 41.0% on the closing price of Tri-Vision's common shares on the TSX on March 26, 2007 and a premium of 41.7% on the 20-day volume weighted average trading price of Tri-Vision's common shares on the TSX prior to that date.

For the purposes of determining the actual exchange ratio, the value of each issued and outstanding Tri-Vision common share shall be deemed to be $1.72, and the value of each Wi-LAN common share shall be equal to the volume weighted average price for a random 10 trading day period in the 20 trading day period prior to closing, provided that the exchange ratio shall not exceed .2920 or be less than .2642 shares of Wi-LAN for each share of Tri-Vision.

Tri-Vision has granted Wi-LAN an exclusivity period until April 27, 2007 in which to complete due diligence and has agreed not to solicit other proposals subject to the exercise by Tri-Vision's board of its fiduciary duties. In the event that a definitive agreement is not signed and another party concludes an acquisition of Tri-Vision

within six months from the date of the Letter of Intent, Tri-Vision has agreed to pay Wi-LAN a termination fee of $2.0 million. The exclusivity period and termination fee provisions in the letter of intent are binding upon Tri-Vision.

The boards of directors of both companies have unanimously approved signing the letter of intent. A special committee of the board of directors of Tri-Vision has been formed to consider the proposed transaction. Senior officers and directors of Tri-Vision holding over 24% of Tri-Vision's common shares outstanding have indicated that they are they will vote in favour of the Transaction.

The Transaction remains subject to entering into the definitive agreement and the satisfaction of customary closing conditions, including any necessary regulatory approvals. There is no assurance that the Transaction will be completed, or if completed, that the terms may not change. The companies have agreed to work towards the signing of definitive documentation within 30 days, and the Transaction is expected to be completed in June 2007, following receipt of all necessary approvals.

5.2 *Disclosure for Restructuring Transactions*

Not Applicable.

Item 6 - Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7 - Omitted Information

Not Applicable.

Item 8 - Executive Officer

For further information please contact:

Steve Bower
Chief Financial Officer
(613) 688-4898

Item 9 - Date of Report

April 4, 2007

MATERIAL CHANGE REPORT

1. **Name and Address of Company**

   Wi-LAN Inc. (the "Corporation")
   11 Holland Avenue
   Suite 608
   Ottawa, ON
   K1Y 4S1

2. **Date of Material Change**

   February 20, 2007.

3. **News Release**

   A new release with respect to the material change referred to in this report was issued by the Corporation through CCN Matthews on February 20, 2007 and subsequently filed on SEDAR.

4. **Summary of Material Change**

   On February 20, 2007, the Corporation announced that, in connection with a proposed public offering of common shares, it entered into an agreement with a syndicate of underwriters led by Wellington West Capital Markets Inc. and including CIBC World Markets Inc., Genuity Capital Markets G.P., Paradigm Capital Inc., GMP Securities L.P. and Dundee Securities Corporation (collectively, the "Underwriters") for the purchase by the Underwriters of 5,714,300 common shares at a price of C$7.00 per common share for aggregate gross proceeds of C$40,000,100 (the "Offering").

5. **Full Description of Material Change**

   On February 20, 2007 the Corporation announced that, in connection with a proposed public offering of common shares, it entered into an agreement with the Underwriters for the purchase by the Underwriters of 5,714,300 common shares at a price of C$7.00 per common share for aggregate gross proceeds of C$40,000,100 (the "Offering"). The Corporation granted the Underwriters an over-allotment option (the "Over-Allotment Option"), exercisable for a period of 30 days following the closing of the Offering, to purchase up to 571,430 additional common shares. If the Over-Allotment Option is exercised in full, Wi-LAN will receive aggregate gross proceeds of C $44,000,110.

   Copies of the press release issued on February 20, 2007 is attached hereto.

6. **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

   Not applicable.

7. **Omitted Information**

   No significant facts have been omitted from this report.

8. **Executive Officer**

For further information, please contact:

Steve Bower, CFO, (613) 697-7159

9. **Date of Report**

February 23, 2007.

FORM 51-102F3
Material Change Report

Item 1 **Name and Address of Company**

Wi-LAN Inc. (the "Company")
11 Holland Avenue, Suite 608
Ottawa, ON K1Y 4S1

Item 2 **Date of Material Change**

December 4, 2006

Item 3 **News Release**

A news release was disseminated through CCN Matthews on December 4, 2006 and has been filed on SEDAR.

Item 4 **Summary of Material Change**

The Company announced that it has licensed its patent portfolio to Nokia Corporation of Finland ("Nokia").

Item 5 **Full Description of Material Change**

On December 4, 2006, the Company announced that Nokia has licensed the Company's patent portfolio. Under the terms of the agreement, Nokia receives a fully paid-up license to the Company's current patent portfolio. In partial consideration for this license, Nokia will transfer to the Company patents, both issued and pending, relating to telecommunications and asymmetric digital subscriber line technologies (having a $34 million value based on a preliminary independent valuation by a large accounting firm). As additional consideration, Nokia will pay approximately $15.2 million (€ 10 million) to the Company.

Item 6 **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

N/A.

Item 7 **Omitted Information**

N/A.

Item 8 **Executive Officer**

James Skippen, the Company's President & CEO, is knowledgeable about the material change and this report. His business telephone number is +1 (613) 688-3898.

Item 9 **Date of Report**

December 6, 2006.

SHORT FORM PROSPECTUS

New Issue March 5, 2007

Wi-LAN Inc.

$40,000,100

5,714,300 Common Shares

This short form prospectus qualifies the distribution (the "Offering") of 5,714,300 common shares (the "Shares") of Wi-LAN Inc. ("Wi-LAN" or the "Corporation") at a price of $7.00 per Share (the "Offering Price"). The Offering Price has been determined by negotiation between Wi-LAN and Wellington West Capital Markets Inc., CIBC World Markets Inc., Genuity Capital Markets G.P., Paradigm Capital Inc., GMP Securities L.P. and Dundee Securities Corporation (collectively, the "Underwriters"). The Shares being offered hereunder will be issued and sold by the Corporation to the Underwriters.

The outstanding common shares of Wi-LAN (the "Common Shares") are traded on the Toronto Stock Exchange (the "TSX") under the symbol "WIN". On February 19, 2007 (the last trading day prior to the announcement of this Offering), the closing price of the Common Shares on the TSX was $7.35. The Corporation has applied to list the Shares to be distributed under this short form prospectus on the TSX. Listing will be subject to the Corporation fulfilling all the listing requirements of the TSX.

Price: $7.00 per Share

	Price to the Public	Underwriters' Fee(1)	Net Proceeds to Wi-LAN(2)
Per Share	$7.00	$0.35	$6.65
Total(3)	$40,000,100(3)	$2,000,005	$38,000,095

(1) The Corporation has agreed to pay to the Underwriters a cash commission of 5% of the gross proceeds of the Offering (the "Underwriters' Fee"). See "Plan of Distribution".

(2) Before deducting expenses of this Offering estimated to be $250,000 which, together with the Underwriters' Fee, will be paid from the proceeds of the Offering.

(3) Wi-LAN has granted to the Underwriters an over-allotment option, exercisable for a period of 30 days from the closing of the Offering, to purchase up to 571,430 additional Common Shares on the same terms as set out above to cover over-allotments, if any (the "Over-Allotment Option"). If the Over-Allotment Option is exercised in full, the total "Price to the Public", "Underwriters' Fee" and "Net Proceeds to Wi-LAN" will be $44,000,110, $2,200,006 and $41,800,104 respectively. This short form prospectus qualifies the distribution of the Over-Allotment Option and the issuance and subsequent transfer of Common Shares issuable upon exercise of that option. See "Plan of Distribution".

The Underwriters, as principals, conditionally offer the Shares, subject to prior sale, if, as and when issued by Wi-LAN and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under "Plan of Distribution" and subject to the approval of certain legal matters on behalf of Wi-LAN by Osler, Hoskin & Harcourt LLP and on behalf of the Underwriters by Heenan Blaikie LLP.

Underwriters' Position	Maximum Size or Number of Securities Held	Exercise Period/ Acquisition Date	Exercise Price or Average Acquisition Price
Over-Allotment Option	571,430 Common Shares	Exercisable for a period of 30 days following the Closing Date	$7.00
Any other options or warrants granted by issuer	172,730 Common Shares	Exercisable for a one year period expiring June 22, 2007	$0.88
	172,800 Common Shares	Exercisable for a one year period expiring August 17, 2007	$1.35

Subscriptions for the Shares will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. Closing of the Offering is expected to occur on or about March 13, 2007, or such later date as the Corporation and the Underwriters may agree but, in any event, no later than March 31, 2007 (the "Closing Date"). Definitive certificates evidencing the Shares will be available for delivery on the Closing Date. Subject to applicable laws, the Underwriters may, in connection with the Offering, effect transactions which stabilize or maintain the market price of the Shares at levels other than that which might otherwise prevail on the open market. See "Plan of Distribution".

The Corporation's head office and principal place of business are located at Suite 608, 11 Holland Avenue, Ottawa, Ontario, K1Y 4S1, and its telephone number is (613) 688-4900. Its registered office is located at 3300, 421 - 7th Avenue S.W., Calgary, Alberta, T2P 4K9.

It is important for purchasers of Shares to consider the particular risk factors that may affect the Corporation. See "Risk Factors".

TABLE OF CONTENTS

ELIGIBILITY FOR INVESTMENT

In the opinion of Osler, Hoskin & Harcourt LLP, counsel to the Corporation, and Heenan Blaikie LLP, counsel to the Underwriters, the Shares, if issued on the date hereof, would be, at such date, qualified investments under the *Income Tax Act* (Canada) (the "Tax Act") and the regulations thereunder for a trust governed by a registered retirement savings plan, registered retirement income fund, deferred profit sharing plan or registered education savings plan, in each case within the meaning of the Tax Act.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Chief Financial Officer of the Corporation at Suite 608, 11 Holland Avenue, Ottawa, Ontario, K1Y 4S1, telephone: (613) 688-4900. These documents are also available through the Internet on SEDAR which can be accessed at www.sedar.com.

The following documents of the Corporation, which have been filed with the securities commissions or similar authorities in each of the provinces and territories of Canada, are specifically incorporated by reference into and form an integral part of this short form prospectus:

1. the annual information form of the Corporation dated January 20, 2007 (the "AIF");
2. the audited consolidated financial statements of the Corporation for the years ended October 31, 2006 and October 31, 2005, together with the notes thereto and the auditors' report thereon;
3. the audited consolidated financial statements of the Corporation for the years ended October 31, 2005 and October 31, 2004, together with the notes thereto and the auditors' report thereon;

4. management's discussion and analysis of the financial condition and results of operations of the Corporation for the years ended October 31, 2006 and October 31, 2005;

5. the management information circular of the Corporation dated March 8, 2006 issued in connection with the annual and special meeting of the shareholders of the Corporation held on April 20, 2006 (excluding information which, pursuant to National Instrument 44-101 — Short Form Prospectus Distributions issued by the Canadian Securities Administrators, is not required to be incorporated by reference);

6. the material change report of the Corporation dated December 6, 2006, with respect to a license of the Corporation's patent portfolio to Nokia Corporation on December 4, 2006; and

7. the material change report of the Corporation dated February 23, 2007, with respect to this Offering.

All annual information forms, material change reports (excluding confidential reports), unaudited consolidated interim financial statements, audited consolidated annual financial statements, interim and annual management's discussion and analysis and information circulars (excluding information therein permitted by applicable securities laws to be excluded) which are filed by the Corporation with a securities commission or similar authority in any of the provinces or territories of Canada after the date of this short form prospectus and prior to the termination of the Offering, shall be deemed to be incorporated by reference into this short form prospectus.

Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded, for purposes of this short form prospectus, to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes that statement. Any such modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be considered in its unmodified or superseded form to constitute part of this short form prospectus; rather only such statement as so modified or superseded shall be considered to constitute part of this short form prospectus.

FORWARD-LOOKING STATEMENTS

All statements, other than statements of historical facts, included in this short form prospectus and the documents incorporated by reference herein regarding Wi-LAN's strategy, future operations, financial position, future revenues, projected costs, prospects, plans and objectives of management are forward-looking statements. When used herein and therein, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect", and similar expressions, as they relate to Wi-LAN Inc. or its management, are intended to identify forward-looking statements. Such statements are subject to known and unknown risks, uncertainties, assumptions and other factors outside of management's control that could cause actual results to differ materially from those expressed in the forward-looking statements. See "Risk Factors". Although the forward-looking statements contained in this short form prospectus, and the documents incorporated by reference, are based upon what management believes to be reasonable assumptions, Wi-LAN cannot assure prospective purchasers that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of the short form prospectus and, in the case of documents incorporated by reference herein, as of the dates of such documents and the Corporation assumes no responsibility for the accuracy and completeness of the forward-looking statements and the Corporation undertakes no obligations to publicly revise these forward-looking statements to reflect subsequent events or circumstances.

THE CORPORATION

Wi-LAN was incorporated under the *Business Corporations Act* (Alberta) as 529144 Alberta Ltd. on May 14, 1992. The Corporation amended its articles to change its name to Wi-LAN Inc. on October 29, 1992. On October 3, 1994, the Corporation amended its articles to remove the prohibition on inviting the public to subscribe for securities of Wi-LAN. On March 24, 1998, the Corporation amended its articles to remove the remaining private company restrictions and to reorganize its share capital. On March 25, 1998, Wi-LAN completed an initial public offering of its shares on the Toronto Stock Exchange.

Wi-LAN has two active wholly-owned subsidiaries, Wi-LAN Technologies Inc., incorporated under the laws of Delaware, U.S.A., and Wi-LAN Technologies Corporation ("Wi-LAN Technologies"), incorporated under the *Business Corporations Act* (Alberta).

The head office of the Corporation is located at 11 Holland Avenue, Suite 608, Ottawa, Ontario, K1Y 4S1 and the registered office is located at 3300, 421 - 7th Avenue S.W., Calgary, Alberta, T2P 4K9. Wi-LAN's website is: www.wi-lan.com. The information on the website is not and should not be considered part of, or incorporated by reference into, this short form prospectus.

BUSINESS OF THE CORPORATION

Wi-LAN owns intellectual property ("IP") that it believes is essential for a number of products in wireless and wireline telecommunications markets. The Corporation currently has a total of approximately 158 patents, including both issued and unissued patents and foreign equivalents. The Corporation believes that several of its patents are relevant to the following areas: CDMA (a third generation wireless platform); Wi-Fi (the underlying technology of wireless local area networks based on IEEE 802.11 specifications); WiMAX (a standards-based broadband wireless technology that provides metropolitan area network connectivity based on IEEE 802.16 specifications); and ADSL (a standards-based access technology that provides broadband Internet access over twisted pair telecommunications wiring). Wi-LAN has licensed some or all of its intellectual property to a number of major companies including Cisco Systems, Inc., Fujitsu Microelectronics America, Inc. and its affiliates, Nokia Corporation, Redline Communications Inc. and NXP Semiconductors (formerly a division of Philips). The Corporation generates substantially all of its revenues from the licensing of its patent portfolio. The Corporation intends to continue to expand its patent licensing initiatives through the licensing of its existing patent portfolio and the acquisition of available complementary patents.

RECENT DEVELOPMENTS

General

On February 5, 2007, at the request of Toronto Stock Exchange concerning recent market activity of Wi-LAN's shares, the Corporation confirmed that it was in preliminary discussions on a number of initiatives, including the acquisition of patents and/or companies, combinations and/or mergers that could account for such activity. All such discussions were and remain preliminary and there can be no assurances that any of such initiatives will be completed.

On January 2, 2007, the board of directors of the Corporation approved the adoption of a Restricted Share Unit Plan (the "RSU Plan") to enable eligible directors, officers and employees of the Corporation ("Eligible Participants") to participate in the Corporation's long-term success and to promote a greater alignment of interests between Eligible Participants and the Corporation's shareholders. Under the RSU Plan, the board of directors may grant restricted share units ("RSUs") to such directors, officers and employees in such number and at such times as it may determine. When vested, each RSU will give the holder of the RSU the right to receive a cash payment equal to the fair market value of one Common Share of the Corporation on the vesting date.

Employment/Consulting Agreements

The Corporation entered into an employment contract with Mr. James Skippen effective June 19, 2006, appointing Mr. Skippen President & Chief Executive Officer of the Corporation. Under the employment contract, as amended, Mr. Skippen receives an annual base salary of $325,000, and was granted 1,500,000 options and a total of 750,000 restricted share units ("RSUs") that vest annually in January 2007, 2008 and 2009. Mr. Skippen also receives annual payments of $250,000 for a period of three years, payable in January in each of 2007, 2008 and 2009, 2% of Wi-LAN's gross licensing revenues from the date of the contract, payments towards his RRSP and payment for other costs totalling less than $25,000 annually. If Mr. Skippen's employment is terminated without cause, he is entitled to receive a payment of $1,000,000 plus outplacement services up to the amount of $40,000 and the continued payment of his RSUs. The first 250,000 RSUs vested and, together with the first payment of $250,000 due to Mr. Skippen, were paid by the Company in January 2007.

Mr. Stephen Bower was appointed Chief Financial Officer of the Corporation effective January 1, 2007, having been Acting Chief Financial Officer of the Corporation since March 1, 2006. His annual salary is $225,000 and the Corporation will contribute an amount equal to 3% of his salary to an RRSP. Mr. Bower received a grant of 100,000 options on January 1, 2007 which vest at a rate of 33% annually, in addition to the 200,000 options he received on May 5, 2006. Mr. Bower may receive bonuses at the discretion of the President & Chief Executive Officer and board of directors of the Corporation. During the first two years of his appointment as Chief Financial Officer, Mr. Bower's employment may be terminated by the Corporation upon the provision of three months' notice or upon payment of three months' base salary.

Mr. William Middleton joined Wi-LAN as Vice-President, Licensing, General Counsel and Secretary pursuant to an employment agreement dated August 8, 2006. Pursuant to this agreement, Mr. Middleton is paid an annual salary of $225,000 and the Corporation will contribute an amount equal to 3% of his salary to an RRSP. Mr. Middleton has been granted a total of 365,000 options. Mr. Middleton may receive bonuses at the discretion of the President & Chief Executive Officer and board of directors of the Corporation. If Mr. Middleton's employment is terminated without just cause or he resigns as a result of constructive dismissal, Mr. Middleton will be paid the equivalent of one year's base salary and target bonus and all of his unvested options will vest immediately. In addition, in the event of a change of control of the Corporation, all of Mr. Middleton's unvested options will vest immediately.

Mr. Jung Yee joined Wi-LAN as Chief Technology Officer pursuant to an employment agreement dated August 10, 2006. Pursuant to this agreement, Mr. Yee is paid an annual salary of $160,000 and the Corporation will contribute an amount equal to 3% of his salary to an RRSP. Mr. Yee has been granted a total of 225,000 options. Mr. Yee may receive bonuses at the discretion of the President & Chief Executive Officer and board of directors of the Corporation. If Mr. Yee's employment with the Corporation is terminated without just cause, he will be paid the equivalent of three months' salary during the first six months of his employment, which

amount shall be increased by one month's salary for each six month period thereafter to a maximum of one year's salary.

The Corporation entered into a consulting contract dated July 10, 2006 (the "Consulting Contract") with Dr. Hatim Zaghloul, through Innovative Products for Life, Inc. ("IPL"), a company controlled by Dr. Zaghloul. The Consulting Contract had a commencement date of July 10, 2006 and terminates on June 30, 2007. Under the terms of the Consulting Contract, the Corporation pays IPL a consulting fee of $10,000 per month plus expenses and Dr. Zaghloul was granted an option to purchase 250,000 common shares of the Corporation at $1.30 per share. Unless the Consulting Contract is terminated with or without cause before June 30, 2007, the options are exercisable until the fifth anniversary of the Consulting Contract, subject to normal vesting.

DIRECTORS AND OFFICERS

The name, municipality of residence, principal occupation for the past five years and holdings of Common Shares, options and deferred stock units ("DSUs") of each of the directors and senior officers of the Corporation as at March 5, 2007 are as follows:

Name and Municipality of Residence	Position Held with the Corporation	Principal Occupation	Director Since	Common Shares Beneficially Owned or Controlled	Options and DSUs
James Douglas Skippen Ottawa, Ontario Canada	Director, President, Chief Executive Officer & Chief Legal Officer	June 2006 to present: President, Chief Executive Officer & Chief Legal Officer of Wi-LAN and a director of the Corporation May 2004 – June 2006: Senior VP Patent Licensing, General Counsel and Secretary of MOSAID Technologies Incorporated October 2003 – May 2004: Counsel and Leader of the Ottawa Information Technology practice of McCarthy Tétrault LLP 2001 – 2003: a series of executive positions with MOSAID Technologies Incorporated, with the final position being Senior VP Patent Licensing, General Counsel and Secretary	June 20, 2006	225,000	1,125,000 options [5]
Robert Stephen Bower, FCA Ottawa, Ontario Canada	Chief Financial Officer	January 1, 2007 to present: Chief Financial Officer of Wi-LAN March 1, 2006 to December 31, 2006: Acting Chief Financial Officer of Wi-LAN 2004 – present: Director and Chair of the Audit Committee, FisherCast Global Corporation, a private tool and diecasting company 1999 – 2005: CFO with SiGe Semiconductor, Inc., a private wireless semiconductor company	N/A	40,000	213,000 options

Name and Municipality of Residence	Position Held with the Corporation	Principal Occupation	Director Since	Common Shares Beneficially Owned or Controlled	Options and DSUs
William Ross Middleton Ashton, Ontario Canada	Vice-President, Licensing, General Counsel and Secretary	August 2006 to present: Vice-President, Licensing, General Counsel and Secretary of Wi-LAN April 2004 – August 2006: Vice President, Legal Services and General Counsel, Nygard International October 2003 – April 2004: General Counsel and Corporate Secretary of MOSAID Technologies Incorporated December 2000 – September 2003: Senior Corporate Counsel of MOSAID Technologies Incorporated	N/A	24,000	330,000 options
Jung Yee Ottawa, Ontario Canada	Chief Technology Officer	August 2006 to present: Chief Technology Officer of Wi-LAN May 2005 – July 2006: consultant February 2001 – April 2005: Chief Technology Officer, IceFyre Semiconductor Inc.	N/A	Nil	225,000 options
Dr. Hatim Zaghloul[4] Calgary, Alberta Canada	Chairman and Director	March 2005 – present: President and CEO, Innovative Products for Life, Inc., a company that markets and engineers innovative ideas January 2004 – February 2005: Executive Chairman of Wi-LAN 1997 – December 2003: Chairman and Chief Executive Officer of Wi-LAN	April 20, 2006	749,810	375,000 options
Dr. Michel Tewfik Fattouche[1][3][4] Calgary, Alberta Canada	Director	Chief Technical Officer and various other senior officer positions with Cell-Loc Location Technologies Inc. and its predecessor, Cell-Loc Inc., a developer of a family of network-based wireless location products that enable location-based services	April 20, 2006	2,032,264	175,000 options
John Kendall Gillberry[1][3] Milton, Ontario Canada	Director	1996 – present: Founder and President, Bayfield Capital Group, a corporate finance advisory firm July 2005 – present: COO and CFO of Software Innovation Inc., a software developer 2004 – July 2005: President and CEO of Radiant Energy Corporation, a developer and marketer of infrared aircraft de-icing systems June 2004 – May 2005: Chief Financial Officer, Skulogix Canada Inc., a provider of inventory and order fulfillment solutions June 2004 – December 2005: President of BTE Technologies, Inc., a provider of technology-based solutions for the rehabilitation industry	May 19, 2005	10,000	171,000 options 13,642 DSUs
William Keith Jenkins[2] Calgary, Alberta Canada	Director	Partner, Fraser Milner Casgrain LLP, Barristers & Solicitors	May 19, 2005	Nil	181,000 options 12,706 DSUs

Name and Municipality of Residence	Position Held with the Corporation	Principal Occupation	Director Since	Common Shares Beneficially Owned or Controlled	Options and DSUs
Dr. Robert Adolph Schulz[1][2] Calgary, Alberta Canada	Director	Professor of Strategic Management, University of Calgary – Haskayne School of Business	April 20, 2006	105,857	150,000 options

Notes:

(1) Audit Committee member.

(2) Governance and Nominating Committee member.

(3) Compensation Committee member.

(4) Technical Advisory Committee member.

(5) In addition, the Corporation issued 750,000 restricted stock units to Mr. Skippen as part of his employment contract.

Each director of the Corporation named above shall hold office until the next annual meeting of shareholders of the Corporation or until their successors are elected or appointed.

At March 5, 2007 the number of Common Shares beneficially owned, directly or indirectly, by the directors and executive officers is 3,186,931 Common Shares, being approximately 4.6% of the issued and outstanding Common Shares before the Offering and 4.3% of the issued and outstanding Common Shares after closing of the Offering (not including any Common Shares which may be purchased by directors and officers under the Offering).

USE OF PROCEEDS

Assuming the Over-Allotment Option is not exercised, the net proceeds of the Offering, after deducting the fees payable to the Underwriters and the estimated expenses of the Offering payable by the Corporation, will be approximately $37,750,000. The funds raised in this Offering are expected to be used for working capital and general corporate purposes. In addition, a portion of the net proceeds of this Offering may be used to acquire additional patent portfolios, but the timing and amount of such expenditures cannot be predicted until specific opportunities are identified and pursued. The terms under which patents may be acquired may vary and may include terms such as revenue sharing, a transfer of patents to Wi-LAN as partial consideration for a license to the Corporation's patents or outright purchase for cash or Common Shares. In the event that the Corporation elects to commence one or more additional litigation proceedings, then the funds from this Offering will be used, in part, to fund such litigation.

It is also essential for the Corporation to demonstrate to prospective licensees that it has sufficient cash on hand to finance both patent acquisitions and litigation to enforce its patent rights. On October 31, 2006, Wi-LAN had approximately $16,700,000 in cash and short-term investments on hand. In January 2007, the Corporation received approximately $15,200,000, less 10% withholding taxes, from Nokia. The Corporation also received net cash proceeds of approximately $28,369,000 from the issuance of Common Shares completed on December 29, 2006. The net proceeds from this Offering will further assist the Corporation in demonstrating significant available cash resources to pursue its business.

In addition to any litigation commenced by the Corporation, it is also possible that one or more parties will file a suit against Wi-LAN seeking a declaration that Wi-LAN's patents are invalid, unenforceable or not infringed by certain products, which may require the expenditure of funds derived from this Offering. Also, the demonstration by the Corporation of significant cash reserves may deter such litigation.

The Corporation will retain broad discretion in allocating the net proceeds of the Offering. The Corporation's actual use of such net proceeds may vary depending on the Corporation's operating and capital needs from time to time.

CONSOLIDATED CAPITALIZATION OF THE CORPORATION

The following table sets out the consolidated capitalization of the Corporation as at October 31, 2006, the Corporation's fiscal year end, both before and after giving effect to this Offering. Details of the Shares and instruments convertible into shares as at March 5, 2007 are also provided.

Designation	Authorized	As at October 31, 2006 Before Giving Effect to this Offering	As at October 31, 2006 After Giving Effect to this Offering(1)
Long-Term Debt	N/A	$Nil	$Nil
Common Shares(2)(3)	Unlimited	$202,396,000 (61,099,073 Common Shares)	$240,146,000 (66,813,373 Common Shares)
Preferred Shares	Unlimited	$ Nil (Nil Shares)	$ Nil (Nil Shares)
Special Preferred Shares	6,305.9	$ Nil (Nil Shares)	$ Nil (Nil Shares)

Notes:

(1) Includes 5,714,300 Common Shares to be issued pursuant to this Offering. Does not include: (a) Underwriters option to purchase an additional 571,430 Common Shares ($4,000,010), (b) 6,667,700 Common Shares issued on December 29, 2006 pursuant to a short form prospectus dated December 21, 2006, and (c) options and brokers warrants exercised since October 31, 2006. On October 31, 2006, the Corporation's fiscal year end, an aggregate of 4,039,350 options to purchase Common Shares were issued and outstanding under the Corporation's stock option plan, 26,348 DSUs were issued and outstanding under the Corporation's deferred share unit plan, 756,660 Common Shares were reserved for issuance pursuant to brokers' warrants, and 15,672 Common Shares were reserved for issuance pursuant to warrants other than brokers' warrants.

(2) At March 5, 2007, including the issue of shares on the closing of the Corporation's financing on December 29, 2006, and the exercise of options and warrants, but excluding the Common Shares to be issued pursuant to this Offering, there were: 69,121,990 Common Shares issued and outstanding, 3,314,000 options to purchase Common Shares issued and outstanding under the Corporation's stock option plan, 26,348 DSUs issued and outstanding under the Corporation's deferred share unit plan, 374,330 Common Shares reserved for issuance pursuant to brokers' warrants and no Common Shares reserved for issuance pursuant to warrants other than brokers' warrants.

(3) As at October 31, 2006, the Corporation had a contributed surplus of $6,470,000 and a deficit of $165,592,000.

DESCRIPTION OF SHARE CAPITAL

The authorized share capital of Wi-LAN consists of an unlimited number of Common Shares, 6,350.9 special preferred shares and an unlimited number of preferred shares, issuable in series. As of March 5, 2007, there were 69,121,990 Common Shares, no special preferred shares and no preferred shares issued and outstanding. The following is a summary of the rights, privileges, restrictions and conditions attaching to the Common Shares, the special preferred shares and the preferred shares.

Common Shares

The holders of Common Shares are entitled to notice of and to vote at all meetings of shareholders (except meetings at which only holders of a specified class or series of shares are entitled to vote) and are entitled to one vote per Common Share. Subject to the preferences accorded to holders of preferred shares and any other shares of the Corporation ranking senior to the Common Shares from time to time with respect to the payment of dividends, holders of Common Shares are entitled to receive, if, as and when declared by the Corporation's board of directors, such dividends as may be declared thereon by the board of directors from time to time. In the event of the liquidation, dissolution or winding-up of the Corporation, or any other distribution of assets among its shareholders for the purpose of winding-up its affairs (such event referred to herein as a "distribution"), holders of Common Shares, subject to the preferences accorded to holders of preferred shares and any other shares of the Corporation ranking senior to the Common Shares from time to time with respect to payment on a distribution, are entitled to share equally, share for share, in the remaining property of the Corporation.

Special Preferred Shares

The holders of the special preferred shares are not entitled, subject to applicable law, to receive notice of or to attend any meeting of shareholders and are not entitled to vote at such meetings. The special preferred shares rank ahead of all other classes of shares with respect to the payment of dividends and the holders are entitled to receive a fixed non-cumulative dividend up to a maximum of $3.50 per year. In the event of a distribution by the Corporation to holders of its shares, the holders of the special preferred shares are entitled to receive $50.00 per share together with any declared but unpaid dividends prior to any payment or distribution to any other class of shares of the Corporation, but shall not be entitled to share any further in the distribution. Each holder of the special preferred shares may require the Corporation to redeem all or any of their shares at any time after April 28, 2000 for $50.00 plus the amount of any declared but unpaid dividends.

Preferred Shares

The preferred shares at any time and from time to time may be issued in one or more series, each series to consist of such number of shares as may, before the issuance thereof, be determined by the board of directors. From time to time the board of directors of the Corporation may fix, before the designation of a series, the rights, privileges, restrictions and conditions attaching to each series of preferred shares including, without limiting the generality of the foregoing, the amount, if any, specified as being payable preferentially to such series on a distribution; the extent, if any, of further participation in a distribution; voting rights, if any; and dividend rights (including whether such dividends be preferential, or cumulative or non-cumulative), if any. In the event of the voluntary or involuntary liquidation, dissolution or winding-up of the Corporation, or any other distribution, holders of each series of preferred shares will be entitled, in priority to holders of Common Shares and any other shares of the Corporation ranking junior to the preferred shares from time to time with respect to payment on a distribution, to be paid rateably with holders of each other series of preferred shares the amount, if any, specified as being payable preferentially to the holders of such series on a distribution. The holders of each series of preferred shares will be entitled, in priority to holders of Common Shares and any other shares of the Corporation ranking junior to the preferred shares from time to time with respect to the payment of dividends, to be paid rateably with holders of each other series of preferred shares, the amount of accumulated dividends, if any, specified as being payable preferentially to the holders of such series.

PLAN OF DISTRIBUTION

Pursuant to an underwriting agreement dated February 26, 2007 between the Corporation and the Underwriters (the "Underwriting Agreement"), the Corporation has agreed to issue and sell an aggregate of 5,714,300 Shares to the Underwriters, and the Underwriters have severally agreed to purchase such Shares on March 13, 2007, or such other date as may be agreed by the Corporation and the Underwriters but, in any event, no later than March 31, 2007. Definitive certificates representing the Shares will be available for delivery at closing. Delivery of the Shares is conditional upon payment in cash on closing of $7.00 per Share by the Underwriters to the Corporation. The terms of the Offering were determined by negotiation between the Corporation and the Underwriters. The Corporation has agreed to pay the Underwriters' Fee equal to $0.35 per Share (being a commission of 5% of the gross proceeds).

In addition, Wi-LAN has granted to the Underwriters an option (the "Over-Allotment Option") to purchase up to a maximum of 571,430 additional Common Shares, representing up to 10% of the Shares offered hereby, at a price of $7.00 per share, payable in cash to the Corporation, against delivery of the certificates evidencing such additional Common Shares. The Over-Allotment Option is exercisable in whole or in part on closing of this Offering or from time to time for a period of up to 30 days thereafter to cover over-allotments, if any, made by the Underwriters in connection with the Offering. If such Over-Allotment Option is exercised, the Underwriters will receive a fee of $0.35 per additional Common Share purchased pursuant to such Over-Allotment Option. This short form prospectus qualifies the distribution of the Over-Allotment Option to the Underwriters and the issuance and subsequent transfer of the Common Shares issuable upon the exercise thereof.

The obligations of the Underwriters under the Underwriting Agreement are several and not joint, and may be terminated at their discretion upon the occurrence of certain stated events. If an Underwriter fails to

purchase the Shares which it has agreed to purchase, the other Underwriters may, but are not obligated to, purchase such Shares. The Underwriters are, however, obligated to take up and pay for all Shares if any are purchased under the Underwriting Agreement. The Underwriting Agreement also provides that the Corporation will indemnify the Underwriters and their respective directors, officers, agents, shareholders and employees against certain liabilities and expenses.

Pursuant to rules and policy statements of certain securities regulators, the Underwriters may not, at any time during the period ending on the date the selling process for the Shares ends and all stabilization arrangements relating to the Common Shares are terminated, bid for or purchase Common Shares. The foregoing restrictions are subject to certain exceptions including (a) a bid for or purchase of Common Shares if the bid or purchase is made through the facilities of the TSX in accordance with the Universal Market Integrity Rules of Market Regulation Services Inc., (b) a bid or purchase on behalf of a client, other than certain prescribed clients, provided that the client's order was not solicited by the Underwriter, or if the client's order was solicited, the solicitation occurred before the period of distribution as prescribed by the rules, and (c) a bid or purchase to cover a short position entered into prior to the period of distribution as prescribed by the rules. The Underwriters may engage in market stabilization or market balancing activities on the TSX where the bid for or purchase of the Common Shares is for the purpose of maintaining a fair and orderly market in the Common Shares, subject to price limitations applicable to such bids or purchases. Such transactions, if commenced, may be discontinued at any time.

The Corporation has agreed that, subject to certain exceptions, it will not offer or issue, or enter into an agreement to offer or issue, Common Shares or any securities convertible or exchangeable into Common Shares for a period of 90 days subsequent to the later of (a) the Closing Date, and (b) if the Over-Allotment Option is exercised, the closing date of the purchase of the additional Common Shares pursuant to the Over-Allotment Option, without the consent of Wellington West Capital Markets Inc. on behalf of the Underwriters, which consent may not be unreasonably withheld.

The Corporation has applied to list the Common Shares to be distributed under this short form prospectus on the TSX. Listing will be subject to the Corporation fulfilling all of the listing requirements of the TSX.

The Shares offered hereby have not been and will not be registered under the United States Securities Act of 1933, as amended (the "1933 Act"), or any state securities laws, and accordingly may not be offered or sold within the United States except in transactions exempt from the registration requirements of the 1933 Act and applicable state securities laws. The Underwriting Agreement permits the Underwriters to offer such Shares to certain institutional accredited investors who will purchase them from the Corporation, as substituted purchasers, pursuant to exemptions from registration under the 1933 Act. Moreover, the Underwriting Agreement provides that the Underwriters will offer and sell the Shares outside the United States only in accordance with Regulation S under the 1933 Act.

In addition, until 40 days after the commencement of the Offering, an offer or sale of Shares offered under this short form prospectus within the United States by any dealer (whether or not participating in the Offering) may violate the registration requirements of the 1933 Act if such offer or sale is made otherwise than in accordance with an exemption from the registration requirements of the 1933 Act.

RISK FACTORS

An investment in the Shares offered hereby involves certain risks. Before investing, prospective purchasers of Shares should carefully consider the factors set out below, as well as the other information contained in this short form prospectus and in the documents incorporated by reference, including the factors set out under the heading "Risk Factors" in the AIF (which may be accessed at www.sedar.com):

- **The Corporation is now almost exclusively reliant on additional licensing of its patent portfolio to generate future revenues and cash flows.** As Wi-LAN has divested its products business and its engineering services business and is now solely an intellectual property licensing company, it is almost exclusively reliant on licensing its patent portfolio to generate revenues and cash flows. Although Wi-LAN has some existing licensing arrangements, there is no assurance that Wi-LAN will receive material revenues from these licensing agreements or that Wi-LAN will enter into additional licensing agreements with any other

licensees. If Wi-LAN fails to enter into additional licensing arrangements, the Corporation's business, operational results and financial condition would be materially adversely affected.

- **The Corporation has made and may make acquisitions of products, technologies or businesses which could materially adversely affect the Corporation.** The Corporation continually evaluates opportunities to acquire additional products, technologies or businesses. The Corporation has no present commitments or agreements with respect to any such acquisitions. Acquisitions may result in potentially significant dilutive issuances of equity securities, decreases in the trading price of the Corporation's Common Shares, the incurrence of debt and contingent liabilities, and amortization expense related to intangible assets acquired, any of which could materially adversely affect the Corporation's financial condition and results of operations. In addition, acquired businesses may experience operating losses, which may adversely affect the Corporation's earnings. Acquisitions involve a number of risks, including uncertainties regarding the company's patent portfolios and the validity, applicability or enforceability of patents within the portfolios, difficulties in the assimilation of the acquired company's operations and products, diversion of management's resources, uncertainties associated with operating in new markets and working with new licensees, and the potential loss of the acquired company's key employees.

- **The Corporation is dependent on its key officers and employees.** Failure to retain key officers and employees or to attract and retain personnel with the necessary skills could have a material adverse effect on the Corporation.

- **The Corporation may be required to establish the enforceability of its patents in court in order to obtain material licensing revenues.** It may be necessary for the Corporation to commence or continue litigation against those it considers to be infringing its patents or for the Corporation to defend the validity of its patents against challenges from others. Litigation can be costly and time-consuming and the outcomes are uncertain. Any failure by a court to confirm the enforceability and validity of the Corporation's patents could materially adversely affect the Corporation. Prolonged litigation could also delay the receipt of licensing revenues by the Corporation and deplete the Corporation's financial resources.

- **The Corporation will need to acquire or develop new patents to continue and grow its business.** All patents have a limited life and will generally expire twenty years after the date on which the application for the patent was filed. In particular, two of Wi-LAN's key patents expire in 2012 and 2014. In order to be successful in the long term, in addition to the patents acquired from Nokia in December 2006, Wi-LAN will have to acquire or develop additional patents or acquire rights to license new patents. There can be no assurance that the Corporation will be able to do so. If the Corporation fails to acquire or develop additional patents or to acquire rights to license new patents, the Corporation's business, operational results and financial condition would be materially adversely affected.

- **The Corporation requires investment to translate its intellectual property position into sustainable profit in the market.** The Corporation's future growth depends on its ability to make the expenditures necessary to develop, market and license its patent portfolio and, if necessary, to enforce its patents. There can be no assurance that the Corporation will be able to obtain additional financial resources that may be required to successfully compete in its markets on favourable commercial terms, or at all. Failure to obtain such financing could result in the delay or abandonment of some or all of the Corporation's plans for developing and licensing its patent portfolio or for commencing litigation, which could have a material adverse effect on the business and financial condition of the Corporation.

- **Changes in patent laws or in the interpretation or application of patent laws could materially adversely affect the Corporation.** The ability of the Corporation to earn licensing and other revenues is principally dependent on the strength of the rights conferred on the Corporation under patent laws. Changes in patent laws or in the interpretation or application of patent laws could materially adversely affect the Corporation's business and financial condition.

INTERESTS OF EXPERTS

Certain legal matters in connection with this Offering will be passed upon on behalf of the Corporation by Osler, Hoskin & Harcourt LLP, and on behalf of the Underwriters by Heenan Blaikie LLP. As at the date hereof, the partners and associates of Osler, Hoskin & Harcourt LLP and the partners and associates of Heenan Blaikie LLP collectively beneficially own, directly or indirectly, less than 1% of the outstanding securities of the Corporation.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of the Corporation are PricewaterhouseCoopers LLP, Ottawa, Ontario.

The transfer agent and registrar for the Common Shares is Computershare Trust Company of Canada at its principal offices in Toronto, Ontario and Calgary, Alberta.

STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

Securities legislation in certain of the provinces and territories of Canada provides purchasers with the right to withdraw from an agreement to purchase securities within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces and territories, securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages where the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that such remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province or territory for the particulars of these rights or consult with a legal advisor.

AUDITORS' CONSENT OF PRICEWATERHOUSECOOPERS LLP

To the Board of Directors of Wi-LAN Inc.

We have read the short form prospectus of Wi-LAN Inc. (the "Corporation") dated March 5, 2007 relating to the issue and sale of 5,714,300 common shares of the Corporation. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned short form prospectus of our report to the shareholders of the Corporation on the consolidated balance sheet of the Corporation as at October 31, 2006 and the consolidated statements of operations and deficit and cash flows for the year then ended. Our report is dated January 11, 2007.

Ottawa, Ontario
March 5, 2007

(Signed) PRICEWATERHOUSECOOPERS LLP
Chartered Accountants

Merrill File: 07ZAS48801 - EA48801A.;12 - Seq 1 - CL 6 Proof: 5-MAR-07 19:27 Comp: 5-MAR-07 19:24 Chksum: 51387

AUDITORS' CONSENT OF KPMG LLP

To the Board of Directors of Wi-LAN Inc.

We have read the short form prospectus of Wi-LAN Inc. (the "Corporation") dated March 5, 2007 relating to the issue and sale of 5,714,300 common shares of the Corporation. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned short form prospectus of our report to the shareholders of the Corporation on the consolidated balance sheet of the Corporation as at October 31, 2005 and 2004 and the consolidated statements of operations and deficit and cash flows for the year then ended. Our report is dated December 13, 2005 except for note 16(c) which is dated as of February 3, 2006.

Calgary, Alberta
March 5, 2007

(Signed) KPMG LLP
Chartered Accountants

CERTIFICATE OF WI-LAN INC.

Dated: March 5, 2007

This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities laws of each of the provinces and territories of Canada, other than the Province of Québec.

(Signed) JAMES D. SKIPPEN President, Chief Executive Officer and Director	(Signed) R. STEPHEN BOWER Chief Financial Officer

On behalf of the Board of Directors of Wi-LAN Inc.

(Signed) WILLIAM K. JENKINS Director	(Signed) JOHN K. GILLBERRY Director

CERTIFICATE OF THE UNDERWRITERS

Dated: March 5, 2007

To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities laws of each of the provinces and territories of Canada, other than the Province of Québec.

WELLINGTON WEST CAPITAL MARKETS INC.

(Signed) Paul Rajchgod
PAUL RAJCHGOD

CIBC WORLD MARKETS INC.	GENUITY CAPITAL MARKETS GP	PARADIGM CAPITAL INC.
(Signed) Kevin Dalton KEVIN DALTON	(Signed) Daniel Daviau DANIEL DAVIAU	(Signed) Peter Greenwood PETER GREENWOOD

GMP SECURITIES L.P.

(Signed) Lorne Sugarman
LORNE SUGARMAN

DUNDEE SECURITIES CORPORATION

(Signed) Brett A. Whalen
BRETT A. WHALEN

WiLAN

A copy of this preliminary short form prospectus has been filed with the securities regulatory authorities in each of the provinces and territories of Canada, except the Province of Quebec, but has not yet become final for the purpose of the sale of securities. Information contained in this preliminary short form prospectus may not be complete and may have to be amended. The securities may not be sold until a receipt for the short form prospectus is obtained from the securities regulatory authorities.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This short form prospectus constitutes a public offering of the securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

The securities offered hereby have not been and will not be registered under the United States Securities Act of 1933, as amended (the "1933 Act"), or any state securities laws. Accordingly, these securities may not be offered or sold by the Underwriters within the United States of America except in compliance with the registration requirements of the 1933 Act and applicable state securities laws or under exemptions from those laws. See "Plan of Distribution".

***Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada.** Copies of the documents incorporated herein by reference may be obtained on request without charge from the Chief Financial Officer of the Corporation at Suite 608, 11 Holland Avenue, Ottawa, Ontario, K1Y 4S1, telephone: (613) 688-4900, and are also available electronically at www.sedar.com.*

PRELIMINARY SHORT FORM PROSPECTUS

New Issue February 26, 2007

Wi-LAN Inc.

$40,000,100

5,714,300 Common Shares

This short form prospectus qualifies the distribution (the "Offering") of 5,714,300 common shares (the "Shares") of Wi-LAN Inc. ("Wi-LAN" or the "Corporation") at a price of $7.00 per Share (the "Offering Price"). The Offering Price has been determined by negotiation between Wi-LAN and Wellington West Capital Markets Inc., CIBC World Markets Inc., Genuity Capital Markets G.P., Paradigm Capital Inc., GMP Securities L.P. and Dundee Securities Corporation (collectively, the "Underwriters"). The Shares being offered hereunder will be issued and sold by the Corporation to the Underwriters.

The outstanding common shares of Wi-LAN (the "Common Shares") are traded on the Toronto Stock Exchange (the "TSX") under the symbol "WIN". On February 19, 2007 (the last trading day prior to the announcement of this Offering), the closing price of the Common Shares on the TSX was $7.35. The Corporation has applied to list the Shares to be distributed under this short form prospectus on the TSX. Listing will be subject to the Corporation fulfilling all the listing requirements of the TSX.

Price: $7.00 per Share

	Price to the Public	Underwriters' Fee (1)	Net Proceeds to Wi-LAN (2)
Per Share	$7.00	$0.35	$6.65
Total(3)	$40,000,100(3)	$2,000,005	$38,000,095

Notes:

(1) The Corporation has agreed to pay to the Underwriters a cash commission of 5% of the gross proceeds of the Offering (the "Underwriters' Fee"). See "Plan of Distribution".

(2) Before deducting expenses of this Offering estimated to be $250,000 which, together with the Underwriters' Fee, will be paid from the proceeds of the Offering.

(3) Wi-LAN has granted to the Underwriters an over-allotment option, exercisable for a period of 30 days from the closing of the Offering, to purchase up to 571,430 additional Common Shares on the same terms as set out above to cover over-allotments, if any (the "Over-Allotment Option"). If the Over-Allotment Option is exercised in full, the total "Price to the Public", "Underwriters' Fee" and "Net Proceeds to Wi-LAN" will be $44,000,110, $2,200,006 and $41,800,104 respectively. This short form prospectus qualifies the distribution of the Over-Allotment Option and the issuance and subsequent transfer of Common Shares issuable upon exercise of that option. See "Plan of Distribution".

The Underwriters, as principals, conditionally offer the Shares, subject to prior sale, if, as and when issued by Wi-LAN and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under "Plan of Distribution" and subject to the approval of certain legal matters on behalf of Wi-LAN by Osler, Hoskin & Harcourt LLP and on behalf of the Underwriters by Heenan Blaikie LLP.

Underwriters' Position	Maximum Size or Number of Securities Held	Exercise Period/ Acquisition Date	Exercise Price or Average Acquisition Price
Over-Allotment Option	571,430 Common Shares	Exercisable for a period of 30 days following the Closing Date	$7.00
Any other options or warrants granted by issuer	172,730 Common Shares	Exercisable for a one year period expiring June 22, 2007	$0.88
	172,800 Common Shares	Exercisable for a one year period expiring August 17, 2007	$1.35

Subscriptions for the Shares will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. Closing of the Offering is expected to occur on or about March 13, 2007, or such later date as the Corporation and the Underwriters may agree but, in any event, no later than March 31, 2007 (the "Closing Date"). Definitive certificates evidencing the Shares will be available for delivery on the Closing Date. Subject to applicable laws, the Underwriters may, in connection with the Offering, effect transactions which stabilize or maintain the market price of the Shares at levels other than that which might otherwise prevail on the open market. See "Plan of Distribution".

The Corporation's head office and principal place of business are located at Suite 608, 11 Holland Avenue, Ottawa, Ontario, K1Y 4S1, and its telephone number is (613) 688-4900. Its registered office is located at 3300, 421 – 7th Avenue S.W., Calgary, Alberta, T2P 4K9.

It is important for purchasers of Shares to consider the particular risk factors that may affect the Corporation. See "Risk Factors".

TABLE OF CONTENTS

ELIGIBILITY FOR INVESTMENT

In the opinion of Osler, Hoskin & Harcourt LLP, counsel to the Corporation, and Heenan Blaikie LLP, counsel to the Underwriters, the Shares, if issued on the date hereof, would be, at such date, qualified investments under the *Income Tax Act* (Canada) (the "Tax Act") and the regulations thereunder for a trust governed by a registered retirement savings plan, registered retirement income fund, deferred profit sharing plan or registered education savings plan, in each case within the meaning of the Tax Act.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Chief Financial Officer of the Corporation at Suite 608, 11 Holland Avenue, Ottawa, Ontario, K1Y 4S1, telephone: (613) 688-4900. These documents are also available through the Internet on SEDAR which can be accessed at www.sedar.com.

The following documents of the Corporation, which have been filed with the securities commissions or similar authorities in each of the provinces and territories of Canada, are specifically incorporated by reference into and form an integral part of this short form prospectus:

1. the annual information form of the Corporation dated January 20, 2007 (the "AIF");
2. the audited consolidated financial statements of the Corporation for the years ended October 31, 2006 and October 31, 2005, together with the notes thereto and the auditors' report thereon;
3. the audited consolidated financial statements of the Corporation for the years ended October 31, 2005 and October 31, 2004, together with the notes thereto and the auditors' report thereon;
4. management's discussion and analysis of the financial condition and results of operations of the Corporation for the years ended October 31, 2006 and October 31, 2005;
5. the management information circular of the Corporation dated March 8, 2006 issued in connection with the annual and special meeting of the shareholders of the Corporation held on April 20, 2006 (excluding information which, pursuant to National Instrument 44-101 – Short Form Prospectus Distributions issued by the Canadian Securities Administrators, is not required to be incorporated by reference);
6. the material change report of the Corporation dated December 6, 2006, with respect to a license of the Corporation's patent portfolio to Nokia Corporation on December 4, 2006; and
7. the material change report of the Corporation dated February 23, 2007, with respect to this Offering.

All annual information forms, material change reports (excluding confidential reports), unaudited consolidated interim financial statements, audited consolidated annual financial statements, interim and annual management's discussion and analysis and information circulars (excluding information therein permitted by applicable securities laws to be excluded) which are filed by the Corporation with a securities commission or similar authority in any of the provinces or territories of Canada after the date of this short form prospectus and prior to the termination of the Offering, shall be deemed to be incorporated by reference into this short form prospectus.

Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded, for purposes of this short form prospectus, to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes that statement. Any such modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be considered in its unmodified or superseded form to constitute part of this short form prospectus; rather only such statement as so modified or superseded shall be considered to constitute part of this short form prospectus.

FORWARD-LOOKING STATEMENTS

All statements, other than statements of historical facts, included in this short form prospectus and the documents incorporated by reference herein regarding Wi-LAN's strategy, future operations, financial position, future revenues, projected costs, prospects, plans and objectives of management are forward-looking statements. When used herein and therein, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect", and similar expressions, as they relate to Wi-LAN Inc. or its management, are intended to identify forward-looking statements. Such statements are subject to known and unknown risks, uncertainties, assumptions and other factors outside of management's control that could cause actual results to differ materially from those expressed in the forward-looking statements. See "Risk Factors". Although the forward-looking statements contained in this short form prospectus, and the documents incorporated by reference, are based upon what management believes to be reasonable assumptions, Wi-LAN cannot assure prospective purchasers that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of the short form prospectus and, in the case of documents incorporated by reference herein, as of the dates of such documents and the Corporation assumes no responsibility for the accuracy and completeness of the forward-looking statements and the Corporation undertakes no obligations to publicly revise these forward-looking statements to reflect subsequent events or circumstances.

THE CORPORATION

Wi-LAN was incorporated under the *Business Corporations Act* (Alberta) as 529144 Alberta Ltd. on May 14, 1992. The Corporation amended its articles to change its name to Wi-LAN Inc. on October 29, 1992. On October 3, 1994, the Corporation amended its articles to remove the prohibition on inviting the public to subscribe for securities of Wi-LAN. On March 24, 1998, the Corporation amended its articles to remove the remaining private company restrictions and to reorganize its share capital. On March 25, 1998, Wi-LAN completed an initial public offering of its shares on the Toronto Stock Exchange.

Wi-LAN has two active wholly-owned subsidiaries, Wi-LAN Technologies Inc., incorporated under the laws of Delaware, U.S.A., and Wi-LAN Technologies Corporation ("Wi-LAN Technologies"), incorporated under the *Business Corporations Act* (Alberta).

The head office of the Corporation is located at 11 Holland Avenue, Suite 608, Ottawa, Ontario, K1Y 4S1 and the registered office is located at 3300, 421 - 7th Avenue S.W., Calgary, Alberta, T2P 4K9. Wi-LAN's website is: www.wi-lan.com. The information on the website is not and should not be considered part of, or incorporated by reference into, this short form prospectus.

BUSINESS OF THE CORPORATION

Wi-LAN owns intellectual property ("IP") that it believes is essential for a number of products in wireless and wireline telecommunications markets. The Corporation currently has a total of approximately 158 patents, including both issued and unissued patents and foreign equivalents. The Corporation believes that several of its patents are relevant to the following areas: CDMA (a third generation wireless platform); Wi-Fi (the underlying technology of wireless local area networks based on IEEE 802.11 specifications); WiMAX (a standards-based broadband wireless technology that provides metropolitan area network connectivity based on IEEE 802.16 specifications); and ADSL (a standards-based access technology that provides broadband Internet access over twisted pair telecommunications wiring). Wi-LAN has licensed some or all of its intellectual property to a number of major companies including Cisco Systems, Inc., Fujitsu Microelectronics America, Inc. and its affiliates, Nokia Corporation, Redline Communications Inc. and NXP Semiconductors (formerly a division of Philips). The Corporation generates substantially all of its revenues from the licensing of its patent portfolio. The Corporation intends to continue to expand its patent licensing initiatives through the licensing of its existing patent portfolio and the acquisition of available complementary patents.

RECENT DEVELOPMENTS

General

On February 5, 2007, at the request of Toronto Stock Exchange concerning recent market activity of Wi-LAN's shares, the Corporation confirmed that it was in preliminary discussions on a number of initiatives, including the acquisition of patents and/or companies, combinations and/or mergers that could account for such activity. All such discussions were and remain preliminary and there can be no assurances that any of such initiatives will be completed.

On January 2, 2007, the board of directors of the Corporation approved the adoption of a Restricted Share Unit Plan (the "RSU Plan") to enable eligible directors, officers and employees of the Corporation ("Eligible Participants") to participate in the Corporation's long-term success and to promote a greater alignment of interests between Eligible Participants and the Corporation's shareholders. Under the RSU Plan, the board of directors may grant restricted share units ("RSUs") to such directors, officers and employees in such number and at such times as it may determine. When vested, each RSU will give the holder of the RSU the right to receive a cash payment equal to the fair market value of one Common Share of the Corporation on the vesting date.

Employment/Consulting Agreements

The Corporation entered into an employment contract with Mr. James Skippen effective June 19, 2006, appointing Mr. Skippen President & Chief Executive Officer of the Corporation. Under the employment contract, as amended, Mr. Skippen receives an annual base salary of $325,000, and was granted 1,500,000 options and 750,000 restricted share units ("RSUs") that vest annually in January 2007, 2008 and 2009. Mr. Skippen also receives annual payments of $250,000 for a period of three years, payable in January in each of 2007, 2008 and 2009, 2% of Wi-LAN's gross licensing revenues from the date of the contract, payments towards his RRSP and payment for other costs totalling less than $25,000 annually. If Mr. Skippen's employment is terminated without cause, he is entitled to receive a payment of $1,000,000 plus outplacement services up to the amount of $40,000 and the continued payment of his RSUs. The first 250,000 RSUs vested and, together with the first payment of $250,000 due to Mr. Skippen, were paid by the Company in January 2007.

Mr. Stephen Bower was appointed Chief Financial Officer of the Corporation effective January 1, 2007, having been Acting Chief Financial Officer of the Corporation since March 1, 2006. His annual salary is $225,000 and the Corporation will contribute an amount equal to 3% of his salary to a registered retirement savings plan. Mr. Bower received a grant of 100,000 options on January 1, 2007 which vest at a rate of 33% annually, in addition to the 200,000 options he received on May 5, 2006. Mr. Bower may receive bonuses at the discretion of the President & Chief Executive Officer and board of directors of the Corporation. During the first two years of his appointment as Chief Financial Officer, Mr. Bower's employment may be terminated by the Corporation upon the provision of three months' notice or upon payment of three months' base salary.

Mr. William Middleton joined Wi-LAN as Vice-President, Licensing, General Counsel and Secretary pursuant to an employment agreement dated August 8, 2006. Pursuant to this agreement, Mr. Middleton is paid an annual salary of $225,000 and the Corporation will contribute an amount equal to 3% of his salary to a registered retirement savings plan. Mr. Middleton has been granted a total of 365,000 options. Mr. Middleton may receive bonuses at the discretion of the President & Chief Executive Officer and board of directors of the Corporation. If Mr. Middleton's employment is terminated without just cause or he resigns as a result of constructive dismissal, Mr. Middleton will be paid the equivalent of one year's base salary and target bonus and all of his unvested options will vest immediately. In addition, in the event of a change of control of the Corporation, all of Mr. Middleton's unvested options will vest immediately.

Mr. Jung Yee joined Wi-LAN as Chief Technology Officer pursuant to an employment agreement dated August 10, 2006. Pursuant to this agreement, Mr. Yee is paid an annual salary of $160,000 and the Corporation will contribute an amount equal to 3% of his salary to a registered retirement savings plan. Mr. Yee has been granted a total of 225,000 options. Mr. Yee may receive bonuses at the discretion of the President & Chief Executive Officer and board of directors of the Corporation. If Mr. Yee's employment with the Corporation is terminated without just cause, he will be paid the equivalent of three months' salary during the first six months of his employment, which amount shall be increased by one month's salary for each six month period thereafter to a maximum of one year's salary.

The Corporation entered into a consulting contract dated July 10, 2006 (the "Consulting Contract") with Dr. Hatim Zaghloul, through Innovative Products for Life, Inc. ("IPL"), a company controlled by Dr. Zaghloul. The Consulting Contract had a commencement date of July 10, 2006 and terminates on June 30, 2007. Under the terms of the Consulting Contract, the Corporation pays IPL a consulting fee of $10,000 per month plus expenses and Dr. Zaghloul was granted an option to purchase 250,000 common shares of the Corporation at $1.30 per share. Unless the Consulting Contract is terminated with or without cause before June 30, 2007, the options are exercisable until the fifth anniversary of the Consulting Contract, subject to normal vesting.

USE OF PROCEEDS

Assuming the Over-Allotment Option is not exercised, the net proceeds of the Offering, after deducting the fees payable to the Underwriters and the estimated expenses of the Offering payable by the Corporation, will be

approximately $37,750,000. The funds raised in this Offering are expected to be used for working capital and general corporate purposes. In addition, a portion of the net proceeds of this Offering may be used to acquire additional patent portfolios, but the timing and amount of such expenditures cannot be predicted until specific opportunities are identified and pursued. The terms under which patents may be acquired may vary and may include terms such as revenue sharing, a transfer of patents to Wi-LAN as partial consideration for a license to the Corporation's patents or outright purchase for cash or Common Shares. In the event that the Corporation elects to commence one or more additional litigation proceedings, then the funds from this Offering will be used, in part, to fund such litigation.

It is also essential for the Corporation to demonstrate to prospective licensees that it has sufficient cash on hand to finance both patent acquisitions and litigation to enforce its patent rights. On October 31, 2006, Wi-LAN had approximately $16,700,000 in cash and short-term investments on hand. In January 2007, the Corporation received approximately $15,200,000, less 10% withholding taxes, from Nokia. The Corporation also received net cash proceeds of approximately $28,369,000 from the issuance of Common Shares completed on December 29, 2006. The net proceeds from this Offering will further assist the Corporation in demonstrating significant available cash resources to pursue its business.

In addition to any litigation commenced by the Corporation, it is also possible that one or more parties will file a suit against Wi-LAN seeking a declaration that Wi-LAN's patents are invalid, unenforceable or not infringed by certain products, which may require the expenditure of funds derived from this Offering. Also, the demonstration by the Corporation of significant cash reserves may deter such litigation.

The Corporation will retain broad discretion in allocating the net proceeds of the Offering. The Corporation's actual use of such net proceeds may vary depending on the Corporation's operating and capital needs from time to time.

CONSOLIDATED CAPITALIZATION OF THE CORPORATION

The following table sets out the consolidated capitalization of the Corporation as at October 31, 2006, the Corporation's fiscal year end, both before and after giving effect to this Offering. Details of the Shares and instruments convertible into shares as at January 31, 2007 are also provided.

Designation	Authorized	As at October 31, 2006 Before Giving Effect to this Offering	As at October 31, 2006 After Giving Effect to this Offering [1]
Long-Term Debt	N/A	$ Nil	$ Nil
Common Shares [2][3]	Unlimited	$ 202,396,000 (61,099,073 Common Shares)	$ 240,146,000 (66,813,373 Common Shares)
Preferred Shares	Unlimited	$ Nil (Nil Shares)	$ Nil (Nil Shares)
Special Preferred Shares	6,305.9	$ Nil (Nil Shares)	$ Nil (Nil Shares)

Notes:

(1) Includes 5,714,300 Common Shares to be issued pursuant to this Offering. Does not include: (a) Underwriters option to purchase an additional 571,430 Common Shares ($4,000,010), (b) 6,667,700 Common Shares issued on December 29, 2006 pursuant to a short form prospectus dated December 21, 2006, and (c) options and brokers warrants exercised since October 31, 2006. On October 31, 2006, the Corporation's fiscal year end, an aggregate of 4,039,350 options to purchase Common Shares were issued and outstanding under the Corporation's stock option plan, 26,348 DSUs were issued and outstanding under the Corporation's deferred share unit plan, 756,660 Common Shares were reserved for issuance pursuant to brokers warrants, and 15,672 Common Shares were reserved for issuance pursuant to warrants other than brokers' warrants.

(2) At February 26, 2007, including the issue of shares on the closing of the Corporation's financing on December 29, 2006, and the exercise of options and warrants, there were: 69,121,990 Common Shares issued and outstanding, 3,314,463 options to purchase Common Shares issued and outstanding under the Corporation's stock option plan, 26,348 DSUs issued and outstanding under the Corporation's deferred share unit plan, 374,330 Common Shares reserved for issuance pursuant to brokers' warrants and no Common Shares reserved for issuance pursuant to warrants other than brokers' warrants.

(3) As at October 31, 2006, the Corporation had a contributed surplus of $6,470,000 and a deficit of $165,592,000.

DESCRIPTION OF SHARE CAPITAL

The authorized share capital of Wi-LAN consists of an unlimited number of Common Shares, 6,350.9 special preferred shares and an unlimited number of preferred shares, issuable in series. As of February 26, 2007, there were 69,121,990 Common Shares, no special preferred shares and no preferred shares issued and outstanding. The following is a summary of the rights, privileges, restrictions and conditions attaching to the Common Shares, the special preferred shares and the preferred shares.

Common Shares

The holders of Common Shares are entitled to notice of and to vote at all meetings of shareholders (except meetings at which only holders of a specified class or series of shares are entitled to vote) and are entitled to one vote per Common Share. Subject to the preferences accorded to holders of preferred shares and any other shares of the Corporation ranking senior to the Common Shares from time to time with respect to the payment of dividends, holders of Common Shares are entitled to receive, if, as and when declared by the Corporation's board of directors, such dividends as may be declared thereon by the board of directors from time to time. In the event of the liquidation, dissolution or winding-up of the Corporation, or any other distribution of assets among its shareholders for the purpose of winding-up its affairs (such event referred to herein as a "distribution"), holders of Common Shares, subject to the preferences accorded to holders of preferred shares and any other shares of the Corporation ranking senior to the Common Shares from time to time with respect to payment on a distribution, are entitled to share equally, share for share, in the remaining property of the Corporation.

Special Preferred Shares

The holders of the special preferred shares are not entitled, subject to applicable law, to receive notice of or to attend any meeting of shareholders and are not entitled to vote at such meetings. The special preferred shares rank ahead of all other classes of shares with respect to the payment of dividends and the holders are entitled to receive a fixed non-cumulative dividend up to a maximum of $3.50 per year. In the event of a distribution by the Corporation to holders of its shares, the holders of the special preferred shares are entitled to receive $50.00 per share together with any declared but unpaid dividends prior to any payment or distribution to any other class of shares of the Corporation, but shall not be entitled to share any further in the distribution. Each holder of the special preferred shares may require the Corporation to redeem all or any of their shares at any time after April 28, 2000 for $50.00 plus the amount of any declared but unpaid dividends.

Preferred Shares

The preferred shares at any time and from time to time may be issued in one or more series, each series to consist of such number of shares as may, before the issuance thereof, be determined by the board of directors. From time to time the board of directors of the Corporation may fix, before the designation of a series, the rights, privileges, restrictions and conditions attaching to each series of preferred shares including, without limiting the generality of the foregoing, the amount, if any, specified as being payable preferentially to such series on a distribution; the extent, if any, of further participation in a distribution; voting rights, if any; and dividend rights (including whether such dividends be preferential, or cumulative or non-cumulative), if any. In the event of the voluntary or involuntary liquidation, dissolution or winding-up of the Corporation, or any other distribution, holders of each series of preferred shares will be entitled, in priority to holders of Common Shares and any other shares of the Corporation ranking junior to the preferred shares from time to time with respect to payment on a distribution, to be paid rateably with holders of each other series of preferred shares the amount, if any, specified as being payable preferentially to the holders of such series on a distribution. The holders of each series of preferred shares will be entitled, in priority to holders of Common Shares and any other shares of the Corporation ranking junior to the preferred shares from time to time with respect to the payment of dividends, to be paid rateably with holders of each other series of preferred shares, the amount of accumulated dividends, if any, specified as being payable preferentially to the holders of such series.

PLAN OF DISTRIBUTION

Pursuant to an underwriting agreement dated February 26, 2007 between the Corporation and the Underwriters (the "Underwriting Agreement"), the Corporation has agreed to issue and sell an aggregate of 5,714,300 Shares to the Underwriters, and the Underwriters have severally agreed to purchase such Shares on March 13, 2007, or such other date as may be agreed by the Corporation and the Underwriters but, in any event, no later than March 31, 2007. Definitive certificates representing the Shares will be available for delivery at closing. Delivery of the Shares is conditional upon payment in cash on closing of $7.00 per Share by the Underwriters to the Corporation. The terms of the Offering were determined by negotiation between the Corporation and the Underwriters. The Corporation has agreed to pay the Underwriters' Fee equal to $0.35 per Share (being a commission of 5% of the gross proceeds).

In addition, Wi-LAN has granted to the Underwriters an option (the "Over-Allotment Option") to purchase up to a maximum of 571,430 additional Common Shares, representing up to 10% of the Shares offered hereby, at a price of $7.00 per share, payable in cash to the Corporation, against delivery of the certificates evidencing such additional Common Shares. The Over-Allotment Option is exercisable in whole or in part on closing of this Offering or from time to time for a period of up to 30 days thereafter to cover over-allotments, if any, made by the Underwriters in connection with the Offering. If such Over-Allotment Option is exercised, the Underwriters will receive a fee of

$0.35 per additional Common Share purchased pursuant to such Over-Allotment Option. This short form prospectus qualifies the distribution of the Over-Allotment Option to the Underwriters and the issuance and subsequent transfer of the Common Shares issuable upon the exercise thereof.

The obligations of the Underwriters under the Underwriting Agreement are several and not joint, and may be terminated at their discretion upon the occurrence of certain stated events. If an Underwriter fails to purchase the Shares which it has agreed to purchase, the other Underwriters may, but are not obligated to, purchase such Shares. The Underwriters are, however, obligated to take up and pay for all Shares if any are purchased under the Underwriting Agreement. The Underwriting Agreement also provides that the Corporation will indemnify the Underwriters and their respective directors, officers, agents, shareholders and employees against certain liabilities and expenses.

Pursuant to rules and policy statements of certain securities regulators, the Underwriters may not, at any time during the period ending on the date the selling process for the Shares ends and all stabilization arrangements relating to the Common Shares are terminated, bid for or purchase Common Shares. The foregoing restrictions are subject to certain exceptions including (a) a bid for or purchase of Common Shares if the bid or purchase is made through the facilities of the TSX in accordance with the Universal Market Integrity Rules of Market Regulation Services Inc., (b) a bid or purchase on behalf of a client, other than certain prescribed clients, provided that the client's order was not solicited by the Underwriter, or if the client's order was solicited, the solicitation occurred before the period of distribution as prescribed by the rules, and (c) a bid or purchase to cover a short position entered into prior to the period of distribution as prescribed by the rules. The Underwriters may engage in market stabilization or market balancing activities on the TSX where the bid for or purchase of the Common Shares is for the purpose of maintaining a fair and orderly market in the Common Shares, subject to price limitations applicable to such bids or purchases. Such transactions, if commenced, may be discontinued at any time.

The Corporation has agreed that, subject to certain exceptions, it will not offer or issue, or enter into an agreement to offer or issue, Common Shares or any securities convertible or exchangeable into Common Shares for a period of 90 days subsequent to the later of (a) the Closing Date, and (b) if the Over-Allotment Option is exercised, the closing date of the purchase of the additional Common Shares pursuant to the Over-Allotment Option, without the consent of Wellington West Capital Markets Inc. on behalf of the Underwriters, which consent may not be unreasonably withheld.

The Corporation has applied to list the Common Shares to be distributed under this short form prospectus on the TSX. Listing will be subject to the Corporation fulfilling all of the listing requirements of the TSX.

The Shares offered hereby have not been and will not be registered under the United States Securities Act of 1933, as amended (the "1933 Act"), or any state securities laws, and accordingly may not be offered or sold within the United States except in transactions exempt from the registration requirements of the 1933 Act and applicable state securities laws. The Underwriting Agreement permits the Underwriters to offer such Shares to certain institutional accredited investors who will purchase them from the Corporation, as substituted purchasers, pursuant to exemptions from registration under the 1933 Act. Moreover, the Underwriting Agreement provides that the Underwriters will offer and sell the Shares outside the United States only in accordance with Regulation S under the 1933 Act.

In addition, until 40 days after the commencement of the Offering, an offer or sale of Shares offered under this short form prospectus within the United States by any dealer (whether or not participating in the Offering) may violate the registration requirements of the 1933 Act if such offer or sale is made otherwise than in accordance with an exemption from the registration requirements of the 1933 Act.

RISK FACTORS

An investment in the Shares offered hereby involves certain risks. Before investing, prospective purchasers of Shares should carefully consider the factors set out below, as well as the other information contained in this short form prospectus and in the documents incorporated by reference, including the factors set out under the heading "Risk Factors" in the AIF (which may be accessed at www.sedar.com):

- **The Corporation is now almost exclusively reliant on additional licensing of its patent portfolio to generate future revenues and cash flows.** As Wi-LAN has divested its products business and its engineering services business and is now solely an intellectual property licensing company, it is almost exclusively reliant on licensing its patent portfolio to generate revenues and cash flows. Although Wi-LAN has some existing licensing arrangements, there is no assurance that Wi-LAN will receive material revenues from these licensing

agreements or that Wi-LAN will enter into additional licensing agreements with any other licensees. If Wi-LAN fails to enter into additional licensing arrangements, the Corporation's business, operational results and financial condition would be materially adversely affected.

- **The Corporation has made and may make acquisitions of products, technologies or businesses which could materially adversely affect the Corporation.** The Corporation continually evaluates opportunities to acquire additional products, technologies or businesses. The Corporation has no present commitments or agreements with respect to any such acquisitions. Acquisitions may result in potentially significant dilutive issuances of equity securities, decreases in the trading price of the Corporation's Common Shares, the incurrence of debt and contingent liabilities, and amortization expense related to intangible assets acquired, any of which could materially adversely affect the Corporation's financial condition and results of operations. In addition, acquired businesses may experience operating losses, which may adversely affect the Corporation's earnings. Acquisitions involve a number of risks, including uncertainties regarding the company's patent portfolios and the validity, applicability or enforceability of patents within the portfolios, difficulties in the assimilation of the acquired company's operations and products, diversion of management's resources, uncertainties associated with operating in new markets and working with new licensees, and the potential loss of the acquired company's key employees.

- **The Corporation is dependent on its key officers and employees.** Failure to retain key officers and employees or to attract and retain personnel with the necessary skills could have a material adverse effect on the Corporation.

- **The Corporation may be required to establish the enforceability of its patents in court in order to obtain material licensing revenues.** It may be necessary for the Corporation to commence or continue litigation against those it considers to be infringing its patents or for the Corporation to defend the validity of its patents against challenges from others. Litigation can be costly and time-consuming and the outcomes are uncertain. Any failure by a court to confirm the enforceability and validity of the Corporation's patents could materially adversely affect the Corporation. Prolonged litigation could also delay the receipt of licensing revenues by the Corporation and deplete the Corporation's financial resources.

- **The Corporation will need to acquire or develop new patents to continue and grow its business.** All patents have a limited life and will generally expire twenty years after the date on which the application for the patent was filed. In particular, two of Wi-LAN's key patents expire in 2012 and 2014. In order to be successful in the long term, in addition to the patents acquired from Nokia in December 2006, Wi-LAN will have to acquire or develop additional patents or acquire rights to license new patents. There can be no assurance that the Corporation will be able to do so. If the Corporation fails to acquire or develop additional patents or to acquire rights to license new patents, the Corporation's business, operational results and financial condition would be materially adversely affected.

- **The Corporation requires investment to translate its intellectual property position into sustainable profit in the market.** The Corporation's future growth depends on its ability to make the expenditures necessary to develop, market and license its patent portfolio and, if necessary, to enforce its patents. There can be no assurance that the Corporation will be able to obtain additional financial resources that may be required to successfully compete in its markets on favourable commercial terms, or at all. Failure to obtain such financing could result in the delay or abandonment of some or all of the Corporation's plans for developing and licensing its patent portfolio or for commencing litigation, which could have a material adverse effect on the business and financial condition of the Corporation.

- **Changes in patent laws or in the interpretation or application of patent laws could materially adversely affect the Corporation.** The ability of the Corporation to earn licensing and other revenues is principally dependent on the strength of the rights conferred on the Corporation under patent laws. Changes in patent laws or in the interpretation or application of patent laws could materially adversely affect the Corporation's business and financial condition.

INTERESTS OF EXPERTS

Certain legal matters in connection with this Offering will be passed upon on behalf of the Corporation by Osler, Hoskin & Harcourt LLP, and on behalf of the Underwriters by Heenan Blaikie LLP. As at the date hereof, the partners and associates of Osler, Hoskin & Harcourt LLP and the partners and associates of Heenan Blaikie LLP collectively beneficially own, directly or indirectly, less than 1% of the outstanding securities of the Corporation.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of the Corporation are PricewaterhouseCoopers LLP, Ottawa, Ontario.

The transfer agent and registrar for the Common Shares is Computershare Trust Company of Canada at its principal offices in Toronto, Ontario and Calgary, Alberta.

STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

Securities legislation in certain of the provinces and territories of Canada provides purchasers with the right to withdraw from an agreement to purchase securities within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces and territories, securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages where the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that such remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province or territory for the particulars of these rights or consult with a legal advisor.

AUDITORS' CONSENT OF PRICEWATERHOUSECOOPERS LLP

To the Board of Directors of Wi-LAN Inc.

We have read the short form prospectus of Wi-LAN Inc. (the "Corporation") dated March ●, 2007 relating to the issue and sale of 5,714,300 common shares of the Corporation. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned short form prospectus of our report to the shareholders of the Corporation on the consolidated balance sheet of the Corporation as at October 31, 2006 and the consolidated statements of operations and deficit and cash flows for the year then ended. Our report is dated January 11, 2007.

Chartered Accountants

Ottawa, Ontario
March ●, 2007

AUDITORS' CONSENT OF KPMG LLP

To the Board of Directors of Wi-LAN Inc.

We have read the short form prospectus of Wi-LAN Inc. (the "Corporation") dated March ●, 2007 relating to the issue and sale of 5,714,300 common shares of the Corporation. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned short form prospectus of our report to the shareholders of the Corporation on the consolidated balance sheet of the Corporation as at October 31, 2005 and 2004 and the consolidated statements of operations and deficit and cash flows for the year then ended. Our report is dated December 13, 2005 except for note 16(c) which is dated as of February 3, 2006.

Chartered Accountants

Calgary, Alberta
March ●, 2007

CERTIFICATE OF WI-LAN INC.

Dated: February 26, 2007

This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities laws of each of the provinces and territories of Canada, other than the Province of Québec.

(Signed) JAMES D. SKIPPEN President, Chief Executive Officer and Director	(Signed) R. STEPHEN BOWER Chief Financial Officer

On behalf of the Board of Directors of Wi-LAN Inc.

(Signed) DR. HATIM ZAGHLOUL Director	(Signed) JOHN K. GILLBERRY Director

CERTIFICATE OF THE UNDERWRITERS

Dated: February 26, 2007

To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities laws of each of the provinces and territories of Canada, other than the Province of Québec.

WELLINGTON WEST CAPITAL MARKETS INC.

(Signed) Paul Rajchgod
PAUL RAJCHGOD

CIBC WORLD MARKETS INC.

(Signed) Kevin W. Dalton
KEVIN DALTON

GENUITY CAPITAL MARKETS GP

(Signed) Daniel Daviau
DANIEL DAVIAU

PARADIGM CAPITAL INC.

(Signed) Peter Greenwood
PETER GREENWOOD

GMP SECURITIES L.P.

(Signed) Lorne Sugarman
LORNE SUGARMAN

DUNDEE SECURITIES CORPORATION

(Signed) Peter Liebel
PETER LIEBEL

SHORT FORM PROSPECTUS

New Issue December 21, 2006

Wi-LAN Inc.

$30,000,150

6,666,700 Common Shares

This short form prospectus qualifies the distribution (the "Offering") of 6,666,700 common shares (the "Shares") of Wi-LAN Inc. ("Wi-LAN" or the "Corporation") at a price of $4.50 per Share (the "Offering Price"). The Offering Price has been determined by negotiation between Wi-LAN and CIBC World Markets Inc., Wellington West Capital Markets Inc., Paradigm Capital Inc., Haywood Securities Inc. and Dundee Securities Corporation (collectively, the "Underwriters").

The outstanding common shares of Wi-LAN (the "Common Shares") are traded on the Toronto Stock Exchange (the "TSX") under the symbol "WIN". On December 7, 2006 (the last trading day prior to the announcement of this Offering), the closing price of the Common Shares on the TSX was $4.75. The Corporation has applied to list the Shares to be distributed under this short form prospectus on the TSX. Listing will be subject to the Corporation fulfilling all the listing requirements of the TSX.

Price: $4.50 per Share

	Price to the Public	Underwriters' Fee (1)	Net Proceeds to Wi-LAN (2)
Per Share	$4.50	$0.225	$4.275
Total	$30,000,150	$1,500,007.50	$28,500,142.50

Notes:

(1) The Corporation has agreed to pay to the Underwriters a cash commission of 5% of the gross proceeds of the Offering (the "Underwriters' Fee"). See "Plan of Distribution".

(2) Before deducting expenses of this Offering estimated to be $250,000 which, together with the Underwriters' Fee, will be paid from the proceeds of the Offering.

The Underwriters, as principals, conditionally offer the Shares, subject to prior sale, if, as and when issued by Wi-LAN and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under "Plan of Distribution" and subject to the approval of certain legal matters on behalf of Wi-LAN by LaBarge Weinstein Professional Corporation and on behalf of the Underwriters by Heenan Blaikie LLP.

Subscriptions for the Shares will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. Closing of the Offering is expected to occur on or about December 28, 2006, or such later date as the Corporation and the Underwriters may agree but, in any event, no later than January 12, 2007 (the "Closing Date"). Definitive certificates evidencing the Shares will be available for delivery on the Closing Date. Subject to applicable laws, the Underwriters may, in connection with the Offering, effect transactions which stabilize or maintain the market price of the Shares at levels other than that which might otherwise prevail on the open market. See "Plan of Distribution".

It is important for purchasers of Shares to consider the particular risk factors that may affect the Corporation. See "Risk Factors".

The Corporation's head office and principal place of business are located at Suite 608, 11 Holland Avenue, Ottawa, Ontario, K1Y 4S1, and its telephone number is (613) 688-4900. Its registered office is located at 3300, 421 - 7th Avenue S.W., Calgary, Alberta, T2P 4K9.

TABLE OF CONTENTS

ELIGIBILITY FOR INVESTMENT

In the opinion of LaBarge Weinstein Professional Corporation, counsel to the Corporation, and Heenan Blaikie LLP, counsel to the Underwriters, the Shares, if issued on the date hereof, would be, at such date, qualified investments under the *Income Tax Act* (Canada) (the "Tax Act") and the regulations thereunder for a trust governed by a registered retirement savings plan, registered retirement income fund, deferred profit sharing plan or registered education savings plan, in each case within the meaning of the Tax Act.

DOCUMENTS INCORPORATED BY REFERENCE

The following documents of the Corporation, filed with the securities commissions or similar authorities in each of the provinces and territories of Canada, are specifically incorporated by reference into and form an integral part of this short form prospectus:

1. the renewal annual information form of the Corporation dated February 2, 2006 (the "AIF");

2. the audited comparative consolidated financial statements of the Corporation for the years ended October 31, 2005 and October 31, 2004, together with the notes thereto and the auditors' report thereon;

3. management's discussion and analysis of the results of the financial condition and operations of the Corporation for the years ended October 31, 2005 and October 31, 2004;

4. the unaudited interim consolidated financial statements of the Corporation as at and for the three and nine months ended July 31, 2006 together with the notes thereto as re-filed on December 21, 2006;

5. management's discussion and analysis of the financial condition and operations of the Corporation for the three and nine months ended July 31, 2006 as re-filed on December 21, 2006;

6. the management information circular of the Corporation dated March 8, 2006 issued in connection with the annual and special meeting of the shareholders of the Corporation held on April 20, 2006 (excluding information which, pursuant to National Instrument 44-101 – Short Form Prospectus Distributions issued by the Canadian Securities Administrators, is not required to be incorporated by reference);

7. the material change report of the Corporation dated December 12, 2005 announcing the Corporation's agreement with Cisco Systems, Inc. terminating all legal actions pending between them;

8. the material change report of the Corporation dated February 3, 2006 announcing the Corporation's decision to exit

its products businesses;

9. the material change report of the Corporation dated February 3, 2006 announcing that the Corporation was seeking a successor to William A. Dunbar, then the Corporation's President and Chief Executive Officer;

10. the material change report of the Corporation dated July 5, 2006 with respect to the June 22, 2006 private placement of 9,091,000 Common Shares at a price of $0.88 per Common Share for aggregate gross proceeds of $8,000,080;

11. the material change report of the Corporation dated August 8, 2006 with respect to the appointment of James (Jim) Skippen as President and Chief Executive Officer, effective June 20, 2006;

12. the material change report of the Corporation dated September 7, 2006, 2006 with respect to the appointments of William (Bill) Middleton as Vice-President, Licensing, General Counsel and Secretary and Jung Yee as Chief Technology Officer;

13. the material change report of the Corporation dated October 25, 2006 with respect to the resignation of its prior auditors, KPMG LLP, and the appointment of PricewaterhouseCoopers LLP as the Corporation's new auditors effective October 25, 2006; and

14. the material change report of the Corporation dated December 6, 2006, with respect to a license of the Corporation's patent portfolio to Nokia Corporation on December 4, 2006.

All annual information forms, material change reports (excluding confidential reports), unaudited consolidated interim financial statements, audited consolidated annual financial statements, interim and annual management's discussion and analysis and information circulars (excluding information therein permitted by applicable securities laws to be excluded) which are filed by the Corporation with a securities commission or similar authority in any of the provinces or territories of Canada after the date of this short form prospectus and prior to the termination of the Offering, shall be deemed to be incorporated by reference into this short form prospectus.

Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded, for purposes of this short form prospectus, to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes that statement. Any such modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be considered in its unmodified or superseded form to constitute part of this short form prospectus; rather only such statement as so modified or superseded shall be considered to constitute part of this short form prospectus.

Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Chief Financial Officer of the Corporation at Suite 608, 11 Holland Avenue, Ottawa, Ontario, K1Y 4S1, telephone: (613) 688-4900. These documents are also available through the Internet on SEDAR which can be accessed at www.sedar.com.

FORWARD-LOOKING STATEMENTS

This short form prospectus and the documents incorporated by reference herein contain forward-looking statements that involve various risks and uncertainties. When used herein and therein, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect", and similar expressions, as they relate to the Corporation or its management, are intended to identify forward-looking statements. Such statements are subject to known and unknown risks, uncertainties, assumptions and other factors outside of management's control that could cause actual results to differ materially from those expressed in the forward-looking statements. These risks and uncertainties include, but are not restricted to, the enforceability of the Corporation's patents, the timing of the Corporation's ability to generate revenues and cash flows from licensing its patent portfolio, the effects of litigation regarding the licensing activities and the patents, the need of the Corporation to acquire or develop new patents to continue to grow its business, the investment required by the Corporation to translate its intellectual property position into sustainable profit in the market, the Corporation's dependency on the performance of its key officers and employees, the Corporation's ability to attract and retain key employees, changes in patent legislation or in the interpretation or application of patent litigation that could materially adversely affect the Corporation, the ability of the Corporation to raise capital or other forms of financing on acceptable terms when needed, the acquisitions of additional products, technologies or businesses and any potential change in foreign currency rates. See "Risk Factors". Although the forward-looking statements contained in this short form prospectus, and the documents incorporated by reference, are based upon what management believes to be reasonable assumptions, Wi-LAN cannot assure prospective purchasers that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of the short form prospectus and, in the case of documents incorporated by reference herein, as of the dates of such documents and the Corporation assumes no responsibility for the accuracy and completeness of the forward-looking statements and the Corporation undertakes no obligations to publicly revise these forward-looking statements to reflect subsequent events or circumstances.

THE CORPORATION

Wi-LAN Inc. was incorporated under the *Business Corporations Act* (Alberta) as 529144 Alberta Ltd. on May 14, 1992 and amended its articles to change its name to "Wi-LAN Inc." on October 29, 1992. On October 3, 1994, the Corporation amended its articles to remove the prohibition on inviting the public to subscribe for its securities. On March 24, 1998, the Corporation amended its articles to remove the remaining private corporation restrictions and to reorganize its share capital. The Corporation's registered and records office is located at 3300, 421 - 7th Avenue S.W., Calgary, Alberta, T2P 4K9, and the head office and principal place of business is located at Suite 608, 11 Holland Avenue, Ottawa, Ontario, K1Y 4S1, telephone: (613) 688-4900.

The Corporation has two active wholly-owned subsidiaries, Wi-LAN Technologies Inc., incorporated under the laws of the State of Delaware, and Wi-LAN Technologies Corporation ("Wi-LAN Technologies"), incorporated on March 13, 2006 under the laws of the Province of Alberta.

BUSINESS OF THE CORPORATION

Wi-LAN has developed, acquires and licenses a range of intellectual property that drives products providing access to wireless and wireline telecommunications markets. Some of the fundamental technologies covered by the Corporation's patents include: CDMA (a third generation wireless platform); Wi-Fi (the underlying technology of wireless local area networks based on IEEE 802.11 specifications); WiMAX (a standards-based broadband wireless technology that provides metropolitan area network connectivity); and ADSL (a standards-based access technology that provides broadband Internet access over twisted pair telecommunications wiring). Wi-LAN has already licensed some or all of its current intellectual property to a number of major companies including to Cisco Systems, Inc. ("Cisco"), Fujitsu Microelectronics America, Inc. ("Fujitsu") and Nokia Corporation ("Nokia").

Wi-LAN recently completed its transformation from a broadband wireless technology development and equipment manufacturing company to a "pure play" wireless and wireline telecommunications intellectual property licensing company by divesting itself of all of its product lines and its engineering services division.

RECENT DEVELOPMENTS

Following an extensive review of strategic alternatives, Wi-LAN focused its resources on commercializing its portfolio of broadband wireless technology patents. At the end of January 2006, the Corporation's board of directors approved a plan to exit its products businesses in an orderly manner, providing continuity of service and support for customers and distribution partners and minimizing financial implications, and concurrently relocated the Corporation's head office to smaller premises in Calgary, Alberta to reduce occupancy costs.

During the second fiscal quarter of 2006, Wi-LAN completed its divestiture of its products businesses. The Libra 5800 product line was sold to GIL Technology Co. Ltd.; the Ultima 3, VIP and LIBRA MX product lines were sold to EION Wireless Inc.; and the Til-Tek antenna business was sold to a subsidiary of Kavveri Telecom Products Limited. These purchasers will provide ongoing support for Wi-LAN's former customers and distribution partners. Aggregate net proceeds from these sales were approximately $1.2 million.

In March 2006, Wi-LAN and Industry Canada reached an agreement to terminate a contribution agreement, as amended, under the Technology Partnerships Canada ("TPC") program. In accordance with the settlement agreement, Wi-LAN paid $1.8 million to Industry Canada and was released unconditionally by Industry Canada from any further claims or commitments under the TPC program. This release included the elimination of the Corporation's prior obligation to issue to Industry Canada warrants to purchase Common Shares. The Corporation's obligation to issue these warrants had been recorded as an accrued liability of approximately $4.7 million at January 31, 2006, and with this settlement that amount was credited to earnings, resulting in a net gain of approximately $2.9 million in the Corporation's second quarter.

Also in March 2006, the Corporation formed a new wholly-owned subsidiary under the laws of Alberta, Wi-LAN Technologies, to focus on the licensing of Wi-LAN's patent portfolio. Initially Wi-LAN Technologies acquired a portion of Wi-LAN's overall patent portfolio. Wi-LAN Technologies then entered into an agreement to purchase substantially all of the assets of Ensemble Communications, Inc. ("Ensemble"), based in La Jolla, California, from whom Wi-LAN had originally acquired its WiMax Mac patents in 2004. As part of the 2004 transaction, Ensemble acquired licensing rights to the Wi-LAN patent portfolio, and revenue sharing on any related licences Wi-LAN sold in the future. Under the terms of the purchase agreement, Wi-LAN Technologies also received inventors' files, drawings and notes for other technology Ensemble was working on prior to its wind-up in 2004, as well as a licence to a number of additional patents that are complementary to Wi-LAN's current portfolio. After shareholder approval was obtained at Wi-LAN's annual and special meeting on April 20, 2006, the balance of Wi-LAN's patent portfolio was transferred to Wi-LAN Technologies.

On May 16, 2006, Wi-LAN announced that Wi-LAN Technologies had filed and served a lawsuit against D-Link Canada Inc. and its U.S. subsidiary D-Link Systems Inc. (collectively, "D-Link") in the Federal Court of Canada for infringement of one of Wi-LAN's WOFDM patents. Wi-LAN believes that all devices incorporating the IEEE802.11a/g standards, including those manufactured by D-Link Canada Inc., utilize Wi-LAN's WOFDM patents. D-Link is a worldwide market share leader in small to medium business connectivity for wireless local area networks (LANs) and wide area networks.

Also on May 16, 2006, the Corporation announced the appointment of James Skippen as President and Chief Executive Officer of the Corporation effective June 20, 2006, at which time Mr. Skippen also became a director of the Corporation. Prior to joining Wi-LAN, Mr. Skippen was Senior Vice President Patent Licensing and General Counsel of MOSAID Technologies Incorporated ("MOSAID") and was responsible for managing MOSAID's patent licensing program.

On May 25, 2006, Wi-LAN completed the sale of its engineering services division to Fujitsu and licensed its fixed WiMAX intellectual property under the IEEE 802.11d standards to Fujitsu for cash proceeds of approximately $2.2 million (US$2 million), as well as other financial considerations. Additional royalties per unit will be payable by Fujitsu once a specified number of semiconductor units are produced. Wi-LAN transferred its entire engineering services division to Fujitsu, including the contracts for all of Wi-LAN's technology development staff and for all 802.16d-like standards-based MAC and PHY technologies. In addition, Fujitsu purchased a licence to Wi-LAN's patent portfolio for 802.16d-like products and services, which includes OFDM and MAC licences. Wi-LAN did not sell any of its patents as a result of this transaction. Completion of the Fujitsu transaction was the last internal milestone in the transformation of Wi-LAN into a pure patent licensing company.

On June 22, 2006, the Corporation completed a private placement of 9,091,000 Common Shares. The 9,091,000 Common Shares were issued at a price of $0.88 per Common Share, for net proceeds of approximately $7.4 million.

On August 1, 2006, Wi-LAN opened its head office in Ottawa, Ontario, where all of its officers and employees are now based, and terminated its office lease in Calgary, Alberta.

On August 17, 2006, the Corporation completed the issuance of 6,400,000 Common Shares pursuant to a bought deal and a short form prospectus dated August 10, 2006. The 6,400,000 Common Shares were issued at a price of $1.25 per Common Share for net cash proceeds of approximately $7.3 million.

On August 28, 2006, the Corporation announced the appointment of William Middleton as Vice-President, Licensing, General Counsel and Secretary and Jung Yee as Chief Technology Officer of the Corporation. Prior to joining Wi-LAN, Mr.

Middleton was Vice President, Legal Services and General Counsel of Nygard International, before which he was General Counsel and Corporate Secretary of MOSAID. Prior to joining Wi-LAN, Mr. Yee was Chief Technology Officer and a founder of IceFyre Semiconductor Inc. Mr. Yee is the former chairman of the IEEE 802.16 MAC task group. See "Directors and Officers".

On October 25, 2006, Wi-LAN announced that its auditors, KPMG LLP, had resigned and that Wi-LAN's board of directors, at the recommendation of its Audit Committee, had appointed PricewaterhouseCoopers LLP as the Corporation's new auditors for the period until Wi-LAN's next shareholders' meeting.

On December 4, 2006, the Corporation announced that Nokia has licensed the Corporation's patent portfolio. Under the terms of this license, Nokia received a fully paid-up license to Wi-LAN's current patent portfolio. In partial consideration for this license, Nokia transferred to the Corporation patents, both issued and pending, related to telecommunications and asymmetric digital subscriber line ("ADSL") technologies. These patents have been ascribed a value of $34 million based on a preliminary independent valuation by a large accounting firm. As additional consideration, Nokia will pay Wi-LAN approximately $15.2 million (€10 million). See "Current Business and Ongoing Operations – Business Operations".

CURRENT BUSINESS AND ONGOING OPERATIONS

Patents

Going forward, Wi-LAN plans to generate virtually all of its revenues from licensing its patent portfolio. The Corporation currently has a total of approximately 146 patents, including both issued and unissued patents, and foreign equivalents, several of which it believes apply to the standards for at least four fundamental technologies which are broadly utilized in wireless and wireline telecommunications markets: CDMA; Wi-Fi; WiMAX; and ADSL.

The first key wireless technology segment to which the Corporation believes its patents have application is Wi-Fi. The Institute of Electrical and Electronics Engineers, Inc. ("IEEE") is a professional organization that sets standards for many types of electronic equipment. As an example, for the Wi-Fi market, the IEEE has issued standards 802.11 a, b and g regarding the performance of that equipment. Similarly, 802.16 d and e define performance standards for WiMAX equipment. The Corporation believes its US patent No. 5,282,222 would be infringed by any product implementing any of the 802.11 a, b or g standards. Two of the key product types that utilize the Wi-Fi IEEE 802.11 a, b or g standards are wireless routers and laptop computers with embedded Wi-Fi capability, although there are many other products that utilize this technology. US patent No. 5,282,222 expires in 2012. The litigation which was initiated by the Corporation and is underway against D-Link in Canada is based on the Canadian equivalent of US patent No. 5,282,222.

The second key wireless technology segment to which the Corporation believes its patents have application is CDMA. CDMA is one of the two main cellular technologies that most cellular phone systems currently utilize. Although GSM is the other technology used in the cellular world, CDMA has a very strong position in the North American market in particular. The Corporation believes its US Patent Nos. RE37802, 6,192,068 and 6,320,897 are infringed by any product implementing the cdmaOne™ or CDMA2000® standards. The US RE37802, 6,192,068 and 6,320,897 patents expire in 2014, 2016 and 2019 respectively.

The third key wireless technology segment to which the Corporation believes its patents have application is WiMAX, and the Korean equivalent which is referred to as WiBro, which are both based on the IEEE 802.16 standards. WiMAX is a framework for wireless communication that permits high-throughput broadband connections over long distances. WiMAX can be used for a variety of wireless applications including the broadcast of an Internet signal, high-speed enterprise connectivity for business and portable phones and PDAs. WiMAX is one of a few technologies that is competing to be the, or one of the dominant wireless technologies of the future. The Corporation believes a number of its patents, including US Patent Nos. 6,549,759 and 6,192,068, would be infringed by any U.S. implementation of either the 802.16 d or e standards. The US 6,549,759 and 6,192,068 patents expire in 2021 and 2019 respectively.

The fourth key wireline technology segment to which the Corporation believes its patents have application is ADSL. This group of patents was acquired from Nokia in December 2006 as partial consideration for Nokia's license of Wi-LAN's patents. ADSL equipment provides subscribers with high speed Internet access over conventional telephone wiring and currently represents about two-thirds of the global market for broadband network access.

Wi-LAN is continuing to evaluate its patents to determine whether or not they are applicable to other technology and product areas. For instance, the Corporation is currently assessing whether its patents have application to the Bluetooth®, cable modem and other standards.

The Wi-Fi, CDMA, WiMAX and ADSL markets to which the Corporation believes its patents apply are very large, multi-billion dollar markets. Given that the Corporation is at the beginning of its licensing program and has not yet fully tested the patents in extensive licensing negotiations or litigation, it is impossible to know with certainty whether or not the patents can withstand the scrutiny necessary to support even a modest royalty rate or to generate significant revenues.

Business Operations

The Corporation has been attempting to license its patents for several years as one part of its overall business, which included a wireless products business. In the first half of 2006 the Corporation disposed of its product businesses but continued, as its sole focus, its patent licensing business. To achieve the objective of transforming itself into a patent licensing company, all of the former staff in Calgary except for one were either terminated or transferred with the sale of various business lines to third parties. The Corporation is currently securing sufficient financing to operate its business until it can become self-sustaining based on patent license revenue. The Corporation also hired Jim Skippen, a leading executive in the patent licensing area, as President and Chief Executive Officer, to build an employee team appropriate to the new business model, and to transform the business into a pure patent licensing organization.

As part of the transition the Corporation moved its offices to Ottawa in order to take advantage of Ottawa's high tech business orientation and infrastructure, and because many of the staff required to operate the business are resident in Ottawa. The Corporation has leased facilities in Ottawa with an approximate annual total rent of $150,000. The Corporation has hired the senior staff that will operate the business from Ottawa during its current phase of growth. The following staff have been hired: President and Chief Executive Officer; Chief Financial Officer; Vice-President, Licensing and General Counsel; Chief Technical Officer; Director, Finance; Director, Intellectual Property; Director Market Research; and Office Manager & Executive Assistant. The Corporation expects that it can operate its business, with minor variances, for the foreseeable future with the staff currently in place, but will increase its staffing levels in line with its licensing progress and successes. It is expected that the founders of the Corporation, Dr. Hatim Zaghloul and Dr. Michel Fattouche, will continue to provide technical assistance to the Corporation.

The Corporation has license contracts with both Cisco (dated December 2005 for all of Wi-LAN's patents at that date) and Fujitsu (dated May 2006 for fixed WiMAX only) which could reasonably be expected to generate modest future royalty revenue from WiMAX products. However, neither of these contracts is currently generating any royalty income other than initial up-front license payments. In addition, the Corporation has recently entered into an agreement with Nokia pursuant to which Nokia has licensed Wi-LAN's patents, has agreed to transfer patents relating to telecommunications and ADSL technologies to Wi-LAN (which patents have been ascribed a $34 million value based on a preliminary independent valuation by a large accounting firm) and will pay Wi-LAN approximately $15.2 million (€10 million). Wi-LAN expects to receive the draft written report of the independent valuator on these telecommunications and ADSL patents prior to the end of 2006. Based on currently available information, the Corporation expects that such draft report and the ultimate final report of the independent valuator will confirm the $34 million preliminary valuation. However, there is no assurance that such draft written report will be completed prior to the end of 2006 and that the valuation contained in either the draft written report or the final report will confirm the $34 million preliminary valuation.

The Corporation has previously notified and is also in the process of reminding parties that it believes infringe Wi-LAN's patents that they infringe certain of the Corporation's patents and requesting discussions with these parties. The Corporation hopes such meetings will lead to such parties licensing the Corporation's relevant patents. In some cases the Corporation is already in active negotiations about licensing some or all of Wi-LAN's patents. On average, in management's experience, it takes two years from the time a party is approached about taking a license until the time when a license is finalized. However, it may take a shorter period of time or a much longer period to complete any such license.

The process which is typically followed starts with the Corporation identifying both the target licensees and the products it believes are infringing the Corporation's patents. The Corporation then prepares a letter identifying both the infringing products and the patents that are infringed. The letter invites the recipient to enter into licensing discussions with the Corporation. If the target agrees to enter discussions then claim charts will be presented to the target mapping specific claims in the patents to the recipient's products. The first stage of discussions may focus on legal and technical issues. The second stage of discussions, if it occurs, will generally focus on the financial terms of a license. The third part of the discussions will generally focus on the non-financial terms of the license, which can be quite complex. If the licensing discussions break down then there is an increased risk of litigation.

Royalty rates and the consideration for a license may vary significantly with different licensees since there are many factors that may make differing terms appropriate. Based on anecdotal information the Corporation understands that royalties charged in similar circumstances have ranged from 0.1% to 7%. Some of the factors that can affect the royalty rate include things such as the clarity of the reads of the patent claims on the patents in question, the significance of the patent technology

to the performance of the products, the profitability of the products in question, the propensity of the party to resist a license or to litigate, the number of patents that are applicable, the volume of products that infringe, the geographies into which infringing products are sold and the future sales plans of the prospective licensee. Licenses may involve the paying of a one time sum, a sum payable in installments over some period of time or a running royalty payable either as a percentage or as a per unit amount on each infringing product sold. Licenses may be for a set term after which the party is unlicensed or for the lives of the patents. Generally the Corporation is prepared to grant licenses on reasonable and non-discriminatory terms to parties that request a license.

The Corporation expects that it will be required to litigate from time to time with parties that infringe its patents but refuse to pay what the Corporation considers fair consideration either for a license or as compensation for past infringement. Currently the Corporation is in litigation with D-Link in the Federal Court of Canada concerning the alleged infringement by D-Link of Canadian patent no. 2,064,975. This litigation is in its early stages and D-Link has not yet filed a Statement of Defence responding to the Statement of Claim filed by the Corporation. In management's experience, the costs of taking a patent litigation to trial in Canada are generally in the range of $1-2 million although cost can vary significantly depending on a range of factors.

It is likely that the Corporation will litigate in the future in the United States and, in part, the proceeds from the Offering will provide the Corporation with the funds necessary to either litigate or demonstrate to potential licensees that the Corporation has the funds required to carry on litigation in the United States. In management's experience a single patent litigation, up to and including trial, in the United States can cost between $1-10 million or more.

Management may consider utilizing contingency litigation wherein a law firm takes some portion of its fees as a percentage of the settlement or license payment generated if the litigation is successful. However, generally the Corporation would prefer to finance its litigations in the conventional manner by paying a law firm's hourly rates because otherwise the Corporation may give up control of the litigation and lose its ability to manage matters or even terminate its outside lawyers if dissatisfied with their performance. Another reason the Corporation would be reluctant to engage in contingency litigation is that it will continue to license the patents in the litigation to other parties. The Corporation believes that there is typically a loss of control when a contingency firm is engaged and it will be more difficult for the Corporation to control all aspects of the licensing approach to the specific patents in the litigation. Management believes that many of the most successful and profitable licensing organizations which have developed a long-term, sophisticated patent licensing business, such as Qualcomm Inc., MOSAID, Rambus Inc., Texas Instruments Incorporated and Tessera, Inc., do not use contingency litigation.

On October 31, 2006, the Corporation's fiscal year-end, Wi-LAN had approximately $16 million in cash and short-term investments on hand. In addition, subsequent to October 31, 2006, the Corporation has a receivable of approximately $15.2 million due from Nokia which is expected to be received in January 2007. The total of $31 million (without giving consideration to the proceeds of this Offering) represents sufficient financial resources to fund approximately more than five years of operations based on the Corporation's current plans provided the Corporation is not subject to any additional litigation commenced or purchases any new patents or technologies.

DIRECTORS AND OFFICERS

The name, municipality of residence, principal occupation for the past five years and holdings of Common Shares, options and deferred stock units ("DSUs") of each of the directors and senior officers of the Corporation as at December 21, 2006 are as follows:

Name and Municipality of Residence	Position Held with the Corporation	Principal Occupation	Director Since:	Common Shares Beneficially Owned or Controlled	Options and DSUs
James Douglas Skippen Ottawa, Ontario Canada	Director, President, Chief Executive Officer & Chief Legal Officer	June 2006 to present: President, Chief Executive Officer & Chief Legal Officer of Wi-LAN and a director of the Corporation May 2004 – June 2006: Senior VP Patent Licensing, General Counsel and Secretary of MOSAID Technologies Incorporated October 2003 – May 2004: Counsel and Leader of the Ottawa Information Technology practice of McCarthy Tétrault LLP 2001-2003: a series of executive positions with MOSAID Technologies Incorporated, with the final position being Senior VP Patent Licensing, General Counsel and Secretary	June 20, 2006	100,000	1,400,000 options (6)
Robert Stephen Bower, FCA Ottawa, Ontario Canada	Acting Chief Financial Officer	Effective January 1, 2007, Chief Financial Officer of Wi-LAN March 1, 2006 to December 31, 2006: Acting Chief Financial Officer of Wi-LAN 2004 – present: Director and Chair of the Audit Committee, FisherCast Global Corporation, a private tool and diecasting company 1999 – 2005: CFO with SiGe Semiconductor, Inc., a private wireless semiconductor company	N/A	Nil	200,000 options
William Ross Middleton Ashton, Ontario Canada	Vice-President, Licensing, General Counsel and Secretary	August 2006 to present: Vice-President, Licensing, General Counsel and Secretary of Wi-LAN April 2004 – August 2006: Vice President, Legal Services and General Counsel, Nygard International October 2003 – April 2004: General Counsel and Corporate Secretary of MOSAID Technologies Incorporated December 2000 – September 2003: Senior Corporate Counsel of MOSAID Technologies Incorporated	N/A	14,000	365,000 options
Jung Yee Ottawa, Ontario Canada	Chief Technology Officer	August 2006 to present: Chief Technology Officer of Wi-LAN May 2005 – July 2006: consultant February 2001 – April 2005: Chief Technology Officer, IceFyre Semiconductor Inc.	N/A	Nil	225,000 options

Name and Municipality of Residence	Position Held with the Corporation	Principal Occupation	Director Since:	Common Shares Beneficially Owned or Controlled	Options and DSUs
Dr. Hatim Zaghloul (4) Calgary, Alberta Canada	Chairman and Director	March 2005 – present: President and CEO, Innovative Products for Life, Inc., a company that markets and engineers innovative ideas January 2004 – February 2005: Executive Chairman of Wi-LAN 1997 – December 2003: Chairman and Chief Executive Officer of Wi-LAN	April 20, 2006	638,060	650,000 options
Dr. Michel Tewfik Fattouche (1)(3)(4) Calgary, Alberta Canada	Director	Chief Technical Officer and various other senior officer positions with Cell-Loc Location Technologies Inc. and its predecessor, Cell-Loc Inc., a developer of a family of network-based wireless location products that enable location-based services	April 20, 2006	2,097,764	175,000 options
John Kendall Gillberry (1)(3) Milton, Ontario Canada	Director	1996 – present: Founder and President, Bayfield Capital Group, a corporate finance advisory firm July 2005 – present: COO and CFO of Software Innovation Inc., a software developer 2004 – July 2005: President and CEO of Radiant Energy Corporation, a developer and marketer of infrared aircraft de-icing systems June 2004 – May 2005: Chief Financial Officer, Skulogix Canada Inc., a provider of inventory and order fulfillment solutions June 2004 – December 2005: President of BTE Technologies, Inc., a provider of technology-based solutions for the rehabilitation industry	May 19, 2005	Nil	181,000 options 13,642 DSUs
William Keith Jenkins (2) Calgary, Alberta Canada	Director	Partner, Fraser Milner Casgrain LLP, Barristers & Solicitors	May 19, 2005	Nil	181,000 options 12,706 DSUs
Dr. Robert Adolph Schulz (1)(2) Calgary, Alberta Canada	Director	Professor of Strategic Management, University of Calgary – Haskayne School of Business	April 20, 2006	105,857	150,000 options

Notes:

(1) Audit Committee member.
(2) Governance and Nominating Committee member.
(3) Compensation Committee member.
(4) Technical Advisory Committee member.
(5) The Corporation does not have an Executive Committee.
(6) In addition, the Corporation issued 750,000 restricted stock units to Mr. Skippen as part of his employment contract.

Each director of the Corporation named above shall hold office until the next annual meeting of shareholders of the Corporation or until their successors are elected or appointed.

The number of Common Shares beneficially owned, directly or indirectly, by the directors and executive officers is 2,915,681 Common Shares, being approximately 4.7% of the issued and outstanding Common Shares before the Offering and 4.3% of the issued and outstanding Common Shares after closing of the Offering (not including any Common Shares

which may be purchased by directors and officers under the Offering).

Termination of Employment and Employment/Consulting Contracts

The Corporation's stock option plan allows for the full vesting of all unvested options for all optionees in the event of a change of control.

The Corporation has entered into an employment contract with Mr. Skippen effective June 19, 2006. Under the employment contract, Mr. Skippen received a one-time payment of $50,000 upon commencement of employment and an annual base salary of $325,000, 1,500,000 options and 750,000 restricted share units ("RSUs"). Mr. Skippen will also receive annual payments of $250,000 for a period of three years, 2% of Wi-LAN's gross licensing revenues from the date of the contract, payments towards his RRSP and payment for other costs totalling less than $25,000 annually. If Mr. Skippen's employment is terminated without cause, he is entitled to receive a payment of $1,000,000 plus outplacement services up to the amount of $40,000 and the continued payment of his RSUs. On December 4, 2006, the Corporation announced that Nokia has licensed the Corporation's patent portfolio. In partial consideration for this license, Nokia transferred to the Corporation patents, both issued and pending, related to telecommunications and ADSL technologies. These patents have been ascribed a value of $34 million based on a preliminary independent valuation by a large accounting firm. In consideration for Mr. Skippen foregoing his entitlement to 2% of the value of the Nokia patents received by Wi-LAN, the Corporation's board of directors has approved an acceleration of Mr. Skippen's RSUs so that the RSUs will now vest annually over the next three years on January 1 of each such year.

Mr. Bower has been Acting Chief Financial Officer of the Corporation since March 1, 2006, and is a consultant to the organization. He is currently paid $1,000 per day for his services, and was granted 200,000 options in May 2006. Effective January 1, 2007, Mr. Bower has accepted the full-time position as the Corporation's Chief Financial Officer at an annual salary of $225,000, with a grant of an additional 100,000 options at that date and the Corporation will contribute 3% of his salary to a registered retirement savings plan. Mr. Bower may receive bonuses at the discretion of the President and Chief Executive Officer and board of directors of the Corporation. During the first two years of his appointment as Chief Financial Officer, Mr. Bower's employment may be terminated upon the provision of three months' notice or upon payment of three months' base salary.

Mr. Middleton joined Wi-LAN pursuant to an employment agreement dated August 8, 2006. Pursuant to this agreement, Mr. Middleton will be paid an annual salary of $225,000 and the Corporation will contribute 3% of his salary to a registered retirement savings plan. Mr. Middleton was granted 330,000 options upon joining the Corporation and was reimbursed for agreed relocation expenses. Mr. Middleton may receive bonuses at the discretion of the President and Chief Executive Officer and board of directors of the Corporation. If Mr. Middleton's employment is terminated without just cause or he resigns as a result of constructive dismissal, Mr. Middleton will be paid the equivalent of one year's base salary and target bonus and all of his unvested options will immediately vest. In addition, in the event of a change of control of the Corporation, all of Mr. Middleton's unvested options will immediately vest.

Mr. Yee joined Wi-LAN pursuant to an employment agreement dated August 10, 2006. Pursuant to this agreement, Mr. Yee will be paid an annual salary of $160,000 and the Corporation will contribute 3% of his salary to a registered retirement savings plan. Mr. Yee was granted 200,000 options upon joining the Corporation. Mr. Yee may receive bonuses at the discretion of the President and Chief Executive Officer and board of directors of the Corporation. If Mr. Yee's employment with the Corporation is terminated without just cause, he will be paid the equivalent of three months' salary during the first six months of his employment, which amount shall be increased by one month's salary for each six month period thereafter to a maximum of one year's salary.

The Corporation entered into a consulting contract dated July 10, 2006 (the "Consulting Contract") with Dr. Zaghloul, through Innovative Products for Life, Inc. ("IPL"), a company controlled by Dr. Zaghloul. The Consulting Contract had a commencement date of July 10, 2006 and terminates on June 30, 2007. Under the terms of the Consulting Contract, the Corporation pays IPL a consulting fee of $10,000 per month plus expenses and Dr. Zaghloul was granted an option to purchase 250,000 common shares of the Corporation at $1.30 per share. Unless the Consulting Contract is terminated with or without cause before June 30, 2007, the options are exercisable until the fifth anniversary of the Consulting Contract, subject to normal vesting.

On March 8, 2006, Wi-LAN shareholders were sent a management information circular that provided a summary compensation table for the named executive officers for the year ended October 31, 2005, the Corporation's fiscal year end. All of those officers have since left Wi-LAN in line with the Corporation's restructuring activities. The current named executive officers of the Corporation are: James Skippen, President, Chief Executive Officer and Chief Legal Officer; Stephen Bower, Acting Chief Financial Officer; William Middleton, Vice President, Licensing and General Counsel; and

Jung Yee, Chief Technical Officer.

USE OF PROCEEDS

The net proceeds of the Offering, after deducting the fees payable to the Underwriters and the estimated expenses of the Offering payable by the Corporation, will be approximately $28,250,000. The funds raised in the Offering will be used to fund operations and for general corporate purposes, and may also be used to finance both technology acquisitions and any necessary litigation.

It is possible that the Corporation may commence litigation if a party is unwilling to pay fair rates for a license. It also possible that one or more parties will file a suit seeking a declaratory judgment of non-infringement or invalidity against the Corporation's patents which would force the Corporation into litigation, for which the proceeds from the Offering would be utilized, in part, to fund that litigation. Finally, it is important that target licensees know that, if necessary, the Corporation has sufficient funds to finance and fight a protracted litigation; otherwise a party may be more reluctant to agree to a license.

The Corporation also intends to consider and, if appropriate, to acquire various patents which may require some payment up front. The cost to acquire a patent can range between $5,000 and $10 million, or more. As part of its longer-term strategy, the Corporation plans to acquire additional patents, on an opportunistic basis, to strengthen its portfolio in the wireless and telecommunications areas. The business models for acquisition may include: (a) to acquire either the patents or licensing rights to the patents with no cash payment and to share in any license fees generated through licensing the patents; (b) to acquire patents in partial consideration for a license to the Corporation's patent portfolio; and/or (c) to acquire intellectual property for cash or Common Shares. Currently the Corporation is in discussions with a number of parties concerning the possible acquisition of patents, but the cost of patent acquisitions is not specifically factored into the Corporation's plans due to the uncertainty of specific timing and price. The timing and amount of expenditures relating to acquisitions cannot be predicted until specific opportunities are identified and pursued.

The Corporation will retain broad discretion in allocating the net proceeds of the Offering. The Corporation's actual use of such net proceeds may vary depending on the Corporation's operating and capital needs from time to time.

It is expected that within the next two years the Corporation will be in a position to fund ongoing operations from license revenues generated.

CONSOLIDATED CAPITALIZATION OF THE CORPORATION

The following table sets out the consolidated capitalization of the Corporation as at July 31, 2006, both before and after giving effect to this Offering.

Designation	Authorized	As at July 31, 2006 Before Giving Effect to this Offering (unaudited)	As at July 31, 2006 After Giving Effect to this Offering (unaudited)[1]
Long-Term Debt	N/A	$ NIL	$ NIL
Common Shares[2][3]	Unlimited	$ 194,228,000 (54,425,998 Common Shares)	$ 229,688,000 (67,492,698 Common Shares)
Preferred Shares	Unlimited	$ NIL (Nil Preferred Shares)	$ NIL (Nil Preferred Shares)
Special Preferred Shares	6,305.9	$ NIL (Nil Special Preferred Shares)	$ NIL (Nil Special Preferred Shares)

Notes:

(1) Includes 6,400,000 Common Shares issued pursuant to the Corporation's August 17, 2006 public offering and 6,666,700 Common Shares to be issued pursuant to this offering. Does not include 100,275 options exercised plus 172,900 brokers' warrants exercised between August 1, 2006 and October 31, 2006. A total of 756,650 brokers' warrants issued pursuant to the Corporation's private placement on June 22, 2006 and public offering on August 17, 2006 remained outstanding at October 31, 2006. Also, as at October 31, 2006, an aggregate of 4,039,350 options were issued and outstanding under the Corporation's stock option plan, 26,348 DSUs were issued and outstanding under the Corporation's deferred share unit plan and 15,672 Common Shares were reserved for issuance pursuant to warrants other than brokers' warrants. A total of 750,000 RSUs have been committed to the Corporation's President and Chief Executive Officer according to the terms of his employment agreement with Wi-LAN.

(2) At July 31, 2006, an aggregate of 3,925,865 options to purchase Common Shares were issued and outstanding under the Corporation's stock option plan, 26,348 DSUs were issued and outstanding under the Corporation's deferred share unit plan, 545,460 Common Shares were reserved for issuance pursuant to brokers' warrants and 22,388 Common Shares were reserved for issuance pursuant to warrants other than brokers' warrants. At October 31, 2006, an aggregate of 4,039,350 options were issued and outstanding under the Corporation's stock option plan, 26,348 DSUs were issued and outstanding under the Corporation's deferred share unit plan, 756,660 Common Shares were reserved for issuance pursuant to brokers' warrants and 15,672 Common Shares were reserved for issuance pursuant to warrants other than brokers' warrants.

(3) As at July 31, 2006, the Corporation had a contributed surplus of $6,620,000 and a deficit of $181,887,000.

DESCRIPTION OF SHARE CAPITAL

The authorized share capital of Wi-LAN consists of an unlimited number of Common Shares, 6,350.9 special preferred shares and an unlimited number of preferred shares, issuable in series. As of December 21, 2006, there were 61,522,960 Common Shares, no special preferred shares and no preferred shares issued and outstanding. The following is a summary of the rights, privileges, restrictions and conditions attaching to the Common Shares, the special preferred shares and the preferred shares.

Common Shares

The holders of Common Shares are entitled to notice of and to vote at all meetings of shareholders (except meetings at which only holders of a specified class or series of shares are entitled to vote) and are entitled to one vote per Common Share. Subject to the preferences accorded to holders of preferred shares and any other shares of the Corporation ranking senior to the Common Shares from time to time with respect to the payment of dividends, holders of Common Shares are entitled to receive, if, as and when declared by the Corporation's board of directors, such dividends as may be declared thereon by the board of directors from time to time. In the event of the liquidation, dissolution or winding-up of the Corporation, or any other distribution of assets among its shareholders for the purpose of winding-up its affairs (such event referred to herein as a "distribution"), holders of Common Shares, subject to the preferences accorded to holders of preferred shares and any other shares of the Corporation ranking senior to the Common Shares from time to time with respect to payment on a distribution, are entitled to share equally, share for share, in the remaining property.

Special Preferred Shares

The holders of the special preferred shares are not entitled, subject to applicable law, to receive notice of or to attend any meeting of shareholders and are not entitled to vote at such meetings. The special preferred shares rank ahead of all other classes of shares with respect to the payment of dividends and the holders are entitled to receive a fixed non-cumulative dividend up to a maximum of $3.50 per year. In the event of a distribution, the holders of the special preferred shares are entitled to receive $50.00 per share together with any declared but unpaid dividends prior to any payment or distribution to any other class of shares of the Corporation, but shall not be entitled to share any further in the distribution. The Corporation's board of directors may at their option redeem all or any of the special preferred shares at any time for $50.00 per share plus the amount of any declared but unpaid dividends. Each holder of the special preferred shares may require the Corporation to redeem all or any of their shares at any time after April 28, 2000 for $50.00 plus the amount of any declared but unpaid dividends.

Preferred Shares

The preferred shares at any time and from time to time may be issued in one or more series, each series to consist of such number of shares as may, before the issuance thereof, be determined by the board of directors. From time to time the board of directors of the Corporation may fix, before the designation of a series, the rights, privileges, restrictions and conditions attaching to each series of preferred shares including, without limiting the generality of the foregoing, the amount, if any, specified as being payable preferential to such series on a distribution; the extent, if any, of further participation in a distribution; voting rights, if any; and dividend rights (including whether such dividends be preferential, or cumulative or non-cumulative), if any. In the event of the voluntary or involuntary liquidation, dissolution or winding-up of the Corporation, or any other distribution, holders of each series of preferred shares will be entitled, in priority to holders of Common Shares and any other shares of the Corporation ranking junior to the preferred shares from time to time with respect to payment on a distribution, to be paid rateably with holders of each other series of preferred shares the amount, if any, specified as being payable preferentially to the holders of such series on a distribution. The holders of each series of preferred shares will be entitled, in priority to holders of Common Shares and any other shares of the Corporation ranking junior to the preferred shares from time to time with respect to the payment of dividends, to be paid rateably with holders of each other series of preferred shares, the amount of accumulated dividends, if any, specified as being payable preferentially to the holders of such series.

PLAN OF DISTRIBUTION

Pursuant to an underwriting agreement dated December 14, 2006 between the Corporation and the Underwriters (the "Underwriting Agreement"), the Corporation has agreed to issue and sell an aggregate of 6,666,700 Shares to the Underwriters, and the Underwriters have severally agreed to purchase such Shares on December 27, 2006, or such other date as may be agreed by the Corporation and the Underwriters but, in any event, no later than January 12, 2007. Definitive certificates representing the Shares will be available for delivery at closing. Delivery of the Shares is conditional upon payment on closing of $4.50 per Share by the Underwriters to the Corporation. The terms of the Offering were determined by

negotiation between the Corporation and the Underwriters. The Corporation has agreed to pay the Underwriters' Fee equal to $0.225 per Share (being a commission of 5%).

The obligations of the Underwriters under the Underwriting Agreement are several and not joint, and may be terminated at their discretion upon the occurrence of certain stated events. If an Underwriter fails to purchase the Shares which it has agreed to purchase, the other Underwriters may, but are not obligated to, purchase such Shares. The Underwriters are, however, obligated to take up and pay for all Shares if any are purchased under the Underwriting Agreement. The Underwriting Agreement also provides that the Corporation will indemnify the Underwriters and their respective directors, officers, agents, shareholders and employees against certain liabilities and expenses.

Pursuant to rules and policy statements of certain securities regulators, the Underwriters may not, at any time during the period ending on the date the selling process for the Shares ends and all stabilization arrangements relating to the Common Shares are terminated, bid for or purchase Common Shares. The foregoing restrictions are subject to certain exceptions including (a) a bid for or purchase of Common Shares if the bid or purchase is made through the facilities of the TSX in accordance with the Universal Market Integrity Rules of Market Regulation Services Inc., (b) a bid or purchase on behalf of a client, other than certain prescribed clients, provided that the client's order was not solicited by the Underwriter, or if the client's order was solicited, the solicitation occurred before the period of distribution as prescribed by the rules, and (c) a bid or purchase to cover a short position entered into prior to the period of distribution as prescribed by the rules. The Underwriters may engage in market stabilization or market balancing activities on the TSX where the bid for or purchase of the Common Shares is for the purpose of maintaining a fair and orderly market in the Common Shares, subject to price limitations applicable to such bids or purchases. Such transactions, if commenced, may be discontinued at any time.

The Corporation has agreed that, subject to certain exceptions, it will not offer or issue, or enter into an agreement to offer or issue, Common Shares or any securities convertible or exchangeable into Common Shares for a period of 90 days subsequent to the Closing Date without the consent of CIBC World Markets Inc. on behalf of the Underwriters, which consent may not be unreasonably withheld.

The Corporation has agreed to use reasonable best efforts to cause its executive officers and directors an associates to enter into agreements on terms and conditions satisfactory to the Underwriters, acting reasonably, in which they will covenant and agree that they will not, for a period of 90 days following the Closing Date, directly or indirectly, offer, sell, contract to sell, lend, swap, or enter into any other agreement to transfer the economic consequences of, or otherwise dispose of or deal with, or publicly announce any intention to offer, sell, contract to sell, grant or sell any option to purchase, hypothecate, pledge, transfer, assign, purchase any option or contract to sell, lend, swap or enter into any agreement to transfer the economic consequences of, or otherwise dispose of or deal with, whether through the facilities of a stock exchange, by private placement or otherwise, securities of the Corporation held by them, directly or indirectly, without first obtaining the written consent of CIBC World Markets Inc., on behalf of the Underwriters, which consent will not be unreasonably withheld or delayed, and will not be withheld upon the occurrence of a take-over bid or similar transaction involving a change of control of the Corporation.

The Corporation has applied to list the Common Shares to be distributed under this short form prospectus on the TSX. Listing will be subject to the Corporation fulfilling all of the listing requirements of the TSX.

The Shares offered hereby have not been and will not be registered under the United States Securities Act of 1933, as amended (the "1933 Act"), or any state securities laws, and accordingly may not be offered or sold within the United States except in transactions exempt from the registration requirements of the 1933 Act and applicable state securities laws. The Underwriting Agreement permits the Underwriters to offer and resell such Shares to certain institutional accredited investors pursuant to exemptions from registration under the 1933 Act. Moreover, the Underwriting Agreement provides that the Underwriters will offer and sell the Shares outside the United States only in accordance with Regulation S under the 1933 Act.

In addition, until 40 days after the commencement of the Offering, an offer or sale of Shares offered under this short form prospectus within the United States by any dealer (whether or not participating in the Offering) may violate the registration requirements of the 1933 Act if such offer or sale is made otherwise than in accordance with an exemption from the registration requirements of the 1933 Act.

RISK FACTORS

An investment in the Shares offered hereby involves certain risks in addition to those described in the AIF as a result of recent changes in the nature of the Corporation's business and assets. Before investing, prospective purchasers of Shares should carefully consider the factors set out below, as well as the other information contained in this short form prospectus

and in the documents incorporated by reference, including the factors set out under the heading "Risk Factors" in the AIF (which may be accessed at www.sedar.com):

- **The Corporation is now almost exclusively reliant on licensing its patent portfolio to generate revenues and cash flows.** As Wi-LAN has divested its products business and its engineering services business and is now a "pure play" intellectual property licensing company, it is almost exclusively reliant on licensing its patent portfolio to generate revenues and cash flows. Although Wi-LAN has some existing licensing arrangements, there is no assurance that Wi-LAN will receive material revenues from these licensing agreements or that Wi-LAN will enter into additional licensing agreements with any other licensees. If Wi-LAN fails to enter into additional licensing arrangements, the Corporation's business, results of operations and financial condition would be materially adversely affected.

- **The Corporation may be required to establish the enforceability of its patents in court in order to obtain material licensing revenues.** It may be necessary for the Corporation to commence or continue litigation against those it considers to be infringing its patents or for the Corporation to defend the validity of its patents against challenges from others. Litigation can be costly and time-consuming and the outcomes are uncertain. Any failure by a court to confirm the enforceability and validity of the Corporation's patents could materially adversely affect the Corporation. Prolonged litigation could also delay the receipt of licensing revenues by the Corporation and deplete the Corporation's financial resources.

- **The Corporation will need to acquire or develop new patents to continue and grow its business.** All patents have a limited life and will generally expire twenty years after the date on which the application for the patent was filed. In particular, two of Wi-LAN's key patents expire in 2012 and 2013. In order to be successful as a broadband wireless intellectual property company in the long term, in addition to the patents acquired from Nokia in December 2006, Wi-LAN will have to acquire or develop additional patents or acquire rights to license new patents. There can be no assurance that the Corporation will be able to do so. If the Corporation fails to acquire or develop additional patents or to acquire rights to license new patents, the Corporation's business, results of operations and financial condition would be materially adversely affected.

- **The Corporation requires investment to translate its intellectual property position into sustainable profit in the market.** The Corporation's future growth depends on its ability to make the expenditures necessary to develop and market its patent portfolio and, if necessary, to enforce its patents. There can be no assurance that the Corporation will be able to obtain additional financial resources that may be required to successfully compete in its markets on favourable commercial terms, or at all. Failure to obtain such financing could result in the delay or abandonment of some or all of the Corporation's plans for developing and marketing its patent portfolio or for commencing litigation, which could have a material adverse effect on the business and financial condition of the Corporation.

- **The Corporation is dependent on the performance of its key officers and employees.** Failure to retain key officers and employees or to attract and retain personnel with the necessary skills could have a material adverse effect on the Corporation.

- **Changes in patent legislation or in the interpretation or application of patent litigation could materially adversely affect the Corporation.** The ability of the Corporation to earn licensing and other revenues is principally dependent on the strength of the rights conferred on the Corporation under patent legislation. Changes in patent legislation or in the interpretation or application of patent legislation could materially adversely affect the Corporation's business and financial condition.

- **The Corporation has made and may make acquisitions of products, technologies or businesses which could materially adversely affect the Corporation.** The Corporation continually evaluates opportunities to acquire additional products, technologies or businesses. The Corporation has no present commitments or agreements with respect to any such acquisition. Acquisitions may result in potentially dilutive issuances of equity securities, the incurrence of debt and contingent liabilities, and amortization expense related to intangible assets acquired, any of which could materially adversely affect the Corporation's financial condition and results of operations. In addition, acquired businesses may be experiencing operating losses, which may adversely affect the Corporation's earnings. Acquisitions involve a number of risks, including difficulties in the assimilation of the acquired company's operations and products, diversion of management's resources, uncertainties associated with operating in new markets and working with new customers, and the potential loss of the acquired company's key employees.

INTERESTS OF EXPERTS

Certain legal matters in connection with this Offering will be passed upon on behalf of the Corporation by LaBarge Weinstein Professional Corporation, and on behalf of the Underwriters by Heenan Blaikie LLP. As at the date hereof, the partners and associates of LaBarge Weinstein Professional Corporation and the partners and associates of Heenan Blaikie LLP collectively beneficially own, directly or indirectly, less than 1% of the outstanding securities of the Corporation.

AUDITORS, TRANSFER AGENT AND REGISTRAR

Until October 25, 2006, the auditors of the Corporation were KPMG LLP, Calgary, Alberta. From and as of October 25, 2006, the auditors of the Corporation are PricewaterhouseCoopers LLP, Ottawa, Ontario.

The transfer agent and registrar for the Common Shares is Computershare Trust Company of Canada at its principal offices in Calgary, Alberta and Toronto, Ontario.

STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

Securities legislation in certain of the provinces and territories of Canada provides purchasers with the right to withdraw from an agreement to purchase securities within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces' and territories' securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages where the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that such remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province or territory for the particulars of these rights or consult with a legal advisor.

AUDITORS' CONSENT OF KPMG LLP

To the Board of Directors of Wi-LAN Inc.

We have read the short form prospectus of Wi-LAN Inc. (the "Corporation") dated December 21, 2006 relating to the issue and sale of 6,666,700 common shares of the Corporation. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned short form prospectus of our report to the shareholders of the Corporation on the consolidated balance sheets of the Corporation as at October 31, 2005 and 2004 and the consolidated statements of operations and deficit and cash flows for the years then ended. Our report is dated December 13, 2005 except for note 16(c) which is dated as of February 3, 2006.

(Signed) KPMG LLP
Chartered Accountants

Calgary, Alberta
December 21, 2006

CERTIFICATE OF WI-LAN INC.

Dated: December 21, 2006

This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities laws of each of the provinces and territories of Canada, other than the Province of Québec.

(signed) JAMES D. SKIPPEN	(signed) R. STEPHEN BOWER
President, Chief Executive Officer and Director	Chief Financial Officer

On behalf of the Board of Directors of Wi-LAN Inc.

(signed) DR. HATIM ZAGHLOUL	(signed) WILLIAM K. JENKINS
Director	Director

CERTIFICATE OF THE UNDERWRITERS

Dated: December 21, 2006

To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities laws of each of the provinces and territories of Canada, other than the Province of Québec.

CIBC WORLD MARKETS INC.

By: (signed) KEVIN DALTON
KEVIN DALTON

WELLINGTON WEST CAPITAL MARKETS INC.

By: (signed) PAUL RAJCHGOD
PAUL RAJCHGOD

PARADIGM CAPITAL INC.

By: (signed) PETER GREENWOOD
PETER GREENWOOD

HAYWOOD SECURITIES INC.

By: (signed) BLAKE CORBET
BLAKE CORBET

DUNDEE SECURITIES CORPORATION

By: (signed) ONORIO LUCCHESE
ONORIO LUCCHESE

Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Chief Financial Officer of the Corporation at Suite 608, 11 Holland Avenue, Ottawa, Ontario, K1Y 4S1, telephone: (613) 688-4900, and are also available electronically at www.sedar.com.

PRELIMINARY SHORT FORM PROSPECTUS

New Issue December 14, 2006

Wi-LAN Inc.

$30,000,150

6,666,700 Common Shares

This short form prospectus qualifies the distribution (the "Offering") of 6,666,700 common shares (the "Shares") of Wi-LAN Inc. ("Wi-LAN" or the "Corporation") at a price of $4.50 per Share (the "Offering Price"). The Offering Price has been determined by negotiation between Wi-LAN and CIBC World Markets Inc., Wellington West Capital Markets Inc., Paradigm Capital Inc., Haywood Securities Inc. and Dundee Securities Corporation (collectively, the "Underwriters").

The outstanding common shares of Wi-LAN (the "Common Shares") are traded on the Toronto Stock Exchange (the "TSX") under the symbol "WIN". On December 7, 2006 (the last trading day prior to the announcement of this Offering), the closing price of the Common Shares on the TSX was $4.75. The Corporation has applied to list the Shares to be distributed under this short form prospectus on the TSX. Listing will be subject to the Corporation fulfilling all the listing requirements of the TSX.

Price: $4.50 per Share

	Price to the Public	Underwriters' Fee (1)	Net Proceeds to Wi-LAN (2)
Per Share	$4.50	$0.225	$4.275
Total	$30,000,150	$1,500,007.50	$28,500,142.50

Notes:

(1) The Corporation has agreed to pay to the Underwriters a cash commission of 5% of the gross proceeds of the Offering (the "Underwriters' Fee"). See "Plan of Distribution".

(2) Before deducting expenses of this Offering estimated to be $250,000 which, together with the Underwriters' Fee, will be paid from the proceeds of the Offering.

The Underwriters, as principals, conditionally offer the Shares, subject to prior sale, if, as and when issued by Wi-LAN and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under "Plan of Distribution" and subject to the approval of certain legal matters on behalf of Wi-LAN by LaBarge Weinstein Professional Corporation and on behalf of the Underwriters by Heenan Blaikie LLP.

Subscriptions for the Shares will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. Closing of the Offering is expected to occur on or about December 27, 2006, or such later date as the Corporation and the Underwriters may agree but, in any event, no later than January 12, 2007 (the "Closing Date"). Definitive certificates evidencing the Shares will be available for delivery on the Closing Date. Subject to applicable laws, the Underwriters may, in connection with the Offering, effect transactions which stabilize or maintain the market price of the Shares at levels other than that which might otherwise prevail on the open market. See "Plan of Distribution".

It is important for purchasers of Shares to consider the particular risk factors that may affect the Corporation. See "Risk Factors".

The Corporation's head office and principal place of business are located at Suite 608, 11 Holland Avenue, Ottawa, Ontario, K1Y 4S1, and its telephone number is (613) 688-7900. Its registered office is located at 3300, 421 - 7th Avenue S.W., Calgary, Alberta, T2P 4K9.

TABLE OF CONTENTS

ELIGIBILITY FOR INVESTMENT

In the opinion of LaBarge Weinstein Professional Corporation, counsel to the Corporation, and Heenan Blaikie LLP, counsel to the Underwriters, the Shares, if issued on the date hereof, would be, at such date, qualified investments under the *Income Tax Act* (Canada) (the "Tax Act") and the regulations thereunder for a trust governed by a registered retirement savings plan, registered retirement income fund, deferred profit sharing plan or registered education savings plan, in each case within the meaning of the Tax Act.

DOCUMENTS INCORPORATED BY REFERENCE

The following documents of the Corporation, filed with the securities commissions or similar authorities in each of the provinces and territories of Canada, are specifically incorporated by reference into and form an integral part of this short form prospectus:

1. the renewal annual information form of the Corporation dated February 2, 2006 (the "AIF");

2. the audited comparative consolidated financial statements of the Corporation for the years ended October 31, 2005 and October 31, 2004, together with the notes thereto and the auditors' report thereon;

3. management's discussion and analysis of the results of the financial condition and operations of the Corporation for the years ended October 31, 2005 and October 31, 2004;

4. the unaudited interim consolidated financial statements of the Corporation as at and for the three and nine months ended July 31, 2006 together with the notes thereto;

5. management's discussion and analysis of the financial condition and operations of the Corporation for the three and nine months ended July 31, 2006;

6. the management information circular of the Corporation dated March 8, 2006 issued in connection with the annual and special meeting of the shareholders of the Corporation held on April 20, 2006 (excluding information which, pursuant to National Instrument 44-101 – Short Form Prospectus Distributions issued by the Canadian Securities Administrators, is not required to be incorporated by reference);

7. the material change report of the Corporation dated December 12, 2005 announcing the Corporation's agreement with Cisco Systems Inc. terminating all legal actions pending between them;

8. the material change report of the Corporation dated February 3, 2006 announcing the Corporation's decision to exit its products businesses;

9. the material change report of the Corporation dated February 3, 2006 announcing that the Corporation was seeking a successor to William A. Dunbar, then the Corporation's President and Chief Executive Officer;

10. the material change report of the Corporation dated July 5, 2006 with respect to the June 22, 2006 private placement of 9,091,000 Common Shares at a price of $0.88 per Common Share for aggregate gross proceeds of $8,000,080;

11. the material change report of the Corporation dated August 8, 2006 with respect to the appointment of James (Jim) Skippen as President and Chief Executive Officer, effective June 20, 2006;

12. the material change report of the Corporation dated September 7, 2006, 2006 with respect to the appointments of William (Bill) Middleton as Vice-President, Licensing, General Counsel and Secretary and Jung Yee as Chief Technology Officer;

13. the material change report of the Corporation dated October 25, 2006 with respect to the resignation of its prior auditors, KPMG LLP, and the appointment of PricewaterhouseCoopers LLP as the Corporation's new auditors effective October 25, 2006; and

14. the material change report of the Corporation dated December 6, 2006, with respect to a license of the Corporation's patent portfolio to Nokia Corporation on December 4, 2006.

All annual information forms, material change reports (excluding confidential reports), unaudited consolidated interim financial statements, audited consolidated annual financial statements, interim and annual management's discussion and analysis and information circulars (excluding information therein permitted by applicable securities laws to be excluded) which are filed by the Corporation with a securities commission or similar authority in any of the provinces or territories of Canada after the date of this short form prospectus and prior to the termination of the Offering, shall be deemed to be incorporated by reference into this short form prospectus.

Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded, for purposes of this short form prospectus, to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes that statement. Any such modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be considered in its unmodified or superseded form to constitute part of this short form prospectus; rather only such statement as so modified or superseded shall be considered to constitute part of this short form prospectus.

Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Chief Financial Officer of the Corporation at Suite 608, 11 Holland Avenue, Ottawa, Ontario, K1Y 4S1, telephone: (613) 688-4900. These documents are also available through the Internet on SEDAR which can be accessed at www.sedar.com.

FORWARD-LOOKING STATEMENTS

This short form prospectus and the documents incorporated by reference herein contain forward-looking statements that involve various risks and uncertainties. When used herein and therein, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect", and similar expressions, as they relate to the Corporation or its management, are intended to identify forward-looking statements. Such statements are subject to known and unknown risks, uncertainties, assumptions and other factors outside of management's control that could cause actual results to differ materially from those expressed in the forward-looking statements. These risks and uncertainties include, but are not restricted to, the enforceability of the Corporation's patents, the timing of the Corporation's ability to generate revenues and cash flows from licensing its patent portfolio, the effects of litigation regarding the licensing activities and the patents, the need of the Corporation to acquire or develop new patents to continue to grow its business, the investment required by the Corporation to translate its intellectual property position into sustainable profit in the market, the Corporation's dependency on the performance of its key officers and employees, the Corporation's ability to attract and retain key employees, changes in patent legislation or in the interpretation or application of patent litigation that could materially adversely affect the Corporation, the ability of the Corporation to raise capital or other forms of financing on acceptable terms when needed and potential change in foreign currency rates. See "Risk Factors". Although the forward-looking statements contained in this short form prospectus, and the documents incorporated by reference, are based upon what management believes to be reasonable assumptions, Wi-LAN cannot assure prospective purchasers that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of the short form prospectus and, in the case of documents incorporated by reference herein, as of the dates of such documents and the Corporation assumes no responsibility for the accuracy and completeness of the forward-looking statements and the Corporation undertakes no obligations to publicly revise these forward-looking statements to reflect subsequent events or circumstances.

THE CORPORATION

Wi-LAN Inc. was incorporated under the *Business Corporations Act* (Alberta) as 529144 Alberta Ltd. on May 14, 1992 and amended its articles to change its name to "Wi-LAN Inc." on October 29, 1992. On October 3, 1994, the Corporation amended its articles to remove the prohibition on inviting the public to subscribe for its securities. On March 24, 1998, the Corporation amended its articles to remove the remaining private corporation restrictions and to reorganize its share capital. The Corporation's registered and records office is located at 3300, 421 - 7th Avenue S.W., Calgary, Alberta, T2P 4K9, and the head office and principal place of business is located at Suite 608, 11 Holland Avenue, Ottawa, Ontario, K1Y 4S1, telephone: (613) 688-4900.

The Corporation has two active wholly-owned subsidiaries, Wi-LAN Technologies Inc., incorporated under the laws of the State of Delaware, and Wi-LAN Technologies Corporation ("Wi-LAN Technologies"), incorporated on March 13, 2006 under the laws of the Province of Alberta.

BUSINESS OF THE CORPORATION

Wi-LAN has developed, acquires and licenses a range of intellectual property that drives products providing access to wireless and wireline telecommunications markets. Some of the fundamental technologies covered by the Corporation's patents include: CDMA (a third generation wireless platform); Wi-Fi (the underlying technology of wireless local area networks based on IEEE 802.11 specifications); WiMAX (a standards-based broadband wireless technology that provides metropolitan area network connectivity); and ADSL (a standards-based access technology that provides broadband Internet access over twisted pair telecommunications wiring). Wi-LAN has already licensed some or all of its current intellectual property to a number of major companies including to Cisco Systems Inc. ("Cisco"), Fujitsu Microelectronics of America Inc. ("Fujitsu") and Nokia Corporation ("Nokia").

Wi-LAN recently completed its transformation from a broadband wireless technology development and equipment manufacturing company to a "pure play" wireless and wireline telecommunications intellectual property licensing company by divesting itself of all of its product lines and its engineering services division.

RECENT DEVELOPMENTS

Following an extensive review of strategic alternatives, Wi-LAN focused its resources on commercializing its portfolio of broadband wireless technology patents. At the end of January 2006, the Corporation's board of directors approved a plan to exit its products businesses in an orderly manner, providing continuity of service and support for customers and distribution partners and minimizing financial implications, and concurrently relocated the Corporation's head office to smaller premises in Calgary, Alberta to reduce occupancy costs.

During the second fiscal quarter of 2006, Wi-LAN completed its divestiture of its products businesses. The Libra 5800 product line was sold to GIL Technology Co. Ltd.; the Ultima 3, VIP and LIBRA MX product lines were sold to EION Wireless Inc.; and the Til-Tek antenna business was sold to a subsidiary of Kavveri Telecom Products Limited. These purchasers will provide ongoing support for Wi-LAN's former customers and distribution partners. Aggregate net proceeds from these sales were approximately $1.2 million.

In March 2006, Wi-LAN and Industry Canada reached an agreement to terminate a contribution agreement, as amended, under the Technology Partnerships Canada ("TPC") program. In accordance with the settlement agreement, Wi-LAN paid $1.8 million to Industry Canada and was released unconditionally by Industry Canada from any further claims or commitments under the TPC program. This release included the elimination of the Corporation's prior obligation to issue to Industry Canada warrants to purchase Common Shares. The Corporation's obligation to issue these warrants had been recorded as an accrued liability of approximately $4.7 million at January 31, 2006, and with this settlement that amount was credited to earnings, resulting in a net gain of approximately $2.9 million in the Corporation's second quarter.

Also in March 2006, the Corporation formed a new wholly-owned subsidiary under the laws of Alberta, Wi-LAN Technologies, to focus on the licensing of Wi-LAN's patent portfolio. Initially Wi-LAN Technologies acquired a portion of Wi-LAN's overall patent portfolio. Wi-LAN Technologies then entered into an agreement to purchase substantially all of the assets of Ensemble Communications Inc. ("Ensemble"), based in La Jolla, California, from whom Wi-LAN had originally acquired its WiMax Mac patents in 2004. As part of the 2004 transaction, Ensemble acquired licensing rights to the Wi-LAN patent portfolio, and revenue sharing on any related licences Wi-LAN sold in the future. Under the terms of the purchase agreement, Wi-LAN Technologies also received inventors' files, drawings and notes for other technology Ensemble was working on prior to its wind-up in 2004, as well as a licence to a number of additional patents that are complementary to Wi-LAN's current portfolio. After shareholder approval was obtained at Wi-LAN's annual and special meeting on April 20, 2006, the balance of Wi-LAN's patent portfolio was transferred to Wi-LAN Technologies.

On May 16, 2006, Wi-LAN announced that Wi-LAN Technologies had filed and served a lawsuit against D-Link Canada Inc. and its U.S. subsidiary D-Link Systems Inc. (collectively, "D-Link") in the Federal Court of Canada for infringement of one of Wi-LAN's WOFDM patents. Wi-LAN believes that all devices incorporating the IEEE802.11a/g standards, including those manufactured by D-Link Canada Inc., utilize Wi-LAN's WOFDM patents. D-Link is a worldwide market share leader in small to medium business connectivity for wireless local area networks (LANs) and wide area networks.

Also on May 16, 2006, the Corporation announced the appointment of James Skippen as President and Chief Executive Officer of the Corporation effective June 20, 2006, at which time Mr. Skippen also became a director of the Corporation. Prior to joining Wi-LAN, Mr. Skippen was Senior Vice President Patent Licensing and General Counsel of MOSAID Technologies Incorporated ("MOSAID") and was responsible for managing MOSAID's patent licensing program.

On May 25, 2006, Wi-LAN completed the sale of its engineering services division to Fujitsu and licensed its fixed WiMAX intellectual property under the IEEE 802.11d standards to Fujitsu for cash proceeds of approximately $2.2 million (US$2 million), as well as other financial considerations. Additional royalties per unit will be payable by Fujitsu once a specified number of semiconductor units are produced. Wi-LAN transferred its entire engineering services division to Fujitsu, including the contracts for all of Wi-LAN's technology development staff and for all 802.16d-like standards-based MAC and PHY technologies. In addition, Fujitsu purchased a licence to Wi-LAN's patent portfolio for 802.16d-like products and services, which includes OFDM and MAC licences. Wi-LAN did not sell any of its patents as a result of this transaction. Completion of the Fujitsu transaction was the last internal milestone in the transformation of Wi-LAN into a pure patent licensing company.

On June 22, 2006, the Corporation completed a private placement of 9,091,000 Common Shares. The 9,091,000 Common Shares were issued at a price of $0.88 per Common Share, for net proceeds of approximately $7.4 million.

On August 1, 2006, Wi-LAN opened its head office in Ottawa, Ontario, where all of its officers and employees are now based, and terminated its office lease in Calgary, Alberta.

On August 17, 2006, the Corporation completed the issuance of 6,400,000 Common Shares pursuant to a bought deal and a short form prospectus dated August 10, 2006. The 6,400,000 Common Shares were issued at a price of $1.25 per Common Share for net cash proceeds of approximately $7.3 million.

On August 28, 2006, the Corporation announced the appointment of William Middleton as Vice-President, Licensing, General Counsel and Secretary and Jung Yee as Chief Technology Officer of the Corporation. Prior to joining Wi-LAN, Mr. Middleton was Vice President, Legal Services and General Counsel of Nygard International, before which he was General

Counsel and Corporate Secretary of MOSAID. Prior to joining Wi-LAN, Mr. Yee was Chief Technology Officer and a founder of IceFyre Semiconductor Inc. Mr. Yee is the former chairman of the IEEE 802.16 MAC task group. See "Directors and Officers".

On October 25, 2006, Wi-LAN announced that its auditors, KPMG LLP, had resigned and that Wi-LAN's board of directors, at the recommendation of its Audit Committee, had appointed PricewaterhouseCoopers LLP as the Corporation's new auditors for the period until Wi-LAN's next shareholders' meeting.

On December 4, 2006, the Corporation announced that Nokia has licensed the Corporation's patent portfolio. Under the terms of this license, Nokia received a fully paid-up license to Wi-LAN's current patent portfolio. In partial consideration for this license, Nokia transferred to the Corporation patents, both issued and pending, related to telecommunications and asymmetric digital subscriber line ("ADSL") technologies. These patents have been ascribed a value of $34 million based on a preliminary independent valuation by a large accounting firm. As additional consideration, Nokia will pay Wi-LAN approximately $15.2 million (€10 million). See "Current Business and Ongoing Operations – Business Operations".

CURRENT BUSINESS AND ONGOING OPERATIONS

Patents

Going forward, Wi-LAN plans to generate virtually all of its revenues from licensing its patent portfolio. The Corporation currently has a total of approximately 146 patents, including both issued and unissued patents, and foreign equivalents, several of which it believes apply to the standards for at least four fundamental technologies which are broadly utilized in wireless and wireline telecommunications markets: CDMA; Wi-Fi; WiMAX; and ADSL.

The first key wireless technology segment to which the Corporation believes its patents have application is Wi-Fi. The Institute of Electrical and Electronics Engineers, Inc. ("IEEE") is a professional organization that sets standards for many types of electronic equipment. As an example, for the Wi-Fi market, the IEEE has issued standards 802.11 a, b and g regarding the performance of that equipment. Similarly, 802.16 d and e define performance standards for WiMAX equipment. The Corporation believes its US patent No. 5,282,222 would be infringed by any product implementing any of the 802.11 a, b or g standards. Two of the key product types that utilize the Wi-Fi IEEE 802.11 a, b or g standards are wireless routers and laptop computers with embedded Wi-Fi capability, although there are many other products that utilize this technology. US patent No. 5,282,222 expires in 2012. The litigation which was initiated by the Corporation and is underway against D-Link in Canada is based on the Canadian equivalent of US patent No. 5,282,222.

The second key wireless technology segment to which the Corporation believes its patents have application is CDMA. CDMA is one of the two main cellular technologies that most cellular phone systems currently utilize. Although GSM is the other technology used in the cellular world, CDMA has a very strong position in the North American market in particular. The Corporation believes its US Patent Nos. RE37802, 6,192,068 and 6,320,897 are infringed by any product implementing the cdmaOne™ or CDMA2000® standards. The US RE37802, 6,192,068 and 6,320,897 patents expire in 2014, 2016 and 2019 respectively.

The third key wireless technology segment to which the Corporation believes its patents have application is WiMAX, and the Korean equivalent which is referred to as WiBro, which are both based on the IEEE 802.16 standards. WiMAX is a framework for wireless communication that permits high-throughput broadband connections over long distances. WiMAX can be used for a variety of wireless applications including the broadcast of an Internet signal, high-speed enterprise connectivity for business and portable phones and PDAs. WiMAX is one of a few technologies that is competing to be the, or one of the dominant wireless technologies of the future. The Corporation believes a number of its patents, including US Patent Nos. 6,549,759 and 6,920,068, would be infringed by any U.S. implementation of either the 802.16 d or e standards. The US 6,549,759 and 6,920,068 patents expire in 2021 and 2019 respectively.

The fourth key wireline technology segment to which the Corporation believes its patents have application is ADSL. This group of patents was acquired from Nokia in December 2006 as partial consideration for Nokia's license of Wi-LAN's patents. ADSL equipment provides subscribers with high speed Internet access over conventional telephone wiring and currently represents about two-thirds of the global market for broadband network access.

Wi-LAN is continuing to evaluate its patents to determine whether or not they are applicable to other technology and product areas. For instance, the Corporation is currently assessing whether its patents have application to the Bluetooth®, cable modem and other standards.

The Wi-Fi, CDMA, WiMAX and ADSL markets to which the Corporation believes its patents apply are very large,

multi-billion dollar markets. Given that the Corporation is at the beginning of its licensing program and has not yet fully tested the patents in extensive licensing negotiations or litigation, it is impossible to know with certainty whether or not the patents can withstand the scrutiny necessary to support even a modest royalty rate or to generate significant revenues.

Business Operations

The Corporation has been attempting to license its patents for several years as one part of its overall business, which included a wireless products business. In the first half of 2006 the Corporation disposed of its product businesses but continued, as its sole focus, its patent licensing business. To achieve the objective of transforming itself into a patent licensing company, all of the former staff in Calgary except for one were either terminated or transferred with the sale of various business lines to third parties. As part of this transition, the Corporation is currently securing sufficient financing to operate its business until it can become self-sustaining based on patent license revenue. The Corporation also hired Jim Skippen, a leading executive in the patent licensing area, as President and Chief Executive Officer, to build an employee team appropriate to the new business model, and to transform the business into a pure patent licensing organization.

As part of the transition the Corporation moved its offices to Ottawa in order to take advantage of Ottawa's high tech business orientation and infrastructure, and because many of the staff required to operate the business are resident in Ottawa. The Corporation has leased facilities in Ottawa with an approximate annual total rent of $150,000. The Corporation has hired the senior staff that will operate the business from Ottawa during its current phase of growth. The following staff have been hired: President and Chief Executive Officer; Chief Financial Officer; Vice-President, Licensing and General Counsel; Chief Technical Officer; Director, Finance; Director, Intellectual Property; Director Market Research; and Office Manager & Executive Assistant. The Corporation expects that it can operate its business, with minor variances, for the foreseeable future with the staff currently in place, but will increase its staffing levels in line with its licensing progress and successes. It is expected that the founders of the Corporation, Dr. Hatim Zaghloul and Dr. Michel Fattouche, will continue to provide technical assistance to the Corporation.

The Corporation has license contracts with both Cisco (dated December 2005 for all of Wi-LAN's patents at that date) and Fujitsu (dated May 2006 for fixed WiMAX only) which could reasonably be expected to generate modest future royalty revenue from WiMAX products. However, neither of these contracts is currently generating any royalty income other than initial up-front license payments. In addition, the Corporation has recently entered into an agreement with Nokia pursuant to which Nokia has licensed Wi-LAN's patents, has agreed to transfer patents relating to telecommunications and ADSL technologies to Wi-LAN (which patents have been ascribed a $34 million value based on a preliminary independent valuation by a large accounting firm) and will pay Wi-LAN approximately $15.2 million (€10 million). Wi-LAN expects to receive the draft written report of the independent valuator on these telecommunications and ADSL patents prior to the end of 2006. Based on currently available information, the Corporation expects that such draft report and the ultimate final report of the independent valuator will confirm the $34 million preliminary valuation. However, there is no assurance that such draft written report will be completed prior to the end of 2006 and that the valuation contained in either the draft written report or the final report will confirm the $34 million preliminary valuation.

The Corporation has previously notified and is also in the process of reminding parties that it believes infringe Wi-LAN's patents that they infringe certain of the Corporation's patents and requesting discussions with these parties. The Corporation hopes such meetings will lead to such parties licensing the Corporation's relevant patents. In some cases the Corporation is already in active negotiations about licensing some or all of Wi-LAN's patents. On average, in management's experience, it takes two years from the time a party is approached about taking a license until the time when a license is finalized. However, it may take a shorter period of time or a much longer period to complete any such license.

The process which is typically followed starts with the Corporation identifying both the target licensees and the products it believes are infringing the Corporation's patents. The Corporation then prepares a letter identifying both the infringing products and the patents that are infringed. The letter invites the recipient to enter into licensing discussions with the Corporation. If the target agrees to enter discussions then claim charts will be presented to the target mapping specific claims in the patents to the recipient's products. The first stage of discussions may focus on legal and technical issues. The second stage of discussions, if it occurs, will generally focus on the financial terms of a license. The third part of the discussions will generally focus on the non-financial terms of the license, which can be quite complex. If the licensing discussions break down then there is an increased risk of litigation.

Royalty rates and the consideration for a license may vary significantly with different licensees since there are many factors that may make differing terms appropriate. Based on anecdotal information the Corporation understands that royalties charged in similar circumstances have ranged from 0.1% to 7%. Factors that affect the royalty rate include things such as the clarity of the reads of the patent claims on the patents in question, the significance of the patent technology to the performance of the products, the profitability of the products in question, the propensity of the party to resist a license or to

litigate, the number of patents that are applicable, the volume of products that infringe, the geographies into which infringing products are sold and the future sales plans of the prospective licensee. Licenses may involve the paying of a one time sum, a sum payable in installments over some period of time or a running royalty payable either as a percentage or as a per unit amount on each infringing product sold. Licenses may be for a set term after which the party is unlicensed or for the lives of the patents. Generally the Corporation is prepared to grant licenses on reasonable and non-discriminatory terms to parties that request a license.

The Corporation expects that it will be required to litigate from time to time with parties that infringe its patents but refuse to pay what the Corporation considers fair consideration either for a license or as compensation for past infringement. Currently the Corporation is in litigation with D-Link. in the Federal Court of Canada concerning the alleged infringement by D-Link of Canadian patent no. 2,064,975. This litigation is in its early stages and D-Link has not yet filed a Statement of Defence responding to the Statement of Claim filed by the Corporation. In management's experience, the costs of taking a patent litigation to trial in Canada are generally in the range of $1-2 million although cost can vary significantly depending on a range of factors.

It is likely that the Corporation will litigate in the future in the United States and, in part, the proceeds from the Offering will provide the Corporation with the funds necessary to either litigate or demonstrate to potential licensees that the Corporation has the funds required to carry on litigation in the United States. In management's experience a single patent litigation, up to and including trial, in the United States can cost between $1-10 million or more.

Management may consider utilizing contingency litigation wherein a law firm takes some portion of its fees as a percentage of the settlement or license payment generated if the litigation is successful. However, generally the Corporation would prefer to finance its litigations in the conventional manner by paying law firm's hourly rates because otherwise the Corporation may give up control of the litigation and lose its ability to manage matters or even terminate its outside lawyers if dissatisfied with their performance. Another reason the Corporation would be reluctant to engage in contingency litigation is that it will continue to license the patents in the litigation to other parties. The Corporation believes that there is typically a loss of control when a contingency firm is engaged and it will be more difficult for the Corporation to control all aspects of the licensing approach to the specific patents in the litigation. Many of the most successful and profitable licensing organizations which have developed a long-term, sophisticated patent licensing business, such as Qualcomm Inc., MOSAID, Rambus Inc., Texas Instruments Incorporated and Tessera, Inc., do not use contingency litigation.

On October 31, 2006, the Corporation's fiscal year-end, Wi-LAN had approximately $16 million in cash and short-term investments on hand. In addition, subsequent to October 31, 2006, the Corporation has a receivable of approximately $15.2 million due from Nokia which is expected to be received in January 2007. The total of $31 million (without giving consideration to the proceeds of this Offering) represents sufficient financial resources to fund approximately more than five years of operations based on the Corporation's current plans and assuming there are no additional litigations commenced or patents purchased. It is expected that within the next two years the Corporation will be in a position to fund ongoing operations from license revenues generated.

The funds raised in the Offering will be used to fund operations and for general corporate purposes, and may also be used to finance both technology acquisitions and one or more litigations. For instance, it is possible that the Corporation may commence litigation if a party seems unwilling to pay fair rates for a license. It also possible that one or more parties will file a suit seeking a declaratory judgment of non-infringement or invalidity against the Corporation's patents which would force the Corporation into litigation, in which case the proceeds from the Offering would be utilized. Finally, it is important that target licensees know that, if necessary, the Corporation has sufficient funds to fight a protracted litigation; otherwise a party may be more reluctant to take a license.

As part of its longer-term strategy, the Corporation plans to acquire additional patents, on an opportunistic basis, to strengthen its portfolio in the wireless and telecommunications areas. The business models for acquisition may include: (a) to acquire either the patents or licensing rights to the patents with no cash payment and to share in any license fees generated through licensing the patents; (b) to acquire patents in partial consideration for a license to the Corporation's patent portfolio; and/or (c) to acquire intellectual property for cash or Common Shares. Currently the Corporation is in discussions with a number of parties concerning the possible acquisition of patents, but the cost of patent acquisitions is not specifically factored into the Corporation's plans due to the uncertainty of specific timing and price.

DIRECTORS AND OFFICERS

The name, municipality of residence, principal occupation for the past five years and holdings of Common Shares, options and deferred stock units ("DSUs") of each of the directors and senior officers of the Corporation as at December 14, 2006 are as follows:

Name and Municipality of Residence	Position Held with the Corporation	Principal Occupation	Director Since:	Common Shares Beneficially Owned or Controlled	Options and DSUs
James Douglas Skippen Ottawa, Ontario Canada	Director, President, Chief Executive Officer & Chief Legal Officer	June 2006 to present: President, Chief Executive Officer & Chief Legal Officer of Wi-LAN and a director of the Corporation May 2004 – June 2006: Senior VP Patent Licensing, General Counsel and Secretary of MOSAID Technologies Incorporated October 2003 – May 2004: Counsel and Leader of the Ottawa Information Technology practice of McCarthy Tétrault LLP 2001-2003: a series of executive positions with MOSAID Technologies Incorporated, with the final position being Senior VP Patent Licensing, General Counsel and Secretary	June 20, 2006	100,000	1,400,000 options [(6)]
Robert Stephen Bower, FCA Ottawa, Ontario Canada	Acting Chief Financial Officer	Effective January 1, 2007, Chief Financial Officer of Wi-LAN March 1, 2006 to December 31, 2006: Acting Chief Financial Officer of Wi-LAN 2004 – present: Director and Chair of the Audit Committee, FisherCast Global Corporation, a private tool and diecasting company 1999 – 2005: CFO with SiGe Semiconductor, Inc., a private wireless semiconductor company	N/A	Nil	200,000 options
William Ross Middleton Ashton, Ontario Canada	Vice-President, Licensing, General Counsel and Secretary	August 2006 to present: Vice-President, Licensing, General Counsel and Secretary of Wi-LAN April 2004 – August 2006: Vice President, Legal Services and General Counsel, Nygard International October 2003 – April 2004: General Counsel and Corporate Secretary of MOSAID Technologies Incorporated December 2000 – September 2003: Senior Corporate Counsel of MOSAID Technologies Incorporated	N/A	14,000	365,000 options
Jung Yee Ottawa, Ontario Canada	Chief Technology Officer	August 2006 to present: Chief Technology Officer of Wi-LAN May 2005 – July 2006: consultant February 2001 – April 2005: Chief Technology Officer, IceFyre Semiconductor Inc.	N/A	Nil	225,000 options

Name and Municipality of Residence	Position Held with the Corporation	Principal Occupation	Director Since:	Common Shares Beneficially Owned or Controlled	Options and DSUs
Dr. Hatim Zaghloul [4] Calgary, Alberta Canada	Chairman and Director	March 2005 – present: President and CEO, Innovative Products for Life, Inc., a company that markets and engineers innovative ideas January 2004 – February 2005: Executive Chairman of Wi-LAN 1997 – December 2003: Chairman and Chief Executive Officer of Wi-LAN	April 20, 2006	638,060	650,000 options
Dr. Michel Tewfik Fattouche [(1)(3)(4)] Calgary, Alberta Canada	Director	Chief Technical Officer and various other senior officer positions with Cell-Loc Location Technologies Inc. and its predecessor, Cell-Loc Inc., a developer of a family of network-based wireless location products that enable location-based services	April 20, 2006	2,097,764	175,000 options
John Kendall Gillberry [(1)(3)] Milton, Ontario Canada	Director	1996 – present: Founder and President, Bayfield Capital Group, a corporate finance advisory firm July 2005 – present: COO and CFO of Software Innovation Inc., a software developer 2004 – July 2005: President and CEO of Radiant Energy Corporation, a developer and marketer of infrared aircraft de-icing systems June 2004 – May 2005: Chief Financial Officer, Skulogix Canada Inc., a provider of inventory and order fulfillment solutions June 2004 – December 2005: President of BTE Technologies, Inc., a provider of technology-based solutions for the rehabilitation industry	May 19, 2005	Nil	181,000 options 13,642 DSUs
William Keith Jenkins [(2)] Calgary, Alberta Canada	Director	Partner, Fraser Milner Casgrain LLP, Barristers & Solicitors	May 19, 2005	Nil	181,000 options 12,706 DSUs
Dr. Robert Adolph Schulz [(1)(2)] Calgary, Alberta Canada	Director	Professor of Strategic Management, University of Calgary – Haskayne School of Business	April 20, 2006	105,857	150,000 options

Notes:

(1) Audit Committee member.
(2) Governance and Nominating Committee member.
(3) Compensation Committee member.
(4) Technical Advisory Committee member.
(5) The Corporation does not have an Executive Committee.
(6) In addition, the Corporation issued 750,000 restricted stock units to Mr. Skippen as part of his employment contract.

Each director of the Corporation named above shall hold office until the next annual meeting of shareholders of the

Corporation or until their successors are elected or appointed.

The number of Common Shares beneficially owned, directly or indirectly, by the directors and executive officers is 2,915,681 Common Shares, being approximately 4.7% of the issued and outstanding Common Shares before the Offering and 4.3% of the issued and outstanding Common Shares after closing of the Offering (not including any Common Shares which may be purchased by directors and officers under the Offering).

Termination of Employment and Employment/Consulting Contracts

The Corporation's stock option plan allows for the full vesting of all unvested options for all optionees in the event of a change of control.

The Corporation has entered into an employment contract with Mr. Skippen effective June 19, 2006. Under the employment contract, Mr. Skippen received a one-time payment of $50,000 upon commencement of employment and an annual base salary of $325,000, 1,500,000 options and 750,000 restricted share units ("RSUs"). Mr. Skippen will also receive annual payments of $250,000 for a period of three years, 2% of Wi-LAN's gross licensing revenues from the date of the contract, payments towards his RRSP and payment for other costs totalling less than $25,000 annually. Furthermore, if Mr. Skippen's employment is terminated without cause, he is entitled to receive a payment of $1,000,000 plus outplacement services up to the amount of $40,000 and the continued payment of his RSUs. On December 4, 2006, the Corporation announced that Nokia has licensed the Corporation's patent portfolio. In partial consideration for this license, Nokia transferred to the Corporation patents, both issued and pending, related to telecommunications and ADSL technologies. These patents have been ascribed a value of $34 million based on a preliminary independent valuation by a large accounting firm. In consideration for Mr. Skippen foregoing his entitlement to 2% of the value of the Nokia patents received by Wi-LAN, the Corporation's board of directors has approved an acceleration of Mr. Skippen's RSUs so that the RSUs will now vest annually over the next three years on January 1 of each such year.

Mr. Bower has been Acting Chief Financial Officer of the Corporation since March 1, 2006, and is a consultant to the organization. He is currently paid $1,000 per day for his services, and was granted 200,000 options in May 2006. Effective January 1, 2007, Mr. Bower has accepted the full-time position as the Corporation's Chief Financial Officer at an annual salary of $225,000 and will be granted and additional 100,000 options at that date. Mr. Bower may receive bonuses at the discretion of the President and Chief Executive Officer and board of directors of the Corporation.

Mr. Middleton joined Wi-LAN pursuant to an employment agreement dated August 8, 2006. Pursuant to this agreement, Mr. Middleton will be paid an annual salary of $225,000 and the Corporation will contribute 3% of his salary to a registered retirement savings plan. Mr. Middleton was granted 330,000 options upon joining the Corporation and was reimbursed for agreed relocation expenses. Mr. Middleton may receive bonuses at the discretion of the President and Chief Executive Officer and board of directors of the Corporation.

Mr. Yee joined Wi-LAN pursuant to an employment agreement dated August 10, 2006. Pursuant to this agreement, Mr. Yee will be paid an annual salary of $160,000 and the Corporation will contribute 3% of his salary to a registered retirement savings plan. Mr. Yee was granted 200,000 options upon joining the Corporation. Mr. Yee may receive bonuses at the discretion of the President and Chief Executive Officer and board of directors of the Corporation.

The Corporation entered into a consulting contract dated July 10, 2006 (the "Consulting Contract") with Dr. Zaghloul, through Innovative Products for Life, Inc. ("IPL"), a company controlled by Dr. Zaghloul. The Consulting Contract had a commencement date of July 10, 2006 and terminates on June 30, 2007. Under the terms of the Consulting Contract, the Corporation pays IPL a consulting fee of $10,000 per month plus expenses and Dr. Zaghloul was granted an option to purchase 250,000 common shares of the Corporation at $1.30 per share. Unless the Consulting Contract is terminated with or without cause before June 30, 2007, the options are exercisable until the fifth anniversary of the Consulting Contract, subject to normal vesting.

On March 8, 2006, Wi-LAN shareholders were sent a management information circular that provided a summary compensation table for the named executive officers for the year ended October 31, 2005, the Corporation's fiscal year end. All of those officers have since left Wi-LAN in line with the Corporation's restructuring activities. The current named executive officers of the Corporation are: James Skippen, President and Chief Executive Officer and Chief Legal Officer; Stephen Bower, Acting Chief Financial Officer; William Middleton, Vice President, Licensing and General Counsel; and Jung Yee, Chief Technical Officer.

USE OF PROCEEDS

The net proceeds of the Offering, after deducting the fees payable to the Underwriters and the estimated expenses of the Offering payable by the Corporation, will be approximately $28,250,000. This amount, without giving consideration to other resources of Wi-LAN, including the approximately $16 million in cash and short term investments on hand plus the approximately $15.2 million receivable from Nokia, is sufficient to fund more than five years' cost of operations based on the Corporation's current expenditure rate and staffing level. A portion of the Corporation's financial resources will likely be invested in acquisitions of patents, but the timing and amount of such expenditures cannot be predicted until specific opportunities are identified and pursued. In addition, the terms under which patents may be acquired may vary and may include terms such as revenue sharing, the transfer to Wi-LAN as partial consideration for a license to the Corporations' patents or outright purchase for cash or Common Shares. In the event that the Corporation elects to commence, or is forced into, one or more additional litigations then the funds from this financing will be used, in part, to fund that litigation. It is also essential for the Corporation to demonstrate to prospective licensees that it has sufficient cash on hand to finance one or more litigations otherwise some licensees will feel less inclined to take a license. The Corporation also intends to consider and, if appropriate, to acquire various patents which may require some payment up front. The cost to acquire a patent can range between $5,000 and $10 million, or more.

The Corporation will retain broad discretion in allocating the net proceeds of the Offering. The Corporation's actual use of such net proceeds may vary depending on the Corporation's operating and capital needs from time to time.

CONSOLIDATED CAPITALIZATION OF THE CORPORATION

The following table sets out the consolidated capitalization of the Corporation as at July 31, 2006, both before and after giving effect to this Offering.

Designation	Authorized	As at July 31, 2006 Before Giving Effect to this Offering (unaudited)	As at July 31, 2006 After Giving Effect to this Offering (unaudited)(1)
Long-Term Debt	N/A	$ NIL	$ NIL
Common Shares(2)(3)	Unlimited	$ 194,228,000 (54,425,998 Common Shares)	$ 229,688,000 (67,492,698 Common Shares)
Preferred Shares	Unlimited	$ NIL (Nil Preferred Shares)	$ NIL (Nil Preferred Shares)
Special Preferred Shares	6,305.9	$ NIL (Nil Special Preferred Shares)	$ NIL (Nil Special Preferred Shares)

Notes:

(1) Includes 6,400,000 Common Shares issued pursuant to the Corporation's August 17, 2006 public offering and 6,666,700 Common Shares to be issued pursuant to this offering. Does not include 100,275 options exercised plus 172,900 brokers' warrants exercised between August 1, 2006 and October 31, 2006. A total of 756,650 brokers' warrants issued pursuant to the Corporation's private placement on June 22, 2006 and public offering on August 17, 2006 remained outstanding at October 31, 2006. Also, as at October 31, 2006, an aggregate of 4,039,350 options were issued and outstanding under the Corporation's stock option plan, 26,348 DSUs were issued and outstanding under the Corporation's deferred share unit plan and 15,672 Common Shares were reserved for issuance pursuant to warrants other than brokers' warrants. A total of 750,000 RSUs have been committed to the Corporation's President and Chief Executive Officer according to the terms of his employment agreement with Wi-LAN.

(2) At July 31, 2006, an aggregate of 3,925,865 options to purchase Common Shares were issued and outstanding under the Corporation's stock option plan, 26,348 DSUs were issued and outstanding under the Corporation's deferred share unit plan, 545,460 Common Shares were reserved for issuance pursuant to brokers' warrants and 22,388 Common Shares were reserved for issuance pursuant to warrants other than brokers' warrants. At October 31, 2006, an aggregate of 4,039,350 options were issued and outstanding under the Corporation's stock option plan, 26,348 DSUs were issued and outstanding under the Corporation's deferred share unit plan, 756,660 Common Shares were reserved for issuance pursuant to brokers' warrants and 15,672 Common Shares were reserved for issuance pursuant to warrants other than brokers' warrants.

(3) As at July 31, 2006, the Corporation had a contributed surplus of $6,620,000 and a deficit of $181,887,000.

DESCRIPTION OF SHARE CAPITAL

The authorized share capital of Wi-LAN consists of an unlimited number of Common Shares, 6,350.9 special preferred shares and an unlimited number of preferred shares, issuable in series. As of December 14, 2006, there were 61,481,960 Common Shares, no special preferred shares and no preferred shares issued and outstanding. The following is a summary of the rights, privileges, restrictions and conditions attaching to the Common Shares, the special preferred shares and the preferred shares.

Common Shares

The holders of Common Shares are entitled to notice of and to vote at all meetings of shareholders (except meetings at which only holders of a specified class or series of shares are entitled to vote) and are entitled to one vote per Common Share. Subject to the preferences accorded to holders of preferred shares and any other shares of the Corporation ranking senior to

the Common Shares from time to time with respect to the payment of dividends, holders of Common Shares are entitled to receive, if, as and when declared by the Corporation's board of directors, such dividends as may be declared thereon by the board of directors from time to time. In the event of the liquidation, dissolution or winding-up of the Corporation, or any other distribution of assets among its shareholders for the purpose of winding-up its affairs (such event referred to herein as a "distribution"), holders of Common Shares, subject to the preferences accorded to holders of preferred shares and any other shares of the Corporation ranking senior to the Common Shares from time to time with respect to payment on a distribution, are entitled to share equally, share for share, in the remaining property.

Special Preferred Shares

The holders of the special preferred shares are not entitled, subject to applicable law, to receive notice of or to attend any meeting of shareholders and are not entitled to vote at such meetings. The special preferred shares rank ahead of all other classes of shares with respect to the payment of dividends and the holders are entitled to receive a fixed non-cumulative dividend up to a maximum of $3.50 per year. In the event of a distribution, the holders of the special preferred shares are entitled to receive $50.00 per share together with any declared but unpaid dividends prior to any payment or distribution to any other class of shares of the Corporation, but shall not be entitled to share any further in the distribution. The Corporation's board of directors may at their option redeem all or any of the special preferred shares at any time for $50.00 per share plus the amount of any declared but unpaid dividends. Each holder of the special preferred shares may require the Corporation to redeem all or any of their shares at any time after April 28, 2000 for $50.00 plus the amount of any declared but unpaid dividends.

Preferred Shares

The preferred shares at any time and from time to time may be issued in one or more series, each series to consist of such number of shares as may, before the issuance thereof, be determined by the board of directors. From time to time the board of directors of the Corporation may fix, before the designation of a series, the rights, privileges, restrictions and conditions attaching to each series of preferred shares including, without limiting the generality of the foregoing, the amount, if any, specified as being payable preferential to such series on a distribution; the extent, if any, of further participation in a distribution; voting rights, if any; and dividend rights (including whether such dividends be preferential, or cumulative or non-cumulative), if any. In the event of the voluntary or involuntary liquidation, dissolution or winding-up of the Corporation, or any other distribution, holders of each series of preferred shares will be entitled, in priority to holders of Common Shares and any other shares of the Corporation ranking junior to the preferred shares from time to time with respect to payment on a distribution, to be paid rateably with holders of each other series of preferred shares the amount, if any, specified as being payable preferentially to the holders of such series on a distribution. The holders of each series of preferred shares will be entitled, in priority to holders of Common Shares and any other shares of the Corporation ranking junior to the preferred shares from time to time with respect to the payment of dividends, to be paid rateably with holders of each other series of preferred shares, the amount of accumulated dividends, if any, specified as being payable preferentially to the holders of such series.

PLAN OF DISTRIBUTION

Pursuant to an underwriting agreement dated December 14, 2006 between the Corporation and the Underwriters (the "Underwriting Agreement"), the Corporation has agreed to issue and sell an aggregate of 6,666,700 Shares to the Underwriters, and the Underwriters have severally agreed to purchase such Shares on December 27, 2006, or such other date as may be agreed by the Corporation and the Underwriters but, in any event, no later than January 12, 2007. Definitive certificates representing the Shares will be available for delivery at closing. Delivery of the Shares is conditional upon payment on closing of $4.50 per Share by the Underwriters to the Corporation. The terms of the Offering were determined by negotiation between the Corporation and the Underwriters. The Corporation has agreed to pay the Underwriters' Fee equal to $0.225 per Share (being a commission of 5%).

The obligations of the Underwriters under the Underwriting Agreement are several and not joint, and may be terminated at their discretion upon the occurrence of certain stated events. If an Underwriter fails to purchase the Shares which it has agreed to purchase, the other Underwriters may, but are not obligated to, purchase such Shares. The Underwriters are, however, obligated to take up and pay for all Shares if any are purchased under the Underwriting Agreement. The Underwriting Agreement also provides that the Corporation will indemnify the Underwriters and their respective directors, officers, agents, shareholders and employees against certain liabilities and expenses.

Pursuant to rules and policy statements of certain securities regulators, the Underwriters may not, at any time during the period ending on the date the selling process for the Shares ends and all stabilization arrangements relating to the Common Shares are terminated, bid for or purchase Common Shares. The foregoing restrictions are subject to certain exceptions

including (a) a bid for or purchase of Common Shares if the bid or purchase is made through the facilities of the TSX in accordance with the Universal Market Integrity Rules of Market Regulation Services Inc., (b) a bid or purchase on behalf of a client, other than certain prescribed clients, provided that the client's order was not solicited by the Underwriter, or if the client's order was solicited, the solicitation occurred before the period of distribution as prescribed by the rules, and (c) a bid or purchase to cover a short position entered into prior to the period of distribution as prescribed by the rules. The Underwriters may engage in market stabilization or market balancing activities on the TSX where the bid for or purchase of the Common Shares is for the purpose of maintaining a fair and orderly market in the Common Shares, subject to price limitations applicable to such bids or purchases. Such transactions, if commenced, may be discontinued at any time.

The Corporation has agreed that, subject to certain exceptions, it will not offer or issue, or enter into an agreement to offer or issue, Common Shares or any securities convertible or exchangeable into Common Shares for a period of 90 days subsequent to the Closing Date without the consent of CIBC World Markets Inc. on behalf of the Underwriters, which consent may not be unreasonably withheld.

The Corporation has applied to list the Common Shares to be distributed under this short form prospectus on the TSX. Listing will be subject to the Corporation fulfilling all of the listing requirements of the TSX.

The Shares offered hereby have not been and will not be registered under the United States Securities Act of 1933, as amended (the "1933 Act"), or any state securities laws, and accordingly may not be offered or sold within the United States except in transactions exempt from the registration requirements of the 1933 Act and applicable state securities laws. The Underwriting Agreement permits the Underwriters to offer and resell such Shares to certain institutional accredited investors pursuant to exemptions from registration under the 1933 Act. Moreover, the Underwriting Agreement provides that the Underwriters will offer and sell the Shares outside the United States only in accordance with Regulation S under the 1933 Act.

In addition, until 40 days after the commencement of the Offering, an offer or sale of Shares offered under this short form prospectus within the United States by any dealer (whether or not participating in the Offering) may violate the registration requirements of the 1933 Act if such offer or sale is made otherwise than in accordance with an exemption from the registration requirements of the 1933 Act.

RISK FACTORS

An investment in the Shares offered hereby involves certain risks in addition to those described in the AIF as a result of recent changes in the nature of the Corporation's business and assets. Before investing, prospective purchasers of Shares should carefully consider the factors set out below, as well as the other information contained in this short form prospectus and in the documents incorporated by reference, including the factors set out under the heading "Risk Factors" in the AIF (which may be accessed at www.sedar.com):

- **The Corporation is now almost exclusively reliant on licensing its patent portfolio to generate revenues and cash flows.** As Wi-LAN has divested its products business and its engineering services business and is now a "pure play" intellectual property licensing company, it is almost exclusively reliant on licensing its patent portfolio to generate revenues and cash flows. Although Wi-LAN has some existing licensing arrangements, there is no assurance that Wi-LAN will receive material revenues from these licensing agreements or that Wi-LAN will enter into additional licensing agreements with any other licensees. If Wi-LAN fails to enter into additional licensing arrangements, the Corporation's business, results of operations and financial condition would be materially adversely affected.

- **The Corporation may be required to establish the enforceability of its patents in court in order to obtain material licensing revenues.** It may be necessary for the Corporation to commence or continue litigation against those it considers to be infringing its patents or for the Corporation to defend the validity of its patents against challenges from others. Litigation can be costly and time-consuming and the outcomes are uncertain. Any failure by a court to confirm the enforceability and validity of the Corporation's patents could materially adversely affect the Corporation. Prolonged litigation could also delay the receipt of licensing revenues by the Corporation and deplete the Corporation's financial resources.

- **The Corporation will need to acquire or develop new patents to continue and grow its business.** All patents have a limited life and will generally expire twenty years after the date on which the application for the patent was filed. In particular, two of Wi-LAN's key patents expire in 2012 and 2013. In order to be successful as a broadband wireless intellectual property company in the long term, in addition to the patents acquired from Nokia in December 2006, Wi-LAN will have to acquire or develop additional patents or acquire rights to license new patents. There can be no assurance that the Corporation will be able to do so. If the Corporation fails to acquire or develop additional patents or to

acquire rights to license new patents, the Corporation's business, results of operations and financial condition would be materially adversely affected.

- **The Corporation requires investment to translate its intellectual property position into sustainable profit in the market.** The Corporation's future growth depends on its ability to make the expenditures necessary to develop and market its patent portfolio and, if necessary, to enforce its patents. There can be no assurance that the Corporation will be able to obtain additional financial resources that may be required to successfully compete in its markets on favourable commercial terms, or at all. Failure to obtain such financing could result in the delay or abandonment of some or all of the Corporation's plans for developing and marketing its patent portfolio or for commencing litigation, which could have a material adverse effect on the business and financial condition of the Corporation.

- **The Corporation is dependent on the performance of its key officers and employees.** Failure to retain key officers and employees or to attract and retain personnel with the necessary skills could have a material adverse effect on the Corporation.

- **Changes in patent legislation or in the interpretation or application of patent litigation could materially adversely affect the Corporation.** The ability of the Corporation to earn licensing and other revenues is principally dependent on the strength of the rights conferred on the Corporation under patent legislation. Changes in patent legislation or in the interpretation or application of patent legislation could materially adversely affect the Corporation's business and financial condition.

INTERESTS OF EXPERTS

Certain legal matters in connection with this Offering will be passed upon on behalf of the Corporation by LaBarge Weinstein Professional Corporation, and on behalf of the Underwriters by Heenan Blaikie LLP. As at the date hereof, the partners and associates of LaBarge Weinstein Professional Corporation and the partners and associates of Heenan Blaikie LLP collectively beneficially own, directly or indirectly, less than 1% of the outstanding securities of the Corporation.

AUDITORS, TRANSFER AGENT AND REGISTRAR

Until October 25, 2006, the auditors of the Corporation were KPMG LLP, Calgary, Alberta. From and as of October 25, 2006, the auditors of the Corporation are PricewaterhouseCoopers LLP, Ottawa, Ontario.

The transfer agent and registrar for the Common Shares is Computershare Trust Company of Canada at its principal offices in Calgary, Alberta and Toronto, Ontario.

STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

Securities legislation in certain of the provinces and territories of Canada provides purchasers with the right to withdraw from an agreement to purchase securities within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces' and territories' securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages where the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that such remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province or territory for the particulars of these rights or consult with a legal advisor.

AUDITORS' CONSENT OF KPMG LLP

To the Board of Directors of Wi-LAN Inc.

We have read the preliminary short form prospectus of Wi-LAN Inc. (the "Corporation") dated December 14, 2006 relating to the issue and sale of 6,666,700 common shares of the Corporation. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned preliminary short form prospectus of our report to the shareholders of the Corporation on the consolidated balance sheets of the Corporation as at October 31, 2005 and 2004 and the consolidated statements of operations and deficit and cash flows for the years then ended. Our report is dated December 13, 2005 except for note 16(c) which is dated as of February 3, 2006.

(Signed) KPMG LLP
Chartered Accountants

Calgary, Alberta
December 14, 2006

CERTIFICATE OF WI-LAN INC.

Dated: December 14, 2006

This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities laws of each of the provinces and territories of Canada, other than the Province of Québec.

(signed) JAMES D. SKIPPEN	(signed) R. STEPHEN BOWER
President, Chief Executive Officer and Director	Chief Financial Officer

On behalf of the Board of Directors of Wi-LAN Inc.

(signed) DR. HATIM ZAGHLOUL	(signed) WILLIAM K. JENKINS
Director	Director

CERTIFICATE OF THE UNDERWRITERS

Dated: December 14, 2006

To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities laws of each of the provinces and territories of Canada, other than the Province of Québec.

CIBC WORLD MARKETS INC.

By: (signed) KEVIN DALTON
KEVIN DALTON

WELLINGTON WEST CAPITAL MARKETS INC.

By: (signed) PAUL RAJCHGOD
PAUL RAJCHGOD

PARADIGM CAPITAL INC.

By: (signed) PETER GREENWOOD
PETER GREENWOOD

HAYWOOD SECURITIES INC.

By: (signed) BLAKE CORBET
BLAKE CORBET

DUNDEE SECURITIES CORPORATION

By: (signed) ONORIO LUCCHESE
ONORIO LUCCHESE

WI-LAN Inc.

FORM 51-102F4

AMENDED BUSINESS ACQUISITION REPORT

Section 3 ("FINANCIAL STATEMENTS") of the BUSINESS ACQUISITION REPORT, filed by Wi-LAN Inc. on September 12, 2007, has been amended to remove the statement "The auditors of these financial statements have not given their consent to include their audit report in this Business Acquisition Report."

The auditors have now given their consent to the use of their audit report in the Business Acquisition Report.

WI-LAN Inc.

FORM 51-102F4

AMENDED BUSINESS ACQUISITION REPORT

1. IDENTITY OF THE COMPANY

1.1 Name and Address of the Company

Wi-LAN Inc. (the "**Corporation**")
Suite 608, 11 Holland Avenue
Ottawa, ON
K1Y 4S1

1.2 Executive Officer

The executive officer noted below is knowledgeable about the Amalgamation (as defined below) and this report:

R. Stephen Bower
Chief Financial Officer
(613) 688-4898

2. DETAILS OF THE ACQUISITION

2.1 Nature of the Business Acquired

On May 11, 2007 the Corporation, Wi-LAN Acquisition Inc. ("**Acquisition Sub**"), a wholly-owned subsidiary of the Corporation, and Tri-Vision International Ltd./Ltée ("**Tri-Vision**") entered into an acquisition agreement (the "**Acquisition Agreement**") providing for the acquisition of Tri-Vision by the Corporation by way of an amalgamation of Acquisition Sub, Tri-Vision and certain subsidiaries of Tri-Vision (the "**Amalgamation**"). Pursuant to the Amalgamation, Tri-Vision shareholders were issued 0.2920 common shares of the Corporation in exchange for each Tri-Vision common share. The Corporation issued approximately 17.6 million common shares to Tri-Vision shareholders and assumed Tri-Vision warrants exercisable for approximately 518,000 common shares of the Corporation.

Tri-Vision is a technology company engaged in the supply of innovative products to the cable television ("**CATV**"), multimedia and consumer electronics industry. Through its subsidiaries, Tri-Vision licences its patented V-chip blocking technology to television manufacturers internationally for incorporation into their products. As at the date of the Amalgamation, approximately forty-eight licences for television sales into the Canadian market had been granted and approximately forty-five licences had been granted to licensees for sale into the United States market. Through its subsidiaries, Tri-Vision also designs, develops, manufactures and distributes CATV products, including data video distribution systems, Secure Pay TV, Addressable Pay TV (pay per view), Hotel Pay TV and Interactive Systems.

2.2 Date of Acquisition

The effective date of the transaction was June 29, 2007.

2.3 Consideration

Pursuant to the terms of the Acquisition Agreement and the amalgamation agreement effecting the Amalgamation, Tri-Vision shareholders received 0.2920 common shares of the Corporation for each share of Tri-Vision held. The Corporation issued an aggregate of 17,649,212 common shares in exchange for the acquisition of all of the outstanding Tri-Vision shares. An additional 517,696 common shares of the Corporation have been reserved for issuance upon exercise of Tri-Vision warrants assumed by the Corporation in accordance with the terms of the Acquisition Agreement.

2.4 Effect on Financial Position

This Amalgamation is expected to provide greater opportunity for future revenue growth for the Corporation by expanding its patent portfolio. The complementary nature of the Corporation's pre-existing telecommunications and consumer electronics patents, its experienced licensing team and considerable financial resources, combined with the existing intellectual property and markets of Tri-Vision, enhances the Corporation's ability to create value for shareholders. By completing the Amalgamation through the issuance of common shares from treasury, the Corporation's cash and debt positions are not affected, other than the addition of Tri-Vision's cash and investments (approximately $5.8 million) and the assumption of a mortgage (approximately $600,000) on a building owned by Tri-Vision.

Historically, Tri-Vision licensed its intellectual property and supplied innovative products to the cable television, multi-media and consumer electronics industry through its subsidiary Think Broadband Solutions Inc. The Corporation is considering opportunities to sell this business in order to continue to focus all of management's attention on its patent licensing business.

2.5 Prior Valuations

Not applicable.

2.6 Parties to the Transaction

Not applicable.

2.7 Date of Report

October 24, 2007.

3. FINANCIAL STATEMENTS

Enclosed with this report are the following financial statements:

(a) Tri-Vision International Ltd./Ltée's audited consolidated financial statements for the years ended March 31, 2007 and 2006.

(b) Wi-LAN Inc.'s unaudited pro forma consolidated statements of operations for the year ended October 31, 2006 and the nine months ended July 31, 2007, together with notes thereto.

Forward Looking Statements:

This report may contain forward looking statements related to expected future events and financial results and operating results of the Corporation that involve certain assumptions, risks and uncertainties. Actual results or events may differ materially from management expectations as set forth in such forward looking statements for a variety of reasons, including market and general economic conditions and those assumptions, risks and uncertainties detailed from time to time in the Corporation's SEDAR filings at www.sedar.com.

Tri-Vision International Ltd./Ltée's audited consolidated financial statements for the years ended March 31, 2007 and 2006

TRI-VISION INTERNATIONAL LTD./LTEE

CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2007

TRI-VISION INTERNATIONAL LTD./LTEE

TRI-VISION INTERNATIONAL LTD./LTEE

MARCH 31, 2007

CONTENTS

TRI-VISION INTERNATIONAL LTD./LTEE

AUDITORS' REPORT

To the Shareholders of:
TRI-VISION INTERNATIONAL LTD./LTEE

We have audited the consolidated balance sheets of TRI-VISION INTERNATIONAL LTD./LTEE as at March 31, 2007 and 2006 and the consolidated statements of loss and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2007 and 2006 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Ernst & Young LLP

Chartered Accountants
Licensed Public Accountants

Toronto, Canada,
June 22, 2007.

TRI-VISION INTERNATIONAL LTD./LTEE

CONSOLIDATED BALANCE SHEETS
AS AT MARCH 31

ASSETS	NOTES	2007	2006
	21	$	$
CURRENT			
Cash and cash equivalents		807,238	483,900
Restricted term deposits	3	2,815,520	-
Interest bearing deposits		4,506,473	3,350,000
Accounts receivable	14, 19	2,896,950	1,950,541
Inventories	4	1,886,441	951,250
Prepaid expenses and deferred costs		342,123	112,377
Income taxes recoverable	15	185,459	61,918
		13,440,204	6,909,986
Restricted term deposits		-	2,296,983
Deferred development costs	5	1,061,796	1,235,807
Capital assets, net	6	2,253,462	2,308,249
V-Chip license and Patents, net	7	7,439,683	8,369,337
		24,195,145	21,120,362

LIABILITIES AND SHAREHOLDERS' EQUITY			
CURRENT			
Accounts payable and accrued liabilities	17	3,998,558	669,339
Customers' deposits and deferred revenue		519,807	40,523
Government grants payable- current portion	12	217,076	120,000
Mortgage payable-current portion	13	142,497	134,580
		4,877,938	964,442
Government grants payable	12	-	187,688
Mortgage payable	13	457,741	599,244
		457,741	786,932
CONTINGENCIES AND COMMITMENTS	17, 20		
SHAREHOLDERS' EQUITY			
Capital stock	9	37,197,040	34,459,736
Contributed surplus	9	1,490,253	538,043
Deficit		(19,827,827)	(15,628,791)
		18,859,466	19,368,988
		24,195,145	21,120,362

See notes to the consolidated financial statements

APPROVED ON BEHALF OF THE BOARD:

____________________ Director

____________________ Director

TRI-VISION INTERNATIONAL LTD./LTEE

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
FOR THE YEARS ENDED MARCH 31

	NOTES	2007	2006
Revenue	10	$ 9,551,954	$ 6,791,094
Cost of sales	7	6,269,527	4,867,001
Gross profit		3,282,427	1,924,093
Selling, general and administrative expense	6, 9, 17	6,723,835	3,495,759
Research and development expense	6, 11	668,774	90,895
		7,392,609	3,586,654
Loss before interest, foreign exchange and income taxes		(4,110,182)	(1,662,561)
Interest income		232,996	188,589
Interest expense	13	(61,986)	(53,444)
Foreign exchange loss	19	(28,109)	(68,927)
Loss before income taxes		(3,967,281)	(1,596,343)
Provision for income taxes	15	231,755	1,253,526
Net loss for the year		(4,199,036)	(2,849,869)
Deficit, beginning of year		(15,628,791)	(12,778,922)
Deficit, end of year		(19,827,827)	(15,628,791)
Net loss per share	18	(0.07)	(0.05)
Net loss per share - diluted	18	$ (0.07)	$ (0.05)

See notes to the consolidated financial statements

TRI-VISION INTERNATIONAL LTD./LTEE

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED MARCH 31

	NOTES	2007	2006
OPERATING ACTIVITIES			
Net loss for the year		$ (4,199,036)	$ (2,849,869)
Add charges (deduct credit) to operations not involving cash			
Compensation expense for shares, warrants and share options granted		256,756	283,583
Amortization of capital assets		117,385	109,748
Amortization of deferred development costs		174,011	782,797
Amortization of V-Chip license and patents		929,654	929,654
Foreign exchange gains (losses) on cash, cash equivalents and restricted term deposits		(17,825)	37,968
		(2,739,055)	(706,119)
Changes in non-cash working capital balances related to operations			
Accounts receivable		(946,409)	87,093
Inventories		(935,191)	118,270
Prepaid expenses and deferred costs		(229,746)	(12,556)
Income taxes recoverable		(123,541)	155,391
Accounts payable and accrued liabilities		3,329,219	77,709
Customers' deposits and deferred revenue		479,284	(161,185)
Cash used in operating activities	16	(1,165,439)	(441,397)
INVESTING ACTIVITIES			
Interest bearing deposits		(1,156,473)	650,000
Restricted term deposits		(518,537)	(275,897)
Additions to capital assets		(62,598)	(167,846)
Cash provided by (used in) investing activities		(1,737,608)	206,257
FINANCING ACTIVITIES			
Repayment of mortgage payable		(133,586)	(375,716)
Issuance of common shares and share purchase warrants	9	4,000,100	-
Shares issue cost		(567,342)	
Government grants repaid		(90,612)	(85,423)
Cash provided by (used in) financing activities		3,208,560	(461,139)
Foreign exchange gains (losses) on cash, cash equivalents and term deposits		17,825	(37,968)
Net increase (decrease) in cash and cash equivalents		323,338	(734,247)
Cash and cash equivalents, beginning of year		483,900	1,218,147
Cash and cash equivalents, end of year		807,238	483,900

See notes to the consolidated financial statements

TRI-VISION INTERNATIONAL LTD./LTEE

Notes to Consolidated Financial Statements: March 31, 2007

1. **NATURE OF BUSINESS**

Tri-Vision International Ltd./Ltée (the "Company" or "Tri-Vision") designs, develops, manufactures, and supplies electronic products for customers in the cable television ("CATV"), multimedia, and consumer electronics industries. The Company is also involved in offering V-Chip license to TV manufacturers who ship television sets equipped with V-Chip technology to Canada and the United States of America. The consolidated financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP").

On May 11, 2007, the Company announced that it had entered into an acquisition agreement to merge in an all stock transaction with Wi-LAN Inc. of Ottawa, Ontario ("Wi-LAN" - see Note 21).

Certain comparative consolidated financial statement balances have been reclassified to conform to the current fiscal year's financial statement presentation.

2. **SIGNIFICANT ACCOUNTING POLICIES**

(a) Basis of presentation and use of estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenue and expenses and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the determination of allowance for doubtful accounts, provision for excess and obsolete inventory, recoverability of deferred development costs and the V-Chip license and patent, and revenue estimates for royalties earned on a per unit basis. Actual results could differ from those estimates.

(b) Principles of consolidation

The consolidated financial statements include the accounts of the Company together with its wholly-owned subsidiaries, Tri-Vision Electronics Inc., Tri-Vision Electronics 2006 Inc. and Think Broadband Solutions Inc. (formerly Tri-Vision Technologies International Inc.). All significant intercompany balances and transactions have been eliminated.

(c) Revenue recognition

Product sales revenue is recognized when the product is shipped to the customer or where title has transferred to the customer, provided the Company has not retained any significant risk of ownership or future obligations with respect to sale of the product. Revenue from product sales is recognized net of sales discounts.

Royalty and licensing revenue earned on a per-unit basis for the period is recognized upon receipt of notification of royalty earned from licensees, based on contractual entitlements and when receipt is reasonably assured. Where royalty information from licensees for the period is not available at the time of period's closing, revenue is estimated only if past revenue and reliable information is available, and adjusted in the period when notification from the licensee is received.

Royalty and licensing revenue received as a one-time non-refundable payment for a fixed period of time is recognized when the payment is received and the fixed period of time has commenced.

Digital TV solutions represent arrangements with multiple deliverables and include equipment, software, post contract support ("PCS") and professional services. Revenue is recognized ratably over the remaining PCS period at the time when persuasive evidence of an arrangement exists, delivery of all equipment and software has occurred, all professional services have been performed, the fee is fixed or determinable and collectibility is probable. Cash received from customers in advance of the Company meeting its applicable revenue recognition criteria is recorded as deferred revenue. Cost of equipment delivered is recorded as deferred costs and charged to income when the related equipment revenue is recognized.

(d) Cash and cash equivalents and term deposits

Cash equivalents, interest bearing deposits and term deposits consist of short term highly liquid investments. Cash equivalents have original maturities of less than 90 days at the time of purchase and are valued at cost, which approximates market value. Interest bearing deposits and term deposits are temporary investments with original maturities greater than 90 days, and are valued at cost, which approximates market value.

(e) Inventories

Inventories are comprised of raw materials, parts and supplies and finished goods. Raw materials, parts and supplies are valued at their redundant cost. Finished goods are valued at the lower of cost, determined on an average cost basis, or net realizable value.

(f) Capital assets

Capital assets are stated at cost. Amortization is provided at rates which are designed to allocate the cost of assets, over their estimated useful lives as follows:

Building	- 4%	Declining - balance basis
Equipment	- 20%	Declining - balance basis
Furniture and fixtures	- 20%	Declining - balance basis
Systems and software	- 50%	Straight - line basis

(g) Research and development costs

Development costs relating to specific projects that in the Company's view have met generally accepted criteria including reasonable assurance regarding future benefits are deferred and amortized based upon production. Amortization is calculated on a straight-line basis over a range of 17 years for costs related to V-Chip technology development, and 3 to 6 years for others. Amortization commences at the earliest of:

(a) the initial commercial use of the product or process;
(b) the sale of the product or process; and
(c) the year following the completion of the product or process.

All other research and development costs are charged to income (loss) in the period in which they are incurred.

The Company reviews the carrying amount of deferred development costs for impairment whenever events or changes in circumstance indicate that the carrying amount may not be recoverable by comparing the carrying amount to the related, estimated undiscounted future net cash flows. When the net carrying amounts of deferred development costs exceed the estimated net recoverable amount, the asset is written down with a charge against income (loss) in the period that such determination is made.

(h) V-Chip license and patents

V-Chip license and patents are recorded at cost less accumulated amortization. Amortization commenced with commercial production of the V-Chip products in 1999 and is calculated over 17 years on a straight-line basis. The Company reviews the carrying amount of the V-Chip license and patents for impairment whenever events or changes in circumstance indicate that the carrying amount may not be recoverable when its carrying amount exceeds to the undiscounted future net cash flows. When the net carrying amounts of the V-Chip license and patents exceed the estimated net recoverable amount, the asset is written down to its fair value with a charge against income in the period that such determination is made. The amount of the write-down is determined by deducting the asset's fair value (based on discounted cash flows) from its carrying amount.

(i) Income taxes

The Company follows the liability method of tax allocation, under which future income tax assets and liabilities are determined based on the differences between the financial reporting and tax basis of assets and liabilities and are measured using the substantively enacted tax rates and laws that are expected to be in effect in the years in which the future income tax assets and liabilities are expected to be settled or realized. The effect of a change in income tax rates on future income tax liabilities or assets is recognized in income in the period that the change occurs. A valuation allowance is provided to the extent that it is more likely than not that future income tax assets will not be realized.

(j) Investment tax credits

Investment tax credits are accrued when qualifying expenditures are made and there is reasonable assurance that the credits will be realized. The Company accounts for investment tax credits using the cost reduction method.

(k) Stock-based compensation plan

Effective from April 1, 2003, the Company prospectively adopted the recommendations in CICA Handbook Section 3870, "Stock-Based Compensation and Other Stock-Based Payments", whereby stock options awarded to employees and directors from April 1, 2003 are recognized as an expense using the fair value method. These and other disclosures are outlined in note 9. Stock options awarded to non-employees effective April 1, 2002 are also recognized as an expense using the fair value method. Any consideration paid on the exercise of stock options is credited to share capital.

(l) Foreign currency translation

Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at exchange rates prevailing at the consolidated balance sheet dates. Non-monetary assets and liabilities are translated at exchange rates prevailing at the transaction dates. Revenue and expenses are translated at the average rates prevailing during the year. The resulting gains and losses are included in the determination of net loss for the year.

(m) Government assistance

Government grants received by the Company are recorded when the funds have been received by the Company. Grants which are non-repayable are recorded using the cost reduction method. Grants which are repayable are recorded as liabilities.

(n) Net loss per common share

Basic loss per common share is calculated by dividing the net loss by the weighted average number of the Company's common shares outstanding during the year.

Diluted loss per common share is calculated by dividing the applicable net loss by the sum of the weighted average number of common shares outstanding and all additional common shares that would have been outstanding if potentially dilutive common shares had been issued during the year. The treasury stock method is used to compute the dilutive effect of options, warrants and similar instruments.

3. RESTRICTED CASH EQUIVALENTS AND RESTRICTED TERM DEPOSITS

Restricted cash equivalents and restricted term deposits are assigned as cash security against an outstanding letter of credit (note 8). Restricted term deposits of $2,815,520 held by the Company at March 31, 2007 mature at various dates ranging from May 7, 2007 to June 11, 2007. The restricted funds mature, and the letter of credit expired on March 31, 2007 at which date, current liabilities include $2,457,000 (2006 - nil) as settlement relating to such costs which may be paid using the funds held in restricted cash equivalents and restricted term deposits.

4. **INVENTORIES**

Inventories consist of the following:

	2007 $	2006 $
Raw materials (converters and equipment)	755,961	173,285
Raw materials (parts and supplies)	715,552	488,548
Finished goods (converters and transmitters)	127,786	140,074
Finished goods (cable equipment)	287,142	149,343
	1,886,441	951,250

5. **DEFERRED DEVELOPMENT COSTS**

Deferred development costs consist of the following:

	2007	2006
Balance, beginning of year	1,235,807	2,018,604
Less amortization for the year	(174,011)	(782,797)
Balance, end of year	1,061,796	1,235,807

The Company is continually assessing the viability of its projects under development. Included in amortization for fiscal 2007 is an amount of nil (2006 - $418,234) for projects costs written off as the projects were no longer being pursued.

The Company incurs research and development costs in order to develop new products for enhancing its sales. Presently there is no project under development and as such no costs are being capitalized. The other projects that have been successfully completed are being amortized based on accounting policies of the Company.

The completed projects being amortized are as follows:

	2007	2006
Completed Projects:		
V- Chip licensing	2,935,885	2,935,885
V- Chip development	785,834	785,834
R. F. technology	724,056	724,056
Idleaire project	491,203	491,203
Other	2,304,678	2,304,678
	7,241,656	7,241,656
Total costs capitalized	7,241,656	7,241,656
Less accumulated amortization	(6,179,860)	(6,005,849)
	1,061,796	1,235,807

6. CAPITAL ASSETS

Capital assets consist of the following:

	Cost $	Accumulated Amortization $	Net book value 2007 $	Cost $	Accumulated Amortization $	Net book value 2006 $
Land	939,000	-	939,000	939,000	-	939,000
Building	1,091,017	136,678	954,339	1,091,017	96,914	994,103
Equipment	837,282	501,519	335,763	792,205	427,032	365,173
Furniture and fixtures	56,591	48,049	8,542	55,965	45,992	9,973
Systems and Software	16,895	1,077	15,818	-	-	-
Net	2,940,785	687,323	2,253,462	2,878,187	569,938	2,308,249

The amortization of capital assets for fiscal 2007 is $117,385 (2006 - $109,748) of which $64,862 (2006 - $51,536) is included in cost of sales, $34,158 (2006 – $36,171) in selling, general and administrative expense and $18,365 (2006 – $22,041) in research and development expense on the consolidated statements of loss and deficit.

7. V-CHIP LICENSE AND PATENTS

V-Chip license and patents consist of the following:

	Cost $	Accumulated Amortization $	Net book value 2007 $	Net book value 2006 $
V-Chip license	15,290,000	7,868,800	7,421,200	8,348,800
Patents	34,915	16,432	18,483	20,537
	15,324,915	7,885,232	7,439,683	8,369,337

The amortization of the V-Chip license and patents in the amount of $929,654 (2006 - $929,654) is included in cost of sales on the consolidated statements of loss and deficit.

8. BANK FACILITIES

At March 31, 2007, the Company had available a bank overdraft facility in the amount of $2,000,000 (2006 – *2,000,000) of which up to* U.S. $300,000 (2006 - U.S. $300,000) is available by way of U.S. dollar direct advances. Bank indebtedness at year end is nil (2006 - nil). Amounts advanced under the overdraft facility are payable on demand and bear interest at the bank's Canadian prime rate of 6.00% as at March 31, 2007 (2006 – 5.50%) plus 0.5% per annum. Amounts advanced in U.S. dollars under the overdraft facility are also payable on demand and bear interest at the bank's U.S. base rate of 8.25% as at March 31, 2007 (2006 – 7.75%) plus 0.5% per annum. Borrowings under these facilities are collateralized by a general assignment of book debts, a charge over inventories, a general security agreement over all assets, assignment of risk insurance, and security over cash and deposits of the Company and its subsidiaries, and the indemnity agreements with respect to issuance of standby letters of credit.

At March 31, 2007, the Company also had available a separate cash collateralized letter of credit facility in the amount of $2,500,000 (2006 - $2,500,000) in connection with the licensing arrangement described in note 17. At March 31, 2007, letters of credit amounting to US$2,425,533 (2006 - US$1,958,426) were issued under this credit facility.

9. **CAPITAL STOCK**

(i) The Company is authorized to issue unlimited shares without nominal or par value divided into common shares and preferred shares.

(ii) Common shares issued and outstanding:

	No. of Shares	Amount $
Balance as at March 31, 2006 and 2005	56,030,313	34,459,736
Issue of bonus shares (a)	15,000	21,750
Issue of shares in bought deal (b) and (c)	3,077,000	2,715,554
Balance as at March 31, 2007	59,122,313	37,197,040

(a) On October 15, 2006, the Company issued 15,000 common shares as bonus shares to one of its employees.

(b) On January 11, 2007, the Company issued 3,077,000 equity units for cash proceeds of $3,432,758 (net of cash issuance costs of $567,342) through public offering in a bought deal arrangement. Each unit consisted of one common share and one half of one common share purchase warrant. The common shares and share purchase warrants were assigned $2,715,554 and $629,694, respectively, based on their relative fair values. The remaining net proceeds of $87,510 were assigned to brokers' warrants (note 9 (iii)). The Company reserved 1,538,500 common shares for issuance upon exercise of the share purchase warrants.

(c) The Company has also reserved 184,620 common shares for issuance upon exercise of brokers' warrants (note 9 (iii)). Upon exercise of those warrants, their holders are entitled to be issued one common share and one half of one common share purchase warrant. Consequently, the Company has also reserved 92,310 common shares for issuance upon exercise of the share purchase warrants.

(iii) **Contributed surplus:**

	2007 $	2006 $
Balance, beginning of fiscal year	538,043	254,460
Additions during the year:		
Shares option cost (b) (c) and (d)	235,006	283,583
Warrants option cost (f)	629,694	-
Broker warrants option cost (f)	87,510	-
Balance, end of fiscal year	1,490,253	538,043

Stock options:

On September 25, 1998, the Board of Directors adopted a Stock Option Plan (the "Plan") as amended on September 18, 2003. The Plan provides for options to be granted to the benefit of employees, directors, officers and service providers of the Company.

The maximum number of common shares that may be issued under the Plan is limited to 7,055,700. The aggregate number of common shares reserved for issuance pursuant to options granted under the Plan and options granted under any other share compensation arrangement to any one participant shall not exceed 5% of the issued and outstanding common shares.

Options shall be granted for a term not exceeding 10 years, while the vesting period may fluctuate between options granted. The exercise price per stock option is based on the closing sale price of the shares of the Company on the Toronto Stock Exchange ("TSX") on the trading day immediately preceding the date the option is granted. If the shares of the Company were not traded on the trading day immediately preceding the date the option is granted, the exercise price is based on the weighted average trading price during the five trading days preceding the date the option is granted.

The outstanding stock options have expiry dates ranging from December 8, 2007 to October 15, 2010, with exercise prices ranging from $1.32 to $2.00. All options vested when they were granted unless indicated otherwise. The following is the continuity of common share stock options for which shares have been reserved:

	Options	Weighted Average Exercise Price $
Balance, March 31, 2005	668,065	1.79
Granted (a) (c) (e)	650,000	1.75
Expired (b) (c)	(250,000)	1.90
Balance, March 31, 2006	1,068,065	1.74
Granted (c)	450,000	1.41
Expired (d) (e)	(568,065)	1.80
Balance, March 31, 2007	950,000	1.55

The following table summarizes information about the common share stock options outstanding at March 31, 2007:

Exercise Price $	Options Outstanding #	Weighted Average Remaining Contractual life (in years)	Options Exercisable #
1.60	400,000	0.88	400,000
2.00	100,000	0.87	100,000
1.49	250,000	3.54	-
1.32	200,000	0.69	200,000
1.32 to 2.00	950,000	1.54	700,000

The weighted average price of options exercisable at March 31, 2007 is $1.58.

The following table summarizes information about the common share stock options granted during the year ended March 31, 2007:

Exercise Price	Options	Weighted Average Exercise Price $	Weighted Average Fair Value $
At market price on grant date (c)	250,000	1.49	0.68
At market price on grant date (c)	200,000	1.32	0.28
	450,000	1.41	0.50

The fair value of each option granted was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

	2007	2006
Risk free interest rate	4.03% to 4.06%	3.96%
Expected dividend yield	0%	0%
Expected volatility	50.9% to 57.2%	50.1% to 55.9%
Expected time until exercise, in years	.0.69 to 2.54	0.36 to 1.88

Compensation expense for stock options granted to directors (a) employees (c) and service providers (d) and (e) during the year amounted to $135,667 (2006 - $108,000), $52,839 (2006 - $26,000) and $46,500 (2006 - $111,750) respectively, and have been included in selling, general and administrative expense and credited to contributed surplus based on their fair values at their grant dates.

(a) Stock options to directors:

On February 15, 2006, the Company granted stock options to certain directors to purchase up to 400,000 common shares at an exercise price of $1.60 per share with an expiry date of February 15, 2008. These options shall vest as to one half immediately and as to the remaining one half on the date that is twelve months from the date of grant. These options remained unexercised at March 31, 2007.

In fiscal 2007, compensation expense for the above options amounted to $135,667 (2006 - $114,833).

(b) Stock options to Century Communications:

On September 18, 2003 the Company granted Century Communications options to acquire 100,000 common shares at an exercise price of $2.00 and another option to acquire 50,000 common shares at an exercise price of $1.50 per share with an expiry date of September 18, 2005. The first grant of 100,000 options vested 50% on the date of grant and the remaining 50% on the date one year after the date of grant. The second grant of 50,000 options vested on the date of grant. These options expired unexercised during fiscal 2006.

(c) Stock options to employees:

On September 18, 2003, the Company granted an executive options to acquire 100,000 common shares at an exercise price of $2.00 per share with all options expiring on September 18, 2005. These options vested 50% on the date of grant and the remaining 50% one year after the date of grant. These options expired unexercised during fiscal 2006.

On February 10, 2006 the Company granted an executive option to acquire 100,000 common shares at an exercise price of $2.00 per share with an expiry date of February 10, 2008. These options shall vest as to one half immediately and one half on February 11, 2007. These options remained unexercised at March 31, 2007.

On October 15, 2006, the Company granted an executive options to acquire 250,000 common shares at an exercise price of $1.49 per share with all options expiring on October 15, 2010. These options shall vested as to one third on each of the 12, 24 and 36 month anniversaries of the date of grant.

On December 8, 2006, the Company granted executives options to acquire 200,000 common shares at an exercise price of $1.32 per share with an expiry date of December 8, 2007. These options vested on March 31, 2007 and remained unexercised at March 31, 2007.

In fiscal 2007, compensation expense for the above options amounted to $52,839 (2006 - $34,125).

(d) Stock options to consultant:

On October 2, 2003, the Company granted a consultant options to acquire 300,000 common shares at an exercise price of $1.04 per share expiring on September 19, 2006. The options shall vest as to 50,000 optioned shares for each US$1,000,000 sales revenue received in cash by the Company during the option term. 100,000 of the options were vested as at March 31, 2005 and based on the agreement 181,935 of such options have expired as at September 15, 2004. The remaining 118,065 options expired unexercised during fiscal 2007.

On September 15, 2004, the Company granted Acumen Capital Finance Partners Limited, a consultant, options to acquire 300,000 common shares at an exercise price of $2.00 per share expiring on September 15, 2006. The options shall vest as to 1/8th on completion of each quarter from the date of the grant. These options expired unexercised during fiscal 2007.

In fiscal 2007, compensation expense for the above options amounted to $46,500 (2006 - $91,125).

(e) **Stock options to Cavalcanti Hume Funfer Inc.:**

On February 10, 2006, the Company granted Cavalcanti Hume Funfer Inc. options to acquire 150,000 common shares at an exercise price of $2.00 per share. These options shall vest immediately and have an expiry date of August 10, 2006. These options expired unexercised during fiscal 2007.

In fiscal 2007, compensation expense for the above options amounted to nil (2006 - $43,500).

(f) **Issue of warrants**

On January 11, 2007, the Company issued 3,077,000 equity units in a bought deal financing. Each unit consisted of one common share and one half common share purchase warrant. The warrants vest immediately, have an exercise price of $1.60 per share and expire 18 months from the date of issue. The share purchase warrants were assigned $629,694 of the net proceeds based on their fair value, determined using a Black-Scholes model, relative to the fair value of the common shares issued. The following assumptions were used to determine the fair value of the warrants: risk free interest rate of 4.06%, expected dividend yield of 0%, expected volatility of 56.2%, and expected time until exercise of 1.5 years.

On January 11, 2007, the Company also issued 184,620 broker warrants. The warrants vest immediately and have an exercise price of $1.30 and expire 12 months from the date of issue. Upon the exercise of the warrants, their holders are entitled to be issued one common share and one half of one common share purchase warrant. The fair value of the broker warrants of $87,510 was determined using a Black-Scholes model and was recorded as the bought deal issuance cost, decreasing the net proceeds of the financing attributable to the equity units issued, and increasing contributed surplus. The following assumptions were used to determine the fair value of the warrants: risk free interest rate of 4.06%, expected dividend yield of 0%, expected volatility of 56.2%, and expected time until exercise of 1 year.

10. SEGMENTED INFORMATION

The Company designs, manufactures, and supplies electronic products for customers in CATV, multimedia and consumer electronic industries, which, in aggregate, form the cable television business. It is also involved in offering V-Chip license to TV manufacturers who are shipping television sets which include V-Chip technology to Canada and the United States of America. The Company manages its operations under one segment, which provides products to the cable television business. Operating expenses are managed at the total Company level by major type of expense category and as such are not allocated to the major revenue generating products. This represents the manner in which Company is organized and managed for assessing performance and making resource allocation decisions.

The following table shows certain information with respect to product line revenues:

	2007 $	2006 $
V-Chip licensing and decoder	3,220,716	2,525,719
Converters and transmitters	48,050	757,159
Cable equipment	5,574,643	3,306,411
Others	708,545	201,805
	9,551,954	6,791,094

A summary of revenue segmented to the customers' country of residence is as follows:

	2007 $	2006 $
Canada	5,705,470	2,519,529
United States	1,474,603	2,389,210
Japan	1,351,951	800,974
South Korea and Taiwan	682,141	413,699
West Indies	2,966	46,425
Middle East	-	113,334
Others	334,823	507,923
	9,551,954	6,791,094

Assets are maintained only in Canada, and all expenses are incurred out of the Company's headquarters in Canada. In fiscal 2007, there was one (2006-three) customer from each of whom the Company derived more then 10% of its total revenue. Revenue from this customer in fiscal 2007 was approximately $3,200,000 (2006 - $900,000, and $800,000 and $700,000).

11. **RESEARCH AND DEVELOPMENT**

Research and development expenses consist of the following:

	2007 $	2006 $
Research and development costs incurred during the year	494,763	450,642
Investment tax credit utilized	-	(1,142,544)
Amortization of deferred development costs	174,011	782,797
Net research and development expense	668,774	90,895

12. **GOVERNMENT ASSISTANCE**

The Company had received government grants totaling $495,000 which are repayable beginning in fiscal 2005 at a specified percentage of revenue. The grants are unsecured and interest free (unless required repayments have become overdue in which case interest is charged at an annual rate of 12.68%).

13. MORTGAGE PAYABLE

Mortgage payable consists of the following:

	2007 $	2006 $
Mortgage payable on land and building (note 6), bearing variable interest at the CIBC prime rate less 0.5%, due December 12, 2008 with repayments of $15,000 monthly including principal and interest	600,238	733,824
Less current portion	(142,497)	(134,580)
	457,741	599,244

The aggregate amount of principal repayments required in each of the next four fiscal years is as follows:

	$
2008	142,497
2009	152,799
2010	163,844
2011	141,098
	600,238

Mortgage interest expense recorded in the consolidated statement of loss and deficit is $ 42,399 (2006- $53,444).

14. RELATED PARTY TRANSACTIONS

These transactions have been conducted at normal commercial terms and conditions.

(a) During fiscal 1999, $140,000 was advanced to a director of the Company of which nil (2006 - $2,199) is still outstanding and is included in accounts receivable. The advances were unsecured, non-interest bearing and due on demand.

(b) During fiscal 2007, the Company paid one of its directors $106,250 (2006 - $90,000) for technical consulting services. These amounts are included in selling, general and administrative expense and recorded at the exchange amount which is the amount agreed upon between the parties.

15. INCOME TAXES

The provision for income taxes differs from that which would be obtained by applying the statutory income tax rate as a result of the following:

	2007 $	2006 $
Loss before income taxes	(3,967,281)	(1,596,343)
Statutory tax rate	36.12%	36.12%
Income tax expense (recovery) at statutory tax rate	(1,432,982)	(576,599)
Adjustments thereon for the effect of:		
Permanent differences	11,279	132,356
Unutilized foreign tax credits	231,755	-
Losses and other temporary differences not recognized	1,421,703	2,017,921
Other	-	(320,152)
Provision for income taxes	231,755	1,253,526

During fiscal 2006, the Company completed an internal reorganization that resulted in a capital gain being realized for tax purposes. The reason for this reorganization was to utilize non-capital loss carryforwards and federal investment tax credits due to expire. As a result, a significant portion of the Company's future income tax assets is now reflected in the high tax value of intangible assets.

In 2007, the reduction in the future tax assets relating to the intangible assets resulted from a correction to the tax basis of the license. Since the benefit of the future tax assets is not recognized, the adjustment did not impact the tax provision in the year but is reflected in an increase in the valuation allowance.

Further, the reorganization created $1.2 million of federal taxes payable before the application of federal investment and foreign tax credits. The application of $1.1 million of federal investment tax credits was included in loss before income taxes and thus did not reduce the provision for income taxes in fiscal 2006.

The future income tax assets (liabilities) is represented by the following:

	2007 $	2006 $
Federal non-capital loss carryforwards	771,883	322,406
Ontario non-capital loss carryforwards	547,157	245,153
Capital assets and V-Chip license and patents	2,593,981	7,560,795
Scientific research and experimental development	163,415	320,842
Corporate minimum tax credit balance	44,184	59,016
Customer deposits	32,599	-
Share issue costs	154,317	-
Gross future income tax assets	4,307,536	8,508,212
Less valuation allowance	(4,307,536)	(8,145,992)
Net future income tax assets	-	362,220
Deferred development costs	-	-
Net future liabilities on federal ITC's used in the year		(362,220)
Future income tax assets, net	-	-

As at March 31, 2007, the Company has federal and provincial non-capital loss carryforwards of approximately $3.7 million.

The loss carry forwards expire as follows:

	$
2009	55,993
2010	289,878
2014	292,938
2015	138,453
2026	831
2027	3,130,173
	3,908,266

At March 31, 2007, the Company also has undeducted scientific research and experimental development expenses of approximately $0.4million that can be carried forward indefinitely.

16 CONSOLIDATED STATEMENTS OF CASH FLOWS

The consolidated statements of cash flows include the following:

	2007 $	2006 $
Cash paid for interest expense	66,002	53,444
Cash received from interest income	177,250	197,472
Cash paid for income taxes	356,393	115,302

17. CONTINGENCIES AND COMMITMENTS

Under the terms of the Company's licensing arrangement, the Company is required to pay for a portion of legal expenses incurred by a licensee in defending patent infringement claims relating to the technology licensed from the Company. The cumulative amount of legal costs that the Company is obligated to pay is capped at 46% of the cumulative royalty revenue the Company has earned (from a certain specific TV manufacturer) from the licensing arrangement which at March 31, 2007 amounts to US$2,425,533 (2005-US$1,958,426) and is collateralized by a letter of credit provided by the Company's bank (Notes 3 and 8). Subsequent to year end US$2,100,000 was paid as settlement of claim for which a provision was recorded based on the information provided by the licensee.

As at March 31, 2007, a possibility exists that the licensee has incurred additional legal costs. However, no additional amounts have been claimed from the Company, occurrence of such claims could not be determined and no additional provisions have been recorded. As at March 31, 2007, the amount at risk is US$425,000.

18. NET LOSS PER COMMON SHARE

Net loss per common share consists of the following:

	2007 $	2006 $
Loss for the year – basic and diluted	(4,199,036)	(2,849,869)
Weighted average number of common shares outstanding		
during the year - basic	56,703,157	56,030,313
- diluted*	56,703,157	56,030,313
Net loss per share - basic and diluted	(0.07)	(0.05)

*Diluted weighted average number of common shares outstanding at March 31, 2007 is 56,736,933. For purpose of calculating the 2007 diluted loss per share, the basic weighted average number of common shares is used.

19. FINANCIAL INSTRUMENTS

(i) Fair values
The fair values of cash and cash equivalents, interest bearing deposits, restricted term deposits, accounts receivable, income taxes recoverable, accounts payable and accrued liabilities, customers' deposits, government grants payable and mortgage payable approximate their carrying values. In management's opinion, the Company is not exposed to significant interest risks arising from these consolidated financial instruments.

(ii) Concentration of credit risk
Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of accounts receivable. With respect to accounts receivable, the Company performs periodic credit evaluations of the financial condition of its customers and does not require collateral from them. Management assesses the need for allowances for potential credit losses by considering the credit risk of specific customers, historical trends and other information.

As at March 31, 2007, accounts receivable from two significant customers accounted for 43.0% (2006 - three customers - 58.3%) of the accounts receivable year end balance.

(iii) Foreign currency
A significant portion of the Company's sales is denominated in U.S. dollars. The Company uses the revenue stream in U.S. dollars to offset the foreign exchange risk related to expenses denominated in U.S. dollars. The Company has not entered into hedging instruments in 2007 and 2006 to offset the risk related to fluctuations of the exchange rate between the U.S. and Canadian dollars from the date of sales transaction to the collection date due to the short-term nature of this exposure.

20. LEGAL CLAIMS FILED BY TRI-VISION

During the year, the Company announced that all outstanding infringement claims outlined in its statement of claim issued against Jutan Limited Partnership, now known as the Redmond Group of Companies LP of Mississauga, have been resolved to the satisfaction of the Company. The Company's legal litigation firm, Lerners LLP, is in the process of discontinuing all actions in the Federal Court of Canada. The Company, as a last resort, had initiated legal claims against five companies: Toshiba, Thomson, Best Buy, The Brick and Jutan. All claims have now been successfully concluded to Tri-Vision's satisfaction. While details of the settlements remain confidential, the agreements did include compensation for past infringement. There are no other legal claims outstanding.

21. SUBSEQUENT EVENT

Subsequent to year end, the Company entered into an acquisition agreement with Wi-LAN. Pursuant to the agreement, each Tri-Vision common share will be exchanged for a fraction of a Wi-LAN common share, determined as $1.72 divided by the volume weighted average trading price of the Wi-LAN common shares on the TSX for 10 randomly selected days within the 20 trading days preceding closing of the transaction, provided that the exchange ratio will not exceed .2920 or be less then .2642 common shares of WI-LAN for each common share of Tri-Vision.

Under the agreement, Tri-Vision becomes a wholly-owned subsidiary of Wi-LAN. The agreement provides for the payment of certain termination fees by Tri-Vision and Wi-LAN in certain circumstances. It is a condition of the completion of the transaction that Tri-Vision shall have acquired the V-chip patents, certain rights of which are currently licensed to Tri-Vision, from a company controlled by Tri-Vision Chairman, Tim Collings. Subject to regulatory approval and completion of the Wi-LAN merger transaction, Tri-Vision has agreed to issue 1,077,693 common shares in consideration for the transfer of these patents.

The transaction is subject to regulatory approvals and was approved by at least two thirds of the votes cast at a meeting of Tri-Vision shareholders held on June 28, 2007, as well as a majority of the votes cast at that meeting by the disinterested shareholders. The transaction is expected to be completed by early July 2007.

Wi-LAN Inc.'s unaudited pro forma consolidated statements of operations for the year ended October 31, 2006 and the nine months ended July 31, 2007, together with notes thereto.

Wi-LAN Inc.
Pro Forma Consolidated Statements of Operations
For the year ended October 31, 2006
(Unaudited)
(in thousands of Canadian dollars, except per share amounts)

	Wi-LAN ilve months ended October 31, 2006	Tri-Vision ilve months ended eptember 30, 2006	Pro Forma Adjustments	Notes	Pro Forma Consolidated
Licensing revenues	$ 2,108	$ 1,509			$ 3,617
Other revenues	-	4,527			4,527
Total revenues	2,108	6,036	-		8,144
Cost of sales	-	(5,164)	990	1)/2)	(4,174)
Operating and SG&A expenses	(5,721)	(3,820)	36	2)	(9,505)
R&D expense	-	(14)	697	2)	683
Depreciation & amortization	(676)	-	(11,157)	1)/2)	(11,833)
Settlement	9,635	-			9,635
Gain on debt settlement	2,919	-			2,919
Gain on sale of property	1,145	-			1,145
Other income	29	-			29
Earnings before the following	9,439	(2,962)	(9,434)		(2,957)
Interest income	219	205			424
Interest expense	(97)	(51)			(148)
Foreign exchange gain/(loss)	-	(77)			(77)
Earnings/(loss) from continuing operations before ta	9,561	(2,885)	(9,434)		(2,758)
Provision for income tax (expense)/recovery	16,726	(1,245)	2,858	3)	18,339
Earnings/(loss) from continuing operations	26,287	(4,130)	(6,576)		15,581
Loss from discontinued operations	(12,178)	-			(12,178)
Net earnings/(loss)	$ 14,109	$ (4,130)	$ (6,576)		$ 3,403
Earnings per share					
Continuing operations					
Basic	$ 0.54				$ 0.24
Diluted	$ 0.54				$ 0.23
Discontinued operations					
Basic	$ (0.25)				$ (0.18)
Diluted	$ (0.25)				$ (0.18)
Net earnings/(loss)					
Basic	$ 0.29				$ 0.05
Diluted	$ 0.29				$ 0.05
Weighted average number of shares					
Basic	48,447,178		17,649,212	4)	66,096,390
Diluted	48,777,982		17,649,212	4)	66,427,194

Wi-LAN Inc.
Pro Forma Consolidated Statements of Operations
For the nine months ended July 31, 2007
(Unaudited)
(in thousands of Canadian dollars, except per share amounts)

	WI-LAN Ine months ended July 31, 2007	Tri-Vision ght months ended June 28, 2007	Pro Forma Adjustments	Notes	Pro Forma Consolidated
Licensing revenues	$ 54,101	$ 2,139			$ 56,240
Other revenues	-	5,355			5,355
Total revenues	54,101	7,494	-		61,595
Cost of sales	-	(5,718)	663	1),2)	(5,055)
Operating and SG&A expenses	(9,229)	(6,532)	23	2)	(15,738)
R&D expense	-	(1,465)	117	2)	(1,348)
Depreciation & amortization	(3,830)	-	(7,092)	1),2)	(10,922)
Earnings before the following	41,042	(6,221)	(6,288)		28,533
Interest income	2,070	177			2,247
Interest expense	-	(37)			(37)
Foreign exchange gain/(loss)	-	(66)			(66)
Earnings/(loss) from continuing operations before ta	43,112	(6,147)	(6,288)		30,677
Provision for income tax (expense)/recovery	(16,726)	(163)	2,143	3)	(14,746)
Net earnings/(loss)	26,386	(6,309)	(4,145)		15,931
Earnings per share					
Basic	$ 0.36				$ 0.18
Diluted	$ 0.35				$ 0.18
Weighted average number of shares					
Basic	72,546,484		15,580,440	4)	88,126,924
Diluted	75,171,518		15,580,440	4)	90,751,958

(thousands of Canadian dollars, except share and per share amounts, unless otherwise stated)

1. BASIS OF PRESENTATION

On June 29, 2007, the Company acquired Tri-Vision International Ltd./Ltée ("Tri-Vision"), including its wholly-owned subsidiaries, Tri-Vision Electronics Inc. and Tri-Vision Electronics 2006 Inc., by way of amalgamation with its wholly-owned subsidiary, Wi-LAN V-chip Corp. (formerly Wi-LAN Acquisition Inc.).

The Company issued 17,649,212 common shares of Wi-LAN Inc. valued at $90,212 and reserved an additional 517,696 common shares in exchange for outstanding Tri-Vision warrants valued at $842. In addition, the Company has incurred approximately $1,511 in transaction costs and expects to incur approximately $1,337 in restructuring costs related to its plan to sell Tri-Vision's cable television products and distribution business.

This pro forma financial information reflects the fiscal year ended October 31, 2006 and nine months ended July 31, 2007 for Wi-LAN, together with the twelve months ended September 30, 2006 and the eight months ended June 28, 2007 for Tri-Vision. An eight month period was used because Wi-LAN's results for the nine months ended July 31, 2007 already include one month's results of Tri-Vision from the date of acquisition on June 29, 2007 to July 31, 2007. To derive the results for the twelve months ended September 30, 2006 for Tri-Vision, the unaudited consolidated results of operations of Tri-Vision for the six months ended September 30, 2006 were added to the audited consolidated results of operations for the year ended March 31, 2006 and the unaudited consolidated results for the six months ended September 30, 2005 were deducted. To derive the results of the eight months ended June 30, 2007, the unaudited consolidated results of operations of Tri-Vision for the three months ended June 29, 2007 were added to the audited consolidated results of operations for the year ended March 31, 2007 and the unaudited results for the seven months ended October 31, 2006 were deducted. As such, the financial statements of Tri-Vision used to prepare the pro forma financial information do not conform to the financial statements of Tri-Vision included elsewhere in this business acquisition report.

The pro forma financial information has been prepared based on Canadian generally accepted accounting principles but does not include all of the information required for annual or interim financial statements. Accordingly, it should be read in conjunction with the most recent annual or interim financial statements of Wi-LAN and Tri-Vision, including the notes thereto.

The pro forma financial information is presented as if the transaction had taken place at November 1, 2005. The accounting policies used in the preparation of this pro forma financial information are consistent with those used in the preparation of Wi-LAN's audited consolidated financial statements for the year ended October 31, 2006. Management has determined that no significant adjustments are required to conform Tri-Vision's financial information with the accounting policies used by Wi-LAN.

The unaudited pro forma financial information is presented for illustrative purposes only and is not necessarily indicative of the results that actually would have been achieved if the transaction had been completed on the dates indicated or the results that may be obtained in

the future. In preparing the unaudited pro forma consolidated statements of operations, no adjustments have been made to reflect the operating synergies that may result from combining the operations of the two companies.

2. ACQUISITION OF TRI-VISION

The preliminary purchase price allocation is as follows:

Total consideration paid comprises	
Issued common shares	90,212
Warrants	842
Estimated transaction costs	1,511
Estimated restructuring costs	1,337
Total consideration as at the date of acquisition	93,902
Net identifiable assets acquired	
Cash and cash equivalents	5,782
Accounts receivable	1,497
Prepaid expenses and other	515
Assets held for sale	3,308
Furniture & equipment	6
Patents and other intangibles	93,264
Accounts payable and other	(1,877)
Mortgage payable related to assets held for sale	(555)
Future income taxes	(25,721)
Fair value of net assets acquired	76,219
Goodwill, the excess of consideration paid over the fair value of net indentifiable assets acquired	17,683

The purchase price is still preliminary as it includes a number of estimates. The Company has engaged a major independent accounting firm to assist in determining the fair value of intangibles acquired and has accounted for the acquisition based in part on the results of the preliminary valuation report. Management has also made estimates of restructuring amounts for which payments have not yet been made and estimates of the net realizable value of assets acquired that are held for sale. Management has also made preliminary estimates of future income taxes related to the acquisition and the value of tax loss carryforwards. Any difference in the final amounts related to the above estimates could result in a change to the final purchase price allocation, including the carrying value of patents and other intangibles, goodwill and future income taxes.

3. PRO FORMA ASSUMPTIONS AND ADJUSTMENTS

The following adjustments have been made to reflect the transaction described above:

1) Record amortization of patents and other intangibles acquired on a straight-line basis over a period of nine years, and reverse amortization of patents and other intangibles recorded in the accounts of Tri-Vision.
2) Reclass depreciation & amortization that is included in cost of sales, sales, general & administration expense, and research & development expense in Tri-Vision's financial statements.
3) Record a recovery of future income taxes related to amortization of the patents and other intangibles recorded in 1) above.

4) Record the 17,649,212 common shares issued to effect the acquisition of Tri-Vision as if they had been outstanding for the entire period. For the nine-month period ended July 31, 2007, a weighted average has been applied to recognize that Wi-LAN's weighted average number of shares outstanding for this period already included a weighting for these shares having been outstanding for the period June 29, 2007 to July 31, 2007. The warrants issued to warrant holders of Tri-Vision, and options issued to Tri-Vision employees, were not included in the diluted earnings per share calculation because their effect would have been anti-dilutive.

WI-LAN INC.
FORM 51-102F4
BUSINESS ACQUISITION REPORT

1. IDENTITY OF THE COMPANY

1.1 Name and Address of the Company

Wi-LAN Inc. (the "**Corporation**")
Suite 608, 11 Holland Avenue
Ottawa, ON
K1Y 4S1

1.2 Executive Officer

The executive officer noted below is knowledgeable about the Amalgamation (as defined below) and this report:

R. Stephen Bower
Chief Financial Officer
(613) 688-4898

2. DETAILS OF THE ACQUISITION

2.1 Nature of the Business Acquired

On May 11, 2007 the Corporation, Wi-LAN Acquisition Inc. ("**Acquisition Sub**"), a wholly-owned subsidiary of the Corporation, and Tri-Vision International Ltd./Ltée ("**Tri-Vision**") entered into an acquisition agreement (the "**Acquisition Agreement**") providing for the acquisition of Tri-Vision by the Corporation by way of an amalgamation of Acquisition Sub, Tri-Vision and certain subsidiaries of Tri-Vision (the "**Amalgamation**"). Pursuant to the Amalgamation, Tri-Vision shareholders were issued 0.2920 common shares of the Corporation in exchange for each Tri-Vision common share. The Corporation issued approximately 17.6 million common shares to Tri-Vision shareholders and assumed Tri-Vision warrants exercisable for approximately 518,000 common shares of the Corporation.

Tri-Vision is a technology company engaged in the supply of innovative products to the cable television ("**CATV**"), multimedia and consumer electronics industry. Through its subsidiaries, Tri-Vision licences its patented V-chip blocking technology to television manufacturers internationally for incorporation into their products. As at the date of the Amalgamation, approximately forty-eight licences for television sales into the Canadian market had been granted and approximately forty-five licences had been granted to licensees for sale into the United States market. Through its subsidiaries, Tri-Vision also

designs, develops, manufactures and distributes CATV products, including data video distribution systems, Secure Pay TV, Addressable Pay TV (pay per view), Hotel Pay TV and Interactive Systems.

2.2 Date of Acquisition

The effective date of the transaction was June 29, 2007.

2.3 Consideration

Pursuant to the terms of the Acquisition Agreement and the amalgamation agreement effecting the Amalgamation, Tri-Vision shareholders received 0.2920 common shares of the Corporation for each share of Tri-Vision held. The Corporation issued an aggregate of 17,649,212 common shares in exchange for the acquisition of all of the outstanding Tri-Vision shares. An additional 517,696 common shares of the Corporation have been reserved for issuance upon exercise of Tri-Vision warrants assumed by the Corporation in accordance with the terms of the Acquisition Agreement.

2.4 Effect on Financial Position

This Amalgamation is expected to provide greater opportunity for future revenue growth for the Corporation by expanding its patent portfolio. The complementary nature of the Corporation's pre-existing telecommunications and consumer electronics patents, its experienced licensing team and considerable financial resources, combined with the existing intellectual property and markets of Tri-Vision, enhances the Corporation's ability to create value for shareholders. By completing the Amalgamation through the issuance of common shares from treasury, the Corporation's cash and debt positions are not affected, other than the addition of Tri-Vision's cash and investments (approximately $5.8 million) and the assumption of a mortgage (approximately $600,000) on a building owned by Tri-Vision.

Historically, Tri-Vision licensed its intellectual property and supplied innovative products to the cable television, multi-media and consumer electronics industry through its subsidiary Think Broadband Solutions Inc. The Corporation is considering opportunities to sell this business in order to continue to focus all of management's attention on its patent licensing business.

2.5 Prior Valuations

Not applicable.

2.6 Parties to the Transaction

Not applicable.

2.7 Date of Report

September 11, 2007.

3. **FINANCIAL STATEMENTS**

Enclosed with this report are the following financial statements:

(a) Tri-Vision International Ltd./Ltée's audited consolidated financial statements for the years ended March 31, 2007 and 2006.

The auditors of these financial statements have not given their consent to include their audit report in this Business Acquisition Report.

(b) Wi-LAN Inc.'s unaudited pro forma consolidated statements of operations for the year ended October 31, 2006 and the nine months ended July 31, 2007, together with notes thereto.

Forward Looking Statements:

This report may contain forward looking statements related to expected future events and financial results and operating results of the Corporation that involve certain assumptions, risks and uncertainties. Actual results or events may differ materially from management expectations as set forth in such forward looking statements for a variety of reasons, including market and general economic conditions and those assumptions, risks and uncertainties detailed from time to time in the Corporation's SEDAR filings at www.sedar.com.

Tri-Vision International Ltd./Ltée's audited consolidated financial statements for the years ended March 31, 2007 and 2006

TRI-VISION INTERNATIONAL LTD./LTEE

CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2007

TRI-VISION INTERNATIONAL LTD./LTEE

TRI-VISION INTERNATIONAL LTD./LTEE

MARCH 31, 2007

CONTENTS

TRI-VISION INTERNATIONAL LTD./LTEE

To the Shareholders of:
TRI-VISION INTERNATIONAL LTD./LTEE

We have audited the consolidated balance sheets of TRI-VISION INTERNATIONAL LTD./LTEE as at March 31, 2007 and 2006 and the consolidated statements of loss and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2007 and 2006 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Ernst & Young LLP

Chartered Accountants
Licensed Public Accountants

Toronto, Canada,
June 22, 2007.

TRI-VISION INTERNATIONAL LTD./LTEE

CONSOLIDATED BALANCE SHEETS
AS AT MARCH 31

ASSETS	NOTES	2007	2006
	21	$	$
CURRENT			
Cash and cash equivalents		807,238	483,900
Restricted term deposits	3	2,815,520	-
Interest bearing deposits		4,506,473	3,350,000
Accounts receivable	14, 19	2,896,950	1,950,541
Inventories	4	1,886,441	951,250
Prepaid expenses and deferred costs		342,123	112,377
Income taxes recoverable	15	185,459	61,918
		13,440,204	6,909,986
Restricted term deposits		-	2,296,983
Deferred development costs	5	1,061,796	1,235,807
Capital assets, net	6	2,253,462	2,308,249
V-Chip license and Patents, net	7	7,439,683	8,369,337
		24,195,145	21,120,362

LIABILITIES AND SHAREHOLDERS' EQUITY			
CURRENT			
Accounts payable and accrued liabilities	17	3,998,558	669,339
Customers' deposits and deferred revenue		519,807	40,523
Government grants payable- current portion	12	217,076	120,000
Mortgage payable-current portion	13	142,497	134,580
		4,877,938	964,442
Government grants payable	12	-	187,688
Mortgage payable	13	457,741	599,244
		457,741	786,932
CONTINGENCIES AND COMMITMENTS	17, 20		
SHAREHOLDERS' EQUITY			
Capital stock	9	37,197,040	34,459,736
Contributed surplus	9	1,490,253	538,043
Deficit		(19,827,827)	(15,628,791)
		18,859,466	19,368,988
		24,195,145	21,120,362

See notes to the consolidated financial statements

APPROVED ON BEHALF OF THE BOARD:

____________________ Director

____________________ Director

TRI-VISION INTERNATIONAL LTD./LTEE

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
FOR THE YEARS ENDED MARCH 31

	NOTES	2007	2006
Revenue	10	$ 9,551,954	$ 6,791,094
Cost of sales	7	6,269,527	4,867,001
Gross profit		3,282,427	1,924,093
Selling, general and administrative expense	6, 9, 17	6,723,835	3,495,759
Research and development expense	6, 11	668,774	90,895
		7,392,609	3,586,654
Loss before interest, foreign exchange and income taxes		(4,110,182)	(1,662,561)
Interest income		232,996	188,589
Interest expense	13	(61,986)	(53,444)
Foreign exchange loss	19	(28,109)	(68,927)
Loss before income taxes		(3,967,281)	(1,596,343)
Provision for income taxes	15	231,755	1,253,526
Net loss for the year		(4,199,036)	(2,849,869)
Deficit, beginning of year		(15,628,791)	(12,778,922)
Deficit, end of year		(19,827,827)	(15,628,791)
Net loss per share	18	(0.07)	(0.05)
Net loss per share - diluted	18	$ (0.07)	$ (0.05)

See notes to the consolidated financial statements

TRI-VISION INTERNATIONAL LTD./LTEE

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED MARCH 31

	NOTES	2007	2006
OPERATING ACTIVITIES			
Net loss for the year		$ (4,199,036)	$ (2,849,869)
Add charges (deduct credit) to operations not involving cash			
Compensation expense for shares, warrants and share options granted		256,756	283,583
Amortization of capital assets		117,385	109,748
Amortization of deferred development costs		174,011	782,797
Amortization of V-Chip license and patents		929,654	929,654
Foreign exchange gains (losses) on cash, cash equivalents and restricted term deposits		(17,825)	37,968
		(2,739,055)	(706,119)
Changes in non-cash working capital balances related to operations			
Accounts receivable		(946,409)	87,093
Inventories		(935,191)	118,270
Prepaid expenses and deferred costs		(229,746)	(12,556)
Income taxes recoverable		(123,541)	155,391
Accounts payable and accrued liabilities		3,329,219	77,709
Customers' deposits and deferred revenue		479,284	(161,185)
Cash used in operating activities	16	(1,165,439)	(441,397)
INVESTING ACTIVITIES			
Interest bearing deposits		(1,156,473)	650,000
Restricted term deposits		(518,537)	(275,897)
Additions to capital assets		(62,598)	(167,846)
Cash provided by (used in) investing activities		(1,737,608)	206,257
FINANCING ACTIVITIES			
Repayment of mortgage payable		(133,586)	(375,716)
Issuance of common shares and share purchase warrants	9	4,000,100	-
Shares issue cost		(567,342)	
Government grants repaid		(90,612)	(85,423)
Cash provided by (used in) financing activities		3,208,560	(461,139)
Foreign exchange gains (losses) on cash, cash equivalents and term deposits		17,825	(37,968)
Net increase (decrease) in cash and cash equivalents		323,338	(734,247)
Cash and cash equivalents, beginning of year		483,900	1,218,147
Cash and cash equivalents, end of year		807,238	483,900

See notes to the consolidated financial statements

TRI-VISION INTERNATIONAL LTD./LTEE

Notes to Consolidated Financial Statements: March 31, 2007

1. NATURE OF BUSINESS

Tri-Vision International Ltd./Ltée (the "Company" or "Tri-Vision") designs, develops, manufactures, and supplies electronic products for customers in the cable television ("CATV"), multimedia, and consumer electronics industries. The Company is also involved in offering V-Chip license to TV manufacturers who ship television sets equipped with V-Chip technology to Canada and the United States of America. The consolidated financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP").

On May 11, 2007, the Company announced that it had entered into an acquisition agreement to merge in an all stock transaction with Wi-LAN Inc. of Ottawa, Ontario ("Wi-LAN" - see Note 21).

Certain comparative consolidated financial statement balances have been reclassified to conform to the current fiscal year's financial statement presentation.

2. SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of presentation and use of estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenue and expenses and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the determination of allowance for doubtful accounts, provision for excess and obsolete inventory, recoverability of deferred development costs and the V-Chip license and patent, and revenue estimates for royalties earned on a per unit basis. Actual results could differ from those estimates.

(b) Principles of consolidation

The consolidated financial statements include the accounts of the Company together with its wholly-owned subsidiaries, Tri-Vision Electronics Inc., Tri-Vision Electronics 2006 Inc. and Think Broadband Solutions Inc. (formerly Tri-Vision Technologies International Inc.). All significant intercompany balances and transactions have been eliminated.

(c) *Revenue recognition*

Product sales revenue is recognized when the product is shipped to the customer or where title has transferred to the customer, provided the Company has not retained any significant risk of ownership or future obligations with respect to sale of the product. Revenue from product sales is recognized net of sales discounts.

Royalty and licensing revenue earned on a per-unit basis for the period is recognized upon receipt of notification of royalty earned from licensees, based on contractual entitlements and when receipt is reasonably assured. Where royalty information from licensees for the period is not available at the time of period's closing, revenue is estimated only if past revenue and reliable information is available, and adjusted in the period when notification from the licensee is received.

Royalty and licensing revenue received as a one-time non-refundable payment for a fixed period of time is recognized when the payment is received and the fixed period of time has commenced.

Digital TV solutions represent arrangements with multiple deliverables and include equipment, software, post contract support ("PCS") and professional services. Revenue is recognized ratably over the remaining PCS period at the time when persuasive evidence of an arrangement exists, delivery of all equipment and software has occurred, all professional services have been performed, the fee is fixed or determinable and collectibility is probable. Cash received from customers in advance of the Company meeting its applicable revenue recognition criteria is recorded as deferred revenue. Cost of equipment delivered is recorded as deferred costs and charged to income when the related equipment revenue is recognized.

(d) Cash and cash equivalents and term deposits

Cash equivalents, interest bearing deposits and term deposits consist of short term highly liquid investments. Cash equivalents have original maturities of less than 90 days at the time of purchase and are valued at cost, which approximates market value. Interest bearing deposits and term deposits are temporary investments with original maturities greater than 90 days, and are valued at cost, which approximates market value.

(e) Inventories

Inventories are comprised of raw materials, parts and supplies and finished goods. Raw materials, parts and supplies are valued at their redundant cost. Finished goods are valued at the lower of cost, determined on an average cost basis, or net realizable value.

(f) Capital assets

Capital assets are stated at cost. Amortization is provided at rates which are designed to allocate the cost of assets, over their estimated useful lives as follows:

Building	- 4%	Declining - balance basis
Equipment	- 20%	Declining - balance basis
Furniture and fixtures	- 20%	Declining - balance basis
Systems and software	- 50%	Straight - line basis

(g) Research and development costs

Development costs relating to specific projects that in the Company's view have met generally accepted criteria including reasonable assurance regarding future benefits are deferred and amortized based upon production. Amortization is calculated on a straight-line basis over a range of 17 years for costs related to V-Chip technology development, and 3 to 6 years for others. Amortization commences at the earliest of:

(a) the initial commercial use of the product or process;
(b) the sale of the product or process; and
(c) the year following the completion of the product or process.

All other research and development costs are charged to income (loss) in the period in which they are incurred.

The Company reviews the carrying amount of deferred development costs for impairment whenever events or changes in circumstance indicate that the carrying amount may not be recoverable by comparing the carrying amount to the related, estimated undiscounted future net cash flows. When the net carrying amounts of deferred development costs exceed the estimated net recoverable amount, the asset is written down with a charge against income (loss) in the period that such determination is made.

(h) V-Chip license and patents

V-Chip license and patents are recorded at cost less accumulated amortization. Amortization commenced with commercial production of the V-Chip products in 1999 and is calculated over 17 years on a straight-line basis. The Company reviews the carrying amount of the V-Chip license and patents for impairment whenever events or changes in circumstance indicate that the carrying amount may not be recoverable when its carrying amount exceeds to the undiscounted future net cash flows. When the net carrying amounts of the V-Chip license and patents exceed the estimated net recoverable amount, the asset is written down to its fair value with a charge against income in the period that such determination is made. The amount of the write-down is determined by deducting the asset's fair value (based on discounted cash flows) from its carrying amount.

(i) Income taxes

The Company follows the liability method of tax allocation, under which future income tax assets and liabilities are determined based on the differences between the financial reporting and tax basis of assets and liabilities and are measured using the substantively enacted tax rates and laws that are expected to be in effect in the years in which the future income tax assets and liabilities are expected to be settled or realized. The effect of a change in income tax rates on future income tax liabilities or assets is recognized in income in the period that the change occurs. A valuation allowance is provided to the extent that it is more likely than not that future income tax assets will not be realized.

(j) Investment tax credits

Investment tax credits are accrued when qualifying expenditures are made and there is reasonable assurance that the credits will be realized. The Company accounts for investment tax credits using the cost reduction method.

(k) Stock-based compensation plan

Effective from April 1, 2003, the Company prospectively adopted the recommendations in CICA Handbook Section 3870, "Stock-Based Compensation and Other Stock-Based Payments", whereby stock options awarded to employees and directors from April 1, 2003 are recognized as an expense using the fair value method. These and other disclosures are outlined in note 9. Stock options awarded to non-employees effective April 1, 2002 are also recognized as an expense using the fair value method. Any consideration paid on the exercise of stock options is credited to share capital.

(l) Foreign currency translation

Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at exchange rates prevailing at the consolidated balance sheet dates. Non-monetary assets and liabilities are translated at exchange rates prevailing at the transaction dates. Revenue and expenses are translated at the average rates prevailing during the year. The resulting gains and losses are included in the determination of net loss for the year.

(m) Government assistance

Government grants received by the Company are recorded when the funds have been received by the Company. Grants which are non-repayable are recorded using the cost reduction method. Grants which are repayable are recorded as liabilities.

(n) Net loss per common share

Basic loss per common share is calculated by dividing the net loss by the weighted average number of the Company's common shares outstanding during the year.

Diluted loss per common share is calculated by dividing the applicable net loss by the sum of the weighted average number of common shares outstanding and all additional common shares that would have been outstanding if potentially dilutive common shares had been issued during the year. The treasury stock method is used to compute the dilutive effect of options, warrants and similar instruments.

3. RESTRICTED CASH EQUIVALENTS AND RESTRICTED TERM DEPOSITS

Restricted cash equivalents and restricted term deposits are assigned as cash security against an outstanding letter of credit (note 8). Restricted term deposits of $2,815,520 held by the Company at March 31, 2007 mature at various dates ranging from May 7, 2007 to June 11, 2007. The restricted funds mature, and the letter of credit expired on March 31, 2007 at which date, current liabilities include $2,457,000 (2006 - nil) as settlement relating to such costs which may be paid using the funds held in restricted cash equivalents and restricted term deposits.

4. INVENTORIES

Inventories consist of the following:

	2007 $	2006 $
Raw materials (converters and equipment)	755,961	173,285
Raw materials (parts and supplies)	715,552	488,548
Finished goods (converters and transmitters)	127,786	140,074
Finished goods (cable equipment)	287,142	149,343
	1,886,441	951,250

5. DEFERRED DEVELOPMENT COSTS

Deferred development costs consist of the following:

	2007	2006
Balance, beginning of year	1,235,807	2,018,604
Less amortization for the year	(174,011)	(782,797)
Balance, end of year	1,061,796	1,235,807

The Company is continually assessing the viability of its projects under development. Included in amortization for fiscal 2007 is an amount of nil (2006 - $418,234) for projects costs written off as the projects were no longer being pursued.

The Company incurs research and development costs in order to develop new products for enhancing its sales. *Presently there is no project under development* and as such no costs are being capitalized. The other projects that have been successfully completed are being amortized based on accounting policies of the Company.

The completed projects being amortized are as follows:

	2007	2006
Completed Projects:		
V- Chip licensing	2,935,885	2,935,885
V- Chip development	785,834	785,834
R. F. technology	724,056	724,056
Idleaire project	491,203	491,203
Other	2,304,678	2,304,678
	7,241,656	7,241,656
Total costs capitalized	7,241,656	7,241,656
Less accumulated amortization	(6,179,860)	(6,005,849)
	1,061,796	1,235,807

6. **CAPITAL ASSETS**

Capital assets consist of the following:

	Cost $	Accumulated Amortization $	Net book value 2007 $	Cost $	Accumulated Amortization $	Net book value 2006 $
Land	939,000	-	939,000	939,000	-	939,000
Building	1,091,017	136,678	954,339	1,091,017	96,914	994,103
Equipment	837,282	501,519	335,763	792,205	427,032	365,173
Furniture and fixtures	56,591	48,049	8,542	55,965	45,992	9,973
Systems and Software	16,895	1,077	15,818	-	-	-
Net	2,940,785	687,323	2,253,462	2,878,187	569,938	2,308,249

The amortization of capital assets for fiscal 2007 is $117,385 (2006 - $109,748) of which $64,862 (2006 - $51,536) is included in cost of sales, $34,158 (2006 – $36,171) in selling, general and administrative expense and $18,365 (2006 – $22,041) in research and development expense on the consolidated statements of loss and deficit.

7. **V-CHIP LICENSE AND PATENTS**

V-Chip license and patents consist of the following:

	Cost $	Accumulated Amortization $	Net book value 2007 $	Net book value 2006 $
V-Chip license	15,290,000	7,868,800	7,421,200	8,348,800
Patents	34,915	16,432	18,483	20,537
	15,324,915	7,885,232	7,439,683	8,369,337

The amortization of the V-Chip license and patents in the amount of $929,654 (2006 - $929,654) is included in cost of sales on the consolidated statements of loss and deficit.

8. **BANK FACILITIES**

At March 31, 2007, the Company had available a bank overdraft facility in the amount of $2,000,000 (2006 – 2,000,000) of which up to U.S. $300,000 (2006 - U.S. $300,000) is available by way of U.S. dollar direct advances. Bank indebtedness at year end is nil (2006 - nil). Amounts advanced under the overdraft facility are payable on demand and bear interest at the bank's Canadian prime rate of 6.00% as at March 31, 2007 (2006 – 5.50%) plus 0.5% per annum. Amounts advanced in U.S. dollars under the overdraft facility are also payable on demand and bear interest at the bank's U.S. base rate of 8.25% as at March 31, 2007 (2006 – 7.75%) plus 0.5% per annum. Borrowings under these facilities are collateralized by a general assignment of book debts, a charge over inventories, a general security agreement over all assets, assignment of risk insurance, and security over cash and deposits of the Company and its subsidiaries, and the indemnity agreements with respect to issuance of standby letters of credit.

At March 31, 2007, the Company also had available a separate cash collateralized letter of credit facility in the amount of $2,500,000 (2006 - $2,500,000) in connection with the licensing arrangement described in note 17. At March 31, 2007, letters of credit amounting to US$2,425,533 (2006 - US$1,958,426) were issued under this credit facility.

9. **CAPITAL STOCK**

(i) The Company is authorized to issue unlimited shares without nominal or par value divided into common shares and preferred shares.

(ii) Common shares issued and outstanding:

	No. of Shares	Amount $
Balance as at March 31, 2006 and 2005	56,030,313	34,459,736
Issue of bonus shares (a)	15,000	21,750
Issue of shares in bought deal (b) and (c)	3,077,000	2,715,554
Balance as at March 31, 2007	59,122,313	37,197,040

(a) On October 15, 2006, the Company issued 15,000 common shares as bonus shares to one of its employees.

(b) On January 11, 2007, the Company issued 3,077,000 equity units for cash proceeds of $3,432,758 (net of cash issuance costs of $567,342) through public offering in a bought deal arrangement. Each unit consisted of one common share and one half of one common share purchase warrant. The common shares and share purchase warrants were assigned $2,715,554 and $629,694, respectively, based on their relative fair values. The remaining net proceeds of $87,510 were assigned to brokers' warrants (note 9 (iii)). The Company reserved 1,538,500 common shares for issuance upon exercise of the share purchase warrants.

(c) The Company has also reserved 184,620 common shares for issuance upon exercise of brokers' warrants (note 9 (iii)). Upon exercise of those warrants, their holders are entitled to be issued one common share and one half of one common share purchase warrant. Consequently, the Company has also reserved 92,310 common shares for issuance upon exercise of the share purchase warrants.

(iii) **Contributed surplus:**

	2007 $	2006 $
Balance, beginning of fiscal year	538,043	254,460
Additions during the year:		
Shares option cost (b) (c) and (d)	235,006	283,583
Warrants option cost (f)	629,694	-
Broker warrants option cost (f)	87,510	-
Balance, end of fiscal year	1,490,253	538,043

Stock options:

On September 25, 1998, the Board of Directors adopted a Stock Option Plan (the "Plan") as amended on September 18, 2003. The Plan provides for options to be granted to the benefit of employees, directors, officers and service providers of the Company.

The maximum number of common shares that may be issued under the Plan is limited to 7,055,700. The aggregate number of common shares reserved for issuance pursuant to options granted under the Plan and options granted under any other share compensation arrangement to any one participant shall not exceed 5% of the issued and outstanding common shares.

Options shall be granted for a term not exceeding 10 years, while the vesting period may fluctuate between options granted. The exercise price per stock option is based on the closing sale price of the shares of the Company on the Toronto Stock Exchange ("TSX") on the trading day immediately preceding the date the option is granted. If the shares of the Company were not traded on the trading day immediately preceding the date the option is granted, the exercise price is based on the weighted average trading price during the five trading days preceding the date the option is granted.

The outstanding stock options have expiry dates ranging from December 8, 2007 to October 15, 2010, with exercise prices ranging from $1.32 to $2.00. All options vested when they were granted unless indicated otherwise. The following is the continuity of common share stock options for which shares have been reserved:

	Options	Weighted Average Exercise Price $
Balance, March 31, 2005	668,065	1.79
Granted (a) (c) (e)	650,000	1.75
Expired (b) (c)	(250,000)	1.90
Balance, March 31, 2006	1,068,065	1.74
Granted (c)	450,000	1.41
Expired (d) (e)	(568,065)	1.80
Balance, March 31, 2007	950,000	1.55

The following table summarizes information about the common share stock options outstanding at March 31, 2007:

Exercise Price $	Options Outstanding #	Weighted Average Remaining Contractual life (in years)	Options Exercisable #
1.60	400,000	0.88	400,000
2.00	100,000	0.87	100,000
1.49	250,000	3.54	-
1.32	200,000	0.69	200,000
1.32 to 2.00	950,000	1.54	700,000

The weighted average price of options exercisable at March 31, 2007 is $1.58.

The following table summarizes information about the common share stock options granted during the year ended March 31, 2007:

Exercise Price	Options	Weighted Average Exercise Price $	Weighted Average Fair Value $
At market price on grant date (c)	250,000	1.49	0.68
At market price on grant date (c)	200,000	1.32	0.28
	450,000	1.41	0.50

The fair value of each option granted was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

	2007	2006
Risk free interest rate	4.03% to 4.06%	3.96%
Expected dividend yield	0%	0%
Expected volatility	50.9% to 57.2%	50.1% to 55.9%
Expected time until exercise, in years	.0.69 to 2.54	0.36 to 1.88

Compensation expense for stock options granted to directors (a) employees (c) and service providers (d) and (e) during the year amounted to $135,667 (2006 - $108,000), $52,839 (2006 - $26,000) and $46,500 (2006 - $111,750) respectively, and have been included in selling, general and administrative expense and credited to contributed surplus based on their fair values at their grant dates.

(a) *Stock options to directors:*

On February 15, 2006, the Company granted stock options to certain directors to purchase up to 400,000 common shares at an exercise price of $1.60 per share with an expiry date of February 15, 2008. These options shall vest as to one half immediately and as to the remaining one half on the date that is twelve months from the date of grant. These options remained unexercised at March 31, 2007.

In fiscal 2007, compensation expense for the above options amounted to $135,667 (2006 - $114,833).

(b) Stock options to Century Communications:

On September 18, 2003 the Company granted Century Communications options to acquire 100,000 common shares at an exercise price of $2.00 and another option to acquire 50,000 common shares at an exercise price of $1.50 per share with an expiry date of September 18, 2005. The first grant of 100,000 options vested 50% on the date of grant and the remaining 50% on the date one year after the date of grant. The second grant of 50,000 options vested on the date of grant. These options expired unexercised during fiscal 2006.

(c) Stock options to employees:

On September 18, 2003, the Company granted an executive options to acquire 100,000 common shares at an exercise price of $2.00 per share with all options expiring on September 18, 2005. These options vested 50% on the date of grant and the remaining 50% one year after the date of grant. These options expired unexercised during fiscal 2006.

On February 10, 2006 the Company granted an executive option to acquire 100,000 common shares at an exercise price of $2.00 per share with an expiry date of February 10, 2008. These options shall vest as to one half immediately and one half on February 11, 2007. These options remained unexercised at March 31, 2007.

On October 15, 2006, the Company granted an executive options to acquire 250,000 common shares at an exercise price of $1.49 per share with all options expiring on October 15, 2010. These options shall vested as to one third on each of the 12, 24 and 36 month anniversaries of the date of grant.

On December 8, 2006, the Company granted executives options to acquire 200,000 common shares at an exercise price of $1.32 per share with an expiry date of December 8, 2007. These options vested on March 31, 2007 and remained unexercised at March 31, 2007.

In fiscal 2007, compensation expense for the above options amounted to $52,839 (2006 - $34,125).

(d) Stock options to consultant:

On October 2, 2003, the Company granted a consultant options to acquire 300,000 common shares at an exercise price of $1.04 per share expiring on September 19, 2006. The options shall vest as to 50,000 optioned shares for each US$1,000,000 sales revenue received in cash by the Company during the option term. 100,000 of the options were vested as at March 31, 2005 and based on the agreement 181,935 of such options have expired as at September 15, 2004. The remaining 118,065 options expired unexercised during fiscal 2007.

On September 15, 2004, the Company granted Acumen Capital Finance Partners Limited, a consultant, options to acquire 300,000 common shares at an exercise price of $2.00 per share expiring on September 15, 2006. The options shall vest as to 1/8th on completion of each quarter from the date of the grant. These options expired unexercised during fiscal 2007.

In fiscal 2007, compensation expense for the above options amounted to $46,500 (2006 - $91,125).

(e) **Stock options to Cavalcanti Hume Funfer Inc.:**

On February 10, 2006, the Company granted Cavalcanti Hume Funfer Inc. options to acquire 150,000 common shares at an exercise price of $2.00 per share. These options shall vest immediately and have an expiry date of August 10, 2006. These options expired unexercised during fiscal 2007.

In fiscal 2007, compensation expense for the above options amounted to nil (2006 - $43,500).

(f) **Issue of warrants**

On January 11, 2007, the Company issued 3,077,000 equity units in a bought deal financing. Each unit consisted of one common share and one half common share purchase warrant. The warrants vest immediately, have an exercise price of $1.60 per share and expire 18 months from the date of issue. The share purchase warrants were assigned $629,694 of the net proceeds based on their fair value, determined using a Black-Scholes model, relative to the fair value of the common shares issued. The following assumptions were used to determine the fair value of the warrants: risk free interest rate of 4.06%, expected dividend yield of 0%, expected volatility of 56.2%, and expected time until exercise of 1.5 years.

On January 11, 2007, the Company also issued 184,620 broker warrants. The warrants vest immediately and have an exercise price of $1.30 and expire 12 months from the date of issue. Upon the exercise of the warrants, their holders are entitled to be issued one common share and one half of one common share purchase warrant. The fair value of the broker warrants of $87,510 was determined using a Black-Scholes model and was recorded as the bought deal issuance cost, decreasing the net proceeds of the financing attributable to the equity units issued, and increasing contributed surplus. The following assumptions were used to determine the fair value of the warrants: risk free interest rate of 4.06%, expected dividend yield of 0%, expected volatility of 56.2%, and expected time until exercise of 1 year.

10. SEGMENTED INFORMATION

The Company designs, manufactures, and supplies electronic products for customers in CATV, multimedia and consumer electronic industries, which, in aggregate, form the cable television business. It is also involved in offering V-Chip license to TV manufacturers who are shipping television sets which include V-Chip technology to Canada and the United States of America. The Company manages its operations under one segment, which provides products to the cable television business. Operating expenses are managed at the total Company level by major type of expense category and as such are not allocated to the major revenue generating products. This represents the manner in which Company is organized and managed for assessing performance and making resource allocation decisions.

The following table shows certain information with respect to product line revenues:

	2007 $	2006 $
V-Chip licensing and decoder	3,220,716	2,525,719
Converters and transmitters	48,050	757,159
Cable equipment	5,574,643	3,306,411
Others	708,545	201,805
	9,551,954	6,791,094

A summary of revenue segmented to the customers' country of residence is as follows:

	2007 $	2006 $
Canada	5,705,470	2,519,529
United States	1,474,603	2,389,210
Japan	1,351,951	800,974
South Korea and Taiwan	682,141	413,699
West Indies	2,966	46,425
Middle East	-	113,334
Others	334,823	507,923
	9,551,954	6,791,094

Assets are maintained only in Canada, and all expenses are incurred out of the Company's headquarters in Canada. In fiscal 2007, there was one (2006-three) customer from each of whom the Company derived more then 10% of its total revenue. Revenue from this customer in fiscal 2007 was approximately $3,200,000 (2006 - $900,000, and $800,000 and $700,000).

11. RESEARCH AND DEVELOPMENT

Research and development expenses consist of the following:

	2007 $	2006 $
Research and development costs incurred during the year	494,763	450,642
Investment tax credit utilized	-	(1,142,544)
Amortization of deferred development costs	174,011	782,797
Net research and development expense	668,774	90,895

12. GOVERNMENT ASSISTANCE

The Company had received government grants totaling $495,000 which are repayable beginning in fiscal 2005 at a specified percentage of revenue. The grants are unsecured and interest free (unless required repayments have become overdue in which case interest is charged at an annual rate of 12.68%).

13. MORTGAGE PAYABLE

Mortgage payable consists of the following:

	2007 $	2006 $
Mortgage payable on land and building (note 6), bearing variable interest at the CIBC prime rate less 0.5%, due December 12, 2008 with repayments of $15,000 monthly including principal and interest	600,238	733,824
Less current portion	(142,497)	(134,580)
	457,741	599,244

The aggregate amount of principal repayments required in each of the next four fiscal years is as follows:

	$
2008	142,497
2009	152,799
2010	163,844
2011	141,098
	600,238

Mortgage interest expense recorded in the consolidated statement of loss and deficit is $ 42,399 (2006- $53,444).

14. RELATED PARTY TRANSACTIONS

These transactions have been conducted at normal commercial terms and conditions.

(a) During fiscal 1999, $140,000 was advanced to a director of the Company of which nil (2006 - $2,199) is still outstanding and is included in accounts receivable. The advances were unsecured, non-interest bearing and due on demand.

(b) During fiscal 2007, the Company paid one of its directors $106,250 (2006 - $90,000) for technical consulting services. These amounts are included in selling, general and administrative expense and recorded at the exchange amount which is the amount agreed upon between the parties.

15. INCOME TAXES

The provision for income taxes differs from that which would be obtained by applying the statutory income tax rate as a result of the following:

	2007 $	2006 $
Loss before income taxes	(3,967,281)	(1,596,343)
Statutory tax rate	36.12%	36.12%
Income tax expense (recovery) at statutory tax rate	(1,432,982)	(576,599)
Adjustments thereon for the effect of:		
Permanent differences	11,279	132,356
Unutilized foreign tax credits	231,755	-
Losses and other temporary differences not recognized	1,421,703	2,017,921
Other	-	(320,152)
Provision for income taxes	231,755	1,253,526

During fiscal 2006, the Company completed an internal reorganization that resulted in a capital gain being realized for tax purposes. The reason for this reorganization was to utilize non-capital loss carryforwards and federal investment tax credits due to expire. As a result, a significant portion of the Company's future income tax assets is now reflected in the high tax value of intangible assets.

In 2007, the reduction in the future tax assets relating to the intangible assets resulted from a correction to the tax basis of the license. Since the benefit of the future tax assets is not recognized, the adjustment did not impact the tax provision in the year but is reflected in an increase in the valuation allowance.

Further, the reorganization created $1.2 million of federal taxes payable before the application of federal investment and foreign tax credits. The application of $1.1 million of federal investment tax credits was included in loss before income taxes and thus did not reduce the provision for income taxes in fiscal 2006.

The future income tax assets (liabilities) is represented by the following:

	2007 $	2006 $
Federal non-capital loss carryforwards	771,883	322,406
Ontario non-capital loss carryforwards	547,157	245,153
Capital assets and V-Chip license and patents	2,593,981	7,560,795
Scientific research and experimental development	163,415	320,842
Corporate minimum tax credit balance	44,184	59,016
Customer deposits	32,599	-
Share issue costs	154,317	-
Gross future income tax assets	4,307,536	8,508,212
Less valuation allowance	(4,307,536)	(8,145,992)
Net future income tax assets	-	362,220
Deferred development costs	-	-
Net future liabilities on federal ITC's used in the year		(362,220)
Future income tax assets, net	-	-

As at March 31, 2007, the Company has federal and provincial non-capital loss carryforwards of approximately $3.7 million.

The loss carry forwards expire as follows:

	$
2009	55,993
2010	289,878
2014	292,938
2015	138,453
2026	831
2027	3,130,173
	3,908,266

At March 31, 2007, the Company also has undeducted scientific research and experimental development expenses of approximately $0.4million that can be carried forward indefinitely.

16 CONSOLIDATED STATEMENTS OF CASH FLOWS

The consolidated statements of cash flows include the following:

	2007 $	2006 $
Cash paid for interest expense	66,002	53,444
Cash received from interest income	177,250	197,472
Cash paid for income taxes	356,393	115,302

17. CONTINGENCIES AND COMMITMENTS

Under the terms of the Company's licensing arrangement, the Company is required to pay for a portion of legal expenses incurred by a licensee in defending patent infringement claims relating to the technology licensed from the Company. The cumulative amount of legal costs that the Company is obligated to pay is capped at 46% of the cumulative royalty revenue the Company has earned (from a certain specific TV manufacturer) from the licensing arrangement which at March 31, 2007 amounts to US$2,425,533 (2005-US$1,958,426) and is collateralized by a letter of credit provided by the Company's bank (Notes 3 and 8). Subsequent to year end US$2,100,000 was paid as settlement of claim for which a provision was recorded based on the information provided by the licensee.

As at March 31, 2007, a possibility exists that the licensee has incurred additional legal costs. However, no additional amounts have been claimed from the Company, occurrence of such claims could not be determined and no additional provisions have been recorded. As at March 31, 2007, the amount at risk is US$425,000.

18. NET LOSS PER COMMON SHARE

Net loss per common share consists of the following:

	2007 $	2006 $
Loss for the year – basic and diluted	(4,199,036)	(2,849,869)
Weighted average number of common shares outstanding during the year - basic	56,703,157	56,030,313
- diluted*	56,703,157	56,030,313
Net loss per share - basic and diluted	(0.07)	(0.05)

*Diluted weighted average number of common shares outstanding at March 31, 2007 is 56,736,933. For purpose of calculating the 2007 diluted loss per share, the basic weighted average number of common shares is used.

19. FINANCIAL INSTRUMENTS

(i) Fair values

The fair values of cash and cash equivalents, interest bearing deposits, restricted term deposits, accounts receivable, income taxes recoverable, accounts payable and accrued liabilities, customers' deposits, government grants payable and mortgage payable approximate their carrying values. In management's opinion, the Company is not exposed to significant interest risks arising from these consolidated financial instruments.

(ii) Concentration of credit risk
Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of accounts receivable. With respect to accounts receivable, the Company performs periodic credit evaluations of the financial condition of its customers and does not require collateral from them. Management assesses the need for allowances for potential credit losses by considering the credit risk of specific customers, historical trends and other information.

As at March 31, 2007, accounts receivable from two significant customers accounted for 43.0% (2006 - three customers - 58.3%) of the accounts receivable year end balance.

(iii) Foreign currency
A significant portion of the Company's sales is denominated in U.S. dollars. The Company uses the revenue stream in U.S. dollars to offset the foreign exchange risk related to expenses denominated in U.S. dollars. The Company has not entered into hedging instruments in 2007 and 2006 to offset the risk related to fluctuations of the exchange rate between the U.S. and Canadian dollars from the date of sales transaction to the collection date due to the short-term nature of this exposure.

20. LEGAL CLAIMS FILED BY TRI-VISION

During the year, the Company announced that all outstanding infringement claims outlined in its statement of claim issued against Jutan Limited Partnership, now known as the Redmond Group of Companies LP of Mississauga, have been resolved to the satisfaction of the Company. The Company's legal litigation firm, Lerners LLP, is in the process of discontinuing all actions in the Federal Court of Canada. The Company, as a last resort, had initiated legal claims against five companies: Toshiba, Thomson, Best Buy, The Brick and Jutan. All claims have now been successfully concluded to Tri-Vision's satisfaction. While details of the settlements remain confidential, the agreements did include compensation for past infringement. There are no other legal claims outstanding.

21. SUBSEQUENT EVENT

Subsequent to year end, the Company entered into an acquisition agreement with Wi-LAN. Pursuant to the agreement, each Tri-Vision common share will be exchanged for a fraction of a Wi-LAN common share, determined as $1.72 divided by the volume weighted average trading price of the Wi-LAN common shares on the TSX for 10 randomly selected days within the 20 trading days preceding closing of the transaction, provided that the exchange ratio will not exceed .2920 or be less then .2642 common shares of WI-LAN for each common share of Tri-Vision.

Under the agreement, Tri-Vision becomes a wholly-owned subsidiary of Wi-LAN. The agreement provides for the payment of certain termination fees by Tri-Vision and Wi-LAN in certain circumstances. It is a condition of the completion of the transaction that Tri-Vision shall have acquired the V-chip patents, certain rights of which are currently licensed to Tri-Vision, from a company controlled by Tri-Vision Chairman, Tim Collings. Subject to regulatory approval and completion of the Wi-LAN merger transaction, Tri-Vision has agreed to issue 1,077,693 common shares in consideration for the transfer of these patents.

The transaction is subject to regulatory approvals and was approved by at least two thirds of the votes cast at a meeting of Tri-Vision shareholders held on June 28, 2007, as well as a majority of the votes cast at that meeting by the disinterested shareholders. The transaction is expected to be completed by early July 2007.

Wi-LAN Inc.'s unaudited pro forma consolidated statements of operations for the year ended October 31, 2006 and the nine months ended July 31, 2007, together with notes thereto.

Wi-LAN Inc.
Pro Forma Consolidated Statements of Operations
For the year ended October 31, 2006
(Unaudited)
(in thousands of Canadian dollars, except per share amounts)

	Wi-LAN ılve months ended October 31, 2006	Tri-Vision ılve months ended eptember 30, 2006	Pro Forma Adjustments	Notes	Pro Forma Consolidated
Licensing revenues	$ 2,108	$ 1,509			$ 3,617
Other revenues	-	4,527			4,527
Total revenues	2,108	6,036	-		8,144
Cost of sales	-	(5,164)	990	1)/2)	(4,174)
Operating and SG&A expenses	(5,721)	(3,820)	36	2)	(9,505)
R&D expense	-	(14)	697	2)	683
Depreciation & amortization	(676)	-	(11,157)	1)/2)	(11,833)
Settlement	9,635	-			9,635
Gain on debt settlement	2,919	-			2,919
Gain on sale of property	1,145	-			1,145
Other income	29	-			29
Earnings before the following	9,439	(2,962)	(9,434)		(2,957)
Interest income	219	205			424
Interest expense	(97)	(51)			(148)
Foreign exchange gain/(loss)	-	(77)			(77)
Earnings/(loss) from continuing operations before ta	9,561	(2,885)	(9,434)		(2,758)
Provision for income tax (expense)/recovery	16,726	(1,245)	2,858	3)	18,339
Earnings/(loss) from continuing operations	26,287	(4,130)	(6,576)		15,581
Loss from discontinued operations	(12,178)	-			(12,178)
Net earnings/(loss)	$ 14,109	$ (4,130)	$ (6,576)		$ 3,403
Earnings per share					
Continuing operations					
Basic	$ 0.54				$ 0.24
Diluted	$ 0.54				$ 0.23
Discontinued operations					
Basic	$ (0.25)				$ (0.18)
Diluted	$ (0.25)				$ (0.18)
Net earnings/(loss)					
Basic	$ 0.29				$ 0.05
Diluted	$ 0.29				$ 0.05
Weighted average number of shares					
Basic	48,447,178		17,649,212	4)	66,096,390
Diluted	48,777,982		17,649,212	4)	66,427,194

Wi-LAN Inc.
Pro Forma Consolidated Statements of Operations
For the nine months ended July 31, 2007
(Unaudited)
(in thousands of Canadian dollars, except per share amounts)

	Wi-LAN ine months ended July 31, 2007	Tri-Vision ght months ended June 28, 2007	Pro Forma Adjustments	Notes	Pro Forma Consolidated
Licensing revenues	$ 54,101	$ 2,139			$ 56,240
Other revenues	-	5,355			5,355
Total revenues	54,101	7,494	-		61,595
Cost of sales	-	(5,718)	663	1),2)	(5,055)
Operating and SG&A expenses	(9,229)	(6,532)	23	2)	(15,738)
R&D expense	-	(1,465)	117	2)	(1,348)
Depreciation & amortization	(3,830)	-	(7,092)	1),2)	(10,922)
Earnings before the following	41,042	(6,221)	(6,288)		28,533
Interest income	2,070	177			2,247
Interest expense	-	(37)			(37)
Foreign exchange gain/(loss)	-	(66)			(66)
Earnings/(loss) from continuing operations before ta	43,112	(6,147)	(6,288)		30,677
Provision for income tax (expense)/recovery	(16,726)	(163)	2,143	3)	(14,746)
Net earnings/(loss)	26,386	(6,309)	(4,145)		15,931
Earnings per share					
Basic	$ 0.36				$ 0.18
Diluted	$ 0.35				$ 0.18
Weighted average number of shares					
Basic	72,546,484		15,580,440	4)	88,126,924
Diluted	75,171,518		15,580,440	4)	90,751,958

(thousands of Canadian dollars, except share and per share amounts, unless otherwise stated)

1. BASIS OF PRESENTATION

On June 29, 2007, the Company acquired Tri-Vision International Ltd./Ltée ("Tri-Vision"), including its wholly-owned subsidiaries, Tri-Vision Electronics Inc. and Tri-Vision Electronics 2006 Inc., by way of amalgamation with its wholly-owned subsidiary, Wi-LAN V-chip Corp. (formerly Wi-LAN Acquisition Inc.).

The Company issued 17,649,212 common shares of Wi-LAN Inc. valued at $90,212 and reserved an additional 517,696 common shares in exchange for outstanding Tri-Vision warrants valued at $842. In addition, the Company has incurred approximately $1,511 in transaction costs and expects to incur approximately $1,337 in restructuring costs related to its plan to sell Tri-Vision's cable television products and distribution business.

This pro forma financial information reflects the fiscal year ended October 31, 2006 and nine months ended July 31, 2007 for Wi-LAN, together with the twelve months ended September 30, 2006 and the eight months ended June 28, 2007 for Tri-Vision. An eight month period was used because Wi-LAN's results for the nine months ended July 31, 2007 already include one month's results of Tri-Vision from the date of acquisition on June 29, 2007 to July 31, 2007. To derive the results for the twelve months ended September 30, 2006 for Tri-Vision, the unaudited consolidated results of operations of Tri-Vision for the six months ended September 30, 2006 were added to the audited consolidated results of operations for the year ended March 31, 2006 and the unaudited consolidated results for the six months ended September 30, 2005 were deducted. To derive the results of the eight months ended June 30, 2007, the unaudited consolidated results of operations of Tri-Vision for the three months ended June 29, 2007 were added to the audited consolidated results of operations for the year ended March 31, 2007 and the unaudited results for the seven months ended October 31, 2006 were deducted. As such, the financial statements of Tri-Vision used to prepare the pro forma financial information do not conform to the financial statements of Tri-Vision included elsewhere in this business acquisition report.

The pro forma financial information has been prepared based on Canadian generally accepted accounting principles but does not include all of the information required for annual or interim financial statements. Accordingly, it should be read in conjunction with the most recent annual or interim financial statements of Wi-LAN and Tri-Vision, including the notes thereto.

The pro forma financial information is presented as if the transaction had taken place at November 1, 2005. The accounting policies used in the preparation of this pro forma financial information are consistent with those used in the preparation of Wi-LAN's audited consolidated financial statements for the year ended October 31, 2006. Management has determined that no significant adjustments are required to conform Tri-Vision's financial information with the accounting policies used by Wi-LAN.

The unaudited pro forma financial information is presented for illustrative purposes only and is not necessarily indicative of the results that actually would have been achieved if the transaction had been completed on the dates indicated or the results that may be obtained in

the future. In preparing the unaudited pro forma consolidated statements of operations, no adjustments have been made to reflect the operating synergies that may result from combining the operations of the two companies.

2. ACQUISITION OF TRI-VISION

The preliminary purchase price allocation is as follows:

Total consideration paid comprises	
Issued common shares	90,212
Warrants	842
Estimated transaction costs	1,511
Estimated restructuring costs	1,337
Total consideration as at the date of acquisition	93,902
Net identifiable assets acquired	
Cash and cash equivalents	5,782
Accounts receivable	1,497
Prepaid expenses and other	515
Assets held for sale	3,308
Furniture & equipment	6
Patents and other intangibles	93,264
Accounts payable and other	(1,877)
Mortgage payable related to assets held for sale	(555)
Future income taxes	(25,721)
Fair value of net assets acquired	76,219
Goodwill, the excess of consideration paid over the fair value of net indentifiable assets acquired	17,683

The purchase price is still preliminary as it includes a number of estimates. The Company has engaged a major independent accounting firm to assist in determining the fair value of intangibles acquired and has accounted for the acquisition based in part on the results of the preliminary valuation report. Management has also made estimates of restructuring amounts for which payments have not yet been made and estimates of the net realizable value of assets acquired that are held for sale. Management has also made preliminary estimates of future income taxes related to the acquisition and the value of tax loss carryforwards. Any difference in the final amounts related to the above estimates could result in a change to the final purchase price allocation, including the carrying value of patents and other intangibles, goodwill and future income taxes.

3. PRO FORMA ASSUMPTIONS AND ADJUSTMENTS

The following adjustments have been made to reflect the transaction described above:

1) Record amortization of patents and other intangibles acquired on a straight-line basis over a period of nine years, and reverse amortization of patents and other intangibles recorded in the accounts of Tri-Vision.
2) Reclass depreciation & amortization that is included in cost of sales, sales, general & administration expense, and research & development expense in Tri-Vision's financial statements.
3) Record a recovery of future income taxes related to amortization of the patents and other intangibles recorded in 1) above.

4) Record the 17,649,212 common shares issued to effect the acquisition of Tri-Vision as if they had been outstanding for the entire period. For the nine-month period ended July 31, 2007, a weighted average has been applied to recognize that Wi-LAN's weighted average number of shares outstanding for this period already included a weighting for these shares having been outstanding for the period June 29, 2007 to July 31, 2007. The warrants issued to warrant holders of Tri-Vision, and options issued to Tri-Vision employees, were not included in the diluted earnings per share calculation because their effect would have been anti-dilutive.

SHAREHOLDER RIGHTS PLAN AGREEMENT

DATED AS OF

MARCH 21, 2005

BETWEEN

WI-LAN INC.

AND

COMPUTERSHARE TRUST COMPANY OF CANADA

AS RIGHTS AGENT

SHAREHOLDER RIGHTS PLAN AGREEMENT

TABLE OF CONTENTS

SHAREHOLDER RIGHTS PLAN AGREEMENT

MEMORANDUM OF AGREEMENT, dated as of March 21, 2005 between Wi-LAN Inc. ("the Corporation") a corporation incorporated under the *Business Corporations Act* (Alberta), and Computershare Trust Company of Canada, a trust company incorporated under the laws of Canada (the "Rights Agent");

WHEREAS in order to implement the adoption of a shareholder rights plan as established by this Agreement, the Board of Directors of the Corporation has:

(a) authorized the issuance, effective at 12:01 a.m. (Calgary time) on the Effective Date (as hereinafter defined), of one Right (as hereinafter defined) in respect of each Common Share (as hereinafter defined) outstanding at 12:01 a.m. (Calgary time) on the Effective Date (the "Record Time"); and

(b) authorized the issuance of one Right in respect of each Common Share of Wi-LAN Inc. issued after the Record Time and prior to the earlier of the Separation Time (as hereinafter defined) and the Expiration Time (as hereinafter defined);

AND WHEREAS each Right entitles the holder thereof, after the Separation Time, to purchase securities of the Corporation pursuant to the terms and subject to the conditions set forth herein;

AND WHEREAS the Corporation desires to appoint the Rights Agent to act on behalf of the Corporation and the holders of Rights, and the Rights Agent is willing to so act, in connection with the issuance, transfer, exchange and replacement of Rights Certificates (as hereinafter defined), the exercise of Rights and other matters referred to herein;

NOW THEREFORE, in consideration of the premises and the respective covenants and agreements set forth herein, and subject to such covenants and agreements, the parties hereby agree as follows:

ARTICLE 1 - INTERPRETATION

1.1 Certain Definitions

For purposes of this Agreement, the following terms have the meanings indicated:

(a) **"Acquiring Person"** shall mean any Person who is the Beneficial Owner of 20 per cent or more of the outstanding Voting Shares of any class; provided, however, that the term "Acquiring Person" shall not include:

(i) the Corporation or any Subsidiary of the Corporation; or

(ii) any Person who becomes the Beneficial Owner of 20 per cent or more of the outstanding Voting Shares of any class as a result of one or any combination of (A) a Voting Share Reduction, (B) Permitted Bid Acquisitions, (C) an Exempt Acquisition or (D) Pro Rata Acquisitions;

provided, however, that if a Person becomes the Beneficial Owner of 20 per cent or more of the outstanding Voting Shares of any class by reason of one or any combination of the operation of Paragraphs (A), (B), (C) or (D) above and such Person's Beneficial Ownership of Voting Shares of that class thereafter increases by more than 1.0% of the number of Voting Shares of that class outstanding (other than pursuant to one or any combination of a Voting Share Reduction, a Permitted Bid Acquisition, an Exempt Acquisition or a Pro Rata Acquisition), then as of the date such Person becomes the Beneficial Owner of such additional Voting Shares of that particular class, such Person shall become an "Acquiring Person";

(iii) for a period of ten days after the Disqualification Date (as defined below), any Person who becomes the Beneficial Owner of 20% or more of the outstanding Voting Shares of any class as a result of such Person becoming disqualified from relying on Clause 1.1(f)(v) solely because such Person or the Beneficial Owner of such Voting Shares is making or has announced an intention to make a Take-over Bid, either alone or by acting jointly or in concert with any other Person. For the purposes of this definition, "Disqualification Date" means the first date of public announcement that any Person is making or has announced an intention to make a Take-over Bid;

(iv) an underwriter or member of a banking or selling group that becomes the Beneficial Owner of 20% or more of the Voting Shares of any class in connection with a distribution of securities of the Corporation; or

(v) a Person (a "Grandfathered Person") who is the Beneficial Owner of 20% or more of the outstanding Voting Shares of any class of the Corporation determined as at the Record Time, provided, however, that this exception shall not be, and shall cease to be, applicable to a Grandfathered Person in the event that such Grandfathered Person shall, after the Record Time, become the Beneficial Owner of additional Voting Shares of the Corporation of that class that increases its Beneficial Ownership of Voting Shares of that class by more than 1% of the number of Voting Shares of that class outstanding as at the Record Time (other than pursuant to one or any combination of a Voting Share Reduction, a Permitted Bid Acquisition, an Exempt Acquisition or a Pro Rata Acquisition);

(b) **"Affiliate"**: when used to indicate a relationship with a Person means a Person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such specified Person;

(c) **"Agreement"** shall mean this shareholder rights plan agreement dated as of March 21, 2005 between the Corporation and the Rights Agent, as amended or supplemented from time to time; "hereof", "herein", "hereto" and similar expressions mean and refer to this Agreement as a whole and not to any particular part of this Agreement;

(d) **"annual cash dividend"** shall mean cash dividends paid in any fiscal year of the Corporation, to the extent that such cash dividends do not exceed, in the aggregate, the greatest of:

(i) 200 per cent of the aggregate amount of cash dividends declared payable by the Corporation on its Common Shares in its immediately preceding fiscal year;

(ii) 300 per cent of the arithmetic mean of the aggregate amounts of the annual cash dividends declared payable by the Corporation on its Common Shares in its three immediately preceding fiscal years; and

(iii) 100 per cent of the aggregate consolidated net income of the Corporation, before extraordinary items, for its immediately preceding fiscal year;

(e) **"Associate"** means, when used to indicate a relationship with a specified Person, a spouse of that Person, any Person of the same or opposite sex with whom that Person is living in a conjugal relationship outside marriage, a child of that Person or a relative of that Person if that relative has the same residence as that Person;

(f) A Person shall be deemed the **"Beneficial Owner"** of, and to have **"Beneficial Ownership"** of, and to **"Beneficially Own"**,

(i) any securities as to which such Person or any of such Person's Affiliates or Associates is the owner at law or in equity;

(ii) any securities as to which such Person or any of such Person's Affiliates or Associates has the right to become the owner at law or in equity (where such right is exercisable within a period of 60 days, and whether or not on condition or the happening of any contingency or the making of any payment) pursuant to any agreement, arrangement, pledge or understanding, whether or not in writing (other than (x) customary agreements with and between underwriters and/or banking group members and/or selling group members with respect to a public offering or private placement of securities and (y) pledges of securities in the ordinary course of business), or upon the exercise of any conversion right, exchange right, share purchase right (other than the Rights), warrant or option; or

(iii) any securities which are Beneficially Owned within the meaning of Clauses 1.1(f)(i) and (ii) by any other Person with whom such Person is acting jointly or in concert;

provided, however, that a Person shall not be deemed the **"Beneficial Owner"** of, or to have **"Beneficial Ownership"** of, or to **"Beneficially Own"**, any security:

(iv) where such security has been, or has been agreed to be, deposited or tendered pursuant to a Lock-up Agreement, or is otherwise deposited or tendered, to any Take-Over Bid made by such Person, made by any of

such Person's Affiliates or Associates or made by any other Person acting jointly or in concert with such Person until such deposited or tendered security has been taken up or paid for, whichever shall first occur;

(v) where such Person, any of such Person's Affiliates or Associates or any other Person acting jointly or in concert with such Person holds such security provided that:

(A) the ordinary business of any such Person (the "Investment Manager") includes the management of investment funds for others (which others, for greater certainty, may include or be limited to one or more employee benefit plans or pension plans) and such security is held by the Investment Manager in the ordinary course of such business in the performance of such Investment Manager's duties for the account of any other Person (a "Client") including non-discretionary accounts held on behalf of a Client by a broker or dealer appropriately registered under applicable law;

(B) such Person (the "Trust Company") is licensed to carry on the business of a trust company under applicable laws and, as such, acts as trustee or administrator or in a similar capacity in relation to the estates of deceased or incompetent Persons (each an "Estate Account") or in relation to other accounts (each an "Other Account") and holds such security in the ordinary course of such duties for the estate of any such deceased or incompetent Person or for such Other Accounts;

(C) such Person is established by statute for purposes that include, and the ordinary business or activity of such Person (the "Statutory Body") includes, the management of investment funds for employee benefit plans, pension plans, insurance plans or various public bodies;

(D) such Person (the "Administrator") is the administrator or trustee of one or more pension funds or plans (a "Plan"), or is a Plan, registered under the laws of Canada or any Province thereof or the laws of the United States of America or any State thereof; or

(E) such Person (the "Crown Agent") is a Crown agent or agency;

provided, in any of the above cases, that the Investment Manager, the Trust Company, the Statutory Body, the Administrator, the Plan or the Crown Agent, as the case may be, is not then making a Take-over Bid or has not then announced an intention to make a Take-over Bid alone or acting jointly or in concert with any other Person, other than an Offer to Acquire Voting Shares or other securities (x) pursuant to a distribution by

the Corporation (y) by means of a Permitted Bid or (z) by means of ordinary market transactions (including prearranged trades entered into in the ordinary course of business of such Person) executed through the facilities of a stock exchange or organized over-the-counter market;

(vi) where such Person is (A) a Client of the same Investment Manager as another Person on whose account the Investment Manager holds such security, (B) an Estate Account or an Other Account of the same Trust Company as another Person on whose account the Trust Company holds such security or (C) a Plan with the same Administrator as another Plan on whose account the Administrator holds such security;

(vii) where such Person is (A) a Client of an Investment Manager and such security is owned at law or in equity by the Investment Manager, (B) an Estate Account or an Other Account of a Trust Company and such security is owned at law or in equity by the Trust Company or (C) a Plan and such security is owned at law or in equity by the Administrator of the Plan; or

(viii) where such Person is a registered holder of such security as a result of carrying on the business of, or acting as a nominee of, a securities depositary;

(g) **"Board of Directors"** shall mean the board of directors of the Corporation or any duly constituted and empowered committee thereof;

(h) **"Business Day"** shall mean any day other than a Saturday, Sunday or a day on which banking institutions in Calgary are authorized or obligated by law to close;

(i) **"Business Corporations Act"** shall mean the *Business Corporations Act* (Alberta), c. B-9 and the regulations made thereunder and any comparable or successor laws or regulations thereto;

(j) **"Canadian Dollar Equivalent"** of any amount which is expressed in United States Dollars means, on any date, the Canadian dollar equivalent of such amount determined by multiplying such amount by the U.S. - Canadian Exchange Rate in effect on such date;

(k) **"close of business"** on any given date shall mean the time on such date (or, if such date is not a Business Day, the time on the next succeeding Business Day) at which the principal transfer office in Calgary of the transfer agent for the Common Shares of the Corporation (or, after the Separation Time, the principal transfer office in Calgary of the Rights Agent) is closed to the public;

(l) **"Common Shares"** shall mean the common shares in the capital of the Corporation;

(m) **"Competing Permitted Bid"** means a Take-over Bid that:

(i) is made after a Permitted Bid has been made and prior to the expiry of the Permitted Bid;

(ii) satisfies all components of the definition of a Permitted Bid other than the requirements set out in Clause 1.1(ii)(ii)(A) of the definition of a Permitted Bid; and

(iii) contains, and the take-up and payment for securities tendered or deposited is subject to, an irrevocable and unqualified condition that no Voting Shares will be taken up or paid for pursuant to the Take-over Bid prior to the close of business on a date that is no earlier than the later of: (A) the 60th day after the date on which the earliest Permitted Bid which preceded the Competing Permitted Bid was made; and (B) 35 days after the date of the Take-over Bid constituting the Competing Permitted Bid;

(n) **"controlled"** a Person is "controlled" by another Person or two or more other Persons acting jointly or in concert if:

(i) in the case of a body corporate, securities entitled to vote in the election of directors of such body corporate carrying more than 50% of the votes for the election of directors are held, directly or indirectly, by or for the benefit of the other Person or Persons and the votes carried by such securities are entitled, if exercised, to elect a majority of the board of directors of such body corporate; or

(ii) in the case of a Person which is not a body corporate, more than 50% of the voting or equity interests of such entity are held, directly or indirectly, by or for the benefit of the other Person or Persons;

and "controls", "controlling" and "under common control with" shall be interpreted accordingly;

(o) **"Co-Rights Agents"** shall have the meaning ascribed thereto in Subsection 4.1(a);

(p) **"Disposition Date"** shall have the meaning ascribed thereto in Subsection 5.1(h);

(q) **"Dividend Reinvestment Acquisition"** shall mean an acquisition of Voting Shares of any class pursuant to a Dividend Reinvestment Plan;

(r) **"Dividend Reinvestment Plan"** means a regular dividend reinvestment or other plan of the Corporation made available by the Corporation to holders of its securities and to holders of securities of a Subsidiary of the Corporation, where such plan permits the holder to direct that some or all of:

(i) dividends paid in respect of shares of any class of the Corporation or a Subsidiary;

(ii) proceeds of redemption of shares of the Corporation or a Subsidiary;

(iii) interest paid on evidences of indebtedness of the Corporation or a Subsidiary; or

(iv) optional cash payments;

be applied to the purchase from the Corporation of Common Shares;

(s) **"Election to Exercise"** shall have the meaning ascribed thereto in Subsection 2.2(d);

(t) **"Effective Date"** shall mean March 21, 2005;

(u) **"Exempt Acquisition"** means a share acquisition in respect of which the Board of Directors has waived the application of Section 3.1 pursuant to the provisions of Subsection 5.1(a) or (h);

(v) **"Exercise Price"** shall mean, as of any date, the price at which a holder may purchase the securities issuable upon exercise of one whole Right which, until adjustment thereof in accordance with the terms hereof, shall be $80.00;

(w) **"Expansion Factor"** shall have the meaning ascribed thereto in Subsection 2.3(a);

(x) **"Expiration Time"** shall mean the date of termination of this Agreement pursuant to Section 5.16;

(y) **"Flip-in Event"** shall mean a transaction in or pursuant to which any Person becomes an Acquiring Person;

(z) **"holder"** shall have the meaning ascribed thereto in Section 2.8;

(aa) **"Independent Shareholders"** shall mean holders of Voting Shares, other than:

(i) any Acquiring Person;

(ii) any Offeror (other than any Person who by virtue of Clause 1.1(f)(v) is not deemed to Beneficially Own the Voting Shares held by such Person);

(iii) any Affiliate or Associate of any Acquiring Person or Offeror;

(iv) any Person acting jointly or in concert with any Acquiring Person or Offeror; and

(v) any employee benefit plan, deferred profit sharing plan, stock participation plan and any other similar plan or trust for the benefit of employees of the Corporation unless the beneficiaries of the plan or trust direct the manner

in which the Voting Shares are to be voted or withheld from voting or direct whether the Voting Shares are to be tendered to a Take-over Bid;

(bb) **"Lock-up Agreement"** means an agreement (the terms of which are publicly disclosed and a copy of which is made available to the public (including the Corporation):

(i) not later than the date on which the Lock-up Bid (as defined below) is publicly announced); or

(ii) if the Lock-up Bid has been made prior to the date on which such agreement has been entered into, forthwith and in any event not later than the Business Day following the date of such agreement;

between an Offeror, any of its Affiliates or Associates or any other Person acting jointly or in concert with the Offeror and a Person (the "Locked-up Person") who is not an Affiliate or Associate of the Offeror or a Person acting jointly or in concert with the Offeror whereby the Locked-up Person agrees to deposit or tender the Voting Shares held by the Locked-up Person to the Offeror's Take-over Bid or to any Take-over Bid made by any of the Offeror's Affiliates or Associates or made by any other Person acting jointly or in concert with the Offeror (the "Lock-up Bid"), where the agreement:

(iii) (A) permits the Locked-up Person to withdraw the Voting Shares from the agreement in order to tender or deposit the Voting Shares to another Take-over Bid, or to support another transaction that provides for a consideration for each Voting Share that is higher than the consideration contained in or proposed to be contained in the Lock-up Bid; or

(B) (a) permits the Locked-up Person to withdraw the Voting Shares from the agreement in order to tender or deposit the Voting Shares to another Take-over Bid, or to support another transaction that provides for a consideration for each Voting Share that exceeds by as much as or more than a specified amount the ("Specified Amount") the consideration for each Voting Share contained in or proposed to be contained in, and is made for at least the same number of Voting Shares as, the Lock-up Bid; and (b) does not by its terms provide for a Specified Amount that is greater than 7% over the consideration for each Voting Share contained in or proposed to be contained in the Lock-up Bid;

and, for greater certainty, the Lock-up Agreement may contain a right of first refusal or require a period of delay to give the Offeror an opportunity to at least match a higher consideration in another Take-over Bid or transaction or other similar limitation on a Locked-up Person's rights to withdraw Voting Shares from the Lock-up Agreement and not to tender

such Voting Shares to the Take-over Bid to which the Locked-up Person has agreed to deposit or tender so long as the limitation does not preclude the exercise by the Locked-up Person of the right to withdraw Voting Shares in sufficient time to tender to the other Take-over Bid or participate in the other transaction; and

(iv) the agreement does not provide for any "break-up fees", "top-up fees", penalties, expenses reimbursement or other amounts that exceed in the aggregate the greater of:

(A) the cash equivalent of 2.5% of the consideration payable under the Take-over Bid to the Locked-up Person; and

(B) 50% of the amount by which the consideration payable under another Take-over Bid or transaction to a Locked-up Person exceeds the consideration that such Locked-up Person would have received under the Lock-up Bid;

to be paid by a Locked-up Person pursuant to the Lock-up Agreement in the event that the Locked-up Person fails to deposit or tender Voting Shares to the Lock-up Bid or withdraws Voting Shares in order to tender to another Take-over Bid or participate in another transaction;

(cc) "**Market Price**" per share of any securities on any date of determination shall mean the average of the daily closing prices per share of such securities (determined as described below) on each of the 20 consecutive Trading Days through and including the Trading Day immediately preceding such date; provided, however, that if an event of a type analogous to any of the events described in Section 2.3 hereof shall have caused the closing prices used to determine the Market Price on any Trading Days not to be fully comparable with the closing price on such date of determination or, if the date of determination is not a Trading Day, on the immediately preceding Trading Day, each such closing price so used shall be appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 hereof in order to make it fully comparable with the closing price on such date of determination or, if the date of determination is not a Trading Day, on the immediately preceding Trading Day. The closing price per share of any securities on any date shall be:

(i) the closing board lot sale price or, in case no such sale takes place on such date, the average of the closing bid and asked prices for each of such securities as reported by the principal Canadian stock exchange on which such securities are listed or admitted to trading;

(ii) if for any reason none of such prices is available on such day or the securities are not listed or posted for trading on a Canadian stock exchange, the last sale price or, in case no such sale takes place on such date, the average of the closing bid and asked prices for each of such

securities as reported by the principal national United States securities exchange on which such securities are listed or admitted to trading;

(iii) if for any reason none of such prices is available on such day or the securities are not listed or admitted to trading on a Canadian stock exchange or a national United States securities exchange, the last sale price or, in case no sale takes place on such date, the average of the high bid and low asked prices for each of such securities in the over-the-counter market, as quoted by any reporting system then in use; or

(iv) if for any reason none of such prices is available on such day or the securities are not listed or admitted to trading on a Canadian stock exchange or a national United States securities exchange or quoted by any such reporting system, the average of the closing bid and asked prices as furnished by a professional market maker making a market in the securities;

provided, however, that if for any reason none of such prices is available on such day, the closing price per share of such securities on such date means the fair value per share of such securities on such date as determined by a nationally recognized investment dealer or investment banker with respect to the fair value per share of such securities. The Market Price shall be expressed in Canadian dollars and, if initially determined in respect of any day forming part of the 20 consecutive Trading Day period in question in United States dollars, such amount shall be translated into Canadian dollars on such date at the Canadian Dollar Equivalent thereof;

(dd) "***1934 Exchange Act***" means the *Securities Exchange Act of 1934* of the United States, as amended, and the rules and regulations thereunder as now in effect or as the same may from time to time be amended, re-enacted or replaced;

(ee) **"Nominee"** shall have the meaning ascribed thereto in Subsection 2.2(c);

(ff) **"Offer to Acquire"** shall include:

(i) an offer to purchase or a solicitation of an offer to sell Voting Shares of any class or classes, and

(ii) an acceptance of an offer to sell Voting Shares of any class or classes, whether or not such offer to sell has been solicited,

or any combination thereof, and the Person accepting an offer to sell shall be deemed to be making an Offer to Acquire to the Person that made the offer to sell;

(gg) **"Offeror"** shall mean a Person who has announced, and has not withdrawn, an intention to make or who has made, and has not withdrawn, a Take-over Bid, other than a Person who has completed a Permitted Bid, a Competing Permitted Bid or an Exempt Acquisition;

(hh) **"Offeror's Securities"** means Voting Shares Beneficially Owned by an Offeror on the date of the Offer to Acquire;

(ii) **"Permitted Bid"** means a Take-over Bid made by an Offeror by way of take-over bid circular which also complies with the following additional provisions:

(i) the Take-over Bid is made to all holders of Voting Shares of the class as registered on the books of the Corporation, other than the Offeror;

(ii) the Take-over Bid contains, and the take-up and payment for securities tendered or deposited is subject to, an irrevocable and unqualified provision that no Voting Shares of the class will be taken up or paid for pursuant to the Take-over Bid (A) prior to the close of business on the date which is not less than 60 days following the date of the Take-over Bid and (B) only if at such date more than 50% of the Voting Shares of the class held by Independent Shareholders shall have been deposited or tendered pursuant to the Take-over Bid and not withdrawn;

(iii) unless the Take-over Bid is withdrawn, the Take-over Bid contains an irrevocable and unqualified provision that Voting Shares of the class may be deposited pursuant to such Take-over Bid at any time during the period of time described in Clause 1.1(ii)(ii) and that any Voting Shares deposited pursuant to the Take-over Bid may be withdrawn until taken up and paid for; and

(iv) the Take-over Bid contains an irrevocable and unqualified provision that in the event that the deposit condition set forth in Clause 1.1(ii)(ii) is satisfied the Offeror will make a public announcement of that fact and the Take-over Bid will remain open for deposits and tenders of Voting Shares of the class for not less than ten Business Days from the date of such public announcement;

(jj) **"Permitted Bid Acquisition"** shall mean an acquisition of Voting Shares of any class made pursuant to a Permitted Bid or a Competing Permitted Bid;

(kk) **"Person"** shall include an individual, body corporate, partnership, syndicate or other form of unincorporated association, trust, trustee, executor, administrator, legal personal representative, a government and its agencies or instrumentalities and any entity or group whether or not having legal personality;

(ll) **"Pro Rata Acquisition"** means an acquisition by a Person of Voting Shares pursuant to:

(i) a Dividend Reinvestment Acquisition;

(ii) a stock dividend, stock split or other event in respect of securities of the Corporation of one or more particular classes or series pursuant to which such Person becomes the Beneficial Owner of Voting Shares on the same

pro rata basis as all other holders of securities of the particular class, classes or series;

(iii) the acquisition or the exercise by the Person of only those rights to purchase Voting Shares distributed to that Person in the course of a distribution to all holders of securities of the Corporation of one or more particular classes or series pursuant to a rights offering or pursuant to a prospectus, provided that the Person does not thereby acquire a greater percentage of Voting Shares than the Person's percentage of Voting Shares Beneficially Owned immediately prior to such acquisition or exercise; or

(iv) a distribution of Voting Shares, or securities convertible into or exchangeable for Voting Shares (and the conversion or exchange of such convertible or exchangeable securities), made pursuant to a prospectus or by way of a private placement or securities exchange take-over bid, provided that the Person does not thereby acquire a greater percentage of such Voting Shares, or securities convertible into or exchangeable for Voting Shares, so offered than the Person's percentage of Voting Shares Beneficially Owned immediately prior to such acquisition;

(mm) **"Record Time"** has the meaning set forth in the first whereas clause;

(nn) **"Right"** shall mean a right to purchase a Common Share of the Corporation, upon the terms and subject to the conditions set forth in this Agreement;

(oo) **"Rights Certificate"** shall mean the certificates representing the Rights after the Separation Time, which shall be substantially in the form attached hereto as Attachment 1;

(pp) **"Rights Holders' Special Meeting"** means a meeting of the holders of Rights called by the Board of Directors for the purpose of approving a supplement or amendment to this Agreement pursuant to Subsection 5.4(c);

(qq) **"Rights Register"** shall have the meaning ascribed thereto in Subsection 2.6(a);

(rr) **"Securities Act (Ontario)"** shall mean the Securities Act, R.S.O. 1990, c.S.5 and the regulations thereunder, and any comparable or successor laws or regulations thereto;

(ss) **"Separation Time"** shall mean the close of business on the eighth Trading Day after the earlier of:

(i) the Stock Acquisition Date;

(ii) the date of the commencement of or first public announcement of the intent of any Person (other than the Corporation or any Subsidiary of the Corporation) to commence a Take-over Bid (other than a Permitted Bid or

a Competing Permitted Bid), or such later time as may be determined by the Board of Directors, provided that, if any Take-over Bid referred to in this Clause (ii) expires, is cancelled, terminated or otherwise withdrawn prior to the Separation Time, such Take-over Bid shall be deemed, for the purposes of this definition, never to have been made; and

(iii) the date on which a Permitted Bid or Competing Permitted Bid ceases to be such;

(tt) **"Special Meeting"** means a special meeting of the holders of Voting Shares, called by the Board of Directors for the purpose of approving a supplement or amendment to this Agreement pursuant to Subsection 5.4(b);

(uu) **"Stock Acquisition Date"** shall mean the first date of public announcement (which, for purposes of this definition, shall include, without limitation, a report filed pursuant to section 101 of the *Securities Act* (Ontario) or Section 13(d) of the *1934 Exchange Act*) by the Corporation or an Acquiring Person that an Acquiring Person has become such;

(vv) **"Subsidiary"**: a corporation shall be a Subsidiary of another corporation if:

(i) it is controlled by:

(A) that other, or

(B) that other and one or more corporations each of which is controlled by that other, or

(C) two or more corporations each of which is controlled by that other, or

(ii) it is a Subsidiary of a corporation that is that other's Subsidiary;

(ww) **"Take-over Bid"** shall mean an Offer to Acquire Voting Shares of any class, or securities convertible into Voting Shares of any class if, assuming that the Voting Shares or convertible securities subject to the Offer to Acquire are acquired at the date of such Offer to Acquire by the Person making such Offer to Acquire, such Voting Shares (including Voting Shares that may be acquired upon conversion of securities convertible into Voting Shares) together with the Offeror's Securities, constitute in the aggregate 20 per cent or more of the outstanding Voting Shares of that particular class at the date of the Offer to Acquire;

(xx) **"Trading Day"**, when used with respect to any securities, shall mean a day on which the principal Canadian stock exchange on which such securities are listed or admitted to trading is open for the transaction of business or, if the securities are not listed or admitted to trading on any Canadian stock exchange, a Business Day;

(yy) **"U.S.-Canadian Exchange Rate"** means, on any date:

(i) if on such date the Bank of Canada sets an average noon spot rate of exchange for the conversion of one United States dollar into Canadian dollars, such rate; and

(ii) in any other case, the rate for such date for the conversion of one United States dollar into Canadian dollars calculated in such manner as may be determined by the Board of Directors from time to time acting in good faith;

(zz) **"Voting Share Reduction"** shall mean an acquisition or redemption by the Corporation of Voting Shares which, by reducing the number of Voting Shares outstanding, increases the proportionate number of Voting Shares Beneficially Owned by any person to 20% or more of the Voting Shares then outstanding;

(aaa) **"Voting Shares"** shall mean the Common Shares of the Corporation and any other shares in the capital of the Corporation entitled to vote generally in the election of all directors; and

(bbb) **"Wi-LAN"** shall mean Wi-LAN Inc., a corporation subject to the *Business Corporations Act* (Alberta).

1.2 **Currency**

All sums of money which are referred to in this Agreement are expressed in lawful money of Canada, unless otherwise specified.

1.3 **Headings**

The division of this Agreement into Articles, Sections, Subsections, Clauses, Paragraphs, Subparagraphs or other portions hereof and the insertion of headings, subheadings and a table of contents are for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

1.4 **Calculation of Number and Percentage of Beneficial Ownership of Outstanding Voting Shares**

For purposes of this Agreement, the percentage of Voting Shares of any class Beneficially Owned by any Person, shall be and be deemed to be the product determined by the formula:

100 x A/B

where:

A = the number of votes for the election of all directors generally attaching to the Voting Shares of the particular class Beneficially Owned by such Person; and

B = the number of votes for the election of all directors generally attaching to all outstanding Voting Shares of the particular class.

Where any Person is deemed to Beneficially Own unissued Voting Shares of a particular class, such Voting Shares shall be deemed to be outstanding for the purpose of calculating the percentage of Voting Shares of the particular class Beneficially Owned by such Person.

1.5 **Acting Jointly or in Concert**

For the purposes hereof, a Person is acting jointly or in concert with every Person who, as a result of any agreement, commitment or understanding, whether formal or informal, with the first Person or any Affiliate thereof, acquires or offers to acquire Voting Shares (other than customary agreements with and between underwriters and/or banking group members and/or selling group members with respect to a public offering or private placement of securities or pledges of securities in the ordinary course of business).

1.6 **Generally Accepted Accounting Principles**

Wherever in this Agreement reference is made to generally accepted accounting principles, such reference shall be deemed to be the recommendations at the relevant time of the Canadian Institute of Chartered Accountants, or any successor institute, applicable on a consolidated basis (unless otherwise specifically provided herein to be applicable on an unconsolidated basis) as at the date on which a calculation is made or required to be made in accordance with generally accepted accounting principles. Where the character or amount of any asset or liability or item of revenue or expense is required to be determined, or any consolidation or other accounting computation is required to be made for the purpose of this Agreement or any document, such determination or calculation shall, to the extent applicable and except as otherwise specified herein or as otherwise agreed in writing by the parties, be made in accordance with generally accepted accounting principles applied on a consistent basis.

ARTICLE 2 - THE RIGHTS

2.1 **Legend on Common Share Certificates**

Certificates representing Common Shares which are issued after the Record Time but prior to the earlier of the Separation Time and the Expiration Time, shall also evidence one Right for each Common Share represented thereby and shall have impressed on, printed on, written on or otherwise affixed to them a legend in a form substantially to the following effect:

> Until the Separation Time (defined in the Shareholder Plan Agreement referred to below), this certificate also evidences rights of the holder described in a Shareholder Rights Plan Agreement, dated March 21, 2005, as amended or supplemented from time to time (the "Shareholder Plan Agreement"), between Wi-LAN Inc. ("the Corporation") and Computershare Trust Company of Canada,

the terms of which are incorporated herein by reference and a copy of which is on file at the principal executive offices of the Corporation. Under certain circumstances set out in the Shareholder Plan Agreement, the rights may expire, may become null and void or may be evidenced by separate certificates and no longer evidenced by this certificate. The Corporation will mail or arrange for the mailing of a copy of the Shareholder Plan Agreement to the holder of this certificate without charge as soon as practicable after the receipt of a written request therefor.

Certificates representing Common Shares that are issued and outstanding at the Record Time, which as at the Effective Date represent Common Shares, shall also evidence one Right for each Common Share evidenced thereby, notwithstanding the absence of the foregoing legend, until the close of business on the earlier of the Separation Time and the Expiration Time.

2.2 <u>Initial Exercise Price; Exercise of Rights; Detachment of Rights</u>

(a) Subject to adjustment as herein set forth, each Right will entitle the holder thereof, from and after the Separation Time and prior to the Expiration Time, to purchase one Common Share for the Exercise Price (and the Exercise Price and number of Common Shares are subject to adjustment as set forth below). Notwithstanding any other provision of this Agreement, any Rights held by the Corporation or any of its Subsidiaries shall be void.

(b) Until the Separation Time,

(i) the Rights shall not be exercisable and no Right may be exercised; and

(ii) each Right will be evidenced by the certificate for the associated Common Share of the Corporation registered in the name of the holder thereof (which certificate shall also be deemed to represent a Rights Certificate) and will be transferable only together with, and will be transferred by a transfer of, such associated Common Share of the Corporation.

(c) From and after the Separation Time and prior to the Expiration Time:

(i) the Rights shall be exercisable; and

(ii) the registration and transfer of Rights shall be separate from and independent of Common Shares of the Corporation.

Promptly following the Separation Time, the Corporation will prepare and the Rights Agent will mail to each holder of record of Common Shares as of the Separation Time (other than an Acquiring Person and, in respect of any Rights Beneficially Owned by such Acquiring Person which are not held of record by such Acquiring Person, the holder of record of such Rights (a "Nominee")), at such holder's address as shown by the records of the Corporation (the Corporation

hereby agreeing to furnish copies of such records to the Rights Agent for this purpose):

(x) a Rights Certificate appropriately completed, representing the number of Rights held by such holder at the Separation Time and having such marks of identification or designation and such legends, summaries or endorsements printed thereon as the Corporation may deem appropriate and as are not inconsistent with the provisions of this Agreement, or as may be required to comply with any law, rule or regulation or with any rule or regulation of any self-regulatory organization, stock exchange or quotation system on which the Rights may from time to time be listed or traded, or to conform to usage; and

(y) a disclosure statement describing the Rights,

provided that a Nominee shall be sent the materials provided for in (x) and (y) in respect of all Common Shares of the Corporation held of record by it which are not Beneficially Owned by an Acquiring Person.

(d) Rights may be exercised, in whole or in part, on any Business Day after the Separation Time and prior to the Expiration Time by submitting to the Rights Agent:

(i) the Rights Certificate evidencing such Rights;

(ii) an election to exercise such Rights (an "Election to Exercise") substantially in the form attached to the Rights Certificate appropriately completed and executed by the holder or his executors or administrators or other personal representatives or his or their legal attorney duly appointed by an instrument in writing in form and executed in a manner satisfactory to the Rights Agent; and

(iii) payment by certified cheque, banker's draft or money order payable to the order of the Corporation, of a sum equal to the Exercise Price multiplied by the number of Rights being exercised and a sum sufficient to cover any transfer tax or charge which may be payable in respect of any transfer involved in the transfer or delivery of Rights Certificates or the issuance or delivery of certificates for Common Shares in a name other than that of the holder of the Rights being exercised.

(e) Upon receipt of a Rights Certificate, together with a completed Election to Exercise executed in accordance with Clause 2.2(d)(ii), which does not indicate that such Right is null and void as provided by Subsection 3.1(b), and payment as set forth in Clause 2.2(d)(iii), the Rights Agent (unless otherwise instructed by the Corporation in the event that the Corporation is of the opinion that the Rights cannot be exercised in accordance with this Agreement) will thereupon promptly:

(i) requisition from the transfer agent certificates representing the number of such Common Shares to be purchased (the Corporation hereby irrevocably authorizing its transfer agents to comply with all such requisitions);

(ii) when appropriate, requisition from the Corporation the amount of cash to be paid in lieu of issuing fractional Common Shares;

(iii) after receipt of the certificates referred to in Clause 2.2(e)(i), deliver the same to or upon the order of the registered holder of such Rights Certificates, registered in such name or names as may be designated by such holder;

(iv) when appropriate, after receipt, deliver the cash referred to in Clause 2.2(e)(ii) to or to the order of the registered holder of such Rights Certificate; and

(v) remit to the Corporation all payments received on exercise of the Rights.

(f) In case the holder of any Rights shall exercise less than all the Rights evidenced by such holder's Rights Certificate, a new Rights Certificate evidencing the Rights remaining unexercised (subject to the provisions of Subsection 5.5(a)) will be issued by the Rights Agent to such holder or to such holder's duly authorized assigns.

(g) the Corporation covenants and agrees that it will:

(i) take all such action as may be necessary and within its power to ensure that all Common Shares delivered upon exercise of Rights shall, at the time of delivery of the certificates for such Common Shares (subject to payment of the Exercise Price), be duly and validly authorized, executed, issued and delivered and fully paid and non-assessable;

(ii) take all such action as may be necessary and within its power to comply with the requirements of the *Business Corporations Act* (Alberta), the *Securities Act* (Ontario), and the securities laws or comparable legislation of each of the provinces of Canada and any other applicable law, rule or regulation, in connection with the issuance and delivery of the Rights Certificates and the issuance of any Common Shares upon exercise of Rights;

(iii) use reasonable efforts to cause all Common Shares issued upon exercise of Rights to be listed on the principal stock exchanges on which such Common Shares were traded immediately prior to the Stock Acquisition Date;

(iv) cause to be reserved and kept available out of the authorized and unissued Common Shares, the number of Common Shares that, as provided in this

Agreement, will from time to time be sufficient to permit the exercise in full of all outstanding Rights;

(v) pay when due and payable, if applicable, any and all federal, provincial and municipal transfer taxes and charges (not including any income or capital taxes of the holder or exercising holder or any liability of the Corporation to withhold tax) which may be payable in respect of the original issuance or delivery of the Rights Certificates, or certificates for Common Shares to be issued upon exercise of any Rights, provided that the Corporation shall not be required to pay any transfer tax or charge which may be payable in respect of any transfer involved in the transfer or delivery of Rights Certificates or the issuance or delivery of certificates for Common Shares in a name other than that of the holder of the Rights being transferred or exercised; and

(vi) after the Separation Time, except as permitted by Section 5.1, not take (or permit any Subsidiary to take) any action if at the time such action is taken it is reasonably foreseeable that such action will diminish substantially or otherwise eliminate the benefits intended to be afforded by the Rights.

2.3 <u>Adjustments to Exercise Price; Number of Rights</u>

The Exercise Price, the number and kind of securities subject to purchase upon exercise of each Right and the number of Rights outstanding are subject to adjustment from time to time as provided in this Section 2.3.

(a) In the event the Corporation shall at any time after the date of this Agreement:

(i) declare or pay a dividend on Common Shares payable in Common Shares (or other securities exchangeable for or convertible into or giving a right to acquire Common Shares or other securities of the Corporation) other than pursuant to any optional stock dividend program;

(ii) subdivide or change the then outstanding Common Shares into a greater number of Common Shares;

(iii) consolidate or change the then outstanding Common Shares into a smaller number of Common Shares; or

(iv) issue any Common Shares (or other securities exchangeable for or convertible into or giving a right to acquire Common Shares or other securities of the Corporation) in respect of, in lieu of or in exchange for existing Common Shares except as otherwise provided in this Section 2.3,

the Exercise Price and the number of Rights outstanding, or, if the payment or effective date therefor shall occur after the Separation Time, the securities purchasable upon exercise of Rights shall be adjusted as of the payment or effective date in the manner set forth below.

If the Exercise Price and number of Rights outstanding are to be adjusted:

(x) the Exercise Price in effect after such adjustment will be equal to the Exercise Price in effect immediately prior to such adjustment divided by the number of Common Shares (or other capital stock) (the "Expansion Factor") that a holder of one Common Share immediately prior to such dividend, subdivision, change, consolidation or issuance would hold thereafter as a result thereof; and

(y) each Right held prior to such adjustment will become that number of Rights equal to the Expansion Factor,

and the adjusted number of Rights will be deemed to be distributed among the Common Shares with respect to which the original Rights were associated (if they remain outstanding) and the shares issued in respect of such dividend, subdivision, change, consolidation or issuance, so that each such Common Share (or other capital stock) will have exactly one Right associated with it.

For greater certainty, if the securities purchasable upon exercise of Rights are to be adjusted, the securities purchasable upon exercise of each Right after such adjustment will be the securities that a holder of the securities purchasable upon exercise of one Right immediately prior to such dividend, subdivision, change, consolidation or issuance would hold thereafter as a result of such dividend, subdivision, change, consolidation or issuance.

If, after the Record Time and prior to the Expiration Time, the Corporation shall issue any shares of capital stock other than Common Shares in a transaction of a type described in Clause 2.3(a)(i) or (iv), shares of such capital stock shall be treated herein as nearly equivalent to Common Shares as may be practicable and appropriate under the circumstances and the Corporation and the Rights Agent agree to amend this Agreement in order to effect such treatment.

In the event the Corporation shall at any time after the Record Time and prior to the Separation Time issue any Common Shares otherwise than in a transaction referred to in this Subsection 2.3(a), each such Common Share so issued shall automatically have one new Right associated with it, which Right shall be evidenced by the certificate representing such associated Common Share.

(b) In the event the Corporation shall at any time after the Record Time and prior to the Separation Time fix a record date for the issuance of rights, options or warrants to all holders of Common Shares entitling them (for a period expiring within 45 calendar days after such record date) to subscribe for or purchase Common Shares (or securities convertible into or exchangeable for or carrying a right to purchase Common Shares) at a price per Common Share (or, if a security convertible into or exchangeable for or carrying a right to purchase or subscribe for Common Shares, having a conversion, exchange or exercise price, including the price required to be paid to purchase such convertible or exchangeable

security or right per share) less than the Market Price per Common Share on such record date, the Exercise Price to be in effect after such record date shall be determined by multiplying the Exercise Price in effect immediately prior to such record date by a fraction:

(i) the numerator of which shall be the number of Common Shares outstanding on such record date, plus the number of Common Shares that the aggregate offering price of the total number of Common Shares so to be offered (and/or the aggregate initial conversion, exchange or exercise price of the convertible or exchangeable securities or rights so to be offered, including the price required to be paid to purchase such convertible or exchangeable securities or rights) would purchase at such Market Price per Common Share; and

(ii) the denominator of which shall be the number of Common Shares outstanding on such record date, plus the number of additional Common Shares to be offered for subscription or purchase (or into which the convertible or exchangeable securities or rights so to be offered are initially convertible, exchangeable or exercisable).

In case such subscription price may be paid by delivery of consideration, part or all of which may be in a form other than cash, the value of such consideration shall be as determined in good faith by the Board of Directors, whose determination shall be described in a statement filed with the Rights Agent and shall be binding on the Rights Agent and the holders of Rights. Such adjustment shall be made successively whenever such a record date is fixed, and in the event that such rights, options or warrants are not so issued, or if issued, are not exercised prior to the expiration thereof, the Exercise Price shall be readjusted to the Exercise Price which would then be in effect if such record date had not been fixed, or to the Exercise Price which would be in effect based upon the number of Common Shares (or securities convertible into, or exchangeable or exercisable for Common Shares) actually issued upon the exercise of such rights, options or warrants, as the case may be.

For purposes of this Agreement, the granting of the right to purchase Common Shares (whether from treasury or otherwise) pursuant to the Dividend Reinvestment Plan or any employee benefit, stock option or similar plans shall be deemed not to constitute an issue of rights, options or warrants by the Corporation; provided, however, that, in all such cases, the right to purchase Common Shares is at a price per share of not less than 95 per cent of the current market price per share (determined as provided in such plans) of the Common Shares.

(c) In the event the Corporation shall at any time after the Record Time and prior to the Separation Time fix a record date for the making of a distribution to all holders of Common Shares (including any such distribution made in connection with a merger or amalgamation) of evidences of indebtedness, cash (other than

an annual cash dividend or a dividend paid in Common Shares, but including any dividend payable in securities other than Common Shares), assets or rights, options or warrants (excluding those referred to in Subsection 2.3(b) hereof), the Exercise Price to be in effect after such record date shall be determined by multiplying the Exercise Price in effect immediately prior to such record date by a fraction:

(i) the numerator of which shall be the Market Price per Common Share on such record date, less the fair market value (as determined in good faith by the Board of Directors, whose determination shall be described in a statement filed with the Rights Agent and shall be binding on the Rights Agent and the holders of Rights), on a per share basis, of the portion of the cash, assets, evidences of indebtedness, rights, options or warrants so to be distributed; and

(ii) the denominator of which shall be such Market Price per Common Share.

Such adjustments shall be made successively whenever such a record date is fixed, and in the event that such a distribution is not so made, the Exercise Price shall be adjusted to be the Exercise Price which would have been in effect if such record date had not been fixed.

(d) Notwithstanding anything herein to the contrary, no adjustment in the Exercise Price shall be required unless such adjustment would require an increase or decrease of at least one per cent in the Exercise Price; provided, however, that any adjustments which by reason of this Subsection 2.3(d) are not required to be made shall be carried forward and taken into account in any subsequent adjustment. All calculations under Section 2.3 shall be made to the nearest cent or to the nearest ten-thousandth of a share. Notwithstanding the first sentence of Subsection 2.3(d), any adjustment required by Section 2.3 shall be made no later than the earlier of:

(i) three years from the date of the transaction which gives rise to such adjustment; or

(ii) the Expiration Date.

(e) In the event the Corporation shall at any time after the Record Time and prior to the Separation Time issue any shares of capital stock (other than Common Shares), or rights, options or warrants to subscribe for or purchase any such capital stock, or securities convertible into or exchangeable for any such capital stock, in a transaction referred to in Clauses 2.3(a)(i) or (iv) above, if the Board of Directors acting in good faith determines that the adjustments contemplated by Subsections 2.3(a), (b) and (c) above in connection with such transaction will not appropriately protect the interests of the holders of Rights, the Board of Directors may determine what other adjustments to the Exercise Price, number of Rights and/or securities purchasable upon exercise of Rights would be

appropriate and, notwithstanding Subsections 2.3(a), (b) and (c) above, such adjustments, rather than the adjustments contemplated by Subsections 2.3(a), (b) and (c) above, shall be made. Subject to the prior consent of the holders of the Voting Shares or the Rights obtained as set forth in Subsection 5.4(b) or (c), the Corporation and the Rights Agent shall have authority to amend this Agreement as appropriate to provide for such adjustments.

(f) Each Right originally issued by the Corporation subsequent to any adjustment made to the Exercise Price hereunder shall evidence the right to purchase, at the adjusted Exercise Price, the number of Common Shares purchasable from time to time hereunder upon exercise of a Right immediately prior to such issue, all subject to further adjustment as provided herein.

(g) Irrespective of any adjustment or change in the Exercise Price or the number of Common Shares issuable upon the exercise of the Rights, the Rights Certificates theretofore and thereafter issued may continue to express the Exercise Price per Common Share and the number of Common Shares which were expressed in the initial Rights Certificates issued hereunder.

(h) In any case in which this Section 2.3 shall require that an adjustment in the Exercise Price be made effective as of a record date for a specified event, the Corporation may elect to defer until the occurrence of such event the issuance to the holder of any Right exercised after such record date the number of Common Shares and other securities of the Corporation, if any, issuable upon such exercise over and above the number of Common Shares and other securities of the Corporation, if any, issuable upon such exercise on the basis of the Exercise Price in effect prior to such adjustment; provided, however, that the Corporation shall deliver to such holder an appropriate instrument evidencing such holder's right to receive such additional shares (fractional or otherwise) or other securities upon the occurrence of the event requiring such adjustment.

(i) Notwithstanding anything contained in this Section 2.3 to the contrary, the Corporation shall be entitled to make such reductions in the Exercise Price, in addition to those adjustments expressly required by this Section 2.3, as and to the extent that in their good faith judgment the Board of Directors shall determine to be advisable, in order that any:

(i) consolidation or subdivision of Common Shares;

(ii) issuance (wholly or in part for cash) of Common Shares or securities that by their terms are convertible into or exchangeable for Common Shares;

(iii) stock dividends; or

(iv) issuance of rights, options or warrants referred to in this Section 2.3,

hereafter made by the Corporation to holders of its Common Shares, shall not be taxable to such shareholders.

2.4 Date on Which Exercise Is Effective

Each Person in whose name any certificate for Common Shares or other securities, if applicable, is issued upon the exercise of Rights shall for all purposes be deemed to have become the holder of record of the Common Shares or other securities, if applicable, represented thereon, and such certificate shall be dated the date upon which the Rights Certificate evidencing such Rights was duly surrendered in accordance with Subsection 2.2(d) (together with a duly completed Election to Exercise) and payment of the Exercise Price for such Rights (and any applicable transfer taxes and other governmental charges payable by the exercising holder hereunder) was made; provided, however, that if the date of such surrender and payment is a date upon which the Common Share transfer books of the Corporation are closed, such Person shall be deemed to have become the record holder of such shares on, and such certificate shall be dated, the next succeeding Business Day on which the Common Share transfer books of the Corporation are open.

2.5 Execution, Authentication, Delivery and Dating of Rights Certificates

(a) The Rights Certificates shall be executed on behalf of the Corporation by any two officers or any one officer and the Chairman of the Board under the corporate seal of the Corporation produced thereon or otherwise. The signature of any of these officers on the Rights Certificates may be manual or facsimile. Rights Certificates bearing the manual or facsimile signatures of individuals who were at any time the proper officers of the Corporation shall bind the Corporation, notwithstanding that such individuals or any of them have ceased to hold such offices either before or after the countersignature and delivery of such Rights Certificates.

(b) Promptly after the Corporation learns of the Separation Time, the Corporation will notify the Rights Agent of such Separation Time and will deliver Rights Certificates executed by the Corporation to the Rights Agent for countersignature, and the Rights Agent shall manually countersign (in a manner satisfactory to the Corporation) and send such Rights Certificates to the holders of the Rights pursuant to Subsection 2.2(c) hereof. No Rights Certificate shall be valid for any purpose until countersigned by the Rights Agent as aforesaid.

(c) Each Rights Certificate shall be dated the date of countersignature thereof.

2.6 Registration, Transfer and Exchange

(a) the Corporation will cause to be kept a register (the "Rights Register") in which, subject to such reasonable regulations as it may prescribe, the Corporation will provide for the registration and transfer of Rights. The Rights Agent is hereby appointed registrar for the Rights (the "Rights Registrar") for the purpose of maintaining the Rights Register for the Corporation and registering Rights and transfers of Rights as herein provided and the Rights Agent hereby accepts such appointment. In the event that the Rights Agent shall cease to be the Rights

Registrar, the Rights Agent will have the right to examine the Rights Register at all reasonable times.

After the Separation Time and prior to the Expiration Time, upon surrender for registration of transfer or exchange of any Rights Certificate, and subject to the provisions of Subsection 2.6(c), the Corporation will execute, and the Rights Agent will manually countersign and deliver, in the name of the holder or the designated transferee or transferees, as required pursuant to the holder's instructions, one or more new Rights Certificates evidencing the same aggregate number of Rights as did the Rights Certificates so surrendered.

(b) All Rights issued upon any registration of transfer or exchange of Rights Certificates shall be the valid obligations of the Corporation, and such Rights shall be entitled to the same benefits under this Agreement as the Rights surrendered upon such registration of transfer or exchange.

(c) Every Rights Certificate surrendered for registration of transfer or exchange shall be duly endorsed, or be accompanied by a written instrument of transfer in form satisfactory to the Corporation or the Rights Agent, as the case may be, duly executed by the holder thereof or such holder's attorney duly authorized in writing. As a condition to the issuance of any new Rights Certificate under this Section 2.6, the Corporation may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the reasonable fees and expenses of the Rights Agent) connected therewith.

2.7 **Mutilated, Destroyed, Lost and Stolen Rights Certificates**

(a) If any mutilated Rights Certificate is surrendered to the Rights Agent prior to the Expiration Time, the Corporation shall execute and the Rights Agent shall countersign and deliver in exchange therefor a new Rights Certificate evidencing the same number of Rights as did the Rights Certificate so surrendered.

(b) If there shall be delivered to the Corporation and the Rights Agent prior to the Expiration Time:

(i) evidence to their reasonable satisfaction of the destruction, loss or theft of any Rights Certificate; and

(ii) such security or indemnity as may be reasonably required by them to save each of them and any of their agents harmless, then, in the absence of notice to the Corporation or the Rights Agent that such Rights Certificate has been acquired by a *bona fide* purchaser, the Corporation shall execute and upon the Corporation's request the Rights Agent shall countersign and deliver, in lieu of any such destroyed, lost or stolen Rights Certificate, a new Rights Certificate evidencing the same number of Rights as did the Rights Certificate so destroyed, lost or stolen.

(c) As a condition to the issuance of any new Rights Certificate under Section 2.7, the Corporation may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the reasonable fees and expenses of the Rights Agent) connected therewith.

(d) Every new Rights Certificate issued pursuant to Section 2.7 in lieu of any destroyed, lost or stolen Rights Certificate shall evidence the contractual obligation of the Corporation, whether or not the destroyed, lost or stolen Rights Certificate shall be at any time enforceable by anyone, and shall be entitled to all the benefits of this Agreement equally and proportionately with any and all other Rights duly issued hereunder.

2.8 Persons Deemed Owners of Rights

the Corporation, the Rights Agent and any agent of the Corporation or the Rights Agent may deem and treat the Person in whose name a Rights Certificate (or, prior to the Separation Time, the associated Common Share certificate) is registered as the absolute owner thereof and of the Rights evidenced thereby for all purposes whatsoever. As used in this Agreement, unless the context otherwise requires, the term "holder" of any Rights shall mean the registered holder of such Rights (or, prior to the Separation Time, of the associated Common Share).

2.9 Delivery and Cancellation of Certificates

All Rights Certificates surrendered upon exercise or for redemption, registration of transfer or exchange shall, if surrendered to any Person other than the Rights Agent, be delivered to the Rights Agent and, in any case, shall be promptly cancelled by the Rights Agent. the Corporation may at any time deliver to the Rights Agent for cancellation any Rights Certificates previously countersigned and delivered hereunder which the Corporation may have acquired in any manner whatsoever, and all Rights Certificates so delivered shall be promptly cancelled by the Rights Agent. No Rights Certificate shall be countersigned in lieu of or in exchange for any Rights Certificates cancelled as provided in Section 2.9, except as expressly permitted by this Agreement. The Rights Agent shall, subject to applicable laws, destroy all cancelled Rights Certificates and deliver a certificate of destruction to the Corporation.

2.10 Agreement of Rights Holders

Every holder of Rights, by accepting the same, consents and agrees with the Corporation and the Rights Agent and with every other holder of Rights:

(a) to be bound by and subject to the provisions of this Agreement, as amended from time to time in accordance with the terms hereof, in respect of all Rights held;

(b) that prior to the Separation Time, each Right will be transferable only together with, and will be transferred by a transfer of, the associated Common Share certificate representing such Right;

(c) that after the Separation Time, the Rights Certificates will be transferable only on the Rights Register as provided herein;

(d) that prior to due presentment of a Rights Certificate (or, prior to the Separation Time, the associated Common Share certificate) for registration of transfer, the Corporation, the Rights Agent and any agent of the Corporation or the Rights Agent may deem and treat the Person in whose name the Rights Certificate (or, prior to the Separation Time, the associated Common Share certificate) is registered as the absolute owner thereof and of the Rights evidenced thereby (notwithstanding any notations of ownership or writing on such Rights Certificate or the associated Common Share certificate made by anyone other than the Corporation or the Rights Agent) for all purposes whatsoever, and neither the Corporation nor the Rights Agent shall be affected by any notice to the contrary;

(e) that such holder of Rights has waived his right to receive any fractional Rights or any fractional shares or other securities upon exercise of a Right (except as provided herein);

(f) that notwithstanding anything in this Agreement to the contrary, neither the Corporation nor the Rights Agent shall have any liability to any holder of a Right or any other Person as a result of its inability to perform any of its obligations under this Agreement by reason of any preliminary or permanent injunction or other order, decree or ruling issued by a court of competent jurisdiction or by a governmental, regulatory or administrative agency or commission, or any statute, rule, regulation or executive order promulgated or enacted by any governmental authority, prohibiting or otherwise restraining performance of such obligation; and

(g) that, subject to the provisions of Section 5.4, without the approval of any holder of Rights or Voting Shares and upon the sole authority of the Board of Directors, this Agreement may be supplemented or amended from time to time to cure any ambiguity or to correct or supplement any provision contained herein which may be inconsistent with the intent of this Agreement or is otherwise defective, as provided herein.

2.11 <u>Rights Certificate Holder Not Deemed a Shareholder</u>

No holder, as such, of any Rights or Rights Certificate shall be entitled to vote, receive dividends or be deemed for any purpose whatsoever the holder of any Common Share or any other share or security of the Corporation which may at any time be issuable on the exercise of the Rights represented thereby, nor shall anything contained herein or in any Rights Certificate be construed or deemed or confer upon the holder of any Right or Rights Certificate, as such, any right, title, benefit or privilege of a holder of Common Shares or any other shares or securities of the Corporation or any right to vote at any meeting of shareholders of the Corporation whether for the election of directors or otherwise or upon any matter submitted to holders of Common Shares or any other shares of the Corporation at any meeting thereof, or to

give or withhold consent to any action of the Corporation, or to receive notice of any meeting or other action affecting any holder of Common Shares or any other shares of the Corporation except as expressly provided herein, or to receive dividends, distributions or subscription rights, or otherwise, until the Right or Rights evidenced by Rights Certificates shall have been duly exercised in accordance with the terms and provisions hereof.

ARTICLE 3 - ADJUSTMENTS TO THE RIGHTS IN THE EVENT OF CERTAIN TRANSACTIONS

3.1 Flip-in Event

(a) Subject to Subsection 3.1(b) and Section 5.1, in the event that prior to the Expiration Time a Flip-in Event shall occur, each Right shall constitute, effective at the close of business on the eighth Trading Day after the Stock Acquisition Date, the right to purchase from the Corporation, upon exercise thereof in accordance with the terms hereof, that number of Common Shares having an aggregate Market Price on the date of consummation or occurrence of such Flip-in Event equal to twice the Exercise Price for an amount in cash equal to the Exercise Price (such right to be appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 in the event that after the consummation or occurrence or event, an event of a type analogous to any of the events described in Section 2.3 shall have occurred).

(b) Notwithstanding anything in this Agreement to the contrary, upon the occurrence of any Flip-in Event, any Rights that are or were Beneficially Owned on or after the earlier of the Separation Time or the Stock Acquisition Date by:

(i) an Acquiring Person (or any Affiliate or Associate of an Acquiring Person or any Person acting jointly or in concert with an Acquiring Person or any Affiliate or Associate of an Acquiring Person); or

(ii) a transferee of Rights, directly or indirectly, from an Acquiring Person (or any Affiliate or Associate of an Acquiring Person or any Person acting jointly or in concert with an Acquiring Person or any Affiliate or Associate of an Acquiring Person), where such transferee becomes a transferee concurrently with or subsequent to the Acquiring Person becoming such in a transfer that the Board of Directors has determined is part of a plan, arrangement or scheme of an Acquiring Person (or any Affiliate or Associate of an Acquiring Person or any Person acting jointly or in concert with an Acquiring Person or any Associate or Affiliate of an Acquiring Person), that has the purpose or effect of avoiding Clause 3.1(b)(i),

shall become null and void without any further action, and any holder of such Rights (including transferees) shall thereafter have no right to exercise such Rights under any provision of this Agreement and further shall thereafter not have

any other rights whatsoever with respect to such Rights, whether under any provision of this Agreement or otherwise.

(c) From and after the Separation Time, the Corporation shall do all such acts and things as shall be necessary and within its power to ensure compliance with the provisions of Section 3.1, including without limitation, all such acts and things as may be required to satisfy the requirements of the *Business Corporations Act* (Alberta), the *Securities Act* (Ontario) and the securities laws or comparable legislation of each of the provinces of Canada and of the United States and each of the states thereof in respect of the issue of Common Shares upon the exercise of Rights in accordance with this Agreement.

(d) Any Rights Certificate that represents Rights Beneficially Owned by a Person described in either Clause 3.1(b)(i) or (ii) or transferred to any nominee of any such Person, and any Rights Certificate issued upon transfer, exchange, replacement or adjustment of any other Rights Certificate referred to in this sentence, shall contain the following legend:

> The Rights represented by this Rights Certificate were issued to a Person who was an Acquiring Person or an Affiliate or an Associate of an Acquiring Person (as such terms are defined in the Rights Agreement) or a Person who was acting jointly or in concert with an Acquiring Person or an Affiliate or Associate of an Acquiring Person. This Rights Certificate and the Rights represented hereby are void or shall become void in the circumstances specified in Subsection 3.1(b) of the Rights Agreement.

Provided, however, that the Rights Agent shall not be under any responsibility to ascertain the existence of facts that would require the imposition of such legend but shall impose such legend only if instructed to do so by the Corporation in writing or if a holder fails to certify upon transfer or exchange in the space provided on the Rights Certificate that such holder is not a Person described in such legend.

ARTICLE 4 - THE RIGHTS AGENT

4.1 <u>General</u>

(a) the Corporation hereby appoints the Rights Agent to act as agent for the Corporation and the holders of the Rights in accordance with the terms and conditions hereof, and the Rights Agent hereby accepts such appointment. the Corporation may from time to time appoint such co-Rights Agents ("Co-Rights Agents") as it may deem necessary or desirable. In the event the Corporation appoints one or more Co-Rights Agents, the respective duties of the Rights Agent and Co-Rights Agents shall be as the Corporation may determine. the Corporation also agrees to indemnify the Rights Agent for, and to hold it

harmless against, any loss, liability, or expense, incurred without negligence, bad faith or wilful misconduct on the part of the Rights Agent, for anything done or omitted by the Rights Agent in connection with the acceptance and administration of this Agreement, including the costs and expenses of defending against any claim of liability, which right to indemnification will survive the termination of this Agreement and the resignation or removal of the Rights Agent.

(b) The Rights Agent shall be protected and shall incur no liability for or in respect of any action taken, suffered or omitted by it in connection with its administration of this Agreement in reliance upon any certificate for Common Shares, Rights Certificate, certificate for other securities of the Corporation, instrument of assignment or transfer, power of attorney, endorsement, affidavit, letter, notice, direction, consent, certificate, statement, or other paper or document believed by it to be genuine and to be signed, executed and, where necessary, verified or acknowledged, by the proper Person or Persons.

4.2 <u>Merger, Amalgamation or Consolidation or Change of Name of Rights Agent</u>

(a) Any corporation into which the Rights Agent may be merged or amalgamated or with which it may be consolidated, or any corporation resulting from any merger, amalgamation, statutory arrangement or consolidation to which the Rights Agent is a party, or any corporation succeeding to the shareholder or stockholder services business of the Rights Agent, will be the successor to the Rights Agent under this Agreement without the execution or filing of any paper or any further act on the part of any of the parties hereto, provided that such corporation would be eligible for appointment as a successor Rights Agent under the provisions of Section 4.4 hereof. In case at the time such successor Rights Agent succeeds to the agency created by this Agreement any of the Rights Certificates have been countersigned but not delivered, any successor Rights Agent may adopt the countersignature of the predecessor Rights Agent and deliver such Rights Certificates so countersigned; and in case at that time any of the Rights have not been countersigned, any successor Rights Agent may countersign such Rights Certificates in the name of the predecessor Rights Agent or in the name of the successor Rights Agent; and in all such cases such Rights Certificates will have the full force provided in the Rights Certificates and in this Agreement.

(b) In case at any time the name of the Rights Agent is changed and at such time any of the Rights Certificates shall have been countersigned but not delivered, the Rights Agent may adopt the countersignature under its prior name and deliver Rights Certificates so countersigned; and in case at that time any of the Right Certificates shall not have been countersigned, the Rights Agent may countersign such Rights Certificates either in its prior name or in its changed name; and in all such cases such Right Certificates shall have the full force provided in the Right Certificates and in this Agreement.

4.3 Duties of Rights Agent

The Rights Agent undertakes the duties and obligations imposed by this Agreement upon the following terms and conditions, all of which the Corporation and the holders of certificates for Common Shares and Rights Certificates, by their acceptance thereof, shall be bound:

(a) The Rights Agent may consult with legal counsel (who may be legal counsel for the Corporation) and the opinion of such counsel will be full and complete authorization and protection to the Rights Agent as to any action taken or omitted by it in good faith and in accordance with such opinion;

(b) Whenever in the performance of its duties under this Agreement, the Rights Agent deems it necessary or desirable that any fact or matter be proved or established by the Corporation prior to taking or suffering any action hereunder, such fact or matter (unless other evidence in respect thereof be herein specifically prescribed) may be deemed to be conclusively proved and established by a certificate signed by a Person believed by the Rights Agent to be the Chairman of the Board, President, any Vice President, Treasurer, Secretary, or any Assistant Secretary of the Corporation and delivered to the Rights Agent; and such certificate will be full authorization to the Rights Agent for any action taken or suffered in good faith by it under the provisions of this Agreement in reliance upon such certificate;

(c) The Rights Agent will be liable hereunder for its own negligence, bad faith or wilful misconduct;

(d) The Rights Agent will not be liable for or by reason of any of the statements of fact or recitals contained in this Agreement or in the certificates for Common Shares or the Rights Certificates (except its countersignature thereof) or be required to verify the same, but all such statements and recitals are and will be deemed to have been made by the Corporation only;

(e) The Rights Agent will not be under any responsibility in respect of the validity of this Agreement or the execution and delivery hereof (except the due authorization, execution and delivery hereof by the Rights Agent) or in respect of the validity or execution of any certificate for a Common Share or Rights Certificate (except its countersignature thereof); nor will it be responsible for any breach by the Corporation of any covenant or condition contained in this Agreement or in any Rights Certificate; nor will it be responsible for any change in the exerciseability of the Rights (including the Rights becoming void pursuant to Subsection 3.1(b) hereof) or any adjustment required under the provisions of Section 2.3 hereof or responsible for the manner, method or amount of any such adjustment or the ascertaining of the existence of facts that would require any such adjustment (except with respect to the exercise of Rights after receipt of the certificate contemplated by Section 2.3 describing any such adjustment); nor will it by any act hereunder be deemed to make any representation or warranty as to

the authorization of any Common Shares to be issued pursuant to this Agreement or any Rights or as to whether any Common Shares will, when issued, be duly and validly authorized, executed, issued and delivered and fully paid and non-assessable;

(f) The Corporation agrees that it will perform, execute, acknowledge and deliver or cause to be performed, executed, acknowledged and delivered all such further and other acts, instruments and assurances as may reasonably be required by the Rights Agent for the carrying out or performing by the Rights Agent of the provisions of this Agreement;

(g) The Rights Agent is hereby authorized and directed to accept instructions in writing with respect to the performance of its duties hereunder from any individual believed by the Rights Agent to be the Chairman of the Board, President, any Vice President, Treasurer, Secretary or any Assistant Secretary of the Corporation, and to apply to such individuals for advice or instructions in connection with its duties, and it shall not be liable for any action taken or suffered by it in good faith in accordance with instructions of any such individual;

(h) The Rights Agent and any shareholder or stockholder, director, officer or employee of the Rights Agent may buy, sell or deal in Common Shares, Rights or other securities of the Corporation or become pecuniarily interested in any transaction in which the Corporation may be interested, or contract with or lend money to the Corporation or otherwise act as fully and freely as though it were not Rights Agent under this Agreement. Nothing herein shall preclude the Rights Agent from acting in any other capacity for the Corporation or for any other legal entity; and

(i) The Rights Agent may execute and exercise any of the rights or powers hereby vested in it or perform any duty hereunder either itself or by or through its attorneys or agents, and the Rights Agent will not be answerable or accountable for any act, default, neglect or misconduct of any such attorneys or agents or for any loss to the Corporation resulting from any such act, default, neglect or misconduct, provided reasonable care was exercised in the selection and continued employment thereof.

4.4 <u>Change of Rights Agent</u>

The Rights Agent may resign and be discharged from its duties under this Agreement upon 60 days' notice (or such lesser notice as is acceptable to the Corporation) in writing mailed to the Corporation and to each transfer agent of Common Shares by registered or certified mail. The Corporation may remove the Rights Agent upon 30 days' notice in writing, mailed to the Rights Agent and to each transfer agent of the Common Shares by registered or certified mail. If the Rights Agent should resign or be removed or otherwise become incapable of acting, the Corporation will appoint a successor to the Rights Agent. If the Corporation fails to make such appointment within a period of 30 days after such removal or after it has been

notified in writing of such resignation or incapacity by the resigning or incapacitated Rights Agent, then by prior written notice to the Corporation the resigning Rights Agent or the holder of any Rights (which holder shall, with such notice, submit such holder's Rights Certificate, if any, for inspection by the Corporation), may apply to any court of competent jurisdiction for the appointment of a new Rights Agent. Any successor Rights Agent, whether appointed by the Corporation or by such a court, shall be a corporation incorporated under the laws of Canada or a province thereof authorized to carry on the business of a trust company in the Province of Alberta. After appointment, the successor Rights Agent will be vested with the same powers, rights, duties and responsibilities as if it had been originally named as Rights Agent without further act or deed; but the predecessor Rights Agent shall deliver and transfer to the successor Rights Agent any property at the time held by it hereunder, and execute and deliver any further assurance, conveyance, act or deed necessary for the purpose. Not later than the effective date of any such appointment, the Corporation will file notice thereof in writing with the predecessor Rights Agent and each transfer agent of the Common Shares, and mail a notice thereof in writing to the holders of the Rights in accordance with Section 6.9. Failure to give any notice provided for in Section 4.4, however, or any defect therein, shall not affect the legality or validity of the resignation or removal of the Rights Agent or the appointment of any successor Rights Agent, as the case may be.

ARTICLE 5 - MISCELLANEOUS

5.1 **<u>Redemption and Waiver</u>**

(a) The Board of Directors acting in good faith may, until the occurrence of a Flip-in Event, upon prior written notice delivered to the Rights Agent, determine to waive the application of Section 3.1 to a particular Flip-in Event that would result from a Take-over Bid made by way of take-over bid circular to all holders of Voting Shares of a class (which for greater certainty shall not include the circumstances described in Subsection 5.1(h)); provided that if the Board of Directors waives the application of Section 3.1 to a particular Flip-in Event pursuant to this Subsection 5.1(a), the Board of Directors shall be deemed to have waived the application of Section 3.1 to any other Flip-in Event occurring by reason of any Take-over Bid which is made by means of a take-over bid circular to all holders of Voting Shares prior to the expiry of any Take-over Bid in respect of which a waiver is, or is deemed to have been, granted under this Subsection 5.1(a).

(b) Subject to the prior consent of the holders of the Voting Shares or the Rights obtained as set forth in Subsection 5.4(b) or (c), the Board of Directors acting in good faith may, at its option, at any time prior to the provisions of Section 3.1 becoming applicable as a result of the occurrence of a Flip-in Event, elect to redeem all but not less than all of the outstanding Rights at a redemption price of $0.001 per Right appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 if an event of the type analogous to any of the events described in Section 2.3 shall have occurred (such redemption price being herein referred to as the "Redemption Price").

(c) Where a Person acquires pursuant to a Permitted Bid, a Competing Permitted Bid or an Exempt Acquisition under Subsection 5.1(a) outstanding Voting Shares, other than Voting Shares Beneficially Owned at the date of the Permitted Bid, the Competing Permitted Bid or the Exempt Acquisition under Subsection 5.1(a) by such Person, then the Board of Directors shall immediately upon the consummation of such acquisition without further formality and without any approval under Subsection 5.4(b) or (c) be deemed to have elected to redeem the Rights at the Redemption Price.

(d) Where a Take-over Bid that is not a Permitted Bid Acquisition is withdrawn or otherwise terminated after the Separation Time has occurred and prior to the occurrence of a Flip-in Event, the Board of Directors may elect to redeem all the outstanding Rights at the Redemption Price.

(e) If the Board of Directors is deemed under Subsection 5.1(c) to have elected, or elects under either of Subsection 5.1(b) or (d), to redeem the Rights, the right to exercise the Rights will thereupon, without further action and without notice, terminate and the only right thereafter of the holders of Rights shall be to receive the Redemption Price.

(f) Within 10 days after the Board of Directors is deemed under Subsection 5.1(c) to have elected, or elects under Subsection 5.1(b) or (d), to redeem the Rights, the Corporation shall give notice of redemption to the holders of the then outstanding Rights by mailing such notice to each such holder at his last address as it appears upon the registry books of the Rights Agent or, prior to the Separation Time, on the registry books of the transfer agent for the Voting Shares.

(g) Upon the Rights being redeemed pursuant to Subsection 5.1(d), all the provisions of this Agreement shall continue to apply as if the Separation Time had not occurred and Rights Certificates representing the number of Rights held by each holder of record of Common Shares as of the Separation Time had not been mailed to each such holder and for all purposes of this Agreement the Separation Time shall be deemed not to have occurred.

(h) The Board of Directors may waive the application of Section 3.1 in respect of the occurrence of any Flip-in Event if the Board of Directors has determined within eight Trading Days following a Stock Acquisition Date that a Person became an Acquiring Person by inadvertence and without any intention to become, or knowledge that it would become, an Acquiring Person under this Agreement and, in the event that such a waiver is granted by the Board of Directors, such Stock Acquisition Date shall be deemed not to have occurred. Any such waiver pursuant to this Subsection 5.1(h) must be on the condition that such Person, within 14 days after the foregoing determination by the Board of Directors or such earlier or later date as the Board of Directors may determine (the "Disposition Date"), has reduced its Beneficial Ownership of Voting Shares such that the Person is no longer an Acquiring Person. If the Person remains an

Acquiring Person at the close of business on the Disposition Date, the Disposition Date shall be deemed to be the date of occurrence of a further Stock Acquisition Date and Section 3.1 shall apply thereto.

5.2 **Expiration**

No Person shall have any rights whatsoever pursuant to this Agreement or in respect of any Right after the Expiration Time, except the Rights Agent as specified in Subsection 4.1(a) of this Agreement.

5.3 **Issuance of New Rights Certificates**

Notwithstanding any of the provisions of this Agreement or of the Rights to the contrary, the Corporation may, at its option, issue new Rights Certificates evidencing Rights in such form as may be approved by the Board of Directors to reflect any adjustment or change in the number or kind or class of securities purchasable upon exercise of Rights made in accordance with the provisions of this Agreement.

5.4 **Supplements and Amendments**

(a) the Corporation may make amendments to this Agreement to correct any clerical or typographical error or, subject to Subsection 5.4(e), which are required to maintain the validity of this Agreement as a result of any change in any applicable legislation, rules or regulations thereunder. Notwithstanding anything in this Section 5.4 to the contrary, no such amendment shall be made to the provisions of Article 4 except with the written concurrence of the Rights Agent to such supplement or amendment.

(b) Subject to Section 5.4(a), the Corporation may, with the prior consent of the holders of Voting Shares obtained as set forth below, at any time before the Separation Time, amend, vary or rescind any of the provisions of this Agreement and the Rights (whether or not such action would materially adversely affect the interests of the holders of Rights generally). Such consent shall be deemed to have been given if provided by the holders of Voting Shares at a Special Meeting, which Special Meeting shall be called and held in compliance with applicable laws and regulatory requirements and the requirements in the articles and by-laws of the Corporation. Subject to compliance with any requirements imposed by the foregoing, consent shall be given if the proposed amendment, variation or rescission is approved by the affirmative vote of a majority of the votes cast by Independent Shareholders present or represented in person or by proxy at and entitled to be voted at the Special Meeting.

(c) the Corporation may, with the prior consent of the holders of Rights obtained as set forth below, at any time after the Separation Time and before the Expiration Time, amend, vary or rescind any of the provisions of this Agreement and the Rights (whether or not such action would materially adversely affect the interests of the holders of Rights generally), provided that no such amendment, variation or deletion shall be made to the provisions of Article 4 except with the written

concurrence of the Rights Agent thereto. Such consent shall be deemed to have been given if provided by the holders of Rights at a Rights Holders' Special Meeting, which Rights Holders' Special Meeting shall be called and held in compliance with applicable laws and regulatory requirements and, to the extent possible, with the requirements in the articles and by-laws of the Corporation applicable to meetings of holders of Voting Shares, applied mutatis mutandis. Subject to compliance with any requirements imposed by the foregoing, consent shall be given if the proposed amendment, variation or rescission is approved by the affirmative vote of a majority of the votes cast by holders of Rights (other than holders of Rights whose Rights have become null and void pursuant to Subsection 3.1(b)), represented in person or by proxy at and entitled to be voted at the Rights Holders' Special Meeting.

(d) Any approval of the holders of Rights shall be deemed to have been given if the action requiring such approval is authorized by the affirmative votes of the holders of Rights present or represented at and entitled to be voted at a meeting of the holders of Rights and representing a majority of the votes cast in respect thereof. For the purposes hereof, each outstanding Right (other than Rights which are void pursuant to the provisions hereof) shall be entitled to one vote, and the procedures for the calling, holding and conduct of the meeting shall be those, as nearly as may be, which are provided in the Corporation's by-laws and the *Business Corporations Act* (Alberta) with respect to meetings of shareholders of the Corporation.

(e) Any amendments made by the Corporation to this Agreement pursuant to Subsection 5.4(a) which are required to maintain the validity of this Agreement as a result of any change in any applicable legislation, rule or regulation thereunder shall:

   (i) if made before the Separation Time, be submitted to the shareholders of the Corporation at the next meeting of shareholders and the shareholders may, by the majority referred to in Subsection 5.4(b), confirm or reject such amendment;

   (ii) if made after the Separation Time, be submitted to the holders of Rights at a meeting to be called for on a date not later than immediately following the next meeting of shareholders of the Corporation and the holders of Rights may, by resolution passed by the majority referred to in Subsection 5.4(d), confirm or reject such amendment.

Any such amendment shall be effective from the date of the resolution of the Board of Directors adopting such amendment, until it is confirmed or rejected or until it ceases to be effective (as described in the next sentence) and, where such amendment is confirmed, it continues in effect in the form so confirmed. If such amendment is rejected by the shareholders or the holders of Rights or is not submitted to the shareholders or holders of Rights as required, then such amendment shall cease to be effective from and after the termination of the meeting at which it was rejected or to which it should have been but

was not submitted or from and after the date of the meeting of holders of Rights that should have been but was not held, and no subsequent resolution of the Board of Directors to amend this Agreement to substantially the same effect shall be effective until confirmed by the shareholders or holders of Rights as the case may be.

5.5 **Fractional Rights and Fractional Shares**

(a) the Corporation shall not be required to issue fractions of Rights or to distribute Rights Certificates which evidence fractional Rights. After the Separation Time, in lieu of issuing fractional Rights, the Corporation shall pay to the holders of record of the Rights Certificates (provided the Rights represented by such Rights Certificates are not void pursuant to the provisions of Subsection 3.1(b), at the time such fractional Rights would otherwise be issuable), an amount in cash equal to the fraction of the Market Price of one whole Right that the fraction of a Right that would otherwise be issuable is of one whole Right.

(b) the Corporation shall not be required to issue fractions of Common Shares upon exercise of Rights or to distribute certificates which evidence fractional Common Shares. In lieu of issuing fractional Common Shares, the Corporation shall pay to the registered holders of Rights Certificates, at the time such Rights are exercised as herein provided, an amount in cash equal to the fraction of the Market Price of one Common Share that the fraction of a Common Share that would otherwise be issuable upon the exercise of such Right is of one whole Common Share at the date of such exercise.

5.6 **Rights of Action**

Subject to the terms of this Agreement, all rights of action in respect of this Agreement, other than rights of action vested solely in the Rights Agent, are vested in the respective holders of the Rights. Any holder of Rights, without the consent of the Rights Agent or of the holder of any other Rights, may, on such holder's own behalf and for such holder's own benefit and the benefit of other holders of Rights, enforce, and may institute and maintain any suit, action or proceeding against the Corporation to enforce such holder's right to exercise such holder's Rights or Rights to which such holder is entitled, in the manner provided in such holder's Rights Certificate and in this Agreement. Without limiting the foregoing or any remedies available to the holders of Rights, it is specifically acknowledged that the holder of Rights would not have an adequate remedy at law for any breach of this Agreement and will be entitled to specific performance of the obligations under, and injunctive relief against actual or threatened violations of the obligations of any Person subject to, this Agreement.

5.7 **Regulatory Approvals**

Any obligation of the Corporation or action or event contemplated by this Agreement shall be subject to the receipt of any requisite approval or consent from any governmental or regulatory authority, and without limiting the generality of the foregoing, necessary approvals of the Toronto Stock Exchange shall be obtained, such as to the issuance of Common Shares upon the exercise of Rights under Subsection 2.2(d).

5.8 **Declaration as to Non-Canadian or Non-U.S. Holders**

If in the opinion of the Board of Directors (who may rely upon the advice of counsel) any action or event contemplated by this Agreement would require compliance by the Corporation with the securities laws or comparable legislation of a jurisdiction outside Canada, the Board of Directors acting in good faith shall take such actions as it may deem appropriate to ensure such compliance. In no event shall the Corporation or the Rights Agent be required to issue or deliver Rights or securities issuable on exercise of Rights to persons who are citizens, residents or nationals of any jurisdiction other than Canada or the United States, in which such issue or delivery would be unlawful without registration of the relevant Persons or securities for such purposes.

5.9 **Notices**

(a) Notices or demands authorized or required by this Agreement to be given or made by the Rights Agent or by the holder of any Rights to or on the Corporation shall be sufficiently given or made if delivered, sent by registered or certified mail, postage prepaid (until another address is filed in writing with the Rights Agent), or sent by facsimile or other form of recorded electronic communication, charges prepaid and confirmed in writing, as follows:

the Corporation
2891 Sunridge Way, NE
Calgary, AB T1Y 7K7

Attention: President

Telecopy No.: (403) 273-9133

(b) Notices or demands authorized or required by this Agreement to be given or made by the Corporation or by the holder of any Rights to or on the Rights Agent shall be sufficiently given or made if delivered, sent by registered or certified mail, postage prepaid (until another address is filed in writing with the Corporation), or sent by facsimile or other form of recorded electronic communication, charges prepaid, and confirmed in writing, as follows:

Computershare Trust Company of Canada
600, 530 - 8th Avenue SW
Calgary, AB T2P 3S8

Attention: Manager, Client Services

Telecopy No.: (403) 267-6529

(c) Notices or demands authorized or required by this Agreement to be given or made by the Corporation or the Rights Agent to or on the holder of any Rights shall be sufficiently given or made if delivered or sent by registered or certified

mail, postage prepaid, addressed to such holder at the address of such holder as it appears upon the register of the Rights Agent or, prior to the Separation Time, on the register of the Corporation for its Common Shares. Any notice which is mailed or sent in the manner herein provided shall be deemed given, whether or not the holder receives the notice.

(d) Any notice given or made in accordance with Section 5.9 shall be deemed to have been given and to have been received on the day of delivery, if so delivered, on the third Business Day (excluding each day during which there exists any general interruption of postal service due to strike, lockout or other cause) following the mailing thereof, if so mailed, and on the day of telegraphing, telecopying or sending of the same by other means of recorded electronic communication (provided such sending is during the normal business hours of the addressee on a Business Day and if not, on the first Business Day thereafter). Each of the Corporation and the Rights Agent may from time to time change its address for notice by notice to the other given in the manner aforesaid.

5.10 <u>Costs of Enforcement</u>

the Corporation agrees that if the Corporation fails to fulfil any of its obligations pursuant to this Agreement, then the Corporation will reimburse the holder of any Rights for the costs and expenses (including legal fees) incurred by such holder to enforce his rights pursuant to any Rights or this Agreement.

5.11 <u>Successors</u>

All the covenants and provisions of this Agreement by or for the benefit of the Corporation or the Rights Agent shall bind and enure to the benefit of their respective successors and assigns hereunder.

5.12 <u>Benefits of this Agreement</u>

Nothing in this Agreement shall be construed to give to any Person other than the Corporation, the Rights Agent and the holders of the Rights any legal or equitable right, remedy or claim under this Agreement; further, this Agreement shall be for the sole and exclusive benefit of the Corporation, the Rights Agent and the holders of the Rights.

5.13 <u>Governing Law</u>

This Agreement and each Right issued hereunder shall be deemed to be a contract made under the laws of the Province of Alberta and for all purposes shall be governed by and construed in accordance with the laws of such Province applicable to contracts to be made and performed entirely within such Province.

5.14 <u>Severability</u>

If any term or provision hereof or the application thereof to any circumstance shall, in any jurisdiction and to any extent, be invalid or unenforceable, such term or provision

shall be ineffective only as to such jurisdiction and to the extent of such invalidity or unenforceability in such jurisdiction without invalidating or rendering unenforceable or ineffective the remaining terms and provisions hereof in such jurisdiction or the application of such term or provision in any other jurisdiction or to circumstances other than those as to which it is specifically held invalid or unenforceable.

5.15 Effective Date and Confirmation

This Agreement shall be effective and in full force and effect in accordance with its terms from and after the Effective Date. The Corporation shall present this Agreement for confirmation and ratification by the common shareholders of the Corporation within six months of the Effective Date; if the Agreement is not so confirmed and ratified or is not presented for confirmation at any such meeting, this Agreement and all outstanding Rights shall terminate and be void and of no further force and effect on and from the close of business on that date which is the earlier of the date of termination of the meeting called to consider the confirmation and ratification of this Agreement and the date that is six months from the Effective Date; provided, that termination shall not occur if a Flip in Event has occurred (other than a Flip in Event which has been waived pursuant to Subsection 5.1(a) hereof), prior to the date upon which this Agreement would otherwise terminate pursuant to this Section 5.15.

5.16 Reconfirmation

This Agreement must be reconfirmed and approved by a resolution passed by a majority of greater than 50 per cent of the votes cast by all holders of Voting Shares who vote in respect of such reconfirmation and approval at a meeting of holders of Voting Shares to be held not earlier than January 1, 2008 and not later than the date on which the 2008 annual meeting of holders of Voting Shares terminates and thereafter at such a meeting to be held, *mutatis mutandis,* every three years thereafter. If the Agreement is not so reconfirmed and approved or is not presented for reconfirmation at any such meeting, this Agreement and all outstanding Rights shall terminate and be void and of no further force and effect on and from the close of business on that date which is the earlier of the date of termination of the meeting called to consider the reconfirmation and approval of this Agreement and the date of termination of the annual meeting of holders of Voting Shares in the applicable year; provided, that termination shall not occur if a Flip-in Event has occurred (other than a Flip-in Event which has been waived pursuant to Subsection 5.1(a) hereof), prior to the date upon which this Agreement would otherwise terminate pursuant to this Section 5.16.

5.17 Actions by the Board of Directors

All actions, calculations and determinations (including all omissions with respect to the foregoing) which are done or made by the Board of Directors in good faith for the purposes hereof shall not subject the Board of Directors or any director of the Corporation to any liability to the holders of the Rights Certificates.

5.18 Time of the Essence

Time shall be of the essence in this Agreement.

5.19 Execution in Counterparts

This Agreement may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed this 21st day of March, 2005, with effect as of March 21, 2005.

WI-LAN INC.

By: ______________________

By: ______________________

COMPUTERSHARE TRUST COMPANY OF CANADA

By: ______________________

By: ______________________

EXECUTION COPY

ACQUISITION AGREEMENT

AMONG

Wi-LAN INC.

AND

TRI-VISION INTERNATIONAL LTD./LTÉE

AND

Wi-LAN ACQUISITION INC.

May 11, 2007

OTTAWA 821220.7
1101797

ACQUISITION AGREEMENT

THIS ACQUISITION AGREEMENT dated May 11, 2007,

A M O N G:

Wi-LAN INC., a corporation existing under the Alberta *Business Corporations Act* (**"Parent"**),

\- and -

Wi-LAN ACQUISITION INC., a corporation existing under the *Business Corporations Act* (Ontario) and a wholly-owned subsidiary of Parent (**"Acquisition Sub"**),

\- and -

TRI-VISION INTERNATIONAL LTD./LTÉE, a corporation existing under the *Business Corporations Act* (Ontario) (**"Tri-Vision"**),

RECITALS

A. Upon the terms and subject to the conditions of this Agreement and in accordance with the *Business Corporations Act* (Ontario), Parent, Acquisition Sub and Tri-Vision intend to enter into a business combination transaction by way of amalgamation.

B. The Board of Directors of Tri-Vision (i) has determined that the Amalgamation (as defined in Article 1) and the other transactions contemplated herein are fair to, and in the best interests of, Tri-Vision and its shareholders, (ii) has approved this Agreement, the Amalgamation and the other transactions contemplated herein, and (iii) has determined, subject to its fiduciary duties, to recommend that the shareholders of Tri-Vision adopt and approve this Agreement and approve the Amalgamation.

C. Concurrently with the execution of this Agreement, and as a condition and inducement to Parent's willingness to enter into this Agreement, certain shareholders of Tri-Vision are entering into a Voting and Lock-Up Agreement in substantially the form attached hereto as Schedule A.

THIS AGREEMENT WITNESSES THAT, in consideration of the respective covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), and intending to be legally bound hereby, Parent, Acquisition Sub and Tri-Vision hereby agree as follows:

ARTICLE 1
INTERPRETATION

1.1 Definitions

In this Agreement, unless the context otherwise requires:

"**Acquisition Proposal**" means any amalgamation, arrangement, share exchange, business combination, take-over bid, merger, re-capitalization, restructuring, liquidation, sale or similar transaction involving Tri-Vision or other disposition of all or substantially all of the assets of Tri-Vision or similar transaction which would, if completed, constitute an acquisition or change of control of Tri-Vision or would, if completed, result in the sale or other disposition of all or substantially all of the assets of Tri-Vision, in a single transaction or a series of related transactions involving Tri-Vision and/or its subsidiaries, or a proposal or offer (binding or non-binding, oral or written, conditional or unconditional, or otherwise) or communication, announcement or other indication of an intention to do any of the foregoing, or any amendment or modification or proposed amendment or modification of any of the foregoing, excluding the Amalgamation or any transaction to which Parent or an affiliate of Parent is a party;

"**affiliate**" has the meaning ascribed thereto in the Securities Act;

"**Amalgamation**" means the amalgamation of Acquisition Sub, Tri-Vision and certain wholly-owned subsidiaries of Tri-Vision pursuant to the provisions of the OBCA on the terms and subject to the conditions set out in the Amalgamation Agreement, subject to any amendments or variations thereto in accordance with this Agreement;

"**Amalgamation Agreement**" means an amalgamation agreement providing for the Amalgamation, to be substantially in the form set out in Schedule D hereto;

"**Amalgamation Resolution**" means the special resolution of the Tri-Vision Shareholders to be considered at the Meeting, to be substantially in the form set out in Schedule B hereto;

"**Articles of Amalgamation**" means the articles of amalgamation of Acquisition Sub, Tri-Vision and certain wholly-owned subsidiaries of Tri-Vision in respect of the Amalgamation that are required by the OBCA to be filed with the Director;

"**business day**" means any day, other than a Saturday, a Sunday or a statutory holiday in Ottawa, Ontario, Canada;

"**Canadian Securities Administrators**" means the securities regulatory authorities in each of the provinces of Canada;

"**Certificate of Amalgamation**" means the certificate of amalgamation giving effect to the Amalgamation, issued pursuant to subsection 178(4) of the OBCA;

"***Circular***" *means the notice of the meeting and accompanying management proxy* circular and other materials to be sent by Tri-Vision to Tri-Vision Shareholders in connection with the Meeting;

"**Contract**" means any contract, agreement, license, franchise, lease, arrangement, commitment, understanding or other right or obligation to which Tri-Vision or any of its subsidiaries is a party or by which Tri-Vision or any of its subsidiaries is bound or affected or to which any of their respective properties or assets is subject;

"**control**", and any derivation thereof, means the possession, directly or indirectly, of the power to elect a majority of the members of the board of directors, in the case of a corporation, and, in the case of any other person, the power to direct the management or business of the person;

"**Director**" means the Director appointed pursuant to section 278 of the OBCA;

"**Dissent Rights**" means the rights of dissent pursuant to section 185 of the OBCA in respect of the Amalgamation;

"**Effective Date**" means the date of the Certificate of Amalgamation;

"**Effective Time**" means 9:00 a.m. (Ottawa time) on the Effective Date;

"**Environmental Condition**" means the presence of any Hazardous Substance in material breach of any Environmental Laws, or in quantities or conditions which exceed criteria published in any applicable Laws, policies, standards or guidance documents of any Governmental Entity of competent jurisdiction;

"**Environmental Laws**" means all applicable Laws, including applicable civil and common laws, relating to the protection of human health and safety or pollution or protection of the environment, or relating to the regulation of Hazardous Substances;

"**Environmental Permits**" means all Permits necessary under Environmental Laws for Tri-Vision and its subsidiaries to own, lease, license and operate their properties and conduct their businesses as presently conducted;

"**Equipment Business**" has the meaning ascribed thereto in the Tri-Vision Disclosure Letter;

"**Exchange**" means the Toronto Stock Exchange;

"**Exchange Ratio**" means that fraction of one Parent Share determined by dividing $1.72 by the Parent VWAP;

"**Financial Indebtedness**" means in relation to a person (the "**debtor**"), an obligation or liability (contingent or otherwise) of the debtor (a) for borrowed money (including overdrafts and including amounts in respect of principal, premium, interest or any other sum payable in respect of borrowed money) or for the deferred purchase price of property or services, (b) under any loan, bond, note, debenture or other similar instrument or debt security, (c) under any acceptance credit, bankers' acceptance, letter of credit or other similar facilities, (d) under any conditional sale, hire purchase or title retention agreement with respect to property, under any capitalized lease arrangement, under any sale and lease back arrangement or under any lease or any other agreement having the commercial effect of a borrowing of money or treated as a finance lease or capital lease in accordance

with GAAP, (e) under any foreign exchange transaction, any interest or currency swap transaction, any fuel or commodity hedging transaction or any other kind of derivative transaction, (f) in respect of any obligation in respect of a guarantee, indemnity, bond, standby or documentary letter of credit or any other instrument issued by a bank or financial institution, (g) in respect of preferred stock (namely capital stock of any class that is preferred as to the payment of dividends or distributions, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution, over the capital stock of any other class) or redeemable capital stock (namely any class or series of capital stock that, either by its terms, by the terms of any security into which it is convertible or exchangeable or by contract or otherwise, is, or upon the happening of an event or passage of time would be, required to be redeemed on a specified date or is redeemable at the option of the holder thereof at any time, or is convertible into or exchangeable for debt securities at any time), or (h) for any amount raised under any transaction similar in nature to those described in paragraphs (a) to (g) of this definition, or otherwise having the commercial effect of borrowing money, or (i) under a guarantee, indemnity or similar obligation entered into by the debtor in respect of an obligation or liability of another person which would fall within paragraphs (a) to (h) of this definition if the references to the debtor referred to the other person; for greater certainty, Financial Indebtedness includes obligations and liabilities of another person which would fall within paragraphs (a) to (h) of this definition where such obligations or liabilities are secured by (or where such other person has a right to require that such obligations or liabilities be secured by) a security interest over any property of the debtor even though the debtor has not assumed or become liable for the payment of such obligations or liabilities or receivables sold, assigned, or discounted;

"**GAAP**" means Canadian generally accepted accounting principles;

"**Governmental Entity**" means (a) any multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body (whether or not governmental), commission, board, bureau or agency, domestic or foreign, (b) any subdivision, agent or authority of any of the foregoing or (c) any quasi-governmental or private body, including any tribunal, commission, regulatory agency or self-regulatory organization, exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

"**Hazardous Substance**" means any pollutant, contaminant, petroleum, hydrocarbons, hazardous substance, waste, hazardous material, toxic substance, dangerous or potentially dangerous substance or dangerous good as defined, judicially interpreted or identified in, or any substance regulated pursuant to, any applicable Law;

"**Improvements**" has the meaning ascribed thereto in Section 3.1(o)(iii);

"**including**" means including without limitation, and "include" and "includes" have a corresponding meaning;

"**Intellectual Property Rights**" means: (a) all Canadian, United States, international and foreign patents and applications therefor and all reissues, divisions, divisionals, renewals, extensions, provisionals, continuations and continuations-in-part thereof, and all patents, applications, documents and filings claiming priority to or serving as a basis for priority

thereof ("**Patents**"); (b) all inventions (whether or not patentable), invention disclosures, improvements, trade secrets, proprietary information, know how, computer software programs (in both source code and object code form), technology, business methods, technical data and customer lists, tangible or intangible proprietary information, and all documentation relating to any of the foregoing; (c) all copyrights, copyrights registrations and applications therefor, and all other rights corresponding thereto throughout the world ("**Copyrights**"); (d) all industrial designs and any registrations and applications therefor throughout the world; (e) all trade names, logos, common law trademarks and service marks, trademark and service mark registrations and applications therefor throughout the world ("**Trademarks**"); (f) all databases and data collections and all rights therein throughout the world; (g) all moral and economic rights of authors and inventors, however denominated, throughout the world; (h) all Web addresses, domain names and numbers, uniform resource locators and other names and locators associated with the Internet ("**Domain Names**"); and (i) any similar or equivalent rights to any of the foregoing anywhere in the world;

"**knowledge of Tri-Vision**" means collectively, the actual knowledge of Najmul H. Siddiqui, Qamrul Siddiqui, David Garland and Tim Collings, after due inquiry;

"**Law**" or "**Laws**" means all laws (including common law), by-laws, statutes, codes, rules, regulations, principles of law and equity, orders, rulings, ordinances, judgments, injunctions, determinations, awards, decrees or other requirements and the terms and conditions of any grant of approval, permission, authority or license of any Governmental Entity or self-regulatory authority (including the Exchange), and the term "**applicable**" with respect to such Laws and in a context that refers to one or more Parties, means such laws as are applicable to such Party or its business, undertaking, property or securities and emanate from a person having jurisdiction over the Party or Parties or its or their business, undertaking, property or securities;

"**Legal Requirements**" means any and all applicable federal, state, local, municipal, foreign or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Entity;

"**Licensed Tri-Vision IP**" shall mean all Tri-Vision IP other than the Owned Tri-Vision IP;

"**Lien**" means any hypothec, mortgage, lien, charge, security interest, encumbrance and adverse right or claim;

"**Material Adverse Effect**" means, when used in connection with a person, any change, effect, event, occurrence or state of facts that is, or could reasonably be expected to be, material and adverse to the business, assets, rights, liabilities, capitalization, operations, results of operations or financial condition of that person and its subsidiaries, taken as a whole, other than (i) any change, effect, event, occurrence or state of facts resulting from the decision of the U.S. Supreme Court in KSR v. Teleflex, and (ii) any change, effect, event, occurrence or state of facts resulting from any change in the trading price or volume of the Tri-Vision Shares;

"**material fact**" has the meaning ascribed thereto in the Securities Act;

"**MD&A**" has the meaning ascribed thereto in Section 3.1(i)(i);

"**Meeting**" means the special meeting of Tri-Vision Shareholders, and all adjournments and postponements thereof, called and held to, among other things, consider and approve the Amalgamation Resolution;

"**Non-disclosure Agreement**" means the non-disclosure agreement dated March 14, 2007 between Parent and Tri-Vision providing Parent access to confidential information of Tri-Vision in connection with or relating to this Agreement and the Transactions;

"**OBCA**" means the *Business Corporations Act* (Ontario) and the regulations made thereunder, as promulgated or amended from time to time;

"**Order**" means any judgment, decision, decree, injunction, ruling, writ, assessment or order of any Governmental Entity that is binding on any person or its property under applicable Legal Requirements;

"**Outside Date**" means August 31, 2007, or such later date as may be agreed to in writing by the Parties;

"**Owned Real Property**" has the meaning ascribed thereto in Section 3.1(o)(i);

"**Owned Parent IP**" means all Intellectual Property Rights owned by, or filed in the name of, Parent or any of its subsidiaries;

"**Owned Tri-Vision IP**" means all Intellectual Property Rights owned by, or filed in the name of, Tri-Vision or any of its subsidiaries;

"**Parent Board of Directors**" means the board of directors of Parent, as constituted from time to time;

"**Parent Disclosure Letter**" means that certain letter dated as of even date herewith and delivered to Tri-Vision by Parent and as accepted by Tri-Vision;

"**Parent Financial Statements**" has the meaning ascribed thereto in Section 4.1(h);

"**Parent IP**" means all Intellectual Property Rights that are used or held for use by Parent or any of its subsidiaries in connection with the business of Parent and its subsidiaries;

"**Parent Material Contract**" has the meaning ascribed thereto in Section 4.1(p)(i);

"**Parent Plans**" has the meaning ascribed thereto in Section 4.1(r)(i);

"**Parent Public Disclosure Record**" means all documents filed on the System for Electronic Document Analysis and Retrieval (SEDAR) by Parent after October 31, 2004;

"**Parent Shares**" means the common shares in the capital of Parent;

"Parent Source Code" means all source code that is part of the Owned Parent IP or the Parent products;

"Parent VWAP" means the volume weighted average trading price of the common shares of Parent on the Exchange for 10 trading days within the 20 trading days preceding the Effective Date mutually randomly selected by Parent and Tri-Vision, provided that (i) if such volume weighted average trading price exceeds $6.51, then the Parent VWAP for the purposes of this Agreement shall be deemed to be $6.51, and (ii) if such volume weighted average trading price is less than $5.89, then the Parent VWAP for the purposes of this Agreement shall be deemed to be $5.89.

"Parties" means Parent, Acquisition Sub and Tri-Vision and **"Party"** means any of them;

"Permit" means any material license, permit, certificate, consent, order, grant, approval, classification, registration or other authorization of and from any Governmental Entity;

"person" includes an individual, partnership, limited partnership, association, body corporate, trustee, trust, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status;

"Regulatory Approvals" means those sanctions, rulings, consents, orders, exemptions, permits and other approvals (including the lapse, without objection, of a prescribed time under a statute or regulation that states that a transaction may be implemented if a prescribed time lapses following the giving of notice without an objection being made) of Governmental Entities as set out in Schedule C hereto;

"Related Party Rules" means OSC Rule 61-501 – *Insider Bids, Issuer bids, Going Private Transactions and Related Party Transactions)* and Policy Q-27 of the Québec Autorité des marchés financiers;

"Response Period" has the meaning ascribed thereto in Section 7.2(1)(b);

"Returns" means all reports, forms, elections, estimates, declarations of estimated tax, information statements and returns relating to, or required to be filed in connection with any Taxes;

"Securities Act" means the *Securities Act* (Ontario) and the rules and regulations made thereunder, as now in effect and as they may be promulgated or amended from time to time;

"Securities Laws" means the Securities Act and all other applicable Canadian provincial and territorial and United States federal and state "blue sky" securities laws, and the rules and regulations thereunder;

"Shareholder Approval" means approval of the Amalgamation Resolution by the Tri-Vision Shareholders at the Meeting;

"State Securities Laws" has the meaning ascribed thereto in Section 2.10;

"**subsidiary**" means, with respect to a specified body corporate, any body corporate of which more than 50% of the outstanding shares ordinarily entitled to elect a majority of the board of directors thereof (whether or not shares of any other class or classes shall or might be entitled to vote upon the happening of any event or contingency) are at the time owned directly or indirectly by such specified body corporate and shall include any body corporate, partnership, joint venture or other entity over which such specified body corporate exercises direction or control or which is in a like relation to a subsidiary, and, with respect to Parent, includes Acquisition Sub;

"**Superior Proposal**" has the meaning ascribed thereto in Section 7.1(1);

"**Tax Act**" means the *Income Tax Act* (Canada), as amended from time to time;

"**Taxes**" or "**Tax**" means all taxes, duties, fees, premiums, assessments, imposts, levies and withholdings, however denominated, and instalments in respect thereof, including any interest, penalties, fines or other additions that have been, are or will become payable in respect thereof, imposed by any Governmental Entity;

"**Transaction Documents**" means this Agreement, the Voting and Lock-Up Agreement and the Amalgamation Agreement;

"**Transactions**" means, collectively, the transactions contemplated herein and in the Amalgamation Agreement;

"**Tri-Vision Board of Directors**" means the board of directors of Tri-Vision, as constituted from time to time;

"**Tri-Vision Broker Warrants**" means warrants issued effective January 11, 2007 to Wellington West Capital Markets Inc. to purchase 184,620 units of Tri-Vision at a price of $1.30 per unit, with each unit consisting of one Tri-Vision Share and one-half of one warrant to acquire a further Tri-Vision Share at a price of $1.60;

"**Tri-Vision Disclosure Letter**" means that certain letter dated as of even date herewith and delivered to Parent by Tri-Vision and as accepted by Parent;

"**Tri-Vision Financial Statements**" has the meaning ascribed thereto in Section 3.1(i);

"**Tri-Vision IP**" means all Intellectual Property Rights that are used or held for use by Tri-Vision or any of its subsidiaries in connection with the business of Tri-Vision and its subsidiaries;

"**Tri-Vision Licences**" means licences by Tri-Vision or its subsidiaries of the Tri-Vision V-chip Patents to third party customers;

"**Tri-Vision Material Contract**" has the meaning ascribed hereto in Section 3.1(q) of this Agreement;

"**Tri-Vision Material Purchase Orders**" has the meaning ascribed thereto in Section 3.1(q)(ii);

"**Tri-Vision Plans**" has the meaning ascribed thereto in Section 3.1(s);

"**Tri-Vision Public Disclosure Record**" means, collectively, all documents published or filed by Tri-Vision with the Canadian Securities Administrators during the three years prior to the date of this Agreement regardless of whether or not such document is required to be published or filed under Securities Laws;

"**Tri-Vision Shareholders**" means the registered holders of Tri-Vision Shares;

"**Tri-Vision Shares**" means the common shares in the capital of Tri-Vision;

"**Tri-Vision Source Code**" means all source code that is part of the Owned Tri-Vision IP or the Tri-Vision products;

"**Tri-Vision Stock Option**" means an option that is outstanding immediately prior to the Effective Date, to acquire Tri-Vision Shares pursuant to an option granted under the Tri-Vision Stock Option Plan;

"**Tri-Vision Stock Option Plan**" mean Tri-Vision's Stock Option Plan which permits grants of stock options to directors, officers and employees of and consultants to Tri-Vision and its subsidiaries;

"**Tri-Vision Warrants**" means the warrants issued effective January 11, 2007 to purchase 1,538,500 Tri-Vision Shares at a price of $1.60 per share, exercisable until July 11, 2008;

"**Tri-Vision V-chip Patents**" has the meaning ascribed thereto in the Tri-Vision Disclosure Letter;

"**Voting and Lock-Up Agreement**" means the voting and lock-up agreement, in the form set forth in Schedule A entered into by Parent with Najmul H. Siddiqui, Qamrul H. Siddiqui and Tim Collings on or about the date of this Agreement.

1.2 Interpretation Not Affected by Headings

The division of this Agreement into Articles, Sections, subsections and paragraphs and the insertion of headings are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement. Unless the contrary intention appears, references in this Agreement to an Article, Section, subsection, paragraph or Schedule by number or letter or both refer to the Article, Section, subsection, paragraph or Schedule, respectively, bearing that designation in this Agreement.

1.3 Number and Gender

In this Agreement, unless the contrary intention appears, words importing the singular include the plural and vice versa, and words importing gender include all genders.

1.4 Date for Any Action

If the date on which any action is required to be taken hereunder by a Party is not a business day, such action shall be required to be taken on the next succeeding day which is a business day.

1.5 Currency

Unless otherwise stated, all references in this Agreement to sums of money are expressed in lawful money of Canada and "$" refers to Canadian dollars.

1.6 Accounting Matters

Unless otherwise stated, all accounting terms used in this Agreement in respect of a Party shall have the meanings attributable thereto under GAAP and all determinations of an accounting nature in respect of a Party required to be made shall be made in a manner consistent with GAAP consistently applied.

1.7 Schedules

The following Schedules are annexed to this Agreement and are incorporated by reference into this Agreement and form a part hereof:

Schedule A	-	Form of Voting and Lock-Up Agreement
Schedule B	-	Amalgamation Resolution
Schedule C	-	Regulatory Approvals
Schedule D	-	Amalgamation Agreement

ARTICLE 2
THE AMALGAMATION

2.1 The Amalgamation

Upon the terms and subject to the conditions set forth in this Agreement and Amalgamation Agreement, and in accordance with the OBCA, at the Effective Time, Acquisition Sub, Tri-Vision and certain wholly-owned subsidiaries of Tri-Vision shall amalgamate, as a result of which each Tri-Vision Shareholder shall be entitled to receive the number of Parent Shares per Tri-Vision Share equal to the Exchange Ratio, rounded down to the nearest whole number of shares and, in respect of any fractional Parent Shares, shall be entitled to receive cash in accordance with the Amalgamation Agreement.

2.2 News Release Announcing the Amalgamation

Subject to compliance with Securities Laws, Parent and Tri-Vision shall issue a mutually agreed joint news release as soon as possible after execution of this Agreement.

2.3 Meeting

(a) Tri-Vision shall, as promptly as practicable following the execution of this Agreement and in any event no later than June 4, 2007: (i) prepare and complete

the Circular, the initial draft of which shall be prepared by Parent; (ii) as promptly as practicable thereafter, subject to obtaining any Regulatory Approvals required in connection with the mailing of the Circular, file the Circular in all jurisdictions where the same is required to be filed by applicable Law; and (iii) mail the Circular and other documentation required in connection with the Meeting to the Tri-Vision Shareholders in accordance with applicable Law;

(b) Tri-Vision shall, subject to Section 7.1, (i) through the Tri-Vision Board of Directors, recommend that Tri-Vision Shareholders vote in favour of the Amalgamation Resolution and include such recommendation in the Circular; and (ii) use its commercially reasonable efforts to secure the approval of the Amalgamation Resolution by Tri-Vision Shareholders;

(c) subject to Section 7.1, Tri-Vision shall duly call, convene and hold the Meeting in accordance with the by-laws of Tri-Vision and applicable Laws as soon as practicable for the purpose of considering the Amalgamation Resolution (and, subject to the other terms and conditions herein, for any other proper purpose as may be set out in the notice of such meeting and agreed to by Parent, acting reasonably; provided that the Amalgamation Resolution shall be voted on before any other matter at the Meeting other than a special resolution to reduce the stated capital of the Tri-Vision Shares, if required, unless otherwise agreed by Parent) and Tri-Vision shall provide notice to Parent and Acquisition Sub of the Meeting and allow the representatives of Parent and Acquisition Sub to attend the Meeting;

(d) subject to Section 7.1 and except as required for quorum purposes or otherwise permitted under this Agreement, Tri-Vision shall not adjourn (except as required by Law or by valid Tri-Vision Shareholder action), and Tri-Vision shall not postpone or cancel (or propose for adjournment, postponement or cancellation) or fail to call the Meeting without Parent's prior consent, such consent not to be unreasonably withheld or delayed;

(e) subject to Section 7.1, Tri-Vision shall use commercially reasonable efforts to solicit from Tri-Vision Shareholders proxies in favour of the Amalgamation Resolution, including using the services of dealers and proxy solicitation services if so requested by Parent and at Parent's cost, and take all other action that is necessary or desirable to secure the approval of the Amalgamation Resolution by Tri-Vision Shareholders;

(f) Tri-Vision shall permit Parent and its counsel to review and comment upon drafts of all material to be filed or circulated by Tri-Vision in connection with the Amalgamation, including the Circular and any supplement or amendment thereof and Tri-Vision shall give reasonable consideration to any comments provided by Parent; and

(g) subject to the satisfaction or waiver of the other conditions herein contained in favour of each Party, within two (2) business days of the Meeting, Tri-Vision shall file Articles of Amalgamation with the Director and such other documents as may be required in connection therewith under the OBCA to give effect to the Amalgamation so that, on the Effective Date, Acquisition Sub and Tri-Vision

shall amalgamate and continue as one corporation under the OBCA on the terms and conditions set out in the Amalgamation Agreement.

2.4 Securities and Corporate Compliance

(a) Tri-Vision shall diligently do all such acts and things as may be necessary to comply, in all material respects, with applicable Laws, including National Instrument 54-101 of the Canadian Securities Administrators, in relation to the Meeting.

(b) Parent shall use commercially reasonably efforts to obtain all orders, if any, required from applicable Canadian Securities Administrators to permit the offer, sale and issuance of the Parent Shares to be issued pursuant to the Amalgamation and to permit the resale of such Parent Shares over the Exchange without any hold period, qualification with or approval of or the filing of any prospectus, or the taking of any proceeding with, or the obtaining of any further order, ruling or consent from, any Governmental Authority under any Canadian federal, provincial or territorial securities or other applicable Laws in Canada or pursuant to the rules and regulations of any regulatory authority administering such applicable Laws, or the fulfilment of any other legal requirement in any such Canadian jurisdiction (other than, with respect to such resale, any restrictions on transfer by reason of a holder being a "control person" of Parent for purposes of applicable Securities Laws).

(c) Each of Parent and Tri-Vision shall furnish to the other all such information concerning it, its affiliates and its shareholders and, in the case of Tri-Vision, the holders of Tri-Vision Stock Options, as may be required to prepare the Circular or any application to Canadian Securities Administrators or other Governmental Entity and effect the Amalgamation. Each of Parent and Tri-Vision shall ensure that no information that is so furnished by it contains any untrue statement of a material fact or omits to state a material fact required to be stated in any such document or necessary in order to make any information so furnished for use in any such document not misleading in light of the circumstances in which it is furnished or to be used.

(d) Parent and Tri-Vision shall each promptly notify the other if at any time before the Effective Time it becomes aware that the Circular or any application to Canadian Securities Administration or other Governmental Entity for an order contains any untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made, or that otherwise requires an amendment or supplement to the Circular or such application.

(e) In the event that notice is given by a Party under Section 2.4(d) in respect of a document, the Party which filed, distributed or delivered such document shall prepare a supplement or amendment to such document, as required and as the case may be, and, if required by applicable Law, shall cause the same to be distributed to Tri-Vision Shareholders and filed with the applicable Canadian Securities

Administrators. For greater certainty, in the event that notice is given by a Party under Section 2.4(d) in respect of the Circular, Tri-Vision shall, if and to the extent required by applicable Law, prepare a supplement or amendment to the Circular and cause the same to be distributed to Tri-Vision Shareholders and filed with the applicable Canadian Securities Administrators; and if such notice relates to a portion of the Circular provided by Parent or Acquisition Sub expressly for incorporation into the Circular, Parent shall cooperate in the preparation of the aforementioned supplement or amendment.

2.5 Dissent

Tri-Vision shall give Parent: (a) prompt notice of any written demand for dissent received by Tri-Vision prior to the Effective Time, any withdrawal of any such demand and any other demand, notice or instrument delivered to Tri-Vision prior to the Effective Time that relates to such demand; and (b) the opportunity to participate in all negotiations and proceedings with respect to any such demand, notice or instrument. Tri-Vision shall not make any payment or settlement offer prior to the Effective Time with respect to any such demand, notice or instrument unless Parent shall have given its written consent to such payment or settlement offer.

2.6 Closing

The closing of the Amalgamation will take place at the offices of Osler, Hoskin & Harcourt LLP, Suite 1500, 50 O'Connor Street, Ottawa, at 11:00 a.m. (Ottawa time) on the Effective Date or at such other place, date and time as the Parties shall agree. Each of Parent, Acquisition Sub and Tri-Vision shall deliver, at the closing of the Transactions, such customary certificates, resolutions and other customary closing documents as may be required by the other Parties, acting reasonably.

2.7 Preparation of Filings

Parent and Tri-Vision shall co-operate in the preparation of the Circular, the Articles of Amalgamation, the Regulatory Approvals, the business acquisition report required to be filed by Parent in connection with the Amalgamation and any other orders, registrations, consents, filings, rulings, exemptions, no-action letters and approvals and the preparation of any documents reasonably deemed by either of the Parties to be necessary to discharge its respective obligations or otherwise advisable under applicable Laws in connection with this Agreement and the Transactions.

2.8 Treatment of Stock Options and Warrants

(a) The vesting period of each Tri-Vision Stock Option granted prior to the date of this Agreement, whether or not exercisable on the date hereof, shall be accelerated by the Tri-Vision Board of Directors in accordance with Section 19 of the Tri-Vision Stock Option Plan such that the vesting period of each such Tri-Vision Stock Option shall commence, in the case of each Tri-Vision Stock Option which is not exercisable on the date hereof, on the date the Tri-Vision Board of Directors specifies in its notice to the holders of such Tri-Vision Stock Options in accordance with Section 19 of the Tri-Vision Stock Option Plan and, in the case of all Tri-Vision Stock Options, shall terminate at 5:00 p.m. EDT on that date

which is three (3) business days prior to the Effective Date, provided that the Tri-Vision Board of Directors shall also resolve that all Tri-Vision Stock Options shall be exercisable conditional upon the closing of the Transactions (the "**Tri Vision Option Expiry Date**"). As and from the Tri-Vision Option Expiry Date all such Tri-Vision Stock Options which have not been exercised shall be deemed to have terminated and the holders thereof shall have no further rights thereunder; provided that if the closing of the Transactions do not occur on or before August 31, 2007, each such Tri-Vision Stock Option shall be reinstated to its original terms and shall continue unamended in accordance with such terms.

(b) From and after the Effective Time, the Tri-Vision Warrants and Tri-Vision Broker Warrants, each in accordance with their respective terms, shall cease to represent a right to acquire Tri-Vision Shares and shall represent a warrant to acquire, on the same terms and conditions as were applicable under such warrants that number of Parent Shares determined by multiplying the number of Tri-Vision Shares subject to the Tri-Vision Warrants or the Tri-Vision Broker Warrants, as the case may be, by the Exchange Ratio (rounded to the nearest whole Parent Share) at a price per Parent Share equal to the applicable per share exercise price divided by the Exchange Ratio (rounded off to the nearest cent) all in accordance with their respective terms.

(c) As soon as practicable after the Effective Time, Parent shall deliver or cause to be delivered to the holders of Tri-Vision Warrants and Tri-Vision Broker Warrants appropriate notices setting forth such holders' rights pursuant to such warrants and agreements evidencing such amended warrants as altered in accordance with Section 2.8(b) and stating that such warrants have been assumed by Parent and shall continue in effect on the same terms and conditions (subject to the adjustments required by this Section 2.8).

2.9 Communications

(a) No Party nor any of its affiliates shall issue any press release or otherwise make public statements with respect to this Agreement or the Amalgamation without the consent of Tri-Vision and Parent (such consent not to be unreasonably withheld or delayed).

(b) Neither Tri-Vision nor Parent shall make any filing with any Governmental Entity with respect to the Transactions without giving the other Party a reasonable opportunity to review and comment on such filing. Each of Tri-Vision and Parent shall reasonably consider comments provided by the other Party in respect of any such filing with a Governmental Entity.

(c) Sections 2.9(a) and 2.9(b) shall be subject to each Party's (and its affiliates') overriding obligation to make any disclosure or filing required under applicable Laws and stock exchange rules, and the Party (or affiliate) making such disclosure shall use all commercially reasonable efforts to give prior oral or written notice to the other Party and reasonable opportunity to review or comment on the disclosure or filing, and if such prior notice is not possible, to give such notice immediately following the making of such disclosure or filing.

(d) Each of Parent and Tri-Vision shall promptly notify the other Party of any communication to a Party from any Governmental Entity in respect of the Transactions, and neither Tri-Vision nor Parent shall participate in any meeting with any Governmental Entity in respect of any filings, investigations or other inquiry related to the Transactions unless it consults with the other Party in advance and, to the extent permitted by such Governmental Entity, gives the other Party the reasonable opportunity to attend and participate thereat. Each of Parent and Tri-Vision shall, upon request, furnish to the other all such information concerning it and, in the case of Tri-Vision, the Tri-Vision Shareholders, as may be reasonably required for purposes of the foregoing.

2.10 State "Blue Sky" Law Compliance

The Parties acknowledge and agree that the Parent Shares to be issued to shareholders of Tri-Vision upon the Amalgamation have not been and will not be registered or qualified under the state securities or "blue sky" laws ("**State Securities Laws**") of any state, territory or possession of the United States (including the District of Columbia). Such Parent Shares may only be delivered to holders of Tri-Vision securities in the United States in reliance upon exemptions from the registration or qualification requirements of applicable State Securities Laws. If the Parent determines that registration or qualification of the Parent Shares would be required under the State Securities Laws of a particular state in order to deliver such shares to a person in that State and that there is no available exemption from registration or qualification under the State Securities Laws of the particular State, the Parent may instead, in its sole discretion, deliver such person's Parent Shares to a selling agent outside the United States on that person's behalf, which selling agent shall, as agent for that person, sell such Parent Shares on that person's behalf over the facilities of the Exchange and have the net proceeds of such sale, less any applicable withholding taxes, delivered to that person. All Parent Shares which the selling agent is required to sell will be pooled and sold as soon as practicable in transactions effected on the Exchange. Thereafter, the agent will forward, to each person whose Parent Shares have been sold, a cheque in Canadian dollars in an amount equal to that person's pro rata interest in the proceeds of sale of all Parent Shares so sold by the selling agent (net of all applicable commissions in respect of such sales and any applicable withholding taxes), at that person's registered address on the books and records of Tri-Vision. In effecting the sale of any Parent Shares, the selling agent will exercise its sole judgment as to the timing and manner of sale and will not be obligated to seek or obtain a minimum price. Prior to the Effective Time, Tri-Vision will provide Parent with such information regarding its registered securityholders as Parent may reasonably require in order to determine those states, territories or possessions of the United States (including the District of Columbia) in which securityholders of Tri-Vision are located as of the date of the Circular and as of the Effective Time.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES OF TRI-VISION

3.1 Representations and Warranties of Tri-Vision

Tri-Vision hereby represents and warrants to and in favour of Parent as follows and acknowledges that Parent is relying upon such representations and warranties in connection with the entering into of this Agreement and the completion of the Transactions:

(a) Board Approval.

(i) The Tri-Vision Board of Directors, at a meeting duly called and held prior to the execution and delivery of this Agreement, acting on the unanimous recommendation in favour of the Amalgamation by the Special Committee of the Tri-Vision Board of Directors, has duly and unanimously adopted resolutions:

(A) authorizing and approving this Agreement and the Amalgamation;

(B) authorizing Tri-Vision to execute and deliver this Agreement;

(C) authorizing Tri-Vision to consummate this Agreement on the terms set forth herein;

(D) determining that the Transactions are fair to Tri-Vision Shareholders and is in the best interests of Tri-Vision;

(E) directing that the Amalgamation Resolution be submitted to a vote at a meeting of Tri-Vision Shareholders; and

(F) recommending that Tri-Vision Shareholders approve the Amalgamation Resolution,

which resolutions have not been subsequently rescinded, modified or withdrawn in any way prior to the date of this Agreement.

(ii) As of the date hereof, all of the directors of Tri-Vision have advised Tri-Vision that they intend to vote or cause to be voted all Tri-Vision Shares beneficially held by them in favour of the Amalgamation Resolution, and Tri-Vision shall make a statement to that effect in the Circular.

(b) Organization and Qualification. Tri-Vision and each of its subsidiaries is a corporation duly incorporated, continued or amalgamated or an entity duly created, validly organized and existing under the laws of its jurisdiction of incorporation, continuance, amalgamation or creation and has the requisite corporate or other power and authority to own its properties as now owned and to carry on its business as it is now being conducted. Tri-Vision and each of its subsidiaries is registered, qualified or otherwise authorized to do business and each is, to the extent that such concept is legally recognized, in good standing in each jurisdiction in which the character of its properties, owned, leased, licensed or otherwise held, or the nature of its activities makes such registration necessary, except where the failure to be so registered or in good standing would not have a Material Adverse Effect, individually or in the aggregate, on Tri-Vision. Copies of the articles and bylaws of Tri-Vision furnished to Parent are accurate and complete and have not been amended or superseded and no steps or proceedings have been taken or are pending or contemplated to amend or supersede such constating documents. Section 3.1(b) of the Tri-Vision Disclosure Letter sets forth a correct and complete list of each jurisdiction where Tri-Vision or any of its

subsidiaries has made filings for the purpose of becoming qualified, registered or otherwise authorized to do business.

(c) Authority Relative to this Agreement. Tri-Vision has the requisite corporate power and authority to enter into this Agreement and to carry out its obligations hereunder and to complete the Amalgamation. The execution, delivery and performance of this Agreement have been duly authorized by the Tri-Vision Board of Directors, and other than (i) with respect to the Circular and other matters relating solely thereto, the approval of the Tri-Vision Board of Directors and (ii) the Shareholder Approval, no other corporate proceedings on the part of Tri-Vision are necessary to authorize the execution and delivery by it of this Agreement or the completion of the Transactions. This Agreement has been duly and validly executed and delivered by Tri-Vision and, assuming the due authorization, execution and delivery by Parent and Acquisition Sub, constitutes a legal, valid and binding obligation of Tri-Vision enforceable against Tri-Vision in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, reorganization or other laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered.

(d) No Violations.

(i) Neither the execution and delivery of this Agreement by Tri-Vision nor the completion of the Amalgamation, nor compliance by Tri-Vision with any of the provisions hereof will:

(A) except as set forth in Section 3.1(d) of the Tri-Vision Disclosure Letter, violate, conflict with, change the rights or obligations of any party under or result in a breach of any provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination or acceleration under, or result in the creation of any Lien upon, any of the properties or assets of Tri-Vision or any of its subsidiaries, or in any such Lien becoming (or being capable of becoming) enforceable against any such properties or assets, or cause any indebtedness to come due before its stated maturity or cause any credit commitment or obligation to cease to be available or cause any payment or other obligation to be imposed on Tri-Vision or any of its subsidiaries under any of the terms, conditions or provisions of (1) their respective charters or bylaws or other comparable organizational documents; or (2) any note, bond, mortgage, indenture, loan agreement, deed of trust, Lien, or other Contract to which Tri-Vision or any of its subsidiaries is a party or by which any of them, or any of their respective properties or assets is bound;

(B) subject to obtaining the Regulatory Approvals and except for distributing and filing the Circular in accordance with applicable corporate laws and Securities Laws and obtaining the Shareholder

Approval, (1) violate any Law applicable to Tri-Vision or any of its subsidiaries or any of their respective properties or assets; or (2) cause the suspension or revocation of any Permit currently in effect; or

(C) except as set forth in Section 3.1(d) of the Tri-Vision Disclosure Letter, (1) result in any payment (including severance, unemployment compensation, golden parachute, change of control, retention, bonus or otherwise) becoming due to any current or former director, officer or employee of, or consultant to, Tri-Vision or any of its subsidiaries, or (2) result in any increase or acceleration of contributions, liabilities or benefits, or acceleration of vesting, under any Tri-Vision Plan or restriction imposed on any asset held in connection with a Tri-Vision Plan or otherwise,

except, in the case of each of clauses (A)(2) and (B) above only, for such violations, conflicts, changes in rights or obligations, breaches, defaults, terminations, accelerations or creations of Liens which, or any consents, approvals or notices which if not given or received, would not, individually or in the aggregate, have any Material Adverse Effect on Tri-Vision), and except, in the case of clause (C) above, for such payments that do not in the aggregate exceed $100,000.

(ii) Subject to obtaining the Regulatory Approvals and except for distributing and filing the Circular in accordance with applicable corporate laws and Securities Laws and obtaining the Shareholder Approval, (A) there is no legal impediment to the execution and delivery of this Agreement by Tri-Vision, and (B) no filing or registration with, or authorization, consent or approval of, any Governmental Entity is required of Tri-Vision or its subsidiaries in connection with the execution and delivery of this Agreement and the Transaction Documents by Tri-Vision or the completion of the Amalgamation, except for such filings or registrations which, if not made, or for such authorizations, consents or approvals which, if not received, would not, individually or in the aggregate, have a Material Adverse Effect on Tri-Vision.

(e) Capitalization.

(i) The authorized share capital of Tri-Vision consists of an unlimited number of Tri-Vision Shares and an unlimited number of preferred shares.

(ii) As of the close of business on May 9, 2007 there were issued and outstanding 59,164,814 Tri-Vision Shares, and there were outstanding no other shares of any class or series in the capital of Tri-Vision.

(iii) As of the close of business on May 9, 2007 an aggregate of 950,000 Tri-Vision Options were outstanding (whether or not vested) and an aggregate of up to 950,000 Tri-Vision Shares were issuable upon the exercise of Tri-Vision Options.

(iv) Except as set forth immediately above and otherwise specifically contemplated in this Agreement and except for the Tri-Vision Warrants, the Tri-Vision Broker Warrants and Acquisition Sub's right hereunder, there were no options, warrants or other rights, shareholder rights plans, agreements or commitments of any character whatsoever requiring or which may require the issuance, sale or transfer by Tri-Vision of any shares in the capital of Tri-Vision (including Tri-Vision Shares) or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any shares in the capital of Tri-Vision (including Tri-Vision Shares).

(v) All outstanding Tri-Vision Shares have been duly authorized and validly issued, are fully paid and non-assessable and are not subject to, nor were they issued in violation of, any pre-emptive rights, and all Tri-Vision Shares issuable upon the exercise of rights under the Tri-Vision Options in accordance with their respective terms have been duly authorized and, upon issuance, will be validly issued as fully paid and non-assessable and will not be subject to any pre-emptive rights.

(vi) All securities of Tri-Vision (including the Tri-Vision Shares, the Tri-Vision Options, the Tri-Vision Warrants, the Tri-Vision Broker Warrants and all other options, rights or other convertible or exchangeable securities) have been issued in compliance, in all material respects, with all applicable Securities Laws. There are no securities of Tri-Vision or of any of its subsidiaries outstanding which have the right to vote generally (or are convertible into or exchangeable for securities having the right to vote generally) with the Tri-Vision Shareholders on any matter. There are no outstanding contractual or other obligations of Tri-Vision or any subsidiary to repurchase, redeem or otherwise acquire any of its securities or with respect to the voting or disposition of any outstanding securities of any of its subsidiaries.

(f) Opinion of Financial Advisor. The Tri-Vision Board of Directors and the Special Committee of the Tri-Vision Board of Directors have received the opinion, dated May 9, 2007, of Acumen Capital Finance Partners Limited (addressed to the Tri-Vision Board of Directors and the Special Committee) to the effect that, as of the date thereof and subject to the qualifications and limitations set forth therein, the Exchange Ratio to be received under the Amalgamation by the holders of Tri-Vision Shares (other than Parent, Acquisition Sub and their respective affiliates) is fair, from a financial point of view, to such holders.

(g) Reporting Status and Securities Laws Matters. Tri-Vision is a reporting issuer under applicable Canadian provincial Securities Laws and is not on the list of reporting issuers in default under such Securities Laws and is not in material default of any material requirements of any Securities Laws. No delisting, suspension of trading in or cease trading order with respect to any securities of Tri-Vision, and, to the knowledge of Tri-Vision, no inquiry, review or investigation (formal or informal) of any Securities Regulator or the Exchange, is in effect or ongoing or, to the knowledge of Tri-Vision, expected to be

implemented or undertaken. The Transactions are not subject to the formal valuation requirements of the Related Party Rules by virtue of an exemption therefrom.

(h) Ownership of Subsidiaries. Section 3.1(h) of the Tri-Vision Disclosure Letter includes a complete and accurate list of all subsidiaries, together with each subsidiary's jurisdiction of incorporation or organization, owned, directly or indirectly, by Tri-Vision, each of which is wholly-owned except as otherwise noted in such list. All of the outstanding shares of capital stock and other ownership interests in Tri-Vision's subsidiaries are duly authorized, validly issued, fully paid and non-assessable, and all such shares and other ownership interests held directly or indirectly by Tri-Vision are, except as disclosed in Section 3.1(h) of the Tri-Vision Disclosure Letter, owned free and clear of all Liens, and there are no outstanding options, rights, entitlements, understandings or commitments (contingent or otherwise) regarding the right to acquire any such shares of capital stock or other ownership interests in or material assets or properties of any of Tri-Vision's subsidiaries except as set forth in Section 3.1(h) of the Tri-Vision Disclosure Letter.

(i) Reports.

(i) As of their respective dates or, where no such date is specified, the date of filing with Canadian Securities Administrators (1) Tri-Vision's audited financial statements as at and for the fiscal years ended March 31, 2006, March 31, 2005 and March 31, 2004 (including the auditor's reports thereon, the notes thereto and related management's discussion and analysis ("**MD&A**")), Tri-Vision's unaudited interim financial statements as at and for the three months ended June 30, 2006, as at and for the six months ended September 30, 2006 and as at and for the nine months ended December 31, 2006 (including the notes thereto and related MD&A) and Tri-Vision's draft financial statements at and for the fiscal year ended March 31, 2007, as provided to the Parent (collectively, the "**Tri-Vision Financial Statements**"); (2) Tri-Vision's annual information form dated June 29, 2006 (including all documents incorporated by reference therein); (3) Tri-Vision's management information circular dated July 31, 2006 in respect of the annual meeting of Tri-Vision Shareholders for fiscal year 2006; (4) all material change reports and other documents filed with the Canadian Securities Administrators since March 31, 2004; and (v) all prospectuses and other documents filed by Tri-Vision in the offering of its securities with Canadian Securities Administrators or Exchange since March 31, 2004:

(A) did not at the respective effective dates contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading; and

(B) complied in all material respects with Securities Laws.

(ii) The Circular will not, on the date mailed to the Tri-Vision Shareholders and at the time of the Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no representation is made by Tri-Vision with respect to statements made therein based on information supplied by Parent or Acquisition Sub in writing expressly for inclusion in the Circular. The Circular will comply as to form in all material respects with the provisions of Securities Laws.

(iii) The Tri-Vision Financial Statements and all financial statements of Tri-Vision and its subsidiaries included or incorporated by reference in information circulars, forms, reports, statements, prospectuses and other documents since March 31, 2004 were prepared in accordance with GAAP consistently applied (except (A) as otherwise indicated in such financial statements and the notes thereto or, in the case of audited statements, in the related report of Tri-Vision's independent auditors, (B) in the case of unaudited interim statements, such interim statements are subject to normal year-end adjustments and may omit notes which are not required by applicable Laws in the unaudited statements or (C) as items in such financial statements have been reclassified) and fairly present in all material respects the consolidated financial position, results of operations and changes in financial position of Tri-Vision and its subsidiaries as of the dates thereof and for the periods indicated therein (subject, in the case of any unaudited interim financial statements, to normal period-end adjustments) and reflect reserves required by GAAP consistently applied in respect of all contingent liabilities, if any, of Tri-Vision and its subsidiaries on a consolidated basis. Tri-Vision is not currently aware of any year-end adjustments that are expected to be material. There has been no change in Tri-Vision's accounting policies, except as described in the notes to the Tri-Vision Financial Statements, since March 31, 2004.

(iv) Except as set forth in the Tri-Vision Financial Statements, neither Tri-Vision nor any of its subsidiaries have any documents creating any material off-balance sheet arrangements. Neither Tri-Vision nor any of its subsidiaries is a party to, or has any commitment to become a party to, any joint venture, partnership agreement or any similar contract (including any contract relating to any transaction, arrangement or relationship between or among Tri-Vision or any of its subsidiaries, on the one hand, and any unconsolidated affiliate, including any structured finance, special purpose or limited purpose entity or person, on the other hand) where the purpose or intended effect of such arrangement is to avoid disclosure of any material transaction involving Tri-Vision or any of its subsidiaries in the Tri-Vision Financial Statements.

(v) Since March 31, 2004, neither Tri-Vision nor any of its subsidiaries, has, directly or indirectly, made or arranged for any extension or maintaining of credit, or renewal of an extension of credit, in the form of a personal

loan to or for any director, employee or security holder of or consultant to Tri-Vision or any of its subsidiaries or to any director or employee of or consultant to any such security holder.

(j) Litigation. Except as set forth in Section 3.1(j) of the Tri-Vision Disclosure Letter, there are no claims, actions, suits or proceedings pending or, to the knowledge of Tri-Vision, threatened in writing and to the knowledge of Tri-Vision there are no material investigations or inquiries pending or threatened, affecting Tri-Vision or any of its subsidiaries or affecting any of their respective property or assets at law or in equity before or by any Governmental Entity. Neither Tri-Vision nor any of its subsidiaries nor their respective assets or properties is subject to any material outstanding judgment, order, writ, injunction or decree.

(k) Taxes.

(i) Tri-Vision and each of its subsidiaries has duly and timely filed all Returns required to be filed by it prior to the date hereof, other than those which have been administratively waived or those set forth in Section 3.1(k) of the Tri-Vision Disclosure Letter, and all such Returns are complete and correct, except for any failure to file or errors or omissions that, individually or in the aggregate, would not have a Material Adverse Effect on Tri-Vision.

(ii) Tri-Vision and each of its subsidiaries has paid on a timely basis all Taxes which are due and payable, all assessments and reassessments, and all other Taxes due and payable by it on or before the date hereof, other than those:

(A) which are being or have been contested in good faith and in respect of which reserves have been provided in the most recently published Tri-Vision Financial Statements; and

(B) in excess of such reserves which the failure to pay would not, individually or in the aggregate, result in a Material Adverse Effect on Tri-Vision.

(iii) Except as provided for in the Tri-Vision Financial Statements and except as disclosed in Section 3.1(k) of the Tri-Vision Disclosure Letter, no deficiencies, litigation, proposed adjustments or matters in controversy exist or have been asserted in writing with respect to Taxes of Tri-Vision or any of its subsidiaries, and neither Tri-Vision nor any of its subsidiaries is a party to any action or proceeding for assessment or collection of Taxes, except to the extent that such deficiencies, litigation, proposed adjustments or matters in controversy or action or proceeding would not have, individually or in the aggregate, a Material Adverse Effect on Tri-Vision.

(iv) Tri-Vision and each of its subsidiaries has properly withheld all Taxes required to have been withheld in connection with amounts paid or credited or deemed to be paid or credited by any of them to or for the account or benefit of any person, including any shareholder, employee, creditor, independent contractor, or other third party and has duly and timely remitted to the appropriate authority such Taxes and other amounts required by Law to be remitted by any of them, except to the extent that failure to so withhold or remit has not or would not, individually or in the aggregate, have a Material Adverse Effect on Tri-Vision.

(v) No material claim has ever been made by a taxing authority in a jurisdiction where Tri-Vision or any of its subsidiaries does not file Returns that such person is or may be subject to taxation by such jurisdiction. None of Tri-Vision or its subsidiaries has consented to extend the time, or is the beneficiary of any extension of time, in which any Tax may be assessed or collected by any taxing authority.

(l) Absence of Undisclosed Liabilities. Except as disclosed in the Tri-Vision Public Disclosure Record or the Tri-Vision Financial Statements, neither Tri-Vision nor any of its subsidiaries has any obligations or liabilities of any nature (matured or unmatured, fixed or contingent) except for liabilities (i) incurred in connection with the transactions contemplated by this Agreement, (ii) incurred in the ordinary course of business consistent with past practice since March 31, 2004, or (iii) that, individually or in the aggregate, would not result in a Material Adverse Effect on Tri-Vision.

(m) No Material Adverse Effect. Since March 31, 2006, no event, change or development has occurred, including any material damage, destruction or other casualty loss with respect to any material asset owned, leased or otherwise used by Tri-Vision or any of its subsidiaries, whether or not covered by insurance, which has or had a Material Adverse Effect on Tri-Vision. During the period since March 31, 2006, Tri-Vision and its subsidiaries have conducted their businesses only in the ordinary course consistent with past practice and have not taken any of the actions described in any of clauses (i) through (viii) and clause (x) of Section 5.1(d).

(n) Environmental. All operations of Tri-Vision and each of its subsidiaries have been and are now being conducted in material compliance with all applicable Environmental Laws. There is no Environmental Condition present at, and to the knowledge of Tri-Vision, there has been no use, release, threatened release, disposal, or arrangement for disposal, generation, handling or transportation of, or exposure to, any Hazardous Substance on, at, under or from, any property currently or, to the knowledge of Tri-Vision, formerly owned or leased by Tri-Vision or any of its subsidiaries and, to the knowledge of Tri-Vision, neither Tri-Vision nor any of its subsidiaries is aware of, or is subject to: (i) any proceeding, application, order, directive, investigation, claim or complaint which relates to environmental, health or safety matters, and which may require any material work, repairs, construction, expenditures, obligations or liabilities; (ii) any demand, investigation or notice with respect to the breach of any Environmental

Laws applicable to Tri-Vision or any of its subsidiaries; or (iii) any changes to the terms of any Environmental Permits or any review by any Governmental Entity of such Environmental Permits, in each case as would, individually or in the aggregate, have a Material Adverse Effect on Tri-Vision. True and complete copies of all material environmental data and studies relating to and in the possession of Tri-Vision have been delivered or made available to Parent.

(o) Owned Real Property; Assets.

(i) Section 3.1(o) of the Tri-Vision Disclosure Letter sets out a list of all owned real property interests of Tri-Vision or any of its subsidiaries (the "**Owned Real Property**"). Except as disclosed in the Tri-Vision Financial Statements, Tri-Vision and/or each of its subsidiaries has good, marketable and valid title in fee simple to the Owned Real Property, free and clear of all Liens, including mortgages, other than (A) easements, zoning restrictions and restrictive covenants which do not materially interfere with the use or market value of the Owned Real Property in the operation of the business of Tri-Vision and its subsidiaries, and (B) Liens incurred not in connection with the borrowing of money which do not and would not, individually or in the aggregate, have a Material Adverse Effect on the occupancy, use or value of the affected assets.

(ii) True and complete copies of: (i) deeds, title insurance policies, certificates of title, title opinions, summaries or memoranda relating to title to the Owned Real Property, (ii) appraisals, valuations or other information evidencing the cost, assessed value and/or market value of the Owned Real Property, (iii) any surveys, real property reports, reference plans, aerial photographs and site plans, (iv) any reports or findings relating to building inspections, roof conditions, structural elements, services or other physical condition of the Improvements and Owned Real Property, and (v) materials relating to work orders, notices of violation or deficiency notices affecting the Owned Real Property, in each case within the possession or control of Tri-Vision, have been delivered to Parent.

(iii) All plants, buildings, structures, fixtures, erections and improvements located on, over, under or upon the Owned Real Property and mechanical, electrical, plumbing, heating and air-conditioning systems relating to the Owned Real Property, including any of the foregoing under construction (the "**Improvements**") are in good condition, repair and proper working order, having regard to their use and age, and such assets have been properly and regularly maintained.

(iv) No person has any right to purchase, option to purchase, right of first refusal or other rights with respect to any of the Owned Real Property, and no person other than Tri-Vision or its subsidiaries is using or has any right to use, or is in possession or occupancy of, any part of the Owned Real Property.

(v) Neither Tri-Vision nor its subsidiaries has received any notification of and has no knowledge of, any outstanding or incomplete work orders, deficiency notices or other current non-compliance with Laws relating to the Owned Real Property.

(vi) The current uses of the Owned Real Property are permitted under current zoning and land use regulations and Laws.

(vii) No Improvements encroach on real property not forming part of the Owned Real Property and no buildings, structures or other improvements on adjoining lands encroach upon the Owned Real Property.

(viii) Tri-Vision has no knowledge of any expropriation or condemnation or similar proceeding pending or threatened against the Owned Real Property or any part of the Owned Real Property.

(ix) All accounts for work and services performed or materials placed or furnished upon or in respect of the construction and completion of any Improvements have been fully paid and no one is entitled to claim a lien under the *Construction Lien Act* (Ontario) or other similar legislation for such work performed by or on behalf of Tri-Vision or its subsidiaries.

(x) The Owned Real Property is fully serviced (including water, storm and sanitary sewer and electrical service) to a level sufficient to permit the operation of the business currently carried on by Tri-Vision and its subsidiaries.

(xi) There are no matters affecting the right, title and interest of Tri-Vision or its subsidiaries in and to the Owned Real Property which, in the aggregate, would materially and adversely affect the carrying on of the business upon the Owned Real Property as it has been carried on in the ordinary course by Tri-Vision and its subsidiaries.

(xii) Tri-Vision and its subsidiaries are the beneficial owners of, and have title to, all the material assets owned by Tri-Vision and its subsidiaries which are used in connection with their respective businesses.

(p) Leased Real Property. Neither Tri-Vision nor its subsidiaries are currently party to any real property lease pursuant to which Tri-Vision or its subsidiaries lease any real property from a third party. Section 3.1(p) of the Tri-Vision Disclosure Letter lists all real property leases pursuant to which Tri-Vision or any of its subsidiaries lease real property to a third party. Each such lease has been validly executed and delivered by the tenant, is unmodified except as set forth in Section 3.1(p) of the Tri-Vision Disclosure Letter and is in full force and effect. Tri-Vision and its subsidiaries are not in default of any of their material obligations under any lease and there is no outstanding material dispute between Tri-Vision, its subsidiaries and the tenant in respect of any such lease.

(q) Material Contracts.

(i) Except as listed in Section 3.1(q) of the Tri-Vision Disclosure Letter or another Section of the Tri-Vision Disclosure Letter, copies of all of the following Contracts (the "**Tri-Vision Material Contracts**" which, for greater certainty, excludes the Tri-Vision Licences), have been provided to Parent:

(A) any commission or sales agreement with an employee, individual consultant or salesperson, or under which a firm or other organization provides commission or sales-based services to Tri-Vision or any of its subsidiaries, except for those agreements entered into in the ordinary course of business;

(B) any stock option plan;

(C) any fidelity or surety bond or completion bond;

(D) any lease of personal property having aggregate outstanding ongoing obligations of Tri-Vision or any of its subsidiaries in excess of $50,000;

(E) other than standard customer contracts that contain indemnification or guaranty provisions in favour of any person that do not impose any obligation or liability (contingent or otherwise) on Tri-Vision or any of its subsidiaries greater than the total fees paid to Tri-Vision or any of its subsidiaries under such contract, any agreement of indemnification or guaranty to any person;

(F) any agreement containing any covenant materially limiting the freedom of Tri-Vision or any of its subsidiaries to engage in any line of business or in any geographic territory or to compete with any person, or which grants to any person any exclusivity to any geographic territory, any customer, or any product or service;

(G) any agreement relating to capital expenditures and involving future payments in excess of $50,000;

(H) other than in relation to the Transactions contemplated herein, any agreement relating to the disposition of assets or any interest in any business enterprise outside the ordinary course of business or any agreement relating to the acquisition of assets or any interest in any business enterprise outside the ordinary course of business;

(I) any mortgages, indentures, loans or credit agreements, security agreements or other agreements or instruments relating to the borrowing of money or the extension of credit (other than security agreements for office or similar equipment where the value of the assets secured does not exceed $50,000);

(J) any dealer, distribution, joint marketing (including any pilot program), development, content provider, destination site or merchant agreement, joint venture, partnership, strategic alliance or agreement involving the sharing of profits, losses, costs or liabilities with any person or any development, original equipment manufacturer, value added re-seller, remarketer or other agreement for distribution, data-sharing, marketing, resale, distribution or similar arrangement relating to any product or service of Tri-Vision or any of its subsidiaries or the products or services of any other person that involved payments by Tri-Vision and its subsidiaries of $50,000 or more in the 12 month period ended March 31, 2007;

(K) any material liability of Tri-Vision or any of its subsidiaries pursuant to a customer contract that does not limit the liability of Tri-Vision or any of its subsidiaries to the amount of the total fees paid to Tri-Vision or any of its subsidiaries under such contract;

(L) any material commitment to any customer of Tri-Vision or any of its subsidiaries or other person to develop or customize any product or service, or to customize or develop any third-party product, service or platform, in either case without compensation in an amount in excess of the cost to Tri-Vision or any of its subsidiaries to perform such commitment;

(M) any agreement pursuant to which Tri-Vision or any of its subsidiaries agreed to provide "most favoured nation" pricing or others terms and conditions to any person with respect to the sale, distribution, license or support of any products or services;

(N) except as disclosed in clauses (A) through (M) above, any agreement that involved payments or receipts of more than $100,000 in the 12 month period ended March 31, 2007 or that Tri-Vision expects to involve payments or receipts of $100,000 or more, other than agreements in the ordinary and usual course of business; or

(O) any agreement, the termination or loss of which would have a Material Adverse Effect on Tri-Vision.

(ii) Section 3.1(q) of the Tri-Vision Disclosure Letter also sets forth a list of any customer or counterparty of Tri-Vision or any of its subsidiaries that had purchase orders or contracts (including for services) involving payments to Tri-Vision of more than $100,000 in the 12-month period ended March 31, 2007 (the **"Tri-Vision Material Purchase Orders"**).

(iii) None of Tri-Vision, its subsidiaries nor, to the knowledge of Tri-Vision, any of the other parties thereto, is in default or breach of, nor has Tri-Vision or its subsidiaries received any written notice of default or breach

of, or termination under, any Tri-Vision Material Contract or Tri-Vision Material Purchase Order, and, to the knowledge of Tri-Vision, there exists no state of facts which after notice or lapse of time or both would constitute a default or breach of any such Contract except as would not, individually or in the aggregate, have a Material Adverse Effect on Tri-Vision. Except as set forth in Section 3.1(q) of the Tri-Vision Disclosure Letter, no Tri-Vision Material Contract: (a) would be violated, contravened or breached by, or under which a default would occur; (b) requires any consent or prior approval be obtained from any person (including consents relating to the change of control of Tri-Vision and its subsidiaries) or notice (prior to or following the Effective Time); or (c) would terminate; in each case, upon the execution of this Agreement or the completion of the Transactions.

(iv) No state of facts exists in relation to Financial Indebtedness of Tri-Vision or any subsidiary of Tri-Vision that (i) would constitute a default or an event of default (or a matter that with the giving of notice, the passage of time or the fulfillment of any other condition would result in the occurrence of a default or an event of default) under any such Financial Indebtedness, (ii) has resulted in any such Financial Indebtedness becoming due and payable, or being capable of being declared due and payable, prior to its stated maturity date, (iii) has resulted in any party to any Contract with respect to any such Financial Indebtedness having a right to terminate, cancel or suspend its commitment or any of its obligations under any such Contract or (iv) has resulted in any Lien securing any such Financial Indebtedness becoming, or being capable of becoming, enforceable, except, in each case, as would not, individually or in the aggregate, have a Material Adverse Effect on Tri-Vision.

(r) Permits. Tri-Vision and each of its subsidiaries has obtained and is in compliance with all Permits, including Environmental Permits, required by applicable Laws, necessary to conduct its current businesses as they are now being conducted, other than where the absence of such Permits or the failure to comply would not, individually or in the aggregate, have a Material Adverse Effect on Tri-Vision. No suspension or cancellation of any of the Permits is pending or, to Tri-Vision's knowledge, threatened, which would have a Material Adverse Effect on Tri-Vision.

(s) Pension and Employee Benefits.

(i) Tri-Vision and each of its subsidiaries has complied, in all material respects, with the terms of all agreements, health, welfare, supplemental unemployment benefit, bonus, incentive compensation, profit sharing, deferred compensation, stock purchase, stock appreciation rights, stock compensation, disability, pension or retirement plans and other employee compensation or benefit plans, policies, programs, practices, undertakings or arrangements, oral or written, formal or informal, which are maintained by or binding upon Tri-Vision or such subsidiary or in respect of which Tri-Vision or any of its subsidiaries has any actual or potential liability (collectively, the "**Tri-Vision Plans**") and with all applicable Laws relating thereto. Section 3.1(s) of the Tri-Vision Disclosure Letter sets out a complete and accurate list of all Tri-Vision Plans.

(ii) All of the Tri-Vision Plans are and have been (where required) established, registered, qualified, invested and administered in all material respects in accordance with all applicable Laws, and in all material respects in accordance with their terms and the terms of agreements between Tri-Vision and/or any of its subsidiaries, as the case may be, and their respective employees and former employees. To the knowledge of Tri-Vision, no fact or circumstance exists that could adversely affect the existing tax status of a Tri-Vision Plan.

(iii) All current obligations of Tri-Vision or any of its subsidiaries regarding the Tri-Vision Plans have been satisfied in all material respects and no Taxes are owing or exigible under any of the Tri-Vision Plans except as would not have a Material Adverse Effect on Tri-Vision. All contributions or premiums required to be made by Tri-Vision or any of its subsidiaries, as the case may be, under the terms of each Tri-Vision Plan or by applicable Laws have been made in a timely fashion in accordance with applicable Laws and the terms of the Tri-Vision Plans except as would not have a Material Adverse Effect on Tri-Vision.

(iv) Except as set out in Section 3.1(s) of the Tri-Vision Disclosure Letter, none of the Tri-Vision Plans includes any retirement or pension plan or any retirement or pension obligations, including retirement benefits on a defined benefit basis.

(v) No Tri-Vision Plan is subject to any pending investigation, examination or other proceeding, action or claim initiated by any Governmental Entity, or by any other party (other than routine claims for benefits), and, to the knowledge of Tri-Vision, there exists no state of facts which after notice or lapse of time or both could reasonably be expected to give rise to any such investigation, examination or other proceeding, action or claim or to affect the registration or qualification of any Tri-Vision Plan required to be registered or qualified.

(vi) All liabilities of Tri-Vision and each of its subsidiaries (whether accrued, absolute, contingent or otherwise) related to the Tri-Vision Plans have been fully and accurately accrued and disclosed, and reported in accordance with GAAP consistently applied in the Tri-Vision Financial Statements. The value of benefits that may be provided under any of the Tri-Vision Plans will not be calculated on the basis of the occurrence of the Transactions.

(vii) Except as set out in Section 3.1(s) of the Tri-Vision Disclosure Letter, neither Tri-Vision nor any of its subsidiaries has agreed or committed to institute any plan, program, arrangement or agreement for the benefit of employees or former employees of Tri-Vision or its subsidiaries other than the Tri-Vision Plans, or to make any amendments to any of the Tri-Vision Plans. Except as set out in Section 3.1(s) of the Tri-Vision Disclosure Letter, no Tri-Vision Plan provides benefits to any individual who is not an employee, officer or director of Tri-Vision or its subsidiaries, or the dependents or other beneficiaries of any such employee, officer or director.

(t) Employment Agreements and Collective Agreements. Except as set forth in Section 3.1(t) of the Tri-Vision Disclosure Letter, neither Tri-Vision nor any of its subsidiaries is a party or subject to or bound or governed by:

(i) any employment, retention, change of control or other agreement with any officer, employee, contractor, consultant or advisor whose base compensation (annualized) is at least $100,000;

(ii) any collective bargaining or union agreement or letter of understanding, letter of intent or other written communication with any bargaining agent, union, association or organization that may qualify as a union, or any actual or, to the knowledge of Tri-Vision, threatened application for certification or bargaining rights or apparent union organizing activities in respect of Tri-Vision or any of its subsidiaries;

(iii) any labour dispute, strike or lock-out relating to or involving any employee of Tri-Vision or any of its subsidiaries or has, in the 24 months prior to the date hereof, been a party to any such dispute, strike or lock-out; or

(iv) any claims or, to the knowledge of Tri-Vision, threatened claims arising out of or in connection with employment by Tri-Vision or any of its subsidiaries or the termination thereof that exceed, in the aggregate, $50,000.

(u) Compliance with Laws. Tri-Vision and its subsidiaries are in compliance with applicable Laws, other than non-compliance or violations which would, individually or in the aggregate, not have a Material Adverse Effect on Tri-Vision.

(v) Intellectual Property and Software.

(i) Section 3.1(v)(i) of the Tri-Vision Disclosure Letter contains a complete and accurate list of the following Owned Tri-Vision IP: (A) all Domain Names, (B) all registered Trademarks and material unregistered Trademarks; (C) all Patents; and (D) all registered Copyrights, in each case listing, as applicable, (1) the name of the applicant/registrant and current owner, (2) the jurisdiction of the application/registration and (3) the application or registration number. To the knowledge of Tri-Vision, none of the material Owned Tri-Vision IP is invalid or unenforceable.

(ii) To the knowledge of Tri-Vision, in each case in which Tri-Vision or any of its subsidiaries has acquired ownership of any registered Trademarks, registered Copyrights or Patents included in the Owned Tri-Vision IP from another person, Tri-Vision or its appropriate subsidiary has recorded or had recorded such acquisition with the U.S. Patent and Trademark Office, the U.S. Copyright Office, or their respective equivalents in the applicable jurisdiction, in each case in accordance with all applicable Legal Requirements.

(iii) Section 3.1(v)(iii) of the Tri-Vision Disclosure Letter contains a complete and accurate list of all material Contracts (A) under which Tri-Vision or any of its subsidiaries uses or has the right to use any Licensed Tri-Vision IP, other than licenses and related services agreements for generally commercially available software that is not distributed by Tri-Vision or incorporated by Tri-Vision into any Tri-Vision products (B) under which Tri-Vision or any of its subsidiaries has licensed to any other person the right to use or agreed to transfer to any other person any of the Tri-Vision IP (which, for greater certainty, include Tri-Vision Licences), other than customer licenses and other agreements entered into in the ordinary course of business, or (C) which grant, or which may require Tri-Vision or any of its subsidiaries to grant, to others the right, whether contingent or otherwise, to use or access any Tri-Vision Source Code or which creates or governs any source code escrow arrangement (such Contracts referred to in the foregoing clauses (A) and (B) being referred to herein as the **"Tri-Vision IP Agreements"**). Except as set forth in Section 3.1(v)(iii) of the Tri-Vision Disclosure Letter, neither Tri-Vision nor any of its subsidiaries has granted to any other person any material exclusive license or other exclusive rights under any Tri-Vision IP that is still in effect. Except as set forth in Section 3.1(v)(iii) of the Tri-Vision Disclosure Letter, to the knowledge of Tri-Vision, no third parties to the Tri-Vision IP Agreements are in material breach thereof and there are no material pending disputes regarding the scope of such Tri-Vision IP Agreements, performance under the Tri-Vision IP Agreements, or with respect to payments made or received under such Tri-Vision IP Agreements. Except as set forth in Section 3.1(v) of the Tri-Vision Disclosure Letter, to the knowledge of Tri-Vision, all Tri-Vision IP Agreements are binding and are in full force and effect.

(iv) To the knowledge of Tri-Vision, the Owned Tri-Vision IP, together with the Licensed Tri-Vision IP, is sufficient for the conduct of the business of Tri-Vision and its subsidiaries as currently conducted.

(v) Tri-Vision and its subsidiaries own all right, title and interest in the Owned Tri-Vision IP, free and clear of all material Liens other than (A) encumbrances, restrictions or other obligations arising under any of the Tri-Vision IP Agreements and (B) non-exclusive licenses granted by Tri-Vision and its subsidiaries in the ordinary course of business.

(vi) Neither Tri-Vision nor any of its subsidiaries possess any material trade secrets.

(vii) To the knowledge of Tri-Vision, none of the products or services of Tri-Vision or any of its subsidiaries nor any other aspect of the conduct of Tri-Vision's or its subsidiaries' respective businesses has infringed upon or otherwise violated, or is infringing upon or otherwise violating, in any respect the Intellectual Property Rights of any third party.

(viii) Other than as disclosed in Section 3.1(j) of the Tri-Vision Disclosure Letter, there is no suit, claim, action, investigation or proceeding made, conducted or brought by any third party that has been served upon or, to the knowledge of Tri-Vision, filed or threatened with respect to, and Tri-Vision has not been notified in writing of, any alleged infringement or other violation in any material respect by Tri-Vision or any of its subsidiaries of any Intellectual Property Rights of any third party. Other than as disclosed in Section 3.1(j) of the Tri-Vision Disclosure Letter, to the knowledge of Tri-Vision, there is no pending claim or claim threatened in writing challenging the validity or enforceability of, or contesting Tri-Vision's or any of its subsidiaries' ownership of or other rights with respect to any of the Tri-Vision IP. Tri-Vision and its subsidiaries are not subject to any Order of any Governmental Entity that restricts or impairs the use of any Tri-Vision IP.

(ix) Except as set forth in Section 3.1(v)(ix) of the Tri-Vision Disclosure Letter, the execution and delivery of this Agreement and the consummation of the Transactions will not result in (A) any right of termination or cancellation under any Tri-Vision IP Agreement or any loss of rights in or to any Tri-Vision IP that is material to the business of Tri-Vision and its subsidiaries as currently conducted or (B) after consummation of the Transactions, Parent or any of its subsidiaries being required, under the terms of any agreement to which Tri-Vision or any of its subsidiaries is a party, to grant any third party any license or other rights in or to any of Parent's or any of its subsidiaries' Intellectual Property Rights.

(x) Except as specified in Section 3.1(v)(x) of the Tri-Vision Disclosure Letter, no Tri-Vision product (including any Tri-Vision product currently under development) contains or is distributed with any code that is, in

whole or in part, subject to the provisions of any license to software that is made generally available to the public without requiring payment of fees or royalties (including without limitation any obligation or condition under any "open source" license). No Tri-Vision product is subject to any license terms that require, or condition the use or distribution of such Tri-Vision product on, the disclosure, licensing or distribution of any source code for any portion of such Tri-Vision product.

(xi) To the knowledge of Tri-Vision, no condition has occurred that would be sufficient to entitle the beneficiary under any source code escrow arrangement to require release of any Tri-Vision Source Code. The consummation of the Transactions will not constitute a condition sufficient to entitle the beneficiary under any source code escrow arrangement to require release of any Tri-Vision Source Code for any current Tri-Vision product, nor to the knowledge of Tri-Vision, that would require release of any source code for any former Tri-Vision product.

(xii) Tri-Vision's and its subsidiaries' collection and dissemination of personal customer information in connection with their respective businesses has been conducted in all material respects in accordance with applicable privacy policies published or otherwise adopted by Tri-Vision and its subsidiaries and any applicable Legal Requirements.

(xiii) There are no currently pending or, to Tri-Vision's knowledge, threatened warranty claims with respect to any Tri-Vision product. Section 3.1(v)(xiii) of the Tri-Vision Disclosure Letter contains copies of the terms of Tri-Vision's and its subsidiaries' current forms of standard product warranties. Except as set forth in Section 3.1(v)(xiii) of the Tri-Vision Disclosure Letter, Tri-Vision and its subsidiaries have made no express warranties with respect to any Tri-Vision products other than such standard product warranties. There are no written notices by any Governmental Entity or any product testing laboratory stating that any product of Tri-Vision and its subsidiaries is unsafe or fails to meet any standards promulgated by such Governmental Entity or testing laboratory.

(xiv) There are no currently pending or, to Tri-Vision's knowledge, threatened warranty or other claims with respect to services provided by Tri-Vision or any of its subsidiaries to any person.

(w) Insurance. Tri-Vision and its subsidiaries have policies of insurance with responsible insurers in full force and effect naming Tri-Vision and its subsidiaries, as applicable, as insured which provide coverage on a basis that is customary in the industries in which it and they participate and that, having regard to the nature of their risk, are reasonable. Tri-Vision and its subsidiaries have such policies of insurance as are listed in Section 3.1(w) of the Tri-Vision Disclosure Letter, and Tri-Vision is in compliance with all requirements with respect thereto.

(x) Corrupt Practices Legislation. There have been no actions taken by or, to the knowledge of Tri-Vision, on behalf of Tri-Vision or its subsidiaries that would

cause Tri-Vision or its subsidiaries to be in violation of the Foreign Corrupt Practices Act of the United States of America or the *Corruption of Foreign Public Officials Act* (Canada).

(y) Brokers and Advisors. Except for Acumen Capital Finance Partners Limited, no broker, finder or investment banker is entitled to any brokerage, finder's or other fee or commission from, or to the reimbursement of any of its expenses by, Tri-Vision in connection with this Agreement. Tri-Vision has provided to Parent a correct and complete copy of all agreements relating to the arrangements between it and its financial advisors which are in effect at the date hereof.

(z) Investment Canada Act. Neither Tri-Vision nor any of its subsidiaries is engaged in a "cultural business" for purposes of subsection 14.1(5) of the *Investment Canada Act* (Canada).

(aa) Books and Records. The financial books, records and accounts of Tri-Vision and its subsidiaries in all material respects (i) have been maintained in accordance with good business practices on a basis consistent with prior years, (ii) are stated in reasonable detail and accurately and fairly reflect the material transactions and dispositions of the assets of Tri-Vision and its subsidiaries and (iii) accurately and fairly reflect the basis for the Tri-Vision Financial Statements. Tri-Vision has devised and maintains a system of internal accounting controls sufficient to provide reasonable assurances that (A) transactions are executed in accordance with management's general or specific authorization; and (B) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP. Tri-Vision's and its subsidiaries' corporate records and minute books have been maintained in compliance in all material respects with applicable Laws and are complete and accurate in all material respects.

(bb) Restrictions on Business Activities. There is no agreement, judgment, injunction, order or decree binding upon Tri-Vision or any of its subsidiaries that has or could have the effect of prohibiting, restricting or impairing any business practices of Tri-Vision or such subsidiary, except as would not have a Material Adverse Effect on Tri-Vision.

(cc) Disclosure/Internal Controls. Tri-Vision has designed disclosure controls and procedures to ensure that material information relating to Tri-Vision, including its subsidiaries, is made known to the management of Tri-Vision by others within those entities. Tri-Vision's principal executive officer and its principal financial officer have disclosed, based on their most recent evaluation, to Tri-Vision's auditors (i) all significant deficiencies in the design or operation of the internal controls that are reasonably likely to adversely affect Tri-Vision's ability to record, process, summarize and report financial data and have identified for Tri-Vision's auditors any material weakness in internal controls, and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in Tri-Vision's internal controls.

(dd) Financial Institution. Tri-Vision is not a "financial institution" for the purpose of Section 142.2 of the Tax Act.

(ee) U.S. Securities Law Matters. Tri-Vision:

(i) is a "foreign private issuer" within the meaning of Rule 405 under the U.S. Securities Act of 1933 (the "**1933 Act**");

(ii) acknowledges and agrees that the Parent will be relying on the exemption from the registration requirements of the 1933 Act afforded by Rule 802 thereunder in connection with the offer, sale and delivery of its securities issued upon the Amalgamation to holders of securities of Tri-Vision in the United States;

(iii) does not currently have, and did not or will not have on the date which is thirty days prior to the date of the Circular, more than 10% of the holders of any class of its securities that are resident in the United States, as calculated in accordance with Rule 800(h) under the 1933 Act; and

(iv) did not, as of May 7, 2007, have registered holders of any class of its securities in any state, possession or territory of the United States (including the District of Columbia), other than Michigan, Arizona, California, Washington, New York, Oregon, Arkansas, Minnesota, New Jersey, Maryland, Kansas, Texas, Idaho, Colorado, Connecticut, North Carolina, Oklahoma, Utah, New Hampshire, Virginia, Alabama, Florida, Ohio, Rhode Island, Nebraska and Pennsylvania.

3.2 Survival of Representations and Warranties

The representations and warranties of Tri-Vision contained in this Agreement shall survive, and shall not be affected by, any investigation of the subject matter thereof by Parent, Acquisition Sub or any affiliate thereof or by any representative of any of the foregoing, or any knowledge of any such person with respect thereto. The representations and warranties of Tri-Vision contained in this Agreement shall expire and be terminated on the earlier of the Effective Date and the date on which this Agreement is terminated in accordance with its terms.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF PARENT AND ACQUISITION SUB

4.1 Representations and Warranties of Parent and Acquisition Sub

Parent and Acquisition Sub hereby represent and warrant to and in favour of Tri-Vision as follows and acknowledges that Tri-Vision is relying upon such representations and warranties in connection with the entering into of this Agreement and the completion of the Transactions:

(a) Board Approval. Each of the Parent Board of Directors and the board of directors of Acquisition Sub, at a meeting duly called and held prior to the execution and delivery of this Agreement, has duly and unanimously adopted resolutions:

(i) authorizing and approving this Agreement and the Amalgamation;

(ii) authorizing Parent or Acquisition Sub, as applicable, to execute and deliver this Agreement; and

(iii) authorizing Parent or Acquisition Sub, as applicable, to consummate this Agreement on the terms set forth herein,

which resolutions have not been subsequently rescinded, modified or withdrawn in any way prior to the date of this Agreement.

(b) Organization and Qualification. Parent and each of its subsidiaries is a corporation duly incorporated, continued or amalgamated or an entity duly created, validly organized and existing under the laws of its jurisdiction of incorporation, continuance, amalgamation or creation and has the requisite corporate or other power and authority to own its properties as now owned and to carry on its business as it is now being conducted. Parent and each of its subsidiaries, except as set forth in Section 4.1.(b) of the Parent Disclosure Letter, is registered, qualified or otherwise authorized to do business and each is, to the extent that such concept is legally recognized, in good standing in each jurisdiction in which the character of its properties, owned, leased, licensed or otherwise held, or the nature of its activities makes such registration necessary, except where the failure to be so registered or in good standing would not have a Material Adverse Effect, individually or in the aggregate, on Parent. Copies of the articles and bylaws of Parent furnished to Tri-Vision are accurate and complete and have not been amended or superseded and no steps or proceedings have been taken or are pending or contemplated to amend or supersede such constating documents.

(c) Authority Relative to this Agreement. Each of Parent and Acquisition Sub has the requisite corporate power and authority to enter into this Agreement and to carry out its obligations hereunder and to complete the Amalgamation. The execution, delivery and performance of this Agreement have been duly authorized by the Parent Board of Directors and the board of directors of Acquisition Sub, and no other corporate proceedings on the part of Parent or Acquisition Sub are necessary to authorize the execution and delivery by it of this Agreement or the completion of the Transactions. This Agreement has been duly and validly executed and delivered by each of Parent and Acquisition Sub and, assuming the due authorization, execution and delivery by Tri-Vision, constitutes a legal, valid and binding obligation of each of Parent and Acquisition Sub enforceable against them in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, reorganization or other laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered.

(d) No Violations.

(i) Neither the execution and delivery of this Agreement by Parent or Acquisition Sub nor the completion of the Amalgamation, nor compliance by Parent and Acquisition Sub with any of the provisions hereof will:

(A) violate, conflict with, change the rights or obligations of any party under or result in a breach of any provision of, require any consent, approval or notice under, or constitute a default (or an event which,

with notice or lapse of time or both, would constitute a default) or result in a right of termination or acceleration under, or result in the creation of any Lien upon, any of the properties or assets of Parent or any of its subsidiaries, or in any such Lien becoming (or being capable of becoming) enforceable against any such properties or assets, or cause any indebtedness to come due before its stated maturity or cause any credit commitment or obligation to cease to be available or cause any payment or other obligation to be imposed on Parent or any of its subsidiaries under any of the terms, conditions or provisions of (1) their respective charters or bylaws or other comparable organizational documents; or (2) any note, bond, mortgage, indenture, loan agreement, deed of trust, Lien, or other Contract to which Parent or any of its subsidiaries is a party or by which any of them, or any of their respective properties or assets is bound;

(B) subject to obtaining the Regulatory Approvals (1) violate any Law applicable to Parent or any of its subsidiaries or any of their respective properties or assets; or (2) cause the suspension or revocation of any Permit currently in effect; or

(C) (1) result in any payment (including severance, unemployment compensation, golden parachute, change of control, retention, bonus or otherwise) becoming due to any current or former director, officer or employee of, or consultant to, Parent or any of its subsidiaries, or (2) result in any increase or acceleration of contributions, liabilities or benefits, or acceleration of vesting, under any Parent Plan or restriction imposed on any asset held in connection with a Parent Plan or otherwise,

(except, in the case of each of clauses (A)(2) and (B) above only, for such violations, conflicts, changes in rights or obligations, breaches, defaults, terminations, accelerations or creations of Liens which, or any consents, approvals or notices which if not given or received, would not, individually or in the aggregate, have any Material Adverse Effect on Parent).

(ii) Subject to obtaining the Regulatory Approvals, (A) there is no legal impediment to the execution and delivery of this Agreement by Parent or Acquisition Sub, and (B) no filing or registration with, or authorization, consent or approval of, any Governmental Entity is required of Parent or its subsidiaries in connection with the execution and delivery of this Agreement and the Transaction Documents by Parent or Acquisition Sub or the completion of the Amalgamation, except for such filings or registrations which, if not made, or for such authorizations, consents or approvals which, if not received, would not, individually or in the aggregate, have a Material Adverse Effect on Parent.

(e) <u>Capitalization</u>.

(i) The authorized share capital of Parent consists of an unlimited number of Parent Shares and an unlimited number of preferred shares.

(ii) As of the close of business on May 7, 2007 there were issued and outstanding 75,167,060 Parent Shares, and there were outstanding no other shares of any class or series in the capital of Parent.

(iii) As of the close of business on May 7, 2007 an aggregate of 3,549,000 Parent Options were outstanding (whether or not vested) and an aggregate of up to 3,549,000 Parent Shares were issuable upon the exercise of Parent Options.

(iv) As of the close of business on May 7, 2007, warrants to purchase 103,560 Parent Shares and deferred stock units to purchase 26,348 Parent Shares are outstanding.

(v) Except as set forth above and except for the issuance of Parent Shares in connection with the Transactions, there were no options, warrants or other rights, shareholder rights plans, agreements or commitments of any character whatsoever requiring or which may require the issuance, sale or transfer by Parent of any shares in the capital of Parent (including Parent Shares) or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any shares in the capital of Parent (including Parent Shares).

(vi) All outstanding Parent Shares have been duly authorized and validly issued, are fully paid and non-assessable and are not subject to, nor were they issued in violation of, any pre-emptive rights, and all Parent Shares issuable upon the exercise of rights under the Parent Options in accordance with their respective terms have been duly authorized and, upon issuance, will be validly issued as fully paid and non-assessable and will not be subject to any pre-emptive rights.

(vii) When issued in accordance with this Agreement and the Amalgamation Agreement, the Parent Shares will be duly authorized and validly issued, will be fully paid and non-assessable and will not be subject to, nor would they be issued in violation of, any pre-emptive rights.

(viii) All securities of Parent (including the Parent Shares and the Parent Options and all options, rights or other convertible or exchangeable securities) have been, and upon issuance in accordance with this Agreement and the Acquisition Agreement, the Parent Shares will be, issued in compliance, in all material respects, with all applicable Securities Laws. There are no securities of Parent or of any of its subsidiaries outstanding which have the right to vote generally (or are convertible into or exchangeable for securities having the right to vote generally) with the Parent Shareholders on any matter. There are no outstanding contractual or other obligations of Parent or any subsidiary to repurchase, redeem or

otherwise acquire any of its securities or with respect to the voting or disposition of any outstanding securities of any of its subsidiaries.

(f) Reporting Status and Securities Laws Matters. Parent is a reporting issuer under applicable Canadian provincial Securities Laws and is not on the list of reporting issuers in default under such Securities Laws and is a foreign private issuer under United States federal Securities Laws and is not in material default of any material requirements of any Securities Laws. Except as set forth in Section 4.1(f) of the Parent Disclosure Letter, no delisting, suspension of trading in or cease trading order with respect to any securities of Parent, and, to the knowledge of Parent, no inquiry, review or investigation (formal or informal) of any Securities Regulator or the Exchange, is in effect or ongoing or, to the knowledge of Parent, expected to be implemented or undertaken.

(g) Ownership of Subsidiaries. All of the outstanding shares of capital stock and other ownership interests in Parent's subsidiaries are duly authorized, validly issued, fully paid and non-assessable, and all such shares and other ownership interests held directly or indirectly by Parent, and there are no outstanding options, rights, entitlements, understandings or commitments (contingent or otherwise) regarding the right to acquire any such shares of capital stock or other ownership interests in or material assets or properties of any of Parent's subsidiaries except as set forth in Section 4.1(g) of the Parent Disclosure Letter.

(h) Reports.

(i) As of their respective dates or, where no such date is specified, the date of filing with Canadian Securities Administrators (1) Parent's audited financial statements as at and for the fiscal years ended October 31, 2006, October 31, 2005 and October 31, 2004 (including the auditor's reports thereon, the notes thereto and related MD&A, and Parent's unaudited interim financial statements as at and for the three months ended January 31, 2007 (including the notes thereto and related MD&A) (collectively, the "**Parent Financial Statements**"); (2) Parent's annual information form dated January 20, 2007 (including all documents incorporated by reference therein); (3) Parent's management information circular dated March 21, 2007 in respect of the annual meeting of Parent Shareholders for fiscal year 2006; (4) all material change reports and other documents filed with the Canadian Securities Administrators since October 31, 2004; and (v) all prospectuses and other documents filed by Parent in the offering of its securities with Canadian Securities Administrators or the Exchange since October 31, 2004:

(A) did not at the respective effective dates contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading; and

(B) complied in all material respects with Securities Laws.

(ii) The Parent Financial Statements and all financial statements of Parent and its subsidiaries included or incorporated by reference in information circulars, forms, reports, statements, prospectuses and other documents since October 31, 2004 were prepared in accordance with GAAP consistently applied (except (A) as otherwise indicated in such financial statements and the notes thereto or, in the case of audited statements, in the related report of Parent's independent auditors, (B) in the case of unaudited interim statements, such interim statements are subject to normal year-end adjustments and may omit notes which are not required by applicable Laws in the unaudited statements or (C) as items in such financial statements have been reclassified) and fairly present in all material respects the consolidated financial position, results of operations and changes in financial position of Parent and its subsidiaries as of the dates thereof and for the periods indicated therein (subject, in the case of any unaudited interim financial statements, to normal period-end adjustments) and reflect reserves required by GAAP consistently applied in respect of all contingent liabilities, if any, of Parent and its subsidiaries on a consolidated basis. Parent is not currently aware of any year-end adjustments that are expected to be material. There has been no change in Parent's accounting policies, except as described in the notes to the Parent Financial Statements, since October 31, 2004.

(iii) Except as set forth in the Parent Financial Statements, neither Parent nor any of its subsidiaries have any documents creating any material off-balance sheet arrangements. Neither Parent nor any of its subsidiaries is a party to, or has any commitment to become a party to, any joint venture, partnership agreement or any similar contract (including any contract relating to any transaction, arrangement or relationship between or among Parent or any of its subsidiaries, on the one hand, and any unconsolidated affiliate, including any structured finance, special purpose or limited purpose entity or person, on the other hand) where the purpose or intended effect of such arrangement is to avoid disclosure of any material transaction involving Parent or any of its subsidiaries in the Parent Financial Statements.

(i) Litigation. Except as set forth in Section 4.1(i) of the Parent Disclosure Letter, there are no claims, actions, suits or proceedings pending or, to the knowledge of Parent, threatened and to the knowledge of Parent there are no material investigations or inquiries pending or threatened, affecting Parent or any of its subsidiaries or affecting any of their respective property or assets at law or in equity before or by any Governmental Entity. Neither Parent nor any of its subsidiaries nor their respective assets or properties is subject to any material outstanding judgment, order, writ, injunction or decree.

(j) Taxes.

(i) *Parent and each of its subsidiaries* has duly and timely filed all Returns required to be filed by it prior to the date hereof, other than those which have been administratively waived or those set forth in Section 4.1(j) of

the Parent Disclosure Letter, and all such Returns are complete and correct, except for any failure to file or errors or omissions that, individually or in the aggregate, would not have a Material Adverse Effect on Parent.

(ii) Except as provided for in the Parent Financial Statements and except as disclosed in Section 4.1(j) of the Parent Disclosure Letter, no deficiencies, litigation, proposed adjustments or matters in controversy exist or have been asserted in writing with respect to Taxes of Parent or any of its subsidiaries, and neither Parent nor any of its subsidiaries is a party to any action or proceeding for assessment or collection of Taxes, except to the extent that such deficiencies, litigation, proposed adjustments or matters in controversy or action or proceeding would not have, individually or in the aggregate, a Material Adverse Effect on Parent.

(iii) Parent and each of its subsidiaries has paid on a timely basis all Taxes which are due and payable, all assessments and reassessments, and all other Taxes due and payable by it on or before the date hereof, other than those:

(A) which are being or have been contested in good faith and in respect of which reserves have been provided in the most recently published Parent Financial Statements; and

(B) in excess of such reserves which the failure to pay would not, individually or in the aggregate, result in a Material Adverse Effect on Parent.

(k) Absence of Undisclosed Liabilities. Except as disclosed in the Parent Public Disclosure Record or the Parent Financial Statements, neither Parent nor any of its subsidiaries has any obligations or liabilities of any nature (matured or unmatured, fixed or contingent) except for liabilities (i) incurred in connection with the transactions contemplated by this Agreement, (ii) incurred in the ordinary course of business consistent with past practice since October 31, 2004, or (iii) that, individually or in the aggregate, would not result in a Material Adverse Effect on Parent.

(l) No Material Adverse Effect. Since October 31, 2006, no event, change or development has occurred, including any material damage, destruction or other casualty loss with respect to any material asset owned, leased or otherwise used by Parent or any of its subsidiaries, whether or not covered by insurance, which has or had a Material Adverse Effect on Parent. During the period since October 31, 2006, Parent and its subsidiaries have conducted their businesses only in the ordinary course consistent with past practice.

(m) Environmental. All operations of Parent and each of its subsidiaries have been and are now being conducted in material compliance with all applicable Environmental Laws. There is no Environmental Condition present at, and to the knowledge of Parent, there has been no use, release, threatened release, disposal,

or arrangement for disposal, generation, handling or transportation of, or exposure to, any Hazardous Substance on, at, under or from, any property currently or, to the knowledge of Parent, formerly owned or leased by Parent or any of its subsidiaries and, to the knowledge of Parent, neither Parent nor any of its subsidiaries is aware of, or is subject to: (i) any proceeding, application, order, directive, investigation, claim or complaint which relates to environmental, health or safety matters, and which may require any material work, repairs, construction, expenditures, obligations or liabilities; (ii) any demand, investigation or notice with respect to the breach of any Environmental Laws applicable to Parent or any of its subsidiaries; or (iii) any changes to the terms of any Environmental Permits or any review by any Governmental Entity of such Environmental Permits, in each case as would, individually or in the aggregate, have a Material Adverse Effect on Parent. True and complete copies of all material environmental data and studies relating to and in the possession of Parent have been delivered or made available to Tri-Vision.

(n) Owned Real Property; Assets. Neither Parent nor its subsidiaries owns any real property. Parent and its subsidiaries are the beneficial owners of, and have title to, all the material assets owned by Parent and its subsidiaries which are used in connection with their respective businesses.

(o) Leased Real Property. Each real property lease to which Parent or any of its subsidiaries is a party has been validly executed and delivered by the tenant and is in full force and effect. Each such lease represents the entire agreement between the landlord and the tenant in respect of the leased premises. Parent and its subsidiaries are not in default of any of their material obligations under any such lease and there is no outstanding material dispute between Parent, its subsidiaries and the landlord in respect of any such lease.

(p) Material Contracts.

(i) **"Parent Material Contract"** means:

(A) any license of Parent IP to an arm's length third party;

(B) any stock option plan;

(C) any lease of personal property having aggregate outstanding ongoing obligations of Parent or any of its subsidiaries in excess of $50,000;

(D) other than standard customer contracts that contain indemnification or guaranty provisions in favour of any person that do not impose any obligation or liability (contingent or otherwise) on Parent or any of its subsidiaries greater than the total fees paid to Parent or any of its subsidiaries under such contract, any agreement of indemnification or guaranty to any person;

(E) any agreement containing any covenant materially limiting the freedom of Parent or any of its subsidiaries to engage in any line of business or in any geographic territory or to compete with any person, or which grants to any person any exclusivity to any geographic territory, any customer, or any product or service;

(F) any agreement relating to the disposition of assets or any interest in any business enterprise outside the ordinary course of business or any agreement relating to the acquisition of assets or any interest in any business enterprise outside the ordinary course of business;

(G) any mortgages, indentures, loans or credit agreements, security agreements or other agreements or instruments relating to the borrowing of money or the extension of credit (other than security agreements for office or similar equipment where the value of the assets secured does not exceed $50,000);

(H) to the knowledge of Parent, any agreement pursuant to which Parent or any of its subsidiaries agreed to provide "most favoured nation" pricing or others terms and conditions to any person with respect to the sale, distribution, license or support of any products or services;

(I) any agreement, the termination or loss of which would have a Material Adverse Effect on Parent.

(ii) None of Parent, its subsidiaries nor, to the knowledge of Parent, any of the other parties thereto, is in default or breach of, nor has Parent or its subsidiaries received any written notice of default or breach of, or termination under, any Parent Material Contract and, to the knowledge of Parent, there exists no state of facts which after notice or lapse of time or both would constitute a default or breach of any such Contract except as would not, individually or in the aggregate, have a Material Adverse Effect on Parent. Except as set forth in Section 4.1(p) of the Parent Disclosure Letter, no Parent Material Contract: (a) would be violated, contravened or breached by, or under which a default would occur; (b) requires any consent or prior approval be obtained from any person (including consents relating to the change of control of Parent and its subsidiaries) or notice (prior to or following the Effective Time); or (c) would terminate; in each case, upon the execution of this Agreement or the completion of the Transactions.

(q) Permits. Parent and each of its subsidiaries has obtained and is in compliance with all Permits, including Environmental Permits, required by applicable Laws, necessary to conduct its current businesses as they are now being conducted, other than where the absence of such Permits or the failure to comply would not, individually or in the aggregate, have a Material Adverse Effect on Parent. No suspension or cancellation of any of the Permits is pending or, to Parent's knowledge, threatened, which would have a Material Adverse Effect on Parent.

(r) Pension and Employee Benefits.

(i) Parent and each of its subsidiaries has complied, in all material respects, with the terms of all agreements, health, welfare, supplemental unemployment benefit, bonus, incentive compensation, profit sharing, deferred compensation, stock purchase, stock appreciation rights, stock compensation, disability, pension or retirement plans and other employee compensation or benefit plans, policies, programs, practices, undertakings or arrangements, oral or written, formal or informal, which are maintained by or binding upon Parent or such subsidiary or in respect of which Parent or any of its subsidiaries has any actual or potential liability (collectively, the "**Parent Plans**") and with all applicable Laws relating thereto.

(ii) None of the Parent Plans includes any retirement or pension plan or any retirement or pension obligations, including retirement benefits on a defined benefit basis.

(s) Employment Agreements and Collective Agreements. Neither Parent nor any of its subsidiaries is a party or subject to or bound or governed by:

(i) any collective bargaining or union agreement or any actual or, to the knowledge of Parent, threatened application for certification or bargaining rights in respect of Parent or any of its subsidiaries; or

(ii) any labour dispute, strike or lock-out relating to or involving any employee of Parent or any of its subsidiaries or has, in the 24 months prior to the date hereof, been a party to any such dispute, strike or lock-out.

(t) Compliance with Laws. Parent and its subsidiaries are in compliance with applicable Laws, other than non-compliance or violations which would, individually or in the aggregate, not have a Material Adverse Effect on Parent.

(u) Intellectual Property and Software.

(i) To the knowledge of Parent, none of the material Owned Parent IP is invalid or unenforceable.

(ii) Section 4.1(u)(ii) of the Parent Disclosure Letter contains a complete and accurate list of the following Owned Parent IP: (A) all Domain Names, (B) all registered Trademarks and material unregistered Trademarks; (C) all Patents; and (D) all registered Copyrights, in each case listing, as applicable, (1) the name of the applicant/registrant and current owner, (2) the jurisdiction of the application/registration and (3) the application or registration number.

(iii) To the knowledge of Parent, in each case in which Parent or any of its subsidiaries has acquired ownership of any registered Trademarks, registered Copyrights or Patents included in the Owned Parent IP from another person, Parent or its appropriate subsidiary has recorded or had

recorded such acquisition with the U.S. Patent and Trademark Office, the U.S. Copyright Office, or their respective equivalents in the applicable jurisdiction, in each case in accordance with all applicable Legal Requirements.

(iv) **"Parent IP Agreements"** means all material Contracts (A) under which Parent or any of its subsidiaries uses or has the right to use any Licensed Parent IP, other than licenses and related services agreements for generally commercially available software that is not distributed by Parent or incorporated by Parent into any Parent products (B) under which Parent or any of its subsidiaries has licensed to any other person the right to use or agreed to transfer to any other person any of the Parent IP, other than customer licenses and other agreements entered into in the ordinary course of business, or (C) which grant, or which may require Parent or any of its subsidiaries to grant, to others the right, whether contingent or otherwise, to use or access any Parent Source Code or which creates or governs any source code escrow arrangement. To the knowledge of Parent, no third parties to the Parent IP Agreements are in material breach thereof. To the knowledge of Parent, there are no material pending disputes regarding the scope of such Parent IP Agreements, performance under the Parent IP Agreements, or with respect to payments made or received under such Parent IP Agreements. To the knowledge of Parent, all Parent IP Agreements are binding and are in full force and effect.

(v) To the knowledge of Parent, the Owned Parent IP, together with the Licensed Parent IP, is sufficient for the conduct of the business of Parent and its subsidiaries as currently conducted.

(vi) Parent and its subsidiaries own all right, title and interest in the Owned Parent IP, free and clear of all material Liens other than (A) encumbrances, restrictions or other obligations arising under any of the Parent IP Agreements and (B) non-exclusive licenses granted by Parent and its subsidiaries in the ordinary course of business.

(vii) Parent and each of its subsidiaries have taken reasonable and appropriate steps to protect and preserve the confidentiality of the trade secrets that comprise any part of the Parent IP and, to the knowledge of Parent, there has been no material unauthorized use, disclosure or infringement of any such trade secrets by any person. Parent and its subsidiaries have a policy requiring all employees, consultants and contractors to execute confidentiality and invention assignment agreements substantially in Parent's standard form previously provided to Tri-Vision. Parent and its subsidiaries have obtained from all persons (including employees, consultants and contractors) who have created any material portion of, or otherwise who would have any material rights in or to, the Owned Parent IP valid and enforceable written assignments of any such work, invention, improvement or other rights in favour of Parent and its subsidiaries.

(viii) Other than as disclosed in Section 4.1(i) of the Parent Disclosure Letter, there is no suit, claim, action, investigation or proceeding made, conducted or brought by any third party that has been served upon or, to the knowledge of Parent, filed or threatened with respect to, and Parent has not been notified in writing of, any alleged infringement or other violation in any material respect by Parent or any of its subsidiaries of any Intellectual Property Rights of any third party. Other than as disclosed in Section 4.1(i) of the Parent Disclosure Letter, to the knowledge of Parent, there is no pending or threatened claim challenging the validity or enforceability of, or contesting Parent's or any of its subsidiaries' ownership of or other rights with respect to any of the Parent IP. Parent and its subsidiaries are not subject to any Order of any Governmental Entity that restricts or impairs the use of any Parent IP.

(ix) The execution and delivery of this Agreement and the consummation of the Transactions will not result in (A) any right of termination or cancellation under any Parent IP Agreement or any loss of rights in or to any Parent IP that is material to the business of Parent and its subsidiaries as currently conducted or (B) after consummation of the Transactions, Parent or any of its subsidiaries being required, under the terms of any agreement to which Parent or any of its subsidiaries is a party, to grant any third party any license or other rights in or to any of Parent's or any of its subsidiaries' Intellectual Property Rights.

(v) <u>Insurance</u>. Parent and its subsidiaries have policies of insurance with responsible insurers in full force and effect naming Parent and its subsidiaries, as applicable, as insured which provide coverage on a basis that is customary in the industries in which it and they participate and that, having regard to the nature of their risk, are reasonable. Parent is in compliance with all requirements with respect to all such policies of insurance.

(w) <u>Corrupt Practices Legislation</u>. There have been no actions taken by or, to the knowledge of Parent, on behalf of Parent or its subsidiaries that would cause Parent or its subsidiaries to be in violation of the Foreign Corrupt Practices Act of the United States of America or the *Corruption of Foreign Public Officials Act* (Canada).

(x) <u>Books and Records</u>. The financial books, records and accounts of Parent and its subsidiaries in all material respects (i) have been maintained in accordance with good business practices on a basis consistent with prior years, (ii) are stated in reasonable detail and accurately and fairly reflect the material transactions and dispositions of the assets of Parent and its subsidiaries and (iii) accurately and fairly reflect the basis for the Parent Financial Statements. Parent has devised and maintains a system of internal accounting controls sufficient to provide reasonable assurances that (A) transactions are executed in accordance with management's general or specific authorization; and (B) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP. Parent's and its subsidiaries' corporate records and minute books have been maintained in

compliance in all material respects with applicable Laws and are complete and accurate in all material respects.

(y) Restrictions on Business Activities. There is no agreement, judgment, injunction, order or decree binding upon Parent or any of its subsidiaries that has or could have the effect of prohibiting, restricting or impairing any business practices of Parent or such subsidiary, except as would not have a Material Adverse Effect on Parent.

(z) Parent Shares. The Parent Shares to be issued pursuant to the Amalgamation will, upon issue, be issued as fully-paid and non-assessable shares and will be freely tradable over the Exchange without any hold period, qualification with or approval of or the filing of any prospectus, or the taking of any proceeding with, or the obtaining of any further order, ruling or consent from, any Governmental Authority under any United States or Canadian federal, state, provincial or territorial securities or other applicable Laws or pursuant to the rules and regulations of any regulatory authority administering such applicable Laws, or the fulfilment of any other legal requirement in the United States or any such Canadian jurisdiction (other than, with respect to such resale, any restrictions on transfer by reason of a holder being a "control person" of Parent for purposes of applicable Securities Laws and other than the fulfilment of the listing conditions imposed by the Exchange in respect of the listing thereon of the Parent Shares).

4.2 Survival of Representations and Warranties

The representations and warranties of Parent and Acquisition Sub contained in this Agreement shall expire and be terminated on the earlier of the Effective Date and the date on which this Agreement is terminated in accordance with its terms.

ARTICLE 5
COVENANTS

5.1 Covenants of Tri-Vision Regarding the Conduct of Business

Tri-Vision covenants and agrees that, during the period from the date of this Agreement until the earlier of the Effective Date and the time that this Agreement is terminated in accordance with its terms, unless Parent shall otherwise consent in writing (which consent shall not be unreasonably withheld or delayed) or as is otherwise expressly permitted or specifically contemplated by this Agreement or as is set forth in Section 5.1 of the Tri-Vision Disclosure Letter:

(a) the business of Tri-Vision and its subsidiaries shall be conducted only, and Tri-Vision and its subsidiaries shall not take any action except in the usual and ordinary course of business consistent with past practice, and Tri-Vision shall use all commercially reasonable efforts to maintain and preserve its and its subsidiaries' business organization, assets, customers, employees, goodwill and business relationships;

(b) Tri-Vision shall not, and shall not permit any of its subsidiaries to, directly or indirectly: (i) amend its articles, charter or by-laws or other comparable organizational documents; (ii) declare, set aside or pay any dividend or other distribution or payment (whether in cash, shares or property) in respect of the Tri-Vision Shares owned by any person or the securities of any subsidiary owned by a person other than Tri-Vision or a subsidiary of Tri-Vision; (iii) issue, grant, sell, encumber or pledge or authorize or agree to issue, grant, sell, encumber or pledge any shares of Tri-Vision or its subsidiaries, or securities convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, shares of Tri-Vision or its subsidiaries or any other ownership interest (including any phantom interest or other right linked to any shares of Tri-Vision or its subsidiaries in any manner), other than (A) the issuance of Tri-Vision Shares issuable pursuant to the terms of the Tri-Vision Options, Tri-Vision Warrants and Tri-Vision Broker Warrants that are outstanding as of the date of this Agreement, or (B) transactions between two or more Tri-Vision wholly-owned subsidiaries or between Tri-Vision and a Tri-Vision wholly-owned subsidiary; (iv) redeem, purchase or otherwise acquire any of its outstanding securities, other than in transactions between two or more Tri-Vision wholly-owned subsidiaries or between Tri-Vision and a Tri-Vision wholly-owned subsidiary; (v) amend the terms of any of its securities or reclassify, combine, split or subdivide any of its securities; (vi) adopt a plan of liquidation or resolution providing for the liquidation or dissolution of Tri-Vision or any of its subsidiaries, or undertake any merger, consolidation or reorganization of Tri-Vision or any of its subsidiaries; (vii) amend its accounting policies or adopt new accounting policies, in each case except as required in accordance with GAAP; (viii) make any material Tax election or settle or compromise any material Tax liability; or (ix) enter into, modify or terminate any Contract with respect to any of the foregoing;

(c) Tri-Vision shall promptly notify Parent in writing of any circumstance or development that has had or would have a Material Adverse Effect on Tri-Vision or any change in any material fact set forth in the Tri-Vision Disclosure Letter;

(d) Tri-Vision shall not, and shall not permit any of its subsidiaries to, directly or indirectly: (i) except sales of inventory or obsolete items in the ordinary course of business consistent with past practice, sell, pledge, lease, dispose of or encumber any assets of Tri-Vision or of any subsidiary; (ii) acquire (by merger, amalgamation, consolidation or acquisition of shares or assets) any corporation, partnership or other business organization or division thereof, or make any investment either by the purchase of securities or contributions of capital (other than to wholly-owned subsidiaries), (iii) acquire any material property or assets of any other person except for purchases of inventory in the ordinary course of business; (iv) incur any indebtedness for borrowed money or for any other liability or obligation of a financial nature or issue any debt securities or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other person, or make any loans or advances; (v) pay, discharge or satisfy any claims, liabilities or obligations other than the payment, discharge or satisfaction of liabilities reflected or reserved against in the Tri-Vision Financial Statements or made in the ordinary course of business consistent with

past practice; (vi) waive, release, grant or transfer any rights of material value; (vii) without the approval in writing by Parent, such approval not to be unreasonably withheld or delayed, make or commit to make capital expenditures that are, in the aggregate, in excess of $50,000; (viii) take any action or make any change with respect to accounting policies or procedures, other than actions or changes required by GAAP or by applicable Law or as set forth in the Tri-Vision Financial Statements; (ix) take any action that would cause any of the representations or warranties set forth in Article 3 to be untrue as of the date of this Agreement or as of the Effective Time; or (x) authorize or propose any of the foregoing, or enter into or modify any Contract to do any of the foregoing;

(e) Tri-Vision shall not, and shall not permit any of its subsidiaries to, directly or indirectly, enter into, terminate or modify any Tri-Vision Material Contract (including Tri-Vision Material Contracts listed or referred to in the Tri-Vision Disclosure Letter) outside the ordinary course of business consistent with past practice;

(f) neither Tri-Vision nor any of its subsidiaries shall orally or in writing (i) grant to any officer, director or employee of Tri-Vision or any of its subsidiaries an increase in compensation in any form, except in the ordinary course of business and upon receipt of approval in writing by the Parent, such approval not to be unreasonably withheld or delayed, (ii) grant any general salary increase, (iii) commit to or make any loan to any officer, director or employee of Tri-Vision or any of its subsidiaries, (iv) take any action with respect to the grant of any bonus or similar payment or benefit to, or the grant of any severance, retention, retirement, change of control or termination pay to or the entering into of any employment agreement with any officer, director or employee of Tri-Vision or any of its subsidiaries (other than as required by applicable Law or employment agreements, or severance plans, agreements or arrangements in existence on the date of this Agreement), (v) increase any benefits payable under its current severance, change of control or termination pay policies, or (vi) adopt or amend in any material respect or make any voluntary contribution to any Tri-Vision Plan;

(g) Tri-Vision shall not, and shall not permit any of its subsidiaries to, hire any employee without the approval in writing of Parent;

(h) Tri-Vision shall, whether through the Tri-Vision Board of Directors or otherwise, facilitate as necessary the acceleration of the vesting of any unvested Tri-Vision Options and the acceleration of outstanding Tri-Vision Stock Options in accordance with Section 2.8 under the Tri-Vision Stock Option Plan but shall not otherwise amend, vary or modify the Tri-Vision Stock Option Plan or any Tri-Vision Options;

(i) Tri-Vision shall not, and shall not permit any of its subsidiaries to, settle or compromise (i) any material action, claim or proceeding brought against it and/or any of its subsidiaries, in excess of $100,000; or (ii) any action, claim or proceeding brought by any present, former or purported holder of its securities or any other person in connection with the transactions contemplated by this Agreement or the Amalgamation;

(j) Tri-Vision shall use its commercially reasonable efforts to cause the current insurance (or re-insurance) policies maintained by Tri-Vision or any of its subsidiaries, including directors' and officers' insurance, not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance or re-insurance companies of nationally recognized standing having comparable deductions and providing coverage similar to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect; provided that none of Tri-Vision or any of its subsidiaries shall obtain or renew any insurance (or re-insurance) policy for a term exceeding 12 months from the date hereof; and

(k) Tri-Vision shall not approve, adopt or implement a shareholder rights plan or similar poison pill arrangement.

5.2 Covenants of Tri-Vision Regarding the Performance of Obligations

Subject to Section 7.1, Tri-Vision shall and shall cause its subsidiaries to perform all obligations required or desirable to be performed by Tri-Vision or any of its subsidiaries under this Agreement, and co-operate with Parent in connection therewith, in order to consummate and make effective, as soon as reasonably practicable, the Amalgamation and, without limiting the generality of the foregoing, Tri-Vision shall and, where appropriate, shall cause its subsidiaries to:

(a) use commercially reasonable efforts to comply promptly with all requirements which applicable Law may impose on Tri-Vision or its subsidiaries with respect to the Amalgamation;

(b) use commercially reasonable efforts to obtain the requisite approvals of the Tri-Vision Shareholders to the Amalgamation Resolution including participating in presentations to Tri-Vision Shareholders, except to the extent that the Tri-Vision Board of Directors has withdrawn, modified or qualified its recommendation to shareholders in accordance with the terms of this Agreement;

(c) advise Parent as requested, and on a daily basis on each of the last seven business days prior to the Meeting, as to the aggregate tally of the proxies and votes received in respect of the Meeting and all matters to be considered at such Meeting;

(d) use commercially reasonable efforts to obtain all necessary waivers, consents and approvals required to be obtained by Tri-Vision or any of its subsidiaries in connection with the Transactions from other parties to any material loan agreements, leases, licenses or other Tri-Vision Material Contracts;

(e) use commercially reasonable efforts to have lifted or rescinded any injunction or restraining order relating to Tri-Vision or other order which may adversely affect the ability of the Parties to consummate the transactions contemplated by this Agreement;

(f) provide Parent with a copy of any purported exercise of the Dissent Rights and written communications with any holders exercising or purporting to exercise Dissent Rights; and not settle or compromise any claim brought by any present, former or purported holder of any of its securities in connection with the Transactions;

(g) promptly advise Parent orally and, if then requested, in writing:

(i) of any event occurring subsequent to the date of this Agreement that would render any representation or warranty of Tri-Vision contained in this Agreement (except any such representation or warranty which speaks solely as of a date prior to the occurrence of such event), if made on or as of the date of such event or the Effective Time, untrue or inaccurate in any material respect;

(ii) of any event, change or development that has a Material Adverse Effect in respect of Tri-Vision; and

(iii) of any material breach by Tri-Vision of any covenant or agreement contained in this Agreement; and

(h) apply for and use all commercially reasonable efforts to obtain all Regulatory Approvals relating to Tri-Vision or any of its subsidiaries which are required in order to consummate the Amalgamation under this Agreement and, in doing so, keep Parent reasonably informed as to the status of the proceedings related to obtaining the Regulatory Approvals, including providing Parent with copies of all related applications and notifications excluding any part thereof constituting confidential information, in draft form, in order for Parent to provide its comments thereon; provided that Tri-Vision shall not make any commitments, provide any undertakings or assume any obligations, in each case that are or could reasonably be expected to be material to Tri-Vision or Parent without the prior written consent of Parent, which shall not be unreasonably withheld or delayed;

(i) furnish promptly to Parent and Acquisition Sub a copy of each notice, report, schedule or other document or communication delivered or filed by Tri-Vision in connection with the Amalgamation or the Meeting with any Governmental Entity in connection with, or in any way affecting, the Transactions;

(j) defend all lawsuits or other legal, regulatory or other proceedings against Tri-Vision challenging or affecting this Agreement or completing the Amalgamation;

(k) use commercially reasonable efforts to assist in effecting the resignations of the Tri-Vision directors and cause them to be replaced as of the Effective Date by persons nominated by Parent;

(l) use commercially reasonable efforts to: (i) assist Parent in obtaining all Regulatory Approvals; (ii) obtain all necessary or desirable consents, waivers or approvals under Tri-Vision Material Contracts; provided that Tri-Vision and its subsidiaries shall not, without the prior written consent of Parent (not to be

unreasonably withheld or delayed), pay or commit to pay any money or issue or commit to issue any guarantee of any obligations in connection with Tri-Vision obtaining such consents, waivers or approvals; and (iii) give all necessary or desirable notices under Tri-Vision Material Contracts;

(m) provide, on a timely basis, all reasonable cooperation in connection with any dealings by Parent with any Canadian Tax authority or Canadian Governmental Entity with oversight of any Canadian Tax matters concerning any element of the Transactions (including, without limitation, any element that may be effected after the Effective Time by Parent) as may be requested by Parent;

(n) provide lists of Tri-Vision Shareholders prepared by its transfer agent as well as a security position listing from each depositary, including The Canadian Depositary for Securities Limited, and deliver any such lists to Parent promptly following the date hereof and promptly deliver to Parent upon demand thereafter supplemental lists setting out changes thereto;

(o) subject to applicable Laws, effect such reorganizations of its business, operations and assets or such other transactions as Parent may request, acting reasonably (each a "Pre-Acquisition Reorganization") and co-operate with Parent and its advisors in order to determine the nature of the Pre-Acquisition Reorganizations that might be undertaken and the manner in which they might most effectively be undertaken; provided that the Pre-Acquisition Reorganizations are not prejudicial or potentially prejudicial to Tri-Vision or the Tri-Vision Shareholders, or would not impede or materially delay the completion of the Transactions. Parent shall provide written notice to Tri-Vision of any proposed Pre-Acquisition Reorganization at least ten business days prior to the Effective Time. Upon receipt of such notice, Parent and Tri-Vision shall, if Tri-Vision is required to do so pursuant to the immediately preceding sentence, work co-operatively and use commercially reasonable efforts to prepare prior to the Effective Time all documentation necessary and do all such other acts and things as are necessary to give effect to such Pre-Acquisition Reorganization. If Parent does not acquire all of the Tri-Vision Shares, Parent shall promptly reimburse Tri-Vision for all reasonable costs and expenses, including reasonable legal fees and disbursements, incurred in connection with any proposed Pre-Acquisition Reorganization; and

(p) use commercially reasonable efforts to, not later than the Effective Date, either (i) sell and transfer all of the assets and obligations of the Equipment Business on terms satisfactory to Parent, acting reasonably; or (ii) terminate the operations of the Equipment Business, with no ongoing obligations or liabilities other than those satisfactory to Parent, acting reasonably.

(q) promptly complete its determination of whether Tri-Vision is or has been subject to any obligation to register any class of its securities pursuant to Section 12 of the U.S. Securities Exchange Act of 1934, as amended (the "**1934 Act**") and, in the event Tri-Vision is or was so required to register, shall forthwith furnish to the Securities and Exchange Commission (the "**SEC**") the information required by Rule 12g3-2(b)(1)(i),(ii) and (iii) of the 1934 Act and shall use its best efforts to

obtain confirmation from the SEC that it is entitled to rely upon the exemption from the registration requirements of the 1934 Act afforded by Rule 12g3-2(b).

5.3 Covenants of Parent Regarding the Performance of Obligations

Parent shall, and shall cause its subsidiaries to, perform all obligations required or desirable to be performed by Parent or any of its subsidiaries under this Agreement, co-operate with Tri-Vision in connection therewith, in order to consummate and make effective, as soon as reasonably practicable, the Amalgamation and, without limiting the generality of the foregoing, Parent shall and where appropriate shall cause its subsidiaries to:

(a) apply for and use all commercially reasonable efforts to obtain all Regulatory Approvals relating to Parent or any of its subsidiaries which are required in order to consummate the Amalgamation under this Agreement and, in doing so, keep Tri-Vision reasonably informed as to the status of the proceedings related to obtaining the Regulatory Approvals, including providing Tri-Vision with copies of all related applications and notifications excluding any part thereof constituting confidential and/or privileged information, in draft form, in order for Tri-Vision to provide its reasonable comments thereon; provided that, for greater certainty, nothing contained in this Agreement shall restrict or limit Parent from making such commitments or providing such undertakings or assuming such obligations as it considers, in its sole discretion, necessary or desirable in order to obtain the Regulatory Approvals or any other sanctions, rulings, consents, orders, exemptions, permits and other approvals required by applicable antitrust or competition Law; provided further that nothing herein shall require Parent to make any such commitments, provide any such undertakings or assume any such obligations;

(b) use commercially reasonable efforts to: (i) assist Tri-Vision in obtaining the Regulatory Approvals referred to in Section 5.2(h); and (ii) assist Tri-Vision in obtaining all consents, waivers or approvals that Tri-Vision is to use commercially reasonable efforts to obtain pursuant to Section 5.2(d), provided that Parent shall not be obligated to pay any fees or guarantee any obligations in connection with Tri-Vision obtaining such consents, waivers or approvals;

(c) furnish promptly to Tri-Vision a copy of each notice, report, schedule or other document or communication delivered or filed by Parent in connection with the Amalgamation or the Meeting with any Governmental Entity in connection with, or in any way affecting, the Transactions excluding any part thereof constituting confidential and/or privileged information;

(d) defend all lawsuits or other legal, regulatory or other proceedings against Parent or Acquisition Sub challenging or affecting this Agreement or completing the Amalgamation;

(e) without the consent of Tri-Vision, which shall not be unreasonably withheld or delayed, not amend any of the Voting and Lock-Up Agreement, each of which provide for, among other things, the particular Tri-Vision shareholder who is a

party to the Voting and Lock-Up Agreement voting in favour of the Amalgamation at the Meeting; and

(f) promptly advise Tri-Vision orally and, if then requested, in writing:

(i) of any event occurring subsequent to the date of this Agreement that would render any representation or warranty of Parent or Acquisition Sub contained in this Agreement (except any such representation or warranty which speaks solely as of a date prior to the occurrence of such event), if made on or as of the date of such event or the Effective Time, untrue or inaccurate in any material respect;

(ii) of any event, change or development that has a Material Adverse Effect in respect of Parent;

(iii) of any material breach of Parent or Acquisition Sub of any covenant or agreement contained in this Agreement; and

(g) without the consent of Tri-Vision, which consent shall not be unreasonably withheld or delayed, not directly or indirectly do, or permit to occur any of the following:

(i) split, combine or reclassify any of the Parent Shares or declare, set aside or pay any dividend or other distribution payable in cash, securities, property or otherwise with respect to the Parent Shares; and

(ii) redeem, purchase or offer to purchase, or permit any of its subsidiaries to redeem, purchase or offer to purchase, any Parent Shares and any options or obligations or rights under existing contracts, agreements and commitments.

5.4 Mutual Covenants

Each of the Parties covenants and agrees that, except as contemplated in this Agreement, during the period from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms:

(a) subject to the limitations set forth in Sections 5.2 and 5.3, it shall, and shall cause its subsidiaries to, use all commercially reasonable efforts to satisfy (or cause the satisfaction of) the conditions precedent to its obligations hereunder as set forth in Article 6 to the extent the same is within its control and to take, or cause to be taken, all other action and to do, or cause to be done, all other things necessary, proper or advisable under all applicable Laws to complete the Amalgamation, including using its commercially reasonable efforts to, subject to the limitations set forth in Sections 5.2 and 5.3: (i) obtain all Regulatory Approvals required to be obtained by it; (ii) effect all necessary registrations, filings and submissions of information requested by Governmental Entities required to be effected by it in connection with the Amalgamation; (iii) oppose, lift or rescind any injunction or restraining order against it or other order or action against it seeking to stop, or

otherwise adversely affecting its ability to complete, the Amalgamation; (iv) co-operate with the other Party in connection with the performance by it and its subsidiaries of their obligations hereunder; and

(b) it shall not take any action or refrain from taking any commercially reasonable action which is inconsistent with this Agreement, including, without limitation, purporting to terminate this Agreement other than in accordance with Section 8.2(1), or which could reasonably be expected to impede the consummation of the transactions contemplated by this Agreement.

5.5 Deliveries

(a) In connection with the Effective Time, Tri-Vision shall deliver to Parent: (a) a certificate of status for Tri-Vision issued pursuant to the OBCA dated within three (3) days prior to the Effective Date; (b) a certified copy of the resolutions of the Tri-Vision Board of Directors and the Tri-Vision Shareholders approving the Transactions; (c) a certified copy of Tri-Vision's constating documents; and (d) such other documents relating to the transactions contemplated by this Agreement as Parent may reasonably request.

(b) In connection with the Effective Time, Parent shall deliver to Tri-Vision: (a) a certificate of status for Parent issued pursuant to the Alberta Business Corporations Act dated within three (3) days prior to the Effective Date; (b) a certified copy of the resolutions of the Parent Board of Directors approving the Transactions; (c) a certified copy of Parent's constating documents; and (d) such other documents relating to the transactions contemplated by this Agreement as Tri-Vision may reasonably request.

ARTICLE 6
CONDITIONS TO AMALGAMATION

6.1 Conditions to the Obligations of Each Party

The respective obligations of Parent and Tri-Vision to consummate the Amalgamation are subject to the satisfaction or, if permissible, waiver of the following conditions:

(a) *Tri-Vision Shareholder Approval*. The Amalgamation Resolution shall have been approved, adopted and authorized by the Shareholder Approval at the Meeting, or at any adjournment or postponement thereof, in accordance with the OBCA.

(b) *No Contrary Order*. No Governmental Entity shall have enacted, issued, promulgated, enforced or entered any Law which is then in effect and has the effect of making the Amalgamation illegal or otherwise preventing or prohibiting consummation of the Amalgamation.

(c) *Regulatory Approvals*. All Regulatory Approvals shall have been obtained or concluded.

(d) *Proceedings*. There shall not be pending or overtly threatened by or before any Governmental Entity any proceeding seeking an injunction, judgment, decree or other order to prevent or challenge the consummation of the Amalgamation or any of the other transactions contemplated hereby.

6.2 Conditions to the Obligations of Parent

The obligations of Parent to consummate the Amalgamation are subject to the satisfaction or, if permissible, waiver of the following additional conditions (and in the case of Section 6.2(a) and Section 6.2(b)(i), subject to Section 8.2(3)):

(a) *Representations and Warranties*. Disregarding materiality qualifiers contained therein, all representations and warranties of Tri-Vision set forth in this Agreement shall be true and correct in all respects except to the extent the failure of such representations or warranties to be so true and correct would not have, individually or in the aggregate, a Material Adverse Effect on Tri-Vision (A) as of the date of this Agreement and (B) as of the Effective Date as though then made on and as of the Effective Date, except for those representations and warranties that address matters only as of a particular date (in which case such representations and warranties that are qualified by materiality shall be true and correct as of such date and all other representations and warranties shall be true and correct in all material respects as of such date).

(b) *Agreements and Covenants*. Tri-Vision shall have performed or complied: (i) in all material respects with all agreements and covenants required by this Agreement (other than Sections 5.5, 7.1 and 7.2) to be performed or complied with by Tri-Vision at or prior to the Effective Time; and (ii) in all respects with Section 5.5 immediately prior to the Effective Time and Sections 7.1 and 7.2 at and prior to the Effective Time.

(c) *Officer's Certificate*. Tri-Vision shall have delivered to Parent a certificate, dated the Effective Date, signed by each of the chief executive officer and the chief financial officer of Tri-Vision (on Tri-Vision's behalf and without personal liability), certifying as to the satisfaction or, if permissible, waiver of the conditions specified in Sections 6.2(a) and 6.2(b).

(d) *Dissent*. Dissent Rights shall not have been exercised and remain outstanding at the Effective Time with respect to more than 5% of the outstanding Tri-Vision Shares in connection with the Amalgamation.

(e) *Cash on Hand*. As of immediately prior to the Effective Time, Tri-Vision shall have cash on hand in an amount equal to the aggregate of (i) $6,000,000, (ii) $300,000 in restricted cash in the reserve fund established in accordance with the agreement between Tri-Vision Electronics Inc. and Nichimen Corporation dated February 11, 1999, as amended, subject to reduction by payments from the reserve fund which have received the prior written approval of Parent, and (iii) the proceeds received by Tri-Vision in respect of the exercise of Tri-Vision Warrants and Tri-Vision Stock Options after March 26, 2007 and prior to the Effective

Time, less (iv) expenses reasonably incurred by Tri-Vision in connection with the Amalgamation.

(f) *Transfer of Patents.* Tri-Vision or a wholly-owned Tri-Vision subsidiary shall have acquired exclusive ownership of and exclusive rights to the Tri-Vision V-chip Patents on terms no less favourable to Tri-Vision than those set out in the patent transfer agreement dated on or about the date of this Agreement between Tri-Vision, V-Chip Canada Enterprises Ltd. and Canadian V-Chip Design Inc., and Parent shall have received an opinion of counsel to Tri-Vision to that effect, such opinion to be in form satisfactory to Parent.

(g) *Regulatory Approvals.* All Regulatory Approvals relating to the Amalgamation shall have been obtained or concluded.

(h) *Acceleration of All Tri-Vision Stock Options.* The Tri-Vision Board of Directors shall have taken all necessary action pursuant to the Tri-Vision Stock Option Plan to accelerate the vesting period of all outstanding Tri-Vision Stock Options, whether or not exercisable on the date of this Agreement, in accordance with Section 2.8(a) of this Agreement.

(i) *Amended Section 85 Election.* Tri-Vision shall have filed an amended election pursuant to section 85 of the Tax Act in respect of the transaction between Tri-Vision and Tri-Vision Electronics 2006 Inc. reflecting an adjusted cost base for the transfer of $2,100,000, which election shall have been accepted by the Canada Revenue Agency as a valid election, and shall have filed a copy of the amended election with the Ontario Ministry of Finance.

(j) *Exemption pursuant to Section 12g3-2(b) of the 1934 Act* – If Tri-Vision would otherwise be required, or have been required, to register any class of its securities pursuant to Section 12 of the 1934 Act, Tri-Vision shall have furnished to the SEC the information required by Rule 12g3-2(b)(1)(i), (ii) and (iii) of the 1934 Act and shall have received confirmation from the SEC that it is entitled to rely upon the exemption from the registration requirements of the 1934 Act afforded by Rule 12g3-2(b).

(k) *Consents.* Tri-Vision shall have obtained the prior written consent of CIBC Mortgages Inc. to the Transactions in accordance with the mortgage registered by CIBC Mortgages Inc. against 41 Pullman Court, Toronto, ON.

6.3 Conditions to the Obligations of Tri-Vision

The obligations of Tri-Vision to consummate the Amalgamation are subject to the satisfaction or, if permissible, waiver of the following additional conditions (and in the case of Section 6.3(a) and Section 6.3(b), subject to Section 8.2(3)):

(a) *Representations and Warranties.* The representations and warranties of Parent and Acquisition Sub in this Agreement that are qualified by materiality shall be true and correct in all respects, and the representations and warranties of Parent and Acquisition Sub contained in this Agreement that are not so qualified shall be true

and correct in all material respects, in each case, (i) as of the date of this Agreement and (ii) as of the Effective Date as though then made on and as of the Effective Date, except for those representations and warranties that address matters only as of a particular date (in which case such representations and warranties that are qualified by materiality shall be true and correct as of such date and all other representations and warranties shall be true and correct in all material respects as of such date).

(b) *Agreements and Covenants*. Parent and Acquisition Sub shall have performed or complied with in all material respects all agreements and covenants required by this Agreement to be performed or complied with by Parent or Acquisition Sub at or prior to the Effective Time.

(c) *Officer's Certificate*. Parent shall have delivered to Tri-Vision a certificate, dated the Effective Date, signed by an officer of Parent (on Parent's behalf and without personal liability), certifying as to the satisfaction or, if permissible, waiver of the conditions specified in Sections 6.3(a) and 6.3(b).

(d) *Authority*. The Parent Board of Directors and the board of directors of Acquisition Sub shall have adopted all necessary resolutions and all other necessary corporate actions shall have been taken by each of Parent and Acquisition Sub to permit the consummation of the Transactions.

(e) *Parent Shares*. The Parent Shares to be issued to Tri-Vision Shareholders in accordance with the Amalgamation shall have been conditionally accepted for listing on the Exchange, subject only to the conditions referred to in a letter from the Exchange provided to Parent.

ARTICLE 7
ADDITIONAL AGREEMENTS

7.1 Non-Solicitation

(1) Tri-Vision shall not, directly or indirectly, through any officer, director, employee, representative or agent of Tri-Vision or any of its subsidiaries, (a) solicit, initiate, facilitate or encourage (including by way of furnishing information or entering into any form of agreement, arrangement or understanding, but excluding compliance by Tri-Vision with its continuous reporting obligations under applicable Securities Laws in the ordinary course consistent with past practice) any inquiries or proposals regarding, constituting or that would reasonably be expected to lead to, an Acquisition Proposal, (b) participate in any discussions or negotiations regarding an Acquisition Proposal, (c) withdraw or modify, or propose publicly to withdraw or modify, in a manner adverse to Parent, the approval of the Tri-Vision Board of Directors of the Amalgamation, (d) approve or recommend, or propose publicly to approve or recommend, any Acquisition Proposal or (e) accept or enter into, or propose publicly to accept or enter into, any agreement, understanding or arrangement in respect of an Acquisition Proposal; provided that nothing contained in this Agreement shall prevent the Tri-Vision Board of Directors from taking any of the actions described in clauses (a) through (e) above in respect of an unsolicited bona fide written Acquisition Proposal received after the date hereof that:

(a) did not result from a breach of any agreement between the person making such Acquisition Proposal and Tri-Vision or any of its subsidiaries, or this Section 7.1;

(b) involves not less than 66⅔ percent of the outstanding Tri-Vision Shares or not less than 66⅔ percent of the consolidated assets (measured on a fair value) of Tri-Vision; and

(c) in respect of which the Tri-Vision Board of Directors determines in its good faith judgment pursuant to the exercise of its fiduciary duties under applicable Laws, after consultation with its financial advisors and its outside counsel, that there is a substantial likelihood that any required financing will be obtained and that the Acquisition Proposal would, if consummated in accordance with its terms (but not assuming away any risk of non-completion), result in a transaction that: (i) is reasonably capable of completion in accordance with its terms without significant additional delay, taking into account all legal, financial, regulatory, financing and other aspects of such Acquisition Proposal and the person making such Acquisition Proposal; and (ii) is more favourable from a financial point of view to Tri-Vision Shareholders than under the Amalgamation on a cash-equivalent basis taking into account any approval requirements and all other financial, legal, regulatory and other aspects of such proposal (including any proposal made by Parent or Acquisition Sub in response to such Acquisition Proposal or otherwise) .

(any such Acquisition Proposal being referred to herein as a "**Superior Proposal**").

(2) Tri-Vision shall, and shall cause the officers, directors, employees, representatives and agents of Tri-Vision and its subsidiaries to, immediately terminate any existing discussions or negotiations with any parties (other than Parent) with respect to any proposal that constitutes, or may reasonably be expected to constitute, an Acquisition Proposal. Tri-Vision agrees not to release any third party from (a) any confidentiality agreement or (b) any standstill agreement or provision in each case to which such third party is a party unless such third party has made a Superior Proposal and Tri-Vision has accepted such Superior Proposal. Tri-Vision shall immediately following the public announcement by the Parties of this Agreement request the return or destruction of all information provided to any third party which has entered into a confidentiality agreement with Tri-Vision relating to a potential Acquisition Proposal except to the extent that a request has previously been made that such information be returned or destroyed, and, upon the request of Parent, shall use all commercially reasonable efforts to ensure that such requests are honoured.

(3) Tri-Vision shall immediately notify Parent of, at first orally and then, within 24 hours, in writing, any Acquisition Proposal or inquiry that would reasonably be expected to lead to an Acquisition Proposal, in each case received after the date hereof of which any of its directors or officers become aware, or any amendments to the foregoing, or any request for non-public information relating to Tri-Vision or any of its subsidiaries in connection with an Acquisition Proposal or for access to the properties, books or records of Tri-Vision or any of its subsidiaries by any person that informs Tri-Vision or such subsidiary that it is considering making, or has made, an Acquisition Proposal and any amendment thereto. Tri-Vision shall keep Parent promptly and reasonably informed from time to time of the status, including any change to the material terms of any such Acquisition Proposal or inquiry. Such notice shall include or be accompanied by a copy of all documentation relating to any Acquisition Proposal and any

amendment thereto and a description of all material terms of any oral or other communications related to any Acquisition Proposal, including the identity of the person making such Acquisition Proposal and such other details as Parent may reasonably request.

(4) If Tri-Vision receives a request for material non-public information from a person who proposes an unsolicited bona fide Acquisition Proposal, Tri-Vision may request clarifications in writing from such person solely for purposes of valuing, and solely in respect of, any non-cash consideration that is offered under such Acquisition Proposal, provided that such clarifications are reasonably necessary as part of the efforts of the Tri-Vision Board of Directors to ascertain whether such Acquisition Proposal is, or is reasonably likely to be, if consummated in accordance with its terms, a Superior Proposal. If Tri-Vision receives a request for material non-public information from a person who proposes an unsolicited bona fide Acquisition Proposal and the Tri-Vision Board of Directors determines that such proposal would reasonably likely be, if consummated in accordance with its terms, a Superior Proposal, then, and only in such case, the Tri-Vision Board of Directors may, subject to the execution by such person of a confidentiality agreement having substantially the same terms as the Non-Disclosure Agreement, provide such person with access in accordance with subsection (1) to such information regarding Tri-Vision, acting reasonably, provided however that the person making the Acquisition Proposal shall not be precluded thereunder from making the Acquisition Proposal, and provided further that Tri-Vision sends immediately a copy of any such confidentiality agreement to Parent upon its execution and Parent is immediately provided with a list and copies of all information provided to such person not previously provided to Parent and is immediately provided with access to information similar to that which was provided to such person.

(5) Tri-Vision shall ensure that its officers and directors and those of its subsidiaries and any financial or other advisors, agents or representatives retained by it are aware of the provisions of this Section, and Tri-Vision shall be responsible for any breach of this Section by any such person or its advisors or representatives.

(6) Nothing contained in this Section 7.1 shall prohibit the Tri-Vision Board of Directors from making any disclosure to all of the Tri-Vision Shareholders prior to the Outside Date if, in the good faith judgment of the Tri-Vision Board of Directors, after consultation with outside counsel, the failure to make such disclosure would be inconsistent with its fiduciary duties or would contravene applicable Laws (including Section 99 of the Securities Act), provided that any such disclosure that relates to an Acquisition Proposal shall be deemed to constitute a basis for termination of this Agreement by Parent pursuant to Section 8.2(1)(e) unless the Tri-Vision Board of Directors reaffirms its recommendation to the Tri-Vision Shareholders to approve this Agreement and the Amalgamation in such disclosure.

7.2 Right to Match

(1) Subject to Section 7.2(2), Tri-Vision covenants that it will not accept, approve, recommend or enter into any agreement, understanding or arrangement in respect of a Superior Proposal (other than a confidentiality agreement permitted by Section 7.1(4)) unless:

(a) Tri-Vision has complied with its obligations under Section 7.1 and the other provisions of this Article 7 and has provided Parent with a copy of all material documentation and a summary of any material oral or other communications relating to the Superior Proposal (the "**Superior Proposal Information**");

(b) a period (the "**Response Period**") of seven (7) business days shall have elapsed from the date on which Parent received both the Superior Proposal Information together with written notice from the Tri-Vision Board of Directors that the Tri-Vision Board of Directors determined, subject only to compliance with this Section 7.2, to accept, approve, recommend or enter into a binding agreement to proceed with the Superior Proposal Information; and

(c) if the Response Period would not terminate on or before the date fixed for the Meeting, Tri-Vision shall, upon the written request of Parent, adjourn the Meeting to a date selected by Parent that is not less than two nor more than 20 business days after the expiration of the Response Period.

(2) During the Response Period, Parent will have the right, but not the obligation, to offer to amend the terms of the Transactions. The Tri-Vision Board of Directors will review any such proposal by Parent to amend the terms of the Transactions, including an increase in, or modification of, the consideration to be received by the Tri-Vision Shareholders, to determine whether the Acquisition Proposal to which Parent is responding would be a Superior Proposal when assessed against the Transactions as it is proposed by Parent to be amended. If the Tri-Vision Board of Directors does not so determine, the Tri-Vision Board of Directors will promptly reaffirm its recommendation of the Transactions as amended and Tri-Vision will not implement the proposed Superior Proposal. If the Tri-Vision Board of Directors does so determine, Tri-Vision may on termination of this Agreement in accordance with Section 8.2(1)(g) and payment of the fee to Parent pursuant to Section 7.3, approve, recommend, accept or enter into an agreement, understanding or arrangement to proceed with the Superior Proposal.

(3) Each successive amendment to any Acquisition Proposal that results in an increase in, or modification of, the consideration (or value of such consideration) to be received by the holders of Tri-Vision Shares shall constitute a new Acquisition Proposal for the purposes of this Section 7.2 and Parent shall be afforded a new Response Period in respect of each such Acquisition Proposal.

7.3 Certain Payments

(1) Notwithstanding any other provision relating to the payment of fees, including the payment of brokerage fees, in the event that:

(a) Parent has terminated this Agreement pursuant to Section 8.2(1)(e);

(b) Tri-Vision has terminated this Agreement pursuant to Section 8.2(1)(g);

(c) (i) (A)(1) this Agreement has been terminated pursuant to Section 8.2(1)(h) and (2) the Amalgamation has failed to receive the requisite approval of the Tri-Vision Shareholders in accordance with applicable Law; or

(B) this Agreement has been terminated pursuant to Section 8.2(1)(c), provided that in the case of a breach of a representation or warranty such breach was made knowingly by Tri-Vision; and

(ii) an Acquisition Proposal has been negotiated or discussed with Tri-Vision (directly or indirectly through any officer, director, employee, representative or agent of Tri-Vision or any of its subsidiaries), made or publicly announced or an inquiry to Tri-Vision (directly or indirectly through any officer, director, employee, representative or agent of Tri-Vision or any of its subsidiaries) concerning an Acquisition Proposal has been made, in each case prior to the termination of this Agreement; and

(iii) (A) a definitive agreement in respect of any Acquisition Proposal has been entered into by Tri-Vision on or before the six-month anniversary of the termination of this Agreement and such Acquisition Proposal has been completed; or

(B) an Acquisition Proposal, in respect of which Tri-Vision has not entered into an agreement or a letter of intent, has been completed on or before the six-month anniversary of the termination of this Agreement; or

(d) Tri-Vision has breached its obligations under Section 7.1 or Section 7.2,

then Tri-Vision shall promptly, but in no event later than the Payment Deadline (defined below), make a payment to Parent in the amount of $3,000,000 by wire transfer of immediately available funds to an account designated by Parent. Tri-Vision acknowledges that the agreements contained in this Section 7.3(1) are an integral part of the transactions contemplated by this Agreement and that, without these agreements, Parent and Acquisition Sub would not enter into this Agreement. Notwithstanding anything to the contrary, this Section 7.3(1) shall survive completion of any and all of the Transactions. Payment Deadline means: the fifth business day following termination of this Agreement in the case of a payment to be made under Section 7.3(1)(a); the time of termination of this Agreement in the case of a payment to be made under Section 7.3(1)(b); and the fifth business day following completion of an Acquisition Proposal in the case of a payment to be made under Section 7.3(1)(c).

(2) Notwithstanding any other provision relating to the payment of fees including the payment of brokerage fees, in the event that this Agreement has been terminated for any reason other than Tri-Vision's failure to satisfy any of the conditions specified in Section 6.2 (a), (b), (c), (e), (f) or (h) of this Agreement, then Parent shall promptly, but in no event later than the Parent Payment Deadline (defined below), make a payment to Tri-Vision in the amount of $500,000 by wire transfer of immediately available funds to an account designated by Tri-Vision. Parent acknowledges that the agreements contained in this Section 7.3(2) are an integral part of the transactions contemplated by this Agreement and that, without these agreements, Tri-Vision would not enter into this Agreement. Notwithstanding anything to the contrary, this Section 7.3(3) shall survive completion of any and all of the Transactions. Parent Payment Deadline means the fifth business day following termination of this Agreement.

7.4 Fees and Expenses

(1) Each Party shall pay all fees, costs and expenses, including legal fees, accounting fees, financial advisory fees, regulatory fees, stock exchange fees, disbursements of advisors and printing and mailing costs, incurred by such Party in connection with this Agreement and the Transactions and any financing thereof.

(2) Each Party acknowledges that the agreements contained in this Section 7.4 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, neither Party would enter into this Agreement. Notwithstanding anything to the contrary, this Section 7.4 shall survive completion of any and all of the Transactions.

7.5 Liquidated Damages and Injunctive Relief

Each of the Parties acknowledges that all of the payment amount set out in Section 7.3 is a payment of liquidated damages which is a genuine pre-estimate of the damages Parent and Acquisition Sub, on the one hand, or Tri-Vision, on the other hand (as the case may be) will suffer or incur as a result of the event giving rise to such payment and the resultant termination of this Agreement and are not penalties. Each of the Parties irrevocably waives any right it may have to raise as a defense that any such liquidated damages are excessive or punitive. For greater certainty, the Parties agree that, subject to Section 7.3, payment of the amounts determined pursuant to Section 7.3 in the manner provided in respect thereof is the sole monetary remedy of the Party receiving such payment. Nothing contained herein shall preclude a Party from seeking injunctive relief to restrain any breach or threatened breach of the covenants or agreements set forth in this Agreement or otherwise to obtain specific performance of any of such acts, covenants or agreements, without the necessity of posting a bond or security in connection therewith.

7.6 Access to Information; Confidentiality

(1) From the date hereof until the earlier of the Effective Time and the termination of this Agreement, upon reasonable notice and subject to applicable Law, including pre-merger notification and other competition law requirements, Tri-Vision shall, and shall cause its subsidiaries and their respective officers, directors, employees, independent auditors, accounting advisers and agents to, afford to Parent and to the officers, employees, agents and representatives of Parent such access as Parent may reasonably require at all reasonable times, including for the purpose of facilitating integration business planning, to their officers, employees, agents, properties, books, records and Contracts, and shall furnish Parent with all data and information as Parent may reasonably request. Parent and Tri-Vision acknowledge and agree that information furnished pursuant to this Section shall be subject to the terms and conditions of the Non-Disclosure Agreement.

(2) Parent and Tri-Vision acknowledge that information received pursuant to this Section 7.6 may be personal information under applicable privacy and other Laws, or non-public or proprietary in nature and therefore all such information shall be deemed to be and shall be treated as confidential information for purposes of the Non-Disclosure Agreement. Parent and Tri-Vision further acknowledge their obligation to maintain the confidentiality of such confidential information in accordance with the Non-Disclosure Agreement. If any material is withheld by Tri-Vision or any of its subsidiaries because of the confidential nature of such material, or otherwise, Tri-Vision or such subsidiary shall inform Parent as to the general nature of what is being withheld and such information may, in the sole discretion of Tri-Vision, be disclosed to external advisors of Parent.

ARTICLE 8
TERM, TERMINATION, AMENDMENT AND WAIVER

8.1 Term

This Agreement shall be effective from the date hereof until the earlier of the Effective Time and the termination of this Agreement in accordance with its terms.

8.2 Termination

(1) This Agreement may, at any time prior to the Effective Time:

(a) be terminated by Parent if there shall have occurred after the date hereof (or prior to such date to the extent that the relevant change, event, occurrence or development shall have been disclosed generally or to Parent only after the date of this Agreement) up to and including the Effective Date, an event, change or development that has a Material Adverse Effect in respect of Tri-Vision;

(b) be terminated either by Parent or by Tri-Vision, if any Law makes the completion of the transactions contemplated by this Agreement illegal or otherwise prohibited;

(c) subject to Section 8.2(3), be terminated by Parent, if there has been a breach of or failure to perform any representation, warranty, covenant or agreement on the part of Tri-Vision set forth in this Agreement or any such representation and warranty shall have become untrue after the date of this Agreement, such that Section 6.2(a) or 6.2(b) would not be satisfied;

(d) subject to Section 8.2(3), be terminated by Tri-Vision, if there has been a breach of or failure to perform any representation, warranty, covenant or agreement on the part of Parent set forth in this Agreement or any such representation and warranty shall have become untrue after the date of this Agreement, such that Section 6.3(a) or 6.3(b) would not be satisfied;

(e) be terminated by Parent, if the Tri-Vision Board of Directors shall have: (i) withdrawn, withheld, qualified or modified in a manner adverse to Parent its recommendation of this Agreement (it being understood that the taking of a neutral position or no position with respect to an Acquisition Proposal shall be considered an adverse modification), (ii) after being requested by Parent in writing, failed to reaffirm its recommendation of the Amalgamation as promptly as practicable (but in any event within two (2) business days) after receipt of any written request to do so from Parent or (iii) approved or recommended an Acquisition Proposal or entered into a binding written agreement in respect of an Acquisition Proposal (other than a confidentiality agreement permitted by Section 7.1(4));

(f) be terminated by the mutual written consent of Parent and Tri-Vision;

(g) be terminated by Tri-Vision, in order to enter into a binding written agreement with respect to a Superior Proposal (other than a confidentiality agreement permitted by Section 7.1(4)), subject to compliance with Sections 7.1 and 7.2 and provided that no termination under this Section 8.2(1)(g) shall be effective unless and until Tri-Vision shall have paid to Parent the amount required to be paid pursuant to Section 7.3;

(h) be terminated either by Parent or by Tri-Vision, if the Effective Time shall not have occurred on or before the Outside Date; provided, that the right to terminate this Agreement pursuant to this Section 8.2(1)(h) shall not be available to any party that has breached in any material respect its obligations under this Agreement in any manner that shall have proximately contributed to the occurrence of the failure of the Effective Time to occur on or before such date;

(i) be terminated by Tri-Vision if there shall have occurred after the date hereof (or prior to such date to the extent that the relevant change, event, occurrence or development shall have been disclosed generally or to Tri-Vision only after the date of this Agreement) up to and including the Effective Date, an event, change or development that has a Material Adverse Effect in respect of Parent;; or

(j) be terminated by Parent or Tri-Vision, if the Amalgamation Resolution shall have failed to receive the requisite approval of at least two-thirds of the votes cast at the Meeting or at any adjournment or postponement thereof in accordance with the OBCA.

(2) If this Agreement is terminated in accordance with the foregoing provisions of this Section, this Agreement shall forthwith become void and of no further force or effect and no Party shall have any further obligations hereunder except as provided in Sections 7.3 and 7.4 and the Non-Disclosure Agreement.

(3) None of Parent, Acquisition Sub or Tri-Vision may elect to not consummate the transactions contemplated hereby pursuant to the conditions under Section 6.2(a), Section 6.2(b)(i), Section 6.3(a) or Section 6.3(b) (the "**Specified Conditions**") or to exercise the termination rights under Section 8.2(1)(c) (as it relates to Section 6.2(a) or Section 6.2(b)(i)) or Section 8.2(1)(d) (the "**Specified Termination Rights**") unless Parent or Tri-Vision, as the case may be, has delivered a written notice to the other specifying in reasonable detail all breaches of covenants, agreements or representations and warranties which Parent or Tri-Vision, as the case may be, is asserting as the basis for non-fulfilment of the applicable Specified Condition or the exercise of the applicable Specified Termination Right, as the case may be. If any such notice is delivered, provided that Parent or Tri-Vision, as the case may be, is proceeding diligently to cure such matter and such matter is capable of being cured, the other may not terminate this Agreement until the earlier of the Outside Date and the expiration of a period of 30 days from such notice (and then only if such breach remains uncured). If such notice has been delivered prior to the date of the Meeting, such meeting shall be postponed until the expiry of such period. For greater certainty, in the event that such matter is cured within the time period referred to herein, this Agreement may not be terminated as a result of the cured breach. Also for greater certainty, this Section 8.2(3) does not apply to a Party electing to not consummate the transactions contemplated hereby pursuant to any condition precedent contained herein other

than the Specified Conditions or exercising any termination rights herein other than the Specified Termination Rights.

8.3 Amendment

This Agreement may be amended by the parties hereto by action taken by or on behalf of their respective boards of directors at any time prior to the Effective Time; provided, however, that, after receipt of approval of Tri-Vision Shareholders there shall be made no amendment that by Law requires further approval by Tri-Vision Shareholders at the Meeting without the further approval of such holders. This Agreement may not be amended except by an instrument in writing signed by each of the parties hereto.

8.4 Waiver

Any Party may (a) extend the time for the performance of any of the obligations or acts of the other Party, (b) waive compliance with any of the other Party's agreements or the fulfilment of any conditions to its own obligations contained herein, or (c) waive inaccuracies in any of the other Party's representations or warranties contained herein or in any document delivered by the other Party; provided, however, that any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party and, unless otherwise provided in the written waiver, will be limited to the specific breach or condition waived.

ARTICLE 9
GENERAL PROVISIONS

9.1 Notices

All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed to have been duly given or made as of the date delivered or sent if delivered personally or sent by facsimile or e-mail transmission, or as of the following business day if sent by prepaid overnight courier, to the Parties at the following addresses (or at such other addresses as shall be specified by either Party by notice to the other given in accordance with these provisions):

(a) if to Parent or Acquisition Sub:

11 Holland Avenue
Suite 608
Ottawa, ON K1Y 4S1

Attention: James D. Skippen
Telephone: (613) 688-4900
Facsimile: (613) 688-4894

with a copy to:

Osler, Hoskin & Harcourt LLP
50 O'Connor Street

Suite 1500
Ottawa, ON K1P 6L2

Attention: Craig Wright
Telephone: (613) 787-1035
Facsimile: (613) 235-2867

(b) if to Tri-Vision:

41 Pullman Ct.
Toronto, ON M1X 1E4

Attention: Najmul H. Siddiqui
Telephone: 416-298-8551
Facsimile: 416-298-7976

with a copy to:

Kutkevicius Kirsh LLP
Suite 1200, 67 Yonge Street
Toronto, ON M5E 1J8

Attention: Lonnie Kirsh
Telephone: (416) 350-2347
Facsimile: (416) 955-9538

9.2 Miscellaneous

This Agreement constitutes the entire agreement and supersedes all other prior agreements and understandings, both written and oral, between the Parties with respect to the subject-matter hereof save for the Non-Disclosure Agreement and is not intended to confer upon any person other than the Parties any rights or remedies hereunder. The Parties shall be entitled to rely upon delivery of an executed facsimile or similar electronic copy of this Agreement, and such facsimile or similar electronic copy shall be legally effective to create a valid and binding agreement between the Parties.

9.3 Governing Law

This Agreement shall be governed, including as to validity, interpretation and effect, by the laws of the Province of Ontario and the federal laws of Canada applicable therein, and shall be construed and treated in all respects as an Ontario contract. Each of the Parties hereby irrevocably submits to the non-exclusive jurisdiction of the Courts of the Province of Ontario in respect of all matters arising under and in relation to this Agreement and the Amalgamation.

9.4 Injunctive Relief

The Parties agree that irreparable harm would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached for which money damages would not be an adequate remedy at law. It is

accordingly agreed that the Parties shall be entitled to an injunction or injunctions and other equitable relief to prevent breaches of this Agreement, any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief hereby being waived.

9.5 Time of Essence

Time shall be of the essence in this Agreement.

9.6 Binding Effect and Assignment

Parent may, without the prior written consent of Tri-Vision, assign all or any part of its rights under this Agreement to, and its obligations under this Agreement may be assumed by, a wholly-owned subsidiary of Parent, provided that if such assignment and/or assumption takes place, Parent shall continue to be liable jointly and severally with such subsidiary for all of its obligations hereunder. This Agreement shall be binding on and shall enure to the benefit of the Parties and their respective successors and permitted assigns. Except as expressly permitted by the terms hereof, neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned by either of the Parties without the prior written consent of the other Party.

9.7 Severability

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

9.8 Counterparts

This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument.

9.9 No Recourse

Notwithstanding anything that may be expressed or implied in this Agreement, except as provided in Article 7, Tri-Vision covenants, agrees and acknowledges that no recourse under this Agreement shall be had against any current or future affiliates, shareholders or agents of Parent, Acquisition Sub or their respective affiliates, as such, or any current or former director, officer, employee, member, general or limited partner or shareholder of any of the foregoing, as such, whether by the enforcement of any assessment or by any legal or equitable proceeding, or by virtue of any Law, it being expressly agreed and acknowledged that no personal liability whatsoever shall attach to, be imposed on or otherwise be incurred by any current or future affiliate, shareholder or agent of Parent, Acquisition Sub or their respective affiliates, as such, or any current or future director, officer, employee, member, general or limited partner or

shareholder of any of the foregoing, as such, for any obligation of Parent, Acquisition Sub or their respective affiliates under this Agreement.

Notwithstanding anything that may be expressed or implied in this Agreement, except as provided in Article 7, each of Parent and Acquisition Sub covenants, agrees and acknowledges that no recourse under this Agreement shall be had against any current or future affiliates, shareholders or agents of Tri-Vision, as such, or any current or former director, officer, employee or shareholder of any of the foregoing, as such, whether by the enforcement of any assessment or by any legal or equitable proceeding, or by virtue of any Law, it being expressly agreed and acknowledged that no personal liability whatsoever shall attach to, be imposed on or otherwise be incurred by any current or future affiliate, shareholder or agent of Tri-Vision, as such, or any current or future director, officer, employee or shareholder of any of the foregoing, as such, for any obligation of Tri-Vision under this Agreement.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, each of Parent, Acquisition Sub and Tri-Vision has caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

Wi-LAN INC.

By: (signed) *"James D. Skippen"*
Name: James D. Skippen
Title: President & Chief Executive Officer

Wi-LAN ACQUISITION INC.

By: (signed) *"James D. Skippen"*
Name: James D. Skippen
Title: President & Chief Executive Officer

TRI-VISION INTERNATIONAL LTD./ LTÉE

By: (signed) *"Najmul H. Siddiqui"*
Name: Najmul H. Siddiqui
Title: President & Chief Executive Officer

SCHEDULE A

FORM OF VOTING AND LOCK-UP AGREEMENT

SCHEDULE B

AMALGAMATION RESOLUTION

BE IT RESOLVED, AS A SPECIAL RESOLUTION, THAT:

(1) The amalgamation (the "**Amalgamation**") under section 174 of the Business Corporations Act (Ontario) (the "**OBCA**") involving Wi-LAN Acquisition Inc., Tri-Vision International Ltd. ("**Tri-Vision**"), Tri-Vision Electronics Inc. and Tri-Vision Electronics 2006 Inc., as more particularly described and set forth in the management information circular (the "**Circular**") of Tri-Vision accompanying the notice of this meeting (as the Amalgamation may be modified or amended in accordance with its terms) is hereby authorized, approved and adopted.

(2) The Acquisition Agreement made as of May 11, 2007 among Wi-LAN Inc. ("**Parent**"), Wi-LAN Acquisition Inc. ("**Acquisition Subco**") and Tri-Vision (the "**Acquisition Agreement**") is hereby authorized, approved and adopted.

(3) The Amalgamation Agreement made as of May ●, 2007 among Parent, Acquisition Subco, Tri-Vision, Tri-Vision Electronics Inc. and Tri-Vision Electronics 2006 Inc., the actions of the directors of Tri-Vision in approving the Amalgamation Agreement and the actions of the directors and officers of Tri-Vision in executing and delivering the Amalgamation Agreement and any amendments thereto in accordance with its terms are hereby ratified, authorized and approved.

(4) Notwithstanding that this resolution has been passed by the shareholders of Tri-Vision, the directors of Tri-Vision are hereby authorized and empowered without further notice to or approval of the shareholders of Tri-Vision (i) to amend the Amalgamation Agreement, and (ii) subject to the terms of the Acquisition Agreement, not to proceed with the Amalgamation.

(5) Any director or officer of Tri-Vision be and is hereby authorized and directed for and on behalf of Tri-Vision to execute, under the corporate seal of Tri-Vision or otherwise, and to deliver to the Director under the OBCA for filing articles of amalgamation and such other documents as are necessary or desirable to give effect to the Amalgamation in accordance with the Amalgamation Agreement.

(6) Any director or officer of the Company is hereby authorized and directed for and on behalf of the Company to execute or cause to be executed, under the corporate seal of the Company or otherwise, and to deliver or cause to be delivered, all such other documents and instruments and to perform or cause to be performed all such other acts and things as in such person's opinion may be necessary or desirable to give full effect to the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

SCHEDULE C

REGULATORY APPROVALS

Canada

- Approvals of the Canadian Securities Administrators and any other securities regulatory authorities, as required or, in the opinion of Parent, desirable.

SCHEDULE D

AMALGAMATION AGREEMENT

THIS AMALGAMATION AGREEMENT dated as of May ●, 2007 among Tri-Vision International Ltd./Ltée, a corporation existing under the OBCA (**"Tri-Vision"**), Wi-LAN Inc., a corporation incorporated under the Alberta *Business Corporations Act* (**"Parent"**), Wi-LAN Acquisition Inc., a corporation incorporated under the OBCA (**"Acquisition Sub"**), Tri-Vision Electronics Inc. (**"TVE"**), a corporation incorporated under the OBCA and Tri-Vision Electronics 2006 Inc. (**"TVE 2006"**), a corporation incorporated under the OBCA.

WHEREAS each of Tri-Vision, Acquisition Sub, TVE and TVE 2006 is a corporation to which the OBCA applies;

AND WHEREAS the authorized share capital of Tri-Vision consists of an unlimited number of Tri-Vision Shares and an unlimited number of preferred shares, of which ● Tri-Vision Shares and no preferred shares have been issued and are outstanding as of the date hereof;

AND WHEREAS the authorized share capital of Parent consists of an unlimited number of Wi-LAN Shares of which ● have been issued and are outstanding as of the date hereof;

AND WHEREAS the authorized share capital of TVE consists of an unlimited number of TVE Shares, an unlimited number of Class "B" shares and an unlimited number of Class "C" shares, of which ● TVE Shares **[and no Class "B" shares or Class "C" Shares]** have been issued and are outstanding as of the date hereof;

AND WHEREAS the authorized share capital of TVE 2006 consists of an unlimited number of TVE 2006 Shares, of which ● TVE 2006 Shares have been issued and are outstanding as of the date hereof;

AND WHEREAS the authorized share capital of Acquisition Sub consists of an unlimited number of common shares, of which 10 common shares have been issued and are outstanding as of the date hereof;

AND WHEREAS Tri-Vision, Acquisition Sub, TVE and TVE 2006 have agreed to amalgamate pursuant to the provisions of the OBCA and upon the terms and conditions set forth in this Agreement.

NOW THEREFORE in consideration of the mutual covenants and agreements contained herein and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged) the parties agree as follows:

1. Interpretation

In this Agreement:

"**2007 Tri-Vision Warrants**" means the warrants issued effective January 11, 2007 to purchase 1,538,500 Tri-Vision Shares at a price of $1.60 per share exercisable until July 11, 2008;

"**Acquisition Agreement**" means the acquisition agreement dated May 11, 2007 among Tri-Vision, Parent and Acquisition Sub;

"**Acquisition Sub Shares**" means the common shares in the capital of Acquisition Sub;

"**Agreement**" means this amalgamation agreement, and the expressions "hereof", "herein", "hereto", "hereunder", "hereby" and similar expressions refer to this Agreement;

"**Amalco**" means the corporation continuing as a result of the Amalgamation;

"**Amalco Common Shares**" means the common shares in the capital of Amalco having the rights, privileges, restrictions and conditions set forth in Schedule 1;

"**Amalgamating Corporations**" means Tri-Vision, Acquisition Sub, TVE and TVE 2006;

"**Amalgamation**" means the amalgamation of the Amalgamating Corporations as contemplated herein;

"**Articles of Amalco**" mean the articles of amalgamation of Amalco;

"**Depositary**" means Computershare Investor Services Inc.;

"**Dissenting Shareholder**" means each Tri-Vision Shareholder who has filed a Notice of Dissent and has not voted "FOR" the Tri-Vision Amalgamation Resolution or withdrawn its objection;

"**Effective Date**" means the date shown on the certificate of Amalgamation to be issued under the OBCA giving effect to the Amalgamation;

"**Effective Time**" means 11:00 a.m. (Eastern time) on the Effective Date;

"**Exchange**" means the Toronto Stock Exchange;

"**Exchange Ratio**" means for each Tri-Vision Share, that fraction of a Wi-LAN Share determined by dividing $1.72 by the Parent VWAP;

"**New Parent Warrant**" means a Tri-Vision Warrant that will be assumed by Parent and that will represent a warrant to acquire, in accordance with the terms of the particular Tri-Vision Warrant, that number of Wi-LAN Shares determined by multiplying the number of Tri-Vision Shares subject to the Tri-Vision Warrant by the Exchange Ratio, rounded down to the nearest whole Wi-LAN Share at a price per Wi-LAN Share equal to the applicable per share exercise price divided by the Exchange Ratio (rounded to the nearest cent) and expressed in Canadian dollars;

"**Notice of Dissent**" means a written objection to the Tri-Vision Amalgamation Resolution sent by a registered Tri-Vision Shareholder who wishes to invoke the provisions of section 185 of the OBCA;

"**OBCA**" means the *Business Corporations Act* (Ontario);

"**Parent VWAP**" means the volume weighted average trading price of the common shares of Parent on the Exchange for 10 trading days within the 20 trading days preceding the Effective Date mutually randomly selected by Parent and Tri-Vision, provided that (i) if such volume weighted average trading price exceeds $6.51, then the Parent VWAP for the purposes of this Agreement shall be deemed to be $6.51, and (ii) if such volume weighted average trading price is less than $5.89, then the Parent VWAP for the purposes of this Agreement shall be deemed to be $5.89.

"**Proxy Statement**" means the Management Information Circular and Proxy Statement of Tri-Vision with respect to the amalgamation of Tri-Vision and Acquisition Sub, TVE and TVE 2006 and the issuance by Parent of Wi-LAN Shares in respect thereof;

"**Tri-Vision Amalgamation Resolution**" means the special resolution of the Tri-Vision Shareholders approving the Amalgamation;

"**Tri-Vision Broker Warrants**" means warrants issued effective January 11, 2007 to Wellington West Capital Markets Inc. to purchase 184,620 units of Tri-Vision at a price of $1.30 per unit with each unit consisting of one Tri-Vision Share and one-half of one warrant to acquire a further Tri-Vision Share at a price of $1.60 per share;

"**Tri-Vision Shareholder**" means a holder of Tri-Vision Shares;

"**Tri-Vision Shares**" means the common shares in the capital of Tri-Vision;

"**Tri-Vision Warrants**" means, collectively, the Tri-Vision Broker Warrants and the 2007 Tri-Vision Warrants; and

"**TVE Shares**" means the common shares in the capital of TVE;

"**TVE 2006 Shares**" means the common shares in the capital of TVE 2006;

"**Wi-LAN Shares**" means the common shares in the capital of Parent.

Capitalized terms used in this Agreement and not defined herein but defined in the OBCA shall have the same meaning in this Agreement as in the OBCA unless the context or subject matter otherwise requires.

2. Agreement to Amalgamate

The Amalgamating Corporations hereby agree to amalgamate as of the Effective Time on the Effective Date pursuant to the OBCA and to continue as one corporation on the terms and conditions set out in this Agreement.

3. Name

The name of Amalco shall be Wi-LAN V-Chip Corp.

4. **Registered Office**

The registered office of Amalco shall be Suite 608, 11 Holland Avenue, Ottawa, ON K1Y 4S1.

5. **Authorized Capital**

Amalco shall be authorized to issue an unlimited number of Amalco Common Shares. The rights, privileges, restrictions and conditions attaching to each class of shares of Amalco are as described in Schedule 1 to this Agreement.

6. **Restrictions on Transfer**

The shares of Amalco shall not be transferred without the approval of the board of directors or of the holder or holders of more than 50% of the voting shares of Amalco to be evidenced by a resolution of such directors or shareholders.

7. **Restrictions on Business**

There shall be no restrictions on the business which Amalco is authorized to carry on.

8. **Other Provisions**

The other provisions to which Amalco will be subject are as follows:

(a) The number of shareholders of Amalco exclusive of persons who are in its employment and exclusive of persons who, having been formerly in the employment of Amalco, were, while in that employment, and have continued after termination of that employment to be, shareholders of Amalco, is limited to not more than fifty, two or more persons who are the joint registered owners of one or more shares being counted as one shareholder.

(b) Any invitation to the public to subscribe for any securities of Amalco shall be prohibited.

9. **Number of Directors**

The board of directors of Amalco shall, until otherwise changed in accordance with the OBCA, consist of a minimum number of 1 and a maximum number of 10 directors. The number of directors of Amalco shall initially be 3 and the directors of Amalco shall be empowered to determine from time to time the number of directors of Amalco within the said minimum and maximum numbers provided for in the Articles of Amalco, as the same may be amended from time to time.

10. **Initial Directors**

The first directors of Amalco shall be the persons whose names and residential addresses appear below:

James D. Skippen
William R. Middleton
R. Stephen Bower

Such directors shall hold office until the next annual meeting of shareholders of Amalco or until their successors are elected or appointed.

11. **Officers**

Unless and until otherwise decided by the board of directors of Amalco, the officers of Amalco shall be as set out below:

James D. Skippen	President & Chief Executive Officer
William R. Middleton	General Counsel & Secretary
R. Stephen Bower	Chief Financial Officer

12. **By-Laws**

The by-laws of Amalco, until repealed, amended or altered, shall be the by-laws of Acquisition Sub.

13. **Amalgamation**

On the Effective Date:

(a) Tri-Vision, Acquisition Sub, TVE and TVE 2006 shall amalgamate pursuant to section 174 of the OBCA to form Amalco and shall continue as one corporation under the OBCA;

(b) each Tri-Vision Share outstanding immediately prior to the Amalgamation shall be exchanged for that number of Wi-LAN Shares per Tri-Vision Share equal to the Exchange Ratio;

(c) each Acquisition Sub Share outstanding immediately prior to the Amalgamation shall be converted into one Amalco Common Share;

(d) each TVE Share outstanding immediately prior to the Amalgamation shall be cancelled without any repayment of capital in respect thereof;

(e) each TVE 2006 Share outstanding immediately prior to the Amalgamation shall be cancelled without any repayment of capital in respect thereof;

(f) no fractional shares will be issued pursuant to the Amalgamation. As a result, the number of Wi-LAN Shares each Tri-Vision Shareholder will receive will be rounded down to the nearest whole number and each Tri-Vision Shareholder will receive a cash payment without interest for the remaining fraction of an Wi-LAN Share that the Tri-Vision Shareholder would otherwise have been entitled to receive, if any, based on the closing price per Wi-LAN Share on the business day immediately preceding the Effective Date;

(g) each Tri-Vision Warrant granted prior to the Effective Time that remains outstanding immediately prior to the Effective Time shall cease to represent a right to acquire Tri-Vision Shares and as at and from the Effective Time shall automatically represent a New Wi-LAN Warrant; and

(h) dissenting Shareholders will be entitled to be paid the fair value of their Tri-Vision Shares in accordance with the OBCA.

14. Stated Capital Accounts

There shall be added to the stated capital account in the accounting records of Amalco maintained for Amalco Common Shares an amount equal to the stated capital of the Tri-Vision Shares.

The amount of stated capital attributable to the Amalco Common Shares shall be adjusted to reflect payments that may be made to Dissenting Shareholders.

15. Delivery of Share Certificates and Payments

As soon as practicable after the Effective Date, Amalco shall deliver to the Depositary, such number of certificates representing in the aggregate the Wi-LAN Shares issued pursuant to the Amalgamation and the Depositary shall deliver to each Tri-Vision Shareholder a certificate representing the number of Wi-LAN Shares to which such Tri-Vision Shareholder is entitled and, in the case of a Tri-Vision Shareholder who is entitled to receive a cash payment under section 13(f) hereof, a cheque in the amount of such cash payment, upon the delivery by such Tri-Vision Shareholder to the Depositary at its principal stock and bond offices in Toronto, Ontario and in such other cities as the parties may mutually agree or as may be required by law for cancellation of the certificates formerly representing its Tri-Vision Shares, together with all other required documents.

16. Financial Year

The financial year of Amalco shall end on October 31 of each year.

17. Management

The management of Amalco shall be under the control of its board of directors subject to the provisions of the OBCA and the by-laws of Amalco.

18. Property of Amalco

Amalco shall possess all the property, rights, privileges and franchises and shall be subject to all the liabilities, contracts, disabilities and debts of each of the Amalgamating Corporations as such exist immediately before the Effective Date.

19. Rights of Creditors

All rights of creditors against property, rights and assets of each of the Amalgamating Corporations and all liens upon their property, rights and assets shall be unimpaired by the Amalgamation and all debts, contracts, liabilities and duties of each of the

Amalgamating Corporations shall thenceforth attach to Amalco and may be enforced against it.

20. Termination

Without prejudice to any other rights or recourse of the parties hereto pursuant to the Acquisition Agreement and notwithstanding that the Amalgamation shall have been approved by special resolution of the Tri-Vision Shareholders, this Agreement shall automatically, without notice, terminate immediately and be of no further force or effect, upon the termination of the Acquisition Agreement in accordance with its terms prior to the issue of a certificate of amalgamation in respect of the Amalgamation.

21. Dissenting Shareholders

Tri-Vision Shares which are held by a Dissenting Shareholder who has exercised dissent rights in respect thereof shall not be exchanged for Wi-LAN Shares. However, in the event that a holder of Tri-Vision Shares who has dissented fails to perfect or effectively withdraw such shareholder's claim under the OBCA or forfeits such shareholder's rights to make a claim under the OBCA or his rights as a Tri-Vision Shareholder are otherwise reinstated, such shareholder's Tri-Vision Shares shall thereupon be deemed to have been exchanged as of the Effective Date for Wi-LAN Shares in accordance with Section 13(b).

22. Articles of Amalgamation

Provided that this Agreement has not otherwise been terminated, the Articles of Amalco will be filed on the Effective Date contemplated in the Acquisition Agreement promptly after the conditions specified in the Acquisition Agreement have been satisfied or waived, together with any and all documents required by the OBCA and the regulations thereunder.

23. Auditors

PricewaterhouseCoopers LLP will be the initial auditors of Amalco to hold office until the close of the first annual meeting of Amalco shareholders.

24. Modifications of this Agreement

Subject to any requirements imposed by law or by a court of competent jurisdiction, this Agreement may be amended, modified or superseded, and any of the terms or conditions hereof may be waived, but only by written instrument executed by Tri-Vision, Parent and Acquisition Sub.

25. Interpretation

Nothing herein affects the rights and obligations of the parties hereto in the Acquisition Agreement.

26. Governing Law

This Agreement shall be governed by and construed in accordance with the laws of Ontario and the laws of Canada applicable therein.

27. Counterparts

This Agreement may be signed in counterparts and each such counterpart shall constitute an original document and such counterparts, taken together, shall constitute one and the same instrument.

28. Further Assurances

Each of the parties hereto agrees to execute and deliver such further instruments and to do such further reasonable acts and things as may be necessary or appropriate to carry out the intent of this Agreement.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF the parties have executed this Agreement.

Wi-LAN INC.

By: ____________________________
Name: James D. Skippen
Title: President & Chief Executive Officer

WI-LAN ACQUISITION INC.

By: ____________________________
Name: James D. Skippen
Title: President & Chief Executive Officer

TRI-VISION INTERNATIONAL LTD.

By: ____________________________
Name:
Title:

TRI-VISION ELECTROICS INC.

By: ____________________________
Name:
Title:

TRI-VISION ELECTRONICS 2006 INC.

By: ____________________________
Name:
Title:

Schedule 1
to the Amalgamation Agreement
dated as of ●, 2007 between Tri-Vision International Ltd./Ltée
Wi-LAN Inc., Wi-LAN Acquisition Inc., Tri-Vision Electronics Inc.
and Tri-Vision Electronics 2006 Inc.

Wi-LAN V-Chip Corp.
(the "Corporation")

The authorized share capital of the Corporation shall consist of an unlimited number of common shares, all without par value, having the following rights, privileges, conditions and restrictions:

COMMON SHARES

1. **Voting Rights**

Each holder of common shares shall be entitled to receive notice of and to attend all meetings of shareholders of the Corporation and to vote thereat, except meetings at which only holders of a specified class of shares (other than common shares) or specified series of shares are entitled to vote. At all meetings of which notice must be given to the holders of the common shares, each holder of common shares shall be entitled to one vote in respect of each common share held by such holder.

2. **Dividends**

The holders of the common shares shall be entitled, subject to the rights, privileges, restrictions and conditions attaching to any other class of shares of the Corporation, to receive any dividend declared by the Corporation.

3. **Liquidation, Dissolution or Winding-up**

The holders of the common shares shall be entitled, subject to the rights, privileges, restrictions and conditions attaching to any other class of shares of the Corporation, to receive the remaining property of the Corporation on a liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or on any other return of capital or distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs.

UNDERWRITING AGREEMENT

December 14, 2006

Wi-LAN Inc.
11 Holland Avenue
Suite 608
Ottawa, Ontario
K1Y 4S1

Attention: Mr. James Skippen, President and Chief Executive Officer

Dear Sirs:

The undersigned, CIBC World Markets Inc. ("**CIBC WM**"), Wellington West Capital Markets Inc., Paradigm Capital Inc., Haywood Securities Inc. and Dundee Securities Corporation (collectively, the "**Underwriters**") understand that Wi-LAN Inc. (the "**Corporation**") proposes to issue and sell to the Underwriters 6,666,700 common shares of the Corporation (the "**Underwritten Shares**") subject to the terms and conditions set out below.

The Underwriters propose to distribute the Underwritten Shares in Canada (other than in the province of Quebec) pursuant to the Final Prospectus (as hereinafter defined), and in the United States and other offshore jurisdictions on a private placement basis, all in the manner contemplated by this Agreement.

Upon and subject to the terms and conditions set forth herein, the Underwriters severally, in respect of the percentages set forth in paragraph 19 of this Agreement, and not jointly, agree to act as underwriters and purchase from the Corporation, and by its acceptance hereof, the Corporation agrees to sell to the Underwriters the Underwritten Shares on the Closing Date (as hereinafter defined) at a price of $4.50 per Underwritten Share for an aggregate purchase price of $30,000,150.

To the extent that substituted purchasers purchase at the Closing Time (as hereinafter defined), the obligations of the Underwriters to do so will be reduced by the number of Underwritten Shares purchased from the Corporation by such substituted purchasers. Any reference in this Agreement to "the purchasers" shall be taken to be a reference to the Underwriters, as the initial committed purchasers, and to the substituted purchasers, if any.

The parties acknowledge further that the Underwritten Shares have not been and will not be registered under the U.S. Securities Act (as hereinafter defined) and may not be offered or sold in the United States (as hereinafter defined) except pursuant to exemptions from the registration requirements of the U.S. Securities Act and the applicable laws of any state of the United States. Accordingly, the Corporation and each of the Underwriters agree that any offers or sales in the United States shall be conducted only in the manner specified in Schedule "A" hereof. All actions to be undertaken by the Underwriters in the United States in connection with the matters contemplated herein shall be undertaken through one or more of the Underwriters' duly registered broker-dealer affiliates in the United States (the "**U.S. Affiliates**").

The Underwriters shall be entitled to appoint a soliciting dealer group consisting of other registered dealers acceptable to the Corporation for the purposes of arranging for purchasers of the Underwritten Shares.

In consideration of the Underwriters' services to be rendered in connection with the Offering (as hereinafter defined), including the agreement of the Underwriters to: (a) purchase the Underwritten Shares and to offer them to the public pursuant to the Prospectus (as hereinafter defined); (b) arrange for substituted purchasers; or (c) act as placement agent for the Underwritten Shares in the United States, the Corporation shall (i) pay to the Underwriters at Closing (as hereinafter defined) a cash commission (the "**Commission**") equal to 5% of the gross proceeds realized by the Corporation in respect of the sale of the Underwritten Shares The obligation of the Corporation to pay the Commission shall arise at the Closing Time (as hereinafter defined) against payment for the Underwritten Shares and the Commission shall be fully earned by the Underwriters at that time.

The following are the schedules attached to this Agreement, which schedules are deemed to be a part hereof and are hereby incorporated by reference herein:

Schedule "A" – United States Offers and Sales

Schedule "B" – List of Non-Material Subsidiaries

Schedule "C" – List of Options, Warrants and Convertible Securities

DEFINITIONS

In this Agreement, in addition to the terms defined above or elsewhere in this Agreement, the following terms shall have the following meanings:

"**Agreement**" means the agreement resulting from the acceptance by the Corporation of the offer made hereby;

"**Business Day**" means a day which is not a Saturday, Sunday or statutory or civic holiday in the City of Toronto, Canada;

"**Canadian Securities Regulators**" means the applicable securities commission or securities regulatory authority in each of the Qualifying Jurisdictions;

"**CIBC WM**" means CIBC World Markets Inc.;

"**Claim**" shall have the meaning ascribed thereto in subparagraph 15(b);

"**Closing**" means the completion of the issue and sale by the Corporation and the purchase by the Underwriters on the Closing Date of the Underwritten Shares as contemplated by this Agreement;

"**Closing Date**" means December 27, 2006 or such other date as the Corporation and CIBC WM, on behalf of the Underwriters, may agree in writing, but not later than January 12, 2006;

"**Closing Time**" means 8:00 a.m. (Toronto time) on the Closing Date or such other time on the Closing Date as the Corporation and CIBC WM, on behalf of the Underwriters, may agree;

"**Common Shares**" means the common shares of the Corporation which the Corporation is authorized to issue as constituted on the date hereof;

"**Corporation's Auditors**" means such firm of chartered accountants as the Corporation may have appointed or may from time to time appoint as auditors of the Corporation;

"Documents Incorporated by Reference" means all financial statements, management information circulars, annual information forms, material change reports or other documents issued or filed by the Corporation, whether before or after the date of this Agreement, that are required to be incorporated by reference into the Prospectus;

"Eligible Issuer" means an issuer which meets the criteria and has complied with the requirements of NI 44-101 so as to allow it to offer its securities using a short form prospectus;

"Final Prospectus" means the (final) short form prospectus including all of the Documents Incorporated By Reference, to be prepared by the Corporation and relating to the distribution of the Underwritten Shares and for which an MRRS decision document has been issued by the Ontario Securities Commission on its own behalf and on behalf of each of the other Canadian Securities Regulators;

"Financial Statements" means the financial statements of the Corporation included in the Documents Incorporated by Reference, including the notes to such statements and the related auditors' report on such statements, if any;

"**Indemnified Party**" has the meaning ascribed thereto in subparagraph 15(b);

"Letter Agreement" means the letter agreement dated December 8, 2006 between the Corporation and CIBC WM relating to the Offering;

"Material Adverse Effect" when used in connection with an entity means any change, event, violation, inaccuracy, circumstance or effect that is materially adverse to the business, assets (including intangible assets), capitalization, financial condition or results of operations of such entity and its parent (if applicable) or subsidiaries taken as a whole, whether or not arising in the ordinary course of business of such entity;

"Material Agreement" has the meaning ascribed thereto in clause 7(a)(xxi)(B)(3) of this Agreement;

"MI 11-101" means Multilateral Instrument 11-101 – *Principal Regulator System* adopted by certain members of the Canadian Securities Regulators and its related memorandum of understanding;

"misrepresentation", **"material fact"**, "**material change**", **"affiliate"**, **"associate"**, and "**distribution**" shall have the respective meanings ascribed thereto in the *Securities Act* (Ontario);

"Mutual Reliance Procedures" means the mutual reliance review system procedures provided for under NP 43-201 and MI 11-101;

"**NI 44-101**" means National Instrument 44-101 - *Short Form Prospectus Distributions*;

"**Non-material Subsidiaries**" means the subsidiaries of the Corporation listed in Schedule B;

"NP 43-201" means National Policy 43-201 – *Mutual Reliance Review System for Prospectuses and Annual Information Forms* adopted by the Canadian Securities Regulators and its related memorandum of understanding;

"Offering" means the issuance and sale of the Underwritten Shares pursuant to this Agreement;

"Offering Documents" has the meaning ascribed thereto in subparagraph 5(a)(iii);

"Person" shall be broadly interpreted and shall include any individual, corporation, partnership, limited liability company, joint venture, association, trust or other legal entity;

"Preliminary Prospectus" means the short form preliminary prospectus to be dated on or about December 14, 2006 prepared by the Corporation relating to the distribution of the Underwritten Shares, including all of the Documents Incorporated By Reference;

"Prospectus" means, collectively, the Preliminary Prospectus and the Final Prospectus;

"Qualifying Jurisdictions" means, collectively, all of the provinces in Canada, other than the province of Quebec;

"Securities Laws" means, unless the context otherwise requires, all applicable securities laws in each of the Qualifying Jurisdictions and the United States and the respective regulations made thereunder, together with applicable published fee schedules, prescribed forms, policy statements, orders, blanket rulings and other regulatory instruments of the securities regulatory authorities in such jurisdictions;

"Securities Regulators" means, collectively, the TSX, and the securities commissions or other securities regulatory authorities in the Qualifying Jurisdictions and the United States, as the case may be;

"Selling Firm" has the meaning ascribed thereto in paragraph 3(a);

"Standard Listing Conditions" has the meaning ascribed thereto in subparagraph 4(a)(v);

"subsidiary" shall have the meaning ascribed thereto in the *Business Corporations Act* (Alberta);

"Subsidiary" means Wi-LAN Technologies Corporation, a company existing under the laws of the province of Alberta;

"Supplementary Material" means, collectively, any amendment to the Final Prospectus, any amendment or supplemental prospectus or ancillary materials that may be filed by or on behalf of the Corporation under the Securities Laws relating to the distribution of the Underwritten Shares thereunder;

"Transfer Agent" means the registrar and transfer agent of the Corporation, namely, Computershare Trust Company of Canada;

"TSX" means the Toronto Stock Exchange;

"Underwriters' Personnel" shall have the meaning ascribed thereto in subparagraph 15(a);

"United States" means the United States of America as defined in Regulation S under the U.S. Securities Act;

"**U.S. Affiliate**" means a duly registered U.S. broker-dealer affiliate of an Underwriter;

"U.S. Private Placement Memorandum" has the meaning ascribed thereto in paragraph 4(a)(iv); and

"U.S. Securities Act" means the *United States Securities Act of 1933*, as amended.

TERMS AND CONDITIONS

1. **Compliance With Securities Laws.** The Corporation represents and warrants to, and covenants and agrees with, the Underwriters that the Corporation will as soon as possible and in any event no later than 3:00 p.m. (Toronto time) on December 14, 2006 prepare and file the Preliminary Prospectus and obtain pursuant to the Mutual Reliance Procedures an MRRS decision document evidencing the issuance by the Canadian Securities Regulators of receipts for the Preliminary Prospectus and other related documents in respect of the proposed distribution of the Underwritten Shares. The Corporation will as soon as possible and in any event no later than 5:00 p.m. (Toronto time), December 21, 2006, file the Final Prospectus and obtain pursuant to the Mutual Reliance Procedures an MRRS decision document evidencing the issuance by the Canadian Securities Regulators of receipts for the Final Prospectus in accordance with NP 43-201 and other related documents in respect of the proposed distribution of the Underwritten Shares.

2. **Due Diligence.** Prior to the filing of the Preliminary Prospectus and the Final Prospectus, the Corporation shall have permitted the Underwriters to review each of the Preliminary Prospectus and the Final Prospectus and shall allow the Underwriters to conduct any due diligence investigations which each of them reasonably requires in order to fulfill its obligations as an underwriter under the Securities Laws of the Qualifying Jurisdictions and in order to enable it to responsibly execute the certificate in the Preliminary Prospectus and the Final Prospectus required to be executed by it.

3. **Distribution and Certain Obligations of the Underwriters.**

(a) The Underwriters shall, and shall require any investment dealer or broker (other than the Underwriters) with which the Underwriters have a contractual relationship in respect of the distribution of the Underwritten Shares (each, a "**Selling Firm**") to agree to, comply with the Securities Laws in connection with the distribution of the Underwritten Shares and shall offer the Underwritten Shares for sale to the public directly and through Selling Firms upon the terms and conditions set out in the Final Prospectus and this Agreement. The Underwriters shall, and shall require any Selling Firm to, offer for sale to the public and sell the Underwritten Shares only in those jurisdictions where they may be lawfully offered for sale or sold. The Underwriters shall: (i) use all reasonable efforts to complete and cause each Selling Firm to complete the distribution of the Underwritten Shares as soon as reasonably practicable; and (ii) promptly notify the Corporation when, in their opinion, the Underwriters and the Selling Firms have ceased distribution of the Underwritten Shares and provide a breakdown of the number of Underwritten Shares distributed in each of the Qualifying Jurisdictions where such breakdown is required for the purpose of calculating fees payable to the Securities Regulators.

(b) The Underwriters shall, and shall require any Selling Firm to agree to, distribute the Underwritten Shares in a manner which complies with and observes all applicable laws and regulations in each jurisdiction into and from which they may offer to sell the Underwritten Shares or distribute the Prospectus or any Supplementary Material in connection with the distribution of the Underwritten Shares and will not, directly or indirectly, offer, sell or deliver any Underwritten Shares or deliver the Prospectus or any Supplementary Material to any person in any jurisdiction other than in the Qualifying Jurisdictions except in a manner which will not require the Corporation to comply with the registration, prospectus, filing, continuous disclosure or other similar requirements under the applicable securities laws of such other jurisdictions or pay any additional governmental filing fees which relate to such other jurisdictions. Subject to the

foregoing, the Underwriters and any Selling Firm shall be entitled to offer and sell the Underwritten Shares:

(i) in the United States, solely pursuant to an applicable exemption or exemptions from the registration requirements of the U.S. Securities Act and applicable state securities laws. Any offer or sale of the Underwritten Shares in the United States will be made in accordance with Schedule "A" which forms part of this Agreement; and

(ii) in such other jurisdictions in accordance with any applicable securities and other laws in such jurisdictions in which the Underwriters and/or Selling Firms offer the Underwritten Shares provided that the Corporation is not required to file a prospectus or other disclosure document or become subject to continuing obligations in such other jurisdictions,

in each case in accordance with the provisions of this Agreement.

(c) For the purposes of this paragraph 3, the Underwriters shall be entitled to assume that the Underwritten Shares are qualified for distribution in any Qualifying Jurisdiction where a receipt or similar document for the Final Prospectus shall have been obtained from the applicable Securities Regulators (including a decision document for the Final Prospectus issued under the Mutual Reliance Procedures) following the filing of the Final Prospectus unless otherwise notified in writing.

(d) The Corporation and the Underwriters agree that Schedule "A" to this Agreement is incorporated by reference in and shall form part of this Agreement.

(e) Notwithstanding the foregoing provisions of this paragraph 3, an Underwriter will not be liable to the Corporation under this paragraph 3 with respect to a default under this paragraph 3 or Schedule "A" by another Underwriter or another Underwriter's U.S. Affiliate, as the case may be.

4. **Deliveries on Filing and Related Matters.**

(a) The Corporation shall deliver to each of the Underwriters:

(i) at the Closing Time, a copy of the Preliminary Prospectus and the Final Prospectus in the English language signed and certified by the Corporation as required by the Securities Laws;

(ii) at the Closing Time, a copy of any Supplementary Material required to be filed by the Corporation in compliance with Securities Laws;

(iii) concurrently with the filing of the Final Prospectus with the Canadian Securities Regulators, a "long form" comfort letter dated the date of the Final Prospectus, in form and substance satisfactory to the Underwriters, acting reasonably, addressed to the Underwriters and the directors of the Corporation from the Corporation's Auditors with respect to financial and accounting information relating to the Corporation contained in the Final Prospectus, which letter shall be based on a review by the Corporation's Auditors within a cut-off date of not more than two Business Days prior to

the date of the letter, which letter shall be in addition to any auditors' consent letter or comfort letter addressed to the Canadian Securities Regulators;

(iv) as soon as practicable after the Preliminary Prospectus, the Final Prospectus and any Supplementary Material are prepared, the private placement memorandum incorporating the Preliminary Prospectus, the Final Prospectus or any Supplementary Material, as the case may be, prepared for use in connection with the offering for sale of the Underwritten Shares in the United States (the "**U.S. Private Placement Memorandum**"), and, forthwith after preparation, any amendment to the U.S. Private Placement Memorandum; and

(v) prior to the filing of the Final Prospectus with the Canadian Securities Regulators, copies of correspondence indicating that the application for the listing and posting for trading on the TSX of the Common Shares (including without limitation, the Underwritten Shares) has been approved for listing subject only to satisfaction by the Corporation of customary post-closing conditions imposed by the TSX (the "**Standard Listing Conditions**").

(b) The Corporation shall also prepare and deliver promptly to the Underwriters signed copies of all Supplementary Material.

(c) Delivery of the Preliminary Prospectus, the Final Prospectus and any Supplementary Material by the Corporation did and shall constitute the representation and warranty of the Corporation to the Underwriters that, as at their respective dates of filing:

(i) all information and statements (except information and statements relating solely to the Underwriters and provided by the Underwriters) contained in the Preliminary Prospectus or the Final Prospectus or any Supplementary Material, as the case may be, are true and correct, in all material respects, and contain no misrepresentation and constitute full, true and plain disclosure of all material facts relating to the Corporation and the Underwritten Shares;

(ii) no material fact or information has been omitted therefrom (except facts or information relating solely to the Underwriters and provided by the Underwriters) which is required to be stated in such disclosure or is necessary to make the statements or information contained in such disclosure not misleading in light of the circumstances under which they were made; and

(iii) except with respect to any information relating solely to the Underwriters and provided by the Underwriters, such documents comply in all material respects with the requirements of the Securities Laws.

Such deliveries shall also constitute the Corporation's consent to the Underwriters' use of the Preliminary Prospectus, the Final Prospectus and any Supplementary Material in connection with the distribution of the Underwritten Shares in the Qualifying Jurisdictions in compliance with this Agreement and the Securities Laws unless otherwise advised in writing.

(d) The Corporation shall:

(i) cause commercial copies of the Preliminary Prospectus, the Final Prospectus and any Supplementary Material to be delivered to the Underwriters without charge, in such numbers and in such cities in the Qualifying Jurisdictions as the Underwriters may reasonably request by oral instructions to the Corporation's financial printer of the Preliminary Prospectus and the Final Prospectus given forthwith after the Underwriters have been advised that the Corporation has complied with the Securities Laws in the Qualifying Jurisdictions. Such delivery shall be effected as soon as possible and, in any event, on or before a date which is two Business Day after compliance with applicable Securities Laws in the Qualifying Jurisdictions with respect to the Preliminary Prospectus and the Final Prospectus, and on or before a date which is two Business Days after the Canadian Securities Regulators issue receipts or accept for filing, as the case may be, any Supplementary Material; and

(ii) cause to be delivered to the Underwriters, as soon as practicable after preparation thereof, without charge, in such numbers and at such locations as the Underwriters may reasonably request, commercial copies of the U.S. Private Placement Memorandum and any amendments thereto.

(e) During the period commencing on the date hereof and until completion of the distribution of the Underwritten Shares, the Corporation will promptly provide to the Underwriters drafts of any press releases of the Corporation for review by the Underwriters and the Underwriters' counsel prior to issuance.

5. **Material Changes.**

(a) During the period prior to the Underwriters notifying the Corporation of the completion of the distribution of the Underwritten Shares, the Corporation shall promptly inform the Underwriters (and if requested by the Underwriters, confirm such notification in writing) of the full particulars of:

(i) any material change (actual, anticipated, contemplated, threatened, financial or otherwise) in the assets, liabilities (contingent or otherwise), business, affairs, operations or capital of the Corporation and its Subsidiaries taken as a whole;

(ii) any material fact which has arisen or has been discovered and would have been required to have been stated in the Preliminary Prospectus or the Final Prospectus had the fact arisen or been discovered on, or prior to, the date of such documents; and

(iii) any change in any material fact contained in the Preliminary Prospectus, the Final Prospectus or any Supplementary Material (collectively, the "**Offering Documents**") or whether any event or state of facts has occurred after the date hereof, which, in any case, is, or may be, of such a nature as to render any of the Offering Documents untrue or misleading in any material respect or to result in any misrepresentation in any of the Offering Documents, or which would result in the Final Prospectus or any Supplementary Material not complying (to the extent that such compliance is required) with Securities Laws.

(b) The Corporation will comply with Section 57 of the *Securities Act* (Ontario) and with the comparable provisions of the other Securities Laws, and the Corporation will prepare and file promptly any Supplementary Material which may be necessary and will otherwise comply with all legal requirements necessary to continue to qualify the Underwritten Shares for distribution in each of the Qualifying Jurisdictions.

(c) In addition to the provisions of subparagraphs 5(a) and 5(b) hereof, the Corporation shall in good faith discuss with the Underwriters any change, event or fact contemplated in subparagraphs 5(a) and 5(b) which is of such a nature that there is or could be reasonable doubt as to whether notice should be given to the Underwriters under subparagraph 5(a) hereof and shall consult with the Underwriters with respect to the form and content of any amendment or other Supplementary Material proposed to be filed by the Corporation, it being understood and agreed that no such amendment or other Supplementary Material shall be filed with any Securities Regulator prior to the review thereof by the Underwriters and their counsel, acting reasonably.

(d) If during the period of distribution of the Underwritten Shares there shall be any change in Securities Laws which, in the opinion of the Underwriters, acting reasonably, requires the filing of any Supplementary Material, upon written notice from the Underwriters, the Corporation shall, to the satisfaction of the Underwriters, acting reasonably, promptly prepare and file any such Supplementary Material with the appropriate Securities Regulators where such filing is required.

6. **Covenants of the Corporation.** The Corporation hereby covenants to the Underwriters that the Corporation:

(a) will advise the Underwriters, promptly after receiving notice thereof, of the time when the Preliminary Prospectus, the Final Prospectus and any Supplementary Material has been filed and receipts therefor have been obtained pursuant to the Mutual Reliance Procedures and will provide evidence reasonably satisfactory to the Underwriters of each such filing and copies of such receipts;

(b) will advise the Underwriters, promptly after receiving notice or obtaining knowledge thereof, of:

(i) the issuance by any Canadian Securities Regulators of any order suspending or preventing the use of the Preliminary Prospectus, the Final Prospectus or any Supplementary Material;

(ii) the institution, threatening or contemplation of any proceeding for any such purposes;

(iii) any order, ruling, or determination having the effect of suspending the sale or ceasing the trading in any securities of the Corporation (including the Underwritten Shares) has been issued by any Securities Regulator or the institution, threatening or contemplation of any proceeding for any such purposes; or

(iv) any requests made by any Canadian Securities Regulators for amending or supplementing the Preliminary Prospectus or the Final Prospectus or for additional information, and will use its commercially reasonable efforts to

prevent the issuance of any order referred to in (i) above and, if any such order is issued, to obtain the withdrawal thereof as quickly as possible;

(c) except to the extent the Corporation participates in a merger or business combination transaction which is in the best interest of the Corporation and following which the Corporation is not a "reporting issuer", will use its reasonable best efforts to maintain its status as a "reporting issuer" (or the equivalent thereof) not in default of the requirements of the Securities Laws of each of the Qualifying Jurisdictions which have such a concept to the date which is two years following the Closing Date;

(d) except to the extent the Corporation participates in a merger or business combination transaction which is in the best interest of the Corporation and following which the Corporation is not listed on either the TSX, as the case may be, will use its reasonable best efforts to maintain the listing of the Common Shares on the TSX or such other recognized stock exchange or quotation system as the Underwriters may approve, acting reasonably, to the date that is two years following the Closing Date so long as the Corporation meets the minimum listing requirements of the TSX or such other exchange or quotation system; and

(e) will use the net proceeds of the offering of Underwritten Shares contemplated herein in the manner and subject to the qualification described in the Prospectus under the heading "Use of Proceeds".

7. (a) **Representations and Warranties of the Corporation.** The Corporation represents and warrants to the Underwriters that:

(i) each of the Corporation and the Subsidiary is a corporation duly incorporated, continued or amalgamated and validly existing under the laws of the jurisdiction in which it was incorporated, continued or amalgamated, as the case may be, has all requisite corporate power and authority and is duly qualified and holds all necessary material permits, licences and authorizations necessary or required to carry on its business as now conducted (provided that the Corporation is in the process of registering in Ontario) and to own, lease or operate its properties and assets and no steps or proceedings have been taken by any person, voluntary or otherwise, requiring or authorizing its dissolution or winding up, and the Corporation has all requisite power and authority to enter into each of this Agreement and to carry out its obligations hereunder ;

(ii) the Corporation beneficially owns, directly or indirectly, all of the issued and outstanding shares in the capital of the Subsidiary free and clear of all mortgages, liens, charges, pledges, security interests, encumbrances, claims or demands of any kind whatsoever, all of such shares have been duly authorized and validly issued and are outstanding as fully paid and non-assessable shares and no person has any right, agreement or option, present or future, contingent or absolute, or any right capable of becoming a right, agreement or option, for the purchase from the Corporation of any interest in any of such shares or for the issue or allotment of any unissued shares in the capital of the Subsidiary or any other security convertible into or exchangeable for any such shares; and other than the Subsidiary and the Non-material Subsidiaries, the Corporation does not beneficially own or

exercise control or direction over, 10% or more of the outstanding voting shares of any company;

(iii) the Non-material Subsidiaries have no material assets or liabilities, are not party to any Material Agreements and no revenues are booked through such Non-material Subsidiaries;

(iv) each of the Corporation and the Subsidiary holds all requisite licences, registrations, qualifications, permits and consents necessary or appropriate for carrying on its business as currently carried on and all such licences, registrations, qualifications, permits and consents are valid and subsisting and in good standing in all material respects except where the failure to hold such licences, registrations, qualifications, permits and consents would not have a Material Adverse Effect on the Corporation;

(v) all consents, approvals, permits, authorizations or filings as may be required under Applicable Securities Laws necessary for the execution and delivery of this Agreement and the issuance of the Underwritten Shares and the communication of the transaction contemplated hereby, have been made or obtained, as applicable, provided that the Corporation must file, any applicable reports of trade along with the applicable filing fee and/or fee checklist, if any;

(vi) as at December 13, 2006, the authorized capital of the Corporation consists of an unlimited number of Common Shares and an unlimited number of preferred shares of which 61,481,960 Common Shares are issued and outstanding as fully paid and non-assessable;

(vii) the currently issued and outstanding Common Shares are listed and posted for trading on the TSX and no order ceasing or suspending trading in any securities of the Corporation or prohibiting the trading of any of the Corporation's issued securities has been issued and, to the knowledge of the Corporation, no proceedings for such purpose are pending or threatened;

(viii) the definitive form of certificate representing the Common Shares is in proper form under the laws of Alberta and complies with the requirements of the TSX and does not conflict with the constating documents of the Corporation;

(ix) the Financial Statements (i) have been prepared in accordance with generally accepted accounting principles in Canada consistently applied throughout the period referred to therein, (ii) present fairly, in all material respects, the financial position (including the assets and liabilities, whether absolute, contingent or otherwise) of the Corporation on a consolidated basis as at such dates and results of operations of the Corporation and its subsidiaries for the periods then ended, and (iii) contain and reflect adequate provision or allowance for all reasonably anticipated liabilities, expenses and losses of the Corporation, and there has been no change in accounting policies or practices of the Corporation since the date reflected in the most recent Financial Statements;

(x) since October 31, 2005 the Corporation has not declared or paid any dividends or declared or made any other payments or distributions on or in respect of any of its shares and has not, directly or indirectly, redeemed, purchased or otherwise acquired any of its shares or agreed to do so or otherwise effected any return of capital with respect to such shares;

(xi) all taxes (including income tax, capital tax, payroll taxes, employer health tax, workers' compensation payments, property taxes, custom and land transfer taxes), duties, royalties, levies, imposts, assessments, deductions, charges or withholdings and all liabilities with respect thereto including any penalty and interest payable with respect thereto (collectively, "**Taxes**") due and payable by the Corporation and the Subsidiary have been paid except for where the failure to pay such taxes would not constitute an adverse material fact with respect to the Corporation and the Subsidiary (taken as a whole) or result in an adverse material change to the Corporation and the Subsidiary (taken as a whole). All tax returns, declarations, remittances and filings required to be filed by the Corporation and the Subsidiary have been filed with all appropriate governmental authorities and all such returns, declarations, remittances and filings are complete and accurate and no material fact or facts have been omitted therefrom which would make any of them misleading except where the failure to file such documents would not constitute an adverse material fact with respect to the Corporation and the Subsidiary (taken as a whole) or result in an adverse material change to the Corporation and the Subsidiary (taken as a whole). To the best of the knowledge of the Corporation, no examination of any tax return of the Corporation and the Subsidiary is currently in progress and there are no issues or disputes outstanding with any governmental authority respecting any taxes that have been paid, or may be payable, by the Corporation and the Subsidiary, in any case, except where such examinations, issues or disputes would not constitute an adverse material fact of the Corporation and the Subsidiary (taken as a whole) or result in an adverse material change to the Corporation and the Subsidiary (taken as a whole);

(xii) there has not been any reportable event (within the meaning of National Instrument 51-102 of the Canadian Securities Administrators) with the auditors of the Corporation;

(xiii) the auditors of the Corporation which are the auditors who audited the Corporation's most recent annual financial statement are independent public accountants as required under Applicable Securities Laws and are registered with the Canadian Public Accountability Board;

(xiv) except as disclosed in writing to the Underwriters, none of the Corporation or the Subsidiary has approved, is contemplating, has entered into any agreement in respect of, or has any knowledge of: (A) the purchase of any property material to the Corporation or assets or any interest therein or the sale, transfer or other disposition of any property material to the Corporation or assets or any interest therein currently owned, directly or indirectly, by the Corporation or the Subsidiary whether by asset sale, transfer of shares or otherwise; or (B) the change of control (by sale or transfer of shares or sale

of all or substantially all of the property and assets of the Corporation or the Subsidiary or otherwise) of the Corporation or any Subsidiary;

(xv) as at the Closing Date, except as set forth in Schedule "C" to this Agreement, other than the Underwriters, no holder of outstanding securities of the Corporation will be entitled to any pre-emptive or any similar rights to subscribe for any of the Common Shares or other securities of the Corporation and no rights, warrants or options to acquire, or instruments convertible into or exchangeable for, any shares in the capital of the Corporation are outstanding;

(xvi) other than (i) the claim initiated against D-Link by the Corporation, and (ii) claims against the Corporation relating to share certificates, employment and inventory, as more particularly described in the Corporation's management discussion and analysis for the three and nine months ended July 31, 2006, no claim, litigation, legal or governmental proceedings are pending to which the Corporation or the Subsidiary is a party or to which its property is subject that would result individually or in the aggregate in any material adverse change in the operation, business or condition of the Corporation and the Subsidiary (taken as a whole) and to the best of the Corporation's knowledge no such claim, litigation or proceedings have been threatened against or are contemplated with respect to the Corporation or the Subsidiary or their respective properties;

(xvii) each of the Corporation and the Subsidiary is in compliance in all material respects with each material license and permit held by it and them and are not in violation of, or in default in any material respect under, the applicable statutes, ordinances, rules, regulations, orders or decrees of any governmental entities, regulatory agencies or bodies having, asserting or claiming jurisdiction over it or over any part of its respective operations or assets, except in any case where the Corporation has received a valid and effective waiver of such violation or default;

(xviii) each of the Corporation and the Subsidiary has conducted and is conducting its business in compliance in all material respects with all applicable laws and regulations of each jurisdiction in which it carries on business and has not received a notice of non-compliance, nor knows of, nor has reasonable grounds to know of, any facts that could give rise to a notice of non-compliance with any such laws, regulations or permits which would have a material adverse effect on the Corporation and the Subsidiary (taken as a whole);

(xix) the Corporation and/or the Subsidiary is the beneficial owner of the properties, business and assets or the interests in the properties, business or assets referred to as owned by it in the Prospectus, all agreements under which the Corporation or the Subsidiary holds an interest in a property, business or asset are in good standing according to their terms except where the failure to be in such good standing does not and will not have a material adverse effect on the Corporation (on a consolidated basis) or its properties, business or assets;

(xx) the Corporation is a reporting issuer under the Applicable Securities Laws in each of the Provinces of Canada where such a concept exists; the Corporation is not in default in any material respect of any requirement of the Applicable Securities Laws and the Corporation is not included in a list of defaulting reporting issuers maintained by the securities commissions of any province of Canada. In particular, without limiting the foregoing, the Corporation is in compliance at the date hereof with its obligations to make timely disclosure of all material changes relating to it and, since October 31, 2005 (other than in respect of material change reports previously filed on a confidential basis and thereafter made public), no such disclosure has been made on a confidential basis and there is no material change relating to the Corporation which has occurred and with respect to which the requisite material change statement has not been filed, except to the extent that the Offering and the conditional approval of the listing of the Underwritten Shares on the TSX may constitute a material change;

(xxi) the execution and delivery of this Agreement and the performance of the transactions contemplated hereunder, the Offering at the Time of Closing and any compliance by the Corporation with the other provisions of this Agreement to be complied with by it does not and will not:

(A) require the consent, approval, authorization, registration or qualification of or with any governmental authority, stock exchange, securities regulatory authority or other third party, except: (i) such as have been obtained or will have been obtained by the Time of Closing; or (ii) such as may be required under the applicable by-laws, policies, regulations and prescribed forms of the TSX;

(B) result in a breach of or default under, nor create a state of facts which, after notice or lapse of time or both, would result in a breach of or default under, nor conflict with:

(1) any of the terms, conditions or provisions of the constating documents or resolutions of the shareholders, directors or any committee of directors of the Corporation or the Subsidiary or any material indenture, agreement or instrument to which the Corporation or the Subsidiary is a party or by which it or they are contractually bound; provided that the Underwriters do not sell the Underwritten Shares in a manner that would contravene the terms of this Agreement; or

(2) any statute, rule, regulation or law applicable to the Corporation, or the Subsidiary including, without limitation, the Applicable Securities Laws of the Offering Jurisdictions, or any judgment, order or decree of any governmental body, agency or court having jurisdiction over the Corporation or the Subsidiary; or

(3) any material mortgage, note, indenture, license, permit, contract, agreement (written or oral), instrument, lease or other document to which the Corporation or the Subsidiary is a party or by which the Corporation or the Subsidiary or a material portion of the

assets of the Corporation or the Subsidiary are bound (a "**Material Agreement**"), or any judgment, decree, order, statute, rule or regulation applicable to any of them,

which default or breach might reasonably be expected to materially adversely affect the business operations, capital or condition (financial or otherwise) of the Corporation and the Subsidiary or their property or assets (on a combined basis);

(C) give rise to any lien, charge or claim in or with respect to the properties or assets now owned or hereafter acquired by the Corporation or the Subsidiary or the acceleration of or the maturity of any debt under any indenture, mortgage, lease, agreement or instrument binding or affecting any of them or any of their properties except to the extent that such lien, charge or claim would not have a material adverse effect on the Corporation;

(xxii) none of the Corporation nor its subsidiaries is in violation of its constating documents or in default in the performance or observance of any Material Agreement;

(xxiii) upon the execution and delivery thereof, this Agreement shall constitute valid and binding obligations of the Corporation and shall be enforceable against the Corporation in accordance with their respective terms, except as enforcement thereof may be limited by bankruptcy, insolvency, reorganization, moratorium and other laws relating to or affecting the rights of creditors generally and except as limited by the application of equitable principles when equitable remedies are sought, and by the fact that rights to indemnity, contribution and waiver, and the ability to sever unenforceable terms, may be limited by applicable law;

(xxiv) at the Time of Closing, all necessary corporate action will have been taken by the Corporation to validly create and issue the Underwritten Shares and the Underwritten Shares shall be issued as fully paid and non-assessable securities in the capital of the Corporation;

(xxv) the Corporation shall use its commercially reasonable best efforts to ensure that the Underwritten Shares are or will be listed and posted for trading on the TSX upon their issue and the Corporation shall on or before the Time of Closing provide to the Underwriters a copy of the conditional listing approval from the TSX for the same, subject only to the fulfillment of customary listing conditions;

(xxvi) all information which has been prepared by the Corporation relating to the Corporation and the Subsidiary and their business, property and liabilities, either publicly disclosed or provided to the Underwriters, including the Prospectus and the Documents incorporated by Reference, is, as of the date of such information, true and correct in all material respects, and no fact or facts have been omitted therefrom which would make such information materially misleading;

(xxvii) the Corporation has, and to the best of the Corporation's knowledge the directors and officers of the Corporation have, answered and will continue to answer every question or inquiry of the Underwriters and its counsel in connection with the Underwriters' due diligence investigations truthfully;

(xxviii) except as contemplated hereby (including any selling firms retained by the Underwriters under subsection 2(c) of this Agreement), there is no person acting or purporting to act at the request of the Corporation, who is entitled to any brokerage or agency fee in connection with the transactions contemplated herein;

(xxix) the Corporation is not aware of any legislation, or proposed legislation (published by a legislative body), which it anticipates will materially and adversely affect the business, affairs, operations, assets, liabilities (contingent or otherwise) or prospects of the Corporation and the Subsidiary, considered as a whole;

(xxx) each of the Corporation and the Subsidiary is in compliance with all laws respecting employment and employment practices, terms and conditions of employment, pay equity and wages, except where such non-compliance would not constitute an adverse material fact of the Corporation and the Subsidiary (taken as a whole) or result in an adverse material change to the Corporation and the Subsidiary (taken as a whole);

(xxxi) there has not been and there is not currently any labour disruption or conflict involving the Corporation which is adversely affecting or could adversely affect, in a material manner, the carrying on of the Corporation's, or the Subsidiary', business, considered as a whole;

(xxxii) other than as disclosed in the Prospectus, neither the Corporation nor the Subsidiary has any loans or other indebtedness outstanding which has been made to any of its or their respective shareholders, officers, directors or employees, past or present, or any person not dealing at arm's length with them, which in the aggregate do not exceed $50,000, other than one outstanding loan in the amount of $174,000 to a former employee of the Corporation;

(xxxiii) except as set out in the Prospectus, none of the directors, officers or employees of the Corporation or the Subsidiary, any known holder of more than ten per cent of any class of shares of the Corporation, or any known associate or affiliate of any of the foregoing persons or companies (as such terms are defined in the *Securities Act* (Ontario)), has had any material interest, direct or indirect, in any material transaction within the previous two years or any proposed material transaction which, as the case may be, materially affected, is material to or will materially affect the Corporation and the Subsidiary;

(xxxiv) the Transfer Agent, at its principal offices in the City of Calgary, Alberta, has been duly appointed as transfer agent and registrar in respect of the Common Shares;

(xxxv) each of the Corporation and the Subsidiary (i) are in compliance with any and all applicable foreign, federal, provincial, state and local laws and regulations relating to the protection of human health and safety, the environment or hazardous or toxic substances or wastes, pollutants or contaminants (“**Environmental Laws**”), (ii) have received all permits, licenses or other approvals required of them under applicable Environmental Laws to conduct their respective businesses (iii) are in compliance with all terms and conditions of any such permit, license or approval, (iv) to the best knowledge of the Corporation, there have been no past, and there are no pending or threatened claims, complaints, notices or requests for information received by the Corporation or the Subsidiary with respect to any alleged material violation of any Environmental Law, and (v) no conditions exist at, on or under which, with the passage of time, or the giving of notice or both, would give rise to liability under any Environmental Law; except where such non-compliance, failure to receive a permit, licence or other approval, claim or condition would not, singly or in the aggregate, have or be expected to have a material adverse effect with respect to the Corporation and the Subsidiary (taken as a whole);

(xxxvi) subsequent to October 31, 2005, except as has been disclosed to the Underwriters or publicly disclosed prior to the date of this Agreement in the Prospectus or otherwise:

(A) there has not been any material change (financial or otherwise) in the business, affairs, operations, assets, liabilities (contingent or otherwise) or capital of the Corporation and the Subsidiary taken as a whole other than as has been publicly disclosed on or prior to the date hereof; and

(B) each of the Corporation and the Subsidiary has carried on business in the ordinary course.

(xxxvii) the Corporation is, and will be at the Time of Closing on the Closing Date, in material compliance with the by-laws, rules and regulations of the TSX and no material change in the consolidated assets, liabilities or obligations (absolute, accrued, contingent or otherwise) business prospects, operations or financial condition relating to the Corporation has occurred and no event has occurred and no state of facts exist since October 31, 2005 with respect to which, under Applicable Securities Laws, the requisite material change report has not been filed or disclosed by way of a press release and no such disclosure has been made on a confidential basis;

(xxxviii) each of the Corporation and its Subsidiary has good and valid title to all material intellectual property rights held, used, owned or licensed by the Corporation or relating to the operation of its business, and will have good and valid title to all material intellectual property purchased or otherwise acquired by agreement, including patents (including patent applications), copyrights, industrial designs, trade marks, trade secrets, know how and proprietary rights useful or necessary to carry on its business (the “**Intellectual Property**”) free and clear of any and all encumbrances, except for royalty obligations and general bank security incurred or granted, as the case may be, in the ordinary course of business. No royalty or other fee is

required to be paid by the Corporation or its Subsidiary to any other person in respect of the use of any of the Intellectual Property. To the knowledge of the Corporation, no employee or independent consultant of the Corporation or its Subsidiary is in violation of any term of any non disclosure, proprietary rights or similar agreement between such employee and the Corporation or its Subsidiary or between such employee and any former employer. To the knowledge of the Corporation, all technical information developed by and belonging to the Corporation and/or its Subsidiary which has not been copyrighted or patented has been kept confidential;

(xxxix) there are no material restrictions on the ability of the Corporation or its Subsidiary or any third party to use, exploit or authorize others to use and exploit all rights in the Intellectual Property. None of the rights of the Corporation or its Subsidiary in the Intellectual Property will be impaired or affected in any way by the transactions contemplated by this Agreement;

(xl) except as would not reasonably be expected to have a material adverse effect, to the Corporation's knowledge, (i) there are no rights of third parties to any such Intellectual Property other than under license agreements made available in due diligence (ii) there is no pending or threatened action, suit, proceeding or claim by others against the Corporation or the Subsidiary challenging the Corporation's or the Subsidiary's rights in or to any such Intellectual Property, and the Corporation is unaware of any facts which, to the Corporation's knowledge, would form a reasonable basis for any such claim; (iii) there is no pending or, to the Corporation's knowledge, threatened action, suit, proceeding or claim by others against the Corporation or the Subsidiary challenging the validity or scope of any such Intellectual Property, and the Corporation is unaware of any facts which, to its knowledge, would form a reasonable basis for any such claim; and (iv) there is no prior act of which the Corporation is aware that may render any patent held by the Corporation or the Subsidiary invalid or any patent application held by the Corporation or the Subsidiary unpatentable which has not been disclosed to the applicable patent-issuing authority;

(xli) any and all of the agreements and other documents and instruments pursuant to which the Corporation and the Subsidiary hold the property and assets thereof (including any interest in, or right to earn an interest in, any property) are valid and subsisting agreements, documents or instruments in full force and effect, enforceable in accordance with terms thereof, neither the Corporation nor the Subsidiary is in default of any of the material provisions of any such agreements, documents or instruments nor has any such default been alleged and such properties and assets are in good standing under the applicable statutes and regulations of the jurisdictions in which they are situated, all leases, licences and claims pursuant to which the Corporation or the Subsidiary derive the interests thereof in such property and assets are in good standing and there has been no material default under any such lease, licence or claim. None of the properties (or any interest in, or right to earn an interest in, any property) of the Corporation or any Subsidiary is subject to any right of first refusal or purchase or acquisition right which is not disclosed in the Prospectus;

(xlii) with respect to each premises of the Corporation or the Subsidiary and which the Corporation or the Subsidiary occupies or will occupy as tenant (the "**Leased Premises**") including a property in Ottawa, Ontario the Corporation or such Subsidiary occupies the Leased Premises and has the exclusive right to occupy and use the Leased Premises and each of the leases pursuant to which the Corporation and/or its Subsidiaries occupies the Leased Premises is in good standing and in full force and effect. The lease for the former Leased Property in Calgary will be terminated with total cost to Corporation of $226,203 plus the security deposit of $36,128 and no additional obligations or liabilities to the Corporation;

(xliii) the Corporation and the Subsidiary have not made any loans to or guaranteed the obligations of any other person; and

(xliv) the patents which the Corporation has acquired from Nokia Corporation pursuant to an agreement dated December 4, 2006 (the "**Acquired Patents**") have been ascribed a preliminary value equal to $34,000,000 based on a preliminary assessment of an independent valuator (the "**Valuator**"). The Corporation will cooperate fully with the Valuator in its preparation of, and the Corporation will use its best efforts to actively pursue the completion and delivery by the Valuator of, a draft written valuation for the Acquired patents as soon as possible on or before December 27, 2006 and of the final valuation as soon as possible on or before to January 31, 2007. Based on all available information and to the best of its information and belief, the Corporation believes that the draft written valuation and the final valuation to be received from the Valuator in respect of the Acquired Patents will ascribe a value of at least $34,000,000 to the Acquired Patents, but it shall not be a breach of this Section 7(a)(xliv) or a misrepresentation hereunder if any such report is not available on the target date therefor or the final valuation is lower than $34,000,000;

(b) The Corporation further acknowledges that the Underwriters are relying upon the representations and warranties contained in this Section 7.

8. **Closing Deliveries.** The purchase and sale of the Underwritten Shares shall be completed concurrently at the Closing Time at the offices of LaBarge Weinstein Professional Corporation, Kanata, Ontario and Heenan Blaikie LLP, Toronto, Ontario, or at such other place as CIBC WM and the Corporation may agree. At or prior to the Closing Time, as the case may be, the Corporation shall duly and validly deliver to the Underwriters one or more certificate(s) in definitive form representing the Underwritten Shares, as the case may be, registered in the name of "CIBC World Markets Inc." or in such other name or names as the Underwriters may notify the Corporation in writing not less than 48 hours prior to Closing Time in such proportions equal to the percentages set out in paragraph 19 or as otherwise directed by CIBC WM in writing, against payment by the Underwriters to the Corporation, at the direction of the Corporation, in lawful money of Canada by wire transfer or, if permitted by applicable law, by certified cheque or bank draft payable at par in the City of Toronto, of an amount equal to the aggregate purchase price for the Underwritten Shares, as the case may be, being issued and sold hereunder less the Commission and all of the estimated out-of-pocket expenses of the Underwriters payable by the Corporation to the Underwriters in accordance with paragraph 17 hereof.

9. **Underwriters' Obligation to Purchase.** The obligation of the Underwriters to purchase the Underwritten Shares at the Closing Time shall be subject to the following conditions (it being understood

that the Underwriters may waive in whole or in part or extend the time for compliance with any of such terms and conditions without prejudice to its rights in respect of any other of the following terms and conditions or any other or subsequent breach or non-compliance, provided that to be binding on the Underwriters any such waiver or extension must be in writing and signed by them):

(a) the Underwriters shall have received an opinion, dated the Closing Date and subject to customary qualifications, of LaBarge Weinstein Professional Corporation or from local counsel in Qualifying Jurisdictions other than Ontario. (It being understood that such counsel may rely to the extent appropriate in the circumstances, (i) as to matters of fact, on certificates of the Corporation executed on its behalf by a senior officer of the Corporation and on certificates of the Transfer Agent, as to the issued capital of the Corporation; and (ii) as to matters of fact not independently established, on certificates of the Corporation's auditors or a public official) with respect to the following matters:

(i) as to the incorporation and subsistence of the Corporation and Subsidiary under the laws of Alberta and as to the corporate power of the Corporation to carry out its obligations under this Agreement, and to issue the Underwritten Shares;

(ii) as to the authorized and issued capital of the Corporation and the Subsidiary;

(iii) that the Corporation has taken all necessary corporate action to authorize the execution and delivery of this Agreement and this Agreement constitute legal, valid and binding obligations of the Corporation enforceable against the Corporation in accordance with their terms.

(iv) that the execution and delivery of this Agreement and the performance by the Corporation of its obligations thereunder do not and will not conflict with, result in a breach of or create a state of facts which, whether with or without the giving of notice or lapse of time or both, will result in a breach or violation of any of the terms, conditions or provisions of the articles, by-laws or resolutions of the board of directors or the shareholders of the Corporation.

(v) that the Underwritten Shares have been duly authorized and validly issued as fully paid and non-assessable securities in the capital of the Corporation;

(vi) the attributes of the Underwritten Shares conform in all material respects with the description thereof contained in the Final Prospectus;

(vii) all necessary corporate action has been taken by the Corporation to authorize the execution and delivery of the Preliminary Prospectus and the Final Prospectus and the filing of such documents as are required under the Securities Laws in each of the Qualifying Jurisdictions;

(viii) no consent, approval, authorization or order of or filing, registration or qualification with any court, governmental agency or body or regulatory authority having jurisdiction is required at this time for the execution and delivery by the Corporation of this Agreement and the performance of its obligations hereunder, except for such as have been made or obtained;

(ix) all approvals, permits, consents, orders and authorizations have been obtained, all necessary documents have been filed and all other legal requirements have been fulfilled under Securities Laws of the Qualifying Jurisdictions to qualify the issuance or distribution and sale of the Underwritten Shares to the public in each of the Qualifying Jurisdictions and to permit the issuance, sale and delivery of such Underwritten Shares to the public through dealers registered under the applicable laws of each of the Qualifying Jurisdictions who have complied with the relevant provisions of such laws and the terms of their registration;

(x) the Underwritten Shares will, as of the date they are issued, be "qualified investments" under the *Income Tax Act* (Canada) and the regulations thereunder for trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans and deferred profit sharing plans;

(xi) the form of share certificate representing the Underwritten Shares has been duly approved and adopted by the Corporation and complies in all material respects with the constating documents of the Corporation, the *Business Corporations Act* (Alberta) and the requirements of the TSX;

(xii) that the Underwritten Shares have been conditionally approved for listing on the TSX subject only to the Standard Listing Conditions;

(xiii) that the Transfer Agent has been duly appointed as the transfer agent and registrar for the Common Shares; and

(xiv) as to such other matters as the Underwriter's legal counsel may reasonably request prior to the Closing Time;

(b) the Underwriters shall have received a legal opinion addressed to the Underwriters from Dorsey & Whitney LLP, special United States counsel for the Corporation, dated as of the Closing Date, in form and substance satisfactory to the Underwriters, acting reasonably, to the effect that the offer and sale of the Underwritten Shares are not required to be registered under the U.S. Securities Act;

(c) the Underwriters shall have received an incumbency certificate dated the Closing Date including specimen signatures of the Chief Executive Officer, the Chief Financial Officer and any other officer of the Corporation signing this Agreement or any document delivered hereunder;

(d) the Underwriters shall have received a certificate, dated the Closing Date, of the Chief Executive Officer and the Chief Financial Officer of the Corporation, addressed to the Underwriters and their counsel to the effect that, to the best of their knowledge, information and belief, after due enquiry and without personal liability:

(i) the representations and warranties of the Corporation in this Agreement are true and correct in all material respects as if made at and as of the Closing Time and the Corporation has performed all covenants and agreements and satisfied all conditions on its part to be performed or satisfied in all material respects at or prior to the Closing Time;

(ii) no order, ruling or determination having the effect of suspending the sale or ceasing, suspending or restricting the trading of Common Shares in the Qualifying Jurisdictions has been issued or made by any stock exchange, securities commission or regulatory authority and is continuing in effect and no proceedings, investigations or enquiries for that purpose have been instituted or are pending;

(iii) the articles and by-laws of the Corporation delivered at Closing are full, true and correct copies, unamended, and in effect on the date thereof;

(iv) the minutes or other records of various proceedings and actions of the Corporation's Board of Directors relating to the Offering and delivered at Closing are full, true and correct copies thereof and have not been modified or rescinded as of the date thereof;

(v) since the date of the Final Prospectus, there has been no material adverse change in the business, affairs, operations, assets, liabilities or capital of the Corporation and the Subsidiaries taken as a whole; and

(vi) none of the documents filed with applicable securities regulatory authorities since October 31, 2004 contained a misrepresentation as at the time the relevant document was filed that has not since been corrected;

and each such statement shall, in fact, be true and the Underwriters shall have no knowledge to the contrary.

(e) the Underwriters shall have received a letter dated as of the Closing Date, in form and substance satisfactory to the Underwriters, addressed to the Underwriters and the directors of the Corporation from the Corporation's auditors confirming the continued accuracy of the comfort letter to be delivered to the Underwriters pursuant to subparagraph 4(a)(iii) hereof with such changes as may be necessary to bring the information in such letter forward to a date not more than two Business Days prior to the Closing Date, which changes shall be acceptable to the Underwriters;

(f) the Underwritten Shares shall have been approved for listing on the TSX, subject only to the official notices of issuance and fulfilment of the Standard Listing Conditions;

(g) the Underwriters and their counsel shall have been provided with information and documentation, reasonably requested relating to its due diligence inquiries and investigations and have not identified any material adverse charges or misrepresentations or any items materially adversely affecting the Corporation's affairs which exist as of the date hereof but which have not been widely disseminated to the public;

(h) the Underwriters shall have received a certificate of status in respect of the Corporation and the Subsidiary;

(i) the Underwriters shall have received certificates, issued under the Securities Laws of the Qualifying Jurisdictions stating that the Corporation is not in default under such Securities Laws; and

(j) the Underwriters shall have received a certificate from the Transfer Agent as to the number of Common Shares issued and outstanding as at a date no more than two Business Days prior to the Closing Date.

10. **Restrictions on Further Issues or Sales.**

(a) During the period commencing the date of the Letter Agreement and ending on the day which is 90 days following the Closing Date, the Corporation shall not, (and, for greater certainty, shall not publicly announce any intention to do any of the following) without the prior written consent of CIBC WM on behalf of the Underwriters (such consent not to be unreasonably withheld or delayed): (i) issue any Common Shares or financial instruments convertible or exchangeable into Common Shares or other securities or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of Common Shares or other securities, where any such swap or other arrangement may be settled by delivery of Common Shares or other securities, in cash or otherwise, other than: (i) the issue of the Underwritten Shares pursuant to this Agreement; (ii) the grant or exercise of stock options or deferred stock units or restricted stock units pursuant to the stock option plan and deferred stock unit plan of the Corporation and a restricted stock unit plan to be established in accordance with the employment contract of the President and Chief Executive Officer; or (iii) in connection with *bona fide* acquisitions by the Corporation or an affiliate.

(b) In addition, the Corporation shall use reasonable best efforts to cause its executive officers and directors and associates to enter into agreements on terms and conditions satisfactory to the Underwriters, acting reasonably, in which they will covenant and agree that they will not, for a period of 90 days following the Closing Date, directly or indirectly, offer, sell, contract to sell, lend, swap, or enter into any other agreement to transfer the economic consequences of, or otherwise dispose of or deal with, or publicly announce any intention to offer, sell, contract to sell, grant or sell any option to purchase, hypothecate, pledge, transfer, assign, purchase any option or contract to sell, lend, swap or enter into any agreement to transfer the economic consequences of, or otherwise dispose of or deal with, whether through the facilities of a stock exchange, by private placement or otherwise, securities of the Corporation held by them, directly or indirectly, without first obtaining the written consent of CIBC WM (on behalf of the Underwriters), which consent will not be reasonably withheld or delayed, and will not be withheld upon the occurrence of a take-over bid or similar transaction involving a change of control of the Corporation.

11. **All Terms to be Conditions**. The Corporation agrees that the conditions contained in paragraph 9 will be complied with insofar as the same relate to acts to be performed or caused to be performed by the Corporation and that it will use its commercially reasonable efforts to cause all such conditions to be complied with. Any breach or failure to comply with any of the conditions set out in paragraph 9 shall entitle each of the Underwriters to terminate its obligation to purchase the Underwritten Shares, by written notice to that effect given to the Corporation at or prior to the Closing Time. It is understood that the Underwriters may waive, in whole or in part, or extend the time for compliance with, any of such terms and conditions without prejudice to the rights of the Underwriters in respect of any such terms and conditions or any other or subsequent breach or non-compliance, provided that to be binding on the Underwriters any such waiver or extension must be in writing.

12. **Termination Events.** The Underwriters may terminate their obligations on or before Closing if:

(a) there shall have occurred any adverse material change or there shall be discovered any previously undisclosed adverse material fact in relation to the Corporation; or

(b) there shall have occurred any change in the Securities Laws of any Qualifying Jurisdiction or any inquiry, investigation or other proceeding is made or any order is issued under or pursuant to any statute of Canada or any province thereof, any statute of the United States or any state thereof, or any stock exchange in relation to the Corporation or any of its securities (except for any inquiry, investigation or other proceeding based upon activities of the Underwriters and not upon activities of the Corporation),

which, in the sole opinion of the Underwriters acting reasonably, prevents or restricts trading in or the distribution of the Common Shares or materially adversely affects or would reasonably be expected to materially adversely affect the market price or value of the Common Shares;

(c) there should develop, occur or come into effect or existence any event of any nature, including, without limitation, an action, state, condition or major financial occurrence, catastrophe, war or act of terrorism of national or international consequence or any law or regulation which, in the reasonable opinion of the Underwriters, seriously adversely affects or involves, or will seriously adversely affect or involve, the financial markets or the business, operations or affairs of the Corporation and its subsidiaries, taken as a whole;

(d) except as previously disclosed, there is an investigation (whether formal or informal) in relation to the Corporation or any of the officers or directors of the Corporation or any of its principal shareholders commenced by a securities regulatory authority which, in the sole opinion of the Underwriters acting reasonably, prevents or restricts trading in or the distribution of the Common Shares or materially adversely affects or would reasonably be expected to materially adversely affect the market price or value of the Common Shares;

(e) a cease trading order is made by any securities commission or other competent authority in respect of the Corporation or its respective directors, officers and Underwriters;

(f) the Corporation fails to obtain the approval of the TSX for the listing of the Underwritten Shares; or

(g) the Corporation is in breach of a material term, condition or covenant of this agreement or of the Letter Agreement or any representation, or warranty given by the Corporation in the Underwriting Agreement is or becomes false in any material respect.

The Underwriters shall be entitled, to terminate and cancel their obligations to the Corporation hereunder by written notice to that effect given to the Corporation and CIBC WM at any time prior to the Closing.

13. **Exercise of Termination Right.** If this Agreement is terminated by any of the Underwriters pursuant to paragraph 12, there shall be no further liability to the Corporation on the part of such Underwriter or of the Corporation to such Underwriter, except in respect of any liability which may have arisen or may thereafter arise under paragraphs 15, 16 and 17. The right of the Underwriters or any one of them to terminate their respective obligations under this Agreement is in addition to such other remedies as they may have in respect of any default, act or failure to act of the Corporation in respect of

any of the matters contemplated by this Agreement. A notice of termination given by one Underwriter under paragraph 12 shall not be binding upon the other Underwriters.

14. **Survival of Representations and Warranties.** All terms, warranties, representations, covenants and agreements herein contained or contained in any documents delivered pursuant to this Agreement and in connection with the transactions herein contemplated shall survive the purchase and sale of the Underwritten Shares and will continue in full force and effect for the benefit of the Underwriters and/or the Corporation, as the case may be, regardless of any subsequent disposition of the Underwritten Shares or any investigation by or on behalf of the Underwriters with respect thereto for a period ending on the later of: (i) the date that is two years following the Closing Date, and (ii) the latest date under applicable Securities Laws (non-residents of Canada being deemed to be resident in the Province of Ontario for such purposes) that an action may be commenced or a right of rescission may be exercised with respect to a misrepresentation contained in the Final Prospectus or, if applicable, any Supplementary Material. The Underwriters will be entitled to rely on the representations and warranties of the Corporation contained in this Agreement or delivered pursuant to this Agreement notwithstanding any investigation which the Underwriters may undertake or which may be undertaken on the Underwriters' behalf.

15. (a) **Indemnity.** The Corporation shall indemnify and save harmless each of the Underwriters and their respective directors, officers, employees, shareholders and agents (collectively, "**Underwriters' Personnel**"), against all losses (other than loss of profits), claims, damages, liabilities, costs or expenses, whether joint or several, caused or incurred by reason of or in connection with the transactions contemplated hereby including, without limitation, the following:

(i) any information or statement (except any information or statement relating solely to the Underwriters) contained in the Preliminary Prospectus or Final Prospectus, together with any and all amendments thereto required to be filed, or documents incorporated by reference therein (collectively, the "**Offering Documents**"), which at the time and in light of the circumstances under which it was made contains or is alleged to contain a misrepresentation or any omission or any alleged omission to state therein any fact or information (except facts or information relating solely to the Underwriters) required to be stated therein or necessary to make any of the statements therein not misleading in light of the circumstances in which they are made;

(ii) the omission or alleged omission to state in any certificate of the Corporation or of any officers of the Corporation delivered in connection with the Offering any material fact (except facts or information relating solely to the Underwriters) required to be stated therein where such omission or alleged omission constitutes or is alleged to constitute a misrepresentation;

(iii) any order made or any inquiry, investigation or proceeding commenced or threatened by any securities regulatory authority, stock exchange or by any other competent authority, based upon any misrepresentation (as defined in the *Securities Act* (Ontario)) or alleged misrepresentation (except a misrepresentation relating solely to the Underwriters) in the Offering Documents (except any document or material delivered or filed solely by the Underwriters) based upon any failure or alleged failure to comply with Securities Laws (other than any failure or alleged failure to comply by the Underwriters) preventing and restricting the trading in or the sale of the

Common Shares or any of them in the Qualifying Jurisdictions, any state of the United States or internationally;

(iv) the non-compliance or alleged non-compliance by the Corporation with any requirement of applicable securities laws, including the Corporation's non-compliance with any statutory requirement to make any document available for inspection; or

(v) a material breach of any representation, warranty or covenant of the Corporation contained in this Agreement or the failure of the Corporation to comply in all material respects with any of its obligations hereunder,

and will reimburse the Underwriters promptly upon demand for any legal or other expenses reasonably incurred by them in connection with investigating or defending any such losses, claims, damages, liabilities or actions in respect thereof, as incurred.

The Corporation shall not, without the prior written consent of the Underwriters, which shall not be unreasonably withheld, settle or compromise or consent to the entry of any judgment in any pending or threatened claim, action, suit or proceeding in respect of which indemnification may be sought hereunder (whether or not the Underwriters or any of the Underwriters' Personnel are a party to such claim, action, suit or proceeding), unless such settlement, compromise or consent includes an unconditional release of each of the Underwriters of the Indemnified Parties from all liability arising out of such claim, action, suit or proceeding. Notwithstanding the foregoing, an indemnifying party shall not be liable for the settlement of any claim or action in respect of which indemnity may be sought hereunder effected without its written consent, which consent shall not be unreasonably withheld.

(b) **Notification of Claims.** If any matter or thing contemplated by subparagraph 15(a) any such matter or thing being referred to as a "**Claim**") is asserted against any party in respect of which indemnification is or might reasonably be considered to be provided (an "**Indemnified Party**"), such Indemnified Party will notify the Corporation as soon as possible of the nature of such Claim (but the omission or delay so to notify the Corporation of any potential Claim shall not relieve the Corporation from any liability which it may have to any Indemnified Party and any omission or delay so to notify the Corporation of any actual claim shall affect the Corporation's liability only to the extent that it is prejudiced by that omission or delay) and the Corporation shall be entitled (but not required) to participate in and, to the extent that it shall wish, to assume the defence of any suit brought to enforce such Claim; provided, however, that the defence shall be conducted through legal counsel acceptable to the Indemnified Party, acting reasonably, and that no settlement of any such Claim may be made by the Corporation or the Indemnified Party without the prior written consent of the other party, such consent not to be unreasonably withheld or delayed, and the Corporation shall not be liable for any settlement of any such Claim unless it has consented in writing to such settlement.

(c) **Right of Indemnity in Favour of Others**. With respect to any Indemnified Party who is not a party to this Agreement, the Underwriters shall obtain and hold the rights and benefits of this paragraph 15 and paragraph 16 in trust for and on behalf of such Indemnified Party.

(d) **Retaining Counsel.** In any such Claim, the Indemnified Party shall have the right to retain other counsel to act on his or its behalf and to participate in the defence thereof, provided that the fees and disbursements of such counsel shall be paid by the Indemnified Party unless: (i) the Corporation and the Indemnified Party shall have mutually agreed to the retention of the other counsel; (ii) the Corporation fails to assume the defence of such Claim on behalf of the Indemnified Party within a reasonable time of receiving written notice to assume the defence of such Claim; or (iii) the named parties to any such Claim (including any added third party) include both the Indemnified Party and the Corporation and the Indemnified Party shall have been advised by counsel that representation of the Indemnified Party by counsel for the Corporation is inappropriate as a result of potential or actual differing interests of those represented; in each of which cases the Corporation shall not have the right to assume the defence of such Claim on behalf of the Indemnified Party but the Corporation shall be liable to pay the reasonable fees and disbursements of counsel to the Indemnified Party.

(e) **Applicability.** The foregoing indemnity shall cease to apply if and to the extent that a court of competent jurisdiction in a final judgment that has become non-applicable shall determine that such losses, expenses, claims, damages or liabilities to which the Indemnified Party may be subject were caused by the negligence, wilful misconduct or bad faith of the Indemnified Party.

16. (a) **Contribution.** In order to provide for a just and equitable contribution in circumstances in which the indemnity provided in paragraph 15 would otherwise be available in accordance with its terms but is, for any reason, held to be unavailable to or unenforceable by the Underwriters or enforceable otherwise than in accordance with its terms, the Corporation and the Underwriters shall contribute to the aggregate of all claims, expenses, costs and liabilities (including any legal expenses reasonably incurred by the Indemnified Party in connection with any claim which is the subject of this section) and all losses (other than loss of profits) of a nature contemplated in paragraph 15 in such proportions so that the Underwriters are responsible for the portion represented by the percentage that the aggregate fee payable by the Corporation to the Underwriters bears to the aggregate purchase price of the Underwritten Shares and the Corporation is responsible for the balance. The Underwriters shall not in any event be liable to contribute, in the aggregate, any amounts in excess of such aggregate fee or any portion of such fee actually received. However, no party who has been determined by a court of competent jurisdiction in a final judgment that has become non-applicable to have engaged in any fraud, wilful misconduct or negligence shall be entitled to claim contribution from any person who has not also been so determined to have engaged in such fraud, wilful misconduct or negligence. The Corporation hereby waives all rights which it may have by statute or common law to recover contribution from the Underwriters in respect of losses, claims, costs, damages, expenses or liabilities which any of them may suffer or incur directly or indirectly (in this paragraph, "losses") by reason of or in consequence of a document containing a misrepresentation; provided, however, that such waiver shall not apply in respect of losses by reason of or in consequence of any misrepresentation which is based upon or results from information or statements furnished by or relating solely to the Underwriters.

(b) **Right of Contribution in Addition to Other Rights.** The rights to contribution provided in this paragraph 16 shall be in addition to and not in derogation of any other right to contribution which the Underwriters may have by statute or otherwise at law.

(c) **Calculation of Contribution.** In the event that the Corporation may be held to be entitled to contribution from the Underwriters under the provisions of any statute or at law, the Corporation shall be limited to contribution in an amount not exceeding the lesser of:

(i) the portion of the full amount of the loss or liability giving rise to such contribution for which the Underwriters are responsible, as determined in subparagraph 16(a) or (b) above, as the case may be; and

(ii) the amount of the aggregate fee actually received by the Underwriters from the Corporation under this Agreement,

and an Underwriter shall in no event be liable to contribute any amount in excess of such Underwriter's portion of the underwriting fee actually received from the Corporation under this Agreement.

(d) **Notice.** If any Underwriters have reason to believe that a claim for contribution may arise, it shall give the Corporation notice of such claim in writing, as soon as reasonably possible, but failure to notify the Corporation shall not relieve the Corporation of any obligation which it may have to the Underwriters under this paragraph.

17. **Expenses.** The Corporation shall pay all expenses and fees in connection with the offering of Underwritten Shares contemplated by this Agreement, including, without limitation, all expenses of or incidental to the issue, sale or distribution of the Underwritten Shares and all expenses of or incidental to all other matters in connection with the transaction set out in this Agreement, including, without limitation, the fees and expenses payable in connection with the distribution of the Underwritten Shares, the fees and expenses of the Corporation's counsel and of local counsel to the Corporation, the reasonable fees and expenses of the auditors and the transfer agent for the Common Shares, all costs incurred in connection with the preparation and printing of the Offering Documents and certificates representing the Underwritten Shares, and the reasonable fees and disbursements of the Underwriters' counsel (which Underwriters counsel fees are not to exceed $75,000 (excluding GST and disbursements)) (including applicable taxes), whether or not the Offering is completed. Notwithstanding the foregoing, the Underwriters shall pay all costs incurred related to road shows and marketing activities, filing fees and all reasonable expenses and fees incurred by the Underwriters (other than costs and disbursements of their legal counsel) except that the Underwriters will be reimbursed by the Corporation for all such fees, disbursements and expenses, to the extent they are reasonable, if the Offering is not completed due to any failure of the Corporation to comply with the terms of this Agreement.

18. **Advertisements.** The Corporation acknowledges that the Underwriters shall have the right, subject always to subparagraphs 1(a) and (c) of this Agreement, at their own expense, subject to the prior consent of the Corporation, such consent not to be unreasonably withheld, to place such advertisement or advertisements relating to the sale of the Underwritten Shares contemplated herein as the Underwriters may consider desirable or appropriate and as may be permitted by applicable law. The Corporation and the Underwriters each agree that they will not make or publish any advertisement in any media whatsoever relating to, or otherwise publicize, the transaction provided for herein so as to result in any exemption from the prospectus and registration or other similar requirements under applicable securities legislation in any of the provinces of Canada or any other jurisdiction in which the Underwritten Shares shall be offered and sold being unavailable in respect of the sale of the Underwritten Shares to prospective purchasers.

19. **Underwriters' Obligations.** The Underwriters' obligations under this Agreement shall be several and not joint, and the Underwriters' respective obligations and rights and benefits hereunder shall be as to the following percentages:

CIBC World Markets Inc.	-	35%
Wellington West Capital Market Inc.	-	30%
Paradigm Capital Inc.	-	20%
Haywood Securities Inc.	-	7.5%
Dundee Securities Corporation	-	7.5%

If an Underwriter (a "**Refusing Underwriter**") shall not complete the purchase and sale of the Underwritten Shares which such Underwriter has agreed to purchase hereunder for any reason whatsoever, the other Underwriters (the "**Continuing Underwriters**") shall be entitled, at their option, to purchase all but not less than all of the Underwritten Shares which would otherwise have been purchased by such Refusing Underwriter *pro rata* according to the number of Underwritten Shares to have been acquired by the Continuing Underwriters hereunder or in such proportion as the Continuing Underwriters shall agree in writing. If the Continuing Underwriters do not elect to purchase the balance of the Underwritten Shares pursuant to the foregoing:

(a) the Continuing Underwriters shall not be obliged to purchase any of the Underwritten Shares that any Refusing Underwriter is obligated to purchase; and

(b) the Corporation shall not be obliged to sell less than all of the Underwritten Shares,

and the Corporation shall be entitled to terminate its obligations under this Agreement arising from its acceptance of this offer, in which event there shall be no further liability on the part of the Corporation or the Continuing Underwriters, except pursuant to the provisions of paragraphs 15, 16 and 17 hereof. Nothing in this Agreement shall oblige any U.S. Affiliate to purchase any Underwritten Shares.

20. **Underwriters' Authority.** The Corporation shall be entitled to and shall act on any notice, request, direction, consent, waiver, extension and other communication given or agreement entered into by or on behalf of the Underwriters by CIBC WM who shall represent the Underwriters and have authority to bind the Underwriters hereunder, except for any waiver of a material condition under paragraph 11, any termination notice under paragraph 12, or any notice of claim or settlement of any claim under paragraph 15 or 16.

21. **Notices.** Unless otherwise expressly provided in this Agreement, any notice or other communication to be given under this Agreement (a "**notice**") shall be in writing addressed as follows:

(a) If to the Corporation, to:

Wi-LAN Inc.
11 Holland Avenue
Suite 608
Ottawa, Ontario
K1Y 4S1

Fax: (613)722-6235
Attention: James Skippen, President and Chief Executive Officer

with a copy (for information purposes only and not constituting notice) to:

LaBarge Weinstein Professional Corporation
515 Legget Drive, Suite 800
Kanata, Ontario
K2K 3G4

Fax: (613) 599-0018
Attention: Debbie Weinstein

(b) to the Underwriters, to:

CIBC World Markets Inc.
161 Bay Street, BCE Place
Toronto, Ontario M5J 2S8

Fax: (416) 594-7226
Attention: Marwan Kubursi

Wellington West Capital Markets Inc.
145 King Street West, Suite 700
Toronto, Ontario M5H 1J8

Fax: (416) 642-1910
Attention: Paul Rajchgod

Paradigm Capital Inc.
Suite 2101, 95 Wellington Street West
Toronto, Ontario M5J 2N7

Fax: (416) 361-0679
Attention: Peter Greenwood

Haywood Securities Inc.
181 Bay Street, Suite 2910
Bay Wellington Tower, BCE Place
Toronto, Ontario M5J 2T3

Fax: (416) 507-2399
Attention: Blake Corbet

Dundee Securities Corporation
20 Queen Street West, 35th Floor
Toronto, Ontario M5H 3R3

Fax: (416) 350-3312
Attention: Onorio Lucchese

with a copy (for information purposes only and not constituting notice) to:

Heenan Blaikie LLP
Suite 2600, South Tower
Royal Bank Plaza
200 Bay Street
Toronto, Ontario M5J 2J4

Fax: 1-866-285-9466
Attention: Sonia Yung

and if so given, shall be deemed to have been given and received upon receipt by the addressee or a responsible officer of the addressee if delivered, or one hour after being telecopied and receipt confirmed during normal business hours, as the case may be. Any party may, at any time, give notice in writing to the others in the manner provided for above of any change of address or telecopier number.

22. **Time of the Essence.** Time shall, in all respects, be of the essence hereof.

23. **Canadian Dollars.** All references herein to dollar amounts are to lawful money of Canada.

24. **Headings.** The headings contained herein are for convenience only and shall not affect the meaning or interpretation hereof.

25. **Singular and Plural, etc.** Where the context so requires, words importing the singular number include the plural and vice versa, and words importing gender shall include the masculine, feminine and neuter genders.

26. **Entire Agreement.** This Agreement constitutes the only agreement between the parties with respect to the subject matter hereof and shall supersede any and all prior negotiations and understandings, including, without limitation, the Letter Agreement. This Agreement may be amended or modified in any respect by written instrument only.

27. **Severability.** If one or more provisions contained herein shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision hereof, but this Agreement shall be construed as if such invalid, illegal or unenforceable provision or provisions had never been contained herein.

28. **Governing Law.** This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein. Each of the Corporation and the Underwriters irrevocably agrees that the courts of the Province of Ontario shall have non-exclusive jurisdiction to hear and decide any suit, action or proceedings, and/or to settle any disputes, which may arise out of or in connection with this Agreement and the transactions contemplated hereby ("**Proceedings**") and, for these purposes, each of them irrevocably submits to the jurisdiction of the Ontario courts and waives (and irrevocably agrees not to raise) any objection which it may have now or hereafter to the laying of the venue of any Proceedings in any such court and any claim that any such Proceedings have been brought in an inconvenient forum and further irrevocably agrees that a judgment in any Proceedings brought in any Ontario court shall be conclusive and binding upon it and may be enforced in the courts of any other jurisdiction.

29. **Successors and Assigns.** The terms and provisions of this Agreement shall be binding upon and enure to the benefit of the Corporation and the Underwriters and their respective successors and permitted assigns.

30. **Further Assurances.** Each of the parties hereto shall do or cause to be done all such acts and things and shall execute or cause to be executed all such documents, agreements and other instruments as may reasonably be necessary or desirable for the purpose of carrying out the provisions and intent of this Agreement.

31. **Effective Date.** This Agreement is intended to and shall take effect as of the date first set forth above, notwithstanding its actual date of execution or delivery.

32. **Counterparts and Facsimile Copies.** This Agreement may be executed in any number of counterparts and by facsimile, which taken together shall form one and the same agreement.

[THE REMAINDER OF THIS PAGE IS INTENTIONALLY BLANK.]

If the Corporation is in agreement with the foregoing terms and conditions, please so indicate by executing a copy of this Agreement where indicated below and delivering the same to the Underwriters.

Yours very truly,

CIBC WORLD MARKETS INC.

Per: *"Kevin Dalton"*

Authorized Signing Officer

WELLINGTON WEST CAPITAL MARKETS INC.

Per: *"Paul Rajchgod"*

Authorized Signing Officer

PARADIGM CAPITAL INC.

Per: *"Peter Greenwood"*

Authorized Signing Officer

HAYWOOD SECURITIES INC.

Per: *"Blake Corbet"*

Authorized Signing Officer

DUNDEE SECURITIES CORPORATION

Per: *"Onorio Lucchese"*

Authorized Signing Officer

The foregoing is hereby accepted on the terms and conditions therein set forth.

DATED as of the 14th day of December, 2006.

WI-LAN INC.

Per: *"James Skippen"*
Authorized Signing Officer

SCHEDULE "A"

UNITED STATES OFFERS AND SALES

As used in this Schedule "A" and related appendices, capitalized terms used herein and not defined herein shall have the meanings ascribed thereto in the Underwriting Agreement to which this Schedule "A" is annexed and the following terms shall have the meanings indicated:

(a) "**Directed Selling Efforts**" means directed selling efforts as that term is defined in Regulation S. Without limiting the foregoing, but for greater clarity in this Schedule, it means, subject to the exclusions from the definition of directed selling efforts contained in Regulation S, any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, including in connection with the Prior Offering, conditioning the market in the United States for any of the Underwritten Shares and includes the placement of any advertisement in a publication with a general circulation in the United States that refers to the offering of the Underwritten Shares;

(b) "**Foreign Issuer**" shall have the meaning ascribed thereto in Regulation S. Without limiting the foregoing, but for greater clarity, it means any issuer which is (a) the government of any country other than the United States, of any political subdivision thereof or a national of any country other than the United States; or (b) a corporation or other organization incorporated under the laws of any country other than the United States, except an issuer meeting the following conditions: (1) more than 50 percent of the outstanding voting securities of such issuer are held of record either directly or indirectly by residents of the United States; and (2) any of the following: (i) the majority of the executive officers or directors are United States citizens or residents, (ii) more than 50 percent of the assets of the issuer are located in the United States, or (iii) the business of the issuer is administered principally in the United States;

(c) "**General Solicitation**" and "**General Advertising**" means "general solicitation" and "general advertising", respectively, as used under Rule 502(c) under the U.S. Securities Act, including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over radio, television or the internet, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising or in any other manner involving a public offering within the meaning of Section 4(2) of the U.S. Securities Act;

(d) "**Institutional Accredited Investor**" means those institutional "accredited investors" specified in Rule 501(a)(1),(2),(3) and (7) of Regulation D;

(e) "**Prior Offering**" means the offer and sale, pursuant to an underwriting agreement, dated August 1, 2006, of Common Shares on August 17, 2006;

(f) "**Regulation D**" means Regulation D adopted by the SEC under the U.S. Securities Act;

(g) "**Regulation S**" means Regulation S adopted by the SEC under the U.S. Securities Act;

(h) "**SEC**" means the United States Securities and Exchange Commission;

(i) **"Substantial U.S. Market Interest"** means "substantial U.S. market interest" as that term is defined in Regulation S; and

(j) **"U.S. Exchange Act"** means the United States Securities Exchange Act of 1934, as amended.

<u>Representations, Warranties and Covenants of the Underwriters</u>

Each of the Underwriters and its respective U.S. Affiliate acknowledges that the Underwritten Shares have not been and will not be registered under the U.S. Securities Act and may be offered and sold only in transactions exempt from or not subject to the registration requirements of the U.S. Securities Act and state securities laws. Accordingly, each of the Underwriters and the U.S. Affiliates represents, warrants and covenants to the Corporation that:

1. It has not offered and sold, and will not offer and sell, any Underwritten Shares forming part of its allotment described in section 19 of the Underwriting Agreement except (a) in an offshore transaction in accordance with Rule 903 of Regulation S or (b) in the United States as provided in paragraphs 2 through 10 below. Accordingly, neither the Underwriter nor its U.S. Affiliate nor any persons acting on its behalf has engaged or will engage in any Directed Selling Efforts in the United States with respect to the Underwritten Shares.

2. It has not entered and will not enter into any contractual arrangement with respect to the distribution of the Underwritten Shares, except with its affiliates, any selling group members or with the prior written consent of the Corporation. It shall require each selling group member to agree, for the benefit of the Corporation, to comply with, and shall use its best efforts to ensure that each selling group member complies with, the provisions of this Schedule "A" applicable to such Underwriter as if such provisions applied to such selling group member.

3. All offers and sales of Underwritten Shares in the United States shall be or has been made through a U.S. Affiliate in compliance with all applicable U.S. broker-dealer requirements.

4. In connection with offers and sales of Underwritten Shares in the United States no form of General Solicitation or General Advertising shall be or has been used.

5. Any offer, sale or solicitation of an offer to buy Underwritten Shares that has been made or will be made in the United States was or will be made only to Institutional Accredited Investors in transactions that are exempt from registration under the U.S. Securities Act and applicable state securities laws.

6. Each offeree in the United States shall be provided, prior to time of purchase of any Underwritten Shares, with a copy of the U.S. Placement Memorandum attached to a copy of the Final Prospectus and no other written material will be used in connection with the offer or sale of the Underwritten Shares in the United States.

7. It will offer the Underwritten Shares in the United States only to offerees with respect to which it has a pre-existing relationship and has reasonable grounds to believe that each offeree is an Institutional Accredited Investor.

8. Prior to any sale of Underwritten Shares in the United States or to a person offered Underwritten Shares in the United States, it shall cause each such U.S. purchaser thereof to execute a Purchaser's Letter in the form attached hereto as Appendix I.

9. At least one business day prior to the Closing Time, the transfer agent will be provided with a list of all purchasers of the Underwritten Shares in the United States.

10. At closing, CIBC World Markets Inc. and CIBC World Markets Corp., on behalf of itself and each of the other Underwriters and their respective U.S. Affiliates, will provide a certificate, substantially in the form of Appendix II, relating to the manner of the offer and sale of the Underwritten Shares in the United States.

<u>Representations, Warranties and Covenants of the Corporation</u>

The Corporation represents, warrants, covenants and agrees that:

1. The Corporation is a Foreign Issuer with no Substantial U.S. Market Interest in the Underwritten Shares.

2. The Corporation is not, and as a result of the sale of the Underwritten Shares contemplated hereby will not be, required to register as an "investment company" pursuant to the *United States Investment Company Act of 1940*, as amended.

3. Except with respect to offers and sales to Institutional Accredited Investors in reliance upon an exemption from registration under the U.S. Securities Act, neither the Corporation nor any of its affiliates, nor any person acting on its or their behalf, has made or will make: (A) any offer to sell, or any solicitation of an offer to buy, any Underwritten Shares to a person in the United States; or (B) any sale of Underwritten Shares unless, at the time the buy order was or will have been originated, the purchaser is (i) outside the United States or (ii) the Corporation, its affiliates, and any person acting on their behalf reasonably believe that the purchaser is outside the United States.

4. Neither it nor any of its affiliates, nor any person acting on its or their behalf (other than the Underwriters, their affiliates and any person acting on their behalf, as to which no representation is made), has made or will make any Directed Selling Efforts in the United States with respect to the Underwritten Shares, or has taken or will take any action that would cause the applicable exemptions and exclusions from the registration requirements of the U.S. Securities Act to be unavailable for offers and sales of the Underwritten Shares pursuant to this Agreement.

5. None of the Corporation, any of its affiliates or any person acting on its or their behalf (other than the Underwriters, their affiliates and any person acting on their behalf, as to which no representation is made) have engaged or will engage in any form of General Solicitation or General Advertising with respect to offers or sales of the Underwritten Shares in the United States.

6. Except with respect to the offer and sale of the Underwritten Shares offered hereby and in connection with the Prior Offering, neither the Corporation nor any person acting on behalf of the Corporation has, within six months prior to the date hereof, sold, offered for sale or solicited any offer to buy any of the Corporation's securities of the same or similar class to that of the Underwritten Shares in the United States.

7. The offer and sale of Common Shares and Compensation Warrants in the Prior Offering was made only (i) in the United Sates to Institutional Accredited Investors in accordance with an exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws, and (ii) outside the United States in "offshore transactions" (as defined in

Regulation S) and otherwise in accordance with the Regulation S.7. For as long as any of the Underwritten Shares are outstanding and are "restricted securities" within the meaning of Rule 144(a)(3) under the U.S. Securities Act, and if the Corporation is not subject to and in compliance with the reporting requirements of Section 13 or Section 15(d) of the U.S. Exchange Act or exempt from such reporting requirements pursuant to Rule 12g3-2(b) thereunder, the Corporation will provide to any holder of such Underwritten Shares, or to any prospective purchaser of such Underwritten Shares designated by such holder, upon the request of such holder or prospectus purchaser, at or prior to the time of resale, the information required to be provided by Rule 144A(d)(4) under the U.S. Securities Act.

APPENDIX I TO SCHEDULE "A"

FORM OF U.S. PURCHASER'S LETTER

____________, 2006

U.S. Purchaser's Letter

CIBC Work Markets Corp.
c/o CIBC World Markets
181 Bay Street, 5th Floor
Canada Trust Tower
Toronto, Ontario
M5J 2S8

Re: Purchase of Common Shares of Wi-LAN Inc.

Ladies and Gentlemen:

In connection with its agreement to purchase common shares ("Common Shares") of Wi-LAN Inc. (the "Corporation"), the undersigned represents, warrants and covenants to you as follows:

(1) it is authorized to consummate the purchase of the Common Shares;

(2) it understands that the Common Shares have not been and will not be registered under the *United States Securities Act of 1933*, as amended (the "U.S. Securities Act"), or any applicable state securities laws and that the offer and sale of Common Shares to it is being made in reliance on an exemption to institutional "accredited investors" (as such term is defined in Annex A hereto, "Institutional Accredited Investors");

(3) it has received a copy, for its information only, of the Canadian Final Short Form Prospectus, together with a U.S. placement memorandum, relating to the offering in the United States of the Common Shares and it has had access to such additional information, if any, concerning the Corporation as it has considered necessary in connection with its investment decision to acquire the Common Shares;

(4) it has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of its investment in the Common Shares and is able to bear the economic risks of such investment;

(5) it is an Institutional Accredited Investor or, if the Common Shares are to be purchased for one or more accounts ("investor accounts") for which it is acting as a fiduciary or agent, each such investor account is an Institutional Accredited Investor on a like basis;

(6) it is acquiring the Common Shares for its own account or for one or more investor accounts for which it is acting as fiduciary or agent, in each case for investment, and not

with a view to any resale, distribution or other disposition of the Common Shares in violation of United States securities laws or applicable state securities laws;

(7) it acknowledges that it has not purchased the Common Shares as a result of any general solicitation or general advertising (as those terms are used in Regulation D under the U.S. Securities Act), including, but not limited to, any advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over radio, television or the internet, or any seminar or meeting whose attendees have been invited by general solicitation or general advertising;

(8) it agrees that if it decides to offer, sell or otherwise transfer any of the Common Shares, such Common Shares may be offered, sold or otherwise transferred, directly or indirectly, only, (i) to the Corporation, (ii) outside the United States in accordance with Rule 904 of Regulation S under the U.S. Securities Act and in compliance with applicable local laws and regulations; (iii) within the United States in accordance with (A) Rule 144A under the U.S. Securities Act ("Rule 144A") to a person the seller reasonably believes is a Qualified Institutional Buyer (as defined in Rule 144A under the U.S. Securities Act), that is purchasing for its own account or for the account of a Qualified Institutional Buyer and to whom notice is given that the offer, sale or transfer is being made in reliance on Rule 144A or (B) the exemption from registration under the U.S. Securities Act provided by Rule 144 thereunder, if applicable, and in compliance with any applicable state securities laws; or (iv) in another transaction that does not require registration under the U.S. Securities Act or any applicable state securities laws after, in the case of proposed transfers pursuant to clauses (iii) or (iv), providing a legal opinion satisfactory to the Corporation to the effect that the proposed transfer may be effected without registration under the U.S. Securities Act or state securities laws;

(9) it understands and acknowledges that upon the original issuance of the Common Shares and until such time as the same is no longer required under applicable requirements of the U.S. Securities Act or applicable state securities laws, certificates representing the Common Shares and all certificates issued in exchange therefor or in substitution thereof, shall bear the following legend:

"THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT"), OR ANY STATE SECURITIES LAWS. THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF THE COMPANY THAT SUCH SECURITIES MAY BE OFFERED, SOLD OR OTHERWISE TRANSFERRED ONLY (A) TO WI-LAN INC. (THE "COMPANY"), (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT, (C) WITHIN THE UNITED STATES IN ACCORDANCE WITH (1) THE EXEMPTION FROM REGISTRATION UNDER THE U.S. SECURITIES ACT PROVIDED BY RULE 144A THEREUNDER, (2) THE EXEMPTION FROM REGISTRATION UNDER THE U.S. SECURITIES ACT PROVIDED BY RULE 144 THEREUNDER, IF APPLICABLE, OR (3) ANOTHER EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE U.S. SECURITIES ACT AND IN EACH CASE, IN COMPLIANCE WITH ANY APPLICABLE STATE SECURITIES LAWS. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE "GOOD DELIVERY" IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA. PROVIDED THAT THE COMPANY IS A "FOREIGN ISSUER" WITHIN THE MEANING OF REGULATION

S AT THE TIME OF SALE, A NEW CERTIFICATE BEARING NO LEGEND MAY BE OBTAINED FROM THE REGISTRAR AND TRANSFER AGENT OF THE COMPANY UPON DELIVERY OF THIS CERTIFICATE AND A DULY EXECUTED DECLARATION, IN A FORM SATISFACTORY TO THE COMPANY'S REGISTRAR AND TRANSFER AGENT AND THE COMPANY, TO THE EFFECT THAT SUCH SALE OF THE SECURITIES REPRESENTED HEREBY IS BEING MADE IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT.";

provided, that if securities are being sold under paragraph (7)(ii) above, and provided that the Corporation is a Foreign Issuer at the time of sale, any such legend may be removed by providing a declaration to Computershare Trust Company of Canada, as registrar and transfer agent, to the effect set forth in Annex B hereto (or as the Corporation may prescribe from time to time); and provided further, that, if any such securities are being sold under paragraph (7)(iii) above, the legend may be removed by delivery to Computershare Trust Company of Canada and the Corporation of an opinion of counsel, of recognized standing reasonably satisfactory to the Corporation, to the effect that such legend is no longer required under applicable requirements of the U.S. Securities Act or state securities laws;

(10) it consents to the Corporation making a notation on its records or giving instructions to any transfer agent of the Common Shares in order to implement the restrictions on transfer set forth and described herein;

(11) it understands and acknowledges that the Corporation is not obligated to file and has no present intention of filing with the U.S. Securities and Exchange Commission or with any state securities administrator any registration statement in respect of resales of the Common Shares in the United States;

(12) it understands and acknowledges that the Corporation is not obligated to remain a "foreign issuer" within the meaning of Regulation S under the U.S. Securities Act;

(13) if required by applicable securities legislation, regulatory policy or order or by any securities commission, stock exchange or other regulatory authority, it will execute, deliver and file and otherwise assist the Corporation in filing reports, questionnaires, undertakings and other documents with respect to the issue of the Common Shares; and

(14) it understands and acknowledges that it is making the representations and warranties and agreements contained herein with the intent that they may be relied upon by the Corporation, the Underwriters and their respective U.S. Affiliates in determining its eligibility to purchase the Common Shares.

By this letter the undersigned and the U.S. Underwriter represents and warrants that the foregoing representations and warranties are true at the Closing Time with the same force and effect as if they had been made by it at the Closing Time and that they shall survive the purchase by it of the Common Shares and shall continue in full force and effect notwithstanding any subsequent disposition by the undersigned of Common Shares.

You are irrevocably authorized to produce this letter or a copy hereof to any interested party in any administrative or legal proceeding or official inquiry with respect to the matters covered hereby.

Registration of the certificate(s) representing the Common Shares should be made as follows (if space is insufficient, attach a list):

Name: ______________________________

Address: ______________________________

____

Number of Common Shares Purchased: ______________________________

Total Purchase Price: ______________________________

A certified cheque or bank draft in the amount set forth above accompanies this letter or other acceptable payment arrangements have been made.

The certificate(s) representing the securities underlying Common Shares should:

* ☐ be mailed by registered mail to the registered holder(s) at the address set forth in the prior paragraph; or

* ☐ be made available to be picked up at the principal office of the Corporation's Registrar and Transfer Agent in the City of Calgary, Alberta.

*Please check one box, failing which such certificate will be mailed by registered mail to the registered holder(s) as described above.

Dated: ______________________ ______________________________

By: ______________________________
Name:
Title:

ANNEX A

DEFINITION OF INSTITUTIONAL ACCREDITED INVESTOR

"Accredited Investor" means any entity which comes within any of the following categories:

(1) Any bank as defined in Section 3(a)(2) of the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act") or any savings and loan association or other institution as defined in Section 3(a)(5)(A) of the U.S. Securities Act whether acting in its individual or fiduciary capacity; any broker dealer registered pursuant to Section 15 of the U.S. Securities Exchange Act of 1934; any insurance company as defined in Section 2(a)(13) of the U.S. Securities Act; any investment company registered under the Investment Company Act of 1940 or a business development company as defined in Section 2(a)(48) of that Act; any Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301(c) or (d) of the Small Business Investment Act of 1958; any plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees if such plan has total assets in excess of US$5,000,000; any employee benefit plan within the meaning of the Employee Retirement Income Security Act of 1974 if the investment decision is made by a plan fiduciary, as defined in Section 3(21) of such Act, which is either a bank, savings and loan association, insurance company, or registered investment adviser, or if the employee benefit plan has total assets in excess of US$5,000,000, or, if a self-directed plan, with investment decisions made solely by persons that are accredited investors (as such term is defined in Rule 501(a) of Regulation D);

(2) Any private business development company as defined in Section 202(a)(22) of the Investment Advisers Act of 1940;

(3) Any organization described in Section 501(c)(3) of the Internal Revenue Code, corporation, Massachusetts or similar business trust, or partnership, not formed for the specific purpose of acquiring the securities offered, with total assets in excess of US$5,000,000; or

(4) Any trust with total assets in excess of US$5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person (being defined as a person who has such knowledge and experience in financial and business matters that he or she is capable of evaluating the merits and risks of the prospective investment).

ANNEX B

FORM OF DECLARATION FOR REMOVAL OF LEGEND

TO: COMPUTERSHARE TRUST COMPANY OF CANADA
as registrar and transfer agent
for Common Shares of
WI-LAN INC.

The undersigned (a) acknowledges that the sale of the securities of WI-LAN INC. (the "Corporation") to which this declaration relates is being made in reliance on Rule 904 of Regulation S under the *United States Securities Act of 1933*, as amended (the "U.S. Securities Act") and (b) certifies that (1) the undersigned is not an affiliate of the Corporation (as that term is defined in Rule 405 under the U.S. Securities Act), (2) the offer of such securities was not made to a person in the United States and either (A) at the time the buy order was originated, the buyer was outside the United States, or the seller and any person acting on its behalf reasonably believed that the buyer was outside the United States, or (B) the transaction was executed in, on or through the facilities of the applicable Canadian stock exchanges designated in Regulation S or any other Designated Offshore Securities Market as defined in Regulation S under the U.S. Securities Act and neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States, (3) neither the seller nor any affiliate of the seller nor any person acting on any of their behalf has engaged or will engage in any directed selling efforts in the United States in connection with the offer and sale of such securities, (4) the sale is bona fide and not for the purpose of "washing off" the resale restrictions imposed because the securities are "restricted securities" (as such term is defined in Rule 144(a)(3) under the U.S. Securities Act), (5) the seller does not intend to replace the securities sold in reliance on Rule 904 of Regulation S with fungible unrestricted securities and (6) the contemplated sale is not a transaction, or part of a series of transactions which, although in technical compliance with Regulation S under the U.S. Securities Act, is part of a plan or scheme to evade the registration provisions of the U.S. Securities Act. Terms used herein have the meanings given to them by Regulation S under the U.S. Securities Act.

Dated: ______________________

____
Name of Seller

By:______________________________
Name:
Title:

APPENDIX II

TO SCHEDULE "A"

UNDERWRITERS' CERTIFICATE

In connection with the private placement in the United States of common shares (the "Common Shares") of Wi-LAN Inc. (the "Corporation"), with U.S. institutional accredited investors (the "U.S. Private Placees") pursuant to U.S. Purchaser's Letters dated as of December 14, 2006, and pursuant to an underwriting agreement (the "Underwriting Agreement") dated December 14, 2006 among the Corporation and the underwriters named therein (the "Underwriters"), the undersigned, CIBC World Markets Inc. ("CIBC WM"), and CIBC World Markets Corp., the U.S. registered broker-dealer affiliate of CIBC WM, on behalf of itself and each of the other Underwriters and their respective U.S. Affiliates, hereby certify as follows:

(i) each U.S. Affiliate of each Underwriter is a duly registered broker or dealer with the United States Securities and Exchange Commission and is a member of and is in good standing with the National Association of Securities Dealers, Inc. on the date hereof;

(ii) all offers and sales of Common Shares in the United States were made only through the U.S. Affiliates and to a maximum of 50 institutional "accredited investors" (as defined below) and have been effected in accordance with all applicable U.S. broker-dealer requirements;

(iii) each offeree was provided with a copy of the U.S. private placement memorandum (the "U.S. Placement Memorandum"), including the Canadian final short form prospectus relating to the offering of the Common Shares and no other written material was used in connection with the offer and sale of the Common Shares in the United States;

(iv) immediately prior to transmitting the U.S. Placement Memorandum, including the Canadian final short form prospectus relating to the offering of the Common Shares to such offerees, we had reasonable grounds to believe and did believe that each offeree was an institutional "accredited investor" as defined in Rule 501(a)(1),(2),(3) and (7) of Regulation D (an "Institutional Accredited Investor") under the Securities Act of 1933, as amended (the "U.S. Securities Act"), and, on the date hereof, we continue to believe that each U.S. Private Placee purchasing Common Shares from us is an Institutional Accredited Investor;

(v) no form of general solicitation or general advertising (as those terms are used in Regulation D under the U.S. Securities Act) was used by us, including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over radio or television, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising, in connection with the offer or sale of the Common Shares in the United States;

(vi) the offering of the Common Shares in the United States has been conducted by us in accordance with the terms of the Underwriting Agreement; and

(vii) prior to any sale of Common Shares in the United States or to a person who was offered Common Shares in the United States we caused each U.S. Private Placee to execute a U.S. Purchaser's Letter in the form of Appendix I to Schedule "A" to the Underwriting Agreement.

Terms used in this certificate have the meanings given to them in the Underwriting Agreement unless otherwise defined herein.

Dated this __ day of _________, 2006.

CIBC WORLD MARKETS INC.	**CIBC WORLD MARKETS CORP.**
By: ______________________	By: ______________________
Name: ______________________	Name: ______________________
Title: ______________________	Title: ______________________

Schedule "B"

LIST OF NON-MATERIAL SUBSIDIARIES

1. Wi-Net Inc.
2. Wi-LAN Technologies Inc.
3. Wideband OFDM Inc.
4. Wi-LAN Communications Inc.

20529144

Corporate Access No.

Alberta

BUSINESS CORPORATIONS ACT

Form 2

CERTIFICATE OF INCORPORATION

- 529144 ALBERTA LTD. -

Name of Corporation

I HEREBY CERTIFY THAT THE ABOVE-MENTIONED CORPORATION, THE ARTICLES OF INCORPORATION OF WHICH ARE ATTACHED, WAS INCORPORATED UNDER THE BUSINESS CORPORATIONS ACT OF THE PROVINCE OF ALBERTA.

Registrar of Corporations

Alberta CORPORATE REGISTRY CONSUMER AND CORPORATE AFFAIRS

lsc

May 14, 1992

Date of Incorporation

CCA-06-102
(REV. 11/91)

SCHEDULE A

The classes and any maximum number of Shares that the Corporation is authorized to issue are as follows:

(a) an unlimited number of Class "A" Shares, voting common
(b) an unlimited number of Class "B" Shares, non-voting common
(c) an unlimited number of Class "C" Shares, voting preferred
(d) an unlimited number of Class "D" Shares, non-voting preferred

The classes or series of shares described herein shall have attached the following rights, privileges, restrictions and conditions:

ARTICLE 1 - REDEMPTION PRICE

1.01 Upon the issue of any Class "A" Shares of any series the Directors shall determine the fair market value of the consideration received by the Corporation in respect of the issue of each share of any particular series, including without restricting the generality of the foregoing, any consideration credited of the Corporation to any contributed surplus account. In determining the said fair market value the Directors shall act in good faith and may act on whatever advice or evidence they, in their absolute discretion, deem necessary or advisable. The Directors shall evidence their determination by a Resolution in writing declaring the value determined either by way of a formula or as a specific amount and the value so determined is hereinafter referred to as the "Redemption Price".

ARTICLE 2 - SHARES ISSUED IN SERIES

2.01 The Class "C" and "D" Shares are expressly authorized and created for the purpose of being issued by the Corporation in exchange for property, other than a Promissory Note or a Promise to Pay, or in exchange for issued Shares of the Corporation of a different class or series.

2.02 The Class "C" and Class "D" Shares may be issued from time to time in one or more series upon the Directors designating such series of shares in the manner prescribed in the Business Corporations Act. A separate stated capital account shall be maintained for each series and upon the issue of any Class "C" or Class "D" Shares the Directors shall determine the amount to be allocated to the respective stated capital account and the Directors shall evidence their determination by a Resolution in writing.

2.03 The Directors shall determine and fix the number of shares in each series of Class "C" and Class "D" Shares and determine the designation, rights, privileges, restrictions and conditions attaching to the shares of each series, subject to the limitations set out herein and the Directors shall evidence their determination by a Resolution in writing.

ARTICLE 3 - DIVIDENDS

3.01 The holders of all series of Class "C" Shares shall rank equally in priority as to dividends and the holders of any particular series or class of Class "D" shares shall rank equally in priority as to dividends. The holders of any particular series or class of such shares shall be entitled to receive in each fiscal year of the Corporation when and as declared by the Directors, non-cumulative dividends in such amount as the Directors may, in their absolute discretion, from time to time declare in respect of that particular series or class, provided however that the amount of any such dividend shall not exceed Twenty percent (20%) per annum of the Redemption Price per share, as determined at the date of declaration of the dividend, which amount, for the purpose of calculation of dividends, is not subject to retroactive adjustment. The Directors shall evidence their declaration as regards the amount of any dividend declared in respect of each particular series or class by a Resolution in writing.

3.02 The holders of the Class "A" and Class "B" Shares shall be entitled to receive in each fiscal year of the Corporation non-cumulative dividends in such amount as the Directors may in their absolute discretion, from time to time declare in respect of that particular class. The Directors shall evidence their declaration as regards the amount of any dividend declared in respect of each particular class by a resolution in writing.

3.03 No distribution of the assets of the Corporation shall be authorized and no dividends shall be paid, or declared and set aside for payment, on the Class "A" or Class "B" shares so as to reduce the net realizable value of the assets of the Corporation whereby the Corporation would be unable to redeem or purchase the outstanding Class "C" and Class "D" shares for an amount equal to the Redemption Price thereof plus all declared but unpaid dividends thereon.

3.04 The Directors may, in their absolute discretion, from time to time elect on behalf of the Corporation in the prescribed form and manner that any dividend, or distribution of proceeds deemed to be a dividend payable in respect of any particular class or series of shares shall be a Capital Dividend (as that term is known and defined in The Income Tax Act (Canada) without making similar provisions in respect of any other class or series of shares.

3.05 The Directors may declare a dividend of any amount in respect of any particular class or series of shares without declaring a similar dividend, or any dividend in respect of any other class or series of shares, except as otherwise expressly provided herein.

<u>ARTICLE 4 - VOTING</u>

4.01 The holders of Class "A" Shares as such shall be entitled at any meeting of the Shareholders of the Corporation to one vote for each such share held.

4.02 The holders of Class "B" Shares as such shall NOT be entitled to vote at any meeting of the Shareholders of the Corporation nor to receive notice of any such meeting, nor to attend or be represented thereat except as otherwise specifically provided in the Business Corporations Act.

4.03 The holders of Class "C" Shares as such shall be entitled at any meeting of the Shareholders of the Corporation to one vote for each such share held.

4.04 Provided however that any issued and outstanding Class "C" Share shall immediately cease to be entitled to voting rights upon the transfer of any such share to any individual, person or entity other than a corporation controlled by the original subscriber, the spouse of the original subscriber or a spousal trust as that term is known and defined in The Income Tax Act (Canada), created by the original subscriber. Upon any Class "C" Shares loosing their entitlement to voting rights as provided herein such shares shall be forthwith redeemed by the Corporation.

4.05 The holders of Class "D" Shares as such shall NOT be entitled to vote at any meeting of the Shareholders of the Corporation nor to receive notice of any such meeting, nor to attend or be represented thereat except as otherwise specifically provided in the Business Corporations Act.

ARTICLE 5 - LIQUIDATION

5.01 In the event of any liquidation, dissolution, winding-up or return of capital of the Corporation, whether voluntary or involuntary, the holders of all series of Class "C" Shares and the holder of all series of Class "D" Shares shall rank equally in priority and shall be entitled to receive an amount equal to the respective Redemption Price for each such share held, plus all declared but unpaid dividends thereon, before any distribution of assets to the holders of the Class "A", or Class "B" Shares. After payment of such amounts all remaining

assets of the Corporation shall be divided ratably among the holders of the Class "A" and Class "B" Shares.

ARTICLE 6 - PURCHASE OR REDEMPTION ON DEATH OF SHAREHOLDER

6.01 Subject to the provisions of the Business Corporations Act any holder of Class "C" or Class "D" Shares may at any time demand that the Corporation purchase or redeem any or all of the holder's shares of any series of Class "C" or Class "D" Shares for an amount equal aide the Redemption Price of each such share plus all declared but unpaid dividends thereon.

6.02 A demand for purchase or redemption shall be made by a notice in writing signed by the Shareholder submitting the demand, and shall be delivered or mailed by prepaid registered mail to the registered office of the Corporation. Such a demand shall be deemed to have been received by the Corporation on the date of delivery, if delivered, and on the third business day following the date of posting, if mailed.

6.03 Upon receipt of a demand for purchase or a demand for redemption the Corporation shall forthwith purchase or redeem the shares concerned, as the case may require, in accordance with the provisions of the Business Corporations Act.

ARTICLE 7 - PURCHASE OR REDEMPTION BY CORPORATION

7.01 Subject to the provisions of the Business Corporations Act the Corporation may at any time, by a Resolution of the Directors, purchase or redeem any or all of the outstanding Class "C" and Class "D" Shares of any series on any date fixed by such Resolution for an amount equal to the Redemption Price of each such Share plus all declared but unpaid dividends thereon.

7.02 At least thirty (30) days before the date fixed for purchase or redemption of any such shares the Corporation shall deliver or mail by prepaid registered mail to each registered Shareholder of the shares concerned, to the address of such Shareholder as it appears in the Shareholders Register of the Corporation, written notice stating the particulars of the

purchase or redemption, including the effective date of the purchase or redemption, the amount, manner and place of payment of the redemption or purchase price and, if less than all of the shares held by any particular Shareholder are to be purchased or redeemed, the notice directed to that Shareholder shall state the class, series and number of shares proposed to be purchased or redeemed.

7.03 On the date fixed for purchase or redemption the Corporation shall pay the redemption or purchase price to the order of each Shareholder upon the presentation and surrender to the Corporation of the Certificates representing the shares concerned. Subject to the Corporation tendering payment, all shares designated for purchase or redemption shall be deemed to have been purchased or redeemed upon the date fixed and thereafter the holders of such shares shall cease to have any rights to further dividends or any rights or privileges as Shareholders in respect of such shares other than the right to receive payment of the redemption or purchase price.

SCHEDULE "B"

ATTACHED TO AND FORMING PART OF FORM 1
ARTICLES OF INCORPORATION

1. The number of Shareholders of the Corporation, exclusive of (a) persons who are in its employment and are Shareholders of the Corporation and (b) persons who have been formally in the employment of the Corporation, were, while in that employment Shareholders of the corporation and have continued to be Shareholders of the Corporation after termination of that employment is limited to fifty (50) persons, two (2) or more persons who are joint registered owners, of one (1) or more Shares being counted as one (1) Shareholder.

2. Any invitation to the public to subscribe for the securities of the Corporation is prohibited.

3. The Corporation has a lien on Shares registered in the name of a Shareholder for a debt to the Corporation.

20529144

Corporate Access No.

Alberta

BUSINESS CORPORATIONS ACT

Form 5

CERTIFICATE OF AMENDMENT

- WI-LAN INC. -

Name of Corporation

I HEREBY CERTIFY THAT THE ARTICLES OF THE ABOVE-MENTIONED CORPORATION WERE AMENDED.

- ☐ UNDER SECTION 13 OF THE BUSINESS CORPORATIONS ACT IN ACCORDANCE WITH THE ATTACHED NOTICE;
- ☐ UNDER SECTION 27 OF THE BUSINESS CORPORATIONS ACT AS SET OUT IN THE ATTACHED ARTICLES OF AMENDMENT DESIGNATING A SERIES OF SHARES;
- ☒ UNDER SECTION 171 OF THE BUSINESS CORPORATIONS ACT AS SET OUT IN THE ATTACHED ARTICLES OF AMENDMENT;
- ☐ UNDER SECTION 185 OF THE BUSINESS CORPORATIONS ACT AS SET OUT IN THE ATTACHED ARTICLES OF REORGANIZATION;
- ☐ UNDER SECTION 186 OF THE BUSINESS CORPORATIONS ACT AS SET OUT IN THE ATTACHED ARTICLES OF ARRANGEMENT.

Registrar of Corporations

November 9, 1992

Date of Amendment

db

CCA-06-105
(Rev. 11/91)

BUSINESS CORPORATIONS ACT
(SECTION 27 OR 171)

FORM 4

Alberta CONSUMER AND CORPORATE AFFAIRS

FILED m
NOV - 9 1992
Registrar of Corporations
Province of Alberta

ARTICLES OF AMENDMENT

1. NAME OF CORPORATION:

529144 ALBERTA LTD.

2. CORPORATE ACCESS NUMBER:

20529144

3. THE ARTICLES OF THE ABOVE-NAMED CORPORATION ARE AMENDED AS FOLLOWS:

529144 ALBERTA LTD. IS DESIROUS OF CHANGING ITS NAME TO:

WI-LAN INC.

2

DATE	SIGNATURE	TITLE
October 29/92	[signature] MALCOLM D. LENNIE	Solicitor

FOR DEPARTMENTAL USE ONLY

Dem 2- authorized by the Client.

FILED

CCA-06.104
(Rev 11/87)

CORPORATE ACCESS NUMBER

20529144

Alberta

BUSINESS CORPORATIONS ACT

CERTIFICATE
OF
AMENDMENT

WI-LAN INC.

AMENDED ITS ARTICLES ON OCTOBER 3, 1994.

Registrar of Corporations

CCA-06-102
(Rev. 04/94)

BUSINESS CORPORATIONS ACT

ALBERTA CONSUMER AND CORPORATE AFFAIRS

ARTICLES OF AMENDMENT

1. NAME OF CORPORATION	2. CORPORATE ACCESS NUMBER
Wi-Lan Inc.	20529144

3. THE ARTICLES OF THE ABOVE-NAMED CORPORATION ARE AMENDED AS FOLLOWS:

Pursuant to S.167(1) of the Business Corporations Act (Alberta), delete paragraph 2 of Schedule "B" of the Corporation's Articles of Incorporation.

FILED
OCT - 3 1994
Registrar of Corporations
Province of Alberta

DATE	SIGNATURE	TITLE
September 30/94		Solicitor

FOR DEPARTMENTAL USE ONLY

FILED

CORPORATE ACCESS NUMBER

20529144

Alberta

GOVERNMENT OF ALBERTA

BUSINESS CORPORATIONS ACT

CERTIFICATE OF AMENDMENT

WI-LAN INC.

AMENDED ITS ARTICLES ON OCTOBER 20, 1995.

Registrar of Corporations

REG 3066 (95/09)

BUSINESS CORPORATIONS ACT
(Section 27 OR 171)

FORM 4
ARTICLES OF AMENDMENT

1. NAME OF CORPORATION

WI-LAN INC.

2. CORPORATE ACCESS NUMBER

2052914

3. THE ARTICLES OF THE ABOVE NAMED CORPORATION ARE AMENDED AS FOLLOWS:

ARTICLE #2 IS AMENDED

THE ARTICLES OF INCORPORATION SHALL BE AMENDED TO CHANGE THE STRUCTURE OF THE CLASS "D" SHARES OF THE CORPORATION AS PER THE ATTACHED SCHEDULE "A", PURSUANT TO SECTION 167(1)(e) OF THE BUSINESS CORPORATIONS ACT.

FILED D
OCT 20 1995
Registrar of Corporations
Province of Alberta

DATE	SIGNATURE	TITLE
OCTOBER 19, 1995	[signature]	SOLICITOR

SCHEDULE "A"

The Class D Preferred shares shall have attached thereto the following rights, privileges, restrictions and conditions:

(i) the holders of the Class D Preferred Shares shall not be entitled (except as expressly provided in the Business Corporations Act) to receive notice of or to attend any meeting of the shareholders of the Corporation and shall not be entitled to vote at such meeting;

(ii) the holders of the Class D Preferred Shares shall be entitled to rank ahead of the holders of the Class A shares, Class B Shares and Class C shares as to dividends. The Class D Preferred Shares shall be entitled to a fixed non-cumulative dividend at a maximum rate of 7% per annum on the Redemption Amount (as hereinafter defined) per share payable yearly. The Class D Preferred Shares shall not be entitled to participate any further with respect to dividends except to the extent hereinbefore provided;

iii) no dividend shall be declared or paid on any class of shares of the Corporation if it would result in the realizable value of the assets of the Corporation, net of liabilities which exist at the relevant time, being less than the aggregate of the Redemption Amounts of all of the issued and outstanding Class D Preferred Shares;

iv) in the event of a liquidation, dissolution or winding up of the Corporation or any other distribution by way of repayment of capital, the holders of the Class D Preferred Shares shall be entitled to receive an amount equal to the Redemption Amount per share together with any declared but unpaid dividends prior to any payment or distribution to any other class of shares of the Corporation. The Class D Preferred Shares shall not be entitled to share any further in the distribution of the property or assets of the Corporation except to the extent hereinbefore provided;

v) the Class D Preferred Shares, or any part thereof, shall be subject to redemption or purchase, at an amount equivalent to the Redemption Amount per share plus any declared but unpaid dividends, at any time, at the option of the directors of the Corporation, without the consent of the holders thereof, and if less than the whole of the outstanding Class D Preferred Shares shall be so redeemed or purchased, the shares to be redeemed or purchased shall be selected in such manner as the Board of Directors may determine;

FILED D
OCT 20 1995
Registrar of Corporations
Province of Alberta

vi) the holders of the Class D Preferred Shares shall be entitled to require the Corporation to redeem or purchase at any time all or any of the Class D Preferred Shares registered in the name of such holder on the books of the Corporation by tendering to the Corporation at it's registered office the share certificate or certificates representing the Class D Preferred Shares which the registered holder desires to have the Corporation redeem or purchase, together with the request in writing specifying that the registered holder desires to have the said Class D Preferred Shares represented by such certificate or certificates redeemed or purchased by the Corporation, and stating the business day (hereinafter called the "Redemption Date") on which the holder desires to have the Corporation redeem or purchase such shares. Upon receipt of a share certificate or certificates representing the Class D Preferred Shares which the registered holder desires to have the Corporation redeem or purchase, together with such a request, the Corporation shall, on the Redemption Date, redeem or purchase such Class D Preferred Shares by paying to the registered holder an amount equivalent to the Redemption Amount per share for each Class D Preferred Share being redeemed or purchases plus all declared but unpaid dividends thereon. Such payment shall be made by cheque payable at par at any branch of the Corporation's bankers for the time being in Canada. The said Class D Preferred Shares shall be redeemed or purchased on the Redemption Date and from and after that date such shares shall cease to be entitled to dividends, and the holders thereof shall not be entitled to exercise any of the rights of holders of Class D Preferred Shares in respect thereof unless payment of the Redemption Amount plus any declared but unpaid dividends is not paid on the Redemption date in which event the rights of the holders of the said Class D Preferred Shares shall remain unaffected; and

(vii) the Redemption Amount with respect to each Class D Preferred Share shall be Fifty Dollars ($50.00)

FILED D
OCT 20 1995
Registrar of Corporations
Province of Alberta

CORPORATE ACCESS NUMBER: 205291446

Alberta

BUSINESS CORPORATIONS ACT

CERTIFICATE

OF

AMENDMENT

WI-LAN INC.
AMENDED ITS ARTICLES ON 1998/03/24.

ALBERTA CONSUMER AND CORPORATE AFFAIRS
BUSINESS CORPORATIONS ACT
(SECTION 27 OR 171)

FILED
MAR 24 1998
CORES

ARTICLES OF AMENDMENT
FORM 4

1. NAME OF CORPORATION

WI-LAN INC.

2. CORPORATE ACCESS NUMBER:

20529144 6

3. THE ARTICLES OF THE ABOVE-NAMED CORPORATION ARE AMENDED AS FOLLOWS:

Pursuant to Section 167(1)(f), Item 2 of the Articles of the Corporation be and is hereby amended to read:

> "Each Class "A" Share or fractional Class "A" Share of the Corporation which is issued and outstanding as at the date hereof shall become that number of Class "A" Shares which is the product of the multiplication of such Class "A" Shares or fractional Class "A" Share by 10,400; provided, however, that no fractional Class "A" Shares of the Corporation shall be issued in connection with such change and in the event that the resultant number of shares held by any shareholder is not a whole number, then the number of Class "A" Shares to be received by that shareholder shall be rounded up to the nearest whole number of Class "A" Shares without any obligation for payment in lieu thereof."

Pursuant to Section 167(1)(b), the Articles of the Corporation be and are hereby amended by deleting the current provisions of Item 3, in their entirety, and substituting therefor: "None".

Pursuant to Sections 167(1)(d) and 167(1)(e), the Articles of the Corporation be and are hereby amended by:

(A) changing the designation of the Class "A" Shares to 'Common Shares' and amending the rights, privileges, restrictions and conditions attaching to such Common Shares;
(B) changing the designation of the Class "D" Shares to 'Special Preferred Shares and amending the rights, privileges, restrictions and conditions attaching to such Special Preferred Shares;
(C) creating a new class of Preferred Shares; and
(D) deleting all other authorized classes of shares,

by deleting, in their entirety, all schedules annexed to Item 2 and substituting therefor Schedule "A" attached hereto.

Pursuant to Section 167(1)(d), the Articles of the Corporation be and are hereby amended by deleting the current provisions of Item 4, in their entirety, and substituting therefor the following:

> "The Corporation shall have a minimum of three (3) and a maximum of nine (9) directors, with the number of directors to be set from time to time by resolution of the shareholders or, in the absence of such resolution, by resolution of the directors."

Pursuant to Section 167(1)(m), the Articles of the Corporation be and are hereby amended by deleting the current provisions of Item 6, in their entirety, and substituting therefor the following:

> "The directors may, between annual general meetings, appoint one or more additional directors of the Corporation to serve until the next annual general meeting, but the number of additional directors shall not at any time exceed one-third (1/3) the number of directors who held office at the expiration of the last annual meeting of the Corporation."

DATED this 24th day of March, 1998.

[signature]
Director

F:\SEC\HELFANK\WI-LAN\DOC\FORM04.AB

SCHEDULE A

The Corporation is authorized to issue an unlimited number of Common Shares, 6,350.9 Special Preferred Shares and an unlimited number Preferred Shares, issuable in series.

(I) COMMON SHARES

The rights, privileges, restrictions and conditions attaching to the Common Shares, as a class, shall be as follows:

(a) **Voting**

(i) Holders of Common Shares shall be entitled to receive notice of and to attend and vote at all meetings of shareholders of the Corporation except meetings of holders of another class of shares. Each Common Share shall entitle the holder thereof to one vote.

(b) **Dividends**

(i) Subject to the preferences accorded to holders of Special Preferred Shares, Preferred Shares and any other shares of the Corporation ranking senior to the Common Shares from time to time with respect to the payment of dividends, holders of Common Shares shall be entitled to receive, if, as and when declared by the Board of Directors, such dividends as may be declared thereon by the Board of Directors from time to time. The rights of holders of Common Shares to receive a dividend declared by the Board of Directors are equal in all respects, share for share.

(c) **Liquidation, Dissolution or Winding-Up**

(i) In the event of the voluntary or involuntary liquidation, dissolution or winding-up of the Corporation, or any other distribution of its assets among its shareholders for the purpose of winding-up its affairs (such event referred to herein as a "Distribution"), holders of Common Shares, subject to the preferences accorded to holders of Special Preferred Shares and Preferred Shares and any other shares of the Corporation ranking senior to the Common Shares from time to time with respect to payment on a Distribution, shall be entitled to share equally, share for share, in the remaining property of the Corporation.

II. SPECIAL PREFERRED SHARES

The rights, privileges, restrictions and conditions attaching to the Special Preferred Shares, as a class, shall be as follows:

(a) **Voting**

(i) The holders of the Special Preferred Shares shall not be entitled (except as expressly provided in the *Business Corporations Act* (Alberta) (the "Act") to receive notice of or to attend any meeting of the shareholders of the Corporation and shall not be entitled to vote at such meeting.

(b) **Dividends**

(i) The holders of the Special Preferred Shares shall be entitled to rank ahead of the holders of the Common Shares and Preferred Shares as to dividends. The Special Preferred Shares shall be entitled to a fixed non-cumulative dividend of 7% per annum on the Redemption Amount (as hereinafter defined) per share payable yearly. The Special Preferred Shares shall not be entitled to participate any further with respect to dividends except as hereinafter provided.

(ii) No dividend shall be declared or paid on any other class of shares of the Corporation if it would result in

the realizable value of the assets of the Corporation, net of liabilities which exist at the relevant time, being less than the aggregate of the Redemption Amounts of all of the issued and outstanding Special Preferred Shares.

(c) <u>Liquidation, Dissolution or Winding-Up</u>

(i) In the event of a voluntary or involuntary liquidation, dissolution or winding-up of the Corporation, or any distribution of its assets among its shareholders for the purpose of winding up its affairs (such event referred to herein as a "Distribution"), holders of the Special Preferred Shares shall be entitled to receive an amount equal to the Redemption Amount per share together with any declared but unpaid dividends prior to Distribution to any other class of shares of the Corporation. The Special Preferred Shares shall not be entitled to share any further with respect to payment on a Distribution except to the extent provided herein.

(d) <u>Redemption</u>

(i) The Special Preferred Shares, or any part thereof, shall be subject to redemption or purchase, at an amount equivalent to the Redemption Amount per share plus any declared but unpaid dividends, on or before April 28, 2000 (the "Expiry Date"), at the option of the directors of the Corporation, without the consent of the holders thereof, and if less than the whole of the outstanding Special Preferred Shares shall be so redeemed or purchased, the shares to be redeemed or purchased shall be selected in such manner as the Board of Directors may determine.

(ii) The holders of the Special Preferred Shares shall be entitled to require the Corporation to redeem or purchase after the Expiry Date all or any of the Special Preferred Shares registered in the name of such holder on the books of the Corporation by tendering to the Corporation at its registered office the share certificate or certificates representing the Special Preferred Shares which the registered holder desires to have the Corporation redeem or purchase, together with the request in writing specifying that the registered holder desires to have the said Special Preferred Shares represented by such certificate or certificates redeemed or purchased by the Corporation, and stating the business day (the "Redemption Date") on which the holder desires to have the Corporation redeem or purchase such shares. Upon receipt of a share certificate or certificates representing the Special Preferred Shares which the registered holder desires to have the Corporation redeem or purchase, together with such a request, the Corporation shall, on the Redemption Date, redeem or purchase such Special Preferred Shares by paying to the registered holder an amount equivalent to the Redemption Amount per share for each Special Preferred Share being redeemed or purchased plus all declared but unpaid dividends thereon. Such payments shall be made by cheque payable at par at any branch of the Corporation's bankers for the time being in Canada. The said Special Preferred Shares shall be redeemed or purchased on the Redemption Date and from and after that date such shares shall cease to be entitled to dividends, and the holders thereof shall not be entitled to exercise any of the rights of the holders of Special Preferred Shares in respect thereof unless payment of the Redemption Amount plus any declared buy unpaid dividends is not paid of the Redemption Date in which event the rights of the holders of the Special Preferred Shares shall remain unaffected.

(iii) The Redemption Amount with respect to each Special Preferred Share shall be Fifty ($50.00) Dollars.

III. <u>PREFERRED SHARES</u>

The rights, privileges, restrictions and conditions attaching to the Preferred Shares, as a class, shall be as follows:

(a) <u>Issuance in Series</u>

(i) Subject to the filing of Articles of Amendment in accordance with the Act, the Board of Directors may at any time and from time to time issue the Preferred Shares in one or more series, each series to consist of such number of shares as may, before the issuance thereof, be determined by the Board of Directors.

(ii) Subject to the filing of Articles of Amendment in accordance with the Act, the Board of Directors may from time to time fix, before issuance, the designation, rights, privileges, restrictions and conditions attaching to

each series of Preferred Shares including, without limiting the generality of the foregoing, the amount, if any, specified as being payable preferentially to such series on a Distribution; the extent, if any, of further participation on a Distribution; voting rights, if any; and dividend rights (including whether such dividends be preferential, or cumulative or non-cumulative), if any.

(b) **Liquidation**

(i) In the event of the voluntary or involuntary liquidation, dissolution or winding-up of the Corporation, or any other distribution of its assets among its shareholders for the purpose of winding-up its affairs (such event referred to herein as a "Distribution"), holders of each series of Preferred Shares shall be entitled, in priority to holders of Common Shares and any other shares of the Corporation ranking junior to the Preferred Shares from time to time with respect to payment on a Distribution, and subject to the preferences accorded to the holders of Special Preferred Shares, to be paid rateably with holders of each other series of Preferred Shares the amount, if any, specified as being payable preferentially to the holders of such series on a Distribution.

(c) **Dividends**

(i) The holders of each series of Preferred Shares shall be entitled, in priority to holders of Common Shares and any other shares of the Corporation ranking junior to the Preferred Shares from time to time with respect to the payment of dividends, and subject to the preferences accorded to the holders of Special Preferred Shares, to be paid rateably with holders of each other series of Preferred Shares, the amount of accumulated dividends, if any, specified as being payable preferentially to the holders of such series.

SCHEDULE B
By-Law No. 1

A By-Law relating generally to the transaction of the business and affairs of Wi-LAN INC.

CONTENTS

IT IS HEREBY ENACTED as By-law No. 1 of Wi-LAN Inc. (hereinafter called the "Corporation") as follows:

SECTION ONE
INTERPRETATION

1.01 **Definitions**

In the by-laws of the Corporation, unless the context otherwise requires:

"Act" means the Business Corporations Act of Alberta, and any statute that may be substituted therefor, as from time to time amended;

"appoint" includes "elect" and vice versa;

"articles" means the articles attached to the Certificate of Incorporation of the Corporation as from time to time amended or restated;

"board" means the board of directors of the Corporation;

"by-laws" means this by-law and all other by-laws of the Corporation from time to time in force and effect;

"meeting of shareholders" means any meeting of shareholders, including any meeting of one or more classes or series of shareholders;

"recorded address" means, in the case of a shareholder, his address as recorded in the securities register; in the case of joint shareholders, the address appearing in the securities register in respect of such joint holding or the first address so appearing if there are more than one; and, in the case of a director, officer, auditor or member of a committee of the board, his latest address as recorded in the records of the Corporation;

"signing officer" means, in relation to any instrument, any person authorized to sign the same on behalf of the Corporation by Section 2.03 or by a resolution passed pursuant thereto.

Save as aforesaid, words and expressions defined in the Act have the same meanings when used herein; and words importing the singular number include the plural and vice versa; words importing gender include the masculine, feminine and neuter genders; and words importing persons include individuals, bodies corporate, partnerships, trusts and unincorporated organizations.

1.02 <u>Conflict with the Act, the Articles or any Unanimous Shareholder Agreement</u>

To the extent of any conflict between the provisions of the by-laws and the provisions of the Act, the articles or any unanimous shareholder agreement relating to the Corporation, the provisions of the Act, the articles or the unanimous shareholder agreement shall govern.

1.03 <u>Headings and Sections</u>

The headings used throughout the by-laws are inserted for convenience of reference only and are not to be used as an aid in the interpretation of the by-laws. "Section" followed by a number means or refers to the specified section of this by-law.

1.04 <u>Invalidity of any Provision of By-laws</u>

The invalidity or unenforceability of any provision of the by-laws shall not affect the validity or enforceability of the remaining provisions of the by-laws.

SECTION TWO
BUSINESS OF THE CORPORATION

2.01 <u>Corporate Seal</u>

The corporate seal of the Corporation, if any, shall be in such form as the board may from time to time by resolution approve.

2.02 <u>Financial Year</u>

The financial year of the Corporation shall end on such date in each year as the board may from time to time by resolution determine.

2.03 <u>Execution of Instruments</u>

Deeds, transfers, assignments, contracts, obligations, certificates and other instruments may be signed on behalf of the Corporation by two persons, one of whom holds the office of chairman of the board, president, vice-president or director and the other of whom holds one of the said offices or the office of secretary, treasurer, assistant secretary or assistant treasurer or any other office created by by-law or by resolution of the board; provided that if the Corporation only has one director, that director alone may sign any instruments on behalf of the Corporation. In addition, the board may from time to time direct the manner in which and the person or persons by whom any instrument or instruments may or shall be signed. Any signing officer may affix the corporate seal to any instrument requiring the same.

2.04 **Banking Arrangements**

The banking business of the Corporation including, without limitation, the borrowing of money and the giving of security therefor, shall be transacted with such banks, trust companies or other bodies corporate or organizations as may from time to time be authorized by the board. Such banking business or any part thereof shall be transacted under such agreements, instructions and delegations of powers as the board may from time to time prescribe or authorize.

2.05 **Voting Rights in Other Bodies Corporate**

The signing officers may execute and deliver proxies and arrange for the issuance of voting certificates or other evidence of the right to exercise the voting rights attaching to any securities held by the Corporation. Such instruments, certificates or other evidence shall be in favour of such person or persons as may be determined by the persons executing such proxies or arranging for the issuance of voting certificates or such other evidence of the right to exercise such voting rights. In addition, the board or, failing the board, the signing officers may from time to time direct the manner in which and the person or persons by whom any particular voting rights or class of voting rights may or shall be exercised.

2.06 **Insider Trading Reports and Other Filings**

Any one officer or director of the Corporation may execute and file on behalf of the Corporation insider trading reports and other filings of any nature whatsoever required under applicable corporate or securities laws.

2.07 **Divisions**

The board may from time to time cause the business and operations of the Corporation or any part thereof to be divided into one or more divisions upon such basis, including without limitation, types of business or operations, geographical territories, product lines or goods or services, as the board may consider appropriate in each case. From time to time the board may authorize upon such basis as may be considered appropriate in each case:

(a) the designation of any such division by, and the carrying on of the business and operations of any such division under, a name other than the name of the Corporation; provided that the Corporation shall set out its name in legible characters in all contracts, invoices, negotiable instruments and orders for goods or services issued or made by or on behalf of the Corporation; and

(b) the appointment of officers for any such division and the determination of their powers and duties, provided that any such officers shall not, as such, be officers of the Corporation.

SECTION THREE
DIRECTORS

3.01 **Number of Directors**

If the articles provide for a minimum number and a maximum number of directors, unless otherwise provided in the articles, the number of directors of the Corporation shall be determined from time to time by resolution of the shareholders.

3.02 **Calling and Notice of Meetings**

Meetings of the board shall be called and held at such time and at such place as the board, the chairman of the board, the president or any two directors may determine, and the secretary or any other officer shall give notice of meetings when directed or authorized by such persons. Notice of each meeting of the board shall be given in the manner provided in the Act to each director not less than forty-eight hours before the time when the meeting is to be held, provided that, if a quorum of directors is present, the board may without notice hold a meeting immediately following an annual meeting of shareholders. Notice of a meeting of the board may be given verbally, in writing or by

telephone, telegraph or any other means of communication. A notice of a meeting of directors need not specify the purpose of or the business to be transacted at the meeting, except where required by the Act. Notwithstanding the foregoing, the board may from time to time fix a day or days in any month or months for regular meetings of the board at a place and hour to be named, in which case, provided that a copy of any such resolution is sent to each director forthwith after being passed and forthwith after each director's appointment, no other notice shall be required for any such regular meeting except where the Act requires specification of the purpose or the business to be transacted thereat.

3.03 <u>Place of Meetings</u>

Meetings of the board may be held at any place in or outside Alberta. A director who attends a meeting of directors, in person or by telephone, is deemed to have consented to the location of the meeting except when he attends the meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully held.

3.04 <u>Meetings by Telephone</u>

With the consent of the chairman of the meeting or a majority of the directors present at the meeting, a director may participate in a meeting of the board or of a committee of the board by means of telephone or other communication facilities that permit all persons participating in the meeting to hear each other. A director participating in such a meeting in such manner shall be considered present at the meeting and at the place of the meeting.

3.05 <u>Quorum</u>

The quorum for the transaction of business at any meeting of the board shall consist of two directors or such greater or lesser number of directors as the board may from time to time determine, provided that, if the board consists of only one director, the quorum for the transaction of business at any meeting of the board shall consist of one director.

3.06 <u>Chairman</u>

The chairman of any meeting of the board shall be the director present at the meeting who is the first mentioned of the following officers as have been appointed: chairman of the board, president or a vice-president (in order of seniority). If no such officer is present, the directors present shall choose one of their number to be chairman.

3.07 <u>Action by the Board</u>

At all meetings of the board every question shall be decided by a majority of the votes cast on the question. In case of an equality of votes the chairman of the meeting shall not be entitled to a second or casting vote. The powers of the board may be exercised by resolution passed at a meeting at which a quorum is present or by resolution in writing signed by all the directors who would be entitled to vote on that resolution at a meeting of the board. Resolutions in writing may be signed in counterparts.

3.08 <u>Adjourned Meeting</u>

Any meeting of directors may be adjourned from time to time by the chairman of the meeting, with the consent of the meeting, to a fixed time and place. The adjourned meeting shall be duly constituted if a quorum is present and if it is held in accordance with the terms of the adjournment. If there is no quorum present at the adjourned meeting, the original meeting shall be deemed to have terminated forthwith after its adjournment.

3.09 <u>Remuneration and Expenses</u>

The directors shall be paid such remuneration for their services as the board may from time to time determine. The directors shall also be entitled to be reimbursed for reasonable travelling and other expenses properly incurred by them in attending meetings of the board or any committee thereof. Nothing herein contained shall preclude any director from serving the Corporation in any other capacity and receiving remuneration therefor.

3.10 **Officers**

The board from time to time may appoint one or more officers of the Corporation and, without prejudice to rights under any employment contract, may remove any officer of the Corporation. The powers and duties of each officer of the Corporation shall be those determined from time to time by the board and, in the absence of such determination, shall be those usually incidental to the office held.

3.11 **Agents and Attorneys**

The board shall have the power from time to time to appoint agents or attorneys for the Corporation in or outside Canada with such powers of management or otherwise (including the power to sub-delegate) as may be thought fit.

SECTION FOUR
COMMITTEES

4.01 **Transaction of Business**

The powers of any committee of directors may be exercised by a meeting at which a quorum is present or by resolution in writing signed by all the members of such committee who would have been entitled to vote on that resolution at a meeting of the committee. At all meetings of committees every question shall be decided by a majority of the votes cast on the question. In case of an equality of votes the chairman of the meeting shall not be entitled to a second or casting vote. Resolutions in writing may be signed in counterparts.

4.02 **Procedure**

Unless otherwise determined by the board, a quorum for meetings of any committee shall be a majority of its members. each committee shall have the power to appoint its chairman and the rules for calling, holding, conducting and adjourning meetings of the committee shall be the same as those governing the board. Each member of a committee shall serve during the pleasure of the board of directors and, in any event, only so long as he shall be a director. The directors may fill vacancies in a committee by appointment from among their members. Provided that a quorum is maintained, the committee may continue to exercise its powers notwithstanding any vacancy among its members.

SECTION FIVE
PROTECTION OF DIRECTORS AND OFFICERS

5.01 **Limitation of Liability**

No director or officer for the time being of the Corporation shall be liable for the acts, receipts, neglects or defaults of any other director or officer or employee, or for joining in any receipt or act for conformity, or for any loss, damage or expense happening to the Corporation through the insufficiency or deficiency of title to any property acquired by the Corporation or for or on behalf of the Corporation or for the insufficiency or deficiency of any security in or upon which any of the moneys of or belonging to the Corporation shall be placed or invested, or for any loss or damage arising from the bankruptcy, insolvency or tortious act of any person, firm or corporation including any person, firm or corporation with whom or with which any moneys, securities or effects shall be lodged or deposited, or for any loss, conversion, misapplication or misappropriation of or any damage resulting from any dealings with any moneys, securities or other assets of or belonging to the Corporation or for any other loss, damage or misfortune whatsoever which may happen in the execution of the duties of his respective office or trust or in relation thereto unless the same shall happen by or through his failure to exercise the powers and to discharge the duties of his office honestly, in good faith and with a view to the best interests of the Corporation and to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

5.02 **Indemnity**

The Corporation shall, to the maximum extent permitted under the Act, indemnify a director or officer, a former director or officer, and a person who acts or acted at the Corporation's request as a director or officer of a body corporate of which the Corporation is or was a shareholder or creditor, and his heirs and legal representatives, against all costs, charges and expenses, including any amount paid to settle an action or satisfy a judgment, reasonably incurred by him in respect of any civil, criminal or administrative action or proceeding to which he is made a party by reason of being or having been a director or officer of the Corporation or such body corporate.

SECTION SIX
SHARES

6.01 **Non-Recognition of Trusts**

Subject to the provisions of the Act, the Corporation may treat as the absolute owner of any share the person in whose name the share is registered in the securities register as if that person had full legal capacity and authority to exercise all rights of ownership, irrespective of any indication to the contrary through knowledge or notice or description in the Corporation's records or on the share certificate.

6.02 **Joint Shareholders**

If two or more persons are registered as joint holders of any share:

(a) the Corporation shall record only one address on its books for such joint holders; and

(b) the address of such joint holders for all purposes with respect to the Corporation shall be their recorded address;

any one of such persons may give effectual receipts for the certificate issued in respect thereof or for any dividend, bonus, return of capital or other money payable or warrant issuable in respect of such share.

SECTION SEVEN
DIVIDENDS

7.01 **Dividend Cheques**

A dividend payable in cash shall be paid by cheque of the Corporation or of any dividend paying agent appointed by the board, to the order of each registered holder of shares of the class or series in respect of which it has been declared and mailed by prepaid ordinary mail to such registered holder at his recorded address, unless such holder otherwise directs and the Corporation agrees to follow such direction. In the case of joint holders the cheque shall, unless such joint holders otherwise direct and the Corporation agrees to follow such direction, be made payable to the order of all of such joint holders and mailed to them at their recorded address. The mailing of such cheque as aforesaid, unless the same is not paid on due presentation, shall satisfy and discharge the liability for the dividend to the extent of the sum represented thereby plus the amount of any tax which the Corporation is required to and does withhold.

7.02 **Non-receipt of Cheques**

In the event of non-receipt of any dividend cheque by the person to whom it is sent as aforesaid, the Corporation shall issue to such person a replacement cheque for a like amount on such terms as to indemnity, reimbursement of expenses and evidence of non-receipt and of title as the board may from time to time prescribe, whether generally or in any particular case.

7.03 Unclaimed Dividends

Any dividend unclaimed after a period of six years from the date on which the same has been declared to be payable shall be forfeited and shall revert to the Corporation.

SECTION EIGHT
MEETINGS OF SHAREHOLDERS

8.01 Chairman, Secretary and Scrutineers

The chairman of any meeting of shareholders, who need not be a shareholder of the Corporation, shall be the first mentioned of the following officers as has been appointed and is present at the meeting: chairman of the board, president or a vice-president (in order of seniority). If no such officer is present and willing to act as chairman within fifteen minutes from the time fixed for holding the meeting, the persons present and entitled to vote shall choose one of their number to be chairman. The chairman shall conduct the proceedings at the meeting in all respects and his decision in any matter or thing, including, but without in any way limiting the generality of the foregoing, any question regarding the validity or invalidity of any instruments of proxy and any question as to the admission or rejection of a vote, shall be conclusive and binding upon the shareholders. The secretary of any meeting of shareholders shall be the secretary of the Corporation, provided that, if the Corporation does not have a secretary or if the secretary of the Corporation is absent, the chairman shall appoint some person, who need not be a shareholder, to act as secretary of the meeting. The board may from time to time appoint in advance of any meeting of shareholders one or more persons to act as scrutineers at such meeting and, in the absence of such appointment, the chairman may appoint one or more persons to act as scrutineers at any meeting of shareholders. Scrutineers so appointed may, but need not be, shareholders, directors, officers or employees of the Corporation.

8.02 Persons Entitled to be Present

The only persons entitled to be present at a meeting of shareholders shall be; (a) those entitled to vote at such meeting; (b) the directors and auditors of the Corporation; (c) others who, although not entitled to vote, are entitled or required under any provision of the Act, the articles or the by-laws to be present at the meeting; (d) legal counsel to the Corporation when invited by the Corporation to attend the meeting; and (e) any other person on the invitation of the chairman or with the consent of the meeting.

8.03 Quorum

A quorum for the transaction of business at any meeting of shareholders shall be at least two persons present in person, each being a shareholder entitled to vote thereat or a duly appointed proxy or representative for an absent shareholder so entitled, and representing in the aggregate not less than ten percent (10%) of the outstanding shares of the Corporation carrying voting rights at the meeting, provided that, if there should be only one shareholder of the Corporation entitled to vote at any meeting of shareholders, the quorum for the transaction of business at the meeting of shareholders shall consist of the one shareholder.

8.04 Representatives

The authority of an individual to represent a body corporate or association at a meeting of shareholders of the Corporation shall be established by depositing with the Corporation a certified copy of the resolution of the directors or governing body of the body corporate or association, as the case may be, granting such authority, or in such other manner as may be satisfactory to the chairman of the meeting.

8.05 Action by Shareholders

The shareholders shall act by ordinary resolution unless otherwise required by the Act, articles, by-laws or any unanimous shareholder agreement. In case of an equality of votes either upon a show of hand or upon a poll, the chairman of the meeting shall not be entitled to a second or casting vote.

8.06 Show of Hands

Upon a show of hands every persons who is present and entitled to vote shall have one vote. Whenever a vote by show of hands shall have been taken upon a question, unless a ballot thereon is required or demanded, a declaration by the chairman of the meeting that the vote upon the question has been carried or carried by a particular majority or not carried and an entry to that effect in the minutes of the meeting shall be prima facie evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against any resolution or other proceeding in respect of the said question, and the result of the vote so taken shall be the decision of the shareholders upon the said question.

8.07 Ballots

A ballot required or demanded shall be taken in such manner as the chairman shall direct. A requirement or demand for a ballot may be withdrawn at any time prior to the taking of the ballot. If a ballot is taken each person present shall be entitled, in respect of the shares which he is entitled to vote at the meeting upon the question, to that number of votes provided by the Act or the articles, and the result of the ballot so taken shall be the decision of the shareholders upon the said question.

8.08 Meetings by Telephone

With the consent of the chairman of the meeting or the consent (as evidenced by a resolution) of the persons present and entitled to vote at the meeting, a shareholder or any other person entitled to attend a meeting of shareholders may participate in the meeting by means of telephone or other communication facilities that permit all persons participating in the meeting to hear each other, and a person participating in such a meeting by those means shall be considered present at the meeting and at the place of the meeting.

SECTION NINE
NOTICES

9.01 Omissions and Errors

The accidental omission to give any notice to any shareholder, director, officer, auditor or member of a committee of the board or the non-receipt of any notice by any such person or any error in any notice not affecting the substance thereof shall not invalidate any action taken at any meeting held pursuant to such notice or otherwise founded thereon.

9.02 Persons Entitled by Death or Operation of Law

Every person who, by operation of law, transfer, death of a shareholder or any other means whatsoever shall become entitled to any share, shall be bound by every notice in respect of such share which shall have been duly given to the shareholder from whom he derives his title to such share prior to his name and address being entered on the securities register (whether such notice was given before or after the happening of the event upon which he became so entitled) and prior to his furnishing to the Corporation the proof of authority or evidence of his entitlement prescribed by the Act.

SECTION TEN
EFFECTIVE DATE AND REPEAL

10.01 Effective Date

This by-law shall come into force when made by the board in accordance with the Act.

10.02 Repeal

All previous by-laws of the Corporation are repealed as of the coming into force of this by-law. Such repeal shall not affect the previous operation of any by-law so repealed or affect the validity of any act done or right, privilege, obligation or liability acquired or incurred under, or the validity of any contract or agreement made pursuant to, or the validity of any articles (as defined in the Act) or predecessor charter documents of the Corporation obtained pursuant to, any such by-law prior to its repeal. All officers and persons acting under any such by-law so repealed shall continue to act as if appointed under the provisions of this by-law and all resolutions of the shareholders, the board or a committee of the board with continuing effect passed under any repealed by-law shall continue to be good and valid except to the extent inconsistent with this by-law and until amended or repealed.

MADE by the board the 12th day of January, 1998.

H. Zaghloul

President

CONFIRMED by the Shareholders in accordance with the Act the 8th day of February, 1998.

H. Zaghloul

President

END